Form 20-F
period 2005-12-31
Exeter Resource CORP
filed 2006-05-11
CIK 1306900

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

___	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 for the fiscal year ended December 31, 2005

OR

___	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

or

Shell Company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report. _____

Commission file number: 000-51016

Exeter Resource Corporation

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 301, 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  27,845,763

Indicate by check mark if the Registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes	No X

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No X

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer X

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	X	Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No X

TABLE OF CONTENTS

TABLE OF CONTENTS		3
METRIC EQUIVALENTS		5
GLOSSARY OF MINING TERMS		5
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS		8
PART I		8
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		8
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		8
ITEM 3. KEY INFORMATION		8
A.	Selected Financial Data	8
B.	Statement of Capitalization and Indebtedness	10
C.	Reasons for Offer and use of Proceeds	10
D.	Risk Factors	10
ITEM 4. INFORMATION ON THE COMPANY		16
A.	History and Development of the Company	16
B.	Business Overview	19
C.	Organizational Structure	19
D.	Property, Plants and Equipment	20
ITEM 4A. UNRESOLVED STAFF COMMENTS		39
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		39
A.	Results of Operations	41
B.	Liquidity and Capital Resources	42
C.	Research and Development, Patents and Licences, Etc.	44
D.	Trends	44
E.	Off-Balance Sheet Arrangements	44
F.	Tabular Disclosure of Contractual Obligations	44
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		44
A.	Directors and Senior Management	44
B.	Compensation	47
C.	Board Practices	48
D.	Employees	49
E.	Share Ownership	49
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		51
A.	Major shareholders	51
B.	Related Party Transactions	52

ITEM 8. FINANCIAL INFORMATION		53
A.	Consolidated Statements and Other Financial Information	53
B.	Significant Changes	53
ITEM 9. THE OFFER AND LISTING		53
A.	Offer and Listing Details	53
B.	Plan of Distribution	55
C.	Markets	55
D.	Selling Shareholders	55
E.	Dilution	55
F.	Expenses of the Issue	55
ITEM 10. ADDITIONAL INFORMATION		56
A.	Share Capital	56
B.	Memorandum and Articles of Association	56
C.	Material Contracts	59
D.	Exchange Controls and Other Limitations Affecting Security Holders	62
E.	Taxation	63
F.	Dividends and Paying Agents	74
G.	Statement by Experts	74
H.	Documents on Display	74
I.	Subsidiary Information	74

ITEM 11. DISCLOSURES ABOUT MARKET RISK	74
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY	75
PART II	75
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75

ITEM 14. MATERIAL MODIFICATIONS OF RIGHTS OF SECURITIES HOLDERS AND USE OF

PROCEEDS	75
ITEM 15. CONTROLS AND PROCEDURES	75
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	76
ITEM 16B. CODE OF ETHICS	76
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	76
Audit Fees	76
Audit-Related Fees	76
Tax Fees	76
All other Fees	76
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES	77

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS	77
PART III	77
ITEM 17. FINANCIAL STATEMENTS	77
ITEM 18. FINANCIAL STATEMENTS	77
ITEM 19. EXHIBITS	77
SIGNATURES	79

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Meters (m)	Feet (ft)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces (troy/ton)	0.029

GLOSSARY OF MINING TERMS

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven (Measured) Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable (Indicated) Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite - A dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

Argulite - A variety of asphaltic sandstone.

Assaying - laboratory examination that determines the content or proportion of a specific metal (e.g silver) contained within a sample. Technique usually involves firing/smelting.

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carbon In Leach – A recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold content and the gold is absorbed in the carbon. The carbon is subsequently separated from the slurry for further gold removal.

Channel Sampling – cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling - Taking of small pieces rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

Cut-off grade - the lowest grade of mineralized material that qualifies as reserve in a deposit. i.e.: contributing material of the lowest assay that is included in a reserve estimate.

Diorite - An intrusive igneous rock.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Intrusion; Intrusive – molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer – An instrument for detecting and measuring changes in the Earth's magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Net Smelter Return Royalty/ NSR Royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit – a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop - The part of a rock formation that appears at the surface of the ground.

Oxide - A compound of oxygen with another element.

Phyllic Alteration - Hydrothermal alteration common in porphyry base-metal systems.

Porphyry - Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pyroclastic - Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling – A type of percussion drilling where hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The rock chips are forced to the surface using air or water forced down the outer chamber of a twin-walled drill rod and driven back to the surface through the inner chamber. The rock chips are then collected for analysis.

Rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling – Taking a sample of rock or material in order to test and assay its mineral composition.

Sedimentary - Formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Tuff - A general term for all consolidated pyroclastic rocks.

Stockwork - A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. Shareholders.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

As used within this Annual Report, the terms “Exeter”, “the Company”, “Issuer” and “Registrant” refer collectively to Exeter Resource Corporation, its predecessors, subsidiaries and affiliates.

A.	Selected Financial Data

The selected financial data of the Company for the years Ended December 31, 2005, 2004, and 2003, reflected in the following table, have been derived from the audited consolidated financial statements of the Company which are included elsewhere in this Annual Report. The selected financial data set forth for the years ended December 31, 2002 and 2001 are derived from the Company’s audited financial statements, not included herein. The consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in note 16 to the December 31, 2005 consolidated financial statements.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Selected Financial Data

(Canadian $ in 000s, except per share data)

	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001
Statement Of Operations And Deficit
Operating Revenues	n/a	n/a	n/a	n/a	n/a

Interest Income	$41	$49	$2	$0	$0

Net Loss for the Period
Canadian GAAP	$3,692	$1,271	$385	$460	$380
U.S. GAAP	$10,512	$4,112	$1,357	$460	$380

Basic & Diluted Loss per common share
Canadian GAAP	$0.20	$0.10	$0.09	$0.38	$0.32
U.S. GAAP	$0.58	$0.32	$0.30	$0.38	$0.32

Dividends Declared	n/a	n/a	n/a	n/a	n/a
Balance Sheet
Total Assets	$18,644	$6,469	$4,521	$61	$407

Working Capital	$7,339	$2,296	$3,382	($126)	($43)

Mineral Properties	$10,632	$3,812	$971	$0	$0

Net Assets
Canadian GAAP	$18,089	$6,247	$4,382	($87)	$347
U.S. GAAP	$7,457	$2,435	$3,410	($87)	$347

Shareholders’ Equity
Canadian GAAP	$18,089	$6,247	$4,381	($87)	$347
U.S. GAAP	$7,457	$2,434	$3,410	($87)	$347

Weighted Average Number of Shares Outstanding 000’s	18,128	12,917	4,506	1,200	1,200

Where applicable, all per share figures have been adjusted for a 1 for 10 reverse split effective October 10, 2002.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The table below sets forth the average rate of exchange for the Canadian Dollar at the end of the five most recent calendar periods ended December 31st. The table also sets forth the high and low rate of exchange for the Canadian Dollar at the end of the six most recent months. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Canadian Dollar / US Dollar

Year Ended December 31
	2005	2004	2003	2002	2001
Average for Period	1.21	1.30	1.39	1.57	1.55

Month Ended
	April 30, 2006	March 31, 2006	February 28, 2006	January 31, 2006	December 31, 2005	November 30, 2005
High for Period	1.12	1.13	1.14	1.14	1.15	1.17
Low for Period	1.18	1.17	1.18	1.17	1.17	1.20

The noon rate of exchange on April 28, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was 0.8926 (US$1.00 = CDN$1.1203).

B.	Statement of Capitalization and Indebtedness

Not Applicable

C.	Reasons for Offer and use of Proceeds

Not Applicable

D.	Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration of its non producing mineral properties. The Company is subject to known and unknown risks which may adversely affect its performance. In particular, the following risk factors, which should not be regarded as a list of all potential risk factors, apply:

Risks Associated with the Company’s Operations and Mineral Exploration

The Company is Involved in the Resource Industry which is Highly Speculative and has Certain Inherent Exploration Risks which Could have a Negative Effect on the Company’s Operations - Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company Has No Known Reserves and No Economic Reserves May Exist on Its Properties Which Would have a Negative Effect on the Company’s Operations and Valuation - Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. The Company may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditures on that property if no commercial or economic quantities of minerals are found, similar to the Company’s recent decision to drop the option and abandon its expenditures on the Papagallos project. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration efforts, the Company may be forced to acquire additional projects or cease operations.

The Company does not Own Certain of its Properties but is Required to Make Option Payments and Exploration Expenditures to Earn its Interest. If the Company is Unable to Make the Required Outlays, its Entire Investment Could Be Lost - Certain of the Company’s properties, including its most advanced project, La Cabeza, are currently under option to the Company. The Company has no ownership interest in these properties until it meets all required property expenditures, cash payments, and common share issuances. If the Company is unable to fulfill the requirements of these option agreements, it is likely that the Company would be considered in default of the agreements and the option agreements could be terminated resulting in the complete loss of all expenditures made on the property and required option payments made on the properties to that date.

The Company Conducts Mineral Operations in Argentina which as a Developing Economy has Special Risks which could have a Negative Effect on the Company’s Operations and Valuation - The Company’s exploration operations are currently located in Argentina and Chile. Argentina is currently experiencing economic instability associated with unfavorable exchange rates, high unemployment and inability to repay foreign debts. These factors could pose serious potential problems associated with the Company’s ability to raise additional capital which will be required to explore and/or develop any of the Company’s mineral properties in Argentina.

As a developing economy, operating in Argentina contains certain additional risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; lack of a stable economic climate. The presence of any of these conditions could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its properties in Argentina. This would have a negative effect on the Company’s operations and valuation.

Argentina’s Economy has a History of Instability and Future Instability and Uncertainty Could Negatively Effect the Company’s Ability to Operate in the Country - Since 1995, Argentina’s economy has suffered periods of instability, which include high inflation, capital flight, default on international debts, and high government budget deficits. Results of these problems included domestic disturbances and riots, government resignations and instability in the currency and banking system. Such disorder in the future could make it difficult or impossible for the Company to operate effectively in the country which may require the Company to reduce or suspend its operations in Argentina.

The Company’s Operations Contain Significant Uninsured Risks which Could Negatively Impact Future Profitability as the Company Maintains No Insurance Against its Operations - The Company’s exploration of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against such risks.

The Company currently maintains no insurance against its properties or operations and may decide to not take out any such insurance in the future or such insurance may not be available at economic rates or at all. Should such events arise, they could reduce or eliminate the Company’s assets and shareholder equity as well as result in increased costs and a decline in the value of the Company’s securities.

The Company Has Not Surveyed Any of Its Properties, has No Guarantee of Clear Title to its Mineral Properties and the Company Could Lose Title and Ownership of Its Properties which would have a Negative Effect on the Company’s Operations and Valuation - The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has not obtained formal title reports on any of its properties and title may be in doubt. If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights.

The Natural Resource Industry is Highly Competitive, which could Restrict the Company’s Growth - The Company competes with other developmental resource companies, which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company. This may place the Company at a disadvantage at acquiring, exploring and developing properties. Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral Operations are Subject to Market Forces Outside of the Company’s Control which could Negatively Impact the Company’s Operations - The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is Subject to Substantial Environmental Requirements which could cause a Restriction or Suspension of Company Operations - The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which the Company may require for future exploration or possible future development will be obtainable on reasonable terms, or that future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. This could have a negative effect on the Company’s exploration activities or its ability to develop its properties.

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Argentina, prior to conducting operations, miners must submit an environmental impact report to the provincial government, describing the proposed operation and the methods to be used to prevent environmental damage. Approval must be received from the applicable bureau and/or department before exploration can begin, which will also conduct ongoing monitoring of operations. As the Company is at the exploration stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Financing Risks

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future and Will Require Additional Equity Financings, which will Cause Dilution to Existing Shareholders - The Company has limited financial resources and has no operating cash flow. As of the end of the last fiscal year dated December 31, 2005, the Company’s historical net loss under US GAAP totaled ($22,533,425). The continued exploration efforts will require additional capital to help maintain and to expand exploration on the Company’s principal exploration properties. Additionally, if the Company decides to proceed with a full feasibility study on its La Cabeza project; substantial additional funds will be required to complete the study as well as to complete the acquisition of the project under its option agreements. The Company may not be able to obtain additional financing on reasonable terms, or at all. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, and the Company has no current plans to obtain financing through means other than equity financing. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a Lack of Cash Flow Sufficient to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future - None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would likely have a negative effect on the stock price.

The Company Operates in Foreign Countries and is Subject to Currency Fluctuations which could have a Negative Effect on the Company’s Operating Results - While engaged in the business of exploring mineral properties, the Company’s operations are located in Argentina and Chile which makes it subject to foreign currency fluctuation, as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in US dollars and the local currency. Such fluctuations may adversely affect the Company’s financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares - The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral. In the last 5 fiscal years, the price of the Company’s stock has fluctuated between $0.18 and $1.80. The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company’s common shares in Canada and Germany, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations - The Company strongly depends on the business and technical expertise of its management and key personnel, including Bryce Roxburgh, President, and Yale Simpson, Chairman. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company has entered into formal services agreements with Bryce Roxburgh and Yale Simpson and some of its other officers. The Company maintains no “key man” life insurance on any members of its management or directors.

Certain Officers and Directors May Have Conflicts of Interest, Which Could have a Negative Effect on the Company’s Operations - Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company Could be Deemed a Passive Foreign Investment Company Which Could have Negative Consequences for U.S. Investors - The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s common shares who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against The Company or Its Directors, Controlling Persons and Officers - It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia under the Business Corporations Act. A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers May Be Discouraged From Effecting Transactions In The Company’s Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules - Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As a “Foreign Private Issuer”, the Company is Exempt From the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act - The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4. Information on the Company

A.	History and Development of the Company

The Company’s name is Exeter Resource Corporation.

The Company’s executive office is located at:

Suite 301 – 700 West Pender Street, Vancouver, B.C. Canada V6C 1G8.

Telephone: (604) 688-9592

Facsimile: (604) 688-9532

Website: www.exeterresource.com

The Company was incorporated in the Province of British Columbia under the name “Square Gold Explorations Inc.” on February 10, 1984. On July 13, 1987, the Company changed its name to “Glacier Resources Inc.”, on August 19, 1988 changed its name to “Golden Glacier Resources Inc” and changed its name to “Exeter Resource Corporation” on October 11, 2002 and is incorporated under the Business Corporations Act, British Columbia, Canada.

Events in the Development of the Business

The Company is currently involved in the mineral exploration sector and as at April 30, 2006, had interests in or options to acquire mineral exploration properties in Argentina and Chile.

On February 2, 2005 the Company announced that it had been designated as a Tier 1 company by the TSX Venture Exchange. The Tier 1 designation is reserved for the most advanced companies trading on the TSX Venture Exchange.

In March 2005, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited (“Rio Tinto”) regarding mineral exploration data in Chile. The agreement covers an 800 square kilometer area (“Area of Interest”) which had been prospected by Rio Tinto under a regional exploration program across southern Chile. Exeter has the right to use the data for evaluation and exploring the Area of Interest and, if it decides to acquire any properties within the Area of Interest, the acquisition is subject to a 60% back-in-right held by Rio Tinto. Rio Tinto may exercise that right once Exeter has completed 10,000 meters of drilling in the Area of Interest by paying the Company an amount equal to three times its exploration expenditures on a property in the Area of Interest to that time. Rio Tinto can earn a further 15% interest in a property (for 75% total) if the Company declines to fund its 40% share of costs and expenses which will be funded by Rio Tinto, including the cost of a feasibility study. After completion of a feasibility study the Company and Rio Tinto will share future development costs pro rata or their respective interest will be diluted. Should a participating interest fall below 10% it will be converted to a 1% NSR. If Rio Tinto elects not to exercise its back-in right, its interest shall revert to a 1% NSR from production on the properties.

In April 2005, the Company closed the private placement of 1,907,667 common share units at a price of $1.20 per unit for gross proceeds of $2,289,200. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full warrant was exercisable into one common share at a price of $1.35 until April 14, 2006.

In July 2005, the Company completed the acquisition of the remaining 50% of Cognito Limited (“Cognito”) by issuing 2,500,000 common shares of Exeter to Rowen Company Limited (“Rowen”). The acquisition of Cognito is considered to be a “non-arm’s length transaction” as Bryce Roxburgh, President and Director of the Company, is a beneficial owner of Rowen. Please see item 4D Property, Plants and Equipment – La Cabeza Project.

By an agreement dated October 11, 2005, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 meters of drilling. The Vendor will retain a 3% Net Smelter Royalty (“NSR”) in the properties. The Company may withdraw from the agreement at any time after expending US$250,000 including conducting 1,500 meters of drilling.

In December 2005, the Company completed a private placement financing consisting of 5,979,334 units, at a price of $1.30 per unit, for total consideration of $7,773,134. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

The Company paid share issuance costs totaling $149,611 and issued 44,500 units with a fair value of $57,850 as finders’ fees in connection with this private placement. Each unit consists of one share and one-half share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

Principal Capital Expenditures and Divestitures

The Company’s principal accounting policies for mineral properties and deferred costs is as follows:

(a)

Mineral properties and deferred costs - Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property on a unit of production basis. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Management reviews capitalized costs on its mineral properties on an annual basis at the balance sheet date and will recognize impairment in value based upon current exploration results and upon management’s assessment of the probability of future revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of the mineral properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may by affected by such defects.

(b)

Property examination costs - Property examination costs represent the costs of evaluating the potential merit of mineral properties and new opportunities in which the Company has not yet acquired an interest.

The Company has financed its capital expenditures on its mineral properties through the sale of its common shares. As the Company does not have any revenue it will be required to raise additional funds in the future through the sale of its shares, or from the sale of some or all of its mineral properties. While the Company has been successful in raising the required funds to conduct operations through the sale of its shares in the past, there can be no assurance that it will be successful in the future.

The principal capital expenditures and investment in mineral properties over the last three fiscal years is as follows:

		Fiscal year ended December 31,
Projects	Location	2005	2004	2003

La Cabeza	Argentina	$ 5,642,637	$ 1,751,356	$ 608,627
CVSA	Argentina	1,142,029	1,068,052	35,528
Other	Argentina and Chile	34,937	21,543	327,234
		$ 6,819,603	$ 2,840,951	$ 971,389

Principal divestitures during the last three fiscal years consist of the write-offs of the Papagallos property in 2004 in the amount of $85,965 and $40,835 in 2003. The Company has not disposed of any other significant property and there are no significant divestitures in progress.

There has been no indication of any public takeovers by third parties in respect of the Company’s common shares nor has the Company attempted the takeover of other company’s shares during the last and current fiscal years.

B.	Business Overview

The Company operates in the mineral exploration sector and has no current production of minerals. All of the Company’s properties are currently at the exploration stage. There is no assurance that an economic and commercially viable deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine if any economic deposits, which it may legally exploit, occur on the Company’s properties.

The Company’s main exploration projects, including the La Cabeza Project, are located in Argentina, however under two separate agreements entered into during 2005, the Company may acquire projects in Chile.

Operations are not seasonal as the Company can conduct exploration on many of its properties year-round. However, the high altitude of some of its exploration projects and cold weather in the Patagonia region of Argentina and Chile makes exploration difficult during the winter months of May to October.

To date, the Company’s income has been limited to interest on its cash balances and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes.

The mineral exploration operations of the Company are subject to regulation by government agencies at the Federal, Provincial and local levels. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations.

The Company competes with other mining companies for exploration properties, joint venture agreements and for the acquisition of attractive gold companies. There is a risk that this competition could increase the difficulty of concluding negotiations on future transactions on terms that the Company considers acceptable.

C.	Organizational Structure

The following chart represents the inter-corporate relationship between the Company and its wholly owned subsidiaries, as well as the jurisdiction of incorporation.

(1) Cognito Limited (“Cognito”) and Estelar Limited (“Estelar”) are registered to conduct activities in Argentina.

D.	Property, Plants and Equipment

At December 31, 2005, the Company did not have any significant plant and equipment, mines or producing properties. The Company is an exploration stage company, and it has not determined whether any of its mineral properties contain ore reserves that are economically recoverable.

The Company owns or has options to acquire certain mineral properties as part of its business, as described below.

The principal mineral properties include the following:

Projects	Licence	Size	Total Expenditure to Dec. 31, 2005	Budgeted Expenditure 2006

La Cabeza (1)	various	various	$ 3,172,000 (4) (5)	$ 6,000,000
CVSA properties (2)	various	various	$ 1,142,000	$ 1,000,000
Other (3)	various	various	$ 361,000 (4)	$ 750,000
			$ 4,675,000	$ 7,750,000

(1) Cognito has the option to acquire a 100% interest in La Cabeza subject to a 3.5% NSR.

(2) Estelar has the right to acquire a 100% interest in the various properties subject to a 2% NSR, and back-in provisions.

(3) Other refers to the Estelar, MRP, Rio Tinto and Maricunga Projects. These projects are held under option agreements which require option payments and in certain cases expenditure commitments. Some of the projects are subject to a net smelter return royalty and back-in provisions.

(4) Includes property examination costs charged to operations totaling $355,000.

(5) Excludes the issue of 2,500,000 shares for the acquisition of Cognito at a price of $1.00 per share.

A General Discussion of the Political and Economic Climate in Argentina

Country Overview:

Argentina or Argentine Republic is located in southern South America, bounded to the north by Bolivia and Paraguay; to the east by Brazil, Uruguay, and the Atlantic Ocean; to the south by the Atlantic Ocean and Chile; and to the west by Chile. The country occupies most of the southern portion of the continent of South America and is somewhat triangular in shape. Buenos Aires is the capital and largest city, with a population of about 14 million.

Traditionally, Argentina’s economy was based on agriculture centred in the vast Pampas, which extend nearly 1,600 km (1,000 miles) south from the Chaco and are used for extensive grazing and grain production. The Pampas, which are largely made up of a fine sand, clay, and silt almost wholly free from pebbles and rocks, are ideal for the cultivation of grains. However, the gravelly soil of most of Patagonia, in southern Argentina, is useless for growing crops, therefore it is used primarily as pasture for sheep. Most of the northern Andean foothill region is unsuitable for farming, but several oases favor fruit culture.

Argentine mineral resources, especially deposits of petroleum and natural gas, have assumed increasing importance in recent decades. In recent years, the mining and exploration sector has shown increased levels of activity.

Government:

Argentina is a federal republic headed by a president, who is assisted by a council of ministers. Legislative powers are vested in a national congress consisting of a Senate and a House of Deputies. The president and vice president each serve for a four year term and may be re-relected for a further four year term. The constitution of 1853 permits the suspension of parliamentary government and civil liberties should the president deem that a national emergency requires a “state of siege.”

The National Institute of Social Welfare has administered most Argentine welfare programs since its founding in 1944. Health services are provided to workers by the various unions and to others by free hospital clinics. Medical standards are relatively high in the cities, and efforts are constantly being made to improve medical facilities located in outlying rural areas.

The organization of the legislature of Argentina is similar to that of the United States. The Argentine national congress consists of a lower chamber, the 257-member House of Deputies, and an upper chamber, the 72-member Senate. Deputies are directly elected to four-year terms; senators are chosen by provincial legislatures for terms of six years. All citizens 18 years of age or older are entitled to vote. Proportional representation in national elections was initiated in 1962.

Under the constitution, the provinces of Argentina elect their own governors and legislators. During periods when the constitution has been suspended, provincial governors have been appointed by the central government.

Federal courts include the Supreme Court, 17 appellate courts, and district and territorial courts on the local levels. The provincial court systems are similarly organized, comprising supreme, appellate, and lower courts.

The Economy of Argentina:

The Argentine economy is based primarily on the production of agricultural products, including wines and the raising of livestock, but manufacturing and mining industries have shown marked growth in recent decades. Argentina is one of the world's leading cattle and grain-producing regions; the country's main manufacturing enterprises are meat-packing and flour-milling plants.

Since 1995, the Argentinean economy has undergone several problems, including high levels of international debt, slow or negative growth, high inflation and government budget deficits. Negative economic growth in 2000 was followed by a decline in the overall economic situation in 2001 including massive withdrawals from the Argentine banking system. An attempt to stabilize the banking system and overall economy failed as the economy continued to worsen and the confidence of foreign investors and consumers declined. In December 2001, President De la Rua resigned and Argentina missed its scheduled interest payments and defaulted on its foreign debt. The country’s new President quickly abandoned the peg of the Peso to the US dollar and the Peso was floated in February 2002. By mid-2002, the economy began to improve and Gross Domestic Product grew by 8% in 2003 and approximately 9% in 2004. However, Argentina continues to maintain large foreign debt levels, and continues to negotiate with the IMF on future repayment schedules.

Currency:

The nuevo peso argentino (new Argentine peso, equal to 10,000 australs) was introduced in January 1992, at an exchange rate of 1 peso = US$1. The peg to the dollar was abandoned in February 2002 and the currency is allowed to float. The exchange rate as of April 28, 2006 was 3.09 pesos/US dollar.

The Mining Industry in Argentina:

Although the country has a variety of mineral deposits, including petroleum, coal, and a number of metals, mining has been relatively unimportant in the economy. In recent decades, however, production of petroleum, coal, copper and gold has increased significantly. In terms of value, the chief mineral product is petroleum. The country also produces significant amounts of natural gas and the mining industry produces gold, silver, copper, lead, zinc, iron, tin, tungsten, mica, uranium and limestone.

Mining taxes are covered by the Mining Investments Act, instituted in 1993 to encourage foreign investment in the Argentina mining sector. Incentives provided by the Act include guaranteed tax stability for a 30-year period, 100% income tax deductions of exploration costs, accelerated amortization of investments in infrastructure, machinery and equipment, and the exemption from import duties on capital goods, equipment and raw materials used in mining and exploration; however all exports are subject to a 5% export tax. Argentina’s mineral resources, administered by its 23 provinces, are subject to a provincial royalty capped at 3% of the “mouth of mine’ value of production, although provinces may opt to waive this royalty.

Description of “Exploration” and “Mining” Permits:

There is no actual ground staking of mineral claims for securing mineral rights in Argentina. Mineral rights are acquired by application to the government for concessions to seek, own and sell minerals located within a specified parcel of land. Generally, all persons or entities qualified to acquire and possess real estate can obtain mineral rights. The three levels of mineral rights and titles are described below.

Cateo

An exploration permit, known as a “Cateo”, allows the holder of the permit to explore the exploration concession by way of prospecting, mapping, sampling and conducting geophysical surveys. To conduct drilling and trenching programs on the Cateo, the permit holder has to submit a report to the mining office outlining the proposed program which must include a plan for any reclamation.

Term of Cateo

Once a Cateo is granted, it has a lifespan that is predicated upon its size. A Cateo is measured in 500 ha units and can range in size from a minimum of 1 unit (500 ha) to a maximum of 20 units (10,000 ha). A one-time fee of Peso 0.80 per ha is due within 5 days of approval. During the term of a Cateo, which begins 30 days after approval, periodic relinquishment of ground is made such that 300 days after approval, 50% of the area in excess of 4 units must be relinquished and after 700 days, 50% of the remaining area must be relinquished. A Cateo of 1 unit has a duration of 150 days and for each additional unit, its duration is increased by 50 additional days.

Mining Permit

A Cateo will expire if, within its specified term or duration, no mineral discovery is reported by the Cateo holder. If a mineral showing or an ore zone has been discovered while exploring the property, where the holder is a company, it may apply for a "Manifestacion de Descubrimiento”, or “MD" for mining rights to a maximum of 3,500 ha. Once an MD is granted, the property must be surveyed in order to apply for a “Mina”, or mining lease. This is usually done after the results of exploration indicate a potential ore body.

Environmental Regulations

Argentina’s mining code contains environmental provisions that are administered by each Province. Operators are liable for environmental damage. Before initiating operations, mining companies must prepare and submit an environmental impact report to the Provincial regulators. This report outlines the proposed operations and methods and what measures will be taken to minimize the impact on the environment. Updates which detail the status of operations and results are required. If the regulators determine the protection measures to be inadequate or insufficient, additional environmental protection measures may be required, and violators may be forced to cease operations and rectify any damage.

Discussion of the Company’s Mineral Properties

The Company currently operates in the mineral exploration sector. All of the Company’s properties are located in Argentina and Chile and are at the exploration stage. The properties contain no defined economic reserves of recoverable minerals. The material individual mineral properties are described below.

La Cabeza Project

The La Cabeza Project is a gold exploration property located approximately 370 km south of the city of Mendoza in west-central Argentina. The Company’s wholly owned subsidiary, Cognito has the option to earn a 100% interest in the property.

The property is an epithermal, low-sulphidation gold deposit situated at an elevation of 1,200 meters, is at the exploration stage, and is without known mineral reserves. The Company’s efforts are currently limited to a search for economically recoverable mineral reserves.

Diagram of La Cabeza Mineral Properties

LA CABEZA
68° 30'
36° 00'
2530000
2540000
2550000
2560000
2570000
6020000
6010000
6000000
5990000
5980000
5970000
"HONESTIDAD"
2828-E-03
1360Has
"LA PROPICIA II"
"BEATRIZ"
461-C-95
1500Has
"NORA"
1500Has
"ANALIA"
1915-C-98
"ARISTARCO"
486-C-95
925Has
La Luna
1914-C-98
500Has
"LA PROPICIA"
2485-E-03
4750Has
503-C-95
"CAPRICHOSA"
2858-C-04
440Has
1145-A-97
MRDLP Properties
Carotti Properties
Cognito Properties
Exeter Properties
Mensura
Prospects

SCALE	14/04/2005	
1:250 000	REF No.	FILE LACABEZA.DWG

0 5Km

Coord: GAUSS KRUGER - LAT/LONG

MINERAL PROPERTIES

LA CABEZA PROJECT

MENDOZA PROVINCE, ARGENTINA

exeter RESOURCE CORPORATION

How Acquired

The Company acquired its interest in the project by a Principles of Agreement dated 27 October 2002 and two subsequent agreements with Rowen Company Limited (“Rowen”) a Hong Kong Company. In an agreement dated January 18, 2003, the Company acquired an option to a 50% interest in Cognito from Rowen. Consideration for the acquisition of the right to the 50% interest was the issuance of 800,000 common shares of the Company to the principals of Rowen, the beneficial owners of Cognito.

By agreement dated April 30, 2003, the Company acquired an option to the remaining 50% interest in Cognito. For consideration of the additional interest, the Company paid $25,000 cash and issued 800,000 common shares of the Company to the principals of Rowen. In order to exercise the option to acquire its initial 50% interest, the Company was required to incur a total cumulative expenditure on the property of US$3,000,000 by March 2007. Additionally, within 30 days of the earlier of incurring the expenditure of US$3,000,000 on the property or the completion of a bankable feasibility study, the Company could exercise its option to acquire the remaining 50% of Cognito by making further payment to Rowen of either:

a) $2,500,000 cash, or at the Company’s option issue

b) 2,500,000 common shares of Exeter.

In July 2005, the Company completed the acquisition of all the remaining shares of Cognito by issuing 2,500,000 common shares of the Company to Rowen. The acquisition of Cognito is considered to be a “non-arm’s length transaction” as Bryce Roxburgh, President and Director of the Company, is a beneficial owner of Rowen. Mr. Roxburgh was appointed an officer and director of the Company in March 2003, concurrent with the acquisition of the initial 50% interest in Cognito by the Company.

Cognito acquired its interest in the La Cabeza property through an option agreement dated February 7, 2003. Cognito has the option to acquire a 100% interest in the La Cabeza property, subject to a 3.5% NSR which may be purchased for US$1,000,000, by making cash payments of US$525,000 as follows:

-	US$5,000 due December 15, 2002 (paid);
-	US$15,000 on or before December 15, 2003 (paid);
-	US$25,000 on or before December 15, 2004; (paid)
-	US$35,000 on or before December 15, 2005; (paid)
-	US$45,000 on or before December 15, 2006; and
-	US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

The Company may terminate the payments described above upon making a development decision in respect of the project; provided that production at the project must commence within two years of the development decision.

In 2004, the Company entered into an agreement for the acquisition of the surface rights at its La Cabeza project, and, in 2005, completed the acquisition at a cost of approximately $78,000. The Company must provide alternative housing, at an estimated cost of $75,000, and allow live stock grazing outside of the areas affected by mining. The landowners will have the option to re-acquire ownership of the property once mining activities are complete for a nominal amount.

Location and Access

The La Cabeza Project covers an area of approximately 100 square kilometers and is located 370 kilometers south of the city of Mendoza, in Mendoza Province. Access is by a combination of paved and all-weather gravel roads from Mendoza via several towns, including San Rafael, General Alvear or Malargüe. A network of local farm roads and tracks provide access to all areas of the project.

The project’s topography is gentle to rolling hills, with scrub grasses and few trees. The elevation averages 1,200 meters above sea level, but the climate is arid, with little rain or snowfall to cause any impediment to exploration.

Regional and Property Geology

The property lies in an area of Argentina that is near the eastern edge of a regional sedimentary basin, east of the Andean cordillera. Regional dips are shallow and the dominant faults are normal, generally trending west to northwest.

The altered volcanics and sediments on the property host widespread occurrences of anomalous gold values. Detailed exploration by a previous operator, including drilling of an alteration zone, identified 10 prospects. The individual prospects occur as veins and mineralized breccias in volcanics along, or close to, a recognizable regional northwesterly structural trend. One of the prospects named Cuello is a typical vein with a thickness of 2 to 15 meters. The other prospects are stockworks of discontinuous and lenticular veins associated with breccias where the target is a wide zone of mineralization.

Previous Exploration History

The area containing the La Cabeza project saw little organized exploration prior to 1994. Small scale diggings for minerals other than gold exist in the vicinity of the project, including evidence of quartz mining. During the late 1960s and early 1970s, the United Nations, under its “Plan Mendoza” designated the region an area of interest, based upon regional sampling results. In 1994, a previous operator, Minera Andes completed a semi-regional stream sampling program over a wide area that included the La Cabeza property without making a gold discovery.

In 1996, Argentina Mineral Development S.A. (“AMD”) conducted exploration on the property, including prospecting, geological mapping, induced polarization, magnetometer and radiometric surveys, rock chip and channel sampling, and several rounds of drilling. Overall, AMD completed approximately 16,000 meters of drilling (13,800 meters of reverse circulation and 2,200 meters of diamond drilling) from 126 drill holes. The exploration program outlined gold mineralization within epithermal quartz veins, stockworks and silicified breccias within a 2 km x 2 km area.

Following positive drilling results and preliminary metallurgical testing, AMD conducted a scoping study, including calculating an inferred gold resource estimate. The AMD study provided sufficient encouragement to conduct further exploration but was insufficient to determine an economic mineral deposit. Further work will be necessary to determine if the La Cabeza project contains an economic mineral deposit.

Work Conducted by Exeter and Planned Exploration

Upon acquiring the rights to an interest in the property, the Company commissioned an independent review of all previous exploration results on the property. The review, by independent geologist Ruben Verzosa, confirmed AMD’s methodology and resource estimate. The review was used to prepare a drill and surface channel sampling program to test several zones of near surface gold mineralization that could potentially increase the gold resource. In July 2003, the Company began a field program on the property, including metallurgical testing of available AMD remnant La Cabeza drill samples.

In November 2003, Sandercock and Associates Pty. Ltd. (“Sandercock”) of Australia updated the AMD conceptual study on La Cabeza. This review considered a combination of open pit and underground mining, in light of 2003 capital and operating costs. With the positive results of this internal study, in January 2004, the Company planned its first preliminary engineering and environmental work programs. The study was designed by Sandercock to work with the results of a planned drilling program and included metallurgical testing of fresh drill core, geotechnical and hydrological investigations, baseline environmental studies, as well as community, infrastructure and transport reviews. Sandercock coordinated a preliminary report that provided the basic development concepts for the project and the first factored estimates of capital and operating costs. A financial model was also prepared to provide management guidance and to assist in the next stages of project planning.

In relation to development studies, the Company’s strategy is to carry out progressive environmental and engineering studies, concurrently with exploration. The studies are designed to provide sufficient detail to enable a decision to proceed to a definitive feasibility study.

In February 2004, a detailed drilling program commenced. The program had dual objectives: (i) to bring a significant portion of the previously defined inferred resource into the “indicated resource” category; and (ii) to establish the limits of existing mineralized zones, along strike and laterally from previous drill holes.

The first portion of the drill program at La Cabeza to support the Sandercock preliminary study was completed in March 2005. The program consisted of 33 diamond drill holes totaling 2,069 meters and 44 reverse circulation holes totaling 2,729 meters. A comprehensive channel sampling program totaling 2,050 meters was also completed.

The program led to a more detailed picture of the mineralization and allowed the construction of three-dimensional geological models of the main zones and a new overall geological model for the property.

New areas of higher-grade mineralization were recognized in the Ojo, Luna and Mandibula zones as well as new exploration targets. Some targets represented mineralization that may have been displaced by faulting from an existing zone, whereas other targets represent possible blind mineralization below superficial sand deposits between areas of outcrop.

The program also provided sufficient data to allow geostastical resource estimation techniques to be trialled for Cuello, Luna and Ojo. These proved successful and enabled resource estimates for those deposits to be calculated with sufficient confidence to meet international classification standards. This approach also helped to determine the additional drilling needed to increase confidence levels and was used to help plan the next drilling program.

Resource Estimates and Development Studies

Resource Estimates

Following detailed drilling in 2004, and early 2005, the Company contracted Hellman & Schofield, of Sydney, Australia, to provide an independent estimate of gold resources at La Cabeza.

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula zones applied Multiple Indicator Kriging (“MIK”) methodology to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of Australian Mine Design and Development (“AMDAD”), of Brisbane, Australia. The revised resources were estimated using an additional 67 holes, totalling 4,798 meters of drilling and 2,050 meters of sawn channel sampling, conducted in 2004 and 2005.

The Cachete zone resource was re-calculated internally by Exeter utilising a manual polygonal cross sectional method of estimation. Although new, three-dimensional, geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at that time, due to a lack of drilling density. The previous resource estimates and assumptions for the Labio East, South and West zones were utilized, because the 2004 program did no new work in relation to the drilling database for these zones. These estimates will be revised with the benefit of results of current drilling in these zones.

AMDAD also carried out conceptual pit designs for the Cuello, Luna, Ojo, and Mandibula zones, which showed that, in addition to the resources within pit perimeters, a significant proportion of the resources remained within the potential open pits.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries, using a gravity separation circuit followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent, and exceeded 50 percent on some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The programs included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely-ground, 95 micron, material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones are as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	Ppm	4320	105	80	1235
Copper	Ppm	38	28	26	27
Lead	Ppm	35	32	19	28
Zinc	Ppm	78	33	55	52

Specific outcomes from the test work included:

Grind Size: The samples must be ground to a fine particle size to optimize gold liberation in the “carbon in leach” (CIL) circuit. Testwork determined that 95 microns was the optimum grind for the bulk composite samples.

Pulp Density: The ground sample is mixed with water and reagents in the CIL circuit. The ratio of solid to liquid in the leach circuit is referred to as the pulp density. In the case of the bulk composite sample the optimum pulp density was 40 percent.

Gravity Circuit Recovery: A portion of the gold at La Cabeza is “free” or particulate gold that can be recovered with simple gravity separation methods as against chemical leaching in the CIL circuit. The gravity circuit is that portion of the treatment plant that recovers such free gold. In the case of the bulk composite sample, the gravity circuit recovered 30-50 percent of the total gold.

Carbon in Leach Gold Recovery: The recovery of gold in the CIL circuit from the bulk composite sample testwork was 93 to 94 percent.

Gold Recovery Variability on Deposit Composite Sample: The testwork achieved gold recoveries that varied from 92.7 to 93.9 percent on the composite sample. This reflects the variability for tests on the same composite.

Gold Recovery Variability on Individual Mineralized Intercepts: Tests were performed on a number of mineralized samples from different sites within the gold deposit in order to determine the gold recovery variability for different mineralized samples. The gold recovery variability was 80 to 97 percent – average 91 percent.

Silver Recovery Variability on Individual Mineralized Intercepts: The testwork determined that silver recovery variability was 80 to 85 percent.

Reagent Consumption: The principal reagents used for the CIL circuit are calcium oxide (lime) and sodium cyanide. For each of these reagents the consumption averaged 0.40 kilograms per metric ton of composite sample.

The La Cabeza ores are characterized as hard and abrasive, in common with other South American epithemal gold deposits. Leach tailings settling rates were fast and densities approaching 65% solids were achieved from continuous settling tests. Specific settling rates were 0.7 tonnes per square metre per hour.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter’s Argentina staff geologists were used by Vector Chile Limitada (“Vector”) to carry out a “first pass” evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in the coming months by independent consultants to provide data of “open-pit design quality”.

Conceptual Mine Design

AMDAD used specialized software to develop conceptual open pits based upon current costs and Vector’s geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon Hellman & Schofield’s resource estimates. AMDAD’s report provided waste to ore* ratios for each conceptual open pit and led to a base-case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line is US$5-7 million. Studies in 2006 will evaluate the preferred power supplier, the supply route, and the best cost-offset options for the early production years.

Water Supply

A San Juan, Argentina water consultant (FUUNSAJ) has carried out geophysical surveys over potentially large aquifers near La Cabeza to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites are potentially capable of meeting the project requirement of 2,000 to 3,000 cubic meters of water daily. Pump testing is scheduled to be completed by July 2006.

Groundwater surveys by FUUNSAJ and Exeter have examined water quality for drinking water supplies. The water is slightly, to moderately, saline, depending on the source. The range of

* The use of the term “ore” is in the context of the common mining expression “waste to ore ratio” or “stripping ratio” and is not intended to imply that resources used in this study have any economic status as “ore” as defined in National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administration and the relevant Canadian Institute of Mining, Metallurgy and Petroleum guidelines.

groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe have reviewed and surveyed the existing 200 kilometer-long access routes to the project area. The studies determined the roads to be generally good. First pass cost estimates were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected for further evaluation during the second half of 2006. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a “first pass” basis fall within the range expected for a project of this size.

Mine Accommodation

A Mendoza-based architect was contracted to produce a sympathetic, conceptual design for the accommodation camp and offices incorporating the use of local materials. The design cost was estimated by local construction companies and the estimated cost is well within the expected range.

Engineering Consultants

Ausenco Limited of Brisbane, Australia (“Ausenco”), an independent minerals engineering and construction company specializing in international projects, compiled mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed, using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies to be implemented by Exeter in 2006.

Study Outcomes

At the end of 2005, all the studies described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter’s directors to conduct the current resource expansion drilling program.

Current Activity

The objective of these coordinated studies is to facilitate the transition from exploration to a final feasibility study. Both the final feasibility study and the environmental impact assessment (“EIA”) study could be initiated in late 2006, following independent database verification and resource estimations by Hellman & Schofield. In addition to the hydrological program, an expanded geotechnical program will also be conducted in 2006, to better define open pit design criteria.

Exploration Program commenced July 2005

Drilling and Channel Sampling

The resource expansion drilling and channel sampling program that commenced in July 2005 continued throughout the second half of the year. During the program, 202 holes for 8,905 meters were drilled. The ongoing program employs three drill rigs, as follows:

(i) a BB-37 mobile diamond rig, capable of drilling in confined/difficult access locations with limited surface disturbance;

(ii) a mobile reverse circulation/rotary airblast (“RAB”) rig imported from Australia, to systematically test targets below extensive sand cover, including targets delineated by the structural study; and

(iii) a UDR 650 multipurpose reverse circulation percussion-diamond (“RC”) drill rig, for testing targets generated by reconnaissance rock chip and channel sampling and the RAB program.

The current program’s drilling included 35 diamond holes, for a total of 3,552 meters, and 39 RC holes, for a total of 3,943 meters. Drilling concentrated on the Cuello East, Cuello West and Cuello veins, Ojo, Luna, the Central Vein Zone (Mercedes, Labio East) and the Mandibula zones. At Cuello East and West, drilling outlined two and three mineralized veins, respectively, with economic-tenor gold mineralization.

The Cuello West veins are sand covered and located 75 to 125 meters west of the main Cuello vein. Based on current and previous drilling intercepts, the vein system has a minimum length of 150 meters and is open to the north, south and at depth. The Cuello East veins are located 100 meters east of the main Cuello vein and were drilled on a single section, with economic-tenor gold mineralization intersected in channel sampling at surface (6 meters grading 30.3 g/t gold) and drilled intercepts to a vertical depth of +200 meters (3 meters grading 9.0 g/t gold). Additional RC drilling will be conducted during 2006 to test extensions to both the Cuello East and West veins. The Cuello East and West veins have the potential to increase the gold resource and enhance project economics as the mineralization would fall within preliminary designs for a Cuello open pit.

Drilling at Luna essentially was restricted to confirmation drilling, with results confirming the expected continuity of grades. Drilling at Ojo was concentrated around the periphery of the defined zone and indicated that the mineralized zone remains open to the south, north and east. Drilling continues in 2006.

To date 128 RAB drill holes for 1,410 meters have been completed.

Channel sampling was conducted in the Central Vein Zone (specifically on the Mercedes and Labio South veins) and the Mandibula zone; the latter showing economic-tenor mineralization, extending for a minimum of 80 meters to the south of the 220 metre-long mineralized zone that was included in the resource estimates announced in July 2005. Although only three holes were drilled during the year, due to access limitations, one intersected high-grade gold mineralization (LCP 136: 18 meters at a grade of 12.1 g/t gold). To test the continuity to depth of the remainder of the more than 80 metre-long extension to Mandibula, a minimum of 1,500 meters of diamond drilling is planned for 2006. Favourable results may allow expansion of the Mandibula conceptual open pit, contemplated by the development study that was completed in mid 2005.

Note: Drill widths presented above and elsewhere in ths report are drill intersection widths and may not represent true widths.

Regional Exploration

The Company commenced a regional stream sediment sampling program in mid 2005. A total of 82 samples were collected from the region surrounding the main La Cabeza resource area. Results include a gold anomalous sample, from an area located to the south of La Cabeza.

CVSA Properties- Patagonia

How Acquired

On January 19, 2004, the Company announced an agreement with Cerro Vanguardia S.A. (“CVSA”) to acquire the rights to a package of 39 gold exploration properties in the Patagonia region of Argentina. The agreement required the payment of a signing fee of US $100,000 (paid) and provides Exeter with the exclusive right to acquire a 100% interest in the properties by incurring exploration expenditures of at least US$3,000,000 over 5 years as follows:

•	US$250,000 on or before December 30, 2004; (completed)
•	US$250,000 on or before December 30, 2005; (completed)
•	US$250,000 on or before December 30, 2006; (completed)
•	US$750,000 on or before December 30, 2007;
•	US$750,000 on or before December 30, 2008; and
•	US$750,000 on or before December 30, 2009.

Once the Company has spent US$3,000,000 on exploration and completed 10,000 meters of drilling on any one of 4 projects, CVSA has the right to back into a 60% interest in that project - by paying Exeter 2.5 times its expenditures on that project to that date and by paying all additional expenditures through to the completion of a bankable feasibility study. CVSA may earn an additional 10% interest in that project (for a total of 70%) by financing Exeter’s share of mine development costs. Should CVSA not elect to back into a project, its interest will revert to a 2% NSR from production on that project.

Property description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	5 properties	208 sq km
Chubut properties	14 properties	335 sq km
Rio Negro properties	7 properties	351 sq km

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems, with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005.

In January 2005, a number of the properties were considered to be low priority targets and were returned to CVSA. Currently, a total of 25 properties, included in 12 projects, remain under the agreement. In early 2005, prospecting and geochemical sampling was conducted on many of the Chubut and Rio Negro projects. Following that work the Company decided to focus its attention to the Cerro Moro, Puntudo and Verde projects, situated in Santa Cruz Province.

Cerro Puntudo

The, 235 square kilometer, Cerro Puntudo project is approximately 100 kilometers west of the Cerro Vanguardia mine, in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarisation geophysical surveys, to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones.

Exeter conducted two drilling programs on the project during 2005. The first program consisted of 34 reverse circulation (RC) drill holes, drilled to down-hole depths of 40 to 109 meters, for a total of 2,179 meters. The drilling tested the Puntudo structural zone, specifically where geochemical and geophysical targets had been identified.

Drill hole CPRC27 on the Quebrada Zone (27 meters at a grade of 3.7 g/t gold (including 8 meters at a grade of 9.6 g/t gold)) was drilled beneath hole CPRC03 (15 meters at a grade of 1.3 g/t gold) and hole CPRC24 (20 meters at a grade of 3.6 g/t gold (including 4 meters at a grade of 9.2 g/t gold)). A second-tier drill hole on the Rico Zone was drilled beneath hole CPRC12 (15 meters at a grade of 1.8 g/t gold). The deeper holes, generally, intersected the target horizon at a vertical depth of 60 to 70 meters. Holes CPRC24 and CPRC27 intersected wider mineralized zones, with significantly higher gold grades, than did the shallower holes.

Detailed ground magnetic surveys were conducted on the Puntudo project, to better delineate the structure and potentially mineralized zones, prior to the second round of drilling. The follow-up, 1,719 metre, RC drill program was completed mid year. It comprised 21 holes to depths of 36 to 140 meters. Significant assay results included drill hole CRPC48, which intersected 13 meters at a grade of 2.4 g/t gold, from a depth of 64 meters, at the Quebrada Zone. Notably, the hole indicated an increased gold grade with depth, between earlier drill holes CRPC02 and CRPC03. Drill hole CRPC50 intersected 4 meters at a grade of 22.7 g/t gold, at a site north of the Quebrada Zone. This drill hole was significant in that it indicated an increased gold grade down-dip from earlier drill hole CRPC06. Drill hole CRPC52, intersected 3 meters at a grade of 1.4 g/t gold, from a depth of 32 meters - a result considered significant, in that it indicated a new target between the Quebrada and Rico Zones.

Dr Tim Coughlin, a specialist epithermal/structural geologist examined the project in September 2005. Using drilling results and a detailed interpretation of the geological structural data, he identified possible plunging mineralized shoots along the Puntudo structure. Dr. Coughlin also outlined a possible shallow dipping structural zone for drill testing, to the south of the previously known Puntudo structure. A follow-up drilling program was recommended for 2006.

Cerro Moro

The, 157 square kilometer, Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometers southwest of Puerto Deseado.

Exploration to date at Cerro Moro has defined 16 vein sets in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometer by 2.5 kilometer area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 meters long. Individual veins range in thickness from 0.2 to 4.5 meters. Some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 meters, over 11 targets. Drill hole spacings were in the order of 250 meters, with average drill intersection depths of only 30 meters.

Exploration in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 meters. Prospecting and sampling of new veins, and an orientation induced polarisation (resistivity) survey, were also completed.

An orientation ground magnetic survey, conducted in April 2005, established that this technique could identify the known veins at Cerro Moro. A full magnetic survey was initiated to test zones of structural thickening and/or zones of structural complexity. The survey is expected to be completed by mid 2006. In addition, Dr. Coughlin outlined two areas with a number of structural targets that could have the tonnage potential for a significant gold and silver deposit at Cerro Moro.

A drilling program is proposed for mid-2006, to test targets identified in 2005.

Verde Project

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap. Strike lengths of veins range from 100 to 700 meters, and widths range from 0.7 to 3.0 meters. Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15g/t silver) over a large area.

Exeter’s exploration program confirmed the anomalous silver values at Verde. Geological mapping and a detailed ground magnetic survey were also completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

Drilling is planned to test the silver potential of the Verde veins during the first half of 2006.

Estelar Projects

By an agreement dated May 2003, the Company acquired a 100% interest in Estelar Limited, a British Virgin Islands company that owns the mineral rights to 4 mineral exploration properties in Argentina. For consideration of the purchase, the Company issued the owners of Estelar 1,000,000 common shares of the Company. Estelar acquired its interest in the properties, subject to a 2% NSR, from AMD in August 2001. The Properties are without known mineral reserves and are at the exploration stage. The Company’s efforts are currently limited to a search for economically recoverable mineral reserves.

The purchase of Estelar by the Company was a “non-arms length” transaction as Yale Simpson, one of the shareholders of Estelar, was appointed chairman of Exeter subsequent to the purchase of Estelar by the Company.

The Estelar projects, namely the Quispe, Rosarita, Dolores and El Salado/Llanos Ricos projects, cover approximately 385 sq km in central western Argentina. The geological environment of the projects is considered favorable for the discovery of epithermal gold deposits or porphyry gold-copper systems. There are no exploration commitments on the projects and the Company will seek exploration partners to advance the projects so that it may maintain its focus on gold silver exploration in southern Argentina and Chile.

Quispe Project

The Quispe Project is located in southwestern Catamarca Province in northwest Argentina and covers 80 square kilometers of exploration rights. The project was identified through ground follow-up of satellite-imagery colour anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company is offering the property for joint venture.

Rosarita Project

The Rosarita Project, located in San Juan Province, covers 125 square kilometers of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid Minerals Corp’s (“Intrepid”) Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint ventured to Intrepid, who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted, however the project is being retained, as it is still considered to have good exploration potential.

Uspallata Project

The Uspallata Project comprises the El Salado, Llanos Ricos and Dolores mineral properties, which cover large-scale magnetic anomalies that could represent copper-gold porphyry systems. The properties are located 200 kilometers north of San Juan City, the capital of San Juan Province, Argentina.

The Llanos Ricos - El Salado properties cover 132 square kilometers and are located at the northern end of the Uspallata Graben, a regional structure 350 kilometers x 50 kilometers wide.

Previous AMD exploration, including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold mineralization and a geological environment prospective for additional porphyry systems. The Dolores property, a conceptual prospect located 75 kilometers south of Llanos Ricos, was identified by AMD as a porphyry target.

No work was conducted on the Uspallata Project in 2005, and the Company proposes to farm out the project.

Minera Rio de la Plata Projects

By an agreement dated October 1, 2003, Estelar may acquire 100% of three mineral exploration properties in Argentina, subject to a 2% NSR which the Company may purchase for $750,000, from Minera Rio de la Plata (“MRP”), a private Argentinean company. The projects are the Agua Nueva, La Ramada and Rosarita South projects and are comprised of 45 mineral concessions located in the Mendoza, San Juan and La Rioja Provinces of Argentina.

To acquire a 100% interest, the Company is required to make cash payments totaling $440,000 as follows:

-	$5,000 on signing of the Agreement (paid);
-	$7,500 on or before October 1, 2004 (paid);
-	$12,500 on or before October 1, 2005; (paid)
-	$20,000 on or before October 1, 2006;
-	$25,000 on or before October 1, 2007;
-	$30,000 on or before October 1, 2008;
-	$40,000 on or before October 1, 2009; and
-	$50,000 on or before October 1 of each year thereafter to 2015.

There are no exploration expenditure commitments on any of the properties and, in the event a decision is made to build and operate a mine on any of the projects, the Company is not obliged to make any remaining option payments subsequent to the date of that decision.

Property Description
Agua Nueva (La Cabeza North)

The Agua Nueva property covers an area of 266 square kilometers that adjoins the Company’s La Cabeza gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometers northwest of La Cabeza, defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at La Cabeza. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the La Cabeza mineralization. No significant field work was conducted in 2005.

La Ramada

The property, located in La Rioja Province, comprises exploration titles over a 2.4 square kilometer area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits. Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

Rosarita South

The Rosarita South property, located immediately south of Rosarita, covers an area of 42.79 square kilometers. The geology is favourable to host gold occurrences similar to the Casposo gold-silver property, owned by Intrepid to the north. Sampling has revealed support for possible subsurface gold mineralization on the property. Rosarita South will be assessed in conjunction with Rosarita.

Rio Tinto Chile Projects

The Company and Rio Tinto Mining and Exploration Limited (“Rio Tinto”) signed an agreement in March 2005 pursuant to which the Company has right to review Rio Tinto’s exploration data over the 800 square kilometer Area of Interest located in southern Chile. The Area of Interest, prospected by Rio Tinto under a regional exploration stream sampling program, is at the exploration stage and is without known mineral reserves.

Exeter has the right to explore the Area of Interest and acquire any properties within the area, subject to a 60% back in right held by Rio Tinto. Rio Tinto may exercise that right, once Exeter has completed 10,000 meters of drilling in the Area of Interest, by paying the Company an amount equal to three times its exploration expenditures to that time. Within 60 days of Rio Tinto acquiring its 60% interest in the property, the Company must elect either to fund its 40% share of costs and expenses, or to grant Rio Tinto an option to earn a further 15% interest (for a total of 75% interest) in the property if Rio Tinto funds future exploration expenditures on the property, including a feasibility study. On completion of a feasibility study, the Company and Rio Tinto must share future development costs pro rata, or their respective interests will be diluted. Should a participating interest fall below 10%, it will be converted to a 1% NSR. If Rio Tinto declines to exercise its back-in-right, it will retain a 1% NSR on that property.

Under the agreement, following Exeter having incurred US$ 50,000 in expenditure, all project data, both existing and new, is jointly owned by Rio Tinto and the Company.

An initial prospecting program following up on Rio Tinto geochemical anomalies was conducted in April/May of 2005. Base maps and satellite imagery were acquired during the second and third quarters of 2005. Anomalous regional stream sediment geochemical results encouraged the Company to make application for two exploration titles during the third quarter of 2005. Title blocks acquired were to the northeast of Cochrane, in the Furiosa area, and, a second title, Tranquilo, to the south of Cochrane. Exploration, including prospecting to locate the source of the geochemical anomalies, commenced in November 2005 and continues into the first half of 2006.

Maricunga Projects

In 2005, the Company entered into an agreement with Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 meters of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production. The reversion of properties to Anglo American is a mechanism to focus Exeter on the most promising properties in the package.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Exploration, including geochemical sampling and prospecting, is continuing through the first half of 2006. Further geological and geophysical data is awaited from Anglo American, before a firm recommendation for further exploration activity can be made.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

The following discussion of financial condition, changes in cash flows, and results of operations of the Company for the past three fiscal years is based on the Company’s consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and should be read in conjunction with those consolidated financial statements and the related notes included therein.

The Company's consolidated financial statements, stated in Canadian Dollars and prepared in accordance with GAAP, the application of which, in the case of the Company, conforms quantitatively in all material respects for the periods presented with United States GAAP except for the measurement differences referred to in Note 16 to the consolidated financial statements of the Company. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.17 as of December 31, 2005 and was $1.12 on April 28, 2006.

The Company’s consolidated financial statements were prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

From incorporation in February 1984, the Company has been primarily a natural resource company, engaged in the business of exploration. At this stage of its development the Company has no producing properties, and, consequently, has no operating income or cash flow.

Since its inception, the Company has financed its activities through the distribution of equity. In December 2005, the Company closed a private placement of 5,979,334 units at a price of $1.30 per unit, for proceeds of $7,773,134. The Company estimates that these proceeds, together with its cash and cash equivalents at December 31, 2005 of $7,788,697 (working capital of approximately $7,230,000), and the expected receipt of approximately $1,300,000 from the exercise of warrants by April 15, 2006, will be sufficient to fund its obligations through to the completion of its existing work program at La Cabeza. Should exploration at La Cabeza, or at other projects, be increased, or new projects be acquired, additional funds will be required. Because all of its properties are at the exploration stage and it has no other sources of capital with which to fund its activities, over the next several years, the Company expects to raise funds through successive equity issuances. The timing of such financings will depend, among other factors, on the success of the Company’s exploration programs, its ability to attract joint-venture partners (to assist with the cost of exploration), and the general state of the resource industry.

The Company’s activities are directed primarily at mineral exploration. It does not have a producing mine or processing facility. Activities over the last three years include the exploration of its La Cabeza gold project and general exploration to locate and evaluate mineral properties that have been acquired by the Company. Costs incurred for general exploration that did not result in the acquisition of mineral properties with ongoing exploration or development potential were charged to operations. Exploration costs relating to the Company’s properties are capitalized as mineral properties and deferred costs. Should the Company abandon a property or project, the related deferred costs will be charged to operations. Administrative costs not associated with property exploration were charged to operations. Costs associated with the evaluation of new opportunities are charged to operations, as project examination costs, when incurred. Excess cash is invested by the Company in short-term investments.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. As a result, the Company is considered an exploration stage company.

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economically recoverable reserves, the completion of positive feasibility studies, the confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary regulatory and environmental operating permits, the ability of the Company to obtain necessary financing to complete exploration and development, and the future profitable production therefrom, or the disposition thereof.

Variation in Operating Results

The Company presently is exploring its properties for sufficient reserves to justify production. None of its properties are yet in production, and, consequently, the properties do not produce revenue. Until such time as a production decision is made on one of its properties, little variation is expected in operating results from year to year; except that administration expenditures and exploration expenditures will increase or decrease, depending on the success of the Company’s exploration programs, and its ability to finance such programs.

The Company derives interest income on its bank deposits and other short-term deposits. Changes in the amount of interest received will be affected by changes in the rate of interest paid on such deposits and the amount of cash held on deposit. The Company does not have any revenue from operations, consequently cash balances will decline unless additional cash is received from the issue of shares or from the sale of the Company’s projects.

Management periodically reviews the results of exploration, both internally, and externally with the assistance of mining professionals. Decisions to abandon, reduce, or expand exploration efforts on a property are based upon many factors, including geological assessment of the exploration potential of the property, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labour and capital costs.

The dollar amounts shown as deferred exploration expenditures are direct costs of maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of administrative management salaries, based on time spent, and directly related to specific properties, net of write-downs provided. These deferred amounts may not accurately reflect present or future values.

New Projects

The Company continues to seek additional precious and base metals projects, to enhance shareholder value. There is no assurance that the Company will be able to locate suitable new projects on terms acceptable to it.

Administration

Administrative expenses during fiscal 2006 are expected to be similar to those of 2005, however, expenses may increase significantly should the Company acquire new projects that require the use of technical consultants and necessitate increased travel and additional administrative support. Expenses for future periods cannot be predicted.

A.	Results of Operations

Year ended December 31, 2005 vs. Year ended December 31, 2004

The Company’s exploration program in Argentina and Chile continued, with $3,052,645 and $1,142,029 invested in the La Cabeza and CVSA properties, respectively. Expenditures on other projects were $348,455, for total exploration expenditures of $4,543,129 during the year ended December 31, 2005, an increase of $1,723,870 over expenditures for the year ended December 31, 2004.

The Company's loss for the year ended December 31, 2005 increased by $2,421,045 over the loss for the 2004 year, to $3,692,141. The increased loss resulted mainly from increases in stock based compensation, property examination costs, investor relations and travel and promotion. Stock based compensation costs, primarily reflecting the fair value of options granted to directors, employees and consultants during the year, rose by $1,617,267, due to an increase in the number of options granted, and an increase in the fair value of outstanding options that resulted from higher volatility in the Company’s share price and a longer expected life of the options.

Accounting and audit, consulting, and legal fees rose by $37,035, $97,695 and $59,641, respectively, over the amounts recorded for the 2004 year, as a result of increased administrative requirements from the Company’s increased level of activity and the registration of the Company in the United States on Form 20-F. The Company’s increased investor relations activities in Canada, Europe and the United States in 2005 resulted in an increase in expenditures of $260,895 over 2004, to $557,332. Travel and promotion costs rose by $190,301 to $291,055, principally because of increased travel by management to investor conferences and the costs associated with investor visits to the Company’s properties. Property examination costs rose by $295,740 to $355,149, reflecting the Company’s increased activity in 2005.

Year Ended December31, 2004 vs. Year Ended December 31, 2003

The Company reported a loss of $1,271,096 during the year eneded December 31, 2004, compared with a loss of $385,246 in the year ended December 31, 2003. Administration costs rose to $1,138,349 from $303,460, as many of the Company’s exploration properties were acquired late in fiscal 2003 or in 2004, resulting in a significant increase in general corporate activity during the year ended December 31, 2004.

Increases in expenses occurred in investor relations, which rose to $296,437 from $0 in 2003, as the Company conducted significant capital raisings and developed its investor base in Europe and North America. Travel and promotion expenses rose to $100,754, from $15,069 in 2003, as management attended several industry and investor conferences in order to increase awareness of the Company within the industry and investment community. Legal fees rose to $79,632, from $42,470, and stock exchange listing and filing fees increased to $51,891, from $23,344. These higher expenses reflected costs associated with private placements of common shares and the negotiation and signing of new property agreements during the year ended Decmber 31, 2004. Accounting and audit costs rose to $35,359, from $16,642, because of the growth of the Company and additional fees related to the filing of its Registration Statement on Form 20-F. Consulting fees rose to $85,198, from $10,970, with increased management costs associated with the increase in corporate activity. Stock-based compensation totaled $269,196 in 2004, compared to $95,555 in 2003, as the Company granted additional stock options to directors, employees and consultants.

Other items included the write-off of mineral properties of $85,965, up from $40,835 in the prior year, as the Company decided not to proceed with the acquisition of the Papagallos project. Loss on conversion of foreign currencies was $36,238, due to unfavorable changes in exchange rates.

A total of $2,719,919, net of amortization and property examination costs, was expended on mineral property exploration during the year ended December 31, 2004. Interest received on cash deposits increased to $48,865, from $2,362, as a result of increased cash holdings during the year.

B.	Liquidity and Capital Resources

The Company’s primary source of funds, since incorporation, has been the issuance of common shares pursuant to various public and private financings. The Company has no revenues from mining operations to date and does not anticipate mining revenues in the foreseeable future.

The Company’s cash and cash equivalent balances at December 31, 2005 totalled $7,788,697, compared with $2,458,873 at December 31, 2004. Aside from such cash and equivalents, the Company has no material unused sources of liquid assets. During the year ended 31 December 2005, the Company received $11,455,450 from the issue of common shares, through private placements and the exercise of warrants and stock options.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

At December 31, 2005, the Company had met all its expenditure requirements under the various agreements pursuant to which it holds properties or has interests in. See “Item 4.D. - Property, Plant and Equipment.”

The Company may decide to acquire new properties, at which time it may require additional equity financing. Any decision to undertake new equity financing will be based upon the results of ongoing exploration and the response of the equity markets to the Company’s property holdings, exploration results, and business plan.

The Company’s working capital at December 31, 2005 totalled $7,338,582. The Company believes that it will have sufficient cash resources, inclusive of cash and cash equivalents at December 31, 2005 and the expected proceeds from the exercise of warrants, to fund its planned operations for at least the next twelve months. The Company does not have any source of funds, other than from the issuance of capital stock and the possible joint venture or sale of its mineral properties. While the Company has been successful in the past in raising the necessary funds for the exploration of its mineral properties, there is no assurance that funding will continue to be available. If funding cannot be secured, the Company may be forced to curtail its exploration, relinquish certain of its properties, or allow its interest to be diluted pursuant to the terms of any joint venture or option agreements.

Additional funds will be required, if the Company increases its planned activitites, particularly planned activities on the La Cabeza project, or if the Company decides to acquire additional exploration projects. Management anticipates that it will raise any required funds through the issuance of common shares. The exact timing, nature and amount of such fundraising will be dependent upon market conditions.

Year Ended December 31, 2005

The Company’s cash and cash equivalents at December 31, 2005 totalled $7,788,697, compared with $2,458,873 at December 31, 2004. Cash used for operating activities and for investing in deferred exploration, was $1,814,599 and $4,137,379, respectively, in the year ended December 31, 2005; increases of approximately $953,000 and $1,417,000, respectively, over the year ended December 31, 2004, as the Company increased its level of activity. During the year, the issuance of 9,944,876 shares, net of share issue costs, provided cash of $11,147,705; an increase of $8,253,551 over the year ended December 31, 2004, and resulting in an increase in cash and cash equivalents of approximately $5,330,000 at December 31, 2005.

The Company continues to use its cash resources to fund project exploration and administration. The Company has no material liquid assets, other than its cash and cash equivalents, and no significant income. The Company expects that, with cash on hand of $7.7 million at December 31, 2005 and funds expected from the exercise of warrants during 2006, that it has sufficient resources to meet its planned expenditures in 2006; however, should the Company increase its exploration activity beyond that which is planned or acquire new projects, it will be required to raise additional funds.

Year Ended December 31, 2004

Cash and cash equivalents totaled $2,458,873 as of December 31, 2004. Operating activities used cash of $861,477. The net loss of $1,271,096 was partially offset by non-cash adjustments that included amortization of $12,658, write-off of mineral properties of $85,965, conversion of foreign currencies of $36,238, and stock-based compensation of $269,196. Financing activities provided cash of $2,894,154, with issuance of share capital providing cash of $3,206,737. while share issue costs used cash of $312,583. Investing activities comprising deferred exploration costs used cash of $2,719,919, while acquisition of property and equipment used cash of $164,206 and acquisition of mineral properties used cash of $167,066, for total cash used for investing activities of $3,022,602.

During the year, the Company issued 6,843,550 common shares: of which 5,400,000 shares were issued pursuant to two private placements for net proceeds of $5,060,448 ($2,876,980 of which was received in the year ended December 31, 2003); 1,408,550 shares were issued upon the exercise of warrants, for proceeds of $669,542; and 35,000 shares were issued upon the exercise of options, for proceeds of $14,175.

C.	Research and Development, Patents and Licences, Etc.

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses. For a description of the Company’s mineral exploration activities please see Item 4D – Property, Plant and Equipment.

D.	Trends

None of the Company’s mineral properties are currently in production or generate revenue. Please see Item 4B – Business Overview and Item 4D – Property, Plant and Equipment for a description of proposed expenditures in the coming year.

E.	Off-Balance Sheet Arrangements

The Company currently has no “Off-Balance Sheet Arrangements” as defined in the “General Instructions Part 1 Item 5E” for completing this Form 20F.

F.	Tabular Disclosure of Contractual Obligations

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant. Commitments as at December 31, 2005 are summarized in the tables below.

Payments Due by Period (000s)
Cash Payments	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Office leases	$ 166	$ 47	$ 97	$ 22	$ NIL
Cognito-La Cabeza	$ 519	$ 52	$ 117	$ 117	$ 233
MRP Properties	$ 415	$ 20	$ 55	$ 90	$ 250
Total	$1,100	$ 119	$ 269	$ 229	$ 483

Expenditures Due by Period (000s)
Property Expenditures	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
CVSA	$1,378	$ Nil	$ 504	$ 874	$ NIL
Maricunga Properties	$2,936	$ 256	$ 816	$1,864	$ NIL
Total	$4,314	$ 256	$1,320	$2,738	$ NIL

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table lists, as of April 28, 2006, the names of the directors of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All the directors and executive officers are residents of Canada, except Bryce Roxburgh, who is a resident of the Philippines.

Directors

Name	Age	Date First Elected/Appointed

Bryce Roxburgh	59	March 20, 2003
Yale Simpson	58	June 10, 2003
Douglas Scheving (1) (2)	55	July 16, 1993
Michael McPhie (1) (2)	38	October 8, 2004
Paul MacNeill (2)	52	January 21, 2004
William McCartney (1)	50	September 1, 2005

(1)	Denotes member of the Audit Committee.
(2)	Denotes a member of the Compensation Committee.

The following table lists, as of April 28, 2006, the names of the executive officers of the Company. The executive officers serve at the pleasure of the Board of Directors.

Executive Officers

Name	Position	Age	Date of Appointment
Yale Simpson	Chairman	58	June 10, 2003
Bryce Roxburgh	President & Chief Executive Officer	59	March 20, 2003
Cecil Bond	Chief Financial Officer	49	April 13, 2005
Jerry Perkins	Vice-President, Development and Operations	60	March 4, 2005
Susan McLeod	Corporate Secretary	34	December 6, 2004

Bryce Roxburgh obtained a Bachelor of Science degree in geology and geophysics from Sydney University in 1971 and has 34 years of experience in the exploration and mining industry, including the negotiation of joint venture agreements. Between 1971 and 1989, he worked for international mining groups, Amoco Minerals Australia Company and Cyprus Mines Corporation, where he was Regional Manager for Eastern Australia and South East Asia. Between 1989 and 2000, he was Exploration Manager for Arimco N.L. and Climax Mining Limited in Eastern Australia, South East Asia and South America, including Argentina. From July 2000 he worked as an independent consultant until appointed as President and CEO of the Company in 2003. Mr. Roxburgh spends 100% of his time on Company business.

Yale Simpson obtained a Bachelor of Applied Science (geological engineering) degree in 1970. Mr. Simpson has 34 years of experience as a geologist, exploration manager and CEO of companies involved in exploration and development projects in Australia, Africa, Eastern Europe and South America. Those companies included Pennzoil of Australia Ltd. (subsequently Battle Mountain Gold), Chevron Exploration Ltd., Australmin Holdings Ltd. and Black Swan Gold Mines Ltd. He was CEO and later chairman of Argosy Minerals Inc. from 1993 until 2001. He is currently also a director of Diamonds North Resources Ltd. and Dynasty Metals & Mining Inc. Mr. Simpson is the President of the British Columbia Museum of Mining and Co-Chair of the Britannia Development Corporation. Mr. Simpson spends 60% of his time on Company business.

Douglas Scheving graduated with Diplomas of Technology in Mining and Extractive Metallurgy from the British Columbia Institute of Technology in 1972 and has 20 years experience as a mill superintendent and 10 years experience in the administration of public mining exploration companies. He has worked for Falconbridge in Canada, Mosquito Creek Gold Mines, and Sumac Ventures. For three years Mr. Scheving was a contractor and General Manager for the British Columbia Ministry of Environment at Grand Forks B.C. Since 1993, Mr. Scheving has administered junior public companies and currently serves as Corporate Secretary and a director of Golden Dynasty Resources Limited, a mineral exploration company traded on the TSX Venture Exchange.

Michael McPhie graduated with a B.Sc. (honours) from Simon Fraser University and an M.Sc in Management and Environment from Royal Roads University. He is a principal of HBA Management Consultants Ltd., a company that works with both resource companies and government on major project development, regulatory affairs, environmental management, and stakeholder relations issues. In November 2004, he was named President and CEO of the Mining Association of British Columbia. Previously, he was senior policy adviser and project director for western Canada for Natural Resources Canada, and a consultant with Knight Piesold Ltd. He is currently CEO of the Britannia Development Corporation.

Paul MacNeill is an attorney practicing in the area of securities and finance law since 1982. He holds a Bachelor of Law degree from the University of Toronto and is a member of the Bar in the Provinces of Ontario and British Columbia. Mr. MacNeill is currently a director and corporate secretary of Adastra Minerals Inc. and Minefinders Corporation Ltd., and a director of Dynasty Metals & Mining Inc., Northern Lion Gold Corp., and Christopher James Gold Corp.

William McCartney is a Chartered Accountant with over 20 years experience. He has been President of Pemcorp Management Inc. since 1990, and is a director of Southwestern Resources Corp. and Mercer International.

Cecil Bond graduated from the University of Cape Town in 1981 with a Bachelor of Commerce Degree. He obtained his Chartered Accountant designation in 1985. Between 1983 and 1988 he was an accountant with Ernst and Young in South Africa. Between 1988 and 1994 he was involved in various private businesses in South Africa. In 1995 and 1996 he was an accountant with PricewaterhouseCoopers in Vancouver. Between 1996 and March 2005 he served in various positions, including President and CEO, CFO, corporate secretary and as a director of Argosy Minerals Inc and Argosy Mining Corp. He currently serves as a director of Argosy Minerals Inc and as CFO of Christopher James Gold Corp. Mr. Bond currently spends 80% of his time on Company business.

Jerry Perkins, a project and process consultant, has a chemical engineering background and over 35 years experience in the mining and metallurgical industries. He has held technical, operational, and corporate management positions in Australia, Papua New Guinea, South Africa and the United Kingdom. He has specialized in mineral project development programs and feasibility studies on many mining projects, including gold, platinum group metals, copper, lead-zinc, nickel-cobalt and uranium. His experience includes mine commissioning and production, testwork and R&D, engineering and process design, operations management, project development and optimisation. It also includes environmental design and management as well as community, government and public relations.  Prior to establishing his consultancy in 1999, Mr Perkins was General Manager – Base Metals for Savage Resources Ltd from 1996 to 1999 and General Manager- Mining for Delta Gold NL from 1991 to 1996.  Both Delta and Savage were listed Australian public companies. Mr. Perkins spends approximately 30% of his time on Company business.

Susan McLeod is an attorney with Bachelor of Law and Bachelor of Science degrees from the University of British Columbia. She is a member of the Bar of the Province of British Columbia, practising securities and corporate finance law. She is an associate at MacNeill Law. From September 1997 to September 2003, Ms. McLeod was an associate at the Vancouver, British Columbia law firm of Campney & Murphy. She provides advice to both private and public companies, many of which are engaged in the exploration, development and production of mineral and natural resources properties. She spends approximately 5% of her time of Company affairs.

No director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more directors and executive officers.

There are no arrangements or understandings between any two or more directors or executive officers, pursuant to which he was selected as a director or executive officer.

B.	Compensation

The Company had no arrangements, except for a monthly payment of $2,500 to William McCartney for his services as Chairman of the Audit Committee, pursuant to which directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments, or for services as consultant or expert, during the most recently completed fiscal year.

The aggregate amount of compensation paid by the Company and its subsidiaries during the Company’s most recent fiscal year, directly and indirectly, including directors’ fees, to all officers and directors in their capacity as such, was $482,400.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than as indicated above or in “Item 6C – Board Practices”, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to directors, executive officers and employees. The Company has adopted an incentive stock option plan (the “Plan”). The essential elements of the Plan provide that the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the plan may not exceed 20% of the issued and outstanding shares. Shareholders approved the issuance of up to 3,573,810 stock options at the annual general meeting held June 24, 2005.

Subsequently, on August 25, 2005, the Board amended the Plan to increase the ceiling from 3,573,810 to 4,059,035 common shares, being 20% of the issued and outstanding shares of the

Company as of that date. On August 29, 2005 the TSX Venture Exchange (the “Exchange”) conditionally accepted the new ceiling subject to shareholder approval.

On April 5, 2006, the Board further amended the Plan (the “Amended Plan”) to increase the ceiling from 4,059,035 to 5,741,803 common shares (20% of the Company’s issued and outstanding shares as of that date), or such greater number being 20% of the issued and outstanding shares as at the date of the Company’s annual general meeting (the “2006 Meeting”) to be held in May 2006. The Amended Plan is subject to approval by the Company’s shareholders at the 2006 Meeting and final Exchange approval.

The following table sets forth the compensation paid to the Company’s directors, executive officers and members of its administrative body during the last fiscal year.

Summary Compensation Table

	Annual Remuneration			Long Term Remuneration
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen- sation ($)
Bryce Roxburgh, President, CEO and Director	NIL	NIL	$144,000	70,000 200,000	NIL	N/A	NIL
Yale Simpson, Chairman and Director	NIL	NIL	$96,000	70,000 200,000	NIL	N/A	NIL
William McCartney, Director	$10,000	NIL	NIL	200,000	NIL	N/A	NIL
Paul MacNeill, (1) Director	NIL	NIL	NIL	70,000 50,000	NIL	N/A	NIL
Douglas Scheving, Director	NIL	NIL	NIL	20,000	NIL	N/A	NIL
Michael McPhie, Director	NIL	NIL	NIL	50,000	NIL	N/A	NIL
Cecil Bond, CFO (2)	NIL	NIL	$85,000	300,000	NIL	N/A	NIL
Jerry Perkins	NIL	NIL	$134,000	100,000 100,000	NIL	N/A	NIL
Dave Simpson (3)	NIL	NIL	$13,400	50,000	NIL	N/A	NIL

(1)	MacNeill Law, a private corporation controlled by Paul MacNeill was paid $170, 850 for legal fees and share issue costs during the year.
(2)	Cecil Bond was appointed CFO on April 13, 2005.
(3)	David Simpson was the CFO of the Company until April 13, 2005.

No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for directors or executive officers.

C.	Board Practices

Members of the Board have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles and Bylaws of the Company. The executive officers of the Company serve at the pleasure of the Board. Please see Item 6A - Directors and Senior Management for details of periods of service as a director.

Audit Committee

The Audit Committee is comprised of William McCartney, Michael McPhie and Douglas Scheving, all of whom are independent directors. The committee meets with the Company’s independent accountants to periodically review the scope and results of the annual audit of the financial statements and related reporting matters prior to the submissions of the financial statements to the Board of Directors.

Compensation Committee

The Company has an independent Compensation Committee comprised of Michael McPhie, Douglas Scheving and Paul MacNeill. The committee meets periodically to review the terms and conditions of employment and remuneration of officers and directors of the Company.

D.	Employees

The following table sets forth the number of direct and indirect employees of the Company and its subsidiaries at December 31 for each of the indicated periods.

Year	Canada	Argentina	Chile	Total
2005	6	44	5	55
2004	5	24	-	29
2003	3	9	-	12

The number of employees has continued to increase as the Company’s activities have expanded in Argentina and Chile. Employees in Canada are principally the executive officers and those involved in administration. Employees in the Argentina office are employed as the exploration manager, property title manager, accountant, geologists, exploration assistants and administrative assistants and in Chile as exploration manager and exploration assistants.

None of the Company’s employees is a member of a labor union.

E.	Share Ownership

The Company is a publicly-owned Canadian corporation, the shares of which are held by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by another corporation.

The table below lists, as of May 9, 2006, directors and executive officers who beneficially own the Company’s voting securities and the amount of the Company's voting securities owned by the directors and executive officers as a group.

Shareholdings of directors and executive officers

Title of Class	Name of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class **

Common	Bryce Roxburgh (1)	4,769,750	15.64%
Common	Yale Simpson (2)	2,266,250	7.42%
Common	Douglas Scheving (3)	164,400	0.56%
Common	Michael McPhie (4)	85,000	0.29%
Common	Paul MacNeill (5)	1,300,500	4.31%
Common	William McCartney(6)	200,000	0.67%
Common	Cecil Bond (7)	350,000	1.17%
Common	Jerry Perkins (8)	227,652	0.77%

	Total Officers and Directors	9,363,552	30.83%

(1)	Of these shares, 782,500 represent share purchase options; 246,000 represent currently exercisable common share purchase warrants and includes 2,500,000 shares registered in the name of Rowen.
(2)	Of these shares, 795,500 represent share purchase options and 295,000 represent currently exercisable common share purchase warrants.
(3)	Of these shares, 90,000 represent share purchase options.
(4)	Of these shares, 50,000 represent share purchase options.
(5)

Of these shares, 470,000 represent share purchase options; 265,000 represent currently exercisable common share purchase warrants. 560,000 common shares and 165,000 currently exercisable common share purchase warrants are registered in an account in the name of National Bank Financial of which Mr. MacNeill is the beneficial owner.

(6)	Of these shares, 200,000 represent share purchase options.
(7)	Of these shares, 350,000 represent share purchase options.
(8)	Of these shares, 100,000 represent share purchase options.

**Based on 29,460,597 common shares issued and outstanding as of April 28, 2006 and stock options and warrants held by each beneficial holder exercisable within sixty days.

Stock options outstanding as at May 9, 2006 are detailed below:

Name	Number of Options	Exercise Price	Expiry Date

Bryce Roxburgh	82,000 358,000 70,000 200,000 72,500	$ 0.405 $ 1.08 $ 1.12 $ 1.59 $ 2.52	15 August, 2008 21 January, 2009 7 July, 2010 30 December, 2010 May 3, 2011
Yale Simpson	93,000 360,000 70,000 200,000 72,500	$ 0.405 $ 1.08 $ 1.12 $ 1.59 $ 2.52	15 August, 2008 21 January, 2009 7 July, 2010 30 December, 2010 May 3, 2011
Paul MacNeill	100,000 250,000 70,000 50,000	$ 0.405 $ 1.08 $ 1.12 $ 1.59	15 August, 2008 21 January, 2009 7 July, 2010 30 December, 2010

Name	Number of Options	Exercise Price	Expiry Date

Douglas Scheving	60,000 10,000 20,000	$ 1.08 $ 1.41 $ 1.59	21 January, 2009 7 April, 2009 30 December, 2010
Michael McPhie	50,000	$ 1.59	30 December, 2010
William McCartney	200,000	$ 1.10	19 August, 2010
Cecil Bond	300,000 50,000	$ 1.20 $ 2.52	5 April, 2009 3 May, 2011
Jerry Perkins	100,000 100,000	$ 1.20 $ 1.59	21 March, 2010 30 Decenber, 2010

There are no arrangements for involving employees in the capital of the Company. Stock options are granted to employees at the discretion of the Board. All options granted are subject to the terms and conditions of the Company’s stock option plan.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders

The Company is aware of three persons and/or companies who it believes beneficially own 5% or more of the Company’s voting securities.

Person/Company	Number of securities held	% of outstanding #
Bryce Roxburgh (1)	4,769,750	15.64%
Yale Simpson (2)	2,266,250	7.42%
MacQuarie Bank Limited (3)	2,307,692	7.63%

(1)	Of these shares 782,500 represent share purchase options; 246,000 represent currently exercisable common share purchase warrants and includes 2,500,000 shares registered in the name of Rowen.
(2)	Of these shares, 795,500 represent share purchase options; 295,000 represent currently exercisable common share purchase warrants.
(3)	Of these shares 769,231 represent currently exercisable common share purchase warrants.

# based upon 29,460,597 common shares outstanding as of May 9, 2006.

No shareholders of the Company have different voting rights from any other shareholder.

At April 19, 2006, there were a total of 686 record holders of the Company’s common shares, of which 31 record holders were resident in the United States, holding 1,071,757 common shares. This number represents approximately 3.73 % of the total issued and outstanding common shares of the Company at that date.

The Company is a publicly owned corporation, the common shares of which are owned by Canadian residents, United States residents, and residents of other countries. To the extent known to the Company, it is not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangement, the operation of which may result in a change of control of the Company.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 680 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

B.	Related Party Transactions

See “Item 6.C. – Board Practices” for further information.

Other than as disclosed here and in “Item 6.C. – Board Practices”, there have been no material transactions since December 31, 2004 to date, and there are no presently proposed transactions, to which the Company or any of its subsidiaries was or is to be a party, in which any director, officer or significant shareholder of the Company or its subsidiaries, or any relative or spouse of any of the foregoing persons or any relative of such spouse who has the same home as such person, had or is to have a direct or indirect material interest.

Management believes the transactions referenced above, if any, were on terms at least as favourable to the Company as the Company could have obtained from unaffiliated parties.

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company’s business. These amounts are settled as and when due.

A total of $681,280 was paid to or accrued for related party transactions as described below. In addition, the Company issued 2,500,000 common shares at a price of $1.00 per share for the acquisition of Cognito and has reimbursed the related parties for expenditures incurred on the Company’s behalf or in conducting the Company’s business.

a)

Exploration and consulting fees totaling $144,000 and $21,000 for the provision of other consultants was paid or accrued to a corporation of which the President and CEO of the Company is a beneficiary.

b)

Management and consulting fees totaling $96,000 were paid or accrued to a corporation controlled by the Chairman of the Company. In addition, rent totaling $17,030 was paid to a corporation of which the Chairman was a Director.

c)	Management fees of $85,000 were paid to a corporation controlled by the CFO of the Company.
d)	Legal fees totaling $105,866 and share issue costs totaling $64,984 were paid or accrued to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.
e)	Exploration and development costs totaling $134,000 were paid or accrued to a company controlled by the Company’s Vice President, Exploration.
f)	Administrative consulting fees totaling $13,400 were paid to a corporation controlled by the former CFO of the Company.

The above transactions are in the normal course of operations (and the following transaction not in the normal course of operations) and have been valued at the exchange amount which is the amount of consideration established and agreed to by the related parties.

g)

The Company issued 2,500,000 shares at a price of $1.00 per share to Rowen for the acquisition of the remaining 50% interest in Cognito. The President and CEO of the Company is a beneficial owner of Rowen.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 17 – Financial Statements”.

The financial statements as required under this ITEM 8 are attached hereto and found immediately following the text of this Annual Report. The audit report of MacKay LLP, Chartered Accountants, is included herein immediately preceding the consolidated financial statements and schedules.

Legal Proceedings

There is no pending, threatened or recently concluded legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings that involve any third party, which may have, or have had in the recent past, significant effects on the Company’s financial position. This includes governmental proceedings pending or known to be contemplated.

Details on Dividend Policy

The Company has not declared any dividend to date and has no present intention to declare any such dividend in the forseeable future.

B.	Significant Changes

There have been no significant changes in the financial condition of the Company since the most recent consolidated financial statements for the year ended December 31, 2005.

Item 9. The Offer and Listing

A.	Offer and Listing Details

As of December 31, 2005, the authorized capital of the Company consisted of 100,000,000 common shares without par value, and there were 27,845,763 common shares outstanding as of that date.

Nature of Trading Market

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

In recent years, securities markets in Canada and US have experienced a high level of price and volume volatility, and the market price of many resource and resource related companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company’s share price and volume will not occur.

The table below lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last six months, the last nine fiscal quarters and for the last five fiscal years ended December 31, 2005.

TSX Venture Exchange

Common Shares Trading Activity

Period	Volume	Share Sales – CDN$
		High	Low	Close

April 2006	1,989,926	$2.85	$2.37	$2.54
March 2006	2,707,350	$3.25	$1.97	$2.77
February 2006	1,137,135	$2.04	$1.63	$1.97
January 2006	2,401,202	$2.15	$1.61	$2.00
December 2005	1,836,732	$1.80	$1.37	$1.80
November 2005	907,579	$1.45	$1.05	$1.45

Three Months Ended 3/31/06	6,245,687	$3.25	$1.61	$2.77
Three Months Ended 12/31/05	3,931,980	$1.80	$1.05	$1.80
Three Months Ended 9/30/05	3,025,729	$1.50	$0.90	$1.19
Three Months Ended 6/30/05	1,423,032	$1.23	$0.87	$1.17
Three Months Ended 3/31/05	2,840,928	$1.39	$1.08	$1.20

Three Months Ended 12/31/04	4,064,195	$1.67	$0.87	$1.32
Three Months Ended 9/30/04	1,659,601	$1.24	$0.89	$0.90
Three Months Ended 6/30/04	1,675,480	$1.63	$0.71	$0.85
Three Months Ended 3/31/04	1,323,980	$1.40	$0.91	$1.20

Fiscal Year Ended 12/31/05	11,326,827	$1.80	$0.89	$1.80
Fiscal Year Ended 12/31/04	8,775,956	$1.67	$0.71	$1.32
Fiscal Year Ended 12/31/03	4,303,666	$1.25	$0.22	$1.08
Fiscal Year Ended 12/31/02	-	$0.40	$0.18	$0.22
Fiscal Year Ended 12/31/01	-	$1.00	$0.30	$0.30

In May 2004, the Company acquired a listing on the Frankfurt (Germany) Stock Exchange under the symbol EXB. The table below details the common share trading volume, high, low and closing sales prices, in Euros, on the Frankfurt Exchange for the last six months, the last 5 fiscal quarters and the last fiscal year ended December 31, 2005.

Frankfurt Stock Exchange

Common Shares Trading Activity

Period	Volume	High Euros	Low Euros	Close Euros

April 2006	706,200	2.00	1.64	1.72
March 2006	1,252,200	2.13	1.40	2.13
February 2006	1,102,400	1.44	1.20	1.44
January 2006	2,656,000	1.55	1.10	1.52
December 2005	4,479,900	1.25	1.02	1.25
November 2005	1,249,600	1.05	0.71	1.00

Three Months Ended 03/31/06	5,010,600	2.13	1.10	2.13
Three Months Ended 12/31/05	6,917,300	1.25	0.71	1.13
Three Months Ended 9/30/05	4,721,100	1.08	0.62	0.88
Three Months Ended 6/30/05	2,501,500	0.83	0.55	0.76
Three Months Ended 3/31/05	1,747,100	0.85	0.63	0.76

Fiscal Year Ended 12/31/05	15,887,000	1.25	0.55	1.13

B.	Plan of Distribution
Not applicable.

C.	Markets

The Company’s common shares are listed for trading on the TSX Venture Exchange, in Canada, under the stock symbol “XRC”, and on the Frankfurt Stock Exchange, in Germany, under the symbol “EXB”. The Company’s CUSIP number is #301835104.

United States Market

The Company is subject to the reporting obligations and requirements under the Securities Exchange Act of 1934. However, as a “Foreign Private Issuer”, the Company will be exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act, which includes the Proxy Rules of Section 14 and the Short-Swing Profit Rules of Section 16.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Company was incorporated under the British Columbia Company Act (the “Company Act”). On March 29, 2004, the British Columbia legislature enacted the British Columbia Business Corporations Act ("BCBCA") and repealed the Company Act. The BCBCA is free of many of the restrictions that were found in the Company Act, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital. As well, the BCBCA uses new forms and terminology and has replaced one of the constating documents, the Memorandum, with a Notice of Articles.

The regulations under the BCBCA provide that certain “Pre-existing Company Provisions” (“PCPs”) will apply to companies that were incorporated under the Company Act, unless and until shareholders pass a special resolution to remove the application of the PCPs. The PCPs contain some of the restrictions that were found in the Company Act. For example, the PCPs provide that a special resolution or a special separate resolution must be passed by at least three-quarters of the votes cast by shareholders present in person or by proxy at a meeting. This is the majority that was required under the Company Act. The BCBCA allows a special resolution to be passed by a two-thirds vote of shareholders.

At the Company’s annual and special general meeting held on June 24, 2005, shareholders passed a special resolution to remove the application of the PCPs. The Company’s Notice of Articles was amended accordingly. Shareholders also passed a special resolution adopting a new set of Articles (the “Articles”) that comply with the BCBCA.

Under the Articles, a special resolution must be passed by two-thirds of the votes cast by shareholders present in person or by proxy at a meeting. Management believes that this provides the Company with greater flexibility for future corporate activities and is consistent with special resolution requirements for companies in other jurisdictions.

The Notice of Articles and Articles do not address the Company’s objects and purposes and there are no restrictions on the business the Company may carry on.

A director who has, directly or indirectly, a material interest in an existing or proposed material contract or transaction of the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director, shall not vote in respect of any such proposed material contract or transaction and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Notwithstanding the foregoing, if all of the directors have a material interest in a proposed material contract or transaction, any or all of those directors may vote on a resolution to approve the contract or transaction.

Part 9 of the Articles details the directors’ borrowing powers. The directors may from time to time on behalf of the Company:

(a)	borrow money in such amount, in such manner, on any security, from such sources and upon any terms and conditions as they think fit;

(b)	guarantee the repayment of money borrowed by any person or the performance of any obligation of any person;

(c)

issue bonds, debentures, notes and other debt obligations either outright or as continuing security for any indebtedness or liability, direct or indirect, or obligations of the Company or of any other person; and

(d)

mortgage, charge (whether by way of specific or floating charge), grant a security interest in or give other security on the undertaking, or on the whole or any part of the property and assets of the Company, both present and future.

There are no age considerations pertaining to the retirement or non-retirement of directors.

A director is not required to hold a share in the capital of the Company as qualification for his office but must be qualified as required by the BCBCA to become, act or continue as a director.

There are no specified limits upon a director’s ability to hold any office or place of profit with the Company in conjunction with his office of director. Directors are repaid such reasonable traveling, hotel and other expenses as they may incur in conducting the business of the Company. If any director performs extra services for the Company, he is entitled to receive remuneration fixed by the Board of Directors or the Company at a general meeting.

Subject to the provisions of the BCBCA, the directors shall cause the Company to indemnify a director, officer or alternate director or a former director, officer or alternate director of the Company or a person who, at the request of the Company, is or was a director, alternate director or officer of another corporation, at a time when the corporation is or was an affiliate of the Company or a person who, at the request of the Company, is or was, or holds or held a position equivalent to that of, a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity (in each case, an “eligible party”), and the heirs and personal representatives of any such eligible party, against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action (whether current, threatened, pending or completed) in which such eligible party or any of the heirs and personal representatives of such eligible party, by reason of such eligible party being or having been a director, alternate director or officer or holding or having held a position equivalent to that of a director, alternate director or officer, is or may be joined as a party or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to the proceeding. Provided the Company first receives a written undertaking from the eligible party to repay amounts advanced if so required under the BCBCA, the directors shall cause the Company to pay, as they are incurred in advance of the final disposition of the proceeding, the costs, charges and expenses, including legal and other fees actually and reasonably incurred by the eligible party in respect of the proceeding. After the final disposition of the proceeding, the directors shall cause the Company to pay the expenses actually and reasonably incurred by the eligible party in respect of the proceeding, to the extent the eligible party has not already been reimbursed for such expenses, subject to the provisions of the BCBCA. Each director, alternate director and officer of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Unless the BCBCA or the Company’s Articles otherwise provide, any action to be taken by a resolution of the shareholders must be taken by a “special resolution”. Such a “special resolution” requires a two-thirds vote of shareholders rather than a simple majority for passage. The BCBCA contains provisions which require a “special resolution” for effecting certain corporate actions. The principle corporate actions that require a “special resolution” include:

(a)	reducing share capital, subject to certain limits;

(b)	altering the Notice of Articles to change the majority required to pass a special resolution or a special separate resolution;

(c)	approving various forms of amalgamation, including an amalgamation into a foreign jurisdiction;

(d)	approving an arrangement with shareholders;

(e)	approving the disposition of the whole or substantially the whole of the undertaking of the Company;

(f)	continuing the Company into another jurisdiction; and

(g)	authorizing a voluntary liquidation or the removal of a liquidator.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The Company’s Articles provide that the authorized share structure may be increased, subdivided, consolidated or otherwise changed by the Board of Directors, provided that the change does not prejudice or interfere with a right attached to issued shares. An ordinary resolution of the shareholders will be required before the Company may create, vary or delete special rights and restrictions attached to a class or series of shares, or if a change prejudices or interferes with a right attached to issued shares. In addition, if a change prejudices or interferes with a right attached to issued shares, shareholders holding that class or series of shares must consent to the change by a separate special resolution.

Subject to Part 10.1 of the Articles and the BCBCA, annual general meetings shall be held once in every calendar year at a time, not being more than 15 months after the holding of the last preceding annual general meeting, and at a place as the directors shall appoint. In default of the meeting being held, the court may, on its own motion or on the application of the Company, a director or a shareholder entitled to vote at the meeting, order that a meeting of shareholders he held.

The directors may, whenever they think fit, convene a general meeting. Shareholders holding in the aggregate at least 1/20 of the shares of the Company that carry the right to vote at meetings may also requisition a general meeting for the purpose of transacting any business that may be transacted at a general meeting. A general meeting, if requisitioned in accordance with the BCBCA, shall be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided in the BCBCA.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Part 24 of the Articles or otherwise as prescribed by law to any person as may by law or under the Articles or other regulations of the Company be entitled to receive the notice from the Company. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any person shall not invalidate any proceedings at that meeting. Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common shares.

C.	Material Contracts

The Company is currently a party to eight contracts, listed below, that management considers to be material to the Company and its assets and operations.

1. Agreement, dated January 18, 2003, amongst the Company, Cognito, and Rowen regarding the acquisition of an option to acquire a 50% interest in Cognito from Rowen. To acquire the option, Exeter paid to each of the beneficiaries of Rowan, Bryce Roxburgh and John Haggman, 400,000 common shares of Exeter. In order to exercise its option to acquire the 50% interest in Cognito, the Company was required to incur exploration and development expenditures on the La Cabeza project of US$3,000,000 by March 2007, of which a minimum of US$1,500,000 was required to be spent by March 2006. Exeter is also bound by the underlying Cognito-Carotti Agreement (as described under Material Contract 3. below). The agreement is considered to be with a non-arms length party, as Bryce Roxburgh was appointed as President and director of Exeter subsequent to the signing of the agreement.

2. Agreement, dated April 30, 2003, amongst the Company, Cognito, and Rowen regarding the Company’s acquisition of the option to acquire the remaining 50% interest in Cognito, from Rowen. To acquire the option, Exeter paid $25,000 to Rowen and issued an additional 400,000 common shares to each of the beneficiaries of Rowen, Bryce Roxburgh and John Haggman. On the earlier of incurring US$3,000,000 in expenditures and the completion of a bankable feasibility study, the Company could exercise the option to acquire the remaining 50% in Cognito, at its option, by issuing 2,500,000 shares or paying $2,500,000. In July 2005, the Company exercised its option and issued 2,500,000 common shares, at a price of $1.00 per share, to Rowen for the acquisition of the remaining 50% interest, to hold a 100% interest in Cognito. The agreement is considered to be with a non-arms length party, as Bryce Roxburgh is President and a director of Exeter.

3. Agreement, dated February 7, 2003, between Cognito, and Martin Antonio Carotti and Claudia Viviana Rubenstein, the vendors of the La Cabeza property, pursuant to which Cognito has the option to acquire the La Cabeza property, subject to a 3.5% NSR which may be bought for US$1million, by for annual cash payments totaling US$525,000, as follows:

-	US$5,000 due December 15, 2002 (paid);
-	US$15,000 on or before December 15, 2003 (paid);
-	US$25,000 on or before December 15, 2004; (paid)
-	US$35,000 on or before December 15, 2005; (paid)
-	US$45,000 on or before December 15, 2006; and
-	US$50,000 on or before December 15 of each year thereafter, up to and including December 15, 2014.

The Company may terminate the payments described above upon making a development decision in respect of the project; provided that production at the project must commence within two years.

4. Agreement, dated May 2003, amongst the Company, Yale Simpson, and Sofisco Nominees Limited, the owners of Estelar Resources Limited, a British Virgin Islands corporation, regarding the acquisition of a 100% interest in Estelar by the Company. In consideration of the acquisition, the Company agreed to issue 1,000,000 common shares to Yale Simpson (713,000 common shares) and to Sofisco Nominees Limited (287,000 common shares). The Acquisition is considered to be “non-arms length” as Mr. Simpson was appointed Chairman and a director of the Company subsequent to the acquisition.

5. Agreement, dated October 1, 2003, between Estelar and Minera Rio de la Plata S.A. (“MRP”) regarding the acquisition of an option to acquire 3 mineral exploration properties, subject to a 2% NSR which may be purchased for $750,000; namely the Agua Nueva, La Ramada and Rosarita South Projects (comprised of forty-five mineral concessions). To acquire a 100% interest in the properties, the Company is required to make cash payments totaling $440,000 as follows:

-	$5,000 on signing of the Agreement; (paid)
-	$7,500 on or before October 1, 2004; (paid)
-	$12,500 on or before October 1, 2005; (paid)
-	$20,000 on or before October 1, 2006;
-	$25,000 on or before October 1, 2007;
-	$30,000 on or before October 1, 2008;
-	$40,000 on or before October 1, 2009; and
-	$50,000 on or before October 1 of each year thereafter to 2015.

In the event a decision is made to build and operate a mine on any of the projects, the Company is not obliged to make any remaining option payments subsequent to the date of that decision.

There are no exploration expenditure commitments on any of the properties.

6. Exploration and Option Agreement, dated December 30, 2003, between Estelar and CVSA, pursuant to which the Company may acquire a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions) located in the Santa Cruz, Chubut and Rio Negro Provinces of Argentina, for consideration of:

-	Cash payments totaling US$100,000 as follows:
	-	US$75,000 on or before March 30, 2004 (paid); and
	-	US$25,000 on or before September 30, 2004. (paid)

-	Incurring exploration expenditures totalling US$3,000,000 as follows:
	-	US$250,000 on or before December 30, 2004; (incurred)
	-	US$250,000 on or before December 30, 2005; (incurred)
US$250,000 on or before December 30, 2006
	-	US$750,000 on or before December 30, 2007;
	-	US$750,000 on or before December 30, 2008; and
	-	US$750,000 on or before December 30, 2009.

Once the Company has incurred exploration expenditures of US$3,000,000 on any one of the projects, the vendor may buy back a 60% interest in that project by paying the company 2.5 times the Company's exploration expenditures on the project and funding the project to a bankable feasibility study. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing the Company's share of mine development costs. Should the vendor elect not to exercise its back in right, its interest will revert to a 2% NSR on that project.

7. Agreement, dated March 8, 2005, between the Company and Rio Tinto Mining and Exploration Limited (“Rio Tinto”), pursuant to which the Company acquired the right to review exploration data regarding an area of interest in southern Chile. Under the terms of the agreement, the Company acquired a joint interest in the exploration data and all new data generated in the area of interest, upon incurring expenditure of US$50,000. In addition, the agreement covers all mineral rights that the Company or its affiliates acquire in the area of interest during the three year period ending March 8, 2008, which will be subject to an option to joint venture with Rio Tinto.

Under the terms of the agreement, upon the completion of 10,000 meters of drilling in the area of interest by the Company, Rio Tinto may acquire a 60% interest in the property by paying the Company three times the amount of its exploration expenditures incurred on the property subsequent to the date of the agreement. Upon the earning of a 60% interest in the property by Rio Tinto, the Company will have sixty days to either:

•	fund its 40% share of costs and expenses; or

•	grant Rio Tinto an option to earn an additional 15% interest (for a total 75% interest) by funding future exploration expenditures on the property, including the completion of a feasibility study.

Upon completion of the feasibility study, the parties will share development costs pro rata, or dilution will apply. Should a participating interest fall below 10% it will be converted to a 1% NSR. If Rio Tinto elects not to exercise its back-in right, its interest will revert to a 1% NSR.

8. Agreement, dated October 11, 2005, between the Company and Anglo American Chile Limitada and Empressa Mantos Blancos S.A. (“Anglo American”), pursuant to which the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years, including conducting 15,500 meters of drilling. The Vendor will retain a 3% NSR in the properties. The Company may withdraw from the agreement at any time after expending US$250,000, including conducting 1,500 meters of drilling.

D.	Exchange Controls and Other Limitations Affecting Security Holders

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “Item 10. E. – Taxation”.

Except as provided in the Investment Canada Act (“ICA”), there are no limitations under the laws of Canada, the Province of British Columbia, or in the Company’s charter or any other constituent documents of the Company on the right of foreigners to hold or vote the common shares of the Company.

The ICA, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000, or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $265,000,000. For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the ICA requires the investor to file a notification.

The provisions of the ICA are complex, and the above is a limited summary of the main provisions of the ICA. Any non-Canadian citizen contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the ICA might apply.

For purposes of the ICA, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

E.	Taxation

Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations generally applicable to U.S. holders of the Company’s common shares.

The tax consequences to any particular holder of common shares will vary according to the status of that shareholder as either an individual, trust, corporation or member of a partnership, the jurisdiction in which the shareholder is subject to taxation, the place of residence of the shareholder and, generally, the shareholder’s particular circumstances.

This summary is applicable to only those shareholders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common shares as capital property, and who will not use or hold the common shares in carrying on business in Canada. Special rules not discussed in this summary may apply to a U.S. shareholder that is an issuer carrying on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, either the “Tax Act” or “ITA”), the Canada-United States Tax Convention current at the date of this Annual Report (the “Tax Convention”), and the current administrative practices of the Canada Revenue Agency. This summary does not take into account provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular shareholder and should not be so construed. Each shareholder should consult his or her own tax advisor with respect to the income tax consequences applicable in that shareholder’s own particular circumstances.

Dividends

Pursuant to the Tax Convention, any dividends paid to non-resident shareholders of the Company will generally be subject to Canadian withholding tax (“Part XIII Tax”) equal to 15% of the gross amount of any dividend paid or deemed to be paid to the non-resident shareholder on his or her shares. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General of Canada for the account of the non-resident shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to U.S. resident shareholders is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-resident shareholders is 25% of the gross dividend.

In addition, under the Tax Convention, dividends may be exempt from Canadian withholding tax if paid to certain US residents that are qualifying religious, scientific, literary, educational or charitable tax-exempt organization and qualifying trusts, companies, organization or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Common Shares

A non-resident of Canada who disposes of a share, including by deemed disposition on death, will generally not be subject to Canadian tax under the ITA in respect of any capital gains (or be entitled to deduct any capital loss) thereby realized upon the disposition of common shares listed on a prescribed stock exchange unless the shares represent ‘taxable Canadian property’ (as defined by the ITA) to the shareholder. A common share of the Company will be deemed to be taxable Canadian property to a non-resident shareholder if, at any time during the five years preceding the disposition, the non-resident shareholder, persons with whom the non-resident shareholder did not deal at arm’s length, or the non-resident shareholder and persons with whom he/she did not deal at arm’s length, owned 25% or more of the issued common shares of the Company. In the case of a non-resident holder to whom common shares of the Company represent ‘taxable Canadian property’ and who is a U.S. resident (under the terms of the Tax Convention), generally no Canadian tax is payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property located in Canada or the U.S. shareholder previously held the shares while resident in Canada.

If a non-resident shareholder disposes of the Company’s common shares to another Canadian corporation that deals or is deemed to deal on a non-arm’s length basis with that shareholder and that, immediately after the disposition, is connected with the Company (i.e., holds 10% or more of the voting rights and market value of the Company’s common shares), the amount by which the fair market value of any consideration (other than shares of the purchasing corporation) exceeds the paid-up capital for the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation and subject to withholding taxes as described above.

Where a shareholder disposes of common shares to the Company (unless the Company acquired the shares in the open market in like manner to any member of the public) the result will be a deemed dividend to the U.S. shareholder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of the common shares. The amount of such dividend will be subject to withholding tax as previously described.

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of the Company entitled to vote. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the “passive foreign investment company” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. (See “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the common shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2005, and expects that it will be a “passive foreign investment company” for the taxable year ending December 31, 2006. (See “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below). Accordingly, the Company does not expect to be a QFC for the taxable year ending December 31, 2006.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution received on the common shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends received on the common shares generally will not be eligible for the “dividends received deduction”. The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the common shares sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules. Dividends received on the common shares generally will be treated as “foreign source” and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income” for purposes of applying the foreign tax credit rules. However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957(a) of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of common shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such common shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297(a) of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, active business gains arising from the sale or exchange of commodities by the Company generally are excluded from “passive income” if substantially all of the Company’s commodities are (a) stock in trade of the Company or other property of a kind that would properly be included in inventory of the Company, or property held by the Company primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of the Company that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by the Company in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended December 31, 2005, and expects that it will be a PFIC for the taxable year ending December 31, 2006. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2006 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

\If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any excess distribution received on the common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent taxable years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for the common shares in which the Company is a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year in a U.S. Holder’s holding period for the common shares, then in order to be treated as making a “timely” QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the common shares were sold on the qualification date for an amount equal to the fair market value of the common shares on the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the common shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. For example, a U.S. Holder that makes a timely QEF

Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

However, for each taxable year in which the Company is a PFIC, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the common shares are traded on such a qualified exchange or other market, the common shares generally will be “regularly traded” for any calendar year during which the common shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (such as gifts and exchanges pursuant to tax-deferred reorganizations under Section 368 of the Code). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Copies of the documents named in this Annual Report can be inspected at the Company’s offices in Vancouver, British Columbia.

I.	Subsidiary Information

Item 11. Disclosures about Market Risk

The Company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Exeter’s market risks are minimal. The Company does, however, have future property payments due in United States currency. As a Canadian Company, Exeter’s cash balances are kept primarily in Canadian funds. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

The Company has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments. The Company’s financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings. The Company holds some foreign currency, mainly in US dollars and Argentine Pesos. As such the Company is exposed to exchange rate risk. The Company does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect its financial position and results of operations.

There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects, and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

As the Company is engaged in exploring mineral properties which, if successful, will produce commodities, it can be seen to be exposed indirectly to commodity risk. Such exposure cannot be accurately estimated by quantitative means although the risk would increase as the possibility of project success increased. Industry practice dictates that attempts to hedge commodity risk not begin until at least there are funding agreements in place supported by a bankable feasibility study. The Company has in the past, and may in the future, finance its activities by the sale of equity and/or debt instruments. This is also an indirect exposure to equity and/or interest-rate risk, which cannot be accurately estimated by quantitative means.

Item 12. Description of Securities Other Than Equity

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

Under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures under the Securities Exchange Act of 1934 and concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in timely alerting it to the material information relating to it (or its consolidated subsidiaries) required to be included in the reports it files or submits under the Securities Exchange Act of 1934.

During the period covered by this report, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management, including its Chief Executive Officer, does not expect that the Company’s disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16A. Audit Committee Financial Expert

As of the date of this report, the Company’s Board had not yet determined whether one of its audit committee members met the requirements set forth under the SEC rules to be deemed to be an “audit committee financial expert” however, management believes that William McCartney meets these requirements. Mr. McCartney is an “independent director” under 4200 (a) (15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

Item 16B. Code of Ethics

The Board has not adopted a written code of conduct for its directors, officers and employees. Directors, officers and employees are required as a function of their directorship, office or employment to structure their activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from their positions.

If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, he shall not vote in respect of any such proposed material contract or transaction and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Notwithstanding the foregoing, if all of the directors have a material interest in a proposed material contract or transaction, the Company’s Bylaws and Articles provide that any or all of those directors may vote on a resolution to approve the contract or transaction.

Directors are also required to comply with the relevant provisions of the British Columbia Business Corporations Act regarding conflicts of interest.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Fees billed by MacKay LLP (“MacKay”) for professional services totalled $26,227 for the year ended December 31, 2005 and $22,639 for the year ended 2004. Such fees were for the audit of the Company’s annual consolidated financial statements and for services in connection with statutory and regulatory filings for that fiscal year.

Audit-Related Fees

Fees for audit-related services totalled $ nil for the years ended December 31, 2005 and 2004.

Tax Fees

Fees for tax services billed by MacKay totaled $6,964 for the year ended December 31, 2005 and $2,340 for the year ended Decemer 31, 2004.

All other Fees

No other fees were billed by MacKay for the years ended December 31, 2005 and 2004.

The audit committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for the Company’s independent auditors to prepare the proposed audit approach, scope and fee estimates. The independent auditors annually submit a written proposal that details all audit and audit related services. Audit fees are fixed and contained in the proposal, and the audit committee reviews the nature and dollar value of services provided under such proposal. Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the audit committee.

There were no fees in 2005 or 2004 that were not pre-approved by the audit committee. All services described above under the captions “Audit Fees”, “Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

Item 16D. Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

Item 17. Financial Statements

The Company's consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 16 to the December 31, 2005 audited consolidated financial statements.

The financial statements, as required under this Item 17, are attached hereto and found immediately following the text of this Annual Report. The audit report of MacKay LLP, Chartered Accountants, is included herein, immediately preceding the consolidated financial statements and schedules.

Item 18. Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19. Exhibits

(A) The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The report of MacKay LLP, Chartered Accountants, for the audited consolidated financial statements are included herein, immediately preceding the audited consolidated financial statements.

Audited Consolidated Financial Statements

Auditor’s Report, dated March 15, 2006.

Consolidated Balance Sheets at December 31, 2005 and 2004.

Consolidated Statements of Operations for the years ended December 31, 2005, 2004, and 2003.

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003.

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005, 2004, and 2003.

Notes to the Consolidated Financial Statements.

(B) Index to Exhibits:

Exhibit No.	Name of Exhibit
1 (1)	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws
4.1 (1)	Agreement amongst the Company and Cognito Limited and Rowen Limited regarding the acquisition of a 50% interest in Cognito by the Company, dated January 18, 2003.
4.2 (1)	Agreement amongst the Company and Cognito Limited and Rowen Limited regarding the acquisition of a further 50% interest in Cognito by the Company, dated April 30, 2003.
4.3 (1)	Agreement between Cognito Limited and Martin Antonio Carotti and Claudia Viviana Rubenstein regarding the option of the La Cabeza property, dated February 7, 2003.
4.4 (1)	Agreement between the Company and Yale Simpson and Sofisco Nominees Limited regarding the purchase of a 100% interest in Estelar Resources Limited, dated May 2003.
4.5 (1)	Agreement between Estelar Resources Limited and Minera Rio de la Plata S.A. regarding the acquisition of an interest in 3 mineral projects by Estelar dated, October 1, 2003.
4.6 (1)	Agreement between the Company and CVSA, dated December 30, 2003.
4.7	Agreement between the Company and Rio Tinto Mining and Exploration Limited regarding exploration in Southern Chile, dated March 8, 2005.
4.8	Agreement amongst the Company and Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. regarding exploration of properties in the Maricunga region of Chile, dated October 11, 2005.
8	List of Subsidiaries
12.1	Section 302 CEO Certification
12.2	Section 302 CFO Certification
13.1	Section 906 CEO Certification
13.2	Section 906 CFO Certification

(1)	Incorporated by reference to Form 20-F filed August 2005.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

EXETER RESOURCE CORPORATION

Dated:	May 10, 2006	By:	/s/ Bryce Roxburgh

Exhibit 4.7

Mr Bryce Roxburgh,
Exeter Resource Corporation
Suite 301
700 West Pender Street
Vancouver V6E 1G8
British Columbia
Canada

8 th March 2005

→ Dear Bryce,

Re: Letter Agreement to share exploration data in South Chile and Option to Joint Venture

Based on our recent discussions, we set out below the terms of this binding Letter Agreement ("LA") in which Rio Tinto Mining and Exploration Limited ("Rio Tinto") grants Exeter Resource Corporation ("Exeter") the right to review exploration data ("Data") belonging to Rio Tinto regarding an area of interest (the "Area of Interest") located in the South of Chile (shown on the map attached hereto as Schedule A) and the terms upon which Exeter grants an option to joint venture to Rio Tinto. In this LA Rio Tinto and Exeter are collectively referred to as the Parties.

The Parties hereby agree as follows:

1. Rio Tinto will make available to Exeter all exploration Data in its possession regarding the Area of Interest within 7 days of signing this LA.

2. Exeter will keep the Data confidential and use the Data solely for the evaluation and advancement of exploration on the Property and will not disclose, sell or transfer the Data to third parties or use the Data for other purposes without prior written consent of Rio Tinto.

3. All new exploration data generated after the date of this LA by either of the Parties in the Area of Interest shall also be owned by Rio Tinto. However after Exeter has incurred exploration expenditures of US$50,000 in the Area of Interest all the new data generated and original Data shall be owned jointly by the Parties and shall not be disclosed to third parties by either Party without the written consent of the other Party.

4. Rio Tinto will maintain the Data confidential and will not disclose the Data to third parties for a period of one year form the date of this LA. If by that date Exeter has not incurred exploration expenditures of US$50,000 Rio Tinto will be free to deal with the Data in its complete discretion.

Exeter_4-3-05_snh

1

5. All mineral rights which Exeter and/or its affiliate companies, or the employees, consultants or legal representatives of Exeter and/or its affiliate companies, apply for in the Area of Interest during a period of 3 years from the date of this LA (**"the Property"**) will be the subject of an option to joint venture with Rio Tinto hereafter referred to as the Option.

6. Exeter grants an Option to Rio Tinto to obtain a 60% interest in the Property by paying to Exeter 3 times Exeter's exploration expenditures incurred after the date of this LA in the Area of Interest in the following circumstances. Upon Exeter completing 10,000metres of drilling in the Area of Interest it will send Rio Tinto a written report of the results and Rio Tinto will have 90 days after receipt of the drilling report in which to inform Exeter in writing whether or not it will exercise its Option. If Rio Tinto gives notice that it will exercise its Option it will make the payment referred to herein to Exeter within 30 days of sending the notice subject to a satisfactory review of Exeter's exploration expenditure accounts.

7. Rio Tinto does not have the right to transfer this Option to a third party.

8. Once Rio Tinto exercises its Option Rio Tinto and Exeter will share future costs and expenses and revenues in respect of the Property under a joint venture, with Rio Tinto having a 60% interest and Exeter having a 40% interest. The terms of the joint venture shall include those listed in paragraph 15 and those listed below. After Rio Tinto has exercised the Option to earn a 60% interest in the Property, Exeter shall hold the mineral rights which consist of the Property on trust for the Parties until such time as they can be transferred to the joint venture vehicle.

9. Upon earning a 60% interest in the Property Exeter will have 60 days to elect in writing to Rio Tinto to either

   i) fund its share of costs and expenses prorate to its then share of 40%; or
   ii) grant a further option whereby Rio Tinto can elect to earn an additional 15% interest (to 75% total) through exploration expenditures made up to and including feasibility study in respect of the Property.

11. Upon Rio Tinto exercising its Option Rio Tinto shall take over as operator and manager, and shall direct the programs for the Expenditures.

12. Whichever party is the operator it shall:

   - Comply with all applicable laws, rules and regulations and shall carry out operations in a good, workmanlike and efficient manner and to the standards of health, safety and environmental management and

Exeter_4-3-05_snh

2

community relations no less than those required by Rio Tinto corporate policies and procedures.

- No later than 30 days after the end of every calendar quarter, provide the non Operator with reports showing in reasonable detail the work performed, the Expenditures incurred and the results obtained in the preceding quarter.

- Maintain accounts of Expenditures in accordance with generally accepted accounting standards, any legislative and regulatory requirements.

- Immediately inform the non-Operator of any occurrence or non-occurrence that may affect the validity or good standing of the mineral rights compromising the Property.

- Immediately inform the non operating party of any adverse environmental, health safety or community relations event or issue. If such communication is verbal it will as soon as possible thereafter, with time being of the essence, be followed by a detailed written report.

14. In this Letter Agreement and in the subsequent more formal agreement documentation referred to in paragraph 16 hereunder, "Expenditures" means all cash, expenses and obligations spent or incurred hereunder on exploration, evaluation and development activities on or for the Property. Such expenditures shall include, but not be limited to, land payments, fees, taxes and charges required to keep the Property in good standing; all expenditures for geophysical, geo-chemical and geological work; all expenditures for surveys, drilling, assays, metallurgical testing, engineering, construction and all other expenditure directly benefiting the Property and the work thereon.

15. Exeter represents and warrants that
    - it has the right, power, and authority to enter into this LOU without the violation of any contractual, legal, or other obligation to any entity or person;

    - whilst it is the sole operator Exeter or its Affiliate will keep the mineral rights comprising the Properties in good standing, and free from any liens, encumbrances, royalties, or charges in favor of any third parties;

    - whilst it is the sole operator Exeter or its Affiliate will pay all mineral rights fees on the Properties and maintain up to date;

    - whilst it is the sole operator Exeter or its Affiliate will carry out exploration on the Properties is in accordance with applicable law and sound mining, environmental and business practice, and all costs or liabilities arising from activities ~~prior to~~ DURING THE COURSE OF this LOU shall be at the sole cost to Exeter.

Exeter_4-3-05_snh

3

16. The documentation for the joint venture shall include the following terms:

- Pro-rata sharing of all costs and expenses and revenues relating to the Property, according to approved programmes and budgets;

- Dilution, pro rata according to deemed contributions and actual contributions, should either party elect not to contribute its proportionate share of the costs and expenses of the joint venture, and accelerated dilution 25% above the standard rate if a party elects to contribute to a work programme and later defaults against a cash call;

- Forfeiture of a party's entire participating interest and receipt of a 1% net smelter return royalty from future production from the Property should a party dilute to less than a 10% participating interest;

- A 60 day right of pre-emption on the sale or transfer by a Party of its interests in the joint venture, excepting transfers to affiliates, bona fide corporate restructure, or to obtain bona fide separate listing on a recognised stock exchange.

- Management of the joint venture by a management committee, which shall make decisions by majority vote, with each party having a vote equal to its participating interest;

- Appointment of Rio Tinto – or Exeter should Rio Tinto be diluted below 50% - as the manager and operator, with responsibility to conduct all operations in all applicable laws, rules and regulations and shall carry out operations in a good, workmanlike and efficient manner and to the standards if health, safety and environmental management and community relations no less than those required by Rio Tinto corporate policies and procedures.

- Other terms normally in mineral industry joint venture agreements including provision for binding arbitration to settle disputes.

The Parties shall confer and negotiate in good faith to ensure that the structure of the joint venture, whether as a S.A., a contractual joint venture or otherwise, will be, as far as practicable, the most advantageous to each of them with regard to investment, operations and taxation.

17. If Rio Tinto elects not to exercise its Option it will be entitled to receive a 1% Net Smelter Return Royalty on all production from the Property.

18. Rio Tinto and Exeter agree that though this Letter Agreement, which is subject to English law, is a binding document, it only sets out the basic terms of the option and joint venture. The Parties will use their best efforts, in good faith, to ensure that a more formal agreement, for registration in Chile, is executed as quickly as possible after exploration expenditure of US$1,500,000 has been incurred. The Parties agree to file all such documents in Chile as are necessary to protect the Parties.

Exeter_4-3-05_snh

4

for any Stock Exchange or regulatory body having authority over either of the Parties

19 Any information or data obtained in connection with the performance of this ~~Letter~~ Agreement is strictly confidential. Neither Exeter nor Rio ~~Tinto~~ shall, unless required by law, make any public statement concerning this ~~Letter~~ Agreement or the activities contemplated herein without the prior consent of the other, which consent shall not be unreasonably delayed or withheld.

20 Any notice, election, report, payment or other correspondence required or permitted in accordance with this LOU will be in writing and sent by courier or facsimile and addressed as follows.

Rio Tinto Mining and Exploration Ltd,
Ave El Bosque Sur 130, Piso 7,
Las Condes, Santiago,
Chile
Attn. Julian Bavin
FAX:56-2-2031124

Mr Bryce Roxburgh,
Exeter Resource Corporation
Suite 301
700 West Pender Street
Vancouver V6E 1G8
British Columbia
Canada Fax 1-604-689-9532.

21 In this LOU *Affiliate* means any company controlled by or under common control with a party hereto. For these purposes, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting securities, contract, voting trust or otherwise. In the case of Rio Tinto, this means each of Rio Tinto plc, incorporated in England and Rio Tinto Limited, incorporated in Victoria, Australia and any other company wherever situated in which Rio Tinto plc and/or Rio Tinto Limited owns or controls directly or indirectly more than fifty percent (50%) of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the company.

Please signify the agreement of Exeter to this Letter Agreement by counter signature below.

Yours sincerely

RIO TINTO MINING AND EXPLORATION LIMITED

By : Julian Bavin

Name : Julian Bavin
Title: Exploration Director South America

Exeter_4-3-05_snh 5

Exeter Resources Corporation

By :

Name : Bryce Roxburgh Title: PRESIDENT

Exeter_4-3-05_snh 6

SCHEDULE A

Map of the Area of Interest

See next page

Exeter_4-3-05_snh

7

640000 mE
660000 mE
680000 mE
700000 mE
720000 mE
740000 mE
4800000 mN
4780000 mN
4760000 mN
4740000 mN
Chacabuco
Rio Chacabuco
Chile
Cochrane
San Lorenzo
Laguna Brown
RIO BAKER
Lago Chacabuco
Argentina

Exhibit 4.8

MARICUNGA PROJECT OPTION AND ROYALTY HEADS OF AGREEMENT

THIS MARICUNGA PROJECT OPTION AND ROYALTY HEADS OF AGREEMENT is made on October 11, 2005 (hereinafter referred to as ORA)

BETWEEN:

(1) MINERA ANGLO AMERICAN CHILE LIMITADA and EMPRESA MINERA MANTOS BLANCOS S:A, companies organized under the laws of the Republic of Chile, having their place of business at Avenida Pedro de Valdivia 291, Providencia. Santiago Chile, hereinafter AA

(2) EXETER RESOURCE CORPORATION, a company organized under the laws of Canada, having its place of business at Suite 301, 700 West Pender Street, Vancouver, BC V6E 1G8, Canada, hereinafter EXETER, on the other hand,

Hereinafter separately or jointly AA, and EXETER shall be denominated PARTY or PARTIES.

WHEREAS:

(A) AA legally owns the mining properties described in Schedule A; and

(B) EXETER has offered to conduct exploration works on, and potentially acquire an interest in, such mining properties.

(C) The PARTIES further agree to enter into a detailed Agreement after this ORA has been extant for six months.

THEREFORE:

The PARTIES agree as follows:

DEFINITIONS

For the purposes of this ORA, the following words and expressions shall have the meanings herein below indicated:

Properties: means the exploration rights AA [has applied for/holds] in respect of certain areas of interest located in the Region III of Chile, all as more particularly described in Schedule A hereto, including the Projects described below, and any exploitation concessions, applications for exploitation concessions, related easements, permits, rights-of-way that may exist in the future in respect of the same areas of interest.

OCT 12 '05 01:57AM GCIA. EXPLORACIONES (56)2350848 P.2

MARICUNGA PROJECT OPTION AND ROYALTY HEADS OF AGREEMENT

Project(s): means the following projects:

1. Amalia
2. Caspiche 1/10
3. Caspiche
4. Llanos
5. Oasis
6. Anita
7. Troya

ORA: means this Maricunga Project Option and Royalty Heads of Agreement.

Expenditures: means all cash, expenses and obligations funded, spent or incurred directly, including Chilean taxes, by EXETER in the Properties pursuant to this ORA on exploration, evaluation and development activities on or for the Properties. Such expenditures shall include, but not be limited to, option payments, land payments, license fees, local taxes, penalties and charges required to keep or secure the Properties in good standing; all expenditures for geophysical, geo-chemical and geological work; all expenditures for surveys, drilling, assays, metallurgical testing, engineering, construction and all other expenditures directly benefiting any of the Properties and the work thereon. Expenditures shall include the cost associated with any audit of the Expenditures, where such audit is requested by AA, and include an overhead component of 10% of the Expenditures whether incurred in Chile or elsewhere including amounts paid outside of Chile for work relating to the Properties, except for major contractual expenditure for contracts exceeding US$50,000 where the overhead component will be 5% of the Expenditures detailed herein to cover overhead expenditure by EXETER. None of the advance payments of the Net Smelter Return mentioned in Section 2.1(f) shall be Expenditures.

Exploration Expenditure Commitments: shall have the meaning set forth in Section 2.1. of this ORA.

Anniversary shall mean the date 12 months from the date of signature of this "ORA".

Affiliates: means with respect to any person, any other person controlling, controlled by or under common control with such person. Control means the power through the holding of equity interest or otherwise to cause the direction of the management or policies of such person.

Net Smelter Return: means the gross sales price of minerals, metals, materials and other Mining Products extracted from the mining Properties, minus deductions pertaining exclusively to costs of refining or smelting, transportation, insurance and direct taxes, excluding Chile's Specific Mining tax and Royalty payable to AA on the sale of such refined ores. The direct or indirect sale of Mining Products to related parties is not allowed.

OCT 12 '05 01:57AM GCIA. EXPLORACIONES (56)2350848 P.3

MARICUNGA PROJECT OPTION AND ROYALTY
HEADS OF AGREEMENT

Ore: means all minerals from the Properties, the nature and composition of which justifies mining or removing from the Properties and shipping and selling such material, or delivering such material to a plant for further processing;

Mining Products shall be any concentrate, precipitate, dore or other metallic product, or any other material or product derived from the Ore, that has a commercial value at market prices. To the extent that the mining operations and plant processes related to the Properties, even if not located on such Properties, allow treating or processing the Ore in such a way to obtain a concentrate, precipitate, dore or other metallic product or any other material or product derived from the Ore, these shall be deemed a Mining Product once these have been so treated.

Force Majeure: is any event or series of events which are unforeseeable or, even if foreseeable, they are unavoidable, including but not limited to war (whether or not declared), uprising, civil commotion, military action, sabotage, strikes or other industrial action, act of God, acts of the government (whether constitutional or not), storm, tempest, fire, flood, earthquake or another catastrophe brought about by the forces of nature or other circumstances beyond the party's reasonable control and that event prevents normal exploration or production activities. Force Majeure does not include any events resulting from the party's fault or willful misconduct.

SECTION 1
PURPOSE AND PRICE

1. AA agrees that EXETER carry out digitization of data, geology and sampling from the Properties during the period of six months as from the execution of this ORA (hereinafter the "Initial Period"). Upon expiration of the term established for the Initial Period, AA and EXETER expressly agree that this agreement will, at EXETER's election, either be automatically terminated in whole or will cease to apply in respect of one or more of the Properties, which EXETER has nominated in writing to AA not later than the expiration of the Initial Period. Such termination shall not entitle AA to any right of compensation arising therefrom. If EXETER continues with this ORA after the Initial Period it shall be required to fulfill the obligations set out in Section 2.1(a). which will be considered a firm commitment. If EXETER fails to complete the committed expenditure before the first Anniversary then EXETER will pay in cash the difference between the expenditure committed and the actual Expenditures and this ORA shall terminate.

2 AA grants EXETER the exclusive right to carry out exploration and prospecting work on the Properties during the term hereof which is fixed at 5 years as from the date of signature of this ORA (extendable as provided under Section 2.1(f)), including the right to carry out feasibility studies on the Properties, with the right to acquire a 100% interest in any or all the Properties in accordance with Sections 4 and 2.5 herein below. Prospecting and exploration include, without limitation, all the activities towards ascertaining the existence, location, quantity, quality or commercial value of the mineral

MARICUNGA PROJECT OPTION AND ROYALTY
HEADS OF AGREEMENT

deposits and mineral resources which may be found on the Properties and any pre-feasibility study thereon.

3 AA shall make no contribution to the Exploration Expenditure Commitments but will retain the royalty set forth in Section 1.4 hereinbelow.

4 The amounts to be paid by EXETER in accordance with Section 2.1(f) will cease from the commencement of Commercial Production, defined as the date on which the first regular commercial shipment of minerals is made from the mine, following which EXETER shall pay AA, during the exploitation stage of any of the Properties, a royalty equal to 3% of the Net Smelter Return. Such amount shall be paid monthly throughout the useful life of the mineral deposits being worked. The minimum royalty guaranteed per year will be US$ 250,000 after commencement of commercial production. Payment shall be made within thirty (30) days following the month on which the relevant sale(s) is(are) made. If production ceases for any reason excluding Force Maejure, then Exeter shall be required to pay AA US$250,000 per annum, paid monthly, except where the average gold price falls below US$325 per ounce in any month, the monthly payment shall not be due. For this purpose the Average Gold Price shall be determined as the arithmetical average between the London Final Monthly Average (LFMA) and the London Initial Monthly Average (LIMA) as published by "Platts Metals Week Price Notification – Monthly Report" (PMWPN). The Average Gold Price shall be determined as follows: (LFMA+LIMA)/2. Should the PMWPN Monthly Report no longer be issued, some other publication of recognized standing which publishes an equivalent London pricing reflecting LFMA and LIMA will be used.

SECTION 2
EXETER RIGHTS AND OBLIGATIONS

1. EXETER undertakes to incur Expenditures, work and payment commitments in the aggregate amount of USD 2,550,000 on or before the 5th Anniversary of this ORA as follows (the "Exploration Expenditure Commitments"):

(a) a minimum of USD 250,000 on or before the first Anniversary, including 1,500 meters of drilling;

(b) a minimum of USD 300,000 after the first Anniversary but on or before the second Anniversary, including 2,000 meters of drilling;

(c) a minimum of USD 400,000 after the second Anniversary but before the third Anniversary, including 3,000 meters of drilling.

(d) a minimum of USD 600,000 after the third Anniversary but before the fourth Anniversary, including 4,000 meters of drilling

(e) a minimum of USD 1,000,000 after the fourth Anniversary but before the fifth Anniversary, including 5,000 meters of drilling.

(f) EXETER may maintain the ORA thereafter by making advance payments of the Net Smelter Return in the amount of USD 250,000 per annum, commencing on the fifth Anniversary and continuing until commencement of Commercial Production.

OCT 12 '05 01:58AM GCIR. EXPLORACIONES (56)2358848 P.5

MARICUNGA PROJECT OPTION AND ROYALTY
HEADS OF AGREEMENT

Expenditures and drilling above the minimum committed amount in any year will be transferred to the subsequent year's commitments included in section 2.1 (a) through (c) should EXETER elect to continue with this ORA.

2. Except as defined in section 1.1 for the 1st year of this agreement, if EXETER does not complete the minimum Expenditures or drilling requirements in any year as set out above, then this ORA will terminate immediately without EXETER retaining any interest in the Properties. In such a case all the exploration data generated by EXETER will be delivered to AA, such data collated and reported to international mining standards.

3. The Option as set out in Section 4 shall be exercised after EXETER has fully performed its Expenditure obligations up to and including those defined in Section 2.1(c) required at the fifth Anniversary.

4. EXETER will have the right to withdraw from the ORA at any time within six months of signing this ORA and thence at any time after the first Anniversary by giving AA 30 days written notice, subject to Exeter having fulfilled pro-rata its Exploration Expenditure Commitments according to Section 2.1 at the time of withdrawal.

5. If EXETER, in accordance with its corporate parameters, concludes that there is insufficient potential for further exploration on a particular Property, EXETER may, upon prior notice to AA, relinquish from this ORA such particular Property, or surrender it as the Parties may agree. Furthermore, EXETER shall revert projects to AA on the second Anniversary such that it will retain no more than three projects through the third year, and revert an additional project to AA on the third anniversary so that it retains no more than two projects through the ensuing years of the ORA. As Projects or Properties are reverted to AA, EXETER shall deliver all the exploration data obtained to AA and report work conducted to international mining standards, and EXETER will have no further interest in such Property or Project. EXETER makes no representation as to the completeness, accuracy or interpretation of any data provided to AA and EXETER will not be liable for any loss or damage that AA may incur in utilizing such data should it be inaccurate, incomplete or incorrectly interpreted.

6. EXETER shall maintain the Properties subject to this ORA in good standing, free and clear of all liens and encumbrances arising from its operation thereunder and comply with all applicable laws in respect thereof. For such purpose, AA in its capacity as owner of the Properties will provide EXETER with any and all documentation received concerning the Properties in a timely manner which will allow EXETER to maintain the Properties in good order.

7. EXETER shall conduct all its work on or in respect to the Properties in a careful and efficient miner like manner, and in accordance with all applicable Chilean mining laws, according to the best standards of care, diligence and skill expected from recognized mining companies, and ensure that environmental management and rehabilitation works required to be undertaken, solely as a result of EXETER's activities, under the national laws, rules and regulations of Chile, are completed in a timely manner both for the Properties that EXETER retains and for those that it

OCT 12 '05 01:59AM GCIA. EXPLORACIONES (56)2328848 P.6

MARICUNGA PROJECT OPTION AND ROYALTY
HEADS OF AGREEMENT

relinquishes back to AA. Furthermore, Exeter shall be required to acquire and maintain all environmental permits for exploration and development in accordance with Chilean law.

EXETER will also endeavor to maintain good relationships with local communities.

8. EXETER shall permit AA and its duly authorized representatives, at their own risk and expense, access to the Properties and all the information concerning the Properties and the Expenditures, provided however, AA will notify EXETER in writing in a timely manner of its intention to access. AA will hold EXETER free of liability of all damages and losses caused by its representatives to themselves, EXETER's personnel, agents representatives, contractors and/or subordinates or third parties as a consequence of AA's presence on the Properties.

9. If EXETER does not meet the obligations under Section 1.4, then EXETER shall remove all its assets from the Property within a maximum of six months, and the Property ownership shall revert to AA.

10. Exeter shall defend, protect, indemnify, and save AA and its Affiliates and each of their officers, directors, employees, contractors and agents harmless from and against all Claims arising from damages resulting from EXETER's activities after the execution of this ORA.

SECTION 3
AA WARRANTIES AND OBLIGATIONS

1. AA represents and warrants that all previous works done by it and any of its Affiliates and any parties authorized by it or its Affiliates on the Properties has been in accordance with applicable law and environmental and business practice. AA will be responsible for any environmental damage caused prior to this ORA.

2. AA shall defend, protect, indemnify, and save EXETER and its Affiliates and each of their officers, directors, employees, contractors and agents harmless from and against all Claims arising from damages as a result of any activities prior to the execution of this ORA.

3. On signing this ORA, AA will make available to Exeter all legal and technical information, reports, documents and directly related material, digital or legible copies, on all work and activities conducted by AA and its agents and subsidiaries with respect to the Properties.

4 AA warrants that all the Properties are in good standing and that there are no outstanding payments or obligations or actions required as of the date of execution of this ORA.

5 AA warrants that there are no other agreements or liens on the Properties other than those disclosed in this document.

OCT 12 '05 01:59PM GCIA. EXPLORACIONES (56)2350848 P.7

MARICUNGA PROJECT OPTION AND ROYALTY
HEADS OF AGREEMENT

SECTION 4
OPTION

1. Upon completion of the Exploration Expenditure Commitments defined by Section 2.1(a) through 2.1(e) by EXETER (the Exercise Date)., EXETER shall have the irrevocable right during a 60-day term, to acquire 100% interest in all or a portion of the Properties then subject to this ORA (the "Option") If after 10 years of the Exercise Date the Properties have not been put into Commercial Production, AA will have the option to buy back the Properties by paying EXETER the historical Expenditures incurred to the date that AA exercises the option to buy back the Properties. AA will, within 30 days of receiving an annual Expenditure report from EXETER, agree the value of the Expenditures as reported or after using their best efforts the PARTIES have not been able to agree such Expenditures request that such Expenditure be audited by an internationally recognized firm of accountants. The cost of such audit to be borne by EXETER and form part of Expenditures as defined.

2. Once the decision to exercise the Option has been notified to AA, AA shall within 30 business days transfer the relevant Properties to EXETER, or to such entity as designated by EXETER, executing any documents which shall be necessary for such purpose. The costs of such transfer shall be borne by EXETER.

SECTION 5
MISCELLANEOUS

1. Neither Party may assign the rights set forth in this ORA without the prior written consent of the other Party, unless the assignee is an Affiliate of such Party.

2 Except as expressly permitted by this agreement, EXETER shall receive and maintain in confidence all information received directly or indirectly from AA or its Affiliates, it being understood and agreed that all such information relating to this ORA shall be confidential in nature and under no circumstance may any such information be disclosed by EXETER for a period of not less than two (2) years after the termination of this Agreement except where such disclosure is required by law or by a stock exchange. A PARTY may disclose the terms of this ORA and any information relating to the Properties to its Affiliates provided the Affiliate is bound by the terms of confidentiality set out in this Section 5.2. In addition, the foregoing restrictions shall not apply to information which after the effective date hereof is published or otherwise becomes part of the public domain through no fault or action of the Party or any of its employees or agents or where AA's consent for such disclosure has been requested and received. AA agrees that such consent will not be unreasonably withheld.

3 This ORA is subject to Chilean Law.

4 Any dispute, controversy or claim arising out of or relating to this ORA, its existence, validity, interpretation, scope, compliance or termination, shall be resolved

OCT 12 '05 02:00AM GCIA. EXPLORACIONES (56)23508848 P.8

MARICUNGA PROJECT OPTION AND ROYALTY
HEADS OF AGREEMENT

by arbitration by the Centro de Arbitrajes de la Cámara de Comercio de Santiago A.G in accordance with the rules for the legal arbitration, which the parties acknowledge and accept.

5 Should compliance with the obligations (other than for the payment of monies) of one of the parties hereunder be prevented, hindered or delayed by Force Majeure, the said party shall be released from performing such obligation for as long as the situation persists and while that prevention, hindrance or delay is continuing, the term for compliance of this and other ensuing obligations under this ORA shall be extended accordingly. The Party invoking Force Majeure shall use its best efforts to remove its causes.
A Party relying on the provisions of this section shall give notice to the other PARTY forthwith upon the occurrence of the event of Force Majeure and forthwith after the end of the period of delay when such Force Majeure Event has been eliminated or rectified.
If an event of Force Majeure occurs and is continuing for more than six months, the PARTIES shall forthwith meet to determine a fair solution to the effects resulting therefrom.

6. AA accepts that EXETER will possibly incorporate an affiliated Chilean entity to conduct its exploration and mining business in Chile. Upon incorporation of a Chilean affiliate, EXETER will assign all the rights and obligations pursuant to this ORA and the Chilean affiliate will assume all the rights and obligations. Upon the assignment all of EXETER'S rights and obligations pursuant to this ORA will terminate except that EXETER hereby irrevocably and unconditionally guarantees the due and punctual performance by such affiliate of its obligations, pursuant to Section 2.1(a) to (f) under this ORA.

7. All notices, reports and other communications herein required to be delivered or sent by one party to the other shall be made in writing and delivered personally or sent by mail, telex or telefax to:

AA:
Vicente Irarrázaval Llona.
Avda. Pedro de Valdiva 291
Providencia
Santiago, Chile
Telephone: 56-2 230-6000
Fax: 56-2 230-6700

EXETER:
Suite 301/ 700 West Pender St.
Vancouver. B.C.
Canada.V6E 1G8
Telephone: 604 688 9592
Fax: 604 688 9532

cc. John Mc Intyre

OCT 12 '05 02:00AM GCIA. EXPLORACIONES (56)2350848 P.9

MARICUNGA PROJECT OPTION AND ROYALTY
HEADS OF AGREEMENT

Calle Matta 510
Dpto 45
La Serena. Chile
Phone: 56 51 222 550
Fax: 56 51 223 651

Any of the parties may change its address through notice thereof to the other party.

All judicial and extra judicial notices to be given between the parties in connection with this ORA shall be deemed duly served when sent to the domiciles indicated in the preceding paragraph, even when the addressee is no longer domiciled there, or to the domicile duly notified by the other party for the purposes of this Agreement.

IN WITNESS whereof, this MARICUNGA PROJECT OPTION AND ROYALTY HEADS OF AGREEMENT in three (3) originals of equal form and text, have been executed by the Parties hereof as of the day and year first above written.

MINERA ANGLO AMERICAN CHILE S.A.

Name: JOHN OYER H.
Position: Chief Financial Officer

EMPRESA MINERA MANTOS BLANCOS S.A.
Name:
Position:

EXETER RESOURCE CORPORATION
Name:
Position:

OCT 12 '05 02:01AM GCIA. EXPLORACIONES (56)23508848 P.18

SCHEDULE A

GRUPO	PROYECTO	CONCESION	SUPERFICIE	ROL NACIONAL
1	AMALIA	AMALIA 1/12	120.00	03203-1812-2
2	CASPICHE 1/10	CASPICHE 1/10	100.00	03203-1455-0
3	CASPICHE	VEGA DE CASPICHE 1/9	81.00	03203-1493-3
		CASPICHE II 1/32	312.00	03203-1494-1
		CASPICHE TERCERO 1/10	100.00	03203-1495-K
		CASPICHE 1	300.00	03203-5394-7
		CASPICHE 2	200.00	03203-5395-5
		CASPICHE 3	300.00	03203-5396-3
		CASPICHE 4	200.00	03203-5397-1
4	LLANOS	LLANITO I 1/10	100.00	03203-3502-7
		LLANITO II 1/30	300.00	03203-3983-9
		LLANITO III 1/20	200.00	03203-3984-7
5	OASIS	ISIS 1/300	370.00	03203-1250-7
		OSIRIS 1/297	50.00	03203-1251-5
6	ANITA	ANITA 1/20	200.00	03203-1771-1
7	TROYA	TROYA 1/12	120.00	03203-1858-4

470000
480000
490000
N
ANITA 1/20
6
AMALIA 1/12
1
TROYA 1/12
7
CASPICHE 1/10
2
3
VEGA DE CASPICHE 1/9
CASPICHE 2
CASPICHE 3
CASPICHE 4
CASPICHE TERCERO 1/10
4
LLANITO I 1/10
5
OSIRIS 1/297
5
0
5
Kilometers

ANGLO AMERICAN CHILE

OCT 12 '05 02:01AM GCIA. EXPLORACIONES (56)23508848 P.11

Exhibit 12.1

CERTIFICATION

I, Bryce Roxburgh, certify that:

1.	I have reviewed this annual report on Form 20-F of Exeter Resource Corporation.;

2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.        The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15 (e) and 15d-15 (e)) for the Company and have:

(a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)      Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)       Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.        The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the Company’s Board of Directors (or persons performing the equivalent functions):

(a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)      Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: _ May 10, 2006_____________________	___	/s/ Bryce Roxburgh _____________________

Bryce Roxburgh, Chief Executive Officer

(Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Cecil Bond, certify that:

1.	I have reviewed this annual report on Form 20-F of Exeter Resource Corporation;

2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.        The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15 (e) and 15d-15 (e)) for the Company and have:

(a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)      Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)       Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.        The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s Board of Directors (or persons performing the equivalent functions):

(a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)      Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: _ _May 10, 2006	________________	/s/ Cecil Bond________________________________

Cecil Bond, Chief Financial Officer

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Exeter Resource Corporation (the “Company”) on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bryce Roxburgh, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)      The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	__May 10, 2006______________	/s/ Bryce Roxburgh_________________________

Bryce Roxburgh, Chief Executive Officer

(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Exeter Resource Corporation (the “Company”) on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cecil Bond, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	_May 10, 2006__________	/s/ Cecil Bond______________________________

Chief Financial Officer

(Principal Financial Officer)