Form 20-F
period 2006-12-31
EXETER RESOURCE CORP
filed 2007-04-03
CIK 1306900

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

___	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 for the fiscal year ended December 31, 2006

OR

___	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

or

Shell Company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report. _______________________

Commission file number: 001-33136

Exeter Resource Corporation

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class      Name of each exchange on which registered

Common Shares, No Par Value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  37,836,013

Indicate by check mark if the Registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes	No X

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

Large accelerated filer	Accelerated filer	Non-accelerated filer X

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	X	Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No X

TABLE OF CONTENTS

Table of Contents		3
METRIC EQUIVALENTS		5
GLOSSARY OF MINING TERMS		5
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS		8
PART I		8
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	8
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3.	KEY INFORMATION	8
A.	Selected Financial Data	8
B.	Statement of Capitalization and Indebtedness	10
C.	Reasons for Offer and use of Proceeds	10
D.	Risk Factors	10
ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
B.	Business Overview	18
C.	Organizational Structure	19
D.	Property, Plants and Equipment	19
ACQUISITION TERMS		23
PROPERTY DESCRIPTION		24
EXPLORATION AND DEVELOPMENT STUDIES		25
RESOURCE ESTIMATES AND DEVELOPMENT STUDIES		25
CERRO MORO PROJECT - SANTA CRUZ PROVINCE		35
ITEM 4A.	UNRESOLVED STAFF COMMENTS	43
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43
A.	Results of Operations	45
B.	Liquidity and Capital Resources	47
C.	Research and Development, Patents and Licenses, Etc.	48
D.	Trends	48
E.	Off-Balance Sheet Arrangements	49
F.	Tabular Disclosure of Contractual Obligations	49
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	49
A.	Directors and Senior Management	49
B.	Compensation	52
C.	Board Practices	54
D.	Employees	55
E.	Share Ownership	55
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
A.	Major shareholders	57
B.	Related Party Transactions	57
ITEM 8.	FINANCIAL INFORMATION	58
A.	Consolidated Statements and Other Financial Information	58
B.	Significant Changes	59
ITEM 9.	THE OFFER AND LISTING	59
A.	Offer and Listing Details	59
B.	Plan of Distribution	61
C.	Markets	61
D.	Selling Shareholders	62
E.	Dilution	62
F.	Expenses of the Issue	62
ITEM 10.	ADDITIONAL INFORMATION	63
A.	Share Capital	63

B.	Memorandum and Articles of Association	63
C.	Material Contracts	63
D.	Exchange Controls and Other Limitations Affecting Security Holders	63
E.	Taxation	64
F.	Dividends and Paying Agents	75
G.	Statement by Experts	75
H.	Documents on Display	75
I.	Subsidiary Information	76
ITEM 11.	DISCLOSURES ABOUT MARKET RISK	76
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY	76
PART II		77
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	77
ITEM 14.	MATERIAL MODIFICATIONS OF RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS	77
ITEM 15.	CONTROLS AND PROCEDURES	77
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	78
ITEM 16B.	CODE OF ETHICS	78
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	78
	Audit Fees	78
	Audit-Related Fees	78
	Tax Fees	78
	All other Fees	78
ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES	79
ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	79
PART III		79
ITEM 17.	FINANCIAL STATEMENTS	79
ITEM 18.	FINANCIAL STATEMENTS	79
ITEM 19.	EXHIBITS	79
SIGNATURES		81

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces (troy/ton)	0.029

GLOSSARY OF MINING TERMS

S.E.C Industry Guide	National Instrument 43-101

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

Assaying - laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample. Technique usually involves firing/smelting.

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

Ignimbrite – a felsic volcanic tuff in which the fragments were welded together as the tuff cooled.

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

Reverse Circulation (RC) Drilling – A type of percussion drilling where hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The rock chips are forced to the surface using air or water forced down the outer chamber of a twin-walled drill rod and driven back to the surface through the inner chamber. The rock chips are then collected for analysis.

Rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling – Taking a sample of rock or material in order to test and assay its mineral composition.

Sediments; Sedimentary – Rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. Shareholders. You should not place undue reliance on forward looking statements. The Company does not undertake to update forward looking statements.

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

The selected financial data of the Company for the years ended December 31, 2006, 2005 and 2004 reflected in the following table, have been derived from the audited consolidated financial statements of the Company which are included elsewhere in this Annual Report. The selected financial data set forth for the years ended December 31, 2003 and 2002 is derived from the Company’s audited consolidated financial statements, not included herein. The consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in note 19 to the December 31, 2006 consolidated financial statements.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in this Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Selected Financial Data

(Canadian $ in 000s, except per share data)

	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
Statement Of Operations And Deficit
Operating Revenues	n/a	n/a	n/a	n/a	n/a

Interest Income	$226	$41	$49	$2	$0

Net Loss for the Period
Canadian GAAP	$5,289	$3,692	$1,271	$385	$460
U.S. GAAP	$15,709	$10,512	$4,112	$1,357	$460

Basic & Diluted Loss per common share
Canadian GAAP	$0.17	$0.20	$0.10	$0.09	$0.38
U.S. GAAP	$0.51	$0.58	$0.32	$0.30	$0.38

Dividends Declared	n/a	n/a	n/a	n/a	n/a
Balance Sheet
Total Assets	$35,890	$18,644	$6,469	$4,521	$61

Working Capital	$12,373	$7,339	$2,296	$3,382	($126)

Mineral Properties	$21,052	$10,632	$3,812	$971	$0

Net Assets
Canadian GAAP	$33,629	$18,089	$6,247	$4,382	($87)
U.S. GAAP	$12,577	$7,457	$2,435	$3,410	($87)

Shareholders’ Equity
Canadian GAAP	$33,629	$18,089	$6,247	$4,382	($87)
U.S. GAAP	$12,577	$7,457	$2,435	$3,410	($87)

Weighted Average Number of Shares Outstanding 000’s	30,688	18,128	12,917	4,506	1,200

Where applicable, all per share figures have been adjusted for a 1 for 10 reverse split effective October 10, 2002.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The table below sets forth the average rate of exchange for the Canadian Dollar at the end of the five most recent calendar years ended December 31st. The table also sets forth the high and low rate of exchange for the Canadian Dollar at the end of the six most recent months. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Canadian Dollar / US Dollar

Year Ended December 31
	2006	2005	2004	2003	2002
Average for Period	1.13	1.21	1.30	1.39	1.57

Month Ended
	March 26, 2007	February 28, 2007	January 31, 2007	December 31, 2006	November 30, 2006	October 31, 2006
High for Period	1.18 *	1.19	1.18	1.17	1.15	1.14
Low for Period	1.15 *	1.16	1.17	1.14	1.13	1.11

*Data shown is from March 1, 2007 until March 26, 2007

The noon rate of exchange on March 26, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $0.86 (US$1.00 = CDN$1.16).

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

The Company has no known reserves and no economic reserves may exist on its properties which would have a negative effect on the Company’s operations and valuation - Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. The Company may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditures on that property if no commercial or economic quantities of minerals are found, similar to the Company’s 2006 decision to relinquish certain properties held by Estelar and the 2004 decision to drop the option and abandon its expenditures on the Papagallos project. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration efforts, the Company may be forced to acquire additional projects or cease operations.

The Company does not own certain of its properties but is required to make option payments and exploration expenditures to earn its interest. If the Company is unable to make the required outlays, its entire investment could be lost - Certain of the Company’s properties, including its most advanced project, Don Sixto (La Cabeza), are currently held under option. The Company has no ownership interest in these properties until it meets, where applicable, all required property expenditures, cash payments, and common share issuances. If the Company is unable to fulfill the requirements of these option agreements, it is likely that the Company would be considered in default of the agreements and the option agreements could be terminated resulting in the complete loss of all expenditures and required option payments made on the properties to that date.

The Company conducts mineral operations in Argentina which as a developing economy has special risks which could have a negative effect on the Company’s operations and valuation - The Company’s exploration operations are currently located in Argentina and Chile. Argentina is currently experiencing economic instability associated with unfavorable exchange rates, high unemployment and foreign debt. These factors could pose serious potential problems associated with the Company’s ability to raise additional capital which will be required to explore and/or develop any of the Company’s mineral properties in Argentina and Chile.

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

The Company has not surveyed any of its properties, has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation - The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has taken the necessary steps to verify title, however this does not guarantee title. If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights.

The natural resource industry is highly competitive, which could restrict the Company’s growth - The Company competes with other developmental resource companies, which have similar operations, and many competitors have operations, financial resources and industry experience greater than those of the Company. This may place the Company at a disadvantage at acquiring, exploring and developing properties. Such companies could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

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

Recent political events in Mendoza, Argentina, where the Company’s principal property is located, saw the introduction of new environmental legislation which would have suspended the granting of new exploration and mining licenses until the government had adopted a new environmental plan. That legislation was vetoed by the governor of Mendoza and consequently the existing regulations that existed before the introduction of that legislation remains in-force. Should new legislation be introduced which prohibits or restricts mining in Mendoza, the result would have a serious negative impact on the Company and the value of its securities.

Financing Risks

The Company has a history of net losses and expects losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders - The Company has limited financial resources and has no operating cash flow. As of the end of the last fiscal year dated December 31, 2006, the Company’s historical net loss under US GAAP totaled $38,242,545. The continued exploration efforts will require additional capital to help maintain and to expand exploration on the Company’s principal exploration properties. Additionally, if the Company decides to proceed with a full feasibility study on its Don Sixto project; substantial additional funds will be required to complete the study as well as to complete the acquisition of the project under its option agreements. The Company may not be able to obtain additional financing on reasonable terms, or at all. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, and the Company has no current plans to obtain financing through means other than equity financing. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders. These financings may be on terms less favorable to the Company than those obtained previously.

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

The Company operates in foreign countries and is subject to currency fluctuations which could have a negative effect on the Company’s operating results - While engaged in the business of exploring mineral properties, the Company’s operations are located in Argentina and Chile which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in US dollars and the local currency. Such fluctuations may adversely affect the Company’s financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s stock has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s shares - The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as changes to legislation in the countries in which it operates. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral. In the last 5 fiscal years, the price of the Company’s stock has fluctuated between US $0.18 and US $2.91. The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the

Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company’s common shares in Canada, The United States and Germany, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

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

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the 1934 Securities Act - The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may also result in shareholders having less data.

Item 4. Information on the Company

A.	History and Development of the Company

The Company’s name is Exeter Resource Corporation.

The Company’s executive office is located at:

Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.

Telephone: (604) 688-9592

Facsimile: (604) 688-9532

Website: www.exeterresource.com

The Company was incorporated in the Province of British Columbia under the name “Square Gold Explorations Inc.” on February 10, 1984. On July 13, 1987, the Company changed its name to “Glacier Resources Inc.”, on August 19, 1988 changed its name to “Golden Glacier Resources Inc” and changed its name to “Exeter Resource Corporation” on October 11, 2002, is domiciled in Canada and is incorporated under the Business Corporations Act, British Columbia, Canada.

Events in the Development of the Business

The Company is currently involved in the mineral exploration sector and as of March 30, 2007, had interests in or options to acquire mineral exploration properties in Argentina and Chile.

In 2006, the Company entered into a new agreement with Rio Tinto Mining and Exploration Limited (“Rio Tinto”). The agreement allows the Company the right to acquire the necessary exploration titles and conduct all exploration on a number of targets in southern Chile. Under the terms of the agreement, upon the completion of 5,000 meters of drilling on a project, Rio Tinto shall have a once-only right to “back-in” to a 60% participating interest on that project by paying the Company three times the amount of the Company’s exploration expenditures. A “project” is defined as a 10 kilometer area of interest surrounding any of the 48 new anomalies. If Rio Tinto does not elect to exercise its back-in right, it will be entitled to a 1% net smelter return from production from any mine which may be developed by the Company on that project. The Company terminated the previous agreement established in March of 2005 which gave the Company the right to review exploration data in southern Chile.

In October of 2006, the Company completed a private placement financing consisting of 3,600,000 units, at a price of $2.50 per unit, for a total consideration of $9,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $3.00 on or before April 4, 2008 except that in the event that the closing price of the Company’s stock exceeds $3.25 for ten consecutive trading days after February 5, 2007, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and, in such case, the warrants expire on the 30th calendar day after such notice. The Company paid costs totaling $752,377 in connection with this private placement comprised of a finder’s fee of $450,000 cash, the issuance of 252,000 agents warrants with a fair value of $221,139 and legal costs of $81,238. Each agent warrant entitles the holder to purchase one common share at a price of $2.50, on or before April 4, 2008.

In October of 2006, the Company completed a private placement financing consisting of 500,000 units, at a price of $2.50 per unit, for a total consideration of $1,250,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $3.00 on or before April 18, 2008 except that in the event that the closing price of the Company’s stock exceeds $3.25 for ten consecutive trading days after February 19, 2007, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and, in such case, the warrants expire on the 30th calendar day after such notice.

On November 9, 2006, the Company began trading its common stock on the American Stock Exchange (“AMEX”). The Company trades on the AMEX under the symbol "XRA", and continues to trade on both the TSX Venture Exchange ("TSX-V") under the symbol "XRC" and the Frankfurt Exchange under “EXB”.

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

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the probability of future revenues from the property or sale of the property.

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

For Details of the Company’s accounting policies please see the Company’s consolidated financial statements included under “Item 17- Financial Statements”.

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

The principal capital expenditures and investment in mineral properties over the last three fiscal years is as follows:

	Fiscal year ended December 31,
Projects	Location	2006	2005	2004

Don Sixto	Argentina	$ 8,062,573	$ 3,052,645	$ 1,720,362
CVSA	Argentina	1,831,146	1,142,029	939,480
Magallanes	Chile	803,024	n/a	n/a
Other	Argentina / Chile	177,065	348,455	159,419
		$ 10,873,808	$ 4,543,129	$ 2,819,259

Principal divestitures during the last three fiscal years consist of the write-offs on the relinquishing of certain mineral properties in the amount of $439,842 in 2006, $85,965 in 2004. There are no significant divestitures currently in progress.

There has been no indication of any public takeovers by third parties in respect of the Company’s common shares nor has the Company attempted the takeover of other company’s shares during the last and current fiscal years.

B.	Business Overview

The Company operates in the mineral exploration sector and has no current production of minerals. All of the Company’s properties are currently at the exploration stage. There is no assurance that an economic and commercially viable deposit exists on any of the Company’s properties. Substantial additional work will be required in order to determine if any economic deposits, which it may legally exploit, occur on the Company’s properties.

The Company’s exploration projects are located in Argentina and Chile.

Operations are not seasonal as the Company can conduct exploration on many of its properties year-round. However, the high altitude of some of its exploration projects in Chile and the cold weather in the Patagonia region of Argentina and Chile makes exploration difficult during the winter months of May to October.

To date, the Company’s income has been limited to interest received from investments of its cash balances and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes.

The mineral exploration operations of the Company are subject to regulation by government agencies at the Federal, Provincial and local levels. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations. However, recent political events in Mendoza, Argentina, where the Company’s principal property is located, saw the introduction of new environmental legislation which would have suspended the granting of new exploration and mining licenses until the government had adopted a new environmental plan. That legislation was vetoed by the governor of Mendoza and consequently the existing regulations that existed before the introduction of that legislation remains in-force. Should new legislation be introduced which prohibits or restricts mining in Mendoza, the result would have a serious negative impact on the Company and the value of its securities.

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

EXETER RESOURCE CORPORATION British Columbia, Canada

COGNITO LIMITED (1)(3) British Virgin Islands	ESTELAR RESOURCES LIMITED (1)(3) British Virgin Islands	SOCIEDAD CONTRACTUAL MINERA ETON CHILE (2)(3) Chile

(1) Cognito Limited (“Cognito”) and Estelar Limited (“Estelar”) are registered to conduct activities in Argentina.
(2) Sociedad Contractual Minera Eton Chile (“Eton”) is registered to conduct activities in Chile

(3) Wholly owned subsidiaries

D.	Property, Plants and Equipment

At December 31, 2006, the Company did not have any significant plants and equipment, mines or producing properties. The Company is an exploration stage company, and it has not determined whether any of its mineral properties contain ore reserves that are economically recoverable.

The Company owns or has options to acquire certain mineral properties as part of its business, as described below.

The principal mineral properties include the following:

Projects	Licence	Size	Cumulative Expenditures To-Date	Budgeted Expenditure 2007

Don Sixto (1)	various	various	$ 13,039,318	$ 4,000,000
CVSA properties (2)	various	various	$ 3,876,962	$ 2,000,000
Magallanes (3)	various	various	$ 803,024	$ 500,000
Other (4)	various	various	$ 83,103	$ 120,000
			$ 17,802,407	$ 6,620,000

(1) Cognito has the option to acquire a 100% interest in Don Sixto subject to a 3.5% NSR.

(2) Estelar has the right to acquire a 100% interest in the various properties subject to a 2% NSR and back-in provisions.

(3) Exeter has the right to acquire 100% interest in the Mallaganes properties which form part of an agreement with Rio Tinto and are subject to a 1% NSR or back in provisions.

(4) Other refers to the Estelar, Minera Rio de la Plata (“MRP”), and the Maricunga Projects. These projects, held under option agreements, some of which, require option payments, have expenditure commitments, are subject to a net smelter return royalty or back-in provisions.

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

Traditionally, Argentina’s economy was based on agriculture centred in the vast Pampas, which extend nearly 1,600 km (1,000 miles) south from the Chaco and are used for extensive grazing and grain production. The Pampas, which are largely made up of a fine sand, clay, and silt and almost wholly free from pebbles and rocks, are ideal for the cultivation of grains. However, the gravelly soil of most of Patagonia, in southern Argentina, is useless for growing crops, therefore it is used primarily as pasture for sheep. Most of the northern Andean foothill region is unsuitable for farming, but several oases favor fruit culture.

Argentine mineral resources, especially deposits of petroleum and natural gas, have assumed increasing importance in recent decades. In recent years, the mining and exploration sector has shown increased levels of activity.

Government

Argentina is a federal republic headed by a president, who is assisted by a council of ministers. Legislative powers are vested in a national congress consisting of a Senate and a House of Deputies. The president and vice president each serve for a four year term and may be re-elected for a further four year term. The constitution of 1853 permits the suspension of parliamentary government and civil liberties should the president deem that a national emergency requires a “state of siege.”

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

Under the constitution, the provinces of Argentina elect their own governors and legislators. During periods when the constitution has been suspended, provincial governors have been appointed by the Federal government.

Federal courts include the Supreme Court, 17 appellate courts, and district and territorial courts on the local levels. The provincial court systems are similarly organized, comprising supreme, appellate, and lower courts.

The Economy of Argentina

The Argentine economy is based primarily on the production of agricultural products, including wines and the raising of livestock, but manufacturing and mining industries have shown marked growth in recent decades. Argentina is one of the world's leading cattle and grain-producing regions; the country's main manufacturing enterprises are meat-packing and flour-milling plants.

Since 1995, the Argentinean economy has undergone several problems, including high levels of international debt, slow or negative growth, high inflation and government budget deficits. Negative economic growth in 2000 was followed by a decline in the overall economic situation in 2001 including massive withdrawals from the Argentine banking system. An attempt to stabilize the banking system and overall economy failed as the economy continued to worsen and the confidence of foreign investors and consumers declined. In December 2001, President De la Rua resigned and Argentina missed its scheduled interest payments and defaulted on its foreign debt. The country’s new President quickly abandoned the peg of the Peso to the US dollar and the Peso was floated in February 2002. By mid-2002, the economy began to improve and Gross Domestic Product grew by 8% in 2003, approximately 9% in 2004 and 9.2% in 2005. However, Argentina continues to maintain large foreign debt levels.

Currency

The Nuevo Peso Argentino (new Argentine peso, equal to 10,000 australs) was introduced in January 1992, at an exchange rate of 1 peso = US$1. The peg to the dollar was abandoned in February 2002 and the currency is allowed to float. The exchange rate as of March 26, 2007 was 3.10 pesos/US dollar.

The Mining Industry in Argentina

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

however all exports are subject to a 5% export tax. Argentina’s mineral resources, administered by its 23 provinces, are subject to a provincial royalty capped at 3% of the “mouth of mine’ value of production, although provinces may opt to waive this royalty. Various approvals of the proposed program must be obtained before any exploration program begins.

Description of “Exploration” and “Mining” Permits

There is no actual ground staking of mineral claims for securing mineral rights in Argentina. Mineral rights are acquired by application to the government for concessions to seek, own and sell minerals located within a specified parcel of land. Generally, all persons or entities qualified to acquire and possess real estate can obtain mineral rights. The three levels of mineral rights and titles are described below:

Cateo

An exploration permit, known as a “Cateo”, allows the holder of the permit to explore the exploration concession by way of prospecting, mapping, sampling and conducting geophysical surveys. The rights of the Cateo holder are subject to surface rights. To conduct drilling and trenching programs on the Cateo, the permit holder has to submit a report to the mining office outlining the proposed program which must include a plan for any reclamation.

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

Environmental Regulations

Argentina’s federal mining code contains environmental provisions that are administered by each Province. Operators are liable for environmental damage. Before initiating operations, mining companies must prepare and submit an environmental impact report to the Provincial regulators. This report outlines the proposed operations and methods and what measures will be taken to minimize the impact on the environment. Updates which detail the status of operations and results are required. If the regulators determine the protection measures to be inadequate or insufficient, additional environmental protection measures may be required, and violators may be forced to cease operations and rectify any damage.

Discussion of the Company’s Mineral Properties

The Company currently operates in the mineral exploration sector. All of the Company’s properties are located in Argentina and Chile and are at the exploration stage. The properties contain no defined economic reserves of recoverable minerals. The material individual mineral properties are described below.

Don Sixto Project (La Cabeza)

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project in Argentina. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% net smelter royalty (“NSR”) in favor of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totaling US$125,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR outright for US$1,000,000.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 176 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with Minera Rio de la Plata, described below. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), who spent approximately US$3.3 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. The Don Sixto mineralization is described as low-sulphidation epithermal. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material utilizing conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration program partially delineated multiple zones of gold mineralization within a 4 square kilometre area and led to resource calculations followed by an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a “qualified person” (“QP”) as described in the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were “inferred resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code.

Robert Harley, formerly Exeter’s Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter’s Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US $67,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to continue grazing livestock away from the contemplated mining operations.

Exploration and Development Studies

Background – 2003-2006

In November 2003, the Company retained independent engineer Sandercock and Associates Pty Ltd (“Sandercock”), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the board could determine parameters and timing for a full feasibility study. Resources were estimated mid 2005 based on detailed drilling conducted during 2004 and early 2005. The development study was completed by 2005 year end, with selected study results posted on the Company’s website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and were completed in December 2006. The discovery drilling program was designed to increase available resources at the project, while confirmation drilling will lift resources categorized as “inferred” to the “indicated” or “measured” categories.

Resource Estimates and Development Studies

Following detailed drilling in 2004 and early 2005, the Company contracted Hellman & Schofield (“H&S”), of Sydney, Australia, to provide an independent estimate of gold resources at Don Sixto.

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula zones applied Multiple Indicator Kriging (“MIK”) methodology to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of AMDAD. The revised resources were estimated using an additional 67 holes, totaling 4,798 metres of drilling and 2,050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete zone resource was re-calculated internally by Exeter utilizing a manual polygonal cross sectional method of estimation. Although new, three-dimensional, geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at that time, due to a lack of drilling density. The previous resource estimates and assumptions for the Labio East, South and West zones were utilized, because the 2004 program did no new work in relation to the drilling database for these zones. These estimates will be revised with the benefit of results from the recent drilling in these zones.

AMDAD also carried out conceptual pit designs for the Cuello, Luna, Ojo, and Mandibula zones, which showed that, in addition to the indicated resource within pit perimeters, a significant proportion of the inferred resource remained within the potential open pits.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent from some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones are as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the test work included:

Grind Size: The samples must be ground to a fine particle size to optimize gold liberation in the “carbon in leach” (“CIL”) circuit. Testwork determined that 95 microns was the optimum grind for the bulk composite samples.

Pulp Density: The ground sample is mixed with water and reagents in the CIL circuit. The ratio of solid to liquid in the leach circuit is referred to as the pulp density. In the case of the bulk composite sample the optimum pulp density was 40 percent.

Gravity Circuit Recovery: A portion of the gold at Don Sixto is “free” or particulate gold that can be recovered with simple gravity separation methods as against chemical leaching in the CIL circuit. The gravity circuit is that portion of the treatment plant that recovers such free gold. In the case of the bulk composite sample, the gravity circuit recovered 30-50 percent of the total gold.

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

2006 Testwork

Metallurgical testwork was more limited in 2006 than 2005 while a new drill core inventory was built up, however significant programs were completed on flotation and grinding.  Late in 2006 large quantities of drill core samples were prepared for the remaining feasibility level testwork programs planned for the first half of 2007.

Flotation optimisation: Detailed flotation and gravity testwork on the 2005 bulk composite was carried out at Metcon leading to a locked-cycle test under optimised conditions. Gold recovery was 88% and silver recovery was 80% into a concentrate weight of 1.5%. The grind size for this level of recovery was a P80 of 53 microns.

SAG mill Comminution tests: Thirteen selected quarter-core samples were taken form Cuello, Luna, Mandibula and Ojo for SMC testing at JK Tech in Queensland, Australia. The samples had acceptable SAG mill properties and were mostly confirmed to be moderately hard to hard. These results will form part of a comprehensive comminution data base that is being assembled.

Recent Work:  Late last year approximately 2.5 tonnes of representative drill core intercepts were transferred to two laboratories in Australia in two nearly identical batches.  Each batch represented over 100 intercepts of mineralization, each of mineable width with a cut-off grade of 0.5g/t Au and included internal and external dilution so as to be representative of production material.

The first batch went to JK Tech for comprehensive comminution variability testwork.  The material for this was obtained from quartered HQ core, with intercepts assembled into 17 composites, representing separate sections of the Cuello, Luna, Mandibula and Ojo deposits.  Each composite is to be tested for SAG-mill, rod mill, ball mill and abrasion parameters to complete the database for comminution circuit design.  The data will be used for the optimization of the crushing and grinding circuit design options during the planned project option and feasibility studies expected to start later in 2007.

A second batch of almost identical intercepts, prepared from coarse crushed drill core, has arrived at Metcon Laboratories in Sydney and is also being prepared into 17 composites with identical specifications to those sent to JK Tech.  Metcon will carry out a second round of detailed leach optimization work on these composites to finalize the basic flowsheet.  Other samples will then be prepared for specific testwork directed at the engineering design of each section.

The mineralized intercepts for this current program were selected from 114 holes representing 12,670 metres drilled between July 2005 and the end of August 2006.  By comparison the 2005 resource estimate, and the parallel metallurgical program then carried out, was based on 4,342 metres and 60 holes.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter’s Argentina staff geologists was used by Vector Chile Limitada (“Vector”) to carry out a “first pass” evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in the coming months by independent consultants to provide data of a quality to design and optimize open pits. Independent experts A Karzulovic Ltda (“AKL”) of Chile overview and monitor all geotechnical work.

A water depth monitor for use on old drill holes was purchased so that regular measurements of the static water levels can be recorded and monitored over time. This combined with dynamic pump testing of selected holes is providing basic data on groundwater flow quantities and direction. To date, the inferred groundwater flows have been small suggesting that water will not be a significant problem in mining. It is also apparent that mine groundwater will not be a significant source of the overall water requirements for production.

Recent Work: The large database of measurements is currently being collated into a geo-referenced three-dimensional geotechnical model that can then be overlaid with the geological and block models to assist with future pit design work during the feasibility study. This information has been augmented with a large number of point-load and uni-axial compressive strength tests on whole drill core and a lesser but significant number of tri-axial compressive strength tests. Geotechnical databases have been completed for the Cuello and Luna deposits and the remaining deposits databases will be compiled in 2007. Detailed structural mapping of surface outcrops has been delayed due to lack of qualified personnel.

Conceptual Mine Design

In 2005, AMDAD used specialized software to develop conceptual open pits based upon then current costs and Vector’s geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon H&S resource estimates. AMDAD’s report provided waste to ore* ratios for each conceptual open pit and led to a base-case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation.

No further work was conducted during 2006.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: power from the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-

* The use of the term “ore” is in the context of the common mining expression “waste to ore ratio” or “stripping ratio” and is not intended to imply that the inferred resources used in this study have any economic status as “ore” as defined in NI 43-101 and the relevant CIM guidelines.

benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line using mid-2005 costs was US$5-7 million. Studies in 2006 evaluated the preferred power supplier, the supply route, expanded transmission capacity to 132Kva to allow for possible increased throughput.

Recent Work: The power options study was completed in the last quarter of 2006 by Penta Sur SA of Tucuman and Buenos Aires. The study identified seven options and sub-options in terms of route and the specific take off point for supply. The initially favored technical option in terms of reliability and environmental approvals was to take supply from Nihuil and follow the current road route south to a substation at La Salinilla.  Capital costs were estimated for supply to site as well as 33Kv lines to the La Salinilla and Agua Escondida communities, including the costs of supply to switchyards in the two communities.  Exeter engineers have suggested a number of ways to reduce the capital cost and requested that Penta Sur review these before finalizing their report, which is expected early in 2007.

Water Supply

A San Juan, Argentina water consultant (“FUUNSAJ”) has carried out geophysical surveys over potentially large aquifers near Don Sixto to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites were selected as being potentially capable of meeting the project requirement of 3,000 cubic metres of water daily.

Groundwater surveys by FUUNSAJ (now Grupo Ansilto) and Exeter examined water quality for drinking water supplies. The water is slightly, to moderately saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Recent Work: Reports are awaited from Grupo Ansilito for the drilling program conducted at Manantial Mandibula for water during the year, as well as for catchment storm flows. Preliminary results have indicated water flows were less than expected by the consultants. Other measurements made by Exeter personnel suggest that a large portion of the water may be being diverted down a number of parallel NW-SE structures. An additional drilling program will be required in 2007 to follow up on the 2006 program and to confirm aquifers capable of sustaining up to a 2.5 million tonne per year operation.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe have reviewed and surveyed the existing 200 kilometre long access routes to the project area. The studies determined the roads to be generally good. First pass cost estimates were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected and are expected to be subject to further evaluation during the development options study and subsequent feasibility study planned for late 2007. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

During 2005, Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a “first pass” basis fall within the range expected for a project of this size.

No further work was conducted during 2006.

Mine Accommodation

In 2005, Mendoza-based architect was contracted to produce a sympathetic conceptual design for the accommodation camp and offices incorporating the use of local materials. The design was costed by local construction companies and the cost is well within the expected range.

No work was conducted during 2006.

Engineering Consultants

Ausenco Limited of Brisbane, Australia (“Ausenco”), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies implemented by Exeter in 2006.

Study Outcomes

At the end of 2005, all the studies carried out in that year and described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter’s directors to approve the resource expansion drilling program conducted during 2005 and 2006.

With the escalation in gold and silver prices in early 2006, it was decided to review the possibility of treating significantly higher ore throughputs at Don Sixto. It was considered that by lowering the cut-off grade from that used in the Sandercock study, that a possibility exists that significantly more gold mineralization might be economically recoverable should gold and silver prices remain at elevated levels.

Planned Work

A development options study to establish the parameters necessary for feasibility and environmental studies will commence late in the second quarter, 2007 following a new National Instrument 43-101 resource estimation based on the expanded drilling program conducted through 2005 and 2006. Provided the outcome of the development options study is positive, the Company will proceed to a final feasibility evaluation.

Environmental and Social

Exeter completed the spring and summer baseline studies in 2005. Autumn to winter baseline environmental studies continue with the field campaign concentrating on the “Soil Potential Study” in the project area and surrounds.  The detailed nature of this campaign also allows

Cunsultores Independientes Socio Ambientales (“CISA”) to simultaneously collect data on flora and fauna, indigenous and cattle affected vegetation as well as assessing in more detail the geomorphology. CISA was requested to expand its program to carry out a parallel program of water and limnology sampling in the winter period. CISA collected additional soil and water samples on a regional scale to provide data representing the autumn-winter season. This supplemented the previous baseline campaigns conducted in spring-summer and ensures that all seasonal ecological factors have been sampled. Other important projects have been completed, aimed at ensuring that a comprehensive social and environmental description of the existing area and its communities is available. These include land-use potential, landscape analysis, community profiling, archaeological and palaeontological studies. The final report on the baseline studies has been received from CISA.

Ongoing programs include dust, noise, water level and water quality monitoring. A community-based program to collect seeds and cultivate native plants and shrubs for rehabilitation of disturbed land commenced with expert assistance from the Argentinean national research organization, CRYCIT.

Knight Piesold (“KP”) was contracted to conduct a “Gap Analysis” from work conducted on baseline studies, reviewing the quality and scope of results to date against international standards prior to commencement of the company contracting for an Environmental Impact Assessment report. A number of issues were delineated in the KP report, and work is currently being conducted to fill the “gaps”.

In 2006, a well was drilled at Agua Escondida to provide water for the local community, prior to mobilizing the drill rig to Don Sixto where it was used for water and resource expansion programs.

2006 Exploration Activity and Planned Activities

The objective of these coordinated studies is to facilitate the transition from exploration to a final feasibility study. The exploration and resource expansion drilling program conducted in late 2005 and through 2006 was terminated in December 2006 to allow for logging and sampling of the large back-log of drill core from that program. Once core logging has been completed and all assays from the drill holes are received, a new resource estimate study is planned which will be followed by a development options study to examine the most efficient means of mining and processing the mineralization. Provided the development options study indicates viability, a final feasibility study is planned to commence in the final quarter of 2007.

More detailed information on the resource and development studies can be obtained on the Company website: www.exeterresource.com.

Drilling

The resource expansion drilling and channel sampling program which commenced in July 2005 continued throughout 2006. The Company drilled a further 122 diamond drill holes for 16,585 metres, 134 reverse circulation percussion drill holes for 15,381 metres and 307 rotary air blast

(RAB) holes for a total of 4731 metres. In addition, 5 holes for 231 metres were drilled to test an underground water aquifer.

Subsequent to the drilling data used for the July 2005 resource statement, the combined 2005 and 2006 drilling that constitutes the Resource Expansion and Resource Definition Program totaled 57 diamond drill holes for 20,137 metres and 194 RC drillholes for 20,400 metres.

The five rig drilling program, which ended in December 2006, utilized the following drills:

(i)	a BB-37 mobile diamond rig, capable of drilling in confined/difficult access locations with limited surface disturbance;
(ii)	a UDR 200 diamond rig commenced work on the project in May;
(iii)	a Schramm reverse circulation percussion rig capable of drilling deep holes and
(iv)	two UDR 650 multipurpose reverse circulation percussion (“RC”) diamond drill rigs for testing targets generated by reconnaissance rock chip sampling and channel sampling and the RAB drilling programs.

The Schramm drill rig was used through the final quarter of 2006 to drill deeper holes for the resource expansion work at Don Sixto. Drilling in the final quarter concentrated on the Cuello East, Cuello West and Cuello veins, Ojo, Luna extensions, Ojo extensions, the Central Vein Zone (Labio East) and the Mandibula Zones. On most zones drilling continues to delineate the lateral and depth extent of the new mineralized veins.

Termination of the drilling program December, 2006 will allowed our technical team to geologically log and sample the large back-log of drill cores accumulated through the five rig program in the latter part of 2006. The logging and sampling is expected to be completed during the first quarter, 2007, in preparation for the new resource estimates scheduled for late in the second quarter, 2007.

Drilling Confirmation and Resource Expansion Drilling Programs

The objective of the Drilling Confirmation Program completed in 2006, was to raise the confidence level of much of the 500,000 ounce Inferred Resource defined in the 2005 Resource Estimates to Measured/Indicated Resource categories. Much of the 2006 program included diamond drilling in areas of higher grade mineralization located near surface over a strike length of 300 metres at the Mandibula zone.

The Resource Expansion Drilling Program was designed to expand the resources outlined by the 2005 Resource Estimate study, so that potentially increased resources could provide the basis for a larger scale gold mining operation, to offset the effect of industry-wide increases in capital and operating costs experienced during 2005 and 2006. This program was particularly successful and became the focus for drilling during the latter half of 2006. A Rotary Air Blast (“RAB”) drill rig was initially employed to test large areas of potentially mineralized volcanics below a cover of wind blown sands. The program had some success, but was restricted by the depth capacity of the drill and the unconsolidated character of the sands. The RAB testing program was replaced by “fencing” drill holes across the prospective deeper sand covered areas. Both approaches to testing the sand covered areas combined with our geologists skills in predicting targets led to the success of the Resource Expansion Program in 2006.

At Cuello, the most southerly area of extensional-type veining, drilling was successful in delineating a +200 metre wide corridor comprising at least seven veins as compared to the single vein originally defined by the 2004 resource drilling. Two major veins were located within the Eastern Cuello system, and another four veins were identified within the Western Cuello system. The Eastern Cuello vein extends to at least a 200 metre vertical depth. The Western Cuello system remains open for expansion along strike and to depth.

At Luna, the original mineralized zone, with dimensions of approximately 200 metres long and 50 metres wide, was expanded to a system of at least 750 metres long and 500 metres wide. This was accomplished by RAB drilling through sand cover, mainly to the south west and north east of the known Luna zone. At year end, the new south western zone remains open for expansion along strike and to depth. The new zone north east of Luna remains open to the north west.

At Ojo, expansion drilling commenced late in 2006. It is considered that this higher grade zone remains open for expansion to the south and at depth towards the north.

At Mandibula, the zone was also expanded by the 2006 Resource Expansion Drilling Program. Formerly, the zone was indicated to be some 50 metres wide and 150 metres long. The new work indicated a 150 metre wide corridor of potential mineralization with a strike length of at least 800 metres. Our technical team predicted the gold mineralized zone would plunge shallowly to the southeast, along the strike direction of the major structure. This hypothesis was based on the interpreted dip of the host volcanic stratigraphy beneath unmineralized silica veining in outcrop. Late in the year three broadly spaced drill holes intersected new gold mineralization, confirming the prediction.

At the Central Vein Zone, which includes the Mercedes, Labio East and Labio West veins, drilling tested an interpretation that the higher grade section of the Labio East vein should also plunge southerly, beneath unmineralized volcanic rocks in outcrop. The interpretation was confirmed by drilling, leaving the zone open for expansion in the down plunge direction.

No drill testing was conducted on the Cachete vein system during 2006.

Channel Sampling

Continuous rockchip sampling over outcropping gold mineralized zones (including new discoveries) is followed by sawn channel sampling. Results from those sawn channels will be used for the resource estimates in 2007. The sawn channel sampling technique for grade estimation was used so that Inferred Resources included in the 2005 program could be upgraded to the Measured/Indicated Resource categories. Comprehensive channel sampling programs were conducted through 2006 at Ojo, Luna, Mandibula, Labio East and West, Mercedes and Cuello

East zones. Shallow drill holes were required to test near surface mineralization in the Cuello Central and Western Cuello zones.

Visiting Experts

Dean Williams and Chris Torrey, consulting expert geologists, visited Don Sixto during 2006 to assist with input into the structural and stratigraphic controls for mineralization. These examinations also assisted in expanding evaluation of the regional tenements outside the detailed Don Sixto project area.

Regional

A regional program evaluating potential repetitions within the 500 square kilometre tenure surrounding Don Sixto commenced during the second half of 2006. There has been a significant increase in knowledge of the mineralization generated from the comprehensive exploration and drilling programs carried out over the past three years at Don Sixto. This information provided the basis for the regional evaluation program. Work initially involved targeting areas with similar structural and alteration features as Don Sixto. Ikonos satellite imagery and reprocessed airborne magnetic/radiometric survey data was also used to assist in targeting for mineralized zones. This work remained at an early stage at year end.

CVSA Properties- Patagonia

Acquisition Terms

In January 2004, the Company announced it had secured an option from Cerro Vanguardia S.A. (“CVSA”) to acquire all of CVSA’s exploration projects, except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter paid CVSA US$100,000 and can earn a 100% interest in the CVSA properties by spending US$3 million within five years, including completing 10,000 metres of drilling on any of the four major projects. CVSA has the right to back into a 60% interest in any project, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

At the end of 2006, Exeter had already fulfilled the obligation to incur a total aggregate expenditure of US$ 3M on or before the 6th anniversary of the agreement (2009) and to complete at least 8,000 metres of drilling (12,000 metres completed) as required by the agreement. At December 31, 2006, 4,181 metres at the Cerro Moro Project and 7,641 at the Santa Cruz Project (drilled at Cerro Puntudo and Verde) had been drilled of the 10,000 metres required to be drilled on a project before CVSA is required to make a “back-in” decision on either of the projects. Exeter has not conducted any drilling on either of the Rio Negro or Chubut Province projects.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	8 properties	333 sq km
Chubut properties	10 properties	132 sq km
Rio Negro properties	3 properties	120 sq km

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005. Further drilling was conducted on all three projects during 2006.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in May 2006. Additional properties were acquired around projects considered to have good potential for discoveries. Currently, a total of 25 properties over 11 projects covering 60,273 hectares in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro properties and, following that work and the favourable mining regime in Santa Cruz, the Company has decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

Cerro Moro Project – Santa Cruz Province

The 153 square kilometre, Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometres southwest of Puerto Deseado. Exploration to date at Cerro Moro has defined 16 vein sets, mostly in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres and some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 metres, over 11 targets. Drill hole spacing was in the order of 250 metres, with average drill intersection depths of only 30 metres.

Exploration by Exeter in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation resistivity survey, was also completed. Poor outcrop restricts mineralized vein mapping at Cerro Moro. To overcome this limitation, the Company elected to explore for new veins or extensions to known vein sets, with the objective of discovering a single vein or a set of closely spaced veins with sufficient contained gold-silver to support a mine. An orientation ground magnetic survey established that this technique can “see” many of the known veins at Cerro Moro.

2006 Geophysical and Trenching Programs

A full ground magnetic survey initiated in 2006, to test a broader area of the property, continued through the year and was essentially completed by year end. Further surveying is planned to follow up high grade east-west trending veins in the south of the project area in 2007. A trenching program commenced and 61 trenches were excavated for a total metreage of 800 metres. These were mapped and some 440 samples assayed.

Drilling 2006

In 2006 the Company conducted two drilling campaigns, drilling 2,112 metres in 37 holes on the Carla, Dora, Deborah, Escondida, Patricia and Esperanza veins. The earlier program of 20 holes for 1,031 metres was drilled by reverse circulation percussion drilling, and the latter drilling program comprising 17 holes for 1,081 metres was diamond drilled. These programs discovered high grade gold-silver mineralization in the Carla vein, in a new zone situated 2.5 kilometres from previous drilling on the property, and also in an eastern extension of the Escondida vein, with the following results reported:

Carla Zone:

CMRC-45 intersected 10 metres at a grade of 15.4 grams per tonne (“g/t”) gold and 981 g/t silver, for a gold equivalent grade* of 28.6 g/t. Included in the intercept was 2 metres at a grade of 43.6 g/t gold and 2293 g/t silver (81.8 g/t gold equivalent*).

MD066 intersected 15.59 metres at a grade of 6.6 g/t gold and 198 g/t silver, for a gold equivalent grade of 9.5 g/t. Includes 3.85 metres at a grade of 22.3 g/t gold and 678 g/t silver for a gold equivalent grade of 32.0 g/t.

Escondida Zone:

MD064 intersected 10.4 metres at a grade of 11.6 g/t gold and 777 g/t silver, for a gold equivalent grade of 22.7 g/t.

MD061 intersected 2.67 metres at a grade of 27.3 g/t gold and 245 g/t silver, for a gold equivalent grade of 30.8 g/t.

*Gold equivalent grade is the aggregate of the gold and silver grades using a silver:gold ratio of 60:1 and assumes 100% metallurgical recoveries.

Drilling by Exeter on this project now totals 4,181 metres. Drilling will recommence on the project early in 2007 and is planned to continue through the year.

Cerro Puntudo Project – Santa Cruz Province

The 235 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarization geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones. Detailed ground magnetic surveys were conducted to better delineate the structures, and to indicate possible plunges to the mineralized zones.

Exeter conducted two drilling programs on the project during 2005, and a third program during second quarter, 2006. The first program consisted of 34 reverse circulation drill holes, drilled to down-hole depths of between 40 to 109 metres, for a total of 2,179 metres. A second drill program was conducted in May, 2005 comprising 21 holes for 1,719 metres.

Drilling 2006

The 2006 drill program included 13 reverse circulation percussion drill holes for a total of 1,699 meters and was aimed at grid testing the potential of three of the five mineralized bodies discovered to date. Drill holes were designed to intersect mineralization at approximate horizontal spacings of 50 meters and 30 meters beneath previous intersections. This drilling program showed mineralization at both the Rico and Quebrada North zones to be open at depth while drilling on the Quebrada Zone appears to close economic tenor mineralization at depth. Reported results from the Rico Zone include drill hole CPRC-61 which intersected 12 metres averaging 4.4 g/t gold, including 1 metre grading 11.2 g/t gold and 1 metre grading 34.1 g/t gold and drill hole CPRC-62 which intersected 15 metres at 3.2 g/t gold and 13 g/t silver. At the Quebrada North Zone drill hole CPRC-64 intersected 9 metres grading 3.9 g/t gold and 8 g/t silver.

The 1,699 metres drilled in 2006 bought the total metreage drilled at Cerro Puntudo to 5,597 metres.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap.

The North Vein Zone comprises a 600 metre long vein and a less well exposed quartz stockwork zone, within a rhyolite flow dome. The South Vein Zone consists of 6 outcropping silver-bearing quartz veins within a one kilometre wide target area. Individual veins trend northerly and can be traced over strike lengths up to 700 metres. Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15 g/t silver) over a large area.

Exeter’s exploration program confirmed the anomalous silver values at Verde. Detailed geological mapping and a detailed ground magnetic survey were completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

Drilling 2006

In 2006 the Company conducted the first drilling program on the property comprising 42 reverse circulation percussion holes for a total of 2,044 metres. The drilling identified silver mineralization in six epithermal veins and in a broad zone of quartz stockwork mineralization. Reported results from drilling were as follows: Drill hole VRC-21, in the North Vein Zone, intersected mineralization over the entire 52 metre length grading 67 g/t silver and 0.075 g/t gold. The best individual vein intercept in the North Zone was from drill hole VRC-40 which intersected 4 metres at 219 g/t silver. Best results reported from two veins in the South Vein Zone, located 2 kilometres south of the North Vein Zone, returned 2 metres grading 310 g/t silver and 7 metres grading 97 g/t silver respectively.

Further exploration is planned in the latter part of 2007 to evaluate the potential for a large stockwork silver system.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping was conducted and a ground magnetic survey was underway at year end with some 600 line kilometres completed.

In 2007, it is proposed that the magnetic survey and geochemical sampling will be completed and, if results are encouraging, be followed by a drilling program.

Estelar Projects

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner, AMD.

Property Description

The Estelar projects currently cover approximately 67 square kilometres of exploration rights in central, western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. Following negative exploration results and unsuccessful attempts to joint venture projects, Exeter excluded the Llanos Ricos and Dolores projects, and titles peripheral to the core areas of El Salado, Quispe and Rosarita from the agreement. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company continues to offer the property for joint venture.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint-ventured to Intrepid Minerals Corp. (“Intrepid”), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted. The project is being retained as it is considered to have untested exploration potential.

El Salado Project – San Juan Province

The El Salado property has an area of 9 square kilometres and covers a large low grade copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province, Argentina.

Previous AMD exploration including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold porphyry system. The system may have potential for smaller zones of higher grade mineralization, which could be extracted profitably with elevated copper prices.

No work was conducted on El Salado, and it is proposed that in due course the Company farm out the project.

Minera Rio de la Plata Projects

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto project and Rosarita project were relinquished from the Agreement during 2006 resulting in retention of 40 tenements totaling 176 square kilometres.

The option agreement requires payments totaling $440,000 by October 2015 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Property Description

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 170 square kilometres that adjoins the Company’s Don Sixto gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometres northwest of Don Sixto has defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at Don Sixto. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the Don Sixto mineralization.

Recent Work: Regional prospecting and exploration targeting Ikonos alteration and structural anomalies, with signatures similar to Don Sixto, was conducted during final quarter of 2006.

La Ramada – La Rioja Province

The property comprises exploration titles over a 2.4 square kilometre area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

Rosarita South – San Juan Province

Following negative exploration results, the Rosarita South property covering 42.8 square kilometres and located immediately south of the Rosarita Project, was relinquished from the MRP Agreement during 2006.

A General Discussion of the Political and Economic Climate in Chile

Country Overview

Chile or the Republic of Chile is located in southwestern South America, bounded to the north by Peru; to the northeast by Bolivia; and to the east by Argentina. Chile occupies a long coastal strip of land between the Andes Mountains and the Pacific Ocean. Santiago is the capital and largest city with a population of about 6 million.

Government

Chile is a democratic republic headed by a President, who is assisted by a cabinet of ministers. The President is elected to a four-year term in a direct election and must receive a majority of the votes cast. If more than two candidates run for the office of president, and none receives a majority of the votes, a run-off election is held between the two who received the largest pluralities. The President cannot be re-elected to a consecutive second term.

The President has the power to introduce bills and promulgate laws; to call referendums; to submit constitutional amendments; to appoint Cabinet members, Ambassadors and regional authorities (no Senate approval is required), the Comptroller General of the Republic (with the consent of the Senate), the Supreme and Appellate court judges (from slates submitted by the Supreme Court), and to appoint and remove the Commanders in Chief of the Armed Forces.

The organization of the legislature of Chile is similar to that of the United States. The Chilean National Congress consists of a lower chamber, the 120-member House of Deputies, and an upper chamber, the 38-member Senate. Currently, 120 Deputies are elected in 60 districts and 38 Senators in 19 districts. Senators serve for 8 years with staggered terms, while Deputies are elected every 4 years.

Chile's judiciary is independent and includes a court of appeal, a system of military courts, a constitutional tribunal, and the Supreme Court. The highest Court is the Supreme Court, made up of 21 members, one of whom is elected president by his peers every three years. In addition, there are appellate, civil and military courts. In June 2005, Chile completed a nation-wide overhaul of its criminal justice system. The reform has replaced inquisitorial proceedings with an adversarial system more similar to that of the United States.

Economy

Chile has pursued a dynamic market-oriented economy characterized by a high level of foreign trade. The government's role in the economy is mostly limited to regulation with generally sound economic policies. The 1973-90 military government sold many state-owned companies, and the three democratic governments since 1990 have continued privatization, though at a slower pace. Chile is strongly committed to free trade and has welcomed large amounts of foreign investment.

After a decade of impressive growth rates, Chile experienced a moderate downturn in 1999, brought on by the global economic slowdown. The economy remained sluggish until 2003, when it began to show clear signs of recovery, achieving 3.3% real GDP (Gross Domestic Product) growth.

Approximately 35% of the country’s GDP comes through its exports. Chile’s overall trade profile has traditionally been dependent upon copper exports, and the rise in copper prices has reinforced the dependency further.

Chile has made an effort to expand non-traditional exports. In 1975, non-mineral exports made up just over 30% of total exports, whereas in recent years they account for about 60%. The most important non-mineral exports are forestry and wood products, fresh fruit and processed food, fishmeal and seafood, and wine. Chile's financial sector has grown faster than any of the other areas of the economy over the last few years; a banking reform law approved in 1997 broadened the scope of permissible foreign activity for Chilean banks. The Chilean Government implemented further liberalization of capital markets in 2001.

Currency

The current peso was introduced in 1975, replacing the escudo at a rate of 1 peso = 1,000 escudos (Chile’s previous form of currency). The current rate of exchange is approximately 539 pesos for every U.S. Dollar. Banknotes currently in use are 1,000, 2,000, 5,000, 10,000 and 20,000 pesos.

Mining Industry

Mining has played a vital role in the Chilean economy since the late 19th century, and it now accounts for approximately 35% of global copper production. The state-owned firm Codelco is the world's largest copper-producing company with estimated copper reserves of 200 years.

Environmental Regulations

Chilean Environmental law number 19.300 was enacted to ensure the right to “live in an environment free of pollution,” the right “to environmental protection [and] preservation of nature,” as well as the right to the “conservation of the environmental heritage.” In accordance to this environmental law, all mining project leaders must submit an EID or Environmental Impact Declaration to the corresponding Regional Environmental Commission. Mining Operations and Development Projects require a further Environmental Impact Study (EIS) to be completed. An EIS must address the following: a description of the project or activity; a detailed description of the project or activity's potential environmental impacts; any possible risks to the environment; measures to eliminate or minimize adverse effects, and restoration plans to be carried out; follow-up plans; and a plan to meet the requirements of applicable environmental legislation. If the Regional Environmental Commission’s ruling on the submitted EIS is negative, the basis for that decision must be set forth along with an explanation of what the party must do to meet applicable standards. Approval is given if the EIS meets environmental standards, accepts responsibility for impacts caused by its project, and proposes appropriate mitigation, compensation, or restoration measures to counteract such impacts.

Discussion of the Company’s Mineral Properties in Chile

The material individual mineral properties are described below.

Southern Chile - Magallanes

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property.

Following a detailed review of the Rio Tinto data, the Company applied for concessions over some of the targets including Punta Southerland, Pico Batchelor and Monte del Sol covering a total area of 5,400 hectares.

Field work commenced in early November 2006, with two field campaigns completed prior to year end. Some encouraging results were returned, particularly from stream sediment and rock chip sampling.

Further exploration is planned through to the close of the current field season in the second quarter, 2007.

Northern Chile - Maricunga (Caspiche) Property

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allows Exeter to focus on the two most favorable properties, jointly referred to as the Caspiche project.

2006 Program

In the fourth quarter, contracts were entered into for camp accommodation, catering, geophysical programs, earthmoving and drilling. Camp construction was completed in November, and was immediately used for the geophysical and drill road earthmoving programs.

A geophysical program comprising CSAMT and VLF electromagnetic surveys, completed by Quantec in December, generated significant targets in support of a large, overburden covered high sulphidation gold-silver target.

Planned Work

Drilling is projected for the first quarter, 2007 on the Caspiche III portion of the property.

Cochrane

A final report was provided to Rio Tinto in support of surrendering the Tranquillo and Furioso areas.

Mineral rights to the Confluencia project, located outside of the Rio Tinto Agreement contract area were secured in 2006. Detailed sampling of the vein system is planned in early 2007.

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

The Company's consolidated financial statements, stated in Canadian Dollars and prepared in accordance with GAAP, the application of which, in the case of the Company, conforms quantitatively in all material respects for the periods presented with United States GAAP except for the measurement differences referred to in Note 19 to the consolidated financial statements of the Company. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.17 as of December 31, 2006 and was $1.16 on March 26, 2007.

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

Since its inception, the Company has financed its activities through the distribution of equity. In October 2006, the Company closed two private placements of 3,600,000 and 500,000 units respectively at a price of $2.50 per unit, for net proceeds of $9,800,000 (the Company paid $450,000 for finder’s fees in connection with the offering). The Company estimates that with cash and cash equivalents at December 31, 2006 of $14,511,062 (working capital of approximately $12,250,000), it has sufficient funds to fund its currently planned activities during 2007. Should exploration at Don Sixto, or at other projects, be increased, or new projects be acquired, additional funds will be required. Because all of its properties are at the exploration stage and it has no other sources of capital with which to fund its activities, over the next several years, the Company expects to raise funds through successive equity issuances. The timing of such financings will depend, among other factors, on the success of the Company’s exploration programs, its ability to attract joint-venture partners (to assist with the cost of exploration), and the general state of the resource industry.

The Company’s activities are directed primarily at mineral exploration. It does not have a producing mine or processing facility. Activities over the last three years include the exploration of its Don Sixto gold project and other projects and general exploration to locate and evaluate mineral properties that have been or may be acquired by the Company. Costs incurred for general exploration that did not result in the acquisition of mineral properties with ongoing exploration or development potential were charged to operations. Exploration costs relating to the Company’s properties are capitalized as mineral properties and deferred costs. Should the Company abandon a property or project, the related deferred costs will be charged to operations. Administrative costs not associated with property exploration were charged to operations. Costs associated with the evaluation of new opportunities are charged to operations, as project examination costs, when incurred. Excess cash is invested by the Company in short-term investments.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. As a result, the Company is considered an exploration stage company.

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economically recoverable reserves, the completion of positive feasibility studies, the confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary regulatory and environmental operating permits, the ability of the Company to obtain necessary financing to complete exploration and development, and the future profitable production therefrom or the disposition thereof.

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

The Company derives interest income on its bank deposits and other short-term deposits. Changes in the amount of interest received will be affected by changes in the rate of interest received on such deposits and the amount of cash held on deposit. The Company does not have any revenue from operations; consequently, cash balances will decline unless additional cash is received from the issue of shares or from the sale of the Company’s projects.

Management periodically reviews the results of exploration, both internally, and externally with the assistance of mining professionals. Decisions to abandon, reduce, or expand exploration efforts on a property are based upon many factors, including geological assessment of the exploration potential of the property, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.

The dollar amounts shown as deferred exploration expenditures are direct costs of maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of certain administrative management salaries, based on time spent, and directly related to specific properties, net of write-downs provided. These deferred amounts may not accurately reflect present or future values.

New Projects

The Company continues to seek additional precious and base metals projects, to enhance shareholder value. There is no assurance that the Company will be able to locate suitable new projects on terms acceptable to it.

Administration

Administrative expenses during fiscal 2007 are expected to be similar to those of 2006, however, expenses may increase significantly should the Company acquire new projects or increase its activities requiring additional administrative support. Expenses for future periods cannot be predicted.

A.	Results of Operations

Year ended December 31, 2006 vs. Year ended December 31, 2005

The Company’s exploration program in Argentina and Chile continued, with $8,062,573 and $1,831,146 invested in the Don Sixto and CVSA properties, respectively. Expenditures on the Chilean properties totaled $803,024. Expenditures on the other projects were $177,065, for total exploration expenditures of $10,873,808 during the year ended December 31, 2006, an increase of $6,330,679 over expenditures for the year ended December 31, 2005. The increase was mainly due to the expanded exploration program at the Don Sixto Project.

The Company's loss from operations for the year ended December 31, 2006 increased by $1,596,499 over the loss for the 2005 year, to $5,288,640. The increased loss resulted mainly from increases in stock based compensation, stock exchange listing and filing fees, consulting and administrative salaries, management fees, loss on write-off of mineral properties and deferred costs, investor relations and travel and promotion. Stock based compensation costs rose by $498,382 reflecting the fair value of options granted to employees and consultants during the year because of an increase in the fair value of options granted mainly due to an increase in the Company’s share price, and because of a longer expected life of the options.

The Company saw an increase in consulting and administrative salaries of $377,009 to $559,902 which reflects the Company’s continued growth and the necessity for additional human capital and bonuses paid at year end. The loss on write-off of mineral properties and deferred costs of $439,842 was as a result of management’s decision to relinquish a number of low potential properties. The Company had an increase of $47,337 to $116,565 in 2006 attributed to stock exchange listing and filing fees associated with the listing of its common shares on the AMEX in the November 2006 and due to the capital raisings completed during the year.

Accounting and audit, consulting, and legal fees rose by $26,625, $377,009 and $40,278, respectively, over the amounts recorded for the 2005 year. These increases were a result of further administrative requirements from the Company’s increased level of activity, the payment of bonuses, and the additional filing requirements associated with the AMEX listing.

The Company maintained similar investor relations activities in Canada, Europe and the United States in 2006 resulting in a slight decrease in expenditures of $2,644 over 2005, to $554,688. Travel and promotion costs rose by $172,866 to $463,921, principally because of increased travel by management to investor conferences and the costs associated with investor visits to the Company’s properties. Property examination costs decreased by $271,094 to $84,055, reflecting the Company’s efforts dedicated to its existing projects.

Year ended December 31, 2005 vs. Year ended December 31, 2004

During the year ended December 31, 2005, the Company invested $3,052,645 and $1,142,029 in the Don Sixto and CVSA properties respectively, on exploration. Expenditures on other projects were $348,455, for total exploration expenditures of $4,543,129 during the year ended December 31, 2005, an increase of $1,723,870 over expenditures for the year ended December 31, 2004.

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

Accounting and audit, consulting, and legal fees rose by $37,035, $97,695 and $59,641, respectively, over the amounts recorded for the 2004 year, as a result of increased administrative requirements from the Company’s increased level of activity and the filing of a registration statement of the Company in the United States on Form 20-F. The Company’s increased investor relations activities in Canada, Europe and the United States in 2005 resulted in an increase in expenditures of $260,895 over 2004, to $557,332. Travel and promotion costs rose by $190,301 to $291,055, principally because of increased travel by management to investor conferences and the costs associated with investor visits to the Company’s properties. Property examination costs rose by $295,740 to $355,149, reflecting the Company’s increased activity in 2005.

B.	Liquidity and Capital Resources

The Company’s primary source of funds, since incorporation, has been the issuance of common shares pursuant to various public and private financings. The Company has no revenues from mining operations to date and does not anticipate mining revenues in the foreseeable future.

The Company’s cash and cash equivalent balances at December 31, 2006 totaled $14,511,062, compared with $7,788,697 at December 31, 2005. Aside from such cash and equivalents, the Company has no material unused sources of liquid assets. During the year ended 31 December, 2006, the Company received $18,975,198 from the issue of common shares, through private placements and the exercise of warrants and stock options.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

At December 31, 2006, the Company had met all its expenditure requirements under the various agreements pursuant to which it holds properties or has interests in. See “Item 4.D. - Property, Plant and Equipment.”

The Company may decide to acquire new properties or increase it exploration activities, at which time it may require additional equity financing. Any decision to undertake new equity financing will be based upon the results of ongoing exploration and the response of the equity markets to the Company’s property holdings, exploration results, and business plan.

The Company’s working capital at December 31, 2006 totaled $12,373,333. The Company believes that it will have sufficient cash resources, inclusive of cash and cash equivalents at December 31, 2006, to fund its planned operations for the next twelve months however additional funds will be required, if the Company increases its planned exploration activities or if new projects are acquired. The Company does not have any source of funds, other than from the issuance of capital stock and the possible joint venture or sale of its mineral properties. While the Company has been successful in the past in raising the necessary funds for the exploration of its mineral properties, there is no assurance that funding will continue to be available. If funding cannot be secured, the Company may be forced to curtail its exploration, relinquish certain of its properties, or allow its interest to be diluted pursuant to the terms of any joint venture or option agreements.

Additional funds will be required, if the Company increases its planned activities, particularly planned activities on the Don Sixto project, or if the Company decides to acquire additional exploration projects. Management anticipates that it will raise any required funds through the issuance of common shares. The exact timing, nature and amount of such fundraising will be dependent upon market conditions.

Year Ended December 31, 2006

The Company’s cash and cash equivalents at December 31, 2006 totaled $14,511,062, compared with $7,788,697 at December 31, 2005. Cash used for operating activities and for investing in deferred exploration, was $2,289,260 and $10,725,523, respectively, in the year ended December 31, 2006; increases of approximately $475,000 and $6,588,000, respectively over the year ended December 31, 2005. During the year, the issuance of 9,990,250 shares, net of share issue costs, provided cash, before share issue costs, of $18,975,198; an increase of $7,519,748 over the year ended December 31, 2005, and resulting in an increase in cash and cash equivalents of approximately $14,511,000 at December 31, 2006.

The Company continues to use its cash resources to fund project exploration and administration. The Company has no material liquid assets, other than its cash and cash equivalents, and no significant income. The Company expects that, with cash on hand of $14.5 million at December 31, 2006 that it has sufficient resources to meet its planned expenditures in 2007; however, should the Company increase its exploration activity beyond that which is planned or acquire new projects, it will be required to raise additional funds.

Year Ended December 31, 2005

The Company’s cash and cash equivalents at December 31, 2005 totaled $7,788,697, compared with $2,458,873 at December 31, 2004. Cash used for operating activities and for investing in deferred exploration, was $1,814,599 and $4,137,379, respectively, in the year ended December 31, 2005; increases of approximately $953,000 and $1,417,000, respectively, over the year ended December 31, 2004, as the Company increased its level of activity.

During the year, the issuance of 9,944,876 shares, net of share issue costs, provided cash of $11,147,705; an increase of $8,253,551 over the year ended December 31, 2004, and resulting in an increase in cash and cash equivalents of approximately $5,330,000 at December 31, 2005.

C.	Research and Development, Patents and Licenses, Etc.

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

The Company currently has no “Off-Balance Sheet Arrangements” as defined in the “General Instructions Part 1 Item 5E” for completing this Form 20F.

F.	Tabular Disclosure of Contractual Obligations

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant. Commitments as at December 31, 2006 are summarized in the tables below.

Payments Due by Period (000’s)
Cash Payments	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Office leases	$ 375,000	$ 79,000	$ 160,000	$ 103,000	$ 34,000
Cognito-Don Sixto	466,000	58,000	116,000	116,000	175,000
MRP Properties	395,000	25,000	70,000	100,000	200,000
Total	$ 1,236,000	$ 162,000	$ 346,000	$ 319,000	$ 409,000
Property Expenditures	Expenditures Due by Period (000’s)
Maricunga	$ 2,801,000	$ 120,000	$ 816,000	$ 1,865,000	$ -
Total	$ 2,801,000	$ 120,000	$ 816,000	$ 1,865,000	$ -

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table lists, as of March 30, 2007, the names of the directors of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All the directors and executive officers are residents of Canada, except Bryce Roxburgh, who is a resident of the Philippines.

Directors

Name	Date First Elected/Appointed

Bryce Roxburgh	March 20, 2003
Yale Simpson	June 10, 2003
Douglas Scheving (1) (2)	July 16, 1993
Michael McPhie (1) (2)	October 8, 2004
Paul MacNeill (2)	January 21, 2004
William McCartney (1)	September 1, 2005

(1)	Denotes member of the Audit Committee.
(2)	Denotes a member of the Compensation Committee.

The following table lists, as of March 30, 2007, the names of the executive officers of the Company. The executive officers serve at the pleasure of the Board of Directors.

Executive Officers

Name	Position	Date of Appointment
Yale Simpson	Chairman	June 10, 2003
Bryce Roxburgh	President & Chief Executive Officer	March 12, 2003
Cecil Bond	Chief Financial Officer	April 13, 2005
R. Jeremy Perkins	Vice-President, Development and Operations	February 1, 2005
Susan McLeod	Corporate Secretary	October 8, 2004

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

Yale Simpson obtained a Bachelor of Applied Science (geological engineering) degree in 1970. Mr. Simpson has 34 years of experience as a geologist, exploration manager and CEO of companies involved in exploration and development projects in Australia, Africa, Eastern Europe and South America. Those companies included Pennzoil of Australia Ltd. (subsequently Battle Mountain Gold), Chevron Exploration Ltd., Australmin Holdings Ltd. and Black Swan Gold Mines Ltd. He was CEO and later chairman of Argosy Minerals Inc. from 1993 until 2001. He is currently also a director of Diamonds North Resources Ltd. and Dynasty Metals & Mining Inc. Mr. Simpson is the President of the British Columbia Museum of Mining and Co-Chair of the Britannia Development Corporation. Mr. Simpson spends 80% of his time on Company business.

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

Paul MacNeill is an attorney who has practised securities and corporate finance law in Vancouver, British Columbia since 1982. Prior to November 2002, Mr. MacNeill was a partner and Chairman of the Vancouver, British Columbia law firm of Campney & Murphy. Mr. MacNeill is a member of the Bar of the Provinces of British Columbia and Ontario. Mr. MacNeill provides securities and corporate finance legal advice to a large number of public companies, many of which are engaged in the exploration, development and production of mineral and natural resources properties. Mr. MacNeill has a Bachelor of Laws degree from the University of Toronto.

In the Past five years, M. MacNeill has also held the following positions with the following public companies: Adastra Minerals Inc. (Director: March, 1998 – present; Corporate Secretary: May, 2003 – present); Christopher James Gold Corp. (Director: November, 2005 – present); New World Resource Corp. (Corporate Secretary: January, 2004 – September, 2004); Diagem International Resource Corp. (Director: December, 1997 – December, 2003); E-xact Transactions Ltd. (Director: August, 1999 – July, 2003); Dynasty Metals and Mining Inc.(Director: May, 2003 – present); Minefinders Corporation Ltd. (Director: May, 1995 – present; Secretary: July, 1995 – present); Northern Lion Gold Corp. (Director: December, 1999 – present).

William McCartney is a Chartered Accountant with over 20 years experience. Mr. McCartney is a business consultant and former founding partner of Davidson & Company Chartered Accountants (1984 – 1990), where he specialized in taxation, mergers and acquisitions, structured financings and business advisory services. He is a chartered accountant and has been in good standing with the Institute of Chartered Accountants of British Columbia since 1980. He is a graduate of Simon Fraser University (1978, Bachelor of Arts Business Administration).

Mr. McCartney also holds or has held the following positions with the following public companies in the last five years: Newstrike Capital Inc. (Director: April, 2006 – present); Bowram Energy Inc. (Corporate Secretary and Director: December, 2006 – present); Woodbridge Energy Ltd. (CFO, Secretary and Director: March, 2006 – present) Dynasty Metals and Mining Inc. (CFO: June, 2000 – present; Secretary: September, 2003 – present); Southwester Resource Corp. (Director: March, 2004 – present); Mercer International Inc. (Trustee: January, 2003 – present); Aurora Platinum Corp. (Director: March, 2004 – June, 2005); Stealth Ventures Ltd. (Director: December, 1996 – July, 2004); Olly Industries Inc. (Director: November, 2002 – May, 2004; President: November, 2002 – May, 2004).

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

R. Jeremy Perkins, a project and process consultant, has a chemical engineering background and over 35 years experience in the mining and metallurgical industries. He has held technical, operational, and corporate management positions in Australia, Papua New Guinea, South Africa and the United Kingdom. He has specialized in mineral project development programs and feasibility studies on many mining projects, including gold, platinum group metals, copper, lead-zinc, nickel-cobalt and uranium. His experience includes mine commissioning and production, testwork and R&D, engineering and process design, operations management, project development and optimisation. It also includes environmental design and management as well as community, government and public relations.  Prior to establishing his consultancy in 1999, Mr Perkins was General Manager – Base Metals for Savage Resources Ltd from 1996 to 1999 and General Manager- Mining for Delta Gold NL from 1991 to 1996.  Both Delta and Savage were listed Australian public companies. Mr. Perkins spends approximately 90% of his time on Company business.

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

The Company had no arrangements, except for a monthly payment of $2,500 to William McCartney for his services as Chairman of the Audit Committee, pursuant to which directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments, or for services as a consultant or expert, during the most recently completed fiscal year.

The aggregate amount of compensation paid by the Company and its subsidiaries during the Company’s most recent fiscal year, directly and indirectly, including directors’ fees, to all officers and directors in their capacity as such, was $1,204,005.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to directors, executive officers and employees. The Company has adopted an incentive stock option plan (the “Plan”). The essential elements of the Plan provide that the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the plan may not exceed 20% of the issued and outstanding shares. Shareholders approved the issuance of up to 5,893,119 stock options at the annual general meeting held May, 2006.

The Board has amended the Plan to increase the ceiling from 5,893,119 to 7,567,203 common shares (20% of the issued and outstanding shares as of that date). The amendment to the Plan is subject to approval by the Company’s shareholders at the 2007 Annual Meeting and final Exchange approval.

The following table sets forth the compensation paid to the Company’s directors, executive officers and members of its administrative body during the last fiscal year.

Summary Compensation Table

	Annual Remuneration			Long Term Remuneration
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus($)	Other Annual Compensation ($)	Securities Under Options/ SARs Grant ed (#)	Restricted Shares or Restricted Share units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
Bryce Roxburgh, President, CEO and Director	NIL	NIL	$282,000	172,500	NIL	N/A	NIL
Yale Simpson, Chairman and Director	NIL	NIL	$246,000	172,500	NIL	N/A	NIL
William McCartney, Director	NIL	NIL	$30,000	20,000	NIL	N/A	NIL
Paul MacNeill, (1) Director	NIL	NIL	NIL	20,000	NIL	N/A	NIL
Douglas Scheving, Director	NIL	NIL	NIL	20,000	NIL	N/A	NIL
Michael McPhie, Director	NIL	NIL	NIL	20,000	NIL	N/A	NIL
Cecil Bond, CFO	NIL	NIL	$195,000	125,000	NIL	N/A	NIL
R. Jeremy Perkins, Vice President, Development and Operations	NIL	NIL	$266,633	NIL	NIL	N/A	NIL

(1)	MacNeill Law, a private corporation controlled by Paul MacNeill was paid $156,372 for legal fees and share issue costs during the year.

No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for directors or executive officers.

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

Board Nomination and Corporate Governance

Nominees for the Company’s Board of Directors are selected by a majority of our independent directors. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under federal securities laws.

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies. The Company’s Board of Directors has determined that all the members of the Compensation and Audit Committees are independent, based on the criteria for independence and unrelatedness prescribed by the American Stock Exchange under section 121A of the Company guide.

Audit Committee

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of William McCartney, Michael McPhie and Douglas Scheving, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the American Stock Exchange) and are financially literate.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the board of directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Committee reviews and recommends to the board of directors, for approval, the annual financial statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is available on request from the Company.

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

Year	Canada	Argentina	Chile	Total
2006	7	72	25	104
2005	6	44	5	55
2004	5	24	-	29
2003	3	9	-	12

The number of employees has continued to increase as the Company’s activities have expanded in Argentina and Chile. Employees in Canada are principally the executive officers and those involved in administration. Employees in Argentina are employed as the exploration manager, property title manager, accountant, geologists, exploration assistants and administrative assistants and in Chile as exploration manager and exploration assistants.

None of the Company’s employees is a member of a labor union.

E.	Share Ownership

The Company is a publicly-owned Canadian corporation, the shares of which are held by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by another corporation.

The table below lists, as of March 23, 2007, directors and executive officers who beneficially own the Company’s voting securities and the amount of the Company's voting securities owned by the directors and executive officers as a group.

Shareholdings of directors and executive officers

Title of Class	Name of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class **

Common	Bryce Roxburgh (1)	4,667,250	12%
Common	Yale Simpson (2)	2,275,750	5.85%
Common	Douglas Scheving (3)	222,400	0.58%
Common	Michael McPhie (4)	75,000	0.20%
Common	Paul MacNeill (5)	1,225,500	3.2%
Common	William McCartney(6)	225,000	0.59%
Common	Cecil Bond (7)	425,000	1.1%
Common	Jerry Perkins (8)	227,652	0.60%

	Total Directors and Officers	9,343,552	24.12%

(1)	Of these shares, 882,500 represent share purchase options; includes 2,500,000 shares registered in the name of Rowen.
(2)	Of these shares, 895,500 represent share purchase options.
(3)	Of these shares, 165,000 represent share purchase options.
(4)	Of these shares, 50,000 represent share purchase options.
(5)	Of these shares, 545,000 represent share purchase options; 675,000 common shares are registered in an account in the name of National Bank Financial of which Mr. MacNeill is the beneficial owner.
(6)	Of these shares, 225,000 represent share purchase options.

(7)	Of these shares, 425,000 represent share purchase options.
(8)	Of these shares, 200,000 represent share purchase options.

**Based on 38,021,013 common shares issued and outstanding as of March 23, 2007 and stock options and warrants held by each beneficial holder exercisable within sixty days.

Stock options outstanding as at March 23, 2007 are detailed below:

Name	Number of Options	Exercise Price	Expiry Date

Bryce Roxburgh	82,000 358,000 70,000 200,000 72,500 100,000	$ 0.405 $ 1.08 $ 1.12 $ 1.59 $ 2.52 $ 3.02	15 August, 2008 21 January, 2009 7 July, 2010 30 December, 2010 3 May, 2011 11 November, 2011
Yale Simpson	93,000 360,000 70,000 200,000 72,500 100,000	$ 0.405 $ 1.08 $ 1.12 $ 1.59 $ 2.52 $ 3.02	15 August, 2008 21 January, 2009 7 July, 2010 30 December, 2010 3 May, 2011 11 November, 2001
Paul MacNeill	100,000 250,000 70,000 50,000 20,000 55,000	$ 0.405 $ 1.08 $ 1.12 $ 1.59 $ 3.02 $ 2.52	15 August, 2008 21 January, 2009 7 July, 2010 30 December, 2010 1 December, 2011 13 February, 2012
Douglas Scheving	60,000 10,000 20,000 20,000 55,000	$ 1.08 $ 1.41 $ 1.59 $ 3.02 $ 2.52	21 January, 2009 7 April, 2009 30 December, 2010 30 November, 2011 13 February, 2012
Michael McPhie	50,000	$ 1.59	30 December, 2010
William McCartney	150,000 20,000 55,000	$ 1.10 $ 3.02 $ 2.52	19 August, 2010 1 December, 2011 13 February, 2012
Cecil Bond	300,000 50,000 20,000 55,000	$ 1.20 $ 2.52 $ 3.02 $ 2.52	5 April, 2009 3 May, 2011 10 May, 2011 13 December, 2011
Jerry Perkins	100,000 100,000	$ 1.20 $ 1.59	21 March, 2010 30 December, 2010

There are no other arrangements for involving employees in the capital of the Company. Stock options are granted to employees at the discretion of the Board. All options granted are subject to the terms and conditions of the Company’s stock option plan.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders

The Company is aware of three persons and/or companies who it believes beneficially own 5% or more of the Company’s voting securities.

Person/Company	Number of securities held	% of outstanding #
Bryce Roxburgh (1)	4,667,250	12%
Yale Simpson (2)	2,275,750	5.85%
Macquarie Bank Limited	2,307,691	6.07%

(1)	Of these shares 882,500 represent share purchase options; 2,500,000 shares registered in the name of Rowen.
(2)	Of these shares, 895,500 represent share purchase options.

# based upon 38,021,013 common shares outstanding as of March 23, 2007.

No shareholders of the Company have different voting rights from any other shareholder.

At March 30, 2007, there were a total of 692 record holders of the Company’s common shares, of which 37 record holders were resident in the United States, holding 931,131 common shares. This number represents approximately 2.45 % of the total issued and outstanding common shares of the Company at that date.

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

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 690 beneficial owners of its common shares.

The Company's common shares are registered to trade in the United States on the American Stock Exchange through the form of share certificates.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

B.	Related Party Transactions

See “Item 6.C. – Board Practices” for further information.

There have been no material transactions since the beginning of the 2006 fiscal year to date, and there are no presently proposed transactions, to which the Company or any of its subsidiaries was or is to be a party, in which any director, officer or significant shareholder of the Company or its subsidiaries, or any relative or spouse of any of the foregoing persons or any relative of such spouse who has the same home as such person, had or is to have a direct or indirect material interest.

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company’s business. These amounts are settled as and when due.

A total of $1,204,005 (2005: $681,280; 2004: $576,239) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totaling $282,000 (2005: $144,000; 2004: $147,490) and $58,000 (2005: $21,000; 2004: $nil) for the provision of other consultants was paid or accrued to a corporation of which the President and CEO is a beneficiary.

b)

Management and consulting fees totaling $238,000 (2005: $96,000; 2004: $88,000), share issue costs totaling $8,000 (2005: $nil; 2004: $nil) were paid or accrued to a corporation controlled by the Chairman of the Company.

c)	Management fees of $195,000 (2005: $85,000; 2004: $nil) were paid or accrued to a corporation controlled by the CFO of the Company.

d)

Legal fees totaling $120,101 (2005: $105,866; 2004: $92,775), and share issue costs totaling $36,271 (2005: $64,984; 2004: $16,969) were paid or accrued to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

e)	Exploration and development costs totaling $266,633 (2005:$134,000; 2004: $118,497) were paid or accrued to a company controlled by the Vice President, Development and Operations.

The above transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Management believes the transactions referenced above, if any, were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties. There are no loans outstanding to any of the major shareholders or related parties.

C.	Interests in Experts and Counsel

Not Applicable

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 17 – Financial Statements”.

The Company’s consolidated financial statements for the year ended December 31, 2006, as required under this ITEM 8 are attached hereto and found immediately following the text of this

Annual Report. The audit report of MacKay LLP, Chartered Accountants, is included herein immediately preceding the consolidated financial statements and schedules.

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

Details on Dividend Policy

The Company has not declared any dividend to date and has no present intention to declare any such dividend in the foreseeable future.

B.	Significant Changes

There have been no significant changes in the financial condition of the Company since the most recent consolidated financial statements for the year ended December 31, 2006.

Item 9. The Offer and Listing

A.	Offer and Listing Details

As of December 31, 2006, the authorized capital of the Company consisted of 100,000,000 common shares without par value, and there were 37,836,013 common shares outstanding as of that date.

Nature of Trading Market

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company located at 510 Burrard Street, 4th Floor, Vancouver, British Columbia, Canada, V6C 3B9.

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

The table below lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last six months, the last nine fiscal quarters and for the last five fiscal years ended December 31, 2006.

TSX Venture Exchange

Common Shares Trading Activity

Period	Volume	Share Sales – CDN$
		High	Low	Close
March 2007	2,747,000	$2.28	$1.70	$2.20
February 2007	1,285,700	$2.59	$2.24	$2.27
January 2007	2,498,600	$2.49	$1.92	$2.48

December 2006	2,793,400	$3.19	$1.71	$2.10
November 2006	1,974,400	$3.28	$2.37	$3.02
October 2006	1,137,300	$2.50	$2.25	$2.50

Three Months Ended 03/31/07	6,531,300	$2.59	$1.70	$2.20
Three Months Ended 12/31/06	5,905,100	$3.28	$1.71	$2.10
Three Months Ended 9/30/06	1,964,100	$2.81	$2.01	$2.44
Three Months Ended 6/30/06	4,789,100	$2.95	$1.72	$2.11
Three Months Ended 3/31/06	6,245,687	$3.25	$1.61	$2.77

Three Months Ended 12/31/05	3,931,980	$1.80	$1.05	$1.80
Three Months Ended 9/30/05	3,025,729	$1.50	$0.90	$1.19
Three Months Ended 6/30/05	1,423,032	$1.23	$0.87	$1.17
Three Months Ended 3/31/05	2,840,928	$1.39	$1.08	$1.20

Fiscal Year Ended 12/31/06	18,903,987	$3.28	$1.61	$2.10
Fiscal Year Ended 12/31/05	11,221,669	$1.80	$0.87	$1.80
Fiscal Year Ended 12/31/04	8,775,956	$1.67	$0.71	$1.32
Fiscal Year Ended 12/31/03	4,303,666	$1.25	$0.22	$1.08
Fiscal Year Ended 12/31/02	-	$0.40	$0.18	$0.22

In November, 2006, the Company acquired a listing on the AMEX under the symbol XRA. The table below details the common share trading volume, high, low and closing sales prices, in USD, on the AMEX since it began trading.

American Stock Exchange

Common Shares Trading Activity

Period	Volume	Share Sales – USD$
		High	Low	Close
March 2007	755,300	$1.94	$1.57	$1.91
February 2007	1,118,000	$2.24	$1.90	$1.93
January 2007	1,782,900	$2.12	$1.71	$2.12
December 2006	2,361,900	$2.77	$1.47	$1.78
November 2006 *	1,040,000	$2.91	$2.26	$2.65

*Results from November 9, 2006 (first listed day) through to November 30, 2006

In May 2004, the Company acquired a listing on the Frankfurt (Germany) Stock Exchange under the symbol EXB. The table below details the common share trading volume, high, low and closing sales prices, in Euros, on the Frankfurt Exchange for the last six months, the last nine fiscal quarters and the last two fiscal years ended December 31, 2006.

Frankfurt Stock Exchange

Common Shares Trading Activity

Period	Volume	High Euros	Low Euros	Close Euros

March 2007	244,800	1.44	1.12	1.39
February 2007	234,100	1.67	1.47	1.50
January 2007	248,800	1.59	1.27	1.59
December 2006	553,100	2.03	1,10	1.39
November 2006	332,900	2.22	1.63	2.00
October 2007	226,900	1.74	1.59	1.69

Three Months Ended 03/31/07	727,700	1.67	1.12	1.39
Three Months Ended 12/31/06	1,112,900	2.22	1.10	1.39
Three Months Ended 9/30/06	779,800	1.94	1.41	1.63
Three Months Ended 6/30/06	1,917,300	2.00	1.20	1.45
Three Months Ended 3/31/06	5,010,600	2.13	1.10	2.13

Three Months Ended 12/31/05	6,917,300	1.25	0.71	1.13
Three Months Ended 9/30/05	4,721,100	1.08	0.62	0.88
Three Months Ended 6/30/05	2,501,500	0.83	0.55	0.76
Three Months Ended 3/31/05	1,747,100	0.85	0.63	0.76

Fiscal Year Ended 12/31/06	8,820,600	2.22	1.10	1.39
Fiscal Year Ended 12/31/05	15,887,000	1.25	0.55	1.13
B.	Plan of Distribution
Not applicable.

C.	Markets

The Company’s common shares are listed for trading on the TSX Venture Exchange, in Canada, under the stock symbol “XRC”, the AMEX in the United States, under the stock symbol “XRA”, and on the Frankfurt Stock Exchange, in Germany, under the symbol “EXB”. The Company’s CUSIP number is #301835104.

United States Market

The Company is subject to the reporting obligations and requirements under the Securities Exchange Act of 1934 (“The Act”). However, as a “Foreign Private Issuer”, the Company will be exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act, which includes the Proxy Rules of Section 14 and the Short-Swing Profit Rules of Section 16.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.exeterresouce.com. Information contained on our website is not part of this annual report.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Company disclosed information regarding its memorandum and articles of association in its annual filing on Form 20-F for the fiscal year ended December 31, 2005.

C.	Material Contracts

The Company has not entered into any new material contracts other than those in the ordinary course of business in the past 2 fiscal years. Material contracts entered into prior to 2005 can be found in the 20-F for the year ended December 31, 2005.

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

The ICA, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000, or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $281,000,000. For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the ICA requires the investor to file a notification.

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

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this registration statement Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

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

Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “Taxation—Canadian Federal Income Tax Consequences” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2006, and expects that it will be a “passive foreign investment company” for the taxable year ending December 31, 2007. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below). Accordingly, the Company does not expect to be a QFC for the taxable year ending December 31, 2007.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

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

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company believes that it was a PFIC for the taxable year ended December 31, 2006, and expects that it will be a PFIC for the taxable year ending December 31, 2007. Whether the Company will, in fact, be a PFIC for the taxable year ending December 31, 2006 depends on the assets and income of the Company over the course of the taxable year ending December 31, 2007, as a result, cannot be predicted with certainty as of the date of this registration statement. In addition, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

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

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

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

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

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

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Readers may review a copy of the Company’s filings with the U.S. Securities and Exchange Commission (“the “SEC”), including exhibits and schedules filed with it, at the SEC’s public reference facilities in 100 Fifth Street, N.E., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC in 100 Fifth Street, N.E., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0220 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

Readers may read a copy of any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

Any of the documents referred to above can be viewed at the offices of the Company’s solicitors, MacNeill Law, at Suite 950, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3. All of the documents referred to above are in English.

THE COMPANY IS REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. REPORTS AND OTHER INFORMATION FILED BY THE COMPANY WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC’S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS EXEMPT FROM THE RULES UNDER THE SECURITES EXCHANGE ACT OF 1934, AS AMENDED, PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND THE COMPANY’S OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934, AS

AMENDED. AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

I.	Subsidiary Information

Not applicable.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

During the period covered by this report, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting

As this report is required for U.S. reporting purposes, we are a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and we are a “non-accelerated filer” as defined in Rule 12b-2 of the Exchange Act, we are not required to file our management’s report on internal control over financial reporting until our annual report for the year ended December 31, 2007, and assuming we remain a non-accelerated filer“, we are not required to have an auditor provide an attestation on our management’s report on internal control over financial reporting until our annual report for the year ended December 31, 2008.

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as is appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), were effective at that time to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.  In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management.  Management intends to formalize certain of its procedures.  Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures.  It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to the effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives.  Lapses in the disclosure controls and procedures could occur and/or mistakes could happen.  Should such occur, the Company will take reasonable steps necessary to minimize the consequences thereof.

Item 16A. Audit Committee Financial Expert

As of the date of this report, the Company’s Board had not yet determined whether one of its audit committee members met the requirements set forth under the SEC rules to be deemed to be an “audit committee financial expert” however, management believes that William McCartney meets these requirements. Mr. McCartney is an “independent director” section 121B and section 803 of the AMEX company guide and AMEX listing standards, as such standards may be amended and modified.

Item 16B. Code of Ethics

The Board has adopted a written code of conduct for its directors, officers and employees. The Company is committed to the highest standards of legal and ethical business conduct. This Code of Business Conduct and Ethics (the “Code”) summarizes the legal, ethical and regulatory standards that the Company must follow and serves as a reminder to the directors, officers and employees, of the seriousness of that commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company.

A copy of the Code in full text is available on the Company’s website www.exeterresource.com. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Fees billed by MacKay LLP (“MacKay”) for professional services totaled $42,693 for the year ended December 31, 2006 and $26,227 for the year ended 2005. Such fees were for the audit of the Company’s annual consolidated financial statements and for services in connection with statutory and regulatory filings for that fiscal year.

Audit-Related Fees

Fees for audit-related services totaled $ nil for the years ended December 31, 2006 and 2005.

Tax Fees

Fees for tax services billed by MacKay totaled $4,302 for the year ended December 31, 2006 and $6,964 for the year ended December 31, 2005.

All other Fees

No other fees were billed by MacKay for the years ended December 31, 2006 and 2005.

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

There were no fees in 2006 or 2005 that were not pre-approved by the audit committee. All services described above under the captions “Audit Fees”, “Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

Item 16D. Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

Item 17. Financial Statements

The Company's consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 19 to the December 31, 2006 audited consolidated financial statements.

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

Audited Consolidated Financial Statements

Auditor’s Report, dated March 19, 2007.

Consolidated Balance Sheets at December 31, 2006 and 2005.

Consolidated Statements of Operations for the years ended December 31, 2006, 2005, and 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004.

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2006, 2005, and 2004.

Notes to the Consolidated Financial Statements.

(B) Index to Exhibits:

Exhibit No.	Name of Exhibit
1 (1)	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws
4.1 (1)	Agreement amongst the Company and Cognito Limited and Rowen Limited regarding the acquisition of a 50% interest in Cognito by the Company, dated January 18, 2003.
4.2 (1)	Agreement amongst the Company and Cognito Limited and Rowen Limited regarding the acquisition of a further 50% interest in Cognito by the Company, dated April 30, 2003.
4.3 (1)	Agreement between Cognito Limited and Martin Antonio Carotti and Claudia Viviana Rubenstein regarding the option of the Don Sixto property, dated February 7, 2003.
4.4 (1)	Agreement between the Company and Yale Simpson and Sofisco Nominees Limited regarding the purchase of a 100% interest in Estelar Resources Limited, dated May 2003.
4.5 (1)	Agreement between Estelar Resources Limited and Minera Rio de la Plata S.A. regarding the acquisition of an interest in 3 mineral projects by Estelar dated, October 1, 2003.
4.6 (1)	Agreement between the Company and CVSA, dated December 30, 2003.
4.7 (2)	Agreement amongst the Company and Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. regarding exploration of properties in the Maricunga region of Chile, dated October 11, 2005.
4.8 (2)	Agreement between the Company and Rio Tinto Mining and Exploration Limited regarding exploration in Southern Chile, dated May 9, 2006.
8 (2)	List of Subsidiaries
10 (2)	Memorandum and Articles of Association
12.1 (2)	Section 302 CEO Certification
12.2 (2)	Section 302 CFO Certification
13.1 (2)	Section 906 CEO Certification
13.2 (2)	Section 906 CFO Certification

(1)	Incorporated by reference to Form 20-F filed August 2005.
(2)	Incorporated by reference to Form 20-F filed April 2006.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

EXETER RESOURCE CORPORATION

Date: April 2, 2007	/s/Bryce Roxburgh

Bryce Roxburgh, Chief Executive Officer

(Principal Executive Officer)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years Ended December 31, 2006, 2005 and 2004

Exeter Resource Corporation
Consolidated Financial Statements (Expressed in Canadian Dollars)
Years Ended December 31, 2006, 2005 and 2004 Page

CHARTERED ACCOUNTANTS MacKay LLP	1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

Auditors' Report

To the Shareholders of

Exeter Resource Corporation

We have audited the consolidated balance sheets of Exeter Resource Corporation as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations, cash flows, shareholders’ equity and deferred exploration costs for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinions.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

“MacKay LLP”

Vancouver, Canada.	Chartered Accountants

March 19, 2007

mackay.ca refers to the Canadian firm MacKay LLP

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)
December 31,	2006	2005

Assets

Current
Cash and cash equivalents (notes 2 and 6)	$14,511,062	$7,788,697
Other receivables and prepaid expenses	98,795	69,383
Goods and services tax recoverable	24,861	35,300
	14,634,718	7,893,380
Property and equipment (notes 2 and 7)	203,358	118,423
Mineral properties and deferred costs (notes 2 and 8)	21,052,423	10,631,943
	$35,890,499	$18,643,746

Liabilities
Current
Accounts payable and accrued liabilities	$1,884,769	$390,685
Due to related parties (note 12)	376,616	164,113
	2,261,385	554,798

Share Capital and Deficit
Share capital (note 9)	46,230,295	27,802,270
Contributed surplus (note 11)	4,588,941	2,188,160
Deficit	(17,190,122)	(11,901,482)
	33,629,114	18,088,948
	$35,890,499	$18,643,746

Approved by the Directors:

“Yale Simpson”	Director
“Bryce Roxburgh”	Director

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Operations (Expressed in Canadian Dollars)
For the years ended December 31,	2006	2005	2004

Income
Interest income	$226,977	$41,335	$48,865

Expenses
Accounting and audit	99,019	72,394	35,359
Amortization	40,699	21,179	12,658
Bank charges	21,623	6,250	5,488
Consulting and administration salaries	559,902	182,893	85,198
Investor relations	554,688	557,332	296,437
Legal fees	179,551	139,273	79,632
Loss on write-off of mineral properties and deferred costs (note 8)	439,842	-	85,965
Management fees	365,113	60,000	132,000
Office and miscellaneous	78,531	41,373	30,442
Property examination costs	84,055	355,149	59,409
Rent	51,892	41,287	19,791
Stock-based compensation (note 10)	2,384,845	1,886,463	269,196
Stock exchange listing and filing fees	116,565	69,228	51,891
Telecommunications	20,519	9,830	8,552
Transfer agent	20,030	7,723	10,951
Travel and promotion	463,921	291,055	100,754
	5,480,795	3,741,429	1,283,723

Loss before other items	(5,253,818)	(3,700,094)	(1,234,858)
Gain/(loss) on conversion of foreign currencies	(34,822)	7,953	(36,238)
Loss for the year	$(5,288,640)	$(3,692,141)	$(1,271,096)
Basic and diluted loss per share	$(0.17)	$(0.20)	$(0.10)
Weighted average number of common shares outstanding	30,688,058	18,128,363	12,917,420

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)
For the year ended December 31,	2006	2005	2004

Operating activities
Loss for the year	$(5,288,640)	$(3,692,141)		$(1,271,096)
Adjustments:
Amortization	40,699	21,179		12,658
Loss on write-off of mineral properties and deferred costs	439,842	-		85,965
Stock-based compensation	2,384,845	1,886,463		269,196
Unrealized loss/(gain) on conversion of foreign currencies	34,822	(7,953)		36,238
	(2,388,432)	(1,792,452)		(867,039)
Changes in non-cash working capital items:
Other receivables and prepaid expenses	(29,412)	(26,448)		(38,457)
Goods and services tax recoverable	10,439	(19,176)		(9,914)
Accounts payable and accrued liabilities	10,421	47,591		5,922
Due to related parties	107,724	(24,114)		48,011
	(2,289,260)	(1,814,599)		(861,477)

Financing activities
Issue of share capital for cash	18,975,198	11,455,450		3,206,737
Share issue costs	(531,238)	(307,745)		(312,583)
	18,443,960	11,147,705		2,894,154

Investing activities
Exploration activities
- Accounts payable and accrued liabilities	1,483,663	253,926		47,486
- Due to related parties	104,779	55,040		(18,897)
Acquisition costs of property and equipment	(189,863)	(51,199)		(164,206)
Acquisition of mineral properties	(70,569)	(131,623)		(167,066)
Deferred exploration costs, net of amortization and property examination costs	(10,725,523)	(4,137,379)		(2,719,919)
	(9,397,513)	(4,011,235)		(3,022,602)
Gain/(loss) on conversion of foreign currencies	(34,822)	7,953		(36,238)
Net increase (decrease) in cash and cash equivalents	6,722,365	5,329,824		(1,026,163)
Cash and cash equivalents, beginning of year	7,788,697	2,458,873		3,485,036
Cash and cash equivalents, end of year	$14,511,062	$7,788,697		$2,458,873
Interest paid	$-	$-	$
Income taxes paid	$-	$-		$-
Cash equivalents (note 6) Supplemental cash flow information (note 13)

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Shareholders’ Equity (Expressed in Canadian Dollars)
For the years ended December 31, 2006, 2005, and 2004

		Issued Share Capital
		Number of Shares	Price Per Share	Amount	Share Subscription Advances	Contributed Surplus	Deficit	Total Shareholders' Equity
Balance at December 31, 2003		8,512,837		$ 8,351,774	$ 2,876,980	$ 91,127	$ (6,938,245)	$ 4,381,636

Additions During the Year:
-	Private Placement net of share issue costs of $63,052	4,000,000	$ 1.00	3,736,948	(2,876,980)	-	-	859,968
-	Private Placement net of share issue costs of $76,500	1,400,000	$ 1.00	1,323,500	-	-	-	1,323,500
-	Exercise of agents warrants	288,550	$ 1.35	389,542	-	-	-	389,542
-	Exercise of warrants	1,120,000	$ 0.25	280,000	-	-	-	280,000
-	Exercise of stock options	35,000	$ 0.41	14,175	-	-	-	14,175
-	Contributed surplus allocated on
	exercise of stock options	-	-	4,756	-	(4,756)	-	-
-	Stockbased compensation	-	-	-	-	269,196	-	269,196
-	Agents Warrants	-	-	(28,046)	-	28,046	-	-
-	Contributed surplus allocated on
	exercise of agents warrants	-	-	5,610	-	(5,610)	-	-
-	Net Loss for the year	-	-	-	-	-	(1,271,096)	(1,271,096)
	Balance at December 31, 2004	15,356,387		14,078,259		378,003	(8,209,341)	6,246,921

Additions during the year:
-	Exercise of warrants	155,000	$ 0.22	34,100	-	-	-	34,100
-	Exercise of warrants	175,000	$ 0.23	40,250	-	-	-	40,250
-	Exercise of warrants	1,345,000	$ 0.75	1,008,750	-	-	-	1,008,750
-	Exercise of warrants	47,500	$ 1.35	64,125	-	-	-	64,125
-	Exercise of warrants	80,000	$ 0.41	32,800	-	-	-	32,800
-	Exercise of warrants	149,750	$ 0.76	113,810	-	-	-	113,810
-	Exercise of warrants	15,625	$ 0.85	13,281	-	-	-	13,281
-	Exercise of warrants	40,000	$ 0.90	36,000	-	-	-	36,000
-	Exercise of warrants	50,000	$ 1.00	50,000	-	-	-	50,000
-	Private Placement net of share issue costs of $158,134	1,907,667	$ 1.30	2,131,066	-	-	-	2,131,066
-	Private Placement net of share issue costs of $207,461	5,979,334	$ 1.30	7,565,673	-	-	-	7,565,673
-	Finders Fee	44,500	$ 1.30	57,850	-	-	-	57,850
-	Acquisition of Cognito	2,500,000	$ 1.00	2,500,000	-	-	-	2,500,000
-	Contributed surplus allocated on exercise of stock options	-	-	76,306	-	(76,306)	-	-
-	Stockbased compensation	-	-	-	-	1,886,463	-	1,886,463
-	Net Loss for the year	-	-	-	-	-	(3,692,141)	(3,692,141)
Balance at December 31, 2005		27,845,763		27,802,270		2,188,160	(11,901,482)	18,088,948

Additions during the year:
-	Exercise of warrants	2,336,334	$ 1.35	3,154,052	-	-	-	3,154,052
-	Exercise of warrants	3,011,916	$ 1.70	5,120,257	-	-	-	5,120,257
-	Exercise of stock options	167,000	$ 0.22	36,740	-	-	-	36,740
-	Exercise of stock options	125,000	$ 1.00	125,000	-	-	-	125,000
-	Exercise of stock options	40,000	$ 1.08	43,200	-	-	-	43,200
-	Exercise of stock options	50,000	$ 1.10	55,000	-	-	-	55,000
-	Exercise of stock options	35,000	$ 1.17	40,950	-	-	-	40,950
-	Exercise of stock options	125,000	$ 1.20	150,000	-	-	-	150,000
-	Private Placement net of share issue costs of $531,238	3,600,000	$ 2.50	8,468,762	-	-	-	8,468,762
-	Agents Warrants			(221,139)		221,139		-
-	Private Placement	500,000	$ 2.50	1,250,000	-	-	-	1,250,000
-	Contributed surplus allocated on exercise of stock options	-	-	205,203		(205,203)	-	-
-	Stock based compensation	-	-		-	2,384,845		2,384,845
-	Net loss for the year	-	-	-	-		(5,288,640)	(5,288,640)
Balance at December 31, 2006		37,836,013		$46,230,295	$ -	$ 4,588,941	$ (17,190,122)	$ 33,629,114

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)

	Don Sixto	CVSA	Chilean		2006
For the year ended December 31, 2006	Project	Properties	Properties	Other	Total
Exploration Costs
Assays	$ 283,755	$ 72,409	$ 1,986	$ 117	$ 358,267
Consultants and contractors	445,462	20,322	1,198	-	466,982
Drilling	4,014,481	606,873	-	-	4,621,354
Engineering	282,595	24,951	-	590	308,136
Environmental	61,824	5,464	-	551	67,839
Field camp	456,501	89,535	153,577	787	700,400
Geological surveying	239,937	215,723	338,804	58,763	853,227
Geophysical	6,577	-	-	-	6,577
Hydrology	55,477	-	-	-	55,477
IVA and Chilean tax	938,250	168,522	38,161	-	1,144,933
Recording fees	108,905	106,471	28,453	51,066	294,895
Field administration	85,856	99,373	24,827	-	210,056
Metallurgical	60,818	-	-	7,023	67,841
Travel	269,040	177,885	112,036	37,793	596,754
Wages and benefits	753,095	243,618	103,982	20,375	1,121,070
	8,062,573	1,831,146	803,024	177,065	10,873,808
Property examination costs	-	-	-	(84,055)	(84,055)
Total costs incurred during the year	8,062,573	1,831,146	803,024	93,010	10,789,753
Balance of costs, beginning of year	4,976,745	2,117,037	-	120,894	7,214,676
	13,039,318	3,948,183	803,024	213,904	18,004,429
Write-off of costs	-	(71,221)	-	(130,801)	(202,022)
Balance of costs, end of year	$ 13,039,318	$ 3,876,962	$ 803,024	$ 83,103	$ 17,802,407

For the year ended December 31, 2005	Don Sixto Project	CVSA Properties	Other	2005 Total
Exploration costs
Assays	$ 153,139	$ 114,836	$ 3,619	$ 271,594
Consultants and contractors	54,619	20,896	5,580	81,095
Drilling	927,275	246,826	-	1,174,101
Engineering	207,644	-	-	207,644
Environmental	31,488	-	-	31,488
Field camp	255,815	65,674	25,215	346,704
Geological surveying	402,013	141,984	138,798	682,795
Geophysics	20,136	8,848	-	28,984
Hydrology	8,609	-	-	8,609
IVA tax	235,947	77,766	-	313,713
Field administration	76,951	105,402	34,632	216,985
Metallurgical	167,227	-	-	167,227
Recording fees	38,293	57,355	8,569	104,217
Travel	163,105	145,061	92,450	400,616
Wages and benefits	310,384	157,381	39,592	507,357
	3,052,645	1,142,029	348,455	4,543,129
Property examination costs	(29,131)	-	(326,018)	(355,149)
Total costs incurred during the year	3,023,514	1,142,029	22,437	4,187,980
Balance of costs, beginning of year	1,953,231	975,008	98,457	3,026,696

Balance of costs, end of year	$ 4,976,745	$ 2,117,037	$ 120,894	$7,214,676

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)

For the year ended December 31, 2004	Don Sixto Project	CVSA Properties	Other	2004 Total
Exploration costs
Assays	$ 100,950	$ 38,739	$ 7,159	$ 146,848
Camp	223,935	58,898	14,691	297,524
Consultants and contractors	203,238	204,570	41,817	449,625
Drilling	501,032	131,968	-	633,000
Engineering	64,846	- -	-	64,846
Environmental	11,105	1,326	1,414	13,845
Geological surveying	175,770	69,912	4,824	250,506
Geophysics	3,648	- -	32,643	36,291
IVA tax	131,781	67,697	-	199,478
Field administration	34,315	53,335	4,197	91,847
Metallurgical	20,954	- -	-	20,954
Recording fees	73,710	101,744	7,485	182,939
Travel	68,920	131,301	27,211	227,432
Wages and benefits	106,158	79,990	17,976	204,124
	1,720,362	939,480	159,417	2,819,259
Property examination costs	-	- -	(59,409)	(59,409)
Total costs incurred during the year	1,720,362	939,480	100,008	2,759,850
Balance of costs, beginning of year	232,869	35,528	84,414	352,811
	1,953,231	975,008	184,422	3,112,661
Write-off of costs	-	-	(85,965)	(85,965)
Balance of costs, end of year	$ 1,953,231	$ 975,008	$ 98,457	$ 3,026,696

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

1.	Nature of Business and Continued Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and, together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Argentina and Chile.

These financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and the profitable production or disposition of such reserves.

2.	Significant Accounting Policies

a)	Mineral properties and deferred costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment. If a property is put into production, the cost of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amount.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may by affected by such defects.

b)	Property examination costs

Property examination costs represent the current costs of evaluating the potential merit of mineral properties in which the Company currently has no continuing interest. As no continuing interest has been acquired in the evaluated mineral properties, all related costs are expensed in the year incurred.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

2.	Significant Accounting Policies (Continued)

c)	Asset retirement obligations

Asset retirement obligations are recognized for expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

d)	Cash and cash equivalents

For the purpose of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities, at the balance sheet date, of 90 days or less. The Company places its cash and cash investments with institutions of high-credit worthiness.

e)	Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i)	Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date.
ii)	Non-monetary items, at the historical rate of exchange.
iii)	Deferred exploration and administration costs, at the average during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in the Statements of Operations.

f)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Canada
Equipment	Declining balance - 20%
Website	Straight-line - 3 years
Computer equipment	Declining balance - 30%
Computer software	Declining balance - 100%
Office equipment	Declining balance - 20%
Leasehold improvements	Straight line - 5 years

In the year of acquisition, amortization is recorded at one-half the normal rate on assets located in Canada, except for leasehold improvements.

Argentina
Equipment including vehicles	Straight-line - 3 years
Computer equipment	Straight-line - 3 years
Computer software	Straight-line - 2 years

Chile
Equipment	Straight-line - 12 years
Computer software	Straight-line - 3 years
Office equipment	Straight-line - 3.5 years

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

2.	Significant Accounting Policies (Continued)

g)	Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive. Accordingly, basic and diluted loss per share is the same.

h)	Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

i)	Stock-based compensation

The Company has adopted an incentive stock option plan, which is described in note 10.

All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities. Compensation expense is recognized in the Statement of Operations over the vesting period.

j)	Income taxes

Income taxes are accounted for using the future income tax method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

k)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are mineral property valuation including asset retirement obligations, valuation of future income tax benefits and contingent liabilities. Actual results could differ from those estimates.

3.	Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company, are either recognized or disclosed, in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

3.	Financial Instruments (Continued)

Certain financial instruments of the Company include amounts translated from foreign currencies into Canadian dollars. Listed below are the relevant instruments and the amounts of foreign currency included in their balances:

	2006		2005
	Argentine Pesos	Chilean Pesos	Argentine Pesos
Cash and cash equivalents	2,636,248	29,024,679	251,993
Other receivables and prepaid expenses	166,265	2,989,878	64,378
Accounts payable and accrued liabilities	3,706,391	26,370,114	533,232
Rate to convert to $1.00 CDN	0.377	0.002154	0.386

4.	Principles of Consolidation

The consolidated financial statements include the accounts of the following subsidiaries:

Incorporation	Percentage of Ownership
Estelar Resources Limited	British Virgin Islands	100%
Cognito Limited	British Virgin Islands	100%
Sociedad Contractual Minera Eton Chile	Chile	100%

5.	Investments in Subsidiaries

a)	Cognito Limited

By a Principles of Agreement dated October 27, 2002, and an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right to earn a 100% interest in Cognito Limited ("Cognito"). Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty, in the Don Sixto Project. (see note 8a)

Effective July 22, 2003, the Company had issued 1,600,000 shares and paid $25,000 for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totaled $2,908. At that date, the fair value of the consideration paid for that right was $347,908, which has been recorded as mineral property acquisition cost.

Effective July, 2005 the Company exercised its option to acquire a 100% interest in Cognito and issued 2,500,000 shares, at a price of $1.00 per share to hold a 100% interest in Cognito.

b)	Estelar Resources Limited

By an agreement dated May 2003, the Company acquired the rights to a 100% interest in Estelar Resources Limited (“Estelar”). Effective July 22, 2003, the Company acquired a 100% interest in Estelar for consideration of 1,000,000 shares (issued at a price of $0.235 per share). At that date, the fair value of the assets acquired was $237,820, which was recorded as a mineral property acquisition cost. Direct costs of the acquisition totaled $2,820

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

6.	Cash and Cash Equivalents
	2006	2005
Cash	$14,511,062	$ 623,697
Cashable Guaranteed Investment Certificates	-	7,165,000
	$14,511,062	$ 7,788,697

7.	Property and Equipment
	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada
Computer equipment	$ 48,590	$ 21,608	$ 26,982	$ 34,690	$ 11,591	$ 23,099
Website	25,898	25,898	-	25,898	17,533	8,365
Leasehold improvements	26,882	12,952	13,930	11,404	1,170	10,234
Equipment	44,178	6,874	37,304	8,500	2,007	6,493
Computer software	5,767	5,767	-	5,764	5,764	-
Office equipment	15,108	2,545	12,563	4,502	730	3,772
	166,423	75,644	90,779	90,758	38,795	51,963
Argentina
Equipment including vehicles	194,703	137,041	57,662	137,951	80,924	57,027
Computer equipment	24,487	14,410	10,077	16,011	6,578	9,433
Computer software	3,969	3,492	477	3,216	3,216	-
	223,159	154,943	68,216	157,178	90,718	66,460
Chile
Equipment	45,570	3,787	41,783	-	-	-
Computer software	959	27	932	-	-	-
Office equipment	1,688	40	1,648	-	-	-
	48,217	3,854	44,363	-	-	-
	$ 437,799	$ 234,441	$ 203,358	$ 247,936	$ 129,513	$ 118,423

8.	Mineral Properties and Deferred Costs
	2006
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
Don Sixto	$ 3,076,444	$ 13,039,318	$ -	$ 16,115,762
CVSA Properties	128,572	3,948,183	(71,221)	4,005,534
Chilean Properties	-	803,024	-	803,024
Other	282,820	213,904	(368,621)	128,103
	$ 3,487,836	$ 18,004,429	$ (439,842)	$ 21,052,423
	2005
Don Sixto	$ 3,025,875	$ 4,976,745	$ -	$ 8,002,620
CVSA Properties	128,572	2,117,037	-	2,245,609
Estelar Properties	237,820	120,435	-	358,255
MRP Properties	25,000	459	-	25,459
	$ 3,417,267	$ 7,214,676	$ -	$ 10,631,943

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

8.	Mineral Properties and Deferred Costs (Continued)

a)	Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% net smelter returns royalty (“NSR”) which may be purchased for US$1 million) in the Don Sixto Project (formerly the La Cabeza Project) (comprised of seven mineral concessions), located in Mendoza Province, Argentina, for consideration of cash payments totaling US$525,000 payable as follows:

-	US$5,000 due December 15, 2002; (Paid)
-	US$15,000 on or before December 15, 2003; (Paid)
-	US$25,000 on or before December 15, 2004; (Paid)
-	US$35,000 on or before December 15, 2005; (Paid)
-	US$45,000 on or before December 15, 2006; (Paid) and
-	US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

The Company may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78,000. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75,000. The previous owners of the property will continue to use the property, outside the proposed mine area, for grazing of livestock and retain the right to re-acquire the property upon completion of mining activities.

b)	CVSA Properties - Argentina

By an Exploration and Option Agreement, dated December 30, 2003, Estelar has the right to earn a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of cash payments of US$100,000 (paid) and incurring US$3,000,000 (incurred) in exploration expenditures before December 30, 2009.

Once Estelar has incurred exploration expenditures of US$3,000,000 and completed 10,000 metres of drilling on any one of the projects, the vendor retains the right to buy back a 60% interest in that project, by paying Estelar an amount equal to 2.5 times its exploration expenditures on the project and funding a bankable feasibility study on the prospect. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing Estelar’s share of mine development costs. Should the vendor elect not to exercise its back in right, its interest will revert to a 2% NSR on that project.

c)	Chilean Properties
i)	Southern Chile

By agreement dated May 9, 2006, the Company has the right to acquire exploration titles and conduct exploration on 48 targets in southern Chile. Under the terms of the agreement, upon the completion of 5,000 meters of drilling on a project, the vendor has a once-only right to “back-in” to a 60% participating interest on that project by paying the Company three times the amount of its exploration expenditures incurred on that project. A “project” is defined as a 10 kilometer area of interest surrounding any of the 48 targets included under the agreement. If the vendor does not elect to exercise its back-in right, it will be entitled to a 1% net smelter return from any production that project. The agreement replaces the agreement with the vendor, dated March 8, 2005, which gave the Company the right to review exploration data in southern Chile.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

8.	Mineral Properties and Deferred Costs (Continued)

ii)	Maricunga Properties

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

Upon completion of a feasibility study, and where a decision is made to develop a property, the parties will share development costs pro rata, or dilution will apply.

d)	Other Properties

i)	Estelar Properties - Argentina

Estelar has acquired a 100% interest in the Quispe, Rosarita and Uspallata Projects (comprised of five mining concessions), located in Catamarca and San Juan Provinces, Argentina, for consideration of a 2% NSR from any future production from the properties. There are no expenditure commitments on the properties.

ii)	MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750,000) in the Agua Nueva, La Ramada and Rosarita South Projects (comprised of forty-five mineral concessions), located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of cash payments totaling $440,000, as follows:

-	$5,000 on signing of the Agreement; (paid);
-	$7,500 on or before October 1, 2004; (paid);
-	$12,500 on or before October 1, 2005; (paid)
-	$20,000 on or before October 1, 2006; (paid)
-	$25,000 on or before October 1, 2007;
-	$30,000 on or before October 1, 2008;
-	$40,000 on or before October 1, 2009; and
-	$50,000 on or before October 1 of each year thereafter to 2015.

In the event a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

iii) Papagallos Properties - Argentina

By an agreement dated November 1, 2003, the Company obtained the right to acquire a 100% interest in the Papagallos Project (comprised of five mineral concessions, of which one was subject to a 2% NSR) located in the Mendoza Province of Argentina for consideration of exploration and cash payments totaling US$3,500,000. In 2004, the Company abandoned this project, and, accordingly, the related capitalized costs were written-off to operations.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

9.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its stock as follows:

	2006		2005
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	27,845,763	$ 27,802,270	15,356,387	$ 14,078,259
Issued during the year for:
Cash	9,990,250	18,975,198	9,944,876	11,455,450
Property	-	-	2,500,000	2,500,000
Finders fee	-	-	44,500	57,850
Contributed surplus allocated	-	205,203	-	76,306
Share Issue costs	-	(752,376)	-	(365,595)
Balance, end of year	37,836,013	$ 46,230,295	27,845,763	$ 27,802,270

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2006:

a)

The Company completed a private placement financing consisting of 3,600,000 units, at a price of $2.50 per unit, for a total consideration of $9,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $3.00 per share on or before April 4, 2008 except that in the event that the closing price of the Company’s stock exceeds $3.25 for ten consecutive trading days after February 5, 2007, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and, in such case, the warrants will expire on the 30th calendar day after such notice.

The Company paid costs totaling $752,376 in connection with this private placement comprised of a finder’s fee of $450,000 cash, the issuance of 252,000 agents’ warrants, with a fair value of $221,139, (see note 10) and legal costs of $81,237. Each agents warrant entitles the holder to purchase one common share at a price of $2.50 per share, on or before April 4, 2008.

b)

The Company completed a private placement financing consisting of 500,000 units, at a price of $2.50 per unit, for a total consideration of $1,250,000. Each unit consisted of one common share and one- half share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $3.00 on or before April 18, 2008 except that in the event that the closing price of the Company’s stock exceeds $3.25 for ten consecutive trading days after February 19, 2007, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and, in such case, the warrants will expire on the 30th calendar day after such notice.

c)	The Company issued 5,348,250 shares for proceeds of $8,274,308 upon the exercise of warrants as follows: 2,336,334 shares at a price of $1.35; 3,011,916 shares at a price of $1.70.

d)

The Company issued 542,000 shares for proceeds of $450,890 upon the exercise of stock options as follows: 167,000 shares at a price of $0.22; 125,000 shares at a price of $1.00; 40,000 shares at a price of $1.08; 50,000 shares at a price of $1.10; 35,000 shares at a price of $1.17; 125,000 shares at a price of $1.20.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

9.	Share Capital (Continued)

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2005:

a)

The Company completed a private placement financing consisting of 1,907,667 units, at a price of $1.20 per unit, for a total consideration of $2,289,200. Each unit consisted of one share and one-half share purchase warrant. Each whole share purchase warrant was exercisable to acquire one additional share at a price of $1.35 on or before April 14, 2006.

The Company paid costs totaling $158,134 in connection with this private placement.

b)

The Company completed a private placement financing consisting of 5,979,334 units, at a price of $1.20 per unit, for total consideration of $7,773,134. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

The Company paid share issuance costs totaling $149,611 and issued 44,500 units, with a fair value of $57,850, as finders’ fees in connection with this private placement. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

c)

The Company issued 1,722,500 shares for proceeds of $1,147,225 upon the exercise of warrants as follows: 155,000 shares at a price of $0.22 per share; 175,000 shares at a price of $0.23; 1,345,000 shares at a price of $0.75; and 47,500 shares at a price of $1.35.

d)

The Company issued 335,375 shares for proceeds of $245,891 upon the exercise of stock options as follows: 80,000 shares at a price of $0.41; 149,750 shares at a price of $0.76; 15,625 shares at a price of $0.85; 40,000 shares at a price of $0.90; and 50,000 shares at a price of $1.00.

In addition, an amount totaling $76,306, representing stock-based compensation recognized on vesting of the above stock options, was allocated to share capital.

e)	The Company issued 2,500,000 shares at a price of $1.00 for the acquisition of the remaining 50% interest in Cognito.

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2004:

a)

The Company completed a private placement financing consisting of 4,000,000 units, at a price of $1.00 per unit, for total consideration of $4,000,000, of which $2,876,980 was received prior to December 31, 2003. Each unit consisted of one share and one-half of a share purchase warrant. Each whole share purchase warrant was exercisable to acquire one additional share at a price of $1.35 on or before April 12, 2005, except that, in the event the closing price of trading in the Company’s shares equaled or exceeded $1.75 for a period of ten consecutive trading days, the warrants would expire in 30 days.

The Company paid share issuance costs totaling $263,052 in connection with this private placement, of which $26,969 was paid prior to December 31, 2003. In addition, the Company issued 367,700 warrants, with a fair value of $28,046, as finders’ fees in connection with this transaction. Each warrant was exercisable to acquire one share at a price of $1.35 per share on or before April 12, 2005, except that in the event the closing price of trading in the Company’s shares equaled or exceeded $1.75 for a period of ten consecutive trading days, the warrants would expire in 30 days.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

9.	Share Capital (Continued)

During the Year Ended December 31, 2004 (continued):

b)

The Company completed a private placement financing consisting of 1,400,000 units, at a price of $1.00 per unit, for total consideration of $1,400,000. Each unit consisted of one share and one share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $1.35 on or before October 22, 2006. The Company paid finder’s fees of $76,500 in connection with this transaction.

c)

The Company issued 1,408,550 shares for proceeds of $669,542 of which $22,680 was received after the period end, upon the exercise of warrants as follows: 1,120,000 shares at a price of $0.25 per share; and 288,550 shares at a price of $1.35 per share.

In addition, an amount totaling $5,610, representing stock-based compensation recognized on vesting of the above agents’ warrants, was allocated to share capital.

d)	The Company issued 35,000 shares at a price of $0.405 per share for proceeds of $14,175 upon the exercise of stock options.

In addition, an amount totaling $4,756, representing stock-based compensation recognized on the vesting of the above stock options, was allocated to share capital.

10.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan may not exceed 5,893,119. The Board of Directors has amended the Plan to increase the ceiling, subject to shareholder approval, to 7,567,203. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange policy (“TSX-V”)), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

A summary of the status of options granted by the Company, as of December 31, 2006 and 2005 and changes during the years then ended, is as follows:

	2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	4,949,750	$ 1.15	2,714,750	$ 0.93
Forfeited/cancelled	(556,000)	1.75	(405,625)	1.14
Granted	1,755,000	2.62	2,986,000	1.31
Exercised	(542,000)	0.83	(335,375)	0.73
Options outstanding, end of year	5,606,750	$ 1.58	4,959,750	$ 1.15

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

10.	Stock Option Plan (Continued)

At December 31, 2006, the Company had outstanding stock options to acquire 5,606,750 shares as follows:

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2006:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.00 -1.00	308,750	1.64	0.41
1.01 - 2.00	3,968,000	3.25	1.26
2.01 +	1,330,000	4.70	2.79
	5,606,750	3.12	1.58

Stock-based Compensation

The fair values of options and agents warrants granted during the years ended December 31 2006, 2005 and 2004 were estimated, at the grant date, using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected annual volatility	65.82%	67.45%	27.74%
Risk-free interest rate	3.89%	3.44%	3.56%
Expected life	3.50 years	3.26 years	2.28 years
Expected dividend yield	0.00%	0.00%	0.00%

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

10.	Stock Option Plan (Continued)

Based on the above assumptions, the average fair value of each option granted and vested during the year ended December 31, 2006, was $ 1.36; accordingly compensation expense of $2,384,845 was recorded in the statement of operations for the year.

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Warrants

At December 31, 2006 the Company had outstanding share purchase warrants exercisable to acquire 2,302,000 shares as follows:

Number	Exercise Price	Expiry Date
1,800,000	$ 3.00	April 4, 2008
252,000	$ 2.50	April 4, 2008
250,000	$ 3.00	April 18, 2008
2,302,000

11.	Contributed Surplus

	2006	2005
Balance, beginning of year	$ 2,188,160	$ 378,003
Stock-based compensation expense	2,384,845	1,886,463
Agents Warrants	221,139	-
Contributed surplus allocated	(205,203)	(76,306)
Balance, end of the year	$ 4,588,941	$ 2,188,160

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

12.	Related Party Transactions

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company’s business.

A total of $1,204,005 (2005: $681,280; 2004: $576,239) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totaling $282,000 (2005: $144,000; 2004: $147,490) and $58,000 (2005: $21,000; 2004: $nil) for the provision of other consultants was paid or accrued to a corporation of which the President and CEO is a beneficiary.

12.	Related Party Transactions (Continued)

b)

Management and consulting fees totaling $238,000 (2005: $96,000; 2004: $88,000) and share issue costs totaling $8,000 (2005: $nil; 2004: $nil) were paid or accrued to a corporation controlled by the Chairman of the Company.

c)	Management fees of $195,000 (2005: $85,000; 2004: $nil) were paid or accrued to a corporation controlled by the CFO of the company.

d)

Legal fees totaling $120,101 (2005: $105,866; 2004: $92,775) and share issue costs totaling $36,271 (2005: $64,984; 2004: $16,969) were paid or accrued to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

e)	Exploration and development costs totaling $266,633 (2005:$134,000; 2004: $118,497) were paid or accrued to a company controlled by the Company’s Vice President, Exploration and Development.

The above transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

13.	Supplemental Cash Flow Information

The Company incurred non-cash financing and investing activities during the years ended December 31, 2006, 2005 and 2004 as follows:

	2006	2005	2004
Non-cash financing activities:
Issue of share capital for
Share subscription advances	$ -	$ -	$ 2,876,980
Acquisition of mineral properties	-	2,500,000	-
Finder's fees	-	57,850	-
Contributed surplus allocated	205,203	76,306	10,366
Share issue costs	(221,139)	(57,850)	(28,046)
Share subscription advances	-	-	(2,876,980)
Contributed surplus	15,936	(76,306)	17,680
	$ -	$ 2,500,000	$ -
Non-cash investing activity:
Acquisition costs of mineral properties	$ -	$ (2,500,000)	$ -

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

14.	Segmented Information

The Company operates in one business segment, being the acquisition and exploration of mineral properties. The Company’s corporate office provides financial and technical support to its operations in Canada, Argentina and Chile.

The Company’s net assets and net losses by geographical segments are as follows:

December 31, 2006	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 13,452,871	$ 994,656	$ 63,535	$ 14,511,062
Other current assets	54,549	62,562	6,545	123,656
Property and equipment	90,779	68,216	44,363	203,358
Mineral properties and deferred costs	-	20,249,399	803,024	21,052,423
	13,598,199	21,374,833	917,467	35,890,499
Current Liabilities	(805,239)	(1,398,421)	(57,725)	(2,261,385)
	$ 12,792,960	$ 19,976,412	$ 859,742	$ 33,629,114

Net Loss	$ (4,967,850)	$ (315,342)	$ (5,448)	$ (5,288,640)

December 31, 2005	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 7,692,285	$ 96,412	$ -	$ 7,788,697
Other current assets	80,169	24,514	-	104,683
Property and equipment	51,963	66,460	-	118,423
Mineral properties and deferred costs	-	10,631,943	-	10,631,943
	7,824,417	10,819,329	-	18,643,746
Current Liabilities	(350,951)	(203,847)	-	(554,798)
	$ 7,473,466	$ 10,615,482	$ -	$ 18,088,948

Net loss	$ (3,621,282)	$ (70,859)	$ -	$ (3,692,141)

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

15.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2006		2005
Net loss for the year before income tax		$5,289,000		$3,692,000
Combined federal and provincial tax rate		34.1%		34.1%
Income tax recovery at statutory rates		$(1,804,000)		$(1,259,000)
Effect of tax rate change		171,000		-
Unrecognized items for tax purposes		1,561,000		747,000
Non-capital losses expired		38,000		-
Change in valuation allowance		34,000		512,000
Future income taxes (recovery)	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

	2006		2005
Non-capital loss carry forwards – Canada		$1,680,000		$1,089,000
Non-capital loss carry forwards – Argentina		225,000		62,000
Non-capital loss carry forwards – Chile		1,000		-
Exploration and development deductions – Canada		281,000		309,000
Exploration and development deductions - Argentina		-		(62,000)
Property and equipment – Canada		20,000		13,000
Property and equipment – Argentina		-		23,000
Share issue costs		299,000		175,000
		2,506,000		1,609,000
Valuation allowance		(2,506,000)		(1,609,000)
	$	Nil	$	Nil

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $5,419,000 expire as follows:

2007	$128,000
2008	137,000
2009	159,000
2010	200,000
2014	882,000
2015	1,588,000
2026	2,325,000
$5,419,000

At December 31, 2006, the Company has unclaimed Canadian resource and other deductions in the amount of $905,000 (2005 - $905,000) which may be deducted against future taxable income on a discretionary basis.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

15.	Income Taxes (Continued)

In addition, the Company has share issue costs totaling $965,000 (2005 - $513,000) which have not been claimed for income tax purposes.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

16.	Contractual Obligations

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 8). Other financial commitments are summarized in the table below:

	Payments Due by Year
	Total	2007	2008 - 2009	2010 - 2011	After 2011
Office leases	$ 375,120	$ 78,424	$ 159,848	$ 102,636	$ 34,212
Total	$ 375,120	$ 78,424	$ 159,848	$ 102,636	$ 34,212

17.	Subsequent Events

Subsequent to December 31, 2006, the Company granted, subject to shareholder approval, the following:

(i)	785,000 stock options exercisable at a price of $2.52 per share on or before February 1, 2012.

(ii)	220,000 stock options exercisable at a price of $2.52 per share on or before February 13, 2012.

The fair value of the stock options reflected above has not been presented as the compensation expense will be measured at the date that the shareholder approval is received.

18.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s consolidated financial statement presentation.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

19.	Differences between Canadian and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The material measurement differences between GAAP in Canada and the United States that would have had an effect on these consolidated financial statements are as follows:

Balance Sheet
(i) Mineral Properties and Deferred Costs	2006	2005
Mineral properties and deferred costs - under Cdn GAAP	$21,052,423	$10,631,943
Add back write-off of mineral properties - under Canadian GAAP	439,842	-
Mineral property expenditures expensed - under US GAAP	(21,492,265)	(10,631,943)
Mineral properties and deferred costs - under US GAAP	$-	$-

(ii)Shareholders Equity	2006	2005
Shareholders Equity - under Cdn GAAP	$33,629,114	$18,088,948
Deficit - under Canadian GAAP	17,190,122	11,901,482
Deficit - under US GAAP	(38,242,545)	(22,533,425)
Shareholder’s Equity - under US GAAP	$12,576,691	$7,457,005

Statement of Operations and Deficit	2006	2005	2004
Loss for the year - under Cdn GAAP	$(5,288,640)	$(3,692,141)	$(1,271,096)
Add back write-off of mineral properties - under Canadian GAAP	439,842	-	85,965
Mineral property expenditures expensed - under US GAAP	(10,860,322)	(6,819,603)	(2,926,916)
Loss for the year - under US GAAP	$(15,709,120)	$(10,511,744)	$(4,112,047)

Basic and diluted loss per share - under US GAAP	$0.51	$0.58	$0.32
	2006	2005	2004
Deficit under US GAAP - beginning of year	$22,533,425	$12,021,681	$7,909,634
Loss - under US GAAP	15,709,120	10,511,744	4,112,047
Deficit - under US GAAP - end of year	$38,242,545	$22,533,425	$12,021,681

Statement of Cash Flows	2006	2005	2004
Operating Activities - under CDN GAAP	$(2,289,260)	$(1,814,599)	$(861,477)
Acquisition of mineral properties	(70,569)	(131,623)	(167,066)
Exploration activities - accounts payable	1,588,442	308,965	28,589
Deferred exploration costs, net of amortization and property examination costs	(10,725,523)	(4,137,379)	(2,719,919)
Operating Activities - under US GAAP	$(11,496,910)	$(5,774,636)	$(3,719,873)

Investing Activities - under CDN GAAP	$(9,397,513)	$(4,011,235)	$(3,022,602)
Acquisition of mineral properties	70,569	131,623	167,066
Exploration activities - accounts payable	(1,588,442)	(308,966)	(28,589)
Deferred exploration costs, net of amortization and property examination costs	10,725,523	4,137,379	2,719,919
Investing activities - under US GAAP	$(189,863)	$(51,199)	$(164,206)

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

19.	Differences between Canadian and US Generally Accepted Accounting Principles (Continued)

Exploration expenditures

For US GAAP purposes, the Company expenses exploration expenditures when incurred. When proven and probable reserves are determined for a property, subsequent development costs of the property will be capitalized. The capitalized costs of such properties will then be measured, on a periodic basis for recoverability of carrying values. Acquisition costs of mineral properties containing proven and probable resources will be capitalized for US GAAP purposes.

New accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (“FIN No. 48”), which became effective for the Company on January 1, 2007. This interpretation clarifies the accounting for income tax benefits that are uncertain in nature. Under FIN No. 48, a company will recognize a tax benefit in its financial statements for an uncertain tax position only if management’s assessment is that its position is “more likely than not” (i.e. a greater than 50 percent likelihood) to be upheld on audit based only on the technical merits of the tax position. This accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, interest and penalties recognition, and accounting for the cumulative effect adjustment. The new interpretation is intended to provide better financial statement comparability among companies.

Required annual disclosures include a tabular reconciliation of unrecognized tax benefits at the beginning and end of the fiscal period; the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate; the amounts of interest and penalties recognized in the financial statements; any expected significant impacts from unrecognized tax benefits on the financial statements over the subsequent 12-month reporting period; and a description of the tax years remaining to be examined in major tax jurisdictions. FIN No. 48 is effective for fiscal years beginning on or after December 15, 2006. The Company is currently assessing the impact, if any, that the adoption of FIN No. 48 will have on its financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“FAS No. 157”), which will become effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact, if any, to the Company from the adoption of FAS 157 in 2008 will depend on the nature of the Company’s assets and liabilities at the time that they are required to be measured at fair value.

In September 2006, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) SAB No. 108. SAB No.108 provides guidance on how prior year misstatements should be taken into consideration when qualifying misstatements in current years financial statements for purposes of determining whether the current years’ financial statements are materially misstated. SAB No. 108 permits companies to record the cumulative effect of initial adoption by recording the necessary “correcting” adjustments to the carrying values of assets and liabilities as of the beginning of the 2006 year with the offsetting adjustments recorded to the opening balance of retained earnings. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. The application of SAB No. 108 did not have an impact on the Company’s consolidated balance sheets, statements of operations or statements of shareholders’ equity for 2006, 2005 or 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2006

Conversions
Au	Gold
Ag	Silver
g/t	grams per tonne
oz	ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
km	kilometre
1 kilometre	.62 miles
1 metre	3.28 feet

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 26, 2007

REPORT ON OPERATIONS

Operations

During 2002, the Company focused on the acquisition of mineral properties and securing capital for the exploration of those properties.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its principal and most advanced property, La Cabeza which was recently renamed Don Sixto. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for the Company.

In 2004, the Company expanded its exploration team, based in Mendoza City, Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage; and one, the Don Sixto project, moved to the evaluation stage. The acquisition and initial exploration of a portfolio of Patagonia gold projects, acquired through an alliance with Cerro Vanguardia S.A. (“CVSA”), led to the drilling of the Cerro Moro and Cerro Puntudo projects.

In 2005, the Company continued with the exploration programs initiated in 2004, and advanced its Don Sixto project through continued drilling programs and engineering studies. In addition, during the year, the Company commenced work on projects in Chile that were acquired through agreements with Rio Tinto Mining and Exploration Limited (“Rio Tinto”) and Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A (“Anglo American”).

In 2006, the Company continued its exploration program on its Don Sixto project with the objective of expanding the resources outlined in its 2005 Resource Estimate Study and raising the level of confidence in that resource estimate. The Company advanced its exploration activities in Patagonia on its projects held through the alliance with CVSA, and in Chile continued work on the Caspiche property. The Company also entered into a new agreement with Rio Tinto which gave the Company the right to explore 48 targets in Southern Chile.

A summary of the Company’s mineral properties follows:

PRINCIPAL PROJECT

ARGENTINA

Don Sixto (La Cabeza) – Mendoza

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project in Argentina. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% net smelter royalty (“NSR”) in favor of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totaling US$125,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR outright for US$1,000,000.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 176 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with Minera Rio de la Plata, described below. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), who spent approximately US$3.3 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. The Don Sixto mineralization is described as low-sulphidation epithermal. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material utilizing conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration program partially delineated multiple zones of gold mineralization within a 4 square kilometre area and led to resource calculations followed by an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a “qualified person” (“QP”) as described in the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were “inferred resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code.

Robert Harley, formerly Exeter’s Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter’s Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US $67,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to continue grazing livestock away from the contemplated mining operations.

Exploration and Development Studies

Background – 2003-2006

In November 2003, the Company retained independent engineer Sandercock and Associates Pty Ltd (“Sandercock”), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the board could determine parameters and timing for a full feasibility study. Resources were estimated mid 2005 based on detailed drilling conducted during 2004 and early 2005. The development study was completed by 2005 year end, with selected study results posted on the Company’s website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and were completed in December 2006. The discovery drilling program was designed to increase available resources at the project, while confirmation drilling will lift resources categorized as “inferred” to the “indicated” or “measured” categories.

Resource Estimates and Development Studies

Following detailed drilling in 2004 and early 2005, the Company contracted Hellman & Schofield (“H&S”), of Sydney, Australia, to provide an independent estimate of gold resources at Don Sixto. The report estimated an “indicated resource” at Don Sixto of 390,000 ounces of gold (6.2 million tonnes at an average grade of 2.0 g/t gold) and an “inferred resource” of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut-off grade of 0.5 g/t. At a higher, 1.0 g/t gold cut-off grade, the “indicated resource” was estimated to be 3.5 million tonnes at a grade of 3.0 g/t gold, for 330,000 ounces, and the “inferred resource” was estimated to be 4.8 million tonnes at 2.2 g/t gold, for 340,000 ounces.

Indicated and Inferred Resources

Indicated (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,240,000	3.08	123,000
Ojo	1,740,000	2.22	124,000
Luna	1,870,000	1.57	94,000
Mandibula	1,330,000	1.16	50,000
Total	6,200,000	2.0	390,000
Inferred (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	2,400,000	1.67	129,000
Ojo	1,530,000	0.93	46,000
Luna	3,620,000	1.16	135,000
Mandibula	3,970,000	1.03	131,000
Cachete	350,000	3.08	35,000
Labio East	100,000	4.44	14,000
Labio South	70,000	2.45	6,000
Labio West	80,000	1.67	4,000
Total	12,100,000	1.3	500,000
Indicated (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	910,000	3.93	115,000
Ojo	910,000	3.62	106,000
Luna	1,120,000	2.15	77,000
Mandibula	530,000	1.83	31,000
Total	3,500,000	3.0	330,000
Inferred (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,260,000	2.53	102,000
Ojo	380,000	1.67	20,000
Luna	1,270,000	2.01	82,000
Mandibula	1,260,000	1.76	71,000
Cachete	330,000	3.39	36,000
Labio East	90,000	4.96	14,000
Labio South	70,000	2.45	6,000
Labio West	90,000	2.04	6,000
Total	4,800,000	2.2	340,000

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula zones applied Multiple Indicator Kriging (“MIK”) methodology to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of AMDAD. The revised resources were estimated using an additional 67 holes, totaling 4,798 metres of drilling and 2,050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete zone resource was re-calculated internally by Exeter utilizing a manual polygonal cross sectional method of estimation. Although new, three-dimensional, geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at that time, due to a lack of drilling density. The previous resource estimates and assumptions for the Labio East, South and West zones were utilized, because the 2004 program did no new work in relation to the drilling database for these zones. These estimates will be revised with the benefit of results from the recent drilling in these zones.

AMDAD also carried out conceptual pit designs for the Cuello, Luna, Ojo, and Mandibula zones, which showed that, in addition to the indicated resource within pit perimeters, a significant proportion of the inferred resource remained within the potential open pits.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent from some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones are as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the test work included:

Grind Size: The samples must be ground to a fine particle size to optimize gold liberation in the “carbon in leach” (“CIL”) circuit. Testwork determined that 95 microns was the optimum grind for the bulk composite samples.

Pulp Density: The ground sample is mixed with water and reagents in the CIL circuit. The ratio of solid to liquid in the leach circuit is referred to as the pulp density. In the case of the bulk composite sample the optimum pulp density was 40 percent.

Gravity Circuit Recovery: A portion of the gold at Don Sixto is “free” or particulate gold that can be recovered with simple gravity separation methods as against chemical leaching in the CIL circuit. The gravity circuit is that portion of the treatment plant that recovers such free gold. In the case of the bulk composite sample, the gravity circuit recovered 30-50 percent of the total gold.

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

2006 Testwork

Metallurgical testwork was more limited in 2006 than 2005 while a new drill core inventory was built up, however significant programs were completed on flotation and grinding.  Late in 2006 large quantities of drill core samples were prepared for the remaining feasibility level testwork programs planned for the first half of 2007.

Flotation optimisation: Detailed flotation and gravity testwork on the 2005 bulk composite was carried out at Metcon leading to a locked-cycle test under optimised conditions. Gold recovery was 88% and silver recovery was 80% into a concentrate weight of 1.5%. The grind size for this level of recovery was a P80 of 53 microns.

SAG mill Comminution tests: Thirteen selected quarter-core samples were taken form Cuello, Luna, Mandibula and Ojo for SMC testing at JK Tech in Queensland, Australia. The samples had acceptable SAG mill properties and were mostly confirmed to be moderately hard to hard. These results will form part of a comprehensive comminution data base that is being assembled.

Recent Work:  Late last year approximately 2.5 tonnes of representative drill core intercepts were transferred to two laboratories in Australia in two nearly identical batches.  Each batch represented over 100 intercepts of mineralization, each of mineable width with a cut-off grade of 0.5g/t Au and included internal and external dilution so as to be representative of production material.

The first batch went to JK Tech for comprehensive comminution variability testwork.  The material for this was obtained from quartered HQ core, with intercepts assembled into 17 composites, representing separate sections of the Cuello, Luna, Mandibula and Ojo deposits.  Each composite is to be tested for SAG-mill, rod mill, ball mill and abrasion parameters to complete the database for comminution circuit design.  The data will be used for the optimization of the crushing and grinding circuit design options during the planned project option and feasibility studies expected to start later in 2007.

A second batch of almost identical intercepts, prepared from coarse crushed drill core, has arrived at Metcon Laboratories in Sydney and is also being prepared into 17 composites with identical specifications to those sent to JK Tech.  Metcon will carry out a second round of detailed leach optimization work on these composites to finalize the basic flowsheet.  Other samples will then be prepared for specific testwork directed at the engineering design of each section.

The mineralized intercepts for this current program were selected from 114 holes representing 12,670 metres drilled between July 2005 and the end of August 2006.  By comparison the 2005 resource estimate, and the parallel metallurgical program then carried out, was based on 4,342 metres and 60 holes.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter’s Argentina staff geologists was used by Vector Chile Limitada (“Vector”) to carry out a “first pass” evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in the coming months by independent consultants to provide data of a quality to design and optimize open pits. Independent experts A Karzulovic Ltda (“AKL”) of Chile overview and monitor all geotechnical work.

A water depth monitor for use on old drill holes was purchased so that regular measurements of the static water levels can be recorded and monitored over time. This combined with dynamic pump testing of selected holes is providing basic data on groundwater flow quantities and direction. To date, the inferred groundwater flows have been small suggesting that water will not be a significant problem in mining. It is also apparent that mine groundwater will not be a significant source of the overall water requirements for production.

Recent Work: The large database of measurements is currently being collated into a geo-referenced three-dimensional geotechnical model that can then be overlaid with the geological and block models to assist with future pit design work during the feasibility study. This information has been augmented with a large number of point-load and uni-axial compressive strength tests on whole drill core and a lesser but significant number of tri-axial compressive strength tests. Geotechnical databases have been completed for the Cuello and Luna deposits and the remaining deposits databases will be compiled in 2007. Detailed structural mapping of surface outcrops has been delayed due to lack of qualified personnel.

Conceptual Mine Design

In 2005, AMDAD used specialized software to develop conceptual open pits based upon then current costs and Vector’s geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon H&S resource estimates. AMDAD’s report provided waste to ore* ratios for each conceptual open pit and led to a base-case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation.

No further work was conducted during 2006.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: power from the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line using mid-2005 costs was US$5-7 million. Studies in 2006 evaluated the preferred power supplier, the supply route, expanded transmission capacity to 132Kva to allow for possible increased throughput.

Recent Work: The power options study was completed in the last quarter of 2006 by Penta Sur SA of Tucuman and Buenos Aires. The study identified seven options and sub-options in terms of route and the specific take off point for supply. The initially favored technical option in terms of reliability and environmental approvals was to take supply from Nihuil and follow the current road route south to a substation at La Salinilla.  Capital costs were estimated for supply to site as well as 33Kv lines to the La Salinilla and Agua Escondida communities, including the costs of supply to switchyards in the two communities.  Exeter engineers have suggested a number of ways to reduce the capital cost and requested that Penta Sur review these before finalizing their report, which is expected early in 2007.

Water Supply

A San Juan, Argentina water consultant (“FUUNSAJ”) has carried out geophysical surveys over potentially large aquifers near Don Sixto to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites were selected as being potentially capable of meeting the project requirement of 3,000 cubic metres of water daily.

Groundwater surveys by FUUNSAJ (now Grupo Ansilto) and Exeter examined water quality for drinking water supplies. The water is slightly, to moderately saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Recent Work: Reports are awaited from Grupo Ansilito for the drilling program conducted at Manantial Mandibula for water during the year, as well as for catchment storm flows. Preliminary results have indicated water flows were less than expected by the consultants. Other measurements made by Exeter personnel suggest that a large portion of the water may be being diverted down a number of parallel NW-SE structures. An additional drilling program will be required in 2007 to follow up on the 2006 program and to confirm aquifers capable of sustaining up to a 2.5 million tonne per year operation.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe have reviewed and surveyed the existing 200 kilometre long access routes to the project area. The studies determined the roads to be generally good. First pass cost estimates were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected and are expected to be subject to further evaluation during the development options study and subsequent feasibility study planned for late 2007. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

During 2005, Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a “first pass” basis fall within the range expected for a project of this size.

No further work was conducted during 2006.

_________________________

* The use of the term “ore” is in the context of the common mining expression “waste to ore ratio” or “stripping ratio” and is not intended to imply that the inferred resources used in this study have any economic status as “ore” as defined in NI 43-101 and the relevant CIM guidelines.

Mine Accommodation

In 2005, Mendoza-based architect was contracted to produce a sympathetic conceptual design for the accommodation camp and offices incorporating the use of local materials. The design was costed by local construction companies and the cost is well within the expected range.

No work was conducted during 2006.

Engineering Consultants

Ausenco Limited of Brisbane, Australia (“Ausenco”), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies implemented by Exeter in 2006.

Study Outcomes

At the end of 2005, all the studies carried out in that year and described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter’s directors to approve the resource expansion drilling program conducted during 2005 and 2006.

With the escalation in gold and silver prices in early 2006, it was decided to review the possibility of treating significantly higher ore throughputs at Don Sixto. It was considered that by lowering the cut-off grade from that used in the Sandercock study, that a possibility exists that significantly more gold mineralization might be economically recoverable should gold and silver prices remain at elevated levels.

Planned Work

A development options study to establish the parameters necessary for feasibility and environmental studies will commence late in the second quarter, 2007 following a new National Instrument 43-101 resource estimation based on the expanded drilling program conducted through 2005 and 2006. Provided the outcome of the development options study is positive, the Company will proceed to a final feasibility evaluation.

Environmental and Social

Exeter completed the spring and summer baseline studies in 2005. Autumn to winter baseline environmental studies continue with the field campaign concentrating on the “Soil Potential Study” in the project area and surrounds.  The detailed nature of this campaign also allows Cunsultores Independientes Socio Ambientales (“CISA”) to simultaneously collect data on flora and fauna, indigenous and cattle affected vegetation as well as assessing in more detail the geomorphology. CISA was requested to expand its program to carry out a parallel program of water and limnology sampling in the winter period. CISA collected additional soil and water samples on a regional scale to provide data representing the autumn-winter season. This supplemented the previous baseline campaigns conducted in spring-summer and ensures that all seasonal ecological factors have been sampled. Other important projects have been completed, aimed at ensuring that a comprehensive social and environmental description of the existing area and its communities is available. These include land-use potential, landscape analysis, community profiling, archaeological and palaeontological studies. The final report on the baseline studies has been received from CISA.

Ongoing programs include dust, noise, water level and water quality monitoring. A community-based program to collect seeds and cultivate native plants and shrubs for rehabilitation of disturbed land commenced with expert assistance from the Argentinean national research organization, CRYCIT.

Knight Piesold (“KP”) was contracted to conduct a “Gap Analysis” from work conducted on baseline studies, reviewing the quality and scope of results to date against international standards prior to commencement of the company contracting for an Environmental Impact Assessment report. A number of issues were delineated in the KP report, and work is currently being conducted to fill the “gaps”.

In 2006, a well was drilled at Agua Escondida to provide water for the local community, prior to mobilizing the drill rig to Don Sixto where it was used for water and resource expansion programs.

2006 Exploration Activity and Planned Activities

The objective of these coordinated studies is to facilitate the transition from exploration to a final feasibility study. The exploration and resource expansion drilling program conducted in late 2005 and through 2006 was terminated in December 2006 to allow for logging and sampling of the large back-log of drill core from that program. Once core logging has been completed and all assays from the drill holes are received, a new resource estimate study is planned which will be followed by a development options study to examine the most efficient means of mining and processing the mineralization. Provided the development options study indicates viability, a final feasibility study is planned to commence in the final quarter of 2007.

More detailed information on the resource and development studies can be obtained on the Company website: www.exeterresource.com.

Drilling

The resource expansion drilling and channel sampling program which commenced in July 2005 continued throughout 2006. The Company drilled a further 122 diamond drill holes for 16,585 metres, 134 reverse circulation percussion drill holes for 15,381 metres and 307 rotary air blast (RAB) holes for a total of 4731 metres. In addition, 5 holes for 231 metres were drilled to test an underground water aquifer.

Subsequent to the drilling data used for the July 2005 resource statement, the combined 2005 and 2006 drilling that constitutes the Resource Expansion and Resource Definition Program totaled 57 diamond drill holes for 20,137 metres and 194 RC drillholes for 20,400 metres.

The five rig drilling program, which ended in December 2006, utilized the following drills:

(i)	a BB-37 mobile diamond rig, capable of drilling in confined/difficult access locations with limited surface disturbance;
(ii)	a UDR 200 diamond rig commenced work on the project in May;
(iii)	a Schramm reverse circulation percussion rig capable of drilling deep holes and
(iv)	two UDR 650 multipurpose reverse circulation percussion (“RC”) diamond drill rigs for testing targets generated by reconnaissance rock chip sampling and channel sampling and the RAB drilling programs.

The Schramm drill rig was used through the final quarter of 2006 to drill deeper holes for the resource expansion work at Don Sixto. Drilling in the final quarter concentrated on the Cuello East, Cuello West and Cuello veins, Ojo, Luna extensions, Ojo extensions, the Central Vein Zone (Labio East) and the Mandibula Zones. On most zones drilling continues to delineate the lateral and depth extent of the new mineralized veins.

Termination of the drilling program December, 2006 will allowed our technical team to geologically log and sample the large back-log of drill cores accumulated through the five rig program in the latter part of 2006. The logging and sampling is expected to be completed during the first quarter, 2007, in preparation for the new resource estimates scheduled for late in the second quarter, 2007.

Drilling Confirmation and Resource Expansion Drilling Programs

The objective of the Drilling Confirmation Program completed in 2006, was to raise the confidence level of much of the 500,000 ounce Inferred Resource defined in the 2005 Resource Estimates to Measured/Indicated Resource categories. Much of the 2006 program included diamond drilling in areas of higher grade mineralization located near surface over a strike length of 300 metres at the Mandibula zone.

The Resource Expansion Drilling Program was designed to expand the resources outlined by the 2005 Resource Estimate study, so that potentially increased resources could provide the basis for a larger scale gold mining operation, to offset the effect of industry-wide increases in capital and operating costs experienced during 2005 and

2006. This program was particularly successful and became the focus for drilling during the latter half of 2006. A Rotary Air Blast (“RAB”) drill rig was initially employed to test large areas of potentially mineralized volcanics below a cover of wind blown sands. The program had some success, but was restricted by the depth capacity of the drill and the unconsolidated character of the sands. The RAB testing program was replaced by “fencing” drill holes across the prospective deeper sand covered areas. Both approaches to testing the sand covered areas combined with our geologists skills in predicting targets led to the success of the Resource Expansion Program in 2006.

At Cuello, the most southerly area of extensional-type veining, drilling was successful in delineating a +200 metre wide corridor comprising at least seven veins as compared to the single vein originally defined by the 2004 resource drilling. Two major veins were located within the Eastern Cuello system, and another four veins were identified within the Western Cuello system. The Eastern Cuello vein extends to at least a 200 metre vertical depth. The Western Cuello system remains open for expansion along strike and to depth.

At Luna, the original mineralized zone, with dimensions of approximately 200 metres long and 50 metres wide, was expanded to a system of at least 750 metres long and 500 metres wide. This was accomplished by RAB drilling through sand cover, mainly to the south west and north east of the known Luna zone. At year end, the new south western zone remains open for expansion along strike and to depth. The new zone north east of Luna remains open to the north west.

At Ojo, expansion drilling commenced late in 2006. It is considered that this higher grade zone remains open for expansion to the south and at depth towards the north.

At Mandibula, the zone was also expanded by the 2006 Resource Expansion Drilling Program. Formerly, the zone was indicated to be some 50 metres wide and 150 metres long. The new work indicated a 150 metre wide corridor of potential mineralization with a strike length of at least 800 metres. Our technical team predicted the gold mineralized zone would plunge shallowly to the southeast, along the strike direction of the major structure. This hypothesis was based on the interpreted dip of the host volcanic stratigraphy beneath unmineralized silica veining in outcrop. Late in the year three broadly spaced drill holes intersected new gold mineralization, confirming the prediction.

At the Central Vein Zone, which includes the Mercedes, Labio East and Labio West veins, drilling tested an interpretation that the higher grade section of the Labio East vein should also plunge southerly, beneath unmineralized volcanic rocks in outcrop. The interpretation was confirmed by drilling, leaving the zone open for expansion in the down plunge direction.

No drill testing was conducted on the Cachete vein system during 2006.

Channel Sampling

Continuous rockchip sampling over outcropping gold mineralized zones (including new discoveries) is followed by sawn channel sampling. Results from those sawn channels will be used for the resource estimates in 2007. The sawn channel sampling technique for grade estimation was used so that Inferred Resources included in the 2005 program could be upgraded to the Measured/Indicated Resource categories. Comprehensive channel sampling programs were conducted through 2006 at Ojo, Luna, Mandibula, Labio East and West, Mercedes and Cuello East zones. Shallow drill holes were required to test near surface mineralization in the Cuello Central and Western Cuello zones.

Visiting Experts

Dean Williams and Chris Torrey, consulting expert geologists, visited Don Sixto during 2006 to assist with input into the structural and stratigraphic controls for mineralization. These examinations also assisted in expanding evaluation of the regional tenements outside the detailed Don Sixto project area.

Regional

A regional program evaluating potential repetitions within the 500 square kilometre tenure surrounding Don Sixto commenced during the second half of 2006. There has been a significant increase in knowledge of the mineralization generated from the comprehensive exploration and drilling programs carried out over the past three years at Don Sixto. This information provided the basis for the regional evaluation program. Work initially involved targeting areas with similar structural and alteration features as Don Sixto. Ikonos satellite imagery and reprocessed airborne magnetic/radiometric survey data was also used to assist in targeting for mineralized zones. This work remained at an early stage at year end.

OTHER PROJECTS

CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced it had secured an option from Cerro Vanguardia S.A. (“CVSA”) to acquire all of CVSA’s exploration projects, except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter paid CVSA US$100,000 and can earn a 100% interest in the CVSA properties by spending US$3 million within five years, including completing 10,000 metres of drilling on any of the four major projects. CVSA has the right to back into a 60% interest in any project, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

At the end of 2006, Exeter had already fulfilled the obligation to incur a total aggregate expenditure of US$ 3M on or before the 6th anniversary of the agreement (2009) and to complete at least 8,000 metres of drilling (12,000 metres completed) as required by the agreement. At December 31, 2006, 4,181 metres at the Cerro Moro Project and 7,641 at the Santa Cruz Project (drilled at Cerro Puntudo and Verde) had been drilled of the 10,000 metres required to be drilled on a project before CVSA is required to make a “back-in” decision on either of the projects. Exeter has not conducted any drilling on either of the Rio Negro or Chubut Province projects.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	8 properties	333 sq km
Chubut properties	10 properties	132 sq km
Rio Negro properties	3 properties	120 sq km

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005. Further drilling was conducted on all three projects during 2006.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in May 2006. Additional properties were acquired around projects considered to have good potential for discoveries. Currently, a total of 25 properties over 11 projects covering 60,273 hectares in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro properties and, following that work and the favourable mining regime in Santa Cruz, the Company has decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

Cerro Moro Project – Santa Cruz Province

The 153 square kilometre, Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometres southwest of Puerto Deseado. Exploration to date at Cerro Moro has defined 16 vein sets, mostly in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres and some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 metres, over 11 targets. Drill hole spacing was in the order of 250 metres, with average drill intersection depths of only 30 metres.

Exploration by Exeter in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation resistivity survey, was also completed. Poor outcrop restricts mineralized vein mapping at Cerro Moro. To overcome this limitation, the Company elected to explore for new veins or extensions to known vein sets, with the objective of discovering a single vein or a set of closely spaced veins with sufficient contained gold-silver to support a mine. An orientation ground magnetic survey established that this technique can “see” many of the known veins at Cerro Moro.

2006 Geophysical and Trenching Programs

A full ground magnetic survey initiated in 2006, to test a broader area of the property, continued through the year and was essentially completed by year end. Further surveying is planned to follow up high grade east-west trending veins in the south of the project area in 2007. A trenching program commenced and 61 trenches were excavated for a total metreage of 800 metres. These were mapped and some 440 samples assayed.

Drilling 2006

In 2006 the Company conducted two drilling campaigns, drilling 2,112 metres in 37 holes on the Carla, Dora, Deborah, Escondida, Patricia and Esperanza veins. The earlier program of 20 holes for 1,031 metres was drilled by reverse circulation percussion drilling, and the latter drilling program comprising 17 holes for 1,081 metres was diamond drilled. These programs discovered high grade gold-silver mineralization in the Carla vein, in a new zone situated 2.5 kilometres from previous drilling on the property, and also in an eastern extension of the Escondida vein, with the following results reported:

Carla Zone:

CMRC-45 intersected 10 metres at a grade of 15.4 grams per tonne (“g/t”) gold and 981 g/t silver, for a gold equivalent grade* of 28.6 g/t. Included in the intercept was 2 metres at a grade of 43.6 g/t gold and 2293 g/t silver (81.8 g/t gold equivalent*).

MD066 intersected 15.59 metres at a grade of 6.6 g/t gold and 198 g/t silver, for a gold equivalent grade of 9.5 g/t. Includes 3.85 metres at a grade of 22.3 g/t gold and 678 g/t silver for a gold equivalent grade of 32.0 g/t.

Escondida Zone:

MD064 intersected 10.4 metres at a grade of 11.6 g/t gold and 777 g/t silver, for a gold equivalent grade of 22.7 g/t.

MD061 intersected 2.67 metres at a grade of 27.3 g/t gold and 245 g/t silver, for a gold equivalent grade of 30.8 g/t.

*Gold equivalent grade is the aggregate of the gold and silver grades using a silver:gold ratio of 60:1 and assumes 100% metallurgical recoveries.

Drilling by Exeter on this project now totals 4,181 metres. Drilling will recommence on the project early in 2007 and is planned to continue through the year.

Cerro Puntudo Project – Santa Cruz Province

The 235 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarization geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones. Detailed ground magnetic surveys were conducted to better delineate the structures, and to indicate possible plunges to the mineralized zones.

Exeter conducted two drilling programs on the project during 2005, and a third program during second quarter, 2006. The first program consisted of 34 reverse circulation drill holes, drilled to down-hole depths of between 40 to 109 metres, for a total of 2,179 metres. A second drill program was conducted in May, 2005 comprising 21 holes for 1,719 metres.

Drilling 2006

The 2006 drill program included 13 reverse circulation percussion drill holes for a total of 1,699 meters and was aimed at grid testing the potential of three of the five mineralized bodies discovered to date. Drill holes were designed to intersect mineralization at approximate horizontal spacings of 50 meters and 30 meters beneath previous intersections. This drilling program showed mineralization at both the Rico and Quebrada North zones to be open at depth while drilling on the Quebrada Zone appears to close economic tenor mineralization at depth. Reported results from the Rico Zone include drill hole CPRC-61 which intersected 12 metres averaging 4.4 g/t gold, including 1 metre grading 11.2 g/t gold and 1 metre grading 34.1 g/t gold and drill hole CPRC-62 which intersected 15 metres at 3.2 g/t gold and 13 g/t silver. At the Quebrada North Zone drill hole CPRC-64 intersected 9 metres grading 3.9 g/t gold and 8 g/t silver.

The 1,699 metres drilled in 2006 bought the total metreage drilled at Cerro Puntudo to 5,597 metres.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap.

The North Vein Zone comprises a 600 metre long vein and a less well exposed quartz stockwork zone, within a rhyolite flow dome. The South Vein Zone consists of 6 outcropping silver-bearing quartz veins within a one kilometre wide target area. Individual veins trend northerly and can be traced over strike lengths up to 700 metres. Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15 g/t silver) over a large area.

Exeter’s exploration program confirmed the anomalous silver values at Verde. Detailed geological mapping and a detailed ground magnetic survey were completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

Drilling 2006

In 2006 the Company conducted the first drilling program on the property comprising 42 reverse circulation percussion holes for a total of 2,044 metres. The drilling identified silver mineralization in six epithermal veins and in a broad zone of quartz stockwork mineralization. Reported results from drilling were as follows: Drill hole VRC-21, in the North Vein Zone, intersected mineralization over the entire 52 metre length grading 67 g/t silver and 0.075 g/t gold. The best individual vein intercept in the North Zone was from drill hole VRC-40 which intersected 4 metres at 219 g/t silver. Best results reported from two veins in the South Vein Zone, located 2 kilometres south of the North Vein Zone, returned 2 metres grading 310 g/t silver and 7 metres grading 97 g/t silver respectively.

Further exploration is planned in the latter part of 2007 to evaluate the potential for a large stockwork silver system.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping was conducted and a ground magnetic survey was underway at year end with some 600 line kilometres completed.

In 2007, it is proposed that the magnetic survey and geochemical sampling will be completed and, if results are encouraging, be followed by a drilling program.

CHILE PROJECTS

Southern Chile

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property.

Following a detailed review of the Rio Tinto data, the Company applied for concessions over some of the targets including Punta Southerland, Pico Batchelor and Monte del Sol covering a total area of 5,400 hectares.

Field work commenced in early November 2006, with two field campaigns completed prior to year end. Some encouraging results were returned, particularly from stream sediment and rock chip sampling.

Further exploration is planned through to the close of the current field season in the second quarter, 2007.

Northern Chile - Maricunga Property

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allows Exeter to focus on the two most favorable properties, jointly referred to as the Caspiche project.

2006 Program

In the fourth quarter, contracts were entered into for camp accommodation, catering, geophysical programs, earthmoving and drilling. Camp construction was completed in November, and was immediately used for the geophysical and drill road earthmoving programs.

A geophysical program comprising CSAMT and VLF electromagnetic surveys, completed by Quantec in December, generated significant targets in support of a large, overburden covered high sulphidation gold-silver target.

Planned Work

Drilling is projected for the first quarter, 2007 on the Caspiche III portion of the property.

Cochrane

A final report was provided to Rio Tinto in support of surrendering the Tranquillo and Furioso areas.

Mineral rights to the Confluencia project, located outside of the Rio Tinto Agreement contract area were secured in 2006. Detailed sampling of the vein system is planned in early 2007.

ARGENTINA

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner, AMD.

Property Description

The Estelar projects currently cover approximately 67 square kilometres of exploration rights in central, western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. Following negative exploration results and unsuccessful attempts to joint venture projects, Exeter excluded the Llanos Ricos and Dolores projects, and titles peripheral to the core areas of El Salado, Quispe and Rosarita from the agreement. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company continues to offer the property for joint venture.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint-ventured to Intrepid Minerals Corp. (“Intrepid”), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted. The project is being retained as it is considered to have untested exploration potential.

El Salado Project – San Juan Province

The El Salado property has an area of 9 square kilometres and covers a large low grade copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province, Argentina.

Previous AMD exploration including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold porphyry system. The system may have potential for smaller zones of higher grade mineralization, which could be extracted profitably with elevated copper prices.

No work was conducted on El Salado, and it is proposed that in due course the Company farm out the project.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto project and Rosarita project were relinquished from the Agreement during 2006 resulting in retention of 40 tenements totaling 176 square kilometres.

The option agreement requires payments totaling $440,000 by October 2015 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Description

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 170 square kilometres that adjoins the Company’s Don Sixto gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometres northwest of Don Sixto has defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at Don Sixto. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the Don Sixto mineralization.

Recent Work: Regional prospecting and exploration targeting Ikonos alteration and structural anomalies, with signatures similar to Don Sixto, was conducted during final quarter of 2006.

La Ramada – La Rioja Province

The property comprises exploration titles over a 2.4 square kilometre area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

Rosarita South – San Juan Province

Following negative exploration results, the Rosarita South property covering 42.8 square kilometres and located immediately south of the Rosarita Project, was relinquished from the MRP Agreement during 2006.

RESULTS FROM OPERATIONS

The Company began 2006 with 27,845,763 shares outstanding and ended the year with 37,836,013 shares outstanding. During the year, the Company received net proceeds of $9,718,762 from private placement offerings totalling 4,100,000 shares; and $8,725,198 from the issuance of 5,890, 250 shares upon the exercise of warrants and options. Shares issued and proceeds received are summarized below:

	Private Placements	Options Exercised	Warrants Exercised	Totals
Shares Issued	4,100,000	542,000	5,348,250	9,990,250
Net Proceeds/Deemed Value	$9,718,762	$450,890	$8,274,308	$ 18,443,960

As of March 30, 2007 the Company had 38,021,013 shares outstanding.

SUMMARY OF FINANCIAL RESULTS

Selected Information

The Company’s consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 (the “Consolidated Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

Year ended December 31,	2006	2005	2004
Interest income	$ 226,977	$ 41,335	$ 48,865
Write off of mineral properties and deferred costs, including property examination costs	$ (523,897)	$ (355,149)	$ (145,374)
Stock-based compensation	$ (2,384,845)	$ (1,886,463)	$ (269,196)
Loss	$ (5,288,640)	$ (3,692,141)	$ (1,271,096)
Basic and diluted loss per common share	$ (0.17)	$ (0.20)	$ (0.10)

As at December 31,	2006	2005	2004
Working capital	$ 12,373,333	$ 7,338,582	$ 2,295,578
Total assets	$ 35,890,499	$ 18,643,746	$ 6,469,275
Total liabilities	$ 2,261,385	$ 554,798	$ 222,354
Share capital	$ 46,230,295	$ 27,802,270	$ 14,078,259
Deficit	$ (17,190,122)	$ (11,901,482)	$ (8,209,341)

Year ended December 31, 2006 compared to the year ended December 31, 2005

The Company’s exploration program in Argentina and Chile continued with $8,062,573 and $1,831,146 invested in the Don Sixto Project and CVSA properties, respectively. Expenditures in Chile and on other projects amounted to $980,089 for total exploration expenditures of $10,873,808 during the year ended December 31, 2006, an increase of $6,330,679 over expenditures for the year ended December 31, 2005. The increase was mainly due to the expanded exploration program at the Don Sixto Project.

The Company's loss from operations for the year ended December 31, 2006 increased by $1,596,499 over the loss for the 2005 year, to $5,288,640. The increased loss resulted mainly from increases in stock based compensation, stock exchange listing and filing fees, consulting and administrative salaries, management fees, loss on write-off of mineral properties and deferred costs, investor relations and travel and promotion. Stock based compensation costs rose by $498,382 reflecting the fair value of options granted to employees and consultants during the year because of an increase in the fair value of options granted mainly due to an increase in the Company’s share price, and because of a longer expected life of the options.

The Company saw an increase in consulting and administrative salaries of $377,009 to $559,902 which reflects the Company’s continued growth and the necessity for additional human capital and bonuses paid at year end. The loss on write-off of mineral properties and deferred costs of $439,842 was as a result of management’s decision to relinquish a number of low potential properties. The Company had an increase of $47,337 to $116,565 in 2006 attributed to stock exchange listing and filing fees associated with the listing of its common shares on the American Stock Exchange (“AMEX”) in the November 2006 and due to the capital raisings completed during the year.

Accounting and audit, consulting, and legal fees rose by $26,625, $377,009 and $40,278, respectively, over the amounts recorded for the 2005 year. These increases were a result of further administrative requirements from the Company’s increased level of activity, the payment of bonuses, and the additional filing requirements associated with the AMEX listing.

The Company maintained similar investor relations activities in Canada, Europe and the United States in 2006 resulting in a slight decrease in expenditures of $2,644 over 2005, to $554,688. Travel and promotion costs rose by $172,866 to $463,921, principally because of increased travel by management to investor conferences and the costs associated with investor visits to the Company’s properties. Property examination costs decreased by $271,096 to $84,053, reflecting the Company’s efforts dedicated to its existing projects.

Third Quarter 2006 to Fourth Quarter 2006

The Company's quarterly rate of loss from operations for the three months ended December 31, 2006 increased by approximately $1,623,000 from the third quarter 2006. This increase is attributable principally to an increase of $1,136,000 in stock based compensation costs and the payment of bonuses totalling approximately $400,000 at year end.

Exploration expenditures in Argentina and Chile were $1,369,000 higher in the quarter, reflecting the Company’s increased level of activity, principally at Don Sixto, consistent with the its exploration plans.

The following is a summary of quarterly results taken from the Company’s unuadited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	$ 000's
	2006				2005
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest	86	17	68	56	11	8	14	8
Net loss from operations	2,168	545	1,544	1,032	1,956	759	667	316
Administration Expenditures	1,059	423	630	495	616	299	336	247
Stock based compensation	1,214	78	527	566	1,159	368	307	52
Property examination costs and Mineral property write-offs	18	61	454	27	192	100	38	25
Deferred exploration costs	4,157	2,674	2,461	1,582	1,279	1,066	976	867
Basic and diluted loss/share in cents/share	$0.06	$0.02	$ 0.05	$ 0.04	$ 0.10	$ 0.04	$ 0.04	$ 0.02

The quarterly results above reflect the Company’s continued focus on its exploration activities and particularly the expanded exploration program at the Don Sixto Project. Interest Income increased in 2006 as a result of the investment of cash on-hand following the private placements in October 2006 and the exercise of warrants in November and December. Administration expenditures are calculated by removing interest, stock based compensation, mineral property write-offs and property examination costs from the net loss from operations. Administration expenditures have generally increased each quarter mainly due to the increase in the Company’s level of activity requiring additional personnel, business development expenditures, and the costs associated with the increased activities. Stock based compensation costs have oscillated considerably over the last eight quarters, in accordance with the number of options granted to employees and consultants and changes in the fair value of the options granted.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents at December 31, 2006 totalled $14,511,062 compared to $7,788,697 at December 31, 2005 and $2,458,873 at December 31, 2004. The increase in the Company’s cash and cash equivalents is due to the completion of the private placements in October 2006 which raised approximately $9.7 million and the exercise of warrants which raised a further $8.3 million. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

The funds will be used for planned exploration programs and for general corporate purposes. The Company will be required to undertake additional financing to fund the continued exploration of existing projects, if it acquires new projects or if it exercises options to acquire projects currently under option.

CONTRACTUAL OBLIGATIONS

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant. Existing financial commitments are summarized in the tables below:

	Payments Due by Years
Cash Payments	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Office leases	$ 375,000	$ 79,000	160,000	$ 103,000	$ 34,000
Cognito-Don Sixto	466,000	58,000	116,000	116,000	175,000
MRP Properties	395,000	25,000	70,000	100,000	200,000
Total	$1,236,000	$ 162,000	$ 346,000	$ 319,000	$ 409,000
Property Expenditures	Expenditures Due by Years
Maricunga	$ 2,801,000	$ 120,000	$ 816,000	$ 1,865,000	$ -
Total	$2,801,000	$ 120,000	$ 816,000	$ 1,865,000	$ -

RELATED PARTY TRANSACTIONS

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company’s business. These amounts are settled as and when due.

A total of $1,204,005 (2005: $681,280; 2004: $576,239) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totalling $282,000 (2005: $144,000; 2004: 147,490) and $58,000 (2005: $21,000; 2004: $nil) for the provision of other consultants was paid or accrued to a corporation of which the President and CEO is a beneficiary.

b)

Management and consulting fees totalling $238,000 (2005: $96,000; 2004: $88,000), share issue costs totalling $8,000 (2005: $nil; 2004: $nil) were paid or accrued to a corporation controlled by the Chairman of the Company.

c)	Management fees of $195,000 (2005: $85,000; 2004: $nil) were paid or accrued to a corporation controlled by the CFO of the company.

d)

Legal fees totalling $120,101 (2005: $105,866; 2004: $92,775), and share issue costs totalling $36,271 (2005: $64984; 2004: $16,969) were paid or accrued to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

e)	Exploration and development costs totalling $266,633 (2005:$134,000; 2004: $118,497 were paid or accrued to a company controlled by the Vice-President, Development and Operations.

The above transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Forward Looking Statements

This discussion contains forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, (the “Litigation Reform Act”) and information relating to the Company’s expectations with regard to its existing and future mineral projects, including, without limitation, the timing and results of the future exploration and development of those projects, and the size and growth in size thereof. Such forward looking statements are based on the Company’s plans and expectations and involvement of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any performance or achievement expressed or implied by such forward looking statements. The Company is relying on the safe harbour provisions of the Litigation Reform Act and does not undertake to update or amend any such forward looking statement. See Risk Factors, below.

RISKS

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company has no current production of minerals. The Company’s properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of June to October.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company expects that it will be able to obtain the necessary permits to conduct its operations; however there is no certainty that it will be able to do so.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company’s Form 20-F Registration Statement, File No. 000-51016 filed with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

OUTLOOK

In 2007, Exeter will continue to advance the Don Sixto Project towards a decision to proceed to a full feasibility study. The Company expects to complete a new resource estimate which will be followed by a project options study before a decision to proceed to full feasibility study is made. Exploration drilling of extensions and targets that represent possible new discoveries on the property is also expected to continue with a view to significantly expanding the known gold resource.

In Patagonia, the exploration focus will continue to be on the CVSA property portfolio, and, specifically, the Cerro Moro project.

The new agreement with Rio Tinto is a great opportunity for the Company to expand its exploration activities in southern Chile. This new agreement along with the existing agreements with CVSA and Anglo American, provide the Company with a strategic opportunity to reduce its discovery costs while leveraging its existing presence and expertise in the region.

PROPOSED TRANSACTIONS

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The Company’s accounting policies are discussed in detail in the Annual Consolidated Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property valuations – management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset is located; and

(ii)

contingent liabilities – management evaluates any clams against the Company and provides for those claims, where necessary, based on information available to it, including in some instances legal advice.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies of the Company during the year ended December 31, 2006.

MANAGEMENT'S RESPONSIBILITY AND OVERSIGHT

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as is appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), were effective at that time to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.  In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management.  Management intends to formalize certain of its procedures.  Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures.  It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to the effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives.  Lapses in the disclosure controls and procedures could occur and/or mistakes could happen.  Should such occur, the Company will take reasonable steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

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

4.            The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the Company and have:

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

Date: _ April 2, 2007_____________________	___ ___/s/Bryce Roxburgh_______________

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

4.            The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the Company and have:

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

Date: _ _April 2, 2007	________________	_______/s/ Cecil Bond_________________

Cecil Bond, Chief Financial Officer

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Exeter Resource Corporation (the “Company”) on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bryce Roxburgh, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)      The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	__April 2, 2007 /s/Bryce Roxburgh___________________

Bryce Roxburgh, Chief Executive Officer

(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Exeter Resource Corporation (the “Company”) on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cecil Bond, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	_ _April 2, 2007________	_/s/ Cecil Bond___

Chief Financial Officer

(Principal Financial Officer)