Form 40-F
period 2007-12-31
EXETER RESOURCE CORP
filed 2008-03-31
CIK 1306900

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 001-33136

EXETER RESOURCE CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia

(Province or other jurisdiction of incorporation or organization)

1400

(Primary Standard Industrial Classification Code Number)

N/A

(I.R.S. Employer Identification Number)

999 West Hastings Street, Suite 1260

Vancouver, British Columbia, Canada V6C 2W2

(604) 688-9592

(Address and telephone number of Registrant’s principal executive offices)

Dorsey & Whitney LLP

370 Seventeenth Street, Suite 4700
Denver, Colorado 80202
(303) 629-3400

(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	(no par value)	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form       ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2007, 41,226,487 common shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES ☐             No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☒           No ☐

EXPLANATORY NOTE

Exeter Resource Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our lack of revenues from operations and our lack of ongoing mining operations;
•

risks related to our lack of history in producing metals from our mineral exploration properties and risks relating to our ability to successfully establish mining operations or profitably produce precious metals;

•	uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
•	risks related to differences between U.S. and Canadian practices for reporting resources and reserves;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
•

risks related to our reserves and resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	changes in the market price of gold, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of our future operations and financial condition;

•	risks related to currency fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;
•	risks related to governmental regulations, including restrictions related to the Don Sixto gold project;
•	risks related to our primary properties being located in Chile and Argentina, including political, economic, and regulatory instability;
•	uncertainty in our ability to obtain and maintain certain permits necessary for our current and anticipated operations;
•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
•	risks related to land reclamation requirements for our properties which may be burdensome;
•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;
•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks related to our history of losses, which we may continue to incur in the future;
•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	the volatility of the Company’s common share price and volume; and
•	tax consequences to U.S. shareholders.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under multi-jurisdictional disclosure system, adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 21 of the audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$0.9881.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form for the fiscal year ended December 31, 2007 filed as Exhibit 99.1 to this Annual Report on Form 40-F (the “AIF”) has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM, AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Annual Information Form

The AIF is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2007, 2006 and 2005, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian GAAP and United States GAAP, see Note 21 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report on Form 40-F, the Company carried out an evaluation, under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principals.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2007. In this report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2007. PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this Annual Report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting. The Auditor's report on the consolidated financial statements as at and for the year ended December 31, 2007 and on the effectiveness of the Company's internal controls over financial reporting as at December 31, 2007 were delivered by PricewaterhouseCoopers LLP in connection with the audited financial statements attached to this Annual Report on Form 40-F as Exhibit 99.2.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a system of internal controls over financial reporting designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. However, the Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s Board of Directors (the “Board of Directors” or “Board”) approves the financial statements and ensures that management discharges its financial responsibilities. The Board of Directors’ review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the Board of Directors may also form special sub-committees, which must investigate and report to the Board of Directors on specific topics.

In 2007, the Company retained an independent third party specialist to assist in the documentation of its internal control procedures. Following the documentation of its internal control system and testing of those systems, during the year ended December 31, 2007, the Company effected certain changes in internal control over financial reporting that have materially affected, or may materially affect, the Company’s internal control over financial reporting. The Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; (ii) reviewed and refined internal control processes; (iii) reviewed and improved general controls over information technology; and (iv) enhanced financial control over period close processes.

CORPORATE GOVERNANCE

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Louis G. Montpellier, Robert G. Reynolds and Douglas W. Scheving. The Compensation Committee meets periodically to review the terms and conditions of employment and remuneration of officers and directors of the Company.

Board Nomination and Corporate Governance

The Board of Directors is responsible for the Company’s corporate governance policies. Nominees for the Board of Directors are selected by a majority of our independent directors. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under federal securities laws.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of William D. McCartney, Robert G. Reynolds and Douglas W. Scheving, all of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Rules 121 and 803A of the American Stock Exchange (“AMEX”) Company Guide) and are financially literate. The Audit Committee meets the composition requirement set forth by AMEX Rule 803(B)(2).

Mr. McCartney, Chairman of the Audit Committee and a Chartered Accountant with over 20 years experience, has a clear understanding of the accounting principles used by the Company to prepare its financial statements; has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and has an understanding of internal controls and procedures for financial reporting.

Mr. Reynolds is a Chartered Accountant with over 35 years experience in commerce and practice, and with over 25 years in the mining industry, which provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr. Scheving’s industry experience in the management and administration of publicly traded mining exploration companies provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the CEO and the CFO of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached as Appendix 1 to the AIF. The Audit Committee has reviewed and reassessed the adequacy of the Company’s Audit Committee Charter.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that William D. McCartney is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K and is financially sophisticated in accordance with AMEX Rule 803(B)(2)(iii).

The Board of Directors has determined that the experience of the other members of the Audit Committee, as financially literate and directors of publicly traded companies, is sufficient to ensure compliance with requisite regulatory requirements.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

The following tables show the aggregate fees billed to the Company by the Company’s principal external auditors during each of the last two fiscal years.

PricewaterhouseCoopers LLP (4)
Financial Year Ending	Audit Fees (1)	Audit-Related Fees	Tax Fees (2)	All Other Fees (3)
2007	$70,000	Nil	Nil	$3,000
2006	Nil	Nil	Nil	Nil

(1)

Audit fees were paid for professional services rendered by the auditor for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements.

(2)	The aggregate fees billed for tax compliance, tax advice and tax planning services for international operations.
(3)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the independent registered accountant related to regulatory filings.
(4)	PricewaterhouseCoopers LLP was appointed as appointed the Company’s auditor during 2007.

MacKay LLP Chartered Accountants (4)
Financial Year Ending	Audit Fees (1)	Audit-Related Fees	Tax Fees (2)	All Other Fees (3)
2007	$67,600	Nil	$5,300	Nil
2006	$41,874	Nil	$4,302	Nil
(1)

Audit fees were paid for professional services rendered by the auditor for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements.

(2)	The aggregate fees billed for tax compliance, tax advice and tax planning services for international operations.
(3)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the independent registered accountant related to regulatory filings.
(4)	MacKay LLP, Chartered Accountants, was the Company’s auditor for the year ended December 31, 2006.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

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

A copy of the Code in full text is available on the Company’s website at www.exeterresource.com. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.

During the fiscal year ended December 31, 2007, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2007 information with respect to the Company’s known contractual obligations.

Payments Due by Period (Figures are in Canadian Dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 years	More than 5 years
Long Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil

Operating Lease Obligations(1)	$408,191	$140,826	$157,327	$110,038	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	$408,191	$140,826	$157,327	$110,038	Nil
(1)  The operating lease obligations relate to the Company's office leases in Vancouver, Argentina and Chile.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on AMEX. Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

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

Shareholder Approval for Issuance of Shares: Section 713 of the AMEX Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX Venture Exchange (“TSXV”) and does not constitute a default under the TSXV rules or any applicable laws in Canada.

Since the foregoing corporate governance policies of the Company are consistent with the laws, customs and practices in Canada, the Company has sought and received Section 110 relief from the differing AMEX standards. In addition, the Company may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.exeterresource.com. Information contained on its website is not part of this Annual Report on Form 40-F.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Annual Report on Form 40-F, the Company is filing an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F:

EXHIBIT	DESCRIPTION
Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2007
99.2	The following audited consolidated financial statements of the Company are exhibits to and form a part of this Report:

Independent Auditors’ Report of PricewaterhouseCoopers LLP on consolidated financial statements for the year ended December 2007 and the adjustments to the 2006 and 2005 financial statements and Internal Control Over Financial Reporting for the year ended December 31, 2007

Independent Auditors’ Report of MacKay LLP on consolidated balance sheets as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations, cash flows, shareholders’ equity and deferred exploration costs for each of the years in the three year period ended December 31, 2006

Consolidated Balance Sheet as of December 31, 2007 and 2006

Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

99.3	Management Discussion and Analysis for the year ended December 31, 2007
Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of MacKay LLP, Chartered Accountants
99.10	Consent of Arnold van der Heyden
99.11	Consent of William Yeo
99.12	Consent of Jerry Perkins
99.13	Consent of Matthew T. Williams
99.14	Consent of Jason Beckton

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXETER RESOURCE CORPORATION

By: /s/ Bryce G. Roxburgh
Bryce G. Roxburgh
Chief Executive Officer
(Principal Executive Officer)

Date: March 31, 2008