Form 40-F
period 2008-12-31
EXETER RESOURCE CORP
filed 2009-04-01
CIK 1306900

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-33136

EXETER RESOURCE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

British Columbia	1400	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
999 West Hastings Street, Suite 1260
Vancouver, British Columbia, Canada V6C 2W2
(604) 688-9592
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3400	Copies to: Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3445
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form          ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2008, 50,200,423 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes      ☐  No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our lack of revenues from operations and our lack of ongoing mining operations;

•

risks related to our lack of history in producing metals from our mineral exploration properties and risks relating to our ability to successfully establish mining operations or profitably produce precious metals;

•	uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;

•	risks related to differences between U.S. and Canadian practices for reporting mineral resources and mineral reserves;

•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;

•

risks related to our mineral reserves and mineral resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	changes in the market price of gold, silver, and other minerals which in the past have fluctuated widely and which could affect the profitability of our future operations and financial condition;

•	risks related to currency fluctuations;

•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

•	risks related to governmental regulations, including restrictions related to the Don Sixto gold project;

•	risks related to our primary properties being located in Chile and Argentina, including political, economic, and regulatory instability;

•	uncertainty in our ability to obtain and maintain certain permits necessary for our current and anticipated operations;

•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

•	risks related to land reclamation requirements for our properties which may be burdensome;

•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•	risks related to our history of losses, which we may continue to incur in the future;

•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;

•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;

•	the volatility of the Company’s common share price and volume; and

•	tax consequences to U.S. shareholders.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements, which are filed as Exhibit 2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 20 of the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)

and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2008, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = Cdn.$1.2240.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2008 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2008 and 2007, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 20 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2008, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2008. In this annual report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2008. PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

PricewaterhouseCoopers LLP’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed with Exhibit 2 and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In 2007, the Company retained an independent third party specialist to assist in the documentation of its internal control procedures. Management, including the CEO and CFO, has evaluated the Company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Following the documentation of its internal control system and testing of those systems, management concluded that during the year ended December 31, 2008, the Company effected certain changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; (ii) reviewed and refined internal control processes; (iii) reviewed and improved general controls over information technology; and (iv) enhanced financial control over period close processes.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s Corporate Governance policies and has separately designated standing Compensation, Nominating and Audit Committees. The Board of Directors has determined that all the members of the Compensation, Nominating and Audit Committees are independent, based on the criteria for independence and unrelatedness prescribed by Section 803 of the NYSE Amex Company Guide.

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Louis G. Montpellier, Robert G. Reynolds and Douglas W. Scheving. The Compensation Committee meets periodically to develop, monitor and review the terms and conditions of employment and remuneration of officers and directors of the Company. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote.

Nominating and Corporate Governance Committee

Nominees for the Board of Directors are selected by a majority of our independent directors. The Nominating Committee is charged with the responsibility of, among other things, establishing the criteria for the selection of new directors, identifying qualified individuals to be presented to the Board of Directors and/or the Company’s shareholders, monitoring the orientation and continued education of the Company’s directors, reviewing the Board of Directors’ committee structure and making recommendations for committee member service. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under federal securities laws.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of William D. McCartney, Robert G. Reynolds and Douglas W. Scheving.

•

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

•

Mr. Reynolds is Chartered Accountant with over 35 years experience in commerce and practice, and with over 25 years in the mining industry provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

•

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

In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide) and are financially literate. The Audit Committee meets the composition requirements set forth by Section 803 of NYSE Amex Company Guide.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the CEO, the CFO of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Charter is attached as Appendix 1 to the Company’s Annual Information Form for the year ended December 31, 2007 dated March 28, 2008, which is found on the

SEDAR website at www.sedar.com, and is incorporated by reference into the Company’s AIF and this annual report on Form 40-F. The Audit Committee has reviewed and reassessed the adequacy of the Company’s Audit Committee Charter.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that William D. McCartney qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803 of the NYSE Amex Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP and its affiliates, Chartered Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

PricewaterhouseCoopers LLP (1)
Financial Year Ending	Audit Fees (2)	Tax Fees (3)	All Other Fees (4)
2008	Cdn.$139,220	Nil	Cdn.$42,400
2007	Cdn.$70,000	Nil	Cdn.$3,000
(1)	PricewaterhouseCoopers LLP were appointed as the Company’s auditor on October 17, 2007
(2)

Audit fees were paid for professional services rendered by the auditor for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services for international operations.
(4)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the independent registered accountant, other than the services reported above.

MacKay LLP Chartered Accountants (1)
Financial Year Ending	Audit Fees (2)	Tax Fees (3)	All Other Fees (4)
2008	Nil	Nil	Cdn.$13,500
2007	Cdn.$67,600	Cdn.$5,300	Nil
(1)	MacKay LLP Chartered Accountants resigned as the Company’s auditor on October 17, 2007.
(2)

Audit fees were paid for professional services rendered by the auditor for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services for international operations.
(4)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the independent registered accountant, other than the services reported above.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2008 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a written code of conduct for its directors, officers and employees. The Company is committed to the highest standards of legal and ethical business conduct. This Code of Business Conduct and Ethics (the “Code”) summarizes the legal, ethical and regulatory standards that the Company must follow and serves as a reminder to the directors, officers and employees, of the seriousness of that commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company.

A copy of the Code in full text is available on the Company’s website at www.exeterresource.com. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, furnished to the SEC on Form 6-K and provided in print to any shareholder who requests them.

During the fiscal year ended December 31, 2008, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2008 information with respect to the Company’s known contractual obligations.

	Payments Due by Period (Figures are in Canadian Dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 years	More than 5 years
Long Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$319,157	$188,891	$130,266	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Property Access Agreements	$99,564	$99,564	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	$418,721	$288,455	$130,266	Nil	Nil

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Issuance of Shares: Section 713 of the NYSE Amex Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX Venture Exchange (“TSX-V”) and does not constitute a default under the TSX-V rules or any applicable laws in Canada. In past transactions the Company has followed the rules of the TSX-V and applicable laws in Canada and in future transactions, the Company seek similar exemptions from the requirements of Section 713 of the NYSE Amex Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com. Information contained on the

Company’s website is not part of this annual report on Form 40-F.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on November 14, 2006, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F:

Exhibit	Description
Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2008
99.2	The following Audited Consolidated Financial Statements and Auditor’s Report of the Company are exhibits to and form a part of this annual report
• Audited Consolidated Financial Statements for the years ended December 31, 2008 and 2007

  •  Auditor’s Report on the consolidated financial statements as at and for the year ended December 31, 2008 and 2007 and on the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2008

99.3	Management Discussion and Analysis for the year ended December 31, 2008
Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Arnold van der Heyden
99.10	Consent of Jerry Perkins
99.11	Consent of Justin Tolman
99.12	Consent of Glen Van Kerkvoort
99.13	Consent of Matthew T. Williams
99.14	Consent of Todd Wakefield
99.15	Consent of Rodrigo Alves Marinho

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXETER RESOURCE CORPORATION

By: /s/ Bryce G. Roxburgh

Name:	Bryce G. Roxburgh
Title:	Chief Executive Officer

Date: March 31, 2009

EXHIBIT 99.1

exeter RESOURCE CORPORATION

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2008
DATED AS OF MARCH 27, 2009

P.O. BOX 41, AXA PLACE
SUITE 1260, 999 WEST HASTINGS STREET
VANCOUVER, B. C. V6C 2W2 CANADA
PHONE: (604) 688-9592
FAX: (604) 688-9532

- i -

TABLE OF CONTENTS

	Page
PRELIMINARY NOTES	1
Date of Information	1
Currency	1
Conversion Table	1
Cautionary Statements Regarding Forward Looking Statements	1
Cautionary Note to United States Investors	3
Glossary of Terms	3
Mineral Property Application Process in Argentina	6
Mineral Application Process in Chile	7
CORPORATE STRUCTURE	8
Name and Incorporation	8
Intercorporate Relationships	8
GENERAL DEVELOPMENT OF THE BUSINESS	8
Three Year History	8
DESCRIPTION OF THE BUSINESS	11
General	11
Social or Environmental Policies	13
Risk Factors	13
PRINCIPAL PROJECTS	19
CERRO MORO	19
Acquisition terms	19
Cerro Moro Property Description and Location	19
Accessibility, Climate, Local Resources, Infrastructure and Physiography	20
History	21
Geological Setting	22
Mineralization	23
Exploration	25
Drilling	26
Sample and Analysis	27
Exploration and Development	29
CASPICHE	30
Acquisition terms	30
DON SIXTO (LA CABEZA)	32
Acquisition terms	32
Property Summary	33
Exploration and Development	36
DIVIDENDS	36
DESCRIPTION OF CAPITAL STRUCTURE	36
MARKET FOR SECURITIES	37
DIRECTORS AND EXECUTIVE OFFICERS	38
Name, Address and Occupation	38
LEGAL PROCEEDINGS	40
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40
TRANSFER AGENT	40
MATERIAL CONTRACTS	40
NAME AND INTEREST OF EXPERTS	41
AUDIT COMMITTEE	42
ADDITIONAL INFORMATION	43

EXETER RESOURCE CORPORATION

PRELIMINARY NOTES

Date of Information

In this Annual Information Form (the “AIF”), unless the content otherwise requires, references to “me”, “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries. All the information contained in this AIF is as at December 31, 2008, the last day of the Company’s most recently completed financial year, unless otherwise indicated.

Currency

All dollar amounts referenced in this AIF are expressed in Canadian dollars, unless otherwise indicated.

Conversion Table

For ease of reference in this AIF, the following conversion factors from metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces/ton (troy/ton)	0.029

Cautionary Statements Regarding Forward Looking Statements

This AIF contains “forward looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995.Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s lack of revenues from operations and its continued ability to fund ongoing and planned exploration and possible future mining operations;
•	risks related to the on-going credit crisis centred in the United States and the Company’s ability to raise money in the future to fund its operations;
•	risks related to its ability to successfully establish mining operations or profitably produce precious metals;
•	risks related to differences between U.S. and Canadian practices for reporting mineral resources and reserves;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that any possible future development activities will result in profitable mining operations;
•

risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	changes in the market price of gold, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;
•	risks related to currency fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;
•	risks related to governmental regulations, including restrictions related to the Don Sixto gold project;
•	risks related to the Company’s primary properties being located in Chile and Argentina, including political, economic, and regulatory instability;
•	uncertainty in the Company’s ability to obtain and maintain certain permits necessary for current and anticipated operations;
•	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;
•	risks related to land reclamation requirements which may be burdensome;
•	risks over the uncertainty in the Company’s ability to attract and maintain qualified management to meet the needs of anticipated growth and risks relating to its ability to manage growth effectively;
•	risks related to Exeter held mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks related to the Company’s history of losses, which may continue to occur in the future;
•

risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;

•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	the volatility of the Company’s common share price and volume; and
•	tax consequences to U.S. shareholders.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note to United States Investors

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure (oral statements as well as written documents and websites) an issuer makes of scientific and technical information concerning mineral projects, and requires that all such disclosure be made under the supervision of a “qualified person” as defined in NI 43-101. It also requires issuers to file technical reports at certain times under a prescribed format.

Canadian standards differ significantly from the requirements of the United States Securities Exchange Commission (“SEC”); mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any party of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.

Glossary of Terms

Ag - symbol used for silver in the periodic table of elements.

Alteration- any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite- a dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

As - symbol used for arsenic in the periodic table of elements.

Assaying- laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample. Technique usually involves firing/smelting.

Au - symbol used for gold in the periodic table of elements.

Breccia - a rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined, and then used for metallurgical or geotechnical testing purposes.

Carbon In Leach- a recovery processin which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold content and the gold is absorbed in the carbon. The carbon is subsequently separated from the slurry for further gold removal.

Channel Sampling- cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling- taking of small pieces of rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic - fragments of minerals and rocks that have been moved individually from their places of origin.

Cu - symbol used for copper in the periodic table of elements.

Cut-off grade- the lowest grade of mineralized material that qualifies as resource in a deposit. i.e.: contributing material of the lowest assay that is included in a resource estimate.

Diorite - an intrusive igneous rock.

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated - where minerals occur as scattered particles in the rock.

Epithermal - low temperature hydrothermal process or product.

Exploration - work involved in searching for ore, usually by drilling or driving a drift.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic- an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade - the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hg - symbol used for mercury in the periodic table of elements.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Ignimbrite - a felsic volcanic tuff in which the fragments were welded together as the tuff cooled.

Intrusion; Intrusive- molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer- an instrument for detecting and measuring changes in the earth’s magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests- are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more metalliferous minerals.

Net Smelter Return Royalty / NSR Royalty- a phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit - a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop - the part of a rock formation that appears at the surface of the ground.

Oxide - a compound of oxygen with another element.

Phyllic Alteration- hydrothermal alteration common in porphyry base-metal systems.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pyroclastic - produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Resource - a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation (RC) Drilling - a type of percussion drilling where hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The rock chips are forced to the surface using air or water forced down the outer chamber of a twin-walled drill rod and driven back to the surface through the inner chamber. The rock chips are then collected for analysis.

Rhyolite - a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling - taking a sample of rock or material in order to test and assay its mineral composition.

Sediments; Sedimentary - rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silification - the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Tuff -a general term for all consolidated pyroclastic rocks.

Stockwork - a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Vein - a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics- those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Mineral Property Application Process in Argentina

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

Cateo

An exploration permit, known as a “Cateo”, allows the holder of the permit to explore the concession by way of prospecting, mapping, sampling and conducting geophysical surveys. The rights of the Cateo holder are subject to surface rights. To conduct drilling and trenching programs on the Cateo, the permit holder has to submit a report to the mining office outlining the proposed program which must include a plan for any reclamation.

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

Mining Permit

A Cateo will expire if, within its specified term or duration, no mineral discovery is reported by the Cateo holder. If a mineral showing or an ore zone has been discovered while exploring the property, where the holder is a company, it may apply for a “Manifestacion de Descubrimiento”, or “MD” for mining rights to a maximum of 3,500 ha. Once an MD is granted, the property must be surveyed in order to apply for a “Mina”, or mining lease. This is usually done after the results of exploration indicate a potential ore body.

Mineral Application Process in Chile

There are two types of mining concessions in Chile: exploration concessions and exploitation concessions. The principal characteristics of each are the following:

Exploration Concessions

The titleholder of an exploration concession has the right to carry out all types of mining exploration activities within the area of the concession. Exploration concessions can overlap or be granted over the same area of land; however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area as indicated by their ROL number. The ROL is a number used to identify a concession, it is not an acronym.

For each exploration concession the titleholder must pay an annual fee of approximately US$1.10 per ha to the Chilean Treasury and exploration concessions have a duration of two years. At the end of this period, they may (i) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

A titleholder with the earliest dated exploration concession has a preferential right to an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration concession for that area or without an exploration concession at all and must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession to remain valid.

Exploitation Concessions

The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted. Exploitation concessions can overlap or be granted over the same area of land; however, the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

Exploitation concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to each exploitation concession of approximately US$5.80 per ha.

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the date of the exploration concession. A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

In accordance with Chilean law, from the date that an application for a mining concession is made to the court, the applicant has the right to transfer or grant an option to purchase the mining concession in the process of being constituted and the court has no discretion to refuse the final grant of the concession.

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the name of Square Gold Explorations Inc. on February 10, 1984 under the Company Act of the Province of British Columbia (subsequently replaced by theBusiness Corporations Act (British Columbia)) with an authorized capital of 20,000,000 common shares without par value. On July 13, 1987, the Company changed its name to Glacier Resources Inc. and on August 19, 1988 changed its name to Golden Glacier Resources Inc.

On June 10, 2002 shareholders approved (i) a share consolidation on the basis of ten (10) old shares for one (1) new share (the “Consolidation”), (ii) an increase in the authorized share capital post-consolidation from 2,000,000 to 100,000,000 common shares, and (iii) a name change to Exeter Resource Corporation. The Consolidation and name change were made effective October 11, 2002.

The head office of the Company is located at Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. The address for service and the registered and records office of the Company is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Intercorporate Relationships

The Company has four wholly owned subsidiaries: Cognito Limited (“Cognito”), Estelar Resources Limited (“Estelar”), Sociedad Contractual Minera Eton Chile (“Eton Chile”) and Eton Mining Corp. (“Eton”). Cognito and Estelar are British Virgin Island corporations, registered to conduct the Company’s business in Argentina. Eton Chile is a Chilean corporation, registered to conduct the Company’s business in Chile. Eton is a British Columbia corporation, and is not currently active.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is engaged in the business of acquisition, exploration and development of mineral properties located in Argentina and Chile; its business development over the last three years is described in the following paragraphs. Unless otherwise noted, Matthew T. Williams, the Exploration Manager of the Company, is the “qualified person” under NI 43-101 responsible for the preparation of scientific or technical information in this AIF.

2006

During 2006, the Company continued exploration on its Don Sixto project with the objective of expanding its existing resource estimate and raising the level of confidence in that resource estimate. The Company advanced its exploration activities in Patagonia on its projects held through an alliance with Cerro Vanguardia Sociedad Anónima (“CVSA”), and in Chile continued work on the Caspiche property. The Company also entered into a new agreement with Rio Tinto which gave it the right to explore 48 targets in Southern Chile.

The Company began trading its common shares on the American Stock Exchange, now the NYSE-Amex (“NYSE-Amex”) on November 9 under the symbol “XRA”.

In addition the Company closed the following non brokered private placements:

•

3,600,000 units at a price of $2.50 per unit. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant could be exercised to purchase one additional common share for a period of 18 months at a price of $3.00. Gross proceeds of $9,000,000 were used to advance the Don Sixto project in Argentina, for exploration of other projects in Argentina and Chile, and for general working capital. The Company paid a finder’s fee of $450,000 in cash and issued 252,000 warrants, each to purchase one common share at a price of $2.50 for 18 months. All warrants have been exercised.

•

500,000 units at a price of $2.50 per unit. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable to purchase one additional common share for a period of 18 months at a price of $3.00. Gross proceeds of $1,250,000 were used to advance the Don Sixto project in Argentina, for exploration of other projects in Argentina and Chile, and for general working capital. All warrants have been exercised.

The Company relocated its head office to the current address, and entered into a five year lease agreement with an arm’s length party.

2007

In early 2007, the Company curtailed drilling on its Don Sixto project to focus primarily on the construction of geological, mineralization and structural models in preparation for updated resource estimates for Don Sixto which were released in August, 2007. With the curtailment of drilling at Don Sixto, the Company’s geological teams focused on advancing both its Cerro Moro and Caspiche projects in Argentine Patagonia and Chile respectively. Following the introduction of legislation which banned the use of certain chemicals, traditionally used in mining, by the Mendoza Provincial Government in June, 2007, exploration and independent engineering studies at Don Sixto were suspended.

Drilling resumed at Cerro Moro in March, and with the addition of a second drill rig in June, exploration progressed rapidly. In May 2007, the Company provided notice to CVSA that it had incurred the exploration expenditures required under the agreement with CVSA and exercised its option to acquire the Cerro Moro properties in Santa Cruz Province, the remainder of properties in Santa Cruz Province, and the properties in Rio Negro Province and Chubut Province covered by the agreement. By early August, the Company had completed 10,000 m of drilling at Cerro Moro, triggering CVSA’s back-in right to gain a majority interest in the Cerro Moro project. The Company collated all geological data generated on Cerro Moro up to the completion of the 10,000 m of drilling and forwarded it to CVSA in early

September 2007. Upon receipt of that data, CVSA had 45 days in which to exercise its back-in-right. On October 30, 2007, CVSA advised the Company that it would not exercise its back in right and consequently its interest reverted to a 2% NSR Royalty with the Company owning 100% of the project.

At Caspiche, located in the Maricunga region of the Chilean Andes in an area known to be rich in porphyry gold deposits, two drilling campaigns were conducted in early 2007 with the final drill hole being drilled into a very promising porphyry gold target. Drilling at Caspiche continued until the onset of the southern winter.

2008

During 2008, the Company continued its drilling programs at both Caspiche and Cerro Moro. With continued encouraging results at both of their properties, exploration initiatives were increased with plans to expedite the completion of the NI 43-101 compliant resources estimates on both Caspiche and Cerro Moro. Three drill rigs were utilized throughout most of the year at Cerro Moro until the fourth quarter when results were compiled and reviewed to be used in the development of the NI 43-101 resources estimate. At Caspiche, the 2007-2008 drilling campaign was halted in May due to the onset of the South American winter. It resumed again in October with a plan to drill 9,300 m.

On March 5, 2008 the Company entered into a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the Government of Santa Cruz Province, Argentina, for the future development of the Company’s Cerro Moro project in Santa Cruz. In March 2009, the Company finalized the terms of the agreement in which Fomicruz will acquire a 5% interest in the Company’s 176 square kilometer (“sq km”) Cerro Moro project, and the Company will have the right to earn up to an 80% interest in 763 sq km of Fomicruz exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years. The Company will fund all exploration and development costs of the Cerro Moro project and the Fomicruze properties and Fomicruz will repay an agreed amount of those costs from 50% of its share of net revenue from future operations. The Company will manage the exploration and potential future development on the properties.

In March 2008, the Company completed an equity financing and issued 7.78 million special warrants at a price of $4.50 per special warrant for gross proceeds of $35.0 million. Each special warrant was deemed to be exercised in May 2008, for no additional consideration, into one common share of the Company. The Company paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received from the offering and also issued 505,700 warrants to the underwriters in connection with the financing. Each warrant was exercisable to purchase one common share of the Company for a period of 12 months at a price of $4.50. The warrants were not exercised, and expired on March 26, 2009.

In September of 2008, the ongoing credit crisis centred in the United States intensified, and among other factors, led to the collapse of many large financial institutions causing significant losses in worldwide markets. Bank and major investment company failures and weak investor confidence led to significantly reduced available risk capital, a traditional source of funding for companies like Exeter in the junior resource industry. Reacting to this financial crisis, management reviewed budgets in August and September and identified areas to reduce and eliminate spending to focus more on high priority projects and activities. As a result of these cuts, many of the grass roots programs were put on hold and over half of the Company’s workforce were laid off during the latter half of the third quarter and into the fourth quarter of 2008. Some South American expatriate geologists and engineers were also retrenched and plans were implemented for others to work part time commencing in 2009. Staff numbers and time reductions were also implemented at the head office in Vancouver.

Subsequent to December 31, 2008, the Company completed a bought deal equity financing in which it sold 12,075,000 common shares (including an overallotment option of 15%) at a price of $2.40 per share to raise gross proceeds of $29.0 million. The offering closed on February 26, 2009. As consideration to the underwriters, the Company paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also issued to the underwriters 784,875 non-transferable warrants (the “Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of shares sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at the offering price of $2.40.

The Company intends to use the net proceeds of the offering for exploration and development of the Company’s properties in Argentina and Chile, with specific focus on Caspiche and Cerro Moro, and for general corporate purposes.

DESCRIPTION OF THE BUSINESS

General

The Company is a mineral resource exploration company. The Company’s principal properties are the Cerro Moro property in Santa Cruz Province, Argentina, the Caspiche property in northern Chile, and the Don Sixto property in Mendoza Province, Argentina.

The Company is in the exploration stage of its corporate development; it owns no producing properties and, consequently has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of the Company are primarily funded by equity subscriptions.

The progress on and results of work programs on the Company’s properties are set out in the Mineral Project section of this AIF. At this time, based on the exploration results to-date, the Company cannot project significant mineral production from any of its existing properties.

Specialized Skills

The Company’s business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, and compliance. To date, the Company has been able to locate and retain such professionals in Canada, Argentina and Chile, and believes it will be able to continue to do so. Due to the on going financial crisis, it has become less necessary to employ and source additional professionals in these areas as spending has been limited to its Cerro Moro and Caspiche projects.

Competitive Conditions

The Company operates in a very competitive industry, and competes with other companies many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants. However, in the wake of the financial crisis, many companies in the junior resource sector were required to reduce or eliminate portions of their operational activities and/or have vendors reduce costs. This on-going financial crisis has effectively reduced demand for many of these exploration service providers and some costs have come down. The Company has also made significant cuts to its programs and staff and thus has required reduced services of many vendors outside, including drilling and assaying.

Business Cycles

Late in 2008 the ongoing credit crisis in the the United States sent many economies, including the Canadian economy, into a recession. The current recessionary conditions have also created a volatile commodity market. Many junior mining companies who rely on certain commodity prices have been affected as a result of these volatile conditions. Some companies have been forced to abandon or delay work on certain projects until prices are such that further work becomes economically viable. Exeter has continued its exploration activities as gold prices are such that gold mining, depending on the project, is still economically viable.

Most companies in the junior mining sector, companies that are considered risky investments, were more heavily impacted by the significant market losses, write-downs and devaluation of certain AAA rated asset-backed investments, and the fall of many financial institutions forced many investors to liquidate their holdings for cash driving share prices down. Exeter’s share price, for example, hit lows in December 2008 not seen in three years that were predominantly driven by market conditions, even though the price of gold remained fairly high. Gold prices have remained high as it is traditionally seen as a hedge against the devaluation of currency or inflation. Low investor confidence through this recessionary period has also resulted in the lack of available risk capital and many companies similar to Exeter which rely on risk capital to continue to fund operations have encountered difficulty in raising such capital.

In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Argentina and Chile. In particular, exploration on some of the Company’s properties at higher altitude may not be possible in the winter.

Environmental Protection Requirements

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

In Mendoza, Argentina, where the Don Sixto project is located, legislation was passed by the Mendoza government in June 2007, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has effectively banned conventional mining in the province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment. These political developments could have a serious negative impact on the Company and the value of its securities.

Employees

As of December 31, 2008, and the date hereof, the Company has 4 employees in Canada, 34 employees in Argentina, and 30 employees in Chile. The Company relies on and engages consultants on a contract basis to provide services, management and personnel who assist the Company, to carry on its administrative or exploration activities either in Canada, Argentina or Chile.

Foreign Operations

Mineral exploration and mining activities in Argentina and Chile may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Argentina and Chile’s status as developing countries may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects.

Social or Environmental Policies

In March 2008, the Company adopted its “Environment and Corporate Social Responsibility Principles and Policies”. The Company’s “Environment and Corporate Social Responsibility Principles and Policies” sets out the principles that all directors, management and employees are required to adhere to while conducting Company business. The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information; (iv) contribute to community development; (v) upholding Human Rights; (vi) safeguarding the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) the commitment to ethical business practices.

Risk Factors

Properties in which the Company has or is acquiring an interest in, are all currently at the exploration stage. The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:

Risks Associated with the Company’s Operations and Mineral Exploration

The Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations. Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection. Any one or a combination of these factors may result in the Company not receiving an adequate return on its investment capital.

The Company has no known reserves and no economic reserves may exist on its properties, which would have a negative effect on the Company’s operations and valuation. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits exist on its properties. The Company may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration efforts, the Company may be forced to acquire additional projects or cease operations.

The Company does not own certain of its properties but is required to make option payments and exploration expenditures to earn its interest. If the Company is unable to make the required outlays, its entire investment could be lost. Certain of the Company’s properties, including Caspiche and the Don Sixto project, are currently held under option. The Company has no ownership interest in these properties until it meets, where applicable, all required property expenditures, cash payments, and common share issuances. If the Company is unable to fulfill the requirements of these option agreements, it is likely that the Company would be considered in default of the agreements and the option agreements could be terminated resulting in the complete loss of all expenditures including the option payments made on the properties to that date.

Legislation in Mendoza, Argentina could have a serious negative impact on the Don Sixto project. Political events in Mendoza, Argentina, where the Don Sixto project is located, resulted in legislation being passed by the Mendoza government in June 2007, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has effectively banned conventional mining in the Province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment. These political developments could have a serious negative impact on the Company and the value of its securities.

The Company conducts mineral operations in Argentina and Chile which, as developing economies, have special risks which could have a negative effect on the Company’s operations and valuation. The Company’s exploration operations are currently located in Argentina and Chile. Argentina is currently experiencing economic instability associated with unfavorable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with the Company’s ability to raise additional capital which will be required to explore and/or develop any of the Company’s mineral properties. As a developing economy, operating in Argentina has certain additional risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. The presence of any of these conditions could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or lose outright, its properties in Argentina. This would have a negative impact on the Company and the value of its securities.

Argentina’s economy has a history of instability, and future instability and uncertainty could negatively effect the Company’s ability to operate in the country. Since 1995, Argentina’s economy has suffered periods of instability, which include high inflation, capital flight, default on international debts, and high government budget deficits. Results of these problems included domestic disturbances and riots, government resignations and instability in the currency and banking system. Such disorder in the future could make it difficult or impossible for the Company to operate effectively in the country, and require the Company to reduce or suspend its operations in Argentina.

The Company’s operations contain significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations. The Company’s exploration of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against such risks. The Company currently maintains only general liability and director and officer insurance but no insurance against its properties or operations. The Company may decide to take out such insurance in the future if such insurance is available at economically viable rates.

The Company has not surveyed any of its properties, has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation. The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights.

The natural resource industry is highly competitive, which could restrict the Company’s growth. The Company competes with other exploration resource companies, which have similar operations, and many competitors have operations, financial resources and industry experience greater than those of the Company. This may place the Company at a disadvantage in acquiring, exploring and developing properties. Such companies could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations. The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

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

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which the Company may require for future exploration or possible future development will be obtainable on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. This could have a negative effect on the Company’s exploration activities or its ability to develop its properties.

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Argentina, prior to conducting operations, miners must submit an environmental impact report to the provincial government, describing the proposed operation and the methods to be used to prevent environmental damage. Approval must be received from the applicable bureau and/or department, which will also conduct ongoing monitoring of operations before exploration can begin. In Chile, exploration activities require an environmental declaration, while mining activities require an environmental evaluation. These documents are presented with the government entity (Conama or Corena) before activities begin. As the Company is at the exploration stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

Political events in Mendoza, Argentina, where the Don Sixto project is located, resulted in legislation being passed by the Mendoza government in June 2007, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has effectively banned conventional mining in the province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment. These political developments and the potential of similar actions in other provinces or countries could have a significant negative impact on the Company and the value of its securities.

Financing Risks

The Company has a history of losses and expects losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders. The Company has limited financial resources and has no operating cash flow. As of December 31, 2008, the end of the last financial year, the Company had incurred accumulated losses totalling $80,504,044. The continued exploration efforts will require additional capital to help maintain and expand exploration on the Company’s principal exploration properties. Additionally, if the Company decides to proceed with a feasibility study on any of its primary properties, substantial additional funds will be required to complete the study as well as to complete the acquisition of the projects held under option agreements. Late in fiscal year 2008, resulting from the on-going credit crisis centered in the United States, many economies including that of Canada have gone into a recession. This recession has impacted investor confidence and this has effectively reduced the availability of risk capital. The Company has traditionally been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing. However due to the current economic conditions, the Company may not be able to obtain additional equity financing on reasonable terms, or at all. If the Company is unable to obtain sufficient financing in the future, it might have to dramatically slow exploration efforts and/or lose control of its projects. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a lack of cash flow sufficient to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would have a negative effect on the value of its securities.

The Company operates in foreign countries and is subject to currency fluctuations which could have a negative effect on the Company’s operating results. The Company’s operations are located in Argentina and Chile which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. dollars, Argentine Pesos and Chilean Pesos. Such fluctuations may adversely affect the Company’s financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Common Shares of the Company

The market for the Company’s common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company, or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as economic recessions and changes to legislation in the countries in which it operates. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral. In the last five financial years, the price of the Company’s common shares has fluctuated between $0.71 and $5.52. The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s common shares can also be subject to volatility resulting from purely market forces over which the Company will have no control such as that experienced recently resulting from the fallout of the economy due to the on-going credit crisis centred in the United States. Further, despite the existence of a market for trading the Company’s common shares in Canada, the U.S. and Germany, shareholders of the

Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

The Company has a dependence upon key management employees, the absence of which would have a negative effect on the Company’s operations. The Company depends on the business and technical expertise of its management and key personnel, including Bryce Roxburgh, President and Chief Executive Officer, and Yale Simpson, Chairman. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company has entered into formal services agreements with Bryce Roxburgh and Yale Simpson and some of its other officers. The Company maintains no “key man” life insurance on any members of its management or directors.

Certain officers and directors may have conflicts of interest, which could have a negative effect on the Company’s operations. Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors. The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the U.S. tax code. If the Company is declared a PFIC, then owners of the Company’s common shares who are U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers. It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia under the Business Corporations Act. A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the United States Securities Act of 1933, as amended.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may also result in shareholders having less data.

PRINCIPAL PROJECTS

CERRO MORO

The following description of the Cerro Moro property was extracted and/or summarized from a report titled “Technical Report Cerro Moro Project” dated February 9, 2009 prepared by Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM, the Company’s Vice President – Development & Operations, and Matthew T. Williams, B.App.Sc. Applied Geology, MAusIMM, Exploration Manager of the Company, both “qualified persons” under NI 43-101, which is incorporated by reference herein and is available for public viewing at www.sedar.com and www. sec.gov/ among the Company’s disclosure documents.

The reader is cautioned that the following is an abridged summary only. To put the contents hereof in the context of the full technical report, together with its illustrations, figures, footnotes, bibliography, assay certificates, etc., the reader should view the full technical report on SEDAR at www.sedar.com or on EDGAR at www. sec.gov.

Acquisition terms

In January 2004, the Company announced that it had secured an option from CVSA to acquire all of CVSA’s exploration projects (the “CVSA Properties”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, the Company paid CVSA US$100,000 for the right to earn a 100% interest in the CVSA Properties by spending US$3 million within five years, including completing 8,000 m of drilling on any of the four major projects which comprise the CVSA Properties. CVSA also has the right to back into a 60% interest in a project following the completion of 10,000 m of drilling on that project, by paying the Company 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing the Company’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a project, its interest will revert to a 2% NSR Royalty.

At the end of 2006, the Company had met the obligation to incur total aggregate expenditures of US$3 million, and completed 12,000 m of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back in right. On August 2, 2007, the Company notified CVSA that it had completed 10,000 m of drilling at the Cerro Moro project, and provided them with a report containing exploration results in early September. In October, CVSA advised the Company that it had elected not to exercise the back-in right and its interest has reverted to a 2% NSR Royalty in Cerro Moro.

To date, the Company has completed 7,820 m of drilling on a second Santa Cruz project (drilled at Cerro Puntudo and Verde). The Company has not conducted any drilling on either of the Rio Negro or Chubut projects, which comprise the remainder of the projects held under the CVSA agreement.

Cerro Moro Property Description and Location

Cerro Moro is located in southern Argentina, some 60 km (100 km by road) southwest of Puerto Deseado, a port city in the Province of Santa Cruz. The project area is approximately 170 sq km and is geographically centered at approximately 48° 01’ 55” south latitude and 66° 33’ 45” west longitude.

Cerro Moro comprises eighteen titles covering the main prospects. Two of these titles are Cateos and the remainder are MDs as reflected in the following table:

NUMBER	LETTER	YEAR	TITLE HOLDER	TYPE	NAME	AREA (HECTARES)
407082	M	1993	Estelar (ex-CVSA)*	MD	Bárbara II	420
407083	M	1993	Estelar (ex-CVSA)	MD	Michelle	420
407084	M	1993	Estelar (ex-CVSA)	MD	Michelle II	420
407087	M	1993	Estelar (ex-CVSA)	MD	Bárbara I	420
407088	M	1993	Estelar (ex-CVSA)	MD	Bárbara	420
407101	M	1993	Estelar (ex-CVSA)	MD	Michelle I	420
407102	M	1993	Estelar (ex-CVSA)	MD	Nini	420
412988	M	1995	Estelar (ex-CVSA)	MD	Hansen I	3,000
412989	M	1995	Estelar (ex-CVSA)	MD	Hansen II	3,000
412990	M	1995	Estelar (ex-CVSA)	MD	Hansen III	3,000
412991	M	1995	Estelar (ex-CVSA)	MD	Hansen	2,500
412992	M	1995	Estelar (ex-CVSA)	MD	Nini I	402
412993	M	1995	Estelar (ex-CVSA)	MD	Nini II	408
404908	C	2002	Estelar (ex-CVSA)	MD	La Virginia	699
401961	E	2007	Estelar	MD	Robertino	976
411600	E	2004	Estelar	MD	Williams	74
402342	E	2007	Estelar	Cateo	Edward	185
402343	E	2007	Estelar	Cateo	Matthew	493
TOTAL HECTARES						17,677
*	Estelar is a wholly owned subsidiary of the Company.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

Cerro Moro is accessible from either Rio Gallegos City to the south, the capital of Santa Cruz Province or Comodoro Rivadavia City to the north, a southern city in Chubut Province. Both cities have national airports with regular commercial jet services from Buenos Aires. The major centres in close proximity to the project area are Puerto Deseado, approximately 100 km by road to the northeast and Puerto San Julian, approximately 260 km by road to the southwest. Road access from each of these centres is via a combination of paved and all-weather gravel roads. A network of local farm roads and tracks provide reasonable access to all areas of interest within the project area. Exploration is possible on a year-round basis.

Climate

The climate in the area is dry and has been classified as semi-arid with minimum temperatures of -18° C and maximums of 20° C. The area has a low rainfall (mostly in winter), with some snow and is affected by moderate to strong winds.

Local Resources and Infrastructure

The immediate vicinity of Cerro Moro is sparsely populated. Farm stations or ‘estancias’ consisting of one to a few houses dot the country side, occurring several km apart. The main occupation is raising sheep. The operating Cerro Vanguardia Gold Mine (“Cerro Vanguardia”), owned and operated by CVSA, is located approximately 130 km (approximately 200 km by road) to the west-southwest of the project.

The nearest major centres are Puerto Deseado (pop. 10,000), Puerto San Julian (pop. 6,000), Caleta Olivia (pop. 36,000) 210 km by road to the northwest and Comodoro Rivadavia (pop. 140,000) 290 km by road to the north-northwest of the project area. Rio Gallegos (pop. 79,000), the capital of Santa Cruz Province, is approximately 500 km by road to the south of the project. These major centres can provide basic goods and services. The national power grid serves these major centres. Comodoro Rivadavia and Rio Gallegos are serviced with national airports. Puerto Deseado, which is serviced via small to mid-size charter aircraft, has a well maintained concrete airstrip.

Physiography

Cerro Moro has low relief of approximately 60 m above sea level with an average elevation of 115 m. There are no permanent watercourses and several saline lagoons and saltpans are found throughout the area.

History

There is no record of previous ownership of Cerro Moro prior to its acquisition by Mincorp Exploration S.A. (“Mincorp”), the company that discovered the property in 1993 while investigating a satellite image.

Regional Landsat TM satellite imagery analysis identified 33 targets, which were initially reviewed by helicopter reconnaissance. Major structures with extensive quartz veining were recognized at the “4 Verde” anomaly (now Cerro Moro). Initial rock chip sampling of the veins returned anomalous gold.

During the period between January and April of 1994, Mincorp conducted mapping and surface sampling of the main quartz veins. The tape and compass mapping of the veins was at a scale of 1:1,000 and a total of 223 short trenches were dug by hand. No further work was carried out until May 1997 when detailed mapping and trench sampling restarted. The more obvious outcropping quartz vein structures were identified and named: Moro, Nini, Laura, Susy, Dora, Romina, Lourdes, Barbara, Ana, Deborah, Belen, Maria and Michelle. An interpreted geology map at a scale of 1:20,000 was also produced. In total 2,982 samples were collected and all of the samples were analysed at Cerro Vanguardia. After an analysis of the surface sampling results and mapping, a total of 19 diamond holes for 1,016 m were drilled by Mincorp on the Loma Mosquito, Moro, Nini, Esperanza, Escondida, Deborah and Michelle vein structures.

In June 1997, Richard Sillitoe conducted an interpretation and revision of exploration strategies on all of Mincorp’s properties in the Santa Cruz and Rio Negro Provinces. He proposed a mineralization model for the Cerro Moro veins which speculated on the level of erosion and potential for further discovery.

During December 1997, detailed mapping was conducted at the Tres Lomas, Loma Escondida and Loma Stock-work prospects to improve the geologic understanding of these areas. A lag sampling program was conducted at the Loma Mosquito prospect.

In May 1998, Richard Sillitoe undertook a second site visit, to review the potential for disseminated-bulk tonnage mineralization at Cerro Moro.

During April to June in 1999, Mincorp conducted an RC percussion drilling program, totalling 15 holes for 1,577 m, at the Michelle, Loma Mosquito, Virginia, Loma Stock-work, Loma Escondida and Tres Lomas prospects.

In February 2000, an analysis and interpretation of the RC drilling results was completed and in March of the same year an internal technical report was written that summarized all of the previous exploration activities. Mincorp conducted no further work on the property.

In 2001 the rights to the property were transferred to CVSA following the corporate takeover of Mincorp.

Geological Setting

Regional Geology

Cerro Moro is geologically located within the Deseado Massif, which is a tectonic block in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 sq km.

The oldest rocks within the Deseado Massif are the Upper Pre-Cambrian and Lower Palaeozoic metamorphics of the La Modesta Formation (also known as the Rio Deseado Complex). This formation is intruded by granites of Lower to Middle Palaeozoic age. During the Jurassic and Cretaceous Periods the region underwent extensional tectonics, which initially resulted in the epiclastic and pyroclastic Roca Blanca Formation, followed by the widespread mafic volcanic field of the Bajo Pobre Formation during the Mid-Jurassic. During the Mid and Upper Jurassic, these rocks were overlain by felsic and intermediate volcanics and sediments of the Bahia Laura Group. The Bahia Laura Group includes the Chon Aike and La Matilde Formations. The Chon Aike Formation constitutes a thick sequence of rhyolitic ignimbrites, tuffs and volcaniclastics, and is interpreted to host the gold mineralization at Cerro Moro.

Local and Property Geology

Three major rock groups have been mapped at Cerro Moro, including: sub volcanic, volcanic and cover units. The sub volcanic and volcanic units are interpreted to belong to the Chon Aike and La Matilde Formations of Jurassic age, and the cover consists of Tertiary marine sediments and Quaternary gravels. The volcanic units have a north-west strike and dip between 10 to 50 degrees toward the south-west.

In general, the project area is composed of many structural blocks produced by a conjugate set of north-west and north-east faults. Both fault directions contain mineralized quartz veins. In the east and central part of the project the north-easterly faults control the mineralization at the Deborah, Belen, Maria, Michelle, Barbara and Ana prospects. In the central and west part of the project, the north-westerly structures control the mineralization at the Escondida, Esperanza (including Esperanza South-East), Nini, Dora, Moro, Florencia, Gabriela, Natalia, Tres Lomas and Lala prospects. Several secondary east-west structures occur between the primary north-west structures, and these control the mineralization at the Patricia, Loma Escondida, Carla and Carlita prospects. At present the east-west structures are thought to be tensional, pull apart structures resulting from minor strike-slip movement of the larger north-west structures. In general, large strike-slip displacements have not been observed.

In the north of the project the Laura and Georgina prospects are controlled by north-south structures.

Deposit Types

The polymetallic gold-silver mineralization at Cerro Moro is of the low sulphidation epithermal vein type. Individual prospects vary from simple, single veins to complex vein systems with spur and cymoid loop structures. The thickness of the veins varies generally from 1 to 5 m, but there are examples of veins up to 10 m in width. The strike length of individual veins varies and is generally between 200 m and 1 kilometer. The Escondida structure has been followed with drilling for more than 1.8 km, and remains open along strike and at depth.

The discontinuous ore shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of the structures. It has also been noted that the brittle, felsic units have a tendency to produce stronger stock-work style development around the main structures than the intermediate units.

The main prospects delineated and drilled to date include: Escondida, Esperanza, Loma Escondida, Nini, Moro, Tres Lomas, Carla, Deborah, Dora, Gabriela, Virginia, Loma Mosquito, Loma Stock-work, Michelle and Patricia.

Mineralization

The polymetallic gold-silver mineralization is associated with epithermal veins. The high-grade gold and silver mineralization is strongly associated with the presence of sulphides such as: pyrite, sphalerite, galena, acantite and chalcopyrite. Detrimental toxic elements such as arsenic and mercury are at relatively low levels.

Escondida

Initially the Escondida east and west prospects were thought to be two separate veins, but they have recently been proven to be separate shoots within one continuous structure. The Escondida structure has now been traced by drilling for more than 1.8 km in length and it is still open along strike in both directions. Drilling has shown that the mineralization occurs to a minimum depth of 100 m below the present land surface. The Escondida quartz vein occurs within a major north-west, pre-mineral fault, dipping between 70 to 85 degrees to the south-west. The high-grade mineralization is associated with relatively late, black silica quartz which crosscuts and fills breccia voids within an earlier quartz phase. The black silica is rich in coarse sulphides, including galena, sphalerite, pyrite, chalcopyrite and acantite.

Esperanza

The Esperanza prospect is a north-west structure with one or more quartz veins, which dip steeply to the north-east. At the north-west end of the prospect the veins have been emplaced within coherent andesite on both sides of the structure. The mineralization to the south-east is characterised by a 15 m wide stock-work zone between several higher grade veins. The Esperanza structure has a present strike length of 1.2 km, and mineralization has been drilled to a vertical depth of approximately 80 m. The main veins are generally between 1 to 3 m in width. The gold-silver mineralization is associated with disseminated fine pyrite and copper, lead, zinc sulphides within quartz veins. Sulphidic ginguro banding, with pyrite, chalcopyrite and sphalerite within quartz veining is observed in the high grade zones. The structure is presently open to the south-east and to the north-west and it may be connected to the Nini prospect.

Loma Escondida

The Loma Escondida vein is an east-west structure dipping steeply to the north and is hosted entirely within andesite of the L1 unit. This vein is located 500 m north of the Escondida prospect and has been interpreted as a secondary dilational structure formed by strike-slip movement of the major north-west structures. The vein crops out poorly, but has currently been followed by drilling and trenching for more than 600 m in length, and is still open to the east and west. It is a relatively narrow vein ranging in thickness between 0.30 to 2 m. Pyrite, galena, sphalerite and acantite are associated with the high-grade shoots.

Deborah

The Deborah prospect is a north-east trending structure with a shallow north-west dip. The hanging wall rocks consist of felsic ignimbrite, with the footwall rocks consisting of an intermediate to rhyodacitic ignimbrite. The vein has a total length of 700 m and mineralization has been tested to approximately 80 to 100 m vertical depth. The thickness varies between 0.50 to 5 m.

Nini

The Nini prospect occurs as a major north-west vein structure which is partially covered by Tertiary sediments and has been traced by drilling and trenching for approximately 1.2 km in length. To the south-east the structure may be connected with the Esperanza structure beneath Tertiary cover. The mineralization is generally observed within a single quartz vein, however vein breccias and stock-works with disseminated sulphides have been observed in places.

Tres Lomas

The Tres Lomas prospect is named after three small hills aligned in a north-west orientation. Quartz veining on the hills can be traced for approximately 200 m along strike and are hosted in rhyodacitic ignimbrite of the P1 unit. The veins are mostly near vertical and have well developed stock-works with widths ranging between 0.3 to 5 m. The gold-silver mineralization is associated with chalcedonic quartz with considerable disseminated pyrite.

Carla

The Carla prospect contains short east-west quartz veins and breccia veins related to a major north-west fault. This major fault has been interpreted as the same regional structure that controls the mineralization at the Esperanza and Nini prospects. Patchy mineralization has been followed by drilling and trenching for over 150 m and is truncated by a major post mineral fault within 50 vertical m of the surface. The thickness of the mineralization is variable between 1 to 10 m. The mineralization is emplaced close to a wide tectonic breccia zone that separates a felsic ignimbrite to the north and a coherent andesite unit to the south.

Dora

The Dora prospect is a wide quartz filled structure with a north-northwest strike, dipping steeply to the east. Low-grade quartz has been traced for 240 m and widths vary between 1 to 11 m. The mineralization is low grade and the white massive quartz vein is low in sulphides. The structure occurs in a felsic tuff with strong argillic alteration.

Virginia

The Virginia prospect has been interpreted as an eroded acid sulphate cap, commonly found in the preserved upper portion of low sulphidation system. Two zones, each 200 m in length, have been tested by shallow drilling with some significant results. The trend of this silica-cap has a north-east strike and the disseminated mineralization is associated with pervasive silica-kaolin-alunite alteration in a felsic tuff.

Loma Mosquito

The Loma Mosquito prospect is characterized by the presence of possible sinter caps and eruption breccias, which have been interpreted as the upper portion of a low sulphidation system. Loma Mosquito is located in the northern part of the property near the Virginia prospect and is the only place where sinters have been recognized. Drilling in this area has confirmed the presence of anomalous gold associated with shallow, east dipping eruption breccias and silicified tuff.

Loma Stock-work

The Loma Stock-work prospect is a small hill with abundant stock-work veining emplaced in a silicified rhyolite rock over an area of approximately 1 ha. One drill hole has confirmed low-grade mineralization in the pyritic quartz stock-work veining.

Michelle

The Michelle prospect consists of several parallel sub-vertical quartz veins, trending approximately north-south to north-northeast. The veins have been tested by drilling and trenching over approximately 400 m in length and were found to be up to 2 m wide. The low-grade veins contain crystalline quartz with poorly developed coarse banding and occur in rhyolite.

Patricia

The Patricia prospect is an east-west, narrow quartz vein structure dipping steeply to the north and emplaced in coherent andesite. The area is partly covered by Tertiary and Quaternary sediments. The structure has an outcrop expression for 300 m, but is interpreted, from the ground magnetics, to continue for an additional 300 m to the west and 200 m to the east. High-grade gold and silver mineralization has been intersected in trenches and drill holes and is more elevated to the west, before disappearing under cover. This mineralization is associated with copper, lead and zinc sulphides in quartz veins, approximately 1 meter in width. It is currently interpreted that this east-west vein occurs within a similar structural setting to that of the Loma Escondida prospect to the south, and that both are secondary dilational structures formed by strike-slip movement of the major north-west structures such as Escondida and Esperanza.

Exploration

Since commencing work in June 2003, the Company has carried out diverse exploration activities at Cerro Moro that includes several geological mapping campaigns, satellite image interpretation, various geophysical surveys (ground magnetic, induced polarization and resistivity), surface sampling (soil, trench, and lag sampling) and drilling (reverse circulation and diamond drilling).

Results from the ground magnetics differentiated known structures. Importantly, the structures are interpreted to extend under the shallow Tertiary marine sediment cover. The Escondida structure is interpreted to continue to the north-west under cover for more than 1 km and the Esperanza structure also appears to extend for approximately 600 m to the south-east. Both extensions have been tested by drilling with positive results.

Surface Sampling

Rock Chip Samples

A total of 911 spot rock chip samples were collected from all of the main prospect areas: Escondida, Loma Escondida, Patricia, Tres Lomas, Patricia, Natalia, Gabriela, Nini, Carla, Deborah, Belen, Maria, Michelle, Moro, Dora, Lala, Laura and Georgina. This program of sampling was undertaken to assess targets identified in the geophysical products, as well as outcropping veins which had not been previously sampled.

Lag Sampling

A total of 10 lag soil sampling lines were completed for 457 samples totalling 14.1 line km. The areas sampled included: Deborah, Escondida, Loma Escondida, Tres Lomas, Patricia, Barbara, Ana, Carla and Carlita. Several anomalies were detected, particularly over the known veins, indicating the effectiveness of the method. Each sample represents a composite over a 25 m interval, and the material sampled is between 2 and 5 millimeters (“mm”) in size.

Soil and Mobile Metal Ion Samples

The soil sample program during 2004 and 2005 aimed to define potential drill targets over resistivity anomalies. During this program 404 samples were collected. The method failed to provide geochemical targets over areas of cover with the only anomalous results returned being from samples located proximal to the known outcropping veins.

The Mobile Metal Ion (“MMI”) soil sample program was conducted between the Esperanza and Nini structures, in an area with recent cover and no outcrop. A total of 17 samples were collected for analysis. Samples were collected over two lines, an orientation line passing over the Nini vein with the second over marine sediments that form a ridge which separates the Nini and Esperanza prospects. The orientation line contained anomalous values, however the line over the covered area contained no anomalous results.

Trenches and Rock Chip Channels Samples

The Company has, to date, completed a total of 135 trenches for 2,390 m, from which 1,431 samples have been collected and assayed. Trenching was conducted at the Carla, Carlita, Deborah, Escondida, Esperanza, Gabriela, Loma Escondida, Natalia, Patricia and Tres Lomas prospects. The samples in the trenches were collected by hammer and chisel, every 2 m, or less, as dictated by geology. Depending on the length of the samples, samples weights ranged between 1 and 7 kilograms (“kg”), with an average sample weight of 5 kg.

Drilling

To date, Exeter has drilled a total of 472 drill holes for 50,257 m, comprised of 264 diamond holes for 20,876 m and 208 RC percussion drill holes for 29,380 m. Therefore the current total of drilling at Cerro Moro equates to 506 holes (including previous Mincorp drilling) for 52,850 m. The following table details the drilling completed by prospect:

Prospect	Holes	RC (m)	Diamond DH (m)	Total (m)%
Carla	9	366.00	398.55	764.55	1.4
Carlita	4	265.00		265.00	0.5
Cassius	4	248.00	335.30	583.30	1.1
Conceptual Targets	23	1,899.45	94.80	1,994.25	3.8
Deborah	21	965.00	300.60	1,265.60	2.4
DTS	1	100.00		100.00	0.2
Dora	8	342.00		342.00	0.6
Escondida	178	11,961.50	11,846.40	23,807.90	45.0
Escondida North	4	310.00	191.15	501.15	0.9
Esperanza	41	1,639.80	1,875.95	3,515.75	6.7
Florencia	4	304.00	168.00	472.00	0.9
FMD	2	198.00		198.00	0.4
Gabriela	40	2,453.05	2,361.10	4,814.15	9.1
Lala	3	264.00		264.00	0.5
Laura	4	330.00	80.00	410.00	0.8
Loma Escondida	27	1,090.00	941.55	2,031.55	3.8
Loma Stockwork	4	490.00		490.00	0.9
Lourdes	1	80.00		80.00	0.5
Maria	2	284.00		284.00	0.5
Marina	4	264.00		264.00	0.5
Michelle	9	471.00	510.30	981.30	1.9
Moro	15	1,124.00	358.95	1,482.95	2.8
Mosquito	9	470.00	230.65	700.65	1.3
Natalia	8	624.00	93.45	717.45	1.4
Nini	21	1,011.50	479.90	1,491.40	2.8
Nini-Esperanza_Gap	4	440.00	50.50	490.50	0.9
Ornella	2	127.00		127.00	0.2
Patricia	16	640.00	698.55	1,338.55	2.5
Romina	2	142.00		142.00	0.3
Silvia	13	841.00	724.15	1,565.15	3.0
Susy	7	526.00	93.00	619.00	1.2
Tres Lomas	5	276.00	60.00	336.00	0.6
Virginia	11	411.00		411.00	0.8
TOTAL	506	30,957.30	21,892.85	52,850.15

Sample and Analysis

Surface Sampling

The same methodology was used to collect the samples in the trenches and surface rock chip channel sampling. All the samples were taken by a field assistant under a geologist’s supervision utilising hammer and chisel. The samples to be collected are initially marked up by a geologist using a nominal 2 m sample length with smaller lengths dependent on geological or mineralisation contacts. All of the sampling in the trenches and surface rock chip channels are continuously sampled. Representative chips of each sample interval are stored in plastic boxes for future reference. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

The lag soil samples are a composite of 5 sites taken every 5 m over every 25 m. The sampling was performed by field assistants under geologist supervision. The sampled material is sieved on-site to between 2 and 5 mm.

Diamond Drilling

All the diamond holes drilled by Exeter were orientated using the Ballmark system. The system uses gravity to make a mark on an aluminium disk with a small ball, which represents the bottom of the hole in the oriented core. An Exeter technician on the drill site measures core recovery and draws an initial orientation line on the core. The drill core is then placed in marked wooden core boxes at the drill site and transported to the Exeter camp (located at the northwestern corner of the property) for processing.

The orientation is verified at the camp before detailed geotechnical logging by trained specialist technicians. Geotechnical logging documents rock quality, which includes structural measurements of defects. All data is recorded on a metre by metre basis and include recovery, rock quality designation (“RQD”), strength, weathering, and the orientation of fractures. Utilising the orientation line (which represents the bottom of the hole) “alpha” and “beta” measurements are taken of the fractures. The alpha angle is the angle between the fracture plane and core axis. The beta angle is the angle between the axis of the fracture and orientation line measured in clockwise direction. Knowing the alpha and beta angles of the fractures and the orientation of the hole (dip and azimuth), the true spatial position of the fractures can be calculated (dip and dip direction) using Dips software.

Core recoveries are estimated, per drill run, using the core marker blocks and are also calculated on a metre by metre basis. Good recoveries have been obtained with an average of over 95 percent.

Every diamond hole is digitally photographed, wet and dry, by technicians before cutting and sampling.

The geology is recorded by geologists following orientation of the core. The stratigraphic and lithologic units are recorded and entered into the data-base to allow the construction of geological sections. Alteration and mineralisation data are also recorded. Structural measurements of faults, veins and geological contact are taken with a Brunton compass in an orientation frame utilising the orientation line as a reference.

On completion of logging and photography a geologist marks the core for sampling. Sample lengths through the obvious mineralised zones vary between 0.3 and 1.5 m dependent on geological and structural contacts, and these samples are classified as “high priority”. The remainder of each drill hole, classified as “low priority”, is generally sampled every one meter. To date, generally the complete hole has been sampled. Exeter technicians utilise a diamond saw on-site to cut the core in half. One half of the core is sampled and sent to the laboratory and the remaining half is stored on-site in the core boxes. The core saw is cleaned with a brick or other abrasive stone between each high priority sample to eliminate contamination between potential high grade samples. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

RC Percussion Drilling

RC percussion drilling samples are collected using a cyclone attached to the drill rig at one m intervals. The geological logging is performed by Exeter geologists at the drill site. On completion of the logging the geologist determines the sample interval lengths of the high and low priority zones. The high priority, potentially mineralized, zones are sampled at one m intervals and composite samples of three m are collected through the low priority zones. Each of the one m samples are stored in plastic bags and are weighed and recorded by technicians at the drill site. The geologist records the diameter of the drilling tools (bit and shoes) at the beginning and end of each hole and uses these measurements to calculate an estimated weight of each sample. In this way the recovery of each sample can be calculated, assuming a density of 2.5, where recoveries average above 85 percent. The sampling is performed at the Exeter camp by technicians, utilising a riffle splitter, where each metre sample is split 3 times. The average 1 m sample weight is approximately 3 kg, with an average of 9 kg for the 3 m composite samples.

Sample Preparation, Analysis and Security

Since commencement of exploration activities at Cerro Moro Exeter has sent the majority of samples for preparation to the ALS Chemex preparation facility in Mendoza, Argentina, where the prepared samples are then sent for analysis at the ALS Chemex laboratory in La Serena, Chile. The exceptions entail drilling samples that were sent to Alex Stewart (Assayers) Argentina S.A. (“Alex Stewart”) and/or ACME Analytical Laboratories (Argentina) S.A. (“ACME”), both located in Mendoza, Argentina. The ACME laboratory in Mendoza is fully credited to ISO-9001:2000 and the Alex Stewart laboratory in Mendoza is fully credited to ISO-9001-9001 where they are currently working towards 17025 accreditation. Quality control procedures include the regular use of geochemical standards, sample duplicates (RC percussion and lag soil samples only), geochemical blanks, check assaying of samples returning greater than 1.0 g/t gold, submissions of drilling samples to additional laboratories, and twins of existing drill holes.

Sampling of rock chips, trenches and rock chip channel samples, percussion chips and drill cores has been conducted on-site by Company personnel under the supervision of experienced Company geologists.

Assay samples are placed in sealed plastic bags with a numbered sample tag firmly stapled inside the bag. Depending on individual sample size, two to six samples are then placed in larger woven plastic bags which are then sealed with cable ties and numbered in readiness for transport to the laboratory.

The majority of Exeter samples are transported from the site by Company vehicle to the bus station in either Caleta Olivia City or to Comodoro Rivadavia City. The samples are then transported by bus to the ALS Chemex preparation facility in Mendoza, Argentina. Commencing in July 2008, due to the quantity of samples being generated at the time, samples were transported by a contractor (30 tonne capacity truck) from the site directly to Mendoza. This continued until the end of drilling in December 2008.

Exploration and Development

Based on the significant gold and silver mineralization encountered at the various prospects at Cerro Moro to date, coupled with the interpreted potential for new discoveries on the property, numerous work programs are planned to progress the project to a potential development stage decision.

The Cerro Moro technical report proposes a drilling program in 2009 that will initially concentrate on extending or discovering high grade gold-silver shoots on the known structures. This will include drilling on the Fomicruz properties; with the priority being testing the northwest extension of the Escondida prospect. A resource drilling program will be designed upon receipt of the results and recommendations of the Snowden work. Exploration activities (other than drilling) will focus on the discovery of new high grade gold-silver targets on both the Cerro Moro properties and those of Fomicruz.

The work described above is budgeted to cost an approximate US$8,135,000 that includes 10,000 m of drilling, over the period to September 2010. As future work programs are designed in detail, the associated costs will be updated.

CASPICHE

Acquisition terms

By an agreement with Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (together “Anglo American”) dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 m of drilling. Anglo American will retain a 3% NSR in the properties. The Company may withdraw from the agreement at any time after expending US$250,000 including conducting 1,500 m of drilling. The property is also subject to a further 0.08% NSR pursuant to an agreement with a Chilean company.

Upon completion of a feasibility study, and where a decision is made to develop a property, the parties share development costs pro rata, or dilution will apply.

The following paragraphs are reproduced from the Summary section of an independent technical report on the Caspiche property titled, “Caspiche Property Region III, Chile,” with an effective date of March 27, 2009.  The NI 43-101 compliant report was prepared by Todd Wakefield, M.AusIMM and Rodrigo Alves Marinho, CPG-AIPG, of AMEC International (Chile) S.A. (“Amec”) both independent and qualified persons (“QPs”) under NI 43-101. The report will be available for viewing on SEDAR at www.sedar.com or EDGAR at www.sec.gov, and is incorporated by reference into this AIF.

The reader is cautioned that the following is an abridged summary only. To put the contents hereof in the context of the full technical report, together with its illustrations, figures, footnotes, bibliography, assay certificates, etc., the reader should view the full technical report on SEDAR at www.sedar.com or EDGAR at www. sec.gov/.

“The Caspiche property is an advanced-staged exploration project located in the Atacama Region of Northern Chile, approximately 120 km southeast of Copiapó. Exeter Resource Corporation (Exeter) commissioned AMEC International (Chile) S.A. (AMEC) to complete a mineral resource estimate for the Caspiche property and to provide the results of this work in an independent NI 43-101 Technical Report. The Caspiche property is owned by Minera Anglo American Chile Limitada (Anglo) and its affiliate Empresa Minera Mantos Blancos S.A. (EMABLOS). Currently, Exeter holds an option and royalties agreement with Anglo covering the 1,262 ha that comprise the Caspiche property.

The property is located in the highly prospective Maricunga Metallogenetic Belt, and thus exploration has focused on high-sulphidation epithermal gold and gold-copper porphyry mineralization. Anglo first discovered high-sulphidation epithermal gold mineralzation at Caspiche Central in the 1980s. In the 1990s, Newcrest Mining Limited (Newcrest) discovered high-sulphidation epithermal gold mineralization at Caspiche III and porphyry-style gold-copper mineralization at Caspiche Central, below the high-sulphidation epithermal gold mineralization. Exeter has focused on defining the limits of mineralization at both Caspiche Central and Caspiche III since 2005.

Oligocene to Miocene volcanic and porphyritic intrusive rocks of andesitic to dacitic composition comprise the bedrock geology. Gold and copper mineralization is hosted by pervasive silica-altered volcanic rocks, and intense stockwork veining in volcanic and intrusive rocks. Over 90% of the property is covered by Quaternary glacial deposits and alluvium, up to a maximum depth of 60 m.

Drilling has occurred in three distinct periods between 1988 and 2008, by Anglo, Newcrest, and Exeter. A total of 24,321.12 m of drilling in 87 drill holes have been completed on the property. Most of this drilling has been at Caspiche Central, where 17,136.42 m of drilling in 52 drill holes have been completed, about 63% of which was diamond drilling. A total of 7,184.70 m of RC drilling in 35 drill holes have been completed at Caspiche III.

The mineral resource estimate for the Caspiche property was prepared by Mr. Rodrigo Marinho, CPG-AIPG, Principal Geologist and Manager of Mineral Resource Estimation in Santiago, Chile, and Qualified Person responsible for the mineral resource estimate. The mineral resource estimate for the Caspiche property only includes mineralization from the Caspiche Central prospect.

AMEC estimated mineral resources for the Caspiche property within shapes based upon lithological and alteration interpretations completed by Exeter. AMEC estimated gold and total copper grades using the inverse distance squared (ID2) method, and tabulated the mineral resources within economic open pit and underground resource shells. Mineral resource shell parameters were defined from benchmarking similar projects in Chile. Because of relatively sparse drilling information, and uncertainty in the geological model and grade estimation because of this sparse drilling information, AMEC classified all mineral resources in the Inferred category. Table 1-1 summarizes the mineral resources estimated by AMEC for the Caspiche property. The cut-off date for exploration information used for this mineral resource estimate is 22 December, 2008.

Table 0-1:      Mineral Resource Statement for Caspiche (Rodrigo Marinho, CPG-AIPG, 22 Dec 2008)

Source	Material	Category	Cut-off	Volume	Density	Tonnes	Au	Au	Cu	Cu
			Au (g/t)	(Mm3)	(g/cm3)	(Mt)	(g/t)	(Moz)	(%)	(Mlb)
Open Pit	Oxide	Inferred	0.3	30.8	2.40	74.0	0.55	1.299
	Sulphide	Inferred	0.3	80.4	2.46	197.5	0.61	3.869	0.22	957.9
Underground	Sulphide	Inferred	NA*	71.7	2.49	178.4	0.62	3.564	0.29	1,132.7
Total		Inferred		182.9	2.46	449.8	0.60	8.731	0.21	2,090.6

* The underground resource shell is defined assuming a block caving mining method and appropriate mining costs. The block caving mining method does not permit any selectivity during the mining process and all material within the underground resource shell is therefore considered a resource.

Open pit mineral resources are contained within a pit cone designed with 45° slopes, mining costs of US$1.45/t, processing costs of US$2.70/t for oxide (heap leach) and US$6.50/t for sulphide (mill), gold process recovery of 50% for oxide and 75% for sulphide, copper process recovery of 85% for sulphide, a gold price of US$800/oz, and a copper price of US$1.90/lb. Preliminary metallurgical work indicates that copper in the oxide material does not significantly affect gold recovery. High levels of copper does negatively affect the recovery of gold in some gold-copper deposits because copper can act as a cyanicide and higher-levels of cyanide may be required to leach the gold out of the material.

Underground resources are contained within stopes designed with development costs of US$700/m2, mining costs of US$5.00/t, processing costs of US$6.50/t, gold process recovery of 75%, copper process recovery of 85%, a gold price of US$800/oz, and a copper price of US$1.90/lb.

AMEC recommends the following work for the Caspiche property:

•

Drill deep step-out holes below the high grade portions of the Caspiche Central deposit to establish depth continuity and expand the size of the deposit. Mineralization is open in several directions and should be followed-up with a step-out drilling campaign to determine the limits of the mineralized system.

•	Drill infill holes in the high grade portion of the deposit to upgrade the mineral resource classification and to provide information on the continuity of mineralization.
•	Test the Caspiche III prospect for porphyry mineralization.
•	Test for the presence of additional porphyry systems on the property through detailed geological mapping and sampling of target areas, and drill-testing those targets with greatest potential.
•	Continue metallurgical testwork to determine the metallurgical characteristics of the various mineralization styles.
•	Re-evaluate whether silver mineralization is significant to the Caspiche property and should be modeled and estimated as part of the Caspiche mineral resource.
•

Confirm the thickness and grade of the mineralized intercepts from Anglo and Newcrest drill holes by twinning 10% of the intercepts, which, if successful, would allow unrestricted use of the Anglo and Newcrest assays for purposes of mineral resource estimation.

An estimated 25,100 m of additional drilling will be required to complete the recommended work programs. The budget for the recommended program is $17,157,000 Canadian dollars.”

DON SIXTO (LA CABEZA)

The Company ceased exploration at its Don Sixto project in Mendoza Province, following the enactment of the Mendoza Provincial Government’s restrictive mining legislation in June 2007.

Acquisition terms

In 2005, the Company completed the acquisition of Cognito, a company that has the option to acquire a 100% interest in the Don Sixto gold project in Argentina, subject to a 3.5% NSR Royalty in favour of the owners of the property. In total, the Company issued 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the acquisition of Cognito. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto project, Cognito must pay to the owners of the property, a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totaling US$175,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project, provided that production commences within two years of the decision, Cognito also has the option to purchase the NSR Royalty outright for US$1,000,000.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81 sq km (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The option was acquired to secure areas considered favourable for the discovery of epithermal gold-silver systems. The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

In early 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

Purchase of Surface Rights

The Company purchased the 8,000 ha property overlying the proposed Don Sixto development site in late 2005 for $78,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to reacquire the property upon completion of mining activities.

Property Summary

The following paragraphs are reproduced from the Summary section of a report titled “Technical Report 2007 Revised Resource Estimation Don Sixto Gold Project” dated September 14, 2007 prepared by Arnold van der Heyden, B.Sc. Geo., an independent and “qualified person” under NI 43-101, a copy of which is filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov, and is incorporated by reference into this AIF.

The reader is cautioned that the following is an abridged summary only.  To put the contents hereof in the context of the full technical report, together with its illustrations, figures, footnotes, bibliography, assay certificates, etc., the reader should view the full technical report on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

“This report details the revised resource estimation process and results for Exeter Resource Corporation (“Exeter”), for the Don Sixto Gold Project (“Don Sixto”, and formally the ‘La Cabeza Gold Project’), in Mendoza Province, Argentina. Don Sixto is located in central-western Argentina, some 370 km (500 km by road) south of the city of Mendoza, the capital of Mendoza Province. The project area is geographically centered at approximately 36°17’30” south latitude and 68° 22’ 30” west longitude. Resource estimation has been undertaken in compliance with CIM Mineral Resource and Mineral Reserve Definitions that are referred to in NI 43-101. This technical report has been prepared in compliance with the requirements of Form 43-101F1.

The property was discovered in 1996 by Argentina Mineral Development S.A. (“AMD”) while investigating Landsat TM colour alteration anomalies. The ensuing exploration program, comprising mainly geological mapping and rock chip geochemistry, led to the discovery of significant and widespread gold mineralisation within a four square kilometer area of altered volcanics and sediments. The area designated as the La Cabeza Gold Project (and now Don Sixto) became the subject of a comprehensive exploration program carried out by AMD from January 1997 to December 1998.

Don Sixto lies within a variably dipping sequence of felsic pyroclastics and tuffaceous volcaniclastics belonging to the Permo-Triassic Choiyoi Group, as well as underlying shallow marine sediments units belonging to the Carboniferous Agua Escondida Formation. Locally, these rock units have been intruded by fine-grained and coarse-grained felsic porphyries close to the base of the pyroclastics. Gold mineralisation occurs as fine disseminations and occasional blebs in north to northwesterly-trending quartz veins, quartz stockworks and siliceous breccias close to, or on, the contact of the lower member of the felsic pyroclastics and fine-grained felsic porphyry domes indicating some form of structural-stratigraphic control. The style of mineralisation is essentially a gold-silver, silica-sericite/ illite-adularia low sulphidation epithermal system related with epizonal intrusives, with low pyrite (<2%) and minor clay alteration.

AMD’s comprehensive exploration program included photogrammetry, gridding, geological mapping, rock chip geochemistry and a number of airborne and ground-based geophysical surveys. These various surveys led to a drilling program comprising an aggregate of 15,925 m of drilling in 129 diamond core and reverse circulation (“RC”) percussion drill holes. The drilling program delineated eight individual zones of gold mineralisation.

AMD ceased all exploration activities in 1999. Exeter acquired the project in 2003, and between this date and 1999 no work was performed on-site by any companies.

In late 2003 Exeter commenced a program of detailed infill/extension drilling and surface geochemistry designed to lift the resources, amenable to open pit mining, on the El Cuello, La Luna, El Ojo and La Mandibula prospects to Indicated and /or Measured Mineral Resource categories. This work program formed part of a scoping study designed and managed by Sydney-based Sandercock & Associates Pty Ltd., mining industry consultants. As of the end of February 2005, a further 5,243.55 m of diamond core and RC percussion drilling were completed in 87 holes, and 2,050 m of sawn channel sampling.

In 1999 AMD calculated a global mineral resource for Don Sixto via the manual polygonal cross sectional method of estimation. This work delineated an Inferred Mineral Resource of 720,000 ounces of gold based on 12 Mt grading 1.8 g/t gold at a cut-off of 0.5 g/t Au (according to the CIM Mineral Resource and Mineral Reserve Definitions).

In early 2005 Hellman & Schofield Pty Ltd (“H&S”) were consulted to prepare a revised resource estimates for the El Cuello, La Luna, El Ojo and La Mandibula prospects.

The El Cachete prospect global resource was re-estimated internally utilising a manual polygonal cross sectional method. Although new geological models were utilised in the El Cachete estimation process, it was deemed inappropriate to use computer estimation methods at that time, due to a lack of substantial drilling density. The previous resource estimation figures for the Labio East, South and West prospects were utilised, as no new geological information was available at the time.

In 2006 H&S reviewed and validated the project database for completeness and accuracy (this review was updated in 2007) utilizing a number of general and detailed checks of the database against original data sources. Checks were made of collar locations, down hole surveys, geology and assays. A total 6% of all holes were audited in this way.

In 2007 H&S reviewed the quality control data (QAQC) and prepared revised resource estimates for the El Cuello, La Luna, El Ojo, La Mandibula and Central Vein Zone (which comprises Labio East, Labio West, Labio South and Mercedes) prospects. The new mineral resource estimates (comprising gold, silver and sulphur) were made following a three week visit to Mendoza Province towards the end of April and beginning of May, 2007.

QAQC measures implemented at Don Sixto includes the routine use of analytical standards and blanks, the collection of RC field duplicate samples and limited check assay programs using an independent laboratory. Analysis of this data shows that the accuracy and repeatability of the assay data is at an acceptable level and that there is little evidence of sample contamination. Twin diamond and RC holes show some large difference in grade that need to be further investigated.

Estimates of gold grades were made using Multiple Indicator Kriging (MIK) whilst silver and sulphur were estimated utilising Ordinary Kriging (OK). Average density values were assigned to the models by rock type for calculation of resource tonnage. MIK estimates the proportion and grade of mineralization for an assumed selective mining unit (“SMU”) within a larger panel (or “block”) for a range of cut-off grades. The deposit is divided into panels and in the case of Don Sixto, a panel size of 5 m wide x 25 m long x 10 m high was deemed suitable for the data spacing. Within these panels, two SMU’s sizes were utilised: for vertical to near vertical domains, an SMU of 2.5 m width x 5 m length by 5 m height was used, and for flat to shallow dipping domains an SMU of 2.5 m width x 5 m length by 2.5 m height was used.

The estimates include the dilution incurred when mining the resources at the assumed SMU. This methodology can result in a resource estimate of higher tonnes and lower grade than more traditional estimation techniques, but has been found to more closely match production tonnes and grade than the other grade estimation techniques.

The El Cachete prospect resource remains unchanged from the previous resource estimation exercise, which was calculated internally by Exeter (in 2005) utilising a manual polygonal cross sectional method of estimation.

Exeter provided the following information for the main prospects (Cuello, Luna, Ojo, Mandibula and the Central Vein Zone):

•

The main drill hole and sawn channel databases (drill hole geology, assay, collar and down-hole surveys, channels, topography, QAQC, etc), where all of these were internally validated by Exeter and then validated by H&S.

•

Wireframe models of geological features (which included vein envelopes, faults and base of the lower member of pyroclastic rocks) and gold mineralization (at a 0.5 gram per tonne (“g/t”) gold cut-off) which assisted in differentiating the various styles of mineralization that exist at each prospect and also assisted in defining interpreted mineralisation domain boundaries for data analysis and resource estimation.

Results of the new gold resource estimates, at a 0.5 g/t and a 1.0 g/t cut-off are tabulated below:

Don Sixto Gold Resource Estimates at a 0.5 g/t gold cut-off

	Measured			Indicated			Measured & Indicated			Inferred
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	1.49	1.83	88	3.80	1.39	170	5.28	1.51	257	1.85	1.20	71
Ojo	1.43	1.63	75	1.49	1.25	60	2.92	1.44	135	0.71	1.05	24
Luna	1.71	1.58	87	4.50	1.23	178	6.21	1.32	265	1.79	1.07	61
Mandibula	2.77	1.00	89	1.77	1.09	62	4.54	1.03	151	4.24	0.93	126
CVZ*	0.75	2.51	61	0.76	2.24	55	1.51	2.38	116	0.35	1.52	17
Cachete	-	-	-	-	-	-	-	-	-	0.35	3.08	35
TOTAL	8.15	1.52	400	12.32	1.32	525	20.46	1.40	924	9.29	1.12	334

Don Sixto Gold Resource Estimates at a 1.0 g/t gold cut-off

	Measured			Indicated			Measured & Indicated			Inferred
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	0.84	2.68	73	1.87	2.09	125	2.71	2.27	198	0.84	1.78	48
Ojo	0.79	2.37	60	0.62	2.03	40	1.41	2.22	101	0.20	1.95	13
Luna	0.91	2.35	68	1.82	2.01	118	2.73	2.12	186	0.51	2.02	33
Mandibula	0.90	1.63	47	0.66	1.73	37	1.56	1.67	84	1.10	1.60	57
CVZ*	0.46	3.67	54	0.46	3.24	48	0.92	3.45	102	0.15	2.62	13
Cachete	-	-	-	-	-	-	-	-	-	0.33	3.39	36
TOTAL	3.90	2.41	302	5.43	2.11	368	9.34	2.23	670	3.13	1.98	200

Notes:	(*) CVZ or Central Vein Zone comprises the Labio East, Labio West, Labio South and Mercedes prospects.

“Mt” represents million tonnes, and “koz” represents thousand ounces.

Early in 2007, the Mendoza Province Governor vetoed a proposal of the Mendoza Senate that would have suspended the issuance of new mining-related permits. In early June, the Governor introduced legislation that suspended environmental approvals for 90 days, citing the fact that the Senate commission had not completed a review of proposed environmental regulations for mining, and, on June 20, 2007, the Mendoza government passed legislation prohibiting the use of chemicals typically used in the extraction of gold and other minerals. This legislation effectively has put Don Sixto on hold.

The company continues to work with relevant authorities and other affected mining companies to identify acceptable solutions, and in parallel is assessing avenues for legal recourse.”

Exploration and Development

Following the introduction of legislation which banned the use of certain chemicals, traditionally used in mining, by the Mendoza Provincial Government in June 2007, exploration and independent engineering studies at Don Sixto were suspended.

A full relational database will be constructed and implemented for Don Sixto. This will allow much more efficient access to existing data, enable quick and accurate addition of new data and improve the general accessibility and security of the project data.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future, although there are no restrictions that could prevent the Company from paying dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s capital structure consists of 100,000,000 common shares without par value. As of December 31, 2008, the Company had 50,200,423 common shares issued and outstanding. As of the date hereof the Company has 62,370,423 common shares issued and outstanding.

As of December 31, 2008, the Company also had outstanding warrants to purchase 505,700 common shares at a price of $4.50 per share. These warrants went unexercised and expired on March 26, 2009.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities. There is no set dividend rate or dividend schedule for the common shares. The board of directors of the Company will decide if and when dividends should be declared and paid.

The Company’s common shares are not subject to any future call or assessment and there are no provisions for exchange, conversion, exercise, redemption or retraction.

MARKET FOR SECURITIES

The Company was incorporated on February 10, 1984 and its common shares were listed for trading on the TSX Venture Exchange (“TSX-V”) as a Tier 2 company under the symbol “XRC”. Effective February 2, 2005, the Company met the requirements for a Tier 1 company and changed its Tier classification.

On November 9, 2006, the Company began trading its common stock on the NYSE-Amex under the symbol “XRA”.

The Company’s common shares were also listed for trading on the Deutsche Börse AG Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol “EXB” effective May 3, 2004.

The following table details the price range and volume traded for the Company’s securities on the TSX-V on a monthly basis for the most recently completed financial year ended December 31, 2008:

Year	Month	Open	High	Low	Close	Volume

2008	January	5.440	5.570	3.750	4.160	1,087,900
	February	4.110	5.110	3.960	4.920	629,910
	March	4.940	4.960	4.010	4.350	932,844
	April	4.440	4.550	3.800	4.160	3,004,300
	May	4.160	5.070	4.150	4.500	1,442,000
	June	4.480	4.650	4.000	4.420	1,057,900
	July	4.600	4.600	3.150	3.580	951,300
	August	3.650	3.860	2.930	3.030	1,146,900
	September	3.050	3.050	1.750	2.130	1,599,800
	October	2.170	2.400	1.050	1.590	3,927,500
	November	1.790	2.160	1.250	1.750	2,221,600
	December	1.750	2.500	1.350	2.360	1,861,000

During the year ended December 31, 2008, the Company issued 2,684,000 options as follows: on January 23 the Company issued 450,000 stock options with a strike price of $4.31, on July 14 the Company issued 410,000 stock options with a strike price of $4.00 per share; on November 7 the Company issued 576,000 stock options with a strike price of $1.82 per share; and on November 17 the Company issued 1,248,000 stock options with a strike price of $1.49 per share.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation

The names and municipalities of residence, present positions with the Company and principal occupations during the past five years of the directors and executive officers of the Company as at December 31, 2008 are as follows:

Name, Position(s) with the Company (1) and Municipality of Residence	Principal Occupation (2)	Period (s) Served as a Director
Bryce G. Roxburgh President, CEO and Director Philippines	President and CEO of the Company since September 4, 2003; Director of Rugby Mining Limited (formerly Carlyle Mining Corp.) since January 2007; Geological consultant from 2000-2003.	March 20, 2003 to date
Yale R. Simpson Chairman of the Board Director West Vancouver, B.C. Canada

Chairman of the Company since September 11, 2003; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. since March 2002, Dynasty Metals & Mining Inc. since September 2003 and Rugby Mining Limited (formerly Carlyle Mining Corp.) since January 2007.

June 10, 2003 to date
Douglas W. Scheving (3) Director Vancouver, B.C. Canada	Served as Corporate Secretary of the Company from July 1993 until June 16, 2004; Executive consultant for companies in the resource sector since 1993.	July 16, 1993 to date
Michael R.J. McPhie Executive VP Corporate Development and Environment Director Delta, B.C. Canada

Executive Vice President Corporate Development and Environment since January 2008; President & Chief Executive Officer, Mining Association of British Columbia from November 2004 until December 2007; Partner HBA Management Consultants Ltd, since September 2003.

October 8, 2004 to date
Robert G. Reynolds (3)(4) Director Sydney, Australia

Chartered Accountant; Director of Rugby Mining Limited (formerly known as Carlyle Mining Corp.) since January 24, 2007; Avoca Resource Ltd. since March 2002; Avoca Resources Limited since April 2002 and Global Geoscience Limited since December 2007.

June 12, 2007 to date
William D. McCartney (3) Director Vancouver, B.C. Canada	President of Pemcorp Management Inc. since 1990.	September 1, 2005 to date
Louis Montpellier (4) Director Vancouver, B.C. Canada	Lawyer since 1981: Gowling Lafleur Henderson LLP since 2002.	January 21, 2008 to date

Name, Position(s) with the Company (1) and Municipality of Residence	Principal Occupation (2)	Period (s) Served as a Director
S. R. Jeremy Perkins VP Development and Operations Sydney, Australia	Appointed as Vice President Development and Operations on February 1, 2005; Professional engineer, since 1989 Director and Principal, J Perkins & Associates Pty Ltd, an industry consultant firm.	N/A
Cecil Bond Chief Financial Officer Langley, B.C. Canada

Appointed as Chief Financial Officer on April 13, 2005; Chartered Accountant. Since 1996 to present Director, and at various times President, CEO and CFO of Argosy Minerals Inc; CFO of Christopher James Gold Corp. from January 2007 until July 2007; CFO of Rugby Mining Limited (formerly Carlyle Mining Corp.) from February 2007 to March 2009; Director of Rugby Mining Limited since March 2009; Director and officer of various private companies.

N/A

(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)

The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by (directly or indirectly or over which control or direction is exercised) has been furnished by the respective individuals.

(3)	Member of the Audit Committee
(4)	Member of the Compensation Committee

In March 2009 the Company announced the appointment of Mr. Roger Walsh as a director. Mr. Walsh was most recently Vice President of Corporate Development for Jinshan Gold Mines Inc. for two years and prior to that spent two years as Vice President Corporate Development for Ivanhoe Mines Ltd. Prior to joining Ivanhoe Mines, Mr. Walsh was a founding partner of Geographe Corporate Advisory Limited, a corporate advisory firm providing acquisition, divestment and strategic advisory services to the international mining sector. Mr. Walsh holds a Bachelor of Business degree and originally qualified as a Chartered Accountant in Australia with PricewaterhouseCoopers.

Concurrent with this appointment, the Company has awarded to Mr. Walsh, subject to shareholder and TSX Venture Exchange approval, 300,000 incentive stock options exercisable for a period of five years at an exercise price of $3.35.

As at the date of this AIF (and at December 31, 2008), the Company’s directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, a total of 5,377,652 shares, representing 8.62% of the Company’s common shares.

The Company’s current board of directors consists of eight directors. The term of office for each director expires at the annual general meeting subsequent to that at which he or she was elected or appointed.

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, except as noted below, nor to the knowledge of management, are there any legal proceedings which may materially affect the business and affairs of the Company.

On June 20, 2007, legislation was passed by the Mendoza government, in Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has the effect of banning conventional mining in the province.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of the Company. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. Such directors or officers in accordance with applicable laws will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

During the current financial year and the three most recently completed financial years, no director, executive officer or person or company that beneficially owns, controls or directs, directly or indirectly more than 10% of the shares of the Company or any associate or affiliate of such persons or companies had any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company or its subsidiaries:

TRANSFER AGENT

The Company’s transfer agent for its common shares is Computershare Investor Services Inc., at its Vancouver, B.C. office. Computershare Investor Services United States acts as the co-transfer agent for U.S. purposes.

MATERIAL CONTRACTS

The Company has the following material contracts:

1.

Agreement dated March 2, 2009 between Exeter Resource Corporation and Fomicruz regarding the Cerro Moro Project– see “Principal Projects – Cerro Moro” and “General Development of the Business – Three Year History” above.

2.

Agreement dated October 11, 2005 between Exeter Resource Corporation and Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A. regarding the Caspiche project – see “Principal Projects – Caspiche” above.

3.

Underwriting Agreement dated February 11, 2009 between the Company and Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and TD Securities Inc. relating to the bought deal short form prospectus offering of 12,075,000 shares (including an overallotment option of 15%) at a price of $2.40 per share to raise gross proceeds of $29.0 million. The offering closed on February 26, 2009. As consideration to the underwriters, the Company paid the underwriters a cash fee in an amount equal to 6.5% of the gross proceeds received by the Company from the offering. The Company also issued to the underwriters 784,875 non-transferable warrants (the “Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of shares sold pursuant to the offering. Each Underwriters Warrant will be exercisable for a period of twelve (12) months at the offering price of $2.40.

4.

Underwriting Agreement dated March 26, 2008 between the Company and Canaccord Capital Corporation, BMO Nesbitt Burns Inc., National Bank Financial Inc., Dundee Securities Corporation and Haywood Securities Inc. relating to the private placement of 7,780,000 special warrants at a price of $4.50 per special warrant. As consideration to the underwriters, the Company paid the underwriters a cash fee in an amount equal to 6.5% of the gross proceeds from the sale of the special warrants. The underwriters also received as additional consideration, non-transferable warrants to purchase 505,700 common shares of the Company, being 6.5% of the aggregate number of special warrants sold pursuant to the Offering. Each underwriters’ warrant was exercisable to purchase one common share of the Company at a price of $4.50. The underwriters’ warrants expired, unexercised, on March 26, 2009.

5.

Special Warrant Indenture dated March 26, 2008 between the Company and Computershare Trust Company of Canada. The special warrants issued under the March 26, 2008 financing were issued under, and governed by, the indenture. The special warrants were deemed exercised on May 6, 2008 into an aggregate 7,780,000 common shares of the Company, for no additional consideration.

6.

Agreement dated December 30, 2003 between Exeter Resource Corporation and Estelar Resources Limited and Cerro Vanguardia Sociedad Anonima regarding the Cerro Moro project – see “Principal Projects – Cerro Moro” above.

7.	Agreement dated January 27, 2003 regarding the Don Sixto project – see “Principal Projects – Don Sixto” above.

NAME AND INTEREST OF EXPERTS

The following persons or companies have been named as having prepared or certified a report described or included in a filing, or referred to in a filing made under National Instrument 51-102 during or relating to the most recently completed financial year:

•

Justin Tolman, B.App.Sc.(Hons), MBA, MAusIMM, SEG, the Company’s Caspiche Project Manager, is a contributing author of a previous Caspiche technical report. As of the date hereof, Mr. Tolman has stock options to purchase up to 200,000 common shares of the Company.

•

Dr. Gustavo L.A. Delendatti, PhD., B.Sc (Hons), MAIG, the Company’s former Project Manager for the Caspiche Project, is an author of a previous technical report on the Caspiche project. As of the date hereof, Mr. Delendatti has stock options to purchase up to 130,000 common shares of the Company.

•

Glen Van Kerkvoort, BSc Hon., RPGeo MAIG, the Company’s Chief Geologist, is an author of a previous Caspiche technical report. As of the date hereof, Mr. Van Kerkvoort has stock options to purchase up to 100,000 common shares of the Company.

•

Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM, the Company’s Vice President – Development & Operations, is an author of the Cerro Moro report and a previous Caspiche technical reports. As of the date hereof, Mr. Perkins owns 0.0005% of the outstanding common shares of the Company and has stock options to purchase up to 225,000 common shares of the Company.

•

Matthew T. Williams, B.App.Sc. Applied Geology, MAusIMM, Exploration Manager of the Company, is an author of the Cerro Moro technical report. As of the date hereof, Mr. Williams has stock options to purchase up to 300,000 common shares of the Company.

•	Arnold van der Heyden, B.Sc. Geology, MAusIMM, is an author of the Don Sixto technical report. Mr. Van der Heyden does not have any interest in the Company.

•

Mr. Rodrigo Marinho, CPG-AIPG, Principal Geologist and Manager of Mineral Resource Estimation of AMEC in Santiago, Chile and Todd Wakefield, M.AusIMM are the authors of the Caspiche technical report. Neither of them have any interest in the Company.

•

PricewaterhouseCoopers LLP is the auditor who prepared the auditor’s report for the Company’s annual financial statements for the financial year ended December 31, 2008 and 2007. PricewaterhouseCoopers LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

AUDIT COMMITTEE

The Audit Committee is appointed by the board of directors of the Company to oversee the accounting and financial reporting process of the Company, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Company’s Audit Committee Charter (the “Charter”) is attached as Appendix 1 hereto.

As at the date hereof, the Audit Committee is composed of William D. McCartney, Robert G. Reynolds and Douglas W. Scheving, all of whom are “financially literate” and “independent” within the meaning of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”).

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

Audit Fees, Audit-Related Tax and All Other Fees

The following table sets out the aggregate fees billed by the Company’s external auditor for the two most recently completed financial years.

PricewaterhouseCoopers LLP (4)
Financial Year Ending	Audit Fees (1)	Tax Fees (2)	All Other Fees (3)
2008	$139,220	Nil	$42,400
2007	$70,000	Nil	$3,000

(1)	The aggregate fees billed by the Company’s external auditor for audit and assurance and related services.
(2)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(3)	Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years.
(4)	PricewaterhouseCoopers LLP were appointed as the Company’s auditor during 2007.

MacKay LLP Chartered Accountants (4)
Financial Year Ending	Audit Fees (1)	Tax Fees (2)	All Other Fees (3)
2008	Nil	Nil	$13,500
2007	$67,600	$5,300	Nil

(1)	The aggregate fees billed by the Company’s previous external auditor for audit and assurance and related services.
(2)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(3)	Other than as disclosed above, the Company’s previous external auditor did not bill the Company for any products or services during the last two financial years.
(4)	MacKay LLP Chartered Accountants was the Company’s auditor for the year ended December 31, 2006.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional financial and other information is provided in the following documents which can be found on SEDAR at www.sedar.com and on EDGAR website at www.sec.gov:

•	the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2008; and

•

the Company’s information circular dated May 23, 2008, which includes directors’ and officers’ remuneration and indebtness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans.

Copies of the above documents and this AIF are also available upon request to the Financial Manager of the Company at its corporate head office.

EXHIBIT 99.2

Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years Ended December 31, 2008 and 2007

Exeter Resource Corporation
Consolidated Financial Statements (Expressed in Canadian Dollars)

Independent Auditors’ Report

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 604 806 7000

Facsimile +1 604 806 7806

To the Shareholders of Exeter Resource Corporation (the “Company”)

We have completed integrated audits of Exeter Resource Corporation’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Exeter Resource Corporation as at December 31, 2008 and December 31, 2007, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for each of the years in the two year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the

Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 19, 2009

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)

December 31,	2008	2007

Assets

Current
Cash and cash equivalents (Note 7)	$19,112,811	$8,722,779
Amounts receivable and prepaid expenses	660,277	448,958
	19,773,088	9,171,737

Property and equipment (Note 8)	369,713	210,962
Mineral properties (Note 9)	3,354,379	3,354,379
	$23,497,180	$12,737,078

Liabilities
Current
Accounts payable and accrued liabilities	$2,545,354	$1,773,532
Due to related parties (Note 14)	278,301	341,158
	2,823,655	2,114,690

Shareholders’ Equity
Share capital (Note 10)	89,355,885	55,249,342
Contributed surplus (Note 13)	11,821,684	7,234,219
Deficit	(80,504,044)	(51,861,173)
	20,673,525	10,622,388
	$23,497,180	$12,737,078

Nature of Business and Continuing Operations (Note 1)

Subsequent Events (Note 19)

Approved by the Directors:

“Yale Simpson”	Director
“Bryce Roxburgh”	Director

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian Dollars)

For the years ended December 31,	2008	2007

Income
Interest income	$706,330	$391,506

Expenses
Accounting and audit	224,950	269,309
Administration salaries and consulting (Note 11)	1,671,447	1,279,968
Amortization	84,617	41,336
Bank charges	30,121	21,209
Directors’ fees (Note 11)	1,828,510	990,957
Foreign exchange loss	100,700	20,810
Legal fees	106,795	105,224
Management fees (Note 11)	1,652,559	948,370
Mineral property exploration expenditures (Note 9 and 11)	21,967,681	11,969,446
Office and miscellaneous	197,147	91,827
Rent	95,972	83,154
Shareholder communications (Note 11)	457,952	664,841
Stock exchange listing and filing fees	197,114	109,430
Telecommunications	51,368	31,864
Transfer agent	47,895	15,581
Travel and promotion	634,373	616,824
	29,349,201	17,260,150

Net loss and comprehensive loss for the year	$(28,642,871)	$(16,868,644)
Basic and diluted loss per share	$(0.62)	$(0.43)
Weighted average number of common shares outstanding	46,420,487	39,322,850

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)

For the years ended December 31,	2008	2007

Operating activities
Loss for the year	$(28,642,871)	$(16,868,644)
Non cash items:
Amortization	132,492	73,707
Total stock based compensation (Note 11)	4,597,978	3,777,702
	(23,912,401)	(13,017,235)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(211,319)	(325,302)
Accounts payable and accrued liabilities	771,822	(111,237)
Due to related parties	86,803	(185,119)
	(23,265,095)	(13,638,893)

Financing activities
Issue of share capital for cash (Note 10)	36,619,605	8,036,284
Share issue costs (Note 10)	(2,673,235)	-
	33,946,370	8,036,284

Investing activities
Acquisition of property and equipment	(291,243)	(81,311)
Acquisition of mineral properties	-	(104,363)
	(291,243)	(185,674)
Net increase (decrease) in cash and cash equivalents	10,390,032	(5,788,283)
Cash and cash equivalents, beginning of year	8,722,779	14,511,062
Cash and cash equivalents, end of year	$19,112,811	$8,722,779
Cash and cash equivalents (Note 7) Supplemental cash flow information (Note 15)

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Shareholders’ Equity (Expressed in Canadian Dollars)
For the years ended December 31, 2008 and 2007

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders’ Equity
Balance at December 31, 2006		37,836,013	$ 46,230,295	$ 4,588,941	$ (34,992,529)	$ 15,826,707
Additions during the year:
-	Exercise of warrants	2,051,999	6,029,997	-	-	6,029,997
-	Exercise of stock options	1,338,475	2,006,287	-	-	2,006,287
-	Contributed surplus allocated on exercise of stock options	-	951,489	(951,489)	-	-
-	Warrants	-	31,274	(31,274)	-	-
-	Stock based compensation	-	-	3,777,702	-	3,777,702
-	Bonus shares	-	-	(149,661)	-	(149,661)
-	Net loss for the year	-	-	-	(16,868,644)	(16,868,644)
Balance at December 31, 2007		41,226,487	55,249,342	7,234,219	(51,861,173)	10,622,388
Additions during the year:
-	Exercise of warrants	250,000	750,000	-	-	750,000
-	Exercise of stock options	802,275	859,605	-	-	859,605
-	Equity financing net of share issue costs	7,780,000	32,336,765	-	-	32,336,765
-	Agent’s warrants	-	(681,031)	681,031	-	-
-	Contributed surplus allocated on exercise of stock options	-	338,641	(338,641)	-	-
-	Stock based compensation	-	-	4,597,978	-	4,597,978
-	Bonus shares	141,661	502,563	(352,903)	-	149,660
-	Net loss for the year	-	-	-	(28,642,871)	(28,642,871)
Balance at December 31, 2008		50,200,423	$ 89,355,885	$ 11,821,684	$ (80,504,044)	$ 20,673,525

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

1.	Nature of Business and Continuing Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and, together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Argentina and Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

2.	Basis of Presentation

These consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Estelar Resources Limited (“Estelar”)	British Virgin Islands	100%
Cognito Limited (“Cognito”)	British Virgin Islands	100%
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%

3.	Significant Accounting Policies

a)	Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business within the foreseeable future. While the Company has been successful in raising the required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future, or that funds would be available on terms acceptable to management.

b)	Mineral property acquisition costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess or loss included in operations for the period. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amounts.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

3.	Significant Accounting Policies (Continued)

c)	Mineral property exploration expenditures

The Company expenses exploration expenditures when incurred. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized and amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property are credited against the carrying value of the property, with any excess or loss included in operations for the period. If a property is abandoned, the capitalized costs will be written off to operations.

d)	Impairment of mineral property acquisition costs and deferred exploration and development expenditures

The Company regularly reviews the recoverability of the carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

e)	Asset retirement obligations

Asset retirement obligations are recognized for estimated obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

f)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments redeemable with an initial term to maturity of 90 days or less.

g)	Translation of foreign currencies

The financial position and results of the Company’s integrated foreign operations have been translated into Canadian funds using the temporal method as follows:

i)	Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;
ii)	Non-monetary items, at the historical rate of exchange; and
iii)	Exploration and administration costs, at the average rate during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the period.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

3.	Significant Accounting Policies (Continued)

h)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

i)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance - 30%
Computer software	Declining balance - 50%
Equipment	Declining balance - 20%
Leasehold improvements	Straight line - 5 years
Office equipment	Declining balance - 20%
Argentina and Chile
Computer equipment	Straight-line – 3-6 years
Computer software	Straight-line – 2 years
Equipment including vehicles	Straight-line – 3-7 years
Office equipment	Straight-line – 5-7 years

j)	Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

k)	Stock-based compensation

The Company has adopted an incentive stock option plan. All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities. Compensation expense is allocated to the applicable expense category and is recognized in operations over the vesting period.

l)	Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

m)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are mineral property impairment assessment, assumptions used in the accounting for stock based compensation, valuation of future income tax benefits, and contingent liabilities. Actual results could differ from those estimates.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

4.	Changes in Accounting Policies and New Accounting Developments

a)	Capital Disclosures, Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. Disclosures required by this standard are included in Note 5.

b)	Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Company adopted Section 3862 “Financial Instruments – Disclosures”. This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enables users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in Note 6.

c)	Going Concern - Amendments to Section 1400

Effective January 1, 2008 the Company adopted the amendments to CICA 1400, General Standards of Financial Statements Presentation, which include the requirements for management to assess an entity’s ability to continue as a going concern.

d)	Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”. The new Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. This new accounting standard will have no impact on the Company’s consolidated financial statements.

The Company has determined that there are no other recent pronouncements that impact its consolidated financial statements.

5.	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

5.	Management of Capital (Continued)

In order to maximize ongoing development efforts, the Company does not pay dividends.

The Company’s investment policy is to limit investments to guaranteed investment certificates, banker’s acceptance notes or money market funds with high quality financial institutions in Canada and treasury bills, selected with regards to the expected timing of expenditures from continuing operations.

6.	Financial Instruments

a)	Fair Value

The fair value of financial instruments at December 31, 2008 and 2007 is summarized as follows:

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$ 19,112,811	$ 19,112,811	$ 8,722,779	$ 8,722,779
Amounts receivable – at amortized cost	$ 319,777	$ 319,777	$ 350,958	$ 350,958
Financial Liabilities – at amortized cost
Accounts payable and accrued liabilities	$ 2,545,354	$ 2,545,354	$ 1,773,532	$ 1,773,532
Due to related parties	$ 278,301	$ 278,301	$ 341,158	$ 341,158

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina and Chile as required to meet current expenditures.

Currency risk

The Company operates in a number of countries, including Canada, Argentina and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (Canadian Dollars, US Dollars, Argentine Pesos and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

6.	Financial Instruments (Continued)

The Company had the following balances in foreign currency as at December 31, 2008 and 2007 as follows:

	2008			2007
	Argentine Pesos	Chilean Pesos	US Dollars	Argentine Pesos	Chilean Pesos	US Dollars
Cash and cash equivalents	1,196,360	200,691,597	773,093	1,855,883	90,602,505	236,022
Amounts receivable	157,844	72,575,066	-	274,088	7,048,074	-
Accounts payable and accrued liabilities	3,844,190	362,717,753	-	4,363,510	13,170,702	7,500
Net balance	(2,489,986)	(234,601,222)	773,093	(2,233,539)	84,479,877	228,522
Equivalent in Canadian Dollars	(862,531)	(70,100)	938,690	(695,971)	167,608	231,333
Rate to convert to $1.00 CDN	0.3464	0.001918	1.2142	0.3116	0.001984	1.0123

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 0% and 3%.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

7.	Cash and Cash Equivalents

	2008	2007
Cash	$ 2,093,293	$ 1,222,779
Bankers’ Acceptance Notes	7,019,518	-
Guaranteed Investment Certificates	10,000,000	7,500,000
Total	$ 19,112,811	$ 8,722,779

8.	Property and Equipment
	2008			2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada
Computer equipment	$ 95,324	$ 45,865	$ 49,459	$ 61,665	$ 31,881	$ 29,784
Computer software	14,377	10,520	3,857	6,663	6,214	449
Equipment	44,178	20,303	23,875	44,178	14,334	29,844
Leasehold improvements	26,882	25,513	1,369	26,882	15,738	11,144
Office equipment	20,783	8,152	12,631	17,979	5,344	12,635
	201,544	110,353	91,191	157,367	73,511	83,856
Argentina
Computer equipment	30,095	25,087	5,008	25,860	20,419	5,441
Computer software	42,956	23,583	19,373	4,859	4,273	586
Equipment including vehicles	265,826	204,686	61,140	194,703	162,627	32,076
	338,877	253,356	85,521	225,422	187,319	38,103
Chile
Computer equipment	5,132	1,153	3,979	4,072	400	3,672
Equipment including vehicles	233,489	48,597	184,892	101,469	20,450	81,019
Office equipment	5,413	1,283	4,130	4,882	570	4,312
	244,034	51,033	193,001	110,423	21,420	89,003
	$ 784,455	$ 414,742	$ 369,713	$ 493,212	$ 282,250	$ 210,962

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

9.	Mineral Properties - Deferred Acquisition and Exploration Costs

(a)	Acquisition Cost
2008
	Balance beginning of the year	Additions	Balance end of the year
Don Sixto and Other	$ 3,225,807	$ -	$ 3,225,807
CVSA Properties	128,572	-	128,572
	$ 3,354,379	$ -	$ 3,354,379

2007
	Balance beginning of the year	Additions	Balance end of the year
Don Sixto and Other	$ 3,121,444	$ 104,363	$ 3,225,807
CVSA Properties	128,572	-	128,572
	$ 3,250,016	$ 104,363	$ 3,354,379

Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito. Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty, in the Don Sixto Project. (See note 10(c) (iii))

Effective July 22, 2003, the Company issued 1,600,000 shares and paid $25,000 for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totaled $2,908. At that date, the fair value of the consideration paid for that right was $347,908, which has been recorded as mineral property acquisition cost.

Effective July, 2005 the Company exercised its option to acquire a 100% interest in Cognito and issued 2,500,000 shares, at a price of $1.00 per share, for a total consideration of $2,500,000 which has been recorded as a mineral property acquisition cost, to hold a 100% interest in Cognito.

Estelar Resources Limited

Effective July 22, 2003, the Company acquired a 100% interest in Estelar for consideration of 1,000,000 shares with a total fair value of $237,820, which was recorded as a mineral property acquisition cost.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

9.	(b)	Exploration Costs

The tables below which show the Company’s exploration expenditures by project for 2008 and 2007, are followed by a table outlining stock based compensation allocated to mineral property exploration costs.

2008
		Don Sixto
	CVSA Properties	Chilean Properties	Project and Other	Total
Assays	$ 1,095,251	$ 268,802	$ 31,636	$ 1,395,689
Consultants and contractors	106,443	138,265	2,621	247,329
Drilling	4,553,217	2,289,119	-	6,842,336
Engineering	38,194	-	-	38,194
Environmental	249,183	17,255	6,326	272,764
Field camp	768,846	1,183,327	72,685	2,024,858
Geological *	840,115	1,445,161	178,318	2,463,594
IVA tax	1,592,083	699,552	40,398	2,332,033
Legal and title	164,314	118,921	57,583	340,818
Metallurgical	66,634	27,054	-	93,688
Office operations	825,218	173,530	21,603	1,020,351
Travel	734,507	796,697	56,525	1,587,729
Wages and benefits *	2,127,982	1,119,355	60,961	3,308,298
Exploration costs	$ 13,161,987	$ 8,277,038	$ 528,656	$ 21,967,681
Cumulative Exploration Costs	$ 22,458,526	$ 11,628,609	$ 19,746,120	$ 53,833,255

*Includes stock based compensation

2007
		Don Sixto
	CVSA Properties	Chilean Properties	Project and Other	Total
Assays	$ 256,284	$ 54,632	$ 647,231	$ 958,147
Consultants and contractors	68,141	15,098	121,474	204,713
Drilling	1,826,807	349,551	51,810	2,228,168
Engineering	-	-	136,734	136,734
Environmental	5,863	-	223,977	229,840
Field camp	221,438	410,514	310,670	942,622
Geological *	583,904	785,240	285,890	1,655,034
Geophysical	121,355	-	1,747	123,102
Hydrology	-	-	21,645	21,645
Infrastructure	-	-	30,506	30,506
IVA tax	569,730	170,528	130,891	871,149
Legal and title	101,863	78,527	255,982	436,372
Metallurgical	-	-	128,002	128,002
Office operations	247,768	167,079	57,417	472,264
Resource development	-	-	174,074	174,074
Travel	382,793	343,338	291,789	1,017,920
Wages and benefits *	1,033,994	174,040	1,131,120	2,339,154
Exploration costs	$ 5,419,940	$ 2,548,547	$ 4,000,959	$ 11,969,446
Cumulative Exploration Costs	$ 9,463,931	$ 3,351,571	$ 19,050,072	$ 31,865,574

*Includes stock based compensation

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

9.	(b)	Exploration Costs (Continued)

*	Stock based compensation allocation to exploration costs

	CVSA Properties	Chilean Properties	Don Sixto Project and Other	2008	2007
Geological	$ 186,532	$ 376,605	$ 53,613	$ 616,750	$ 525,314
Metallurgical	-	-	-	-	48,048
Wages and benefits	121,946	12,969	3,459	138,374	685,084
Total	$ 308,478	$ 389,574	$ 57,072	$ 755,124	$ 1,258,446

(c)	Agreements

i)	Chilean Properties
(a)	Maricunga Property – including Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 meters of drilling. The vendor will retain a 3% NSR in the properties. The Company may withdraw from the agreement at any time after expending US$250,000 including conducting 1,500 meters of drilling. Subsequent to year end, the Company had met the requirements to allow it to exercise the option to acquire 100% interest in the properties at anytime up to January 2011 subject to the NSR and the vendor’s buy back right by paying the Company’s expenditures incurred on the property if the property is not put into production within 10 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company.

(b)	Southern Chile

By agreement dated May 9, 2006, the Company has the right to acquire exploration titles and conduct exploration on 48 targets in southern Chile. Under the terms of the agreement, upon the completion of 5,000 meters of drilling on a project, the vendor has a once-only right to “back-in” to a 60% participating interest on that project by paying the Company three times the amount of its exploration expenditures incurred on that project. A “project” is defined as a 10 kilometre area of interest surrounding any of the 48 targets included under the agreement. If the vendor does not elect to exercise its back-in right, it will be entitled to a 1% NSR return from any production from that project.

ii)	CVSA Properties - Argentina

By an Exploration and Option Agreement dated December 30, 2003, Estelar had the right to earn a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions (the “Properties”)), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of cash payments of US$100,000 (paid) and incurring US$3,000,000 (incurred) in exploration expenditures before December 30, 2009.

Under the agreement, once Estelar has incurred exploration expenditures of US$3,000,000 (incurred) and completed 10,000 metres of drilling on any one of the projects, the vendor retains the right to buy back a 60% interest in that project, by paying Estelar an amount equal to 2.5 times its exploration expenditures on the project and funding a bankable feasibility study on the project. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing Estelar’s share of mine development costs. Should the vendor elect not to exercise its back-in right, its interest will revert to a 2% NSR on that project.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

9.	(c)	Agreements (Continued)

By December 31, 2006, Estelar had incurred total aggregate expenditures of US$ 3,000,000, and completed 12,000 metres of drilling on the CVSA properties, and in early 2007, notified the vendor that it was exercising the option to acquire the Properties subject to their back in right. On August 2, 2007, Estelar notified the vendor that it had completed 10,000 metres of drilling at Cerro Moro, and provided them with a report containing exploration results in early September. In October, CVSA advised the Company that it had elected not to exercise its back-in right and its interest has reverted to a 2% NSR in Cerro Moro. The vendor, however, retains its back-in right over the other projects acquired under the agreement.

iii)	Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1 million) in the Don Sixto Project (formerly the La Cabeza Project), located in Mendoza Province, Argentina, for consideration of cash payments totaling US$525,000 payable as follows:

-	US$5,000 due December 15, 2002; (Paid)
-	US$15,000 on or before December 15, 2003; (Paid)
-	US$25,000 on or before December 15, 2004; (Paid)
-	US$35,000 on or before December 15, 2005; (Paid)
-	US$45,000 on or before December 15, 2006; (Paid)
-	US$50,000 on or before December 15, 2007; (Not Paid)* and
-	US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

*Due to the current anti-mining legislation these payments have been suspended until the legislation is changed (see below for more details).

The Company may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81.5 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. Should the Company exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78,000. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75,000. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3,155,757.

During the year ended December 31, 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

9.	(c)	Agreements (Continued)

iv)	Other Properties

(a)	Estelar Properties - Argentina

Estelar has acquired a 100% interest in the Quispe, Rosarita and Uspallata Projects, located in Catamarca and San Juan Provinces, Argentina, for consideration of a 2% NSR from any future production from the properties. There are no expenditure commitments on the properties.

(b)	MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750,000) in the Agua Nueva, La Ramada and Rosarita South Projects, located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of cash payments totaling $440,000 payable as follows:

-	$5,000 on signing of the Agreement; (Paid)
-	$7,500 on or before October 1, 2004; (Paid)
-	$12,500 on or before October 1, 2005; (Paid)
-	$20,000 on or before October 1, 2006; (Paid)
-	$25,000 on or before October 1, 2007; (Paid)
-	$30,000 on or before October 1, 2008; (Not Paid)*

-	$40,000 on or before October 1, 2009; and
-	$50,000 on or before October 1 of each year thereafter to 2015.

*Payments suspended until the current anti-mining legislation is changed to allow mining in Mendoza Province.

In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

10.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its stock as follows:

	2008		2007
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	41,226,487	$ 55,249,342	37,836,013	$ 46,230,295
Issued during the year for:
Cash	8,832,275	36,619,605	3,390,474	8,036,284
Bonus Shares	141,661	502,563	-	-
Contributed surplus allocated	-	338,641	-	951,489
Warrants	-	-	-	31,274
Share issue costs	-	(3,354,266)	-	-
Balance, end of year	50,200,423	$ 89,355,885	41,226,487	$ 55,249,342

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

10.	Share Capital (Continued)

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2008:

a)	In March 2008 the Company completed an equity financing and issued 7.78 million common shares at a price of $4.50 per share for proceeds of $35.0 million.

The Company paid a commission of 6.5% ($2,275,650) and incurred issue costs of $397,585 for net proceeds of $32.4 million before accounting for the fair value of warrants issued to brokers (the “Agent’s Warrants”).

The Agent’s Warrants consist of 505,700 warrants and are convertible to common shares at a price of $4.50 each on or before March 26, 2009. The fair value of the Agent’s Warrants, calculated using the Black-Scholes Model, of $681,031 has been allocated to contributed surplus and added to share issue costs.

b)	The Company issued 250,000 shares for proceeds of $750,000 upon the exercise of 250,000 warrants at a price of $3.00.

c)	The Company issued 802,275 shares for proceeds of $859,605 upon the exercise of stock options.

In addition, an amount totaling $338,641 representing stock-based compensation recognized on vesting of the above stock options was allocated to share capital upon the exercise of the options.

d)	The Company issued 141,661 shares to the Company’s former Chief Operating Officer as part of his remuneration package.

During the Year Ended December 31, 2007:

a)	The Company issued 1,338,475 shares for proceeds of $2,006,287 upon the exercise of options.

In addition, an amount totaling $951,489 representing stock-based compensation recognized on vesting of the above stock options was allocated to share capital.

b)	The Company issued 2,051,999 shares for proceeds of $6,029,997 upon the exercise of warrants as follows: 252,000 shares at a price of $2.50; and 1,799,999 shares at a price of $3.00.

11.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved by shareholders on May 23, 2008, may not exceed 9,879,752. Options granted under the Plan may have a maximum term of five years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange (“TSX-V”)), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

11.	Stock Option Plan (Continued)

A summary of the status of options granted by the Company, as of December 31, 2008 and 2007 and changes during the years then ended is as follows:
	2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	7,223,275	$ 2.40	5,606,750	$ 1.58
Cancelled or forfeited	(220,000)	3.93	(570,000)	2.75
Granted	2,684,000	2.41	3,525,000	3.40
Exercised	(802,275)	1.07	(1,338,475)	1.49
Options outstanding, end of year	8,885,000	$ 2.50	7,223,275	$ 2.40

The following table summarizes information about the stock options outstanding at December 31, 2008:

Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
1.01 - 2.00	4,385,000	2.73	$1.42
2.01 - 3.00	1,185,000	3.00	2.49
3.01 - 4.00	1,820,000	3.37	3.51
4.01 +	1,495,000	4.22	4.25
	8,885,000	3.14	$2.50

Subsequent to December 31, 2008 the TSX-V accepted amendments to the exercise price of an aggregate of 750,000 incentive stock options held by employees and consultants. As a result an aggregate of 750,000 stock options ranging in price from $3.64 to $4.31 have been re-priced to $1.51.

The Company has, subject to disinterested shareholder and TSX-V approval, amended the exercise price of an aggregate of 1,350,000 stock options held by directors and officers ranging in price from $3.64 to $4.37, to $2.85.

Stock-based Compensation

The fair values of options and agent’s warrants granted during the years ended December 31, 2008 and 2007 were estimated, at the grant date, using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Expected annual volatility	72.62%	68.12%
Risk-free interest rate	3.00%	3.99%
Expected life	3.49 years	3.34 years
Expected dividend yield	0.00%	0.00%

Compensation expense of $4,597,978 (2007: $3,777,702) was recorded in the operations for the year.

Stock based compensation has been allocated as follows:

	2008	2007
Administration salaries and consulting	$ 564,108	$ 657,477
Director’s fees	1,798,510	960,957
Management fees	1,470,976	720,870
Mineral property exploration expenditures	755,124	1,258,446
Shareholder communications	9,260	179,952
Total	$ 4,597,978	$ 3,777,702

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

11.	Stock Option Plan (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Bonus Shares

The Company granted 200,000 fully paid bonus shares (“Bonus Shares”) as part of an incentive package pursuant to an employment agreement with the Company’s former Chief Operating Officer. The Bonus Shares vested at a rate of 8,333 shares per month such that the Bonus Shares would have vested within 24 months (August 31, 2009). At December 31, 2008, the Company had issued 141,661 of these Bonus Shares (of which 33,332 relate to 2007 and 108,329 relate to 2008) with a fair value of $502,563 (of which $149,661 relates to 2007 and $352,903 relates to 2008). The remaining 58,339 of the Bonus Shares will not be issued.

12.	Warrants

At December 31, 2008 the Company had outstanding share purchase warrants exercisable to acquire 505,700 shares as follows:
2008
Number	Exercise Price	Expiry Date
505,700	$ 4.50	March 26, 2009

At December 31, 2007 the Company had outstanding share purchase warrants exercisable to acquire 250,000 shares as follows:
2007
Number	Exercise Price	Expiry Date
250,000	$ 3.00	April 18, 2008

13.	Contributed Surplus

	2008	2007
Balance, beginning of the year	$ 7,234,219	$ 4,588,941
Stock-based compensation expense	4,597,978	3,777,702
Agent’s Warrants	681,031	(31,274)
Bonus Shares	(352,903)	(149,661)
Contributed surplus allocated	(338,641)	(951,489)
Balance, end of the year	$ 11,821,684	$ 7,234,219

14.	Related Party Transactions

Amounts due to related parties of $278,301 at December 31, 2008 (2007: $341,158) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

A total of $1,845,429 (2007: $1,271,274) was paid to or accrued for related party transactions as described below.

a)	Exploration and consulting fees totaling $360,000 (2007: $360,000) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Exploration and development fees of $253,227 (2007: $238,663) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

14.	Related Party Transactions (Continued)

c)	Management fees of $165,000 (2007: $165,000) were paid to a corporation controlled by the Chairman of the Company.

d)	Management fees of $256,250 (2007: $167,250) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

e)

Management and consulting fees, including the fair value of Bonus Shares granted, of $622,902 (2007: $239,661) were paid or accrued to a company controlled by the former Chief Operating Officer of the Company.

f)	Management fees of $187,000 (2007: $nil) were paid or accrued to a company controlled by the Executive Vice-President, Corporate Development, Environment.

All of the above transactions were in the normal course of operations.

15.	Supplemental Cash Flow Information

The Company incurred non-cash financing activities during the years ended December 31, 2008 and 2007 as follows:

	2008	2007
Non-cash financing activities:
Issue of warrants for agent’s commission	$ 681,031	$ -

16.	Segmented Information

The Company operates in one business segment, being the acquisition and exploration of mineral properties. The Company’s corporate office provides financial and technical support to its operations in Canada, Argentina and Chile.

The Company’s net assets and net losses by geographical segment are as follows:

December 31, 2008	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 18,313,466	$ 414,419	$ 384,926	$ 19,112,811
Other current assets	224,733	54,677	380,867	660,277
Property and equipment	91,191	85,521	193,001	369,713
Mineral properties	-	3,354,379	-	3,354,379
	18,629,390	3,908,996	958,794	23,497,180
Current Liabilities	(823,281)	(1,532,479)	(467,895)	(2,823,655)
	$ 17,806,109	$ 2,376,517	$ 490,899	$ 20,673,525

Net Loss	$ 1,624,961	$ 19,194,717	$ 7,823,193	$ 28,642,871

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

16.	Segmented Information (Continued)

December 31, 2007	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 7,964,731	$ 578,293	$ 179,755	$ 8,722,779
Other current assets	349,569	85,406	13,983	448,958
Property and equipment	83,856	38,103	89,003	210,962
Mineral properties	-	3,354,379	-	3,354,379
	8,398,156	4,056,181	282,741	12,737,078
Current Liabilities	(728,890)	(1,359,669)	(26,131)	(2,114,690)
	7,669,266	2,696,512	256,610	10,622,388

Net Loss	$ 7,396,711	$ 6,877,081	$ 2,594,852	$ 16,868,644

17.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2008		2007
Net loss for the year before income tax		$28,642,871		$16,868,644
Combined federal and provincial tax rate		31.0%		34.1%
Income tax recovery at statutory rates		$(8,879,000)		$(5,756,000)
Losses and other deductions for which no benefit has been recognized		8,287,000		2,726,000
Stock-based compensation		1,424,000		1,289,000
Non-deductable mineral property exploration costs		921,000		894,000
Foreign exchange rate and tax rate differences		(1,387,000)		796,000
Expiry of losses		42,000		44,000
Impact of tax rate reductions		(408,000)		-
Other		-		7,000
Income tax provision	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

	2008		2007
Non-capital loss carry forwards – Canada		$2,502,000		$2,317,000
Non-capital loss carry forwards – Argentina		182,000		144,000
Non-capital loss carry forwards – Chile		86,000		14,000
Exploration and development deductions		13,228,000		5,878,000
Property and equipment – Canada		36,000		25,000
Share issue costs		739,000		161,000
		16,773,000		8,539,000
Valuation allowance		(16,773,000)		(8,539,000)
	$	Nil	$	Nil

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

17.	Income Taxes (Continued)

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $9,692,000 expire as follows:

2009	$159,000
2010	200,000
2014	882,000
2015	1,578,000
2026	2,242,000
2027	2,001,000
2028	2,630,000
$9,692,000

At December 31, 2008, the Company also has tax loss carry forwards in Argentina and Chile totaling $551,000 and $245,000, respectively, that expire over the period from 2009 to 2013, available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

18.	Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 10(c)). Other financial commitments are summarized in the table below:

	Payments Due by Year
	Total	2009	2010 – 2011
Office leases	$ 319,157	$ 188,891	$ 130,266
Property access agreements	99,564	99,564	-
Total	$ 418,721	$ 288,455	$ 130,266

In addition, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75,000.

19.	Subsequent Events

a)

Subsequent to December 31, 2008, the Company completed a bought deal equity financing in which it sold 12,075,000 shares at a price of $2.40 to raise gross proceeds of $29.0 million. The offering closed on February 26, 2009. As consideration to the underwriters, the Company paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also issued to the underwriters 784,875 non-transferable warrants (“Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number shares sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at the offering price of $2.40.

b)

On March 2, 2009 the Company signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. The Agreement allows for Exeter to acquire an 80% interest in 760 square kilometers of licenses, adjacent to the Company’s Cerro Moro project, owned by Fomicruz, by spending US$10 million over a number of years. It further allows for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. The Company will manage the potential future development of both the Cerro Moro project and the Fomicruz licenses and will fund all exploration and development costs.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

20.	Differences between Canadian and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As a result of the accounting policy change that took place in 2007 with respect to mineral property exploration expenditures to align its policies to those in the United States, there are no material measurement differences between these Canadian GAAP consolidated financial statements and those prepared using US GAAP.

Recent accounting pronouncements

In December 2007, FASB issued Statement 141 (revised), Business Combinations. Statement 141 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement is effective for fiscal years beginning on or after December 15, 2008.

In December 2007, FASB issued Statement 160, Non-controlling Interests In Consolidated Financial Statements, an amendment of ARB No. 51. This statement clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our results of operations or financial position.

EXHIBIT 99.3

Management’s Discussion and Analysis
For The Year Ended
December 31, 2008

Management’s Discussion and Analysis

March 27, 2009

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as of December 31, 2008, unless otherwise stated; (iii) all references to monetary amounts are to Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This management discussion and analysis (“MD&A”) contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended, including the Company’s belief as to the timing of its drilling and exploration programs and exploration results. These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include those set out under “Risks” below. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that use certain terms, such as “inferred mineral resource”, that are proven or probable reserves within the meaning of SEC Industry Guide 7. Under SEC Industry Guide 7 a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the environmental analysis or report must be filed with the appropriate governmental authority. U.S. investors are urged to consider closely the disclosure contained in our annual report on Form 40-F. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Report on Operations

First Quarter 2008

In the first quarter of 2008, the Company completed an equity capital financing, raising net proceeds of $32.4 million through the issuance of 7.78 million common shares, to fund its planned and future exploration programs. This financing represented the largest capital raising that the Company has completed to date.

In March 2008, the Company signed a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), the provincial mining company in Santa Cruz Province Argentina, to form a strategic alliance for the possible future development of its 100% owned Cerro Moro project and the right to explore tenements controlled by Fomicruz which adjoin its Cerro Moro project. This strategic alliance represents a significant step forward for the future exploration of the Cerro Moro project as current data suggests the high grade Escondida vein system appears to continue onto the Fomicruz tenements. Subsequent to December 31, 2008 the Company entered into a definitive agreement with Fomicruz (see “Subsequent Events” below) for the future exploration and potential development of the Cerro Moro and Fomicruz tenements.

Drilling results during the first quarter of 2008 at Cerro Moro were very encouraging and throughout the quarter the Company utilized three drill rigs to better define the known vein systems including the Escondida vein system. At Caspiche, the drilling program to explore the identified porphyry target continued and produced very good results.

Second Quarter 2008

The Company continued its exploration activities at Cerro Moro throughout the second quarter while exploration activities at Caspiche were terminated in May due to the onset of South American winter conditions. Results released during the second quarter reflected ongoing success at both Caspiche and Cerro Moro. The Company utilized three drill rigs throughout the entire quarter at Cerro Moro while at Caspiche, drilling ceased in May, and the Company compiled results from the 2007-2008 exploration season and prepared for the commencement of its 2008-2009 exploration program.

Third Quarter 2008

The Company continued its exploration activities at Cerro Moro throughout the quarter while the 2008-2009 drilling campaign at Caspiche commenced in early October 2008.

Mid-way through the third quarter of 2008 the credit crisis centred in the United States intensified, and among other factors, led to the collapse of many large financial institutions causing significant losses in worldwide markets. Bank and major investment company failures and weak investor confidence led to significantly reduced available risk capital, a traditional source of funding for companies like Exeter in the junior resource industry. Reacting to this financial crisis, management reviewed budgets in August and September and identified areas to reduce and eliminate spending to focus more on high priority projects and activities. As a result of these cuts, many of the grass roots programs were put on hold and over half of the Company’s South American workforce were laid off during the latter half of the third quarter and into the fourth quarter of 2008. Some South American expatriate geologists and engineers were also retrenched and plans implemented for others to work part time commencing in 2009. Staff numbers and time reductions were also implemented at the head office in Vancouver.

Fourth Quarter 2008

During the fourth quarter, as the ongoing worldwide financial crisis continued to intensify, the Company continued its cost cutting initiatives while maintaining exploration activities at Caspiche and Cerro Moro. Three drill rigs were utilized at Caspiche in anticipation of drilling enough metres to establish an initial National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant resources estimate which was released on March 24, 2009 using data available to the end of 2008. A second mineral resources estimate using all of the additional drilling data to the end of the 2008/2009 season in May, is expected to the available in September 2009. At Cerro Moro, two drill rigs involved in discovery drilling of new vein systems were terminated and a single drill rig continued drilling the high grade Escondida vein until early December. Drilling then ceased on the project so that the drill core could be analyzed and results compiled in preparation for completing a planned initial NI 43-101 resources estimate due in the second quarter 2009.

3

Map of Southern South America focusing on Exeter’s projects in both Argentina and Chile:

Summary of Projects
Rights Acquired	Properties	Land Area (sq. km)	Paid to December 31, 2008	Future Commitments
100% Owned	Cerro Moro ** -19 tenements	178	*	- 2% NSR to CVSA
100% Owned	Santa Cruz Regional -17 tenements	1,542	Nil	Nil
Option for 100%	CVSA Properties Santa Cruz, Chubut, Rio Negro - 20 tenements	440	US$100,000 * includes acquisition of Cerro Moro	- 2% NSR
Option for 100%	Northern Chile Maricunga Property (Caspiche) -10 tenements	14	Nil	- expenditures totalling US$2.5 million to January 31, 2011 (incurred) including 15,500 metres of drilling (completed January 2009) - 3.0 % NSR
100% Owned	Northern Chile Maricunga Property -10 tenements	19	Nil	Nil
Data	Southern Chile - 12 tenements	33	Nil	Nil
Option for 100%	Don Sixto (La Cabeza) - 7 tenements	82	4,100,000 shares plus US$125,000	- cash payments totalling US$400,000 to Dec. 15, 2016 *** - 3.5% NSR
Option for 100%	Don Sixto Regional - 7 tenements	81	US$25,000	- annual payments of US$25,000 for six years *** - 3 annual payments of US$200,000 for 100%
100% Owned	Don Sixto Regional - 4 tenements	235	Nil	Nil
Option for 100%	MRP Properties Agua Nueva (Don Sixto), Rosarita South, La Ramada - 13 tenements	300	$70,050	- cash payments totalling $370,000 to October 1, 2015 *** - 2% NSR
Option for 100%	Estelar Properties Rosarita, Quispe and El Salado - 5 tenements	68	1,000,000 shares	- 2% NSR

** On March 3, 2009, the Company announced that it had signed a definitive agreement with Fomicruz. The details of this agreement can be found in the “Subsequent Events” section of this MD&A.

*** Exploration activities have been suspended due to the anti-mining legislation and annual payments have been deferred until such time as the legislation is amended.

The Company has three principal projects – the Caspiche project in the Maricunga region of Northern Chile, the Cerro Moro project in Patagonia, Argentina, and the Don Sixto project in Mendoza Province, Argentina. A brief summary of the Company’s principal projects and other projects in Argentina and Chile appear below.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American which has occurred. Exeter has satisfied its obligations under the agreement to date and spent more than its required minimum expenditures of US$2.55 million, including completing more than 15,500 metres of required drilling which will allow it to exercise its option to acquire a 100% interest in the properties at any time before the end of the agreement term. Anglo American will retain a 3% net smelter returns royalty (“NSR”) from production from the property and Anglo American has the right to buy the property back if it is not put into production within 10 years from the date that the Company exercises its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company.

All hard copy data received from Anglo American was digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Newcrest Mining led to the discovery and subsequent drilling of the upper levels of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

On March 24, 2009, the Company released its initial NI 43-101 compliant resources estimate for the Caspiche project. The table below reflects the initial resources estimate at Caspiche using drill hole data to the end of 2008.

Caspiche interim mineral resource estimate 2008/09 season

Material	Category	Volume	Density	Tonnes	Gold	Gold	Copper	Copper
		(Mm3)	(g/cm3)	(Mt)	(g/t)	(Moz)	(%)	(Mlb)
Oxide	Inferred	30.8	2.4	74	0.55	1.30
Sulphide	Inferred	152.1	2.47	375.9	0.61	7.43	0.25	2,090.60
TOTAL GOLD	Inferred	182.9	2.46	449.9	0.60	8.73

The Company has received an independent technical report, with an effective date of March 27, 2009, compliant with NI 43-101, for the Caspiche project prepared by Todd Wakefield, M.AusIMM and Rodrigo Alves Marinho, CPG-AIPG, both independent and QPs under NI 43-101. The report will be available for viewing on SEDAR at www.sedar.com.

Magallanes

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise its option, it will be entitled to a 1% royalty from production on that property.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced that it had secured an option from Cerro Vanguardia Sociedad Anomina (“CVSA”) to acquire all of CVSA’s exploration projects (the “CVSA Properties”) which are divided into four project areas (“Projects”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz. The four Projects comprise Cerro Moro, other Santa Cruz properties, Chubut properties, and the Rio Negro properties.

Under the option agreement, Exeter paid CVSA US$100,000 for the right to earn a 100% interest in the CVSA Properties. In order to earn its interest in the CVSA Properties, Exeter must spend US$3.0 million within five years, including completing 8,000 metres of drilling. CVSA also has a back in right to a 60% interest in a Project following the completion of 10,000 metres of drilling on that Project, by paying Exeter 2.5 times its expenditures on that project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a project to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a project, its interest will revert to a 2% NSR in that project.

At the end of 2006, Exeter had met the obligation to incur total aggregate expenditures of US$3.0 million and had completed 12,000 metres of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back-in right. On August 2, 2007, Exeter notified CVSA that it had completed 10,000 metres of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October 2007, CVSA advised the Company that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.

On March 3, 2009, the Company announced that it had entered into a definitive agreement with Fomicruz (the “Fomicruz Agreement”). The Fomicruz Agreement sets out the key terms for the future development of Exeter’s 100 percent owned Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the Fomicruz Agreement are as follows:

(i)	Fomicruz will acquire a 5 percent interest in the Company’s 178 square kilometre Cerro Moro project;
(ii)

The Company will have the right to earn up to an 80 percent interest in 763 square kilometres of Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years;

(iii)

The Company will finance all exploration and development costs of the Cerro Moro project, and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50 percent of its share of net revenue from future operations; and

(iv)	The Company will manage the exploration and potential future development on the properties.

Property Description

The CVSA Properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro*	15 tenements	178 sq km
Other Santa Cruz properties	8 tenements	341 sq km
Chubut properties**	11 tenements	241 sq km
Rio Negro properties***	4 tenements	140 sq km

* Now 100% owned by the Company subject to a 2% NSR.

** reduced to 10 tenements and 173 sq km subsequent to December 31, 2008

*** all of these tenements were relinquished subsequent to December 31, 2008

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in 2006. Additional properties have been acquired around projects considered to have good potential for discoveries. Following the acquisition of Cerro Moro by the Company in October 2007, a total of 23 tenements covering 722 square kilometres in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro properties. Given the favourable mining regime in Santa Cruz, the Company intends to focus its attention on Cerro Moro and when market conditions improve, conduct further work on the Cerro Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

On February 11, 2009, the Company filed a technical report compliant with NI 43-101 for the Cerro Moro project prepared by Matt Williams, Exeter’s Exploration Manager, and Jerry Perkins, Exeter’s Vice President Development and Operations, both QPs under NI 43-101. The report can be viewed on SEDAR at www.sedar.com.

Cerro Puntudo Project – Santa Cruz Province

The 200 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz Province. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 7 geological structures.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping and a ground magnetic survey have been conducted with some 600 line kilometres completed.

Don Sixto (La Cabeza) – Mendoza

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s anti-mining legislation enacted in June 2007. The legislation banning the use of certain chemicals traditionally used in the mining process effectively precludes the development of mining projects in Mendoza Province. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province. In the interim the Company has continued to update certain engineering and environmental studies at Don Sixto.

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% NSR in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000, in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments totalling US$175,000 to December 2007, following which payments were suspended, pursuant to an agreement with the property owners entered into in 2008, until the anti-mining legislation is amended such that mining can be conducted in Mendoza Province. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years of a development decision. Cognito has the option to purchase the NSR outright for US$1,000,000.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The option was acquired to secure areas considered favourable for the discovery of epithermal gold-silver systems. The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 82 square kilometres. Approximately 616 square kilometres of additional concessions, comprising the Agua Nueva property and other properties in the area, are held under option pursuant to agreements with Minera Rio de la Plata, described below, the option entered into in early 2007, and the areas acquired by the Company. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

On February 20, 2008, the Company re-filed a NI 43-101 compliant technical report for the Don Sixto Project prepared by Arnold van der Heyden, B.Sc. Geo., independent and a QP under NI 43-101. The report can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US$78,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to reacquire the property upon completion of mining activities.

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a company that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner.

Property Description

The Estelar projects currently cover approximately 68 square kilometres of exploration rights in central and western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in south-western Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit / underground gold mine.

El Salado Project – San Juan Province

The El Salado property covers an area of 8 square kilometres over a large, low grade, copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto and Rosarita projects were relinquished from the agreement during 2006 resulting in the retention of 13 tenements covering 300 square kilometres.

The option agreement requires payments totalling $440,000 (payments have been suspended by agreement until the anti-mining legislation in Mendoza Province is amended to allow mining to proceed) by October 2015 of which $70,050 has been paid to December 31, 2008 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 299 square kilometres that adjoins the Company’s Don Sixto property to the east, west and north.

La Ramada – La Rioja Province

The property comprises exploration titles over a 1 square kilometre area. The Company’s plans include undertaking mapping and geochemical sampling to define targets for drilling and it will likely acquire additional lands in the area if funding becomes available.

Results from Operations

The Company began 2008 with 41,226,487 common shares outstanding and ended the year with 50,200,423 common shares outstanding. During the year, the Company received net proceeds of $33.9 million and issued 8,832,275 common shares upon the exercise of options and warrants, and pursuant to the equity financing completed in March 2008. Additionally 141,661 bonus shares were issued to the Company’s former Chief Operating Officer as part of his remuneration package. Shares issued and proceeds received are summarized below:

	Options Exercised	Warrants Exercised	Bonus Shares	Share Placement Financing	Share Placement Issue Costs	Total
Shares issued	802,275	250,000	141,661	7,780,000	-	8,973,936
Proceeds	$859,605	$750,000	-	$35,010,000	($2,673,235)	$33,946,370

Subsequent Events

Subsequent to December 31, 2008, the Company issued shares pursuant to the exercise of options and an equity financing completed in February 2009 as follows:

	Options Exercised	Equity Financing including over-allotment	Share Issue Costs	Total
Shares issued	158,000	12,075,000	-	12,233,000
Proceeds	$243,720	$28,980,000	($1,883,700)	$27,340,020

As at March 27, 2009, the Company had 62,433,423 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s consolidated financial statements for the years ended December 31, 2008 and 2007 (the “Consolidated Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

Year ended December 31, 2008

The Company ended its 2008 fiscal year in the midst of one of the worst economic downturns since the great depression in the late 1920s and early 1930s with a treasury of $19.1 million and working capital of $16.9 million. The equity financing completed in February 2009 (see “Subsequent Events” below) added $26.9 million to its cash resources. As a result of the credit crisis, management re-examined its budgets and forecasts and reduced expenditures to better position the Company if there is a shortage of risk capital available in the market throughout 2009. The effect of the reduction in expenditures was a significant reduction in personnel levels and the elimination of certain project initiatives considered low priority. Exploration efforts were also rationalized on the high priority activities at Caspiche and Cerro Moro where exploration results continued to be positive.

Year ended December 31, 2008 compared to the year ended December 31, 2007

The loss for the year of $28.6 million represents an increase of about $11.7 million when compared to the $16.9 million loss incurred in 2007. The increased loss is primarily due to increased exploration expenditures totalling $22.0 million in 2008, an increase of $10.0 million over 2007. Following the completion of the March 2008 equity financing, the Company was well positioned to aggressively explore and drill both the Caspiche and Cerro Moro projects in preparation for the completion of initial NI 43-101 compliant mineral resources estimates in early 2009. Outlined in the “Use of Proceeds” section of the Short Form Prospectus filed with the Canadian Securities Administrators (“CSA”) on May 6, 2008 and available on www.sedar.com, relating to the equity financing, the Company allocated about $15.0 million to be spent on its Caspiche project and about $11.0 million on its Cerro Moro project. As at December 31, 2008, the Company had spent approximately $6.0 million at Caspiche and $10.0 million at Cerro Moro. Further details regarding the use of proceeds are described under the Liquidity and Capital Resources section of this MD&A.

Stock-based compensation expense in 2008 which totalled $4.6 million, an increase of $0.8 million over the $3.8 million of 2007, was another reason for the increase in expenses. The increased 2008 stock-based compensation expense occurred as a result of the Company granting a number of stock options to employees late in 2007, which vested in 2008, and stock options granted to employees in 2008. In addition, the increased stock compensation expense reflects the higher fair value of options due to increased share prices in 2007 and early 2008.

Administrative salaries and consulting increased by $0.4 million in 2008 when compared to that of 2007, as a result of additional employees hired in late 2007 and early 2008.

Net cash received from the issuance of shares in 2008 of $33.9 million was $25.9 million more than the proceeds received in 2007. This difference is primarily the result of the Company receiving net proceeds of $32.3 million from the equity financing in March 2008. No equity financings were completed in 2007; however $8.0 million was received in 2007 from the issuance of shares upon the exercise of options and warrants, about $6.4 million more than the $1.6 million received in 2008 for the same activities.

The issuance of shares upon the exercise of options and warrants throughout 2008 resulted in contributed surplus in the amount of $0.3 million being allocated to share capital or $0.6 million less than the amount recorded in 2007, which is a reflection of the reduced number of options and warrants exercised in 2008.

Fourth Quarter 2008 Compared to Fourth Quarter 2007

At December 31, 2008 the Company had $19.1 million in cash and cash equivalents, which was $10.4 million more than $8.7 million at December 31, 2007. This additional cash resulted from the March 2008 equity financing in which the Company raised gross proceeds of $35.0 million. Although the Company significantly cut back many programs and a large portion of its staff, as a result of the ongoing credit crisis, it still progressed Caspiche and Cerro Moro more aggressively than in past years. This increased activity translated into mineral property exploration expenses of $5.6 million in the fourth quarter of 2008, up $2.3 million from the $3.3 million incurred in 2007.

Administration expenditures, calculated by removing interest, stock-based compensation expense, exploration costs, and the effect of the conversion of foreign currencies from the net loss, was $0.8 million which is $0.2 million less than the $1.0 million incurred in 2007. The decreased expenditures reflect management’s cost reduction efforts implemented in the fourth quarter which it expects will reflect further savings in 2009.

The following selected financial information is taken from the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

	($000’s, except share data)
Year ended December 31,	2008	2007	2006
Interest income	$706	$392	$227
Mineral property exploration costs [1]	$21,213	$10,711	$10,874
Stock-based compensation [2]	$4,598	$3,778	$2,385
Net loss and comprehensive loss for the year	$28,643	$16,869	$15,876
Basic and diluted loss per common share	$(0.62)	$(0.43)	$(0.52)

1) excludes stock-based compensation cost allocated of $755,124 (2007: $1,258,446; 2006: $506,444).

2) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration costs and shareholder communications.

	($000’s, except share data)
As at December 31,	2008	2007	2006
Working capital	$16,949	$7,057	$12,373
Total assets	$23,497	$12,737	$18,088
Total liabilities	$2,824	$2,115	$2,261
Share capital	$89,356	$55,249	$46,230
Deficit	$(80,504)	$(51,861)	$(34,993)

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	($000’s, except for share data)
	2008				2007
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest	157	211	259	79	106	115	85	86
Net loss and comprehensive loss, excluding stock-based compensation	6,124	6,258	5,999	5,664	3,867	2,677	3,335	3,212
Administration expenditures*	582	618	653	829	992	475	623	661
Mineral property exploration costs, excluding stock-based compensation	5,500	5,644	5,188	4,935	3,126	2,157	2,798	2,630
Stock-based compensation	806	463	3,099	230	437	156	3,172	12
Basic and diluted loss per common share	$0.15	$0.14	$0.19	$0.14	$0.10	$0.07	$0.17	$0.09

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

Interest income was slightly reduced in the fourth quarter as compared to the previous two quarters as cash obtained through the equity capital financing completed in March 2008 continued to be used to fund its drilling and exploration programs at Caspiche and Cerro Moro and for administrative expenditures.

Net loss and comprehensive loss per quarter, excluding stock-based compensation, was much higher, quarter by quarter, in 2008 than in 2007 due to the Company’s increased exploration efforts on its key projects, Caspiche and Cerro Moro, during the past fiscal year. The increased net loss and comprehensive loss mirrors the increase in mineral property exploration expenditures in the past year.

Stock-based compensation has fluctuated quarter by quarter for a number of reasons. Stock based compensation expense of approximately $3.1 million in the second quarter of 2008 resulted from the vesting of options granted late in 2007 and early 2008 following approval at the Company’s 2008 Annual General Meeting in May 2008. Compensation expense later in the year was affected by increased volatility and lower share prices. During highly volatile times, for example the current ongoing credit crisis, share prices fluctuate frequently and dramatically, which increases volatility, a component of the Black-Scholes pricing model. Options that were granted in the fourth quarter of 2008 were granted when share prices were much lower and thus at a lower strike price than in previous 2008 stock option grants, however the increased volatility resulted in a higher compensation expense than for similarly priced options in past years.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2008 totalled $19.1 million compared to $8.7 million at December 31, 2007 an increase of about $10.4 million which is the result of the Company completing a $35.0 million equity financing in March 2008. (see below for more details on this equity financing). The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, the global credit crisis has resulted in a shortage of risk capital available to the junior resource industry. As a result of the ongoing credit crisis management reviewed all budgets and eliminated costs associated to non-priority projects and grass-roots stage initiatives. As a result of the cost saving initiatives implemented by the Company, staff and administration requirements were reduced resulting in significant staff reductions. The large retrenchment of staff in the fourth quarter is expected to reduce operational costs, especially in South America significantly in the following quarters.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The future availability of funding will affect the planned activity levels at the Caspiche and Cerro Moro projects and expenditures will be adjusted to match available funding. Subsequent to December 31, 2008, the Company completed an equity financing raising, net of costs, of $27.0 million. Please see “Subsequent Events” below for details of the equity financing completed in February 2009.

In March 2008, the Company completed an equity financing of 7.78 million special warrants at a price of $4.50 per special warrant for gross proceeds of $35.0 million. The special warrants were deemed exercised for no additional consideration into 7.78 million common shares in May 2008. The Company paid a commission of 6.5% or $2.3 million and incurred issue costs of about $0.4 million for net proceeds of $32.4 million before accounting for the fair value of warrants issued to brokers (the “Agent’s Warrants”). The Agent’s Warrants consist of warrants to purchase 505,700 common shares for a period of 12 months expiring on March 26, 2009 (expired unexercised), at an exercise price of $4.50 per share. The fair value of the Agent’s Warrants, calculated using the Black-Scholes Model, of $681,030 has been allocated to contributed surplus and added to share issue costs.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Currently held funds will continue to be used for planned exploration programs and for general corporate purposes. Outlined in the “Use of Proceeds” section of the Short Form Prospectus filed on May 6, 2008, relating to the March equity financing, approximately $15.0 million was allocated to be spent on the Caspiche project and about $11.0 million on the Cerro Moro project. As of December 31, 2008, the Company had spent approximately $6.0 million at Caspiche and about $10.0 million at Cerro Moro.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina and Chile as required to meet current expenditures.

The Company operates in a number of countries, including Canada, Argentina and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Argentina and Chile and tries to reduce the effects of foreign exchange risk by sending amounts to its foreign operations only when it is required to discharge current liabilities.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Argentine Pesos and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term maturity.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

Commitments, mainly for rental of office and operating facilities, and access agreements are as follows:

	Payments Due by Year
	Total	2009	2010 – 2011
Office leases	$ 319,157	$ 188,891	$ 130,266
Property access agreements	99,564	99,564	-
Total	$ 418,721	$ 288,455	$ 130,266

In addition, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75,000.

Related Party Transactions

Amounts due to related parties of $278,301 at December 31, 2008 (2007: $341,158) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

A total of $1,845,429 (2007: $1,271,274) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totalling $360,000 (2007: $360,000) were paid or accrued to Rowen Company Ltd (“Rowen”). The Company’s President and CEO, Mr. Roxburgh, is a principal of Rowen. The Company has entered into a 2 year agreement with Rowen for the provision of Mr. Roxburgh’s services.

b)

Exploration and development fees of $253,227 (2007: $238,663) were paid or accrued to J. Perkins and Associates Pty Ltd., a corporation controlled by Mr. Perkins, the Company’s Vice-President, Exploration and Development.

c)

Management fees of $165,000 (2007: $165,000) were paid or accrued to Canaust Resource Consultants Ltd (“Canaust”) a corporation controlled by Mr. Simpson, the Chairman of the Company. The Company has entered into a 2 year agreement with Canaust for the provision of Mr. Simpson’s services.

d)

Management fees of $256,250 (2007: $167,250) were paid or accrued to 667060 BC Ltd (“667060”), a corporation controlled by Mr. Bond, the Chief Financial Officer of the Company. The Company has entered into a 2 year agreement with 667060 for the provision of Mr. Bond’s services.

e)

Management and consulting fees, including the fair value of bonus shares granted, of $622,902 (2007: $239,661) were paid or accrued to Mr. Cholakos or to Formost Enterprises Ltd (“Formost”) a company controlled by Mr. Cholakos, the former Chief Operating Officer of the Company.

f)

Management and consulting fees of $187,000 (2007: $nil) were paid or accrued to HBA Management Consultants Ltd. (“HBA”) a company controlled by Mr. McPhie, the Company’s Executive Vice-President, Corporate Development and Environment. The Company has entered into a 2 year agreement with HBA for the provision of Mr. McPhie’s services.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Subsequent Events

a)

Subsequent to December 31, 2008, the Company completed a bought deal equity financing in which it sold 12,075,000 shares (including an overallotment option of 15%) at a price of $2.40 per share to raise gross proceeds of $29.0 million. The offering closed on February 26, 2009. As consideration to the underwriters, the Company paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also issued to the underwriters 784,875 non-transferable warrants (the “Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of shares sold pursuant to the offering. Each Underwriters Warrant will be exercisable for a period of twelve (12) months at the offering price of $2.40.

The Company intends to use the net proceeds of the offering for exploration and development of the Company’s properties in Argentina and Chile, with specific focus on Caspiche and Cerro Moro, and for general corporate purposes.

b)

On March 2, 2009 the Company signed a definitive agreement with Fomicruz, a mining company owned by the government of Santa Cruz Province, Argentina. The agreement allows for Exeter to acquire an 80% interest in 760 sq km of licenses owned by Fomicruz, which are adjacent to the Company’s Cerro Moro project by spending US$10 million over a number of years. It further allows for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. The Company will manage the potential future development of both the Cerro Moro project and the Fomicruz licenses and will fund all exploration and development costs. Fomicruz will repay a portion of those costs from 50% of its share of net revenue from future operations.

Outlook

In 2009, the Company plans to continue its exploration and drilling programs at Cerro Moro in Santa Cruz, Argentina and Caspiche in the Maricunga region, Chile. However with the economic downturn, resulting from the on-going credit crisis, the Company continues to monitor its spending and will amend its plans and budgets based on exploration results and expectations of being able to raise financing as and when required. After the equity financing completed in February 2009, the Company is well positioned to continue to advance both Caspiche and Cerro Moro. The Company plans to release an initial NI 43-101 compliant resources estimate on Cerro Moro in the second quarter of 2009, and a second mineral resources estimate for Caspiche in the third quarter of 2009.

The Company is continuing its constitutional challenge in Mendoza province to have the anti-mining legislation amended. In addition, the Company continues working with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the Province.

Exploration campaigns have been postponed for some of the Company’s non-primary properties, which are either at the grass-roots level or are still considered to be under-explored, while it focuses on advancing Caspiche and Cerro Moro. Future exploration on these properties is, however, contingent on a more favourable long term economic outlook and the addition of qualified geologists and personnel.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Consolidated Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has funds to be able to maintain its interest in the mineral property; and

(ii)

stock-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term is the applicable of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policies and New Accounting Developments

(i)     Capital Disclosures, Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. Disclosures required by this standard are included in Note 5 of the Company’s 2008 Consolidated Financial Statements.

(ii)   Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Company adopted Section 3862 “Financial Instruments – Disclosures”. This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in Note 6 of the Company’s 2008 Consolidated Financial Statements.

(iii)  Going Concern - Amendments to Section 1400

Effective January 1, 2008 the Company adopted the amendments to CICA 1400, General Standards of Financial Statements Presentation, to include the requirements to assess and disclose an entity’s ability to continue as a going concern.

At December 31, 2008, the Company had working capital of approximately $16.9 million, which together with the cash received from the equity capital raising completed in February 2009, is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months based on current levels of activity. Should those activity levels be increased or other projects be acquired or explored, additional funding may be required. While the Company has been successful in raising its required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future, or that funds would be available on terms acceptable to management. Management has assessed the Company’s net asset value, forecasted cash flow requirements and future commitments and is confident that the Company will continue as a going concern.

Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”. The new Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of this new accounting standard on the Company’s Consolidated Financial Statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. IFRS is applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

Management has put together a plan to initiate the early stages of the IFRS transition process in 2009. The first stage is for management and the accounting department to be introduced to IFRS. Thus far, activities in the introduction stage have included participation in IFRS workshops run by various experts including large accounting and auditing firms. The Company has also purchased an IFRS handbook and transition textbooks. This early initiative also includes identifying potential third party IFRS consultants to aid in the process. Currently, a number of IFRS transition companies and service providers are offering programs to aid companies, similar to Exeter, in the transition to IFRS, and management is in the process of reviewing a number of potential providers and their associated costs. These consultants have programs that are all encompassing and would provide management with project management advice on such key topics as general IFRS accounting policy differences, information technology requirements, disclosure and internal control differences.

Disclosure Controls

At the end of the fiscal year ended December 31, 2008, the Company carried out an evaluation, under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2008, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying Consolidated Financial Statements, MD&A and all financial information in the Financial Statements are the responsibility of management and have been approved by the Board of Directors. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by this nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the Consolidated Financial Statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. The CEO and CFO will certify the annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Exchange Act. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the Consolidated Financial Statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal Control over Financial Reporting

The Company maintains a system of internal controls over financial reporting designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. However, the Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board of Directors’ review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors.

In 2007, the Company retained an independent third party specialist to assist in the documentation of its internal control procedures. During the year ended December 31, 2008 management continued to refine its documentation and improve its internal controls systems, including the testing of those systems. Management concluded that certain changes in internal control over financial reporting have materially affected, or are reasonably likely to have materially affected, the Company’s internal control over financial reporting during the year ended December 31, 2008. To improve its internal control over financial reporting, the Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; (ii) reviewed and refined internal control processes; (iii) reviewed and improved general controls over information technology; and (iv) enhanced financial control over period close processes.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a – 15(c), to evaluate the Company’s internal control over financial reporting described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control systems are met.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, who have expressed their opinion in their audit attestation report included with the Consolidated Financial Statements.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, the global credit crisis has resulted in a shortage of risk capital in the junior resource industry and may result in the Company not being able to raise adequate funds in the future. The Company had cash and cash equivalents of $19.1 million and working capital of $16.9 million at December 31, 2008. In addition, the Company completed an equity financing of $29.0 million in February 2009 (see “Subsequent Events”) and consequently management believes that the Company has sufficient capital resources to fund its currently planned levels of activity for the next 12 months. As more fully described below, at the onset of the financial crisis at the end of the second quarter of 2008, management reviewed all budgets to identify areas where the Company could eliminate costs associated with lower priority projects and grass-roots stage initiatives and reduce expenditures. Should the current credit crisis persist the Company may have to further reduce its activities if funding is not available when required.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. The ongoing credit crisis has resulted in significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to the effect of current global economic conditions in those countries.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Argentina and Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s projects are all in the exploration stage. Even at its most advanced exploration projects including Caspiche, Cerro Moro and Don Sixto, it has caused little environmental impact to date due to the early stage of its activity. The Company conducts certain environmental restoration efforts including drill rig platform cleanup and the sealing of drill holes among other cleanup activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

During the second quarter of 2007, Exeter ceased all exploration activities at the Don Sixto project following the anti-mining legislation passed by the Mendoza Provincial Government. The legislation, introduced in June 2007, effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals including the use of cyanide traditionally used in the mining process were banned. The Company has filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional as this ban on the use of chemicals, which are used by many other companies in Mendoza in various industries discriminatorily applies only to mining and mineral extraction. However, should the Company not be successful in its constitutional challenge and the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Risk factors are more fully described in the Company’s Annual Information Form for the year ended December 31, 2008 (which is attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2008), and subsequent filings with the CSA and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE AMEX Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE-Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain listing criteria, and to grant exemptions from listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to standards is as follows:

Shareholder Meeting Quorum Requirement: The minimum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting

Proxy Delivery Requirement: requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth is Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Issuance of Shares: Section 713 of the Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX Venture Exchange (“TSX-V”) and does not constitute a default under the TSX-V rules or any applicable laws in Canada. For past transactions, the Company has followed the rules of the TSX-V and applicable laws in Canada and in future transactions, the Company may seek similar exemptions from the requirements of section 713 of the NYSE-Amex Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from corporate governance requirements on specific transactions under Section 110 of the Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transaction available on the Company’s website at www.exeterresource.com.

Additional Information

Additional information regarding Exeter, including Exeter’s Annual Information Form for the year ended December 31, 2008, is available on SEDAR at www.sedar.com.

EXHIBIT 99.4

CERTIFICATION

I, Bryce G. Roxburgh, certify that:

1	I have reviewed this annual report on Form 40-F of Exeter Resource Corporation;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.         The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-5(f) for the issuer and have:

(a)        Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)        Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.         The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)          Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

/s/ Bryce G Roxburgh
Date: March 31, 2009	By:	Bryce G. Roxburgh Chief Executive Officer (Principal Executive Officer)

EXHIBIT 99.5

CERTIFICATION

I, Cecil Bond, certify that:

1	I have reviewed this annual report on Form 40-F of Exeter Resource Corporation;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.         The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-5(f) for the issuer and have:

(a)        Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)        Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.         The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)          Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

/s/ Cecil Bond
Date: March 31, 2009	By:	Cecil Bond Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Exeter Resource Corporation (the “Company”) on Form 40-F for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bryce G. Roxburgh, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 31, 2009	/s/ Bryce G. Roxburgh
Bryce G. Roxburgh
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Exeter Resource Corporation and will be retained by Exeter Resource Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Exeter Resource Corporation (the “Company”) on Form 40-F for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cecil Bond, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 31, 2009	/s/ Cecil Bond
Cecil Bond
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Exeter Resource Corporation and will be retained by Exeter Resource Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Exeter Resource Corporation’s Annual Report on Form 40-F for the year ended December 31, 2008 of our audit report dated March 19, 2009, relating to the Consolidated Financial Statements for each of the years in the two year period ended December 31, 2008 and the effectiveness of internal control over financial reporting of Exeter Resource Corporation as of December 31, 2008.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 19, 2009

EXHIBIT 99.9

CONSENT OF EXPERT

March 31, 2009

Exeter Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Exeter Resource Corporation

I, Arnold van der Heyden, do hereby consent to the use of my name in the annual report on Form 40-F, and any amendments thereto, and the Annual Information Form of Exeter Resource Corporation (the “Company”) dated March 31, 2009, and to the inclusion by reference to the technical reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in written disclosure contained in the Company’s annual report on Form 40-F, and any amendments thereto, and Annual Information Form, or any other documents incorporated by reference therein.

I also hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s annual report on Form 40-F filed on March 31, 2009, and any amendments thereto.

By:	/s/ Arnold van der Heyden
Arnold van der Heyden

EXHIBIT 99.10

CONSENT OF EXPERT

March 31, 2009

Exeter Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Exeter Resource Corporation

I, Jerry Perkins, do hereby consent to the use of my name in the annual report on Form 40-F, and any amendments thereto, and the Annual Information Form of Exeter Resource Corporation (the “Company”) dated March 31, 2009, and to the inclusion by reference to the technical reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in written disclosure contained in the Company’s annual report on Form 40-F, and any amendments thereto, and Annual Information Form, or any other documents incorporated by reference therein.

I also hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s annual report on Form 40-F filed on March 31, 2009, and any amendments thereto.

By:	/s/ Jerry Perkins
Jerry Perkins

EXHIBIT 99.11

CONSENT OF EXPERT

March 31, 2009

Exeter Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Exeter Resource Corporation

I, Justin Tolman, do hereby consent to the use of my name in the annual report on Form 40-F, and any amendments thereto, and the Annual Information Form of Exeter Resource Corporation (the “Company”) dated March 31, 2009, and to the inclusion by reference to the technical reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in written disclosure contained in the Company’s annual report on Form 40-F, and any amendments thereto, and Annual Information Form, or any other documents incorporated by reference therein.

I also hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s annual report on Form 40-F filed on March 31, 2009, and any amendments thereto.

By:	/s/ Justin Tolman
Justin Tolman

EXHIBIT 99.12

CONSENT OF EXPERT

March 31, 2009

Exeter Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Exeter Resource Corporation

I, Glen Van Kerkvoort, do hereby consent to the use of my name in the annual report on Form 40-F, and any amendments thereto, and the Annual Information Form of Exeter Resource Corporation (the “Company”) dated March 31, 2009, and to the inclusion by reference to the technical reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in written disclosure contained in the Company’s annual report on Form 40-F, and any amendments thereto, and Annual Information Form, or any other documents incorporated by reference therein.

I also hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s annual report on Form 40-F filed on March 31, 2009, and any amendments thereto.

By:	/s/ Glen Van Kerkvoort
Glen Van Kerkvoort

EXHIBIT 99.13

CONSENT OF EXPERT

March 31, 2009

Exeter Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Exeter Resource Corporation

I, Matthew Williams, do hereby consent to the use of my name in the annual report on Form 40-F, and any amendments thereto, and the Annual Information Form of Exeter Resource Corporation (the “Company”) dated March 31, 2009, and to the inclusion by reference to the technical reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in written disclosure contained in the Company’s annual report on Form 40-F, and any amendments thereto, and Annual Information Form, or any other documents incorporated by reference therein.

I also hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s annual report on Form 40-F filed on March 31, 2009, and any amendments thereto.

By:	/s/ Matthew Williams
Matthew Williams

EXHIBIT 99.14

CONSENT OF ENGINEER

March 31, 2009

Exeter Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Exeter Resource Corporation

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Exeter Resource Corporation (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of the technical report “NI 43-101 Technical Report, Caspiche Property, Region III, Chile” with an effective date 27 March 2009, in the Company’s Annual Information Form for the year ended December 31, 2008 and in the 40-F.

By:	/s/ Todd Wakefield
Todd Wakefield

EXHIBIT 99.15

CONSENT OF ENGINEER

March 31, 2009

Exeter Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Exeter Resource Corporation

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Exeter Resource Corporation (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of the technical report “NI 43-101 Technical Report, Caspiche Property, Region III, Chile” with an effective date 27 March 2009, in the Company’s Annual Information Form for the year ended December 31, 2008 and in the 40-F.

By:	/s/ Rodrigo Alves Marinho
Rodrigo Alves Marinho