Form 40-F
period 2009-12-31
EXETER RESOURCE CORP
filed 2010-03-31
CIK 1306900

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

☐  Annual Information Form         ☐Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2009, 73,897,702 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐ Yes     ☐  No

EXPLANATORY NOTE

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

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our lack of revenues from operations and our continued ability to fund ongoing and planned exploration and possible future mining operations;
•	risks related to the on-going credit crisis centered in the United States and our ability to raise money in the future to fund our operations;
•	risks related to our ability to successfully establish mining operations or profitably produce precious or other metals;
•	risks related to differences between U.S. and Canadian practices for reporting mineral resources and mineral reserves;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
•

risks related to our mineral reserves and mineral resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•

changes in the market price of gold, silver, copper, and other minerals which in the past have fluctuated widely and which could affect the profitability of our future operations and financial condition;

•	risks related to currency fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

•	risks related to our primary property being located in Chile, including political, economic, and regulatory instability;
•	uncertainty in our ability to obtain and maintain certain permits necessary for our current and anticipated operations;
•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and/or restrict our operations;
•	risks related to land reclamation requirements which may be burdensome;
•

risks over the uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks related to our history of losses, which we may continue to incur in the future;
•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	the volatility of the Company’s common share price and volume;
•	tax consequences to United States shareholders;
•	risks relating to potential claims by indigenous people over our mineral properties and
•

risks related to the financial capacity of Extorre Gold Mines Limited (“Extorre”) to indemnify our business in respect of our irrevocable guarantee of the performance by Extorre’s subsidiary Estelar Resources Limited of its obligations to Cerro Vanguardia Sociedad Anonima under the agreement dated December 30, 2003 respecting the Cerro Moro project.

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

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements, which are filed as Exhibit 2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 19 of the audited consolidated financial statements of the Company.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.0466.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2009 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 19 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) for the fiscal year ended December 31, 2009 is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2009, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2009. In this annual report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2009. PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

PricewaterhouseCoopers LLP’s attestation report on the Company’s internal control over financial reporting is included in the audit report to the audited consolidated financial statements of the Company filed hereto as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Following the documentation of its internal control system and testing of those systems, management concluded that during the year ended December 31, 2009, the Company effected certain changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; (ii) reviewed and refined internal control processes; (iii) reviewed and improved general controls over information technology; and (iv) enhanced financial control over period close processes.

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

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Robert G. Reynolds, Roger Walsh and Douglas W. Scheving. The Compensation Committee meets periodically to develop, monitor and review the terms and conditions of employment and remuneration of officers and directors of the Company. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of Roger Walsh, Robert G. Reynolds and Douglas W. Scheving.

•

Mr. Walsh, Chairman of the Audit Committee qualified as a Chartered Accountant, with over 20 years experience, has a clear understanding of the accounting principles used by the Company to prepare its financial statements; has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and has an understanding of internal controls and procedures for financial reporting.

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

The full text of the Audit Committee Charter is attached as Appendix 1 to the Company’s Annual Information Form for the year ended December 31, 2007, which was filed as Exhibit 1 to the Company’s annual report on Form 40-F for the year ended December 31, 2007, filed with the United States Securities and Exchange Commission on March 31, 2008. The Audit Committee has reviewed and reassessed the adequacy of the Company’s Audit Committee Charter and the Audit Committee Charter is hereby incorporated by reference into this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Roger Walsh qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803 of the NYSE Amex Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP and its affiliates, Chartered Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees (1)	Tax Fees (2)	All Other Fees (3)
2009	Cdn.$149,535	Nil	Cdn.$114,140
2008	Cdn.$139,220	Nil	Cdn.$42,400

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2009 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

During the fiscal year ended December 31, 2009, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2009 information with respect to the Company’s known contractual obligations.

	Payments Due by Period (Figures are in Canadian Dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 years	More than 5 years
Long Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$204,661	$161,361	$43,330	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Property Access Agreements	$137,557	$84,699	$52,858	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	$342,218	$246,060	$96,158	Nil	Nil

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Approval for Issuance of Shares: Section 713 of the NYSE Amex Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX (“TSX”) and does not constitute a default under the TSX rules or any applicable laws in Canada. In past transactions the Company has followed the rules of the TSX and applicable laws in Canada and in future transactions, the Company seek similar exemptions from the requirements of Section 713 of the NYSE Amex Company Guide.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F:

Exhibit	Description
Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2009
99.2

Audited Consolidated Financial Statements for the years ended December 31, 2009 and 2008, including the Auditor’s Report thereon and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009

99.3	Management Discussion and Analysis for the year ended December 31, 2009
Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Todd Wakefield
99.10	Consent of Rodrigo Alves Marinho
99.11	Consent of Justin Tolman

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXETER RESOURCE CORPORATION

By:__/s/ Bryce G. Roxburgh

Name:	Bryce G. Roxburgh
Title:	Chief Executive Officer

Date: March 31, 2010