Form 40-F
period 2010-12-31
EXETER RESOURCE CORP
filed 2011-03-29
CIK 1306900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number: 001-33136

EXETER RESOURCE CORPORATION

 (Exact Name of Registrant as Specified in its Charter)

British Columbia	1400	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

999 West Hastings Street, Suite 1660
Vancouver, British Columbia, Canada V6C 2W2
(604) 688-9592
(Address and Telephone Number of Registrant’s Principal Executive Offices)
DL Services, Inc. 701 Fifth Avenue, Suite 6100 Seattle, Washington 98104 (206) 903-8800	Copies to: Kenneth G. Sam Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 629-3445
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form                           ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2010, 86,307,503 common shares of the Registrant were issued and outstanding.

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

Exeter Resource Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

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
•
uncertainty as to actual capital costs, operating costs, production and economic returns, the availability of power, water and other infrastructure in sufficient supply, the risk that metallurgical testwork and pilot plant operations may not be reproducible in large scale operations, and uncertainty that our development activities will result in profitable mining operations;

•
risks related to our mineral reserves and mineral resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	changes in the market price of gold, copper, and other minerals which in the past have fluctuated widely and which could affect the profitability of our future operations and financial condition;
•	risks related to currency fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;
•	risks related to our primary property being located in Chile, including political, economic, and regulatory instability;

•	uncertainty in our ability to obtain and maintain certain permits necessary for our current and anticipated operations;
•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
•	risks related to land reclamation requirements for our properties which may be burdensome;
•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;
•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks related to our history of losses, which we may continue to incur in the future;
•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	the volatility of the Company’s common share price and volume;
•	tax consequences to U.S. shareholders; and
•	risks associated with our ability to meet commercial production timelines required under the agreement in order to maintain title to our Caspiche property;

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards.  They are not comparable to financial statements of United States companies.  For a reconciliation of differences between Canadian GAAP and United States GAAP in accordance with Item 17 of Form 20-F, see Note 20 – Differences between Canadian and US Generally Accepted Accounting Principles, of the notes to the audited consolidated financial statements.  Effective January 1, 2011, the Company will begin preparing its financial statements in accordance with International Financial Reporting Standards.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2010 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$0.9946 on December 31, 2010 and U.S. $1.00 = Cdn.$0.9778 on March 25, 2011.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2010 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated herein by reference. For a reconciliation of material measurement differences between Canadian and United States GAAP in accordance with Item 17 of Form 20-F, see Note 20 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis for the fiscal year ended December 31, 2010 is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2010, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2010.  In this annual report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2010.  PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

PricewaterhouseCoopers LLP’s attestation report on the Company’s internal control over financial reporting is included in the audit report to the audited consolidated financial statements of the Company which are filed hereto as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance policies and has a separately designated standing Nominating and Corporate Governance Committee, Compensation Committee and Audit Committee. The Board of Directors has determined that all the members of the foregoing committees are “independent” based on the criteria for independence and unrelatedness prescribed by Section 803A of the NYSE Amex Company Guide.

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended to the Board of Directors for determination by the Compensation Committee.  The Company’s Compensation Committee is comprised of, Robert G. Reynolds, John Simmons and Douglas W. Scheving.  The Compensation Committee meets periodically to develop, monitor and review the terms and conditions of compensation for officers and directors of the Company, and to determine senior management development, retention and succession planning. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote on his compensation. The Company has adopted a formal written Compensation Committee Charter addressing the officer and director compensation process.

Nominating and Corporate Governance Committee

Nominees for the Board of Directors are identified and recommended to our Board of Directors by our Nominating and Corporate Governance Committee. The Company’s Nominating and Corporate Governance Committee is comprised of Rob Reynolds, Julian Bavin and Douglas Scheving. The Nominating and Corporate Governance Committee is charged with the responsibility of, among other things, establishing the criteria for the selection of new directors, identifying qualified individuals to be presented to the Board of Directors and/or the Company’s shareholders, monitoring the orientation and continued education of the Company’s directors, reviewing the Board of Directors’ committee structure and making recommendations for committee member service. The Company has adopted a formal written Nominating and Corporate Governance Committee Charter addressing the nomination process and such related matters as may be required under federal securities laws.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act.  As of the date of this annual report on Form 40-F, the Company’s Audit Committee is comprised of Robert G. Reynolds John Simmons and Douglas W. Scheving.

In the opinion of the Company’s Board of Directors, all the members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE Amex Company Guide).  The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE Amex Company Guide.  All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

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

Audit Committee Financial Expert

The Company’s Board of Directors has determined that John Simmons qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE Amex Company Guide).

CODE OF ETHICS

The Company is committed to the highest standards of legal and ethical business conduct. The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the CEO and CFO.  This Code summarizes the legal, ethical and regulatory standards that the Company must follow and serves as a reminder to the directors, officers and employees, of the seriousness of that commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company.  The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.

A copy of the Code in full text is available on the Company’s website at www.exeterresource.com and in print to any shareholder who requests it.  All required substantive amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website at www.exeterresource.com within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

During the fiscal year ended December 31, 2010, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The required tabular disclosure is included under the heading “Audit Committee – Audit Fees, Audit-Related Tax and All Other Fees” in the Company’s Annual Information Form for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this annual report on Form 40-F.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2010 were pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2010 information with respect to the Company’s known contractual obligations.

	Payments Due by Period (Figures are in Canadian Dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 years	More than 5 years
Operating Lease Obligations	$546,868	$168,623	$175,560	$174,148	$28,537
Property Access Agreements	$240,546	$122,720	$117,827	Nil	Nil
Total	$787,414	$291,343	$293,387	$174,148	$28,537

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is set forth on the Company’s website at www.exeterresource.com.

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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
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

Consent to Service of Process

The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the File number of the company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXETER RESOURCE CORPORATION

By:	/s/ Bryce G. Roxburgh
Name: Bryce G. Roxburgh
Title: Chief Executive Officer

Date: March 29, 2011

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2010

99.2
Audited consolidated financial statements for the years ended December 31, 2010 and 2009, including the report of the auditors thereon and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010

99.3	Management Discussion and Analysis for the year ended December 31, 2010

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Justin Tolman

99.10	Consent of Jerry Perkins

99.11	Consent of Rodrigo Alves Marinho

99.12	Consent of AMEC International (Chile) S.A.*

*To be filed by amendment