Form 40-F/A
period 2010-12-30
EXETER RESOURCE CORP
filed 2011-04-01
CIK 1306900

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

The Company is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on March 29, 2011, to file the consent of AMEC International (Chile) S.A., which was previously unavailable.  No other amendments are being made to the annual report on Form 40-F as originally filed.

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

2

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXETER RESOURCE CORPORATION

By:	/s/ Bryce G. Foxburgh
Name:	Bryce G. Foxburgh
Title:	Chief Executive Officer

Date: April 1, 2011

3

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description
Annual Information
99.1*	Annual Information Form of the Company for the year ended December 31, 2010
99.2*
Audited consolidated financial statements for the years ended December 31, 2010 and 2009, including the report of the auditors thereon and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010

99.3*	Management Discussion and Analysis for the year ended December 31, 2010
Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8*	Consent of PricewaterhouseCoopers LLP
99.9*	Consent of Justin Tolman
99.10*	Consent of Jerry Perkins
99.11*	Consent of Rodrigo Alves Marinho
99.12	Consent of AMEC International (Chile) S.A.

*	Previously filed with the Company’s annual report on Form 40-F as filed with the Securities and Exchange Commission on March 29, 2011.