Form 40-F
period 2011-12-31
EXETER RESOURCE CORP
filed 2012-03-30
CIK 1306900

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-33136

EXETER RESOURCE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

British Columbia	1400	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

999 West Hastings Street, Suite 1660
Vancouver, British Columbia, Canada V6C 2W2
(604) 688-9592
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc. Columbia Center, 701 Fifth Avenue, Suite 6100 Seattle Washington 98104 (206) 903-5448	Copies to: Kenneth G. Sam Jason K. Brenkert Dorsey & Whitney LLP
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 629-3445

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

 For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form                      ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2011, 87,325,753 common shares of the Registrant were issued and outstanding.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s lack of revenues from operations and its continued ability to fund ongoing and planned exploration and possible future mining operations;
•	risks related to the Company’s history of losses, which may continue to occur in the future;
•	risks related to the on-going credit crisis centred in the United States and Europe and the Company’s ability to raise money in the future to fund its operations;
•	risks related to the availability of power, water, equipment, supplies and other infrastructure in sufficient supply, the risk that metallurgical testwork and pilot plant operations may not be reproducible in large scale operations and risks associated with our ability to successfully establish mining operations or profitably produce precious or other metals;
•	risks related to differences between U.S. and Canadian practices for reporting mineral resources;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that any possible future development activities will result in profitable mining operations;
•	risks related to the highly speculative nature of resource exploration;

•	risks related to mineral resource and reserve figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;
•	changes in the market price of gold, silver, copper, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;
•	risks related to currency fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;
•	risks related to the Company’s primary property being located in Chile, including political, economic, and regulatory instability;
•	uncertainty in the Company’s ability to obtain and maintain certain permits necessary for current and anticipated operations;
•	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;
•	risks related to land reclamation requirements which may be burdensome;
•	risks over the uncertainty in the Company’s ability to attract and maintain qualified management to meet the needs of anticipated growth and risks relating to its ability to manage growth effectively;
•	risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title and risks associated with our ability to meet commercial production timelines required under the agreement to maintain title to the Company’s Caspiche property;
•	risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	the volatility of the Company’s common share price and volume;
•	risks related to the Company being a foreign private issuer under U.S securities laws;
•	tax consequences to United States shareholders; and
•	risks relating to potential claims by indigenous people over the Company’s mineral properties.

The above list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) and its financial statements are subject to IFRS auditing and auditor independence standards. Accordingly, the Company’s financial statements may not comparable to financial statements of United States companies. Details on the adoption of IFRS are described in Note 3 to the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form for the fiscal year ended December 31, 2011 filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2011 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and permits and government approvals must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.017 on December 30, 2011 and U.S. $1.00 = Cdn.$0.999 on March 29, 2012.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated herein by reference. Details on the adoption of IFRS are described in Note 3 to the audited consolidated financial statements of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis for the fiscal year ended December 31, 2011 is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2011. In this annual report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2011. PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

PricewaterhouseCoopers LLP’s attestation report on the Company’s internal control over financial reporting is included in the audit report to the audited consolidated financial statements of the Company which are filed hereto as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Douglas Scheving, Robert G. Reynolds and John Simmons. The Compensation Committee meets periodically to develop, monitor and review the terms and conditions of compensation for officers and directors of the Company, and to determine senior management development, retention and succession planning. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote on his compensation. The Company has adopted a formal written Compensation Committee Charter addressing the officer and director compensation process.

Nominating and Corporate Governance Committee

Nominees for the Board of Directors are identified and recommended to our Board of Directors by our Nominating and Corporate Governance Committee. The Company’s Nominating and Corporate Governance Committee is comprised of Robert G. Reynolds, Julian Bavin and Douglas Scheving. The Nominating and Corporate Governance Committee is charged with the responsibility of, among other things, establishing the criteria for the selection of new directors, identifying qualified individuals to be presented to the Board of Directors and/or the Company’s shareholders, monitoring the orientation and continued education of the Company’s directors, reviewing the Board of Directors’ committee structure and making recommendations for committee member service. The Company has adopted a formal written Nominating and Corporate Governance Committee Charter addressing the nomination process and such related matters as may be required under federal securities laws.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this annual report on Form 40-F, the Company’s Audit Committee is comprised of John Simmons, Robert G. Reynolds and Douglas W. Scheving.

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

During the fiscal year ended December 31, 2011, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The required tabular disclosure is included under the heading “Audit Committee – Audit Fees, Audit-Related Tax and All Other Fees” in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this annual report on Form 40-F.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2011 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet arrangements.

TABULAR DISCLOUSRE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Company’s known contractual obligations.

	Payments Due by Period ($000s) (Figures are in Canadian Dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 years	More than 5 years
Office and Equipment Leases	$378	$88	$174	$116	$-

Property Access Agreements	$109	$91	$18	$-	$-

Advance Royalty Payments	$7,373	$254	$509	$509	$6,101

Total	$7,860	$433	$701	$625	$6,101

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

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www. exeterresource.com. Information contained on the Company’s website is not part of this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States, and that is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Mine Safety and Health Act of 1977 (the “Mine Act”), are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2011, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

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

Consent to Service of Process

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X/A with the SEC on March 29, 2011, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXETER RESOURCE CORPORATION

By:	/s/ Bryce G. Roxburgh
Name: Bryce G. Roxburgh
Title: Chief Executive Officer

Date: March 30, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2011

99.2	Audited consolidated financial statements for the years ended December 31, 2011 and 2010, including the report of the auditors thereon and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011

99.3	Management Discussion and Analysis for the year ended December 31, 2011

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Justin Tolman

99.10	Consent of Jerry Perkins

99.11	Consent of Graham Holmes

99.12	Consent of Alex Duggan

99.13	Consent of Carlos Guzman

99.14	Consent of David Coupland

99.15	Consent of John Wells

99.16	Consent of Louis Nguyen

