Form 40-F/A
period 2011-12-31
EXETER RESOURCE CORP
filed 2012-04-02
CIK 1306900

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

The Company is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on March 30, 2012, to include in Exhibit 99.2 the report of the independent auditor on the audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, which was inadvertently omitted from the original filing. No other amendments are being made to the annual report on Form 40-F as originally filed.

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

Consent to Service of Process

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X/A with the SEC on March 29, 2011, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F/A arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXETER RESOURCE CORPORATION

By:	/s/ Bryce G. Roxburgh
Name:	Bryce G. Roxburgh
Title:	Chief Executive Officer

Date: April 2, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F/A:

Exhibit	Description

Annual Information

99.1*	Annual Information Form of the Company for the year ended December 31, 2011

99.2	Audited consolidated financial statements for the years ended December 31, 2011 and 2010, including the report of the auditors thereon and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011

99.3*	Management Discussion and Analysis for the year ended December 31, 2011

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of PricewaterhouseCoopers LLP

99.9*	Consent of Justin Tolman

99.10*	Consent of Jerry Perkins

99.11*	Consent of Graham Holmes

99.12*	Consent of Alex Duggan

99.13*	Consent of Carlos Guzman

99.14*	Consent of David Coupland

99.15*	Consent of John Wells

99.16*	Consent of Louis Nguyen

* Previously filed with the Company’s annual report on Form 40-F as filed with the Securities and Exchange Commission on March 30, 2012.