Form 20-F
period 2013-12-31
EXETER RESOURCE CORP
filed 2014-04-18
CIK 1306900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2013
OR
 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 001-33136

EXETER RESOURCE CORPORATION

(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

999 West Hastings Street, Suite 1660
Vancouver, British Columbia, Canada V6C 2W2

(Address of principal executive offices)

Cecil Bond, CFO
999 West Hastings Street, Suite 1660
Vancouver, British Columbia, Canada V6C 2W2
Tel: (604) 688-9592
Email: exeter@exeterresource.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange

Common Shares, no par value	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2013, 88,407,753 common shares of the Registrant were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

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
Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☐  No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒ by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

INTRODUCTION

In this Annual Report on Form 20-F, except as otherwise indicated or as the context otherwise requires, the "Company", "we", “our” or "us" or “Exeter” refers to Exeter Resource Corporation and its consolidated subsidiaries, as applicable.

CURRENCY

Unless we otherwise indicate in this Annual Report on Form 20-F, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US $" are to the lawful currency of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of securities legislation in Canada and the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company operating in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations;
•	risks related to the Company’s limited mineral reserves;
•	risks related to the Company’s requirement to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche;
•	risks related to the Company’s operations containing significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations;
•
risks related to the Company not having surveyed any of its properties, including risks related to the lack of guarantee on clear title to mineral properties and the uncertainty that the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation;

•
risks related to changes in the market price of gold, copper, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;

•	risks related to land reclamation requirements which may be burdensome;
•	risks related to regulations governing issues involving climate change, which could have a material adverse effect on the Company’s business;
•	risks related to the natural resource industry being highly competitive, which could restrict the Company’s growth;

•	risks related to market forces outside the Company’s control that could negatively impact the Company’s operations;
•	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;
•	risks related to the Company's property interests being in foreign countries which are subject to risks from political and economic instability in those countries;
•	risks related to the outcome of the legal challenge to the grant of the easement over surface rights at Caspiche and the Company being able to maintain the easement;
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
•
risks related to the market for the Company’s common shares being subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares;

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

The above list is not exhaustive of the factors that may affect our forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” below in this Annual Report on Form 20-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law.  Investors are cautioned against attributing undue certainty to forward-looking statement.

The Company qualifies all the forward-looking statements contained in this Annual Report on Form 20-F by the foregoing cautionary statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

As used in this Annual Report on Form 20-F, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and governmental authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars.  For the years ended December 31, 2013, 2012 and 2011, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”).  For the year ended December 31, 2010 we prepared our consolidated financial statements in accordance with IFRS as issued by the IASB.  Statements prepared in accordance with IFRS may not be comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Glossary of Mining Terms
Ag	Symbol used for silver in the periodic table of elements.
Alteration	Any change in the mineral composition of a rock brought about by physical or chemical means.
Andesite	A dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.
As	Symbol used for arsenic in the periodic table of elements.
Assaying	Laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample. Technique usually involves firing/smelting.

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
Bulk Sample	A collection of representative mineralized material whose location, geologic character and metal assay content can be determined, and then used for metallurgical or geotechnical testing purposes.
Carbon in Leach
A recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together.  The cyanide dissolves the gold content and the gold is absorbed in the carbon.  The carbon is subsequently separated from the slurry for further gold removal.

Channel Sampling	Cutting a groove in a rock face or outcrop to obtain material for sampling.
Chip Sampling	Taking of small pieces of rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.
Clastic	Fragments of minerals and rocks that have been moved individually from their places of origin.
Cu	Symbol used for copper in the periodic table of elements.
Cut-off grade
The lowest grade of mineralized material that qualifies as resource in a deposit. (i.e. contributing material of the lowest assay that is included in a resource estimate.)

Cautionary Note to U.S. Investors:  Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Diamond Drilling	A type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.
Diorite	An intrusive igneous rock.
Dip	The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.
Disseminated	Where minerals occur as scattered particles in the rock.
Epithermal	Low temperature hydrothermal process or product.
Exploration	Work involved in searching for ore, usually by drilling or driving a drift.
Fault	A fracture or break in rock along which there has been movement.
Feasibility Study
Means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic	An adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.
Grade	The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.
Hg	Symbol used for mercury in the periodic table of elements.
Hydrothermal	The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Intrusion/Intrusive	Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.
Magnetometer	An instrument for detecting and measuring changes in the earth's magnetic field, including those in different rock formations which may indicate the presence of specific minerals.
Metallurgical Tests
Are scientific examinations of rock/material to determine the optimum extraction of metal contained.  Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Metallurgy	The study of the extractive processes which produce minerals from their host rocks.
Mineral	A naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.
Mineral Resource
Is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Cautionary Note to U.S. Investors:  Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Mineralization	A natural concentration in rocks or soil of one or more metalliferous minerals.
Net Smelter Return Royalty / NSR Royalty
A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit	A mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.
Outcrop	The part of a rock formation that appears at the surface of the ground.
Oxide	A compound of oxygen with another element.
Phyllic Alteration	A hydrothermal alteration common in porphyry base-metal systems.
Porphyry	Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.
Pre-feasibility Study
A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors.

Quartz	Crystalline silica; often forming veins in fractures and faults within older rocks.
Reverse Circulation (RC) Drilling
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

Sampling	Taking a sample of rock or material in order to test and assay its mineral composition.
Sediments/ Sedimentary	Rocks formed by the deposition of sediment or pertaining to the process of sedimentation.
Shear Zone	A zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.
Silification	The in situ alteration of a rock, which involves an increase in the proportion of silica minerals.
Stockwork	A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.
Tuff	A general term for all consolidated pyroclastic rocks.
Vein	A thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.
Volcanics	Those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth's surface before solidifying.

PART I

Item 1.                 Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.                 Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                 Key Information

A.           Selected Financial Data

The selected financial data and the information in the following table of the Company as at December 31, 2013, 2012 and 2011 and for the years then ended was derived from the audited consolidated financial statements of the Company, audited by PricewaterhouseCoopers LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this Annual Report on Form 20-F.  The selected financial data and the information in the following table of the Company as at December 31, 2010 and for the year then ended was derived from the audited consolidated financial statements of the Company.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider.  This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled “Item 3. Key Information – D. Risk Factors” and ‘‘Item 5 — Operating and Financial Review and Prospects.’’

The table below sets forth selected consolidated financial data under IFRS as issued by the IASB, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles.  The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’

In this Annual Report on Form 20-F all dollars are expressed in Canadian dollars unless otherwise stated.

(in thousands, except for share data)	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Income
Interest Income	$643	$812	$977	$530
(Loss) Gain on sale of assets	–	(6)	14	–
Loss from continuing operations	(19,051)	(25,226)	(30,571)	(30,311)
Gain from discontinued operations	-	–	–	116,547
Net (loss) income for the year	(19,051)	(25,226)	(30,571)	86,236
Net (loss) income and comprehensive (loss) income for the year	(19,033)	(25,154)	(30,627)	86,236
Basic and diluted loss per common share from continuing operations	(0.22)	(0.29)	(0.35)	(0.39)
Basic (loss) income per common share from net (loss) income and comprehensive (loss) income for the year	(0.22)	(0.29)	(0.35)	1.12
Diluted (loss) income per common share from net (loss) income and comprehensive (loss) income for the year	(0.22)	(0.29)	(0.35)	1.08
Total Assets	40,923	56,325	72,880	91,371
Total Liabilities	895	926	1,896	1,696
Working Capital	39,897	55,235	70,765	89,441
Share Capital	246,089	246,089	242,270	238,454
Total Equity	40,028	55,399	70,984	89,675
Weighted Average Number of Common Shares Outstanding	88,407,753	88,235,975	86,915,354	76,808,345

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’, however, accounting policies require the application of management’s judgment in respect of the following relevant matters:

(i)
use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of estimates include accrued liabilities, the determination of the assumptions used in the calculation of share-based compensation expense and the valuation allowance for future income tax assets.  Actual results could differ from those estimates used in the Financial Statements.

(ii)
share-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a share-based compensation plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of the stock.  The Company utilizes historical data to estimate the expected option term for input into the valuation model.  The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Recent Changes in Accounting Policy and Disclosures

New Standards and Interpretations Not Yet Adopted

The IASB has issued the following standards which have not yet been adopted by the Company.  Each of the new standards is effective for annual periods beginning on or after January 1, 2014.  The Company is completing its assessment of the impact that the new standards will have on its consolidated financial statements.

IFRS 9 – Financial Instruments - classification and measurement

The IASB has suspended the originally planned effective date of January 1, 2015 for IFRS 9.  The IASB issued IFRS 9 as the first step in its project to replace IAS 39: Financial Instruments – recognition and measurement.  The Company will commence assessing the impact of this new standard upon the announcement of its new effective date.

Amendment to IAS 32 – Financial Instruments – presentation

These amendments are to the application guidance on IAS 31, Financial Instruments: Presentation, and clarify some of the requirements for offsetting assets and financial liabilities on the statement of financial position.

Amendment to IAS 36 – Impairment of Assets

This amendment addresses the disclosure of information regarding the recoverable amount of impaired assets as that amount is based on fair value less costs of disposal.

IFRIC 21 – Levies

This is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets.  IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event, known as an obligating event.  The interpretation clarifies that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

New and Amended Standards Adopted

As of January 1, 2013, the Company adopted the new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards.  The Company has adopted these new and amended standards without any significant effect on its Financial Statements.

IFRS 10 – Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated.  IFRS 10 sets out three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investors’ return; and the requirements on how to apply the control principle.  IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation.  IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, including subsidiaries, joint arrangements, associates, and special purpose vehicles.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  It also establishes additional disclosures regarding fair value measurements.

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 require items to be grouped within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.  This disclosure requirement has been reflected in the Company’s statement of comprehensive income.

Exchange Rates

The following tables set out the exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“Cdn$”) for (i) the average exchange rates (based on the average of the exchange rates on the last day of each month) in each of the years 2009 to 2013 and the low rate in each of those years, and (ii) the range of high and low exchange rates in each of the months October 2013 to March 2014.

The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates as published by the Bank of Canada, as expressed in the amount of one United States Dollar equal to Canadian dollars.

	2014 (to date)	2013	2012	2011	2010	2009
High for period	1.1251	1.0697	1.0418	1.0604	1.0778	1.3000
Low for period	1.0614	0.9839	0.9710	0.9449	0.9946	1.0292
End of period	1.0970	1.0636	0.9949	1.0170	0.9946	1.0466
Average for period	1.1024	1.0299	0.9996	0.9891	1.0299	1.1420

The following table sets forth, for each period indicated, the high and low exchange rates for one United States dollar expressed in Canadian dollars on the last day of each month during such period, based on the noon buying rate.

	October	November	December	January	February	March
	2013	2013	2013	2013	2014	2014
High	1.0456	1.0599	1.0697	1.1171	1.1140	1.1251
Low	1.0284	1.0415	1.0577	1.0614	1.0953	1.0966

Exchange rates are based on the Bank of Canada nominal noon exchange rates.  The nominal noon exchange rate on April 14, 2014 as reported by the Bank of Canada for the conversion of one United States dollar into Canadian dollars was US$1.00 = Cdn$1.0970.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

In addition to the other information presented in this Annual Report on Form 20-F, the following should be considered carefully in evaluating us and our business.  This Annual Report on Form 20-F contains forward-looking statements that involve risk and uncertainties.  Our actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report on Form 20-F.

Properties in which the Company has or is acquiring an interest in, are all currently at the exploration or development stage.  The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties.  The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.  These risks include but are not limited to the following:

Operations and Mineral Exploration Risks

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

The Company has limited mineral reserves.

The Company is at the exploration or development stage on all of its properties and is engaged in ongoing engineering work in order to determine if any economic deposits exist on its properties.  The Company may expend substantial funds in exploring certain of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economically viable quantities of minerals are found.  Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into commercial production.  Finding commercially viable mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade, amenability to metallurgical processing, and proximity to infrastructure, availability of power and water, as well as metal prices.  The Company continues to pursue opportunities which include exploration for new water sources as well as the possibility of acquiring existing water rights from third parties, to secure water for the Caspiche project.  The Company is a development stage company with no history of pre-tax profit and no income from its operations.  There can be no assurance that the Company’s operations will be profitable in the future.  There is no certainty that the ongoing studies being conducted by the Company will result in a commercially viable mining operation.  No assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that the identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited.  There can be no assurance that minerals recovered in small scale tests or the results of pilot plant operations and metallurgical testwork will be duplicated in large scale tests under on-site conditions or in production.  If the Company is unsuccessful in its development efforts, the Company may be forced to acquire additional projects or cease operations.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest.

If the Company is unable to fulfill the requirements of these agreements, including the requirement to commence commercial production within a fixed period, its interest in its Caspiche project could be lost.

The Company’s operations contain significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations.

The Company’s development of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes.  It is not always possible to insure against such risks.  The Company currently maintains general liability and director and officer insurance but no insurance against its properties or operations.  The Company may decide to take out such insurance in the future if such insurance is available at economically viable rates.

The Company has not surveyed any of its properties, has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation.

The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt.  If title is disputed, the Company will have to defend its ownership through the courts.  In the event of an adverse judgment, the Company would lose its property rights.  Some of the Company’s exploration concessions associated with its Caspiche project overlap exploration concessions held by other parties and entitlement to such concessions has not yet been determined and is not assured.  Some of the land over which the Company holds exploration concessions may be subject to claims of indigenous populations which have not been resolved.  In 2013 the Company was granted an easement (the “Easement”) over surface rights required for the development of Caspiche by the Chilean Government.  The Easement specifically excludes certain land areas owned by local indigenous communities and the Company is required to make annual payments of approximately US$600,000 to the Chilean government to maintain the Easement.  The Company can terminate the payments for the Easement, without penalty if the Caspiche project does not advance.  In addition the Company may be required to apply for additional surface rights for the potential development of Caspiche and there is no guarantee that the Company will be able to secure such surface rights.  Subsequent to December 31, 2013, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton Chile”) was served with a court claim challenging the Chilean Government’s grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Compañía Minera Cerro del Medio (“Cerro del Medio”).  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  Should the Company be unable to make the annual payments or if the court challenge to granting of the Easement is successful the Company would lose the rights under the Easement and be required to make a new application for surface rights required for development.

A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business.

The Company is dependent on various supplies and equipment to carry out its mineral exploration and, if warranted, development operations.  The shortage of such supplies, equipment and parts could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit or increase the cost of potential future production.

Changes in the market price of gold, copper, silver and other metals, which in the past has fluctuated widely, would affect the future profitability of the Company’s planned operations and financial condition.

The Company’s long-term viability and future profitability depend, in large part, upon the market price of gold, copper, silver and other metals and minerals from potential future production from its mineral properties.  The market price of gold, copper, silver and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

●	expectations with respect to the rate of inflation;
●	the relative strength of the U.S. dollar and certain other currencies;
●	interest rates;
●	global or regional political or economic conditions;
●	supply and demand for jewelry and industrial products containing metals;
●	sales by central banks and other holders, speculators and producers of gold, silver, copper and other metals in response to any of the above factors; and
●	any executive order curtailing the production or sale of gold, silver or copper.

The Company cannot predict the effect of these factors on metal prices.  A decrease in the market price of gold, silver, copper and other metals could affect the commercial viability of the Company’s properties and its anticipated development of such properties in the future.  Lower gold and other commodity prices could also adversely affect the Company’s ability to finance exploration and development of its properties.

Land reclamation requirements for the Company’s properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

●	control dispersion of potentially deleterious effluents;
●	treat ground and surface water to drinking water standards; and
●	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with its potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs.  If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company’s business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change.  Legislation and increased regulation regarding climate change could impose significant costs on the Company, and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.  Any adopted future climate change regulations could also negatively impact the Company’s ability to compete with companies situated in areas not subject to such limitations.  Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, the Company cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete.  Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by the Company or other companies in its industry could harm its reputation.  The potential physical impacts of climate change on the Company’s operations are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates.  These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.  These impacts may adversely impact the cost, potential production and financial performance of the Company’s operations.

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

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of Company operations.

The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry.  The Company’s development activities in Chile are subject to various federal and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

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

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present.  The Company is required to comply with the provisions of ILO 169 which sets out requirements for consultation with indigenous communities.  Compliance with ILO 169 requirements could result in delays and significant additional expense in obtaining the necessary approvals or agreement with indigenous communities to advance the Caspiche project.  In Chile, exploration activities require an environmental impact declaration, while mining activities require a significantly more detailed environmental impact evaluation under the “SEIA” system.  These documents are presented to the government entity (Conama or Corena) who then consult with other government departments and arrange public comment before approving or imposing limits on proposed activities.  As the Company is at the exploration stage, the disturbance of the environment is limited however if exploration activities result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.  The requirements of Government that can be imposed on planned operations as a result of the SEIA evaluation can require additional facilities, restrictions on operations, additional capital and operating expenditure and additional regulatory requirements that cannot be reasonably forecast by the Company prior to assessment.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

The Company's property interests in foreign countries are subject to risks from political and economic instability in those countries.

Exploration in foreign jurisdictions exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labour instability or militancy, mineral title irregularities and high rates of inflation.  In addition, changes in mining or investment policies or shifts in political attitude in foreign countries in which we operate may adversely affect our business.  We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  The effect of these factors cannot be accurately predicted.  Political risks may adversely affect the Company’s existing assets and operations.  The Company does not maintain and does not intend to purchase political risk insurance at this time.  Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Financing Risks

The Company has a history of losses and expects losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders.

The Company has limited financial resources and has no operating cash flow.  As of December 31, 2013, the end of the last financial year, the Company had incurred accumulated losses totalling approximately $250 million.  Continued development efforts will require additional capital to maintain and advance the studies on the Company’s Caspiche project.  Additionally, development of the Company’s Caspiche project would require significant additional capital which the Company may be unable to access.  The Company has been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing however should it determine to proceed with development of its properties it may be required to obtain loans or other sources of finance for such development.  However, the Company may not be able to obtain additional equity or other financing on reasonable terms, or at all.  If the Company is unable to obtain sufficient financing in the future, it might have to dramatically slow development efforts and/or lose control of its Caspiche project.  If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders.  These financings may be on terms less favourable to the Company than those obtained previously.

The Company may be subject to risks relating to the global economy.

Global financial conditions have been subject to volatility and access to public financing has been negatively impacted.  These conditions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.  These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company.  If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

The Company has a lack of cash flow sufficient to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future.

The Company’s properties have not advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the Company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current shareholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would have a negative effect on the value of its securities.

The Company operates in foreign countries and is subject to currency fluctuations which could have a negative effect on the Company’s operating results.

The Company’s operations at December 31, 2013 were located in Chile and Mexico which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. Dollars, Australian Dollars, and Chilean Pesos.  Such fluctuations may adversely affect the Company’s financial position and results.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Common Shares of the Company

The market for the Company’s common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares.

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company, or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as economic recessions and changes to legislation in the countries in which it operates.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral.  In the last five financial years, the price of the Company’s common shares has fluctuated between $0.53 and $9.32.  The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be subject to volatility resulting from purely market forces over which the Company will have no control such as that experienced recently resulting from the economic downturn due to the on-going credit crisis centred in the United States and Europe.  Further, despite the existence of a market for trading the Company’s common shares in Canada, the U.S. and Germany, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

The Company is dependent upon key management, the absence of which would have a negative effect on the Company’s operations.

The Company depends on the business and technical expertise of its management and key personnel, including Wendell Zerb, President and Chief Executive Officer, Bryce Roxburgh, Co-Chairman, Yale Simpson, Co-Chairman and Cecil Bond, Chief Financial Officer.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required.  The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.  The Company has entered into services agreements with Wendell Zerb, Bryce Roxburgh, Yale Simpson and Cecil Bond and some of its other officers.  The Company maintains no “key man” life insurance on any members of its management or directors.

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

The Company does not intend to pay dividends.

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.  As a result, an investor’s return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

Increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years.  The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX in the future.  These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly.  There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”).  Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment.  Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the common shares.  These rules and regulations have made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future.  As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.  If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

Differences in United States and Canadian reporting of reserves and resources.

The disclosure in this Annual Report on Form 20-F, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada.  The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Inestors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Further, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.

It may be difficult to bring and enforce suits against the Company in the United States.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act.  A majority of the Company’s directors and officers are residents of Canada and other countries and all of the Company’s assets and its subsidiaries are located outside of the U.S.  Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the United States Securities Act of 1933, as amended.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act.  Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders.  The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions.  The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Item 4.                 Information on the Company

A.           History and Development of the Company

General

The Company was incorporated under the name of Square Gold Explorations Inc. on February 10, 1984 under the Company Act of the Province of British Columbia (subsequently replaced by the Business Corporations Act (British Columbia)) with an authorized capital of 20,000,000 common shares without par value.  On July 13, 1987, the Company changed its name to Glacier Resources Inc. and on August 19, 1988 changed its name to Golden Glacier Resources Inc.

On June 10, 2002 shareholders approved (i) a share consolidation on the basis of ten (10) old shares for one (1) new share (the "Consolidation"), (ii) an increase in the authorized share capital post-consolidation from 2,000,000 to 100,000,000 common shares, and (iii) a name change to Exeter Resource Corporation.  The Consolidation and name change were made effective October 11, 2002.

On March 11, 2010, shareholders of the Company approved a plan of arrangement to create two independent companies independently focused on mineral exploration and development in Argentina and Chile, respectively (the “Plan of

Arrangement”) , and (ii) a change in the authorized share capital from 100,000,000 to an unlimited number of common shares.  Under the Plan of Arrangement, which was approved by a final order of the British Columbia Supreme Court on March 12, 2010, Exeter retained all assets relating to the Caspiche gold-copper discovery, together with approximately $45.0 million in working capital, and focused on the advancement of Caspiche.  On March 22, 2010 Exeter transferred to Extorre Gold Mines Limited (“Extorre”), its Cerro Moro and other exploration properties in Argentina and approximately $25.0 million in working capital.

The head office of the Company is located at Suite 1660, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.  The address for service and the registered and records office of the Company is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Three Year History

The Company is engaged in the business of acquisition, exploration and development of mineral properties located in the Maricunga Region, Chile; its business development over the last three years is described in the following paragraphs.  Unless otherwise noted, Jerry Perkins, Vice President Development and Operations of the Company, a qualified person (“QP”) under NI 43-101, is responsible for the preparation of scientific or technical information in this Annual Report on Form 20-F.

2011

During 2011 the Company continued work on two pre-feasibility studies which were commissioned in 2010 to have Aker Solutions (now Jacobs Engineering) of Santiago, Chile, an internationally recognized engineering group, to carry out the studies for its Caspiche gold-copper project.  The first study considered a stand-alone “oxide gold” project to mine the upper part of the deposit.  The second study, which ran concurrently with the oxide study, considered mining both the oxide and sulphide deposits.

In February, the Company announced that it had exercised the option to acquire 100% of the Caspiche properties from Anglo American. The Company also acquired an exclusive 2.5 year option over 300 litres per second (“l/s”) of granted surface consumptive water rights within the northern Maricunga basin and worked during the year with specialised consultants to establish a water balance in the vicinity of the rights.  The water option was relinquished in 2013.

In June, results from the study on the stand alone “oxide gold” project were released.  The pre-feasibility study for the potential mining of this outcropping +100 metre thick oxide “blanket” provided encouraging first pass economics.

The second pre-feasibility study, which considered both the oxide and sulphide portions of the deposit was extended through to January 2012 to allow for incorporation of an updated resource estimate and to incorporate additional engineering, completed to a pre-feasibility level, of an in-pit crushing and conveying (“IPCC”) system within the proposed mine plan to assist with waste material movement.

To support the calculations of an updated resource estimate on the Caspiche porphyry, drilling from the 2010/2011 drill season was incorporated with the existing information and models and a mineral resource update was completed by AMEC International in August 2011 and validated by Cube Consulting Pty Ltd. (“Cube”) in November 2011.  The inclusion of IPCC within the pre-feasibility study was considered important as it had the potential to reduce waste haulage and mine operating costs.

The new mineral resource contained 1,360 M (million) tonnes in the Measured & Indicated Resource categories containing 22 M ounces of gold, 6.1 B (billion) pounds of copper and 49 M ounces of silver.  A further 286 M tonnes was in the Inferred category containing 2.85 M ounces of gold, 1.3 B pounds of copper and 8.18 M ounces of silver.  The mineral resource is inclusive of the project’s subsequently defined mineral reserves.  This updated resource provided the basis, along with appropriate modifying factors, for the classification of Mineral Reserves by the engineers during the pre-feasibility study.

Additional drilling was also undertaken in 2011 to test regional exploration targets and to provide material for ongoing metallurgical testwork, process and flowsheet design and optimisation at Caspiche.

2012

In January 2012, the Company announced results of the second pre-feasibility study which studied the potential for continued development of the oxide and sulphide portions of the Caspiche deposit following 14 months of detailed metallurgy, engineering and infrastructure studies.

The key highlights of this study were a pre-tax NPV(5), calculated from the time of potential commencement of the project, of US$2.8 billion and average operating costs of US$606 per ounce gold equivalent1.  The gold production cost dropped to US$18 per ounce when copper and silver by-product credits were considered.  The project considered a 19 year mine life and average annual production of 696,000 ounces of gold and 244 M pounds of copper per year.

The total Proven and Probable ore reserves, generated from the updated resource estimate for the Super Pit are 1,091 M tonnes containing 19.3 M ounces of gold, 4.62 B pounds of copper, and 41.5 M ounces of silver. See “Item 4. Information on the Company – Property, Plants and Equipment – Table 4.6” of this Annual Report on Form 20-F.

The pre-feasibility study considered a conventional concentrator process route for the sulphide ore and included a roaster to reduce arsenic levels in the final copper concentrate to commercially acceptable levels and a flotation by-product leach process to maximise gold recovery from the sulphide ore.  In parallel with the concentrator, a valley fill heapleach would be operated to recover gold from oxidized near surface heap leachable material which would be extracted as part of the overall mine development and operation.

Work to advance the Caspiche project during 2012 included the following:

•	Ongoing metallurgical programs designed to improve metal recoveries
•	Geotechnical studies to support the infrastructure placement
•	Hydrology and hydrogeological studies both at Caspiche and other locations with potential to act as viable water sources for the operations
•	Environmental base line programs to support an eventual Environmental Impact Assessment
•	Evaluation of alternative early power supply by an agreement to branch off the line which feeds the current Maricunga mine
•	Drilling operations at an area denominated Cuenca One, one of the Company’s water exploration concession areas to determine the availability of water
•	Development of detailed topography to 0.5 m contours for the immediate project area and infrastructure required by the project
•	Application for an easement over the surface area that could potentially be affected by the development of the Caspiche project

These programs were designed to allow development of a comprehensive feasibility study for the oxide stand-alone portion of the project and an updated pre-feasibility study on the larger Caspiche project should the Company determine to proceed to feasibility or updated pre-feasibility studies.

2013

The Company announced the continuation of water drilling exploration in January 2013, at Cuenca One, one of the two water exploration concessions granted to the Company.

In February, the Company announced certain management changes, including the appointment of Wendell Zerb as President & CEO, the transition to Co-Chairman by Bryce Roxburgh, and the retirement of Douglas Scheving from the Board of Directors.

The Company entered into Option and Joint Venture Agreements with San Marco Resources Inc. (“San Marco”), on two properties in Mexico: the Angeles and the La Buena properties.

The Company had the option to earn up to 70% of the Angeles property by incurring expenditures of $10.0 million over 4 years to earn 51%, and the additional 19% by spending an additional $10.0 million over the following 3 years.  Cash

1 Gold Equivalent was calculated by simple mathematical proportion. Gold, silver and copper revenues were calculated using estimated production multiplied by relevant metal price used in the study, these values were totalled and the total revenue was divided by the gold price used in the study. This was repeated for each year of operation and then averaged over the life of project.

payments of $950,000 staged over 7 years by way of placements in San Marco at a 25% premium to San Marco’s 20 day volume weighted average share price (“VWAP”) were also required.  The Company committed to a first year expenditure of $1.0 million (completed).  Due to adverse market conditions, the Company terminated its joint venture agreement relating to the Angeles project in December.

The Company had the option to earn 60% of the La Buena property by spending $15.0 million in expenditures and by making cash payments of $650,000 staged over 5 years.  The cash payments were to be by placements in San Marco at a 25% premium to its 20 day VWAP.  The Company committed to first year expenditures of $1.4 million (completed).  Due to exploration results not meeting Company objectives, the Company terminated its joint venture agreement relating to the La Buena project in February 2014.

In March, the Company announced that it had completed its first water exploration drill hole to test a potential aquifer located within the Cuenca One tenement for which the Company has filed a new exploration permit application.  Water was encountered in drilling and preliminary air lift tests were conducted to establish the initial characteristics and significance of the water encountered.  Results released in June from a second exploration drill hole sited approximately 1,200 m northwest of the first drill hole, encountered both similar lithologies and water.  Air lift tests completed on this hole provided similar water flows as the first drill hole.  The water levels in each of the holes returned to original levels within minutes of the termination of the air lift tests, suggesting the potential for positive recharge within the aquifer.

In June, the Company announced that Eton Chile had entered into an agreement (the “Water Agreement”) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama”).  The Water Agreement covered the potential exploration for subsurface water associated with water exploration applications near Laguna Verde and others in a zone called Cuenca Two, located in northern Chile.  Each company would own a 50% interest in each water tenement that is granted and would incur 50% of the costs associated with exploration.  Atacama holds its interest in the water exploration applications pursuant to an option agreement with an affiliated company, Minera Hydro Exploraciones SPA (“Hydro”).  For the year ended December 31, 2013 the Company contributed and expensed approximately US$10,000.

Subsequent to December 31, 2013, the Water Agreement was amended (the “Amended Water Agreement”) whereby Eton Chile has the option to acquire 80% of Atacama’s interest from Hydro such that it has a 90% interest in the Amended Water Agreement and will incur 90% of the costs associated with exploration, and Atacama will incur 10%.  Pursuant to the Amended Water Agreement an initial US$1.5 million exploration program, has been approved.  To exercise the option with Hydro, the Company and Atacama will be required to pay US$15,000 per litre per second to Hydro for 50% of water rights approved by the Directorate of Water in Chile to a maximum of US$1 million, and will pay US$5,000 per month to Hydro for assisting with processing any application for water rights.  The aggregate of the monthly payments will be deductible from any amount payable to Hydro for water rights acquired.

The Company’s Easement application for surface rights at Caspiche, was granted by the Chilean Government.  The Easement which requires payments totalling approximately US$7.5 million over 10 years (US$2.1 million paid with a further nine (9) annual payments of approximately US$600,000 required to maintain the Easement), gives the Company the right to carry out work and install all of the infrastructure and surface modifications required for the potential development of a mining operation, including roads, excavations, stockpiles, buildings, pipelines, power lines, tailings storage facilities and the like for a period of 25 years.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the Easement extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  The Easement excludes specific surface rights in areas owned by the indigenous community, the Comunidad Colla Rio Jorquera y sus afluentes (CCRJ).  The Company has an access agreement with CCRJ and expects to maintain a good relationship, including open communications with the CCRJ and other indigenous communities in the Maricunga area.

Subsequent to December 31, 2013, Eton Chile, was served with a court claim challenging the Chilean Government’s grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Cerro del Medio.  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  Cerro del Medio’s claim, cites “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton Chile’s Chilean legal counsel has concluded that Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.  See “Item 8. Financial Information – Legal Proceedings”.

The Company announced it is evaluating a new approach for the potential development of the Caspiche deposit.  The new approach is to consider a smaller scale standalone open pit oxide gold operation as well as a similar initial operation which then later combines with underground mining of the central higher grade gold copper sulphide core.  Santiago based engineering consultancies, NCL Construccion y Ingenieria (“NCL”) and Alquimia Conceptos S.A. (“Alquimia”) are conducting the initial studies.  These new studies will investigate lower capital cost and scaleable mining alternatives than the large scale, capital intensive super pit scenario proposed in the January 2012 pre-feasibility study.

The study will target mining the higher grade core in the deposit using selective, top-down, open stope mining methods, rather than the bottom-up (“block cave”) underground approach previously evaluated by the Company.  The objective is to accelerate access to the higher grade core with lower upfront capital expenditures.  Anticipated advantages to a smaller scale, but higher grade operation include greatly reduced water and power requirements when compared to the previous large scale open pit scenario proposed in the January 2012 pre-feasibility study.

B.           Business Overview

General

The Company is a mineral resource exploration and development company.  The Company’s principal property is the Caspiche property in northern Chile.

The Company is in the exploration and development stage of its corporate development; it owns no producing properties and, consequently has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years.  As a consequence, operations of the Company are primarily funded by equity subscriptions.

The progress on and results of work programs on the Company’s principal property is set out in “Item 4. Information on the Company – Property, Plants and Equipment” of this Annual Report on Form 20-F.  At this time, based on the exploration results to-date, the Company cannot project significant mineral production from any of its existing properties.

Specialized Skills

The Company’s business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, and compliance.  To date, the Company has been able to locate and retain such professionals in Canada and Chile, and believes it will be able to continue to do so.

Competitive Conditions

The Company operates in a very competitive industry, and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

Late in 2008 the credit crisis in the United States sent many economies, including the Canadian economy, into a recession.  Since then, some of the markets have recovered, however the economies of certain States within the European Economic Union have declined and the commodity market has remained volatile.  The gold market, late in 2010, made significant gains in terms of US Dollars but remained volatile throughout 2011 and suffered declines through the latter part of 2012 and through 2013.  In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Chile.  In particular, exploration on the Company’s Caspiche property and water exploration tenements at higher altitude is challenging and potentially not possible in winter.

Government Regulations

The Company’s operations are subject to certain governmental laws and regulations.  The Company’s properties are affected in varying degrees by government regulations relating, among other things, to the acquisition of land, pollution control and environmental protection, land reclamation, safety and production.  Changes in any of these regulations or in the application of the existing regulation are beyond the control of the Company and may adversely affect its operations.  Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its activities.  The effect of these regulations cannot be accurately predicted.  See “Item 3. Key Information - Risk Factors.”

Mineral Application Process in Chile

There are two types of mining concessions in Chile: exploration concessions and exploitation concessions.  The principal characteristics of each are the following:

Exploration Concessions

The titleholder of an exploration concession has the right to carry out all types of mineral exploration activities within the area of the concession.  Exploration concessions can overlap or be granted over the same area of land; however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area.

For each exploration concession the titleholder must pay an annual fee per ha to the Chilean Treasury and exploration concessions have a duration of two years.  At the end of this period, they may (i) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

A titleholder with the earliest dated exploration concession has a preferential right to be granted an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration or exploitation concession request.  The titleholder must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession to remain valid.

Exploitation Concessions

The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted.  Exploitation concessions cannot overlap or be granted over the same area of land.  Exploitation concessions may only be overlapped by exploration concessions; however, the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

Exploitation concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to the number of ha.

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the date of the request of the exploration concession.  A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

In accordance with Chilean law, from the date that an application for an exploitation concession is made to the court, the applicant has the right to transfer or grant an option to purchase the exploitation concession in the process of being constituted and the court has no discretion to refuse the final grant of the concession.

Environmental Protection Requirements

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which could result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards and enforcement with fines and penalties for non-compliance more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees.  The cost of compliance with changes in governmental regulations has the potential to negatively affect future operations.

Foreign Operations

Mineral exploration and mining activities in Chile or other jurisdictions in which the Company may acquire properties, could be affected in varying degrees by political instability and government regulations relating to the mining industry.

Any changes in regulations or shifts in political conditions may adversely affect the Company’s business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social or Environmental Policies

In March 2008, the Company adopted its “Environment and Corporate Social Responsibility Principles and Policies”.  The Company’s “Environment and Corporate Social Responsibility Principles and Policies” sets out the principles that all directors, management and employees are required to adhere to while conducting Company business.  The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected parties and providing clear and accurate information; (iv) contribute to community development; (v) upholding Human Rights; (vi) safeguarding the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) the commitment to ethical business practices.

C.           Organizational Structure

The Company has three wholly-owned subsidiaries: Sociedad Contractual Minera Eton Chile (“Eton Chile”), Sociedad Contractual Minera Retexe Chile (“Retexe Chile”), and Eton Mining Corp (“Eton”).  Eton Chile and Retexe Chile are Chilean corporations, registered to conduct the Company’s business in Chile.  Eton is a British Columbia corporation, and is not currently active.

D.           Property, Plants and Equipment

Presently, the Company is in the exploration and development stage of its mineral project development (as those terms are considered under Canadian disclosure requirements; under SEC Industry Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Industry Guide 7 standards, See “Cautionary Note to United States Investors Concerning Reserve and Resource Estimates” above.). It owns no producing properties.  Some of the Company’s properties are currently in the exploratory stage.  In order to determine if a commercially viable mineral deposit exists in any of such properties, further exploration work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.  The following is a discussion of the Company’s Mineral Properties.

Caspiche, Chile

Property Description

By an agreement with Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A.  (together “Anglo American”) dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to acquire a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 m of drilling.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to a 3% NSR from production from the property and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the property if the property is not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$750,000 paid to December 31, 2013) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sections of the following describing technical aspects of the Caspiche Project are based on the Summary section of an independent technical report on the Caspiche property titled, “Caspiche Project, Copiapó, Chile, NI 43-101 Technical Report Caspiche Pre-Feasibility Study”, with an effective date of January 16, 2012.  The NI 43-101 technical report was prepared by Graham Holmes, P. Eng.;  Alex Duggan, BSc. M. Sc. P. Eng.;  Carlos Guzmán, Mining Eng., MAusIMM and registered member of the Chilean Mining Commission;  David Coupland, BSc., CFSG, MAusIMM (CP);  John Wells, BSc, MBA, FSAIMM; Louis Nguyen, P. Eng. all of whom are QPs under NI 43-101.  The report is available for viewing on SEDAR at www.sedar.com.

Information dated subsequent to the date of the technical report is provided by the Company.

The reader is cautioned that the following is an abridged summary only and is directed to view the full technical report on SEDAR at www.sedar.com.

Location

The Caspiche project is located high in the central Chilean Andes, within Chile’s Region III.  The property is located 120 km ESE of Copiapó, which has a population of approximately 130,000 people, in northern Chile and is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the Maricunga Gold Mine (formerly Refugio), 15 km to the north.

Figure 4.1: Caspiche Location Map (Source: Exeter, 2011)

Concessions and Mineral Rights

Chile is a country with a stable mining industry with mature mining laws.  There are two types of mining concessions in Chile, exploration concessions and exploitation concessions.

With exploration concessions, the titleholder has the right to carry out all types of exploration activities within the area of the concession.  Exploration concessions can overlap, but only the titleholder with the earliest dated exploration concession over the area, can exercise these rights.  For each exploration concession, the titleholder must pay an annual fee per hectare to the Chilean Treasury.  Exploration concessions have duration of two years.  At the end of this period, the concession may be renewed for 2 more years, in which case at least 50% of the surface area must be renounced; or converted, in total or in part, into exploitation concessions.

With exploitation concessions, the titleholder has the right to explore and exploit the minerals located within the concession area and to take ownership of the extracted minerals.  Exploitation concessions can overlap each other, but they may only be overlapped by an exploration concession.  The titleholder with the earliest dated exploitation concession over the area can exercise these rights.

The titleholder must pay an annual fee to the Chilean Treasury of approximately 5.80 US$/ha.  Exploitation concessions are of indefinite duration, and therefore do not expire, as long as the annual fee is paid.

Concession owners do not necessarily have surface rights to the underlying land; however, they do have the right to explore or exploit the concession and to establish easements over the land according to the Mining Code.

At the effective date of this Annual Report on Form 20-F, the Caspiche property consists of eleven granted mining exploitation concessions totalling 1,685 ha and fourteen exploitation concessions in application covering an additional 3,217 ha.  The granted mining exploitation concessions derived from the Anglo American option agreement are listed in Table 4.1 and those under application are listed in Table 4.2.

The Troya property to the north of Caspiche (Troya 1/12, 120 ha) was also included as part of this agreement.

Table 4.1: Exeter Caspiche Mining Exploitation Concessions - Granted
Concession Name	ROL	Hectares	Concession Type
Caspiche 1/10	03203 - 1455 - 0	100	Exploitation
Caspiche Segundo 1/32	03203 - 1494 - 1	312	Exploitation
Vega de Caspiche 1/9	03203 - 1493 - 3	81	Exploitation
Caspiche Tercero 1/10	03203 - 1495 - K	100	Exploitation
Caspiche IV 1/7	03203 - 4659 - 2	70	Exploitation
Caspiche V 1/20	03203 - 4660 - 6	185	Exploitation
Caspiche VI 1/25	03203 - 4661 - 4	246	Exploitation
Caspiche VII 1/20	03203 - 4662 - 2	169	Exploitation
Caspiche VIII 1 /30	03203 - 6117 - 6	300	Exploitation
Caspiche IV 11	03203 - 4727 - 0	2	Exploitation
Troya 1/12	03203 - 1856 - 4	120	Exploitation
TOTAL		1,685

Table 4.2: Exeter Caspiche Exploitation Concessions - In Application
Concession Name	ROL	Hectares	Concession Type
ESCUDO IV 1/240	03203 - 5923 - 6	227	Exploitation in application
ESCUDO V 1/90	03203 - 5924 - 4	90	Exploitation in application
ESCUDO V1 1/20	03203 - 5925 - 2	100	Exploitation in application
PANORAMA 1 1/300	03203 - 6292 - K	300	Exploitation in application
PANORAMA 2 1/300	03203 - 6293 - 8	300	Exploitation in application
PANORAMA 3 1/300	03203 - 6294 - 6	300	Exploitation in application
PANORAMA 4 1/300	03203 - 6295 - 4	300	Exploitation in application
PANORAMA 5 1/300	03203 - 6296 - 2	300	Exploitation in application
PANORAMA 6 1/300	03203 - 6297 - 0	300	Exploitation in application
PANORAMA 7 1/300	03203 - 6298 - 9	300	Exploitation in application
PANORAMA 8 1/300	03203 - 6299 - 7	300	Exploitation in application
PANORAMA 9 1/200	03203 - 6300 - 4	200	Exploitation in application
PANORAMA 10 1/200	03203 - 6301 - 2	200	Exploitation in application
PANORAMA 8A 1/100	03203 - 6302 - 0	100	Exploitation in application
TOTAL		3,217

The Caspiche exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report.  Exeter paid the annual license fee for the Caspiche concessions for the period 2013 to 2014 and Exeter expects to make all payments required to maintain the properties in good standing in the future.

At the effective date of this report Exeter had been granted 48 mining exploration concessions over the original concessions, vacant ground and those of third parties, totaling 13,400 ha.  These concessions are valid under Chilean law, but are considered junior to the Caspiche and third party concessions where they overlap.  The concessions that overlap the Caspiche concessions were established by Exeter as a safeguard only.  The granted Exeter mining exploration concessions are listed in Table 4.3.

Table 4.3: Exeter Exploration Concessions - Granted
Concession Name	ROL	Hectares	Concession Type
PANORAMA 12	03203 - A608 - 0	300	Exploration
PANORAMA 13	03203 - A609 - 9	300	Exploration
PANORAMA 14	03203 - A610 - 2	300	Exploration
PANORAMA 15	03203 - A611 - 0	300	Exploration
PANORAMA 16	03203 - A612 - 9	300	Exploration
PANORAMA 17	03203 - A613 - 7	300	Exploration
PANORAMA 18	03203 - A614 - 5	300	Exploration
PANORAMA 19	03203 - A615 - 3	300	Exploration
ESCUDO 1	03203 - A808 - 3	200	Exploration
ESCUDO 2	03203 - A804 - 0	300	Exploration
ESCUDO 3	03203 - A805 - 9	300	Exploration
ESCUDO 4	03203 - A806 - 7	300	Exploration
ESCUDO 5	03203 - A807 - 5	300	Exploration
ESCUDO 6	03203 - A809 - 1	300	Exploration
ESCUDO 7	03203 - B760 - 0	300	Exploration
ESCUDO 8	03203 - B761 - 9	300	Exploration
ESCUDO 9	03203 - B762 - 7	300	Exploration
ESCUDO 10	03203 - B763 - 5	300	Exploration
ESCUDO 11	03203 - B764 - 3	300	Exploration
ESCUDO 12	03203 - B765 - 1	300	Exploration
ESCUDO 13	03203 - B766 - k	300	Exploration
ESCUDO 14	03203 - B767 - 8	300	Exploration
ESCUDO 15	03203 - B768 - 6	200	Exploration
ESCUDO 16	03203 - B769 - 4	200	Exploration
ESCUDO 17	03203 - B770 - 8	300	Exploration
ESCUDO 18	03203 - B771 - 6	300	Exploration
ESCUDO 19	03203 - B772 - 4	100	Exploration
ESCUDO 20	03203 - B773 - 2	300	Exploration
ESCUDO 21	03203 - B774 - 0	300	Exploration
ESCUDO 22	03203 - B775 - 9	300	Exploration
ESCUDO 23	03203 - B776 - 7	300	Exploration
ESCUDO 24	03203 - B777 - 5	300	Exploration
ESCUDO 25	03203 - B778 - 3	300	Exploration
FLAMINGO 1	03102 - G627 - 7	300	Exploration
FLAMINGO 2	03102 - G628 - 5	300	Exploration
FLAMINGO 3	03102 - G629 - 3	300	Exploration
FLAMINGO 4	03102 - G630 - 7	300	Exploration
FLAMINGO 5	03102 - G631 - 5	300	Exploration
FLAMINGO 6	03102 - G632 - 3	300	Exploration
CORVINA 1A	03203 - C284 - 1	300	Exploration

SALMON 1A	03203 - C283 - 3	100	Exploration
REINETA 1A	03203 - C280 - 9	200	Exploration
REINETA 2A	03203 - C281 - 7	300	Exploration
REINETA 3A	03203 - C282 - 5	300	Exploration
ALBACORA 1	03203 - B786 - 4	300	Exploration
ALBACORA 2	03203 - B787 - 2	300	Exploration
GLORIA 1	03203 - 2492 - 6	200	Exploration
GLORIA 2	03203 - 2493 - 4	200	Exploration

On March 4, 2011, Exeter entered into an option agreement with Xstrata Norte Exploraciones for their VIN properties located immediately east of the Exeter Caspiche licenses.  The agreement with Xstrata provides for Exeter to acquire 100 % of the VIN properties by meeting escalating annual drilling requirements, to a total of 15,000 m, within 4 years.  After the 15,000 m of drilling is completed, Xstrata has a once only back in right to acquire a 60 % interest in the property, provided the discovery of a deposit of greater than 100 Mt at >0.5 % copper has been made.  Should Xstrata elect to back in, it must pay Exeter three times its expenditure on the property.  In the event that Xstrata does not exercise its back in right, its interest will revert to a 2 % NSR.  Exeter has the right to purchase 50 % of the NSR for US$10 million.

The VIN exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report.  Exeter will make all payments required to maintain the properties in good standing in 2014-2015.   No encumbrances are registered on the concessions and they are subject only to the agreement with Xstrata detailed above.

The Xstrata concessions subject to the 100 % option agreement with Exeter are listed in Table 4.4.

Table 4.4: Xstrata Concessions Subject to the 100% Option Agreement with Exeter
Concession Name	ROL	Hectares	Concession Type
VIN UNO 1 AL 20	03203 - 6259 - 8	100	Exploitation
VIN DOS 1 AL 14	03203 - 6260 - 1	70	Exploitation
VIN TRES 1 AL 14	03203 - 6261 - k	70	Exploitation
VIN CUATRO 1 AL 14	03203 - 6262 - 8	70	Exploitation
VIN CINCO 1 AL 60	03203 - 6263 - 6	300	Exploitation
VIN SEIS 1 AL 60	03203 - 6264 - 4	300	Exploitation
VIN SIETE 1 AL 60	03203 - 6265 - 2	300	Exploitation
VIN DOS 1 AL 29 (46)	03203 - 5685 - 7	230	Exploitation
VIN TRES 1 AL 39 (46)	03203 - 5686 - 5	230	Exploitation
VIN CUATRO 1 AL 42 (46)	03203 - 5687 - 3	230	Exploitation

Physiography

The topography within the property is almost entirely volcanic in nature and consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock.  The Caspiche property itself lies within the catchment of the Copiapó river tributary system, however a little further to the north-west an intermediate ridgeline and valley system closes the high Andean drainage resulting in a chain of endorheic saline lakes stretching considerable distances within the high Atacama region.

Vegetation is limited to grasses and small thorny bushes and small marsh areas at the junction of creeks.  Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors and small reptiles.

Accessibility

Access to the project is by 183 km of paved and gravel road from Copiapó.  The initial 22 km running south from Copiapó through the town of Tierra Amarilla is paved highway which connects to a 161 km treated gravel road that runs east-southeast to the project site.  Currently, total driving time from Copiapó to site is approximately 3 hours.  The main gravel road serves as a regional transportation route to Argentina and is gradually being upgraded.  This route also serves the nearby Maricunga Gold Mine (Kinross Gold Corp.) and Cerro Casale gold-copper project (Kinross Gold Corp. and Barrick Gold Corp.).  From this road, several access alternatives exist to the project and other additional access options have been identified if required.

Climate

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow.  Day-time temperatures in summer months approach 23 °C, with night-time lows of 5 °C.  Day-time temperatures in winter are around freezing, with night-time temperatures dropping to -15 °C.  Exploration field seasons generally run from late October through mid-May.  Operating mines in the area, such as the nearby Maricunga Gold Mine, are operated year-round at elevations of 4,200 to 4,500 m above sea level.  Upon development, it is expected that the mine will be operated year-round.  Exeter operates three automatic weather stations to monitor detailed climatic variations.

Current Infrastructure

The Caspiche project is a “green field” site with no previous mining or mine development within the tenements.  Existing site infrastructure is limited to a site for an exploration camp, environmental and geotechnical monitoring equipment and roads.  The property is large enough to host an open pit or underground mining operation, although optimum locations for additional mine infrastructure may overlie third party mining claims.  In Chile, mining concession owners have the right to establish an occupation easement over the surface as required for the comfortable exploration or exploitation of the concession.  The majority of the surface area required by Exeter for mining and infrastructure is owned by the Chilean government.  The remainder is privately owned by a local indigenous community.  The process for obtaining permits for easements and water rights from the Government is well defined in Chile.  Rights for development on private land depend on the outcome of negotiations.

On March 15, 2011, Exeter negotiated an occupation easement over an area of 1.77 ha of land owned by the CCRJ indigenous community where the project exploration camp was located.  In addition, the Ministry of Public Land of the Chilean government (Bienes Nacionales) granted Exeter a surface rights lease over an area of 1,313.24 ha in the area of the Caspiche project.  The duration of the initial CCRJ occupation easement and surface rights contract is three and five years respectively with both being renewable thereafter.  The initial occupation easement expired on March 15, 2014, but has been automatically renewed for an additional period of 3 years.

In 2011, Exeter engineers and contractors carried out a pre-feasibility study (PFS) into what was then seen as the three main options for Caspiche development.  The PFS was published in January 2012 and included preliminary layout plans for on-site surface infrastructure and service corridors needed for all three options.  Using these plans as a basis, Exeter applied for an additional easement using a perimeter that included all the PFS infrastructure (with a 200 metre minimum buffer), as well as including additional and adjacent exploration tenements.  This easement application deliberately excluded CCRJ land which is generally close to surface water courses that flow through the tenements, and excluded the 1313 ha leased area.  Part of the surface area included third party exploration tenements where the location of certain infrastructure items was determined to be optimal by the PFS.

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement, which is valid for 25 years, extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  In order to retain these rights, the Company paid US$1.5 million and is required to make 10 further payments of approximately US$600,000 annually commencing December 31, 2013 (paid US$600,000 to December 31, 2013).  As these annual payments are payable at the Company’s option, the Company has not accrued any liability in connection with the easement.  The Company can terminate the agreement without penalty, if the Caspiche project does not advance.  Subsequent to December 31, 2013, Eton Chile was served with a court claim challenging the Chilean Government’s grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Cerro del Medio.  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  Cerro del Medio’s claim, sights “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton Chile’s Chilean legal counsel has concluded that Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.  See “Item 8. Financial Information – Legal Proceedings”.

Power for the existing projects in the southern Maricunga region is normally sourced from a sub-station near Copiapó and carried to the mines by private power lines owned by the operating companies.  Copiapó and the surrounding areas in Chile’s Region III are serviced by an extensive power grid known as the Central Interconnected System, which also services the main population centres around Santiago and further south.  Plans are currently being implemented to considerably strengthen the power generation and distribution system in the region.  A separate power generation and distribution system services the far North of Chile (Regions I and II).

These north and central power grids are to be interconnected by a 500 kilovolt power line to provide more efficient power supply to all areas of the country, and a new coal fired power station has been approved near the coast to the south of Copiapo.

Water

On May 8, 2013 Eton Chile entered into a Water Agreement with Atacama.  The Water Agreement covers the potential exploration for subsurface water associated with granted tenements near Laguna Verde and Cuenca Two, located in northern Chile.  Each company contributed its water exploration tenements and owned a 50% interest in each water tenement granted.  Atacama holds its interest in the tenements pursuant to an option agreement with a related Chilean company Minera Hydro Exploraciones SPA (“Hydro”).  For the year ended December 31, 2013 the Company contributed and expensed approximately US$10,000.  In February 2014, the Water Agreement was amended whereby the Company has the option to acquire 80% of Atacama’s interest from Hydro such that it has a 90% interest in the water tenements and will incur 90% of the costs associated with exploration, and Atacama will incur 10%.  Eton Chile and Atacama have agreed to an initial US$1.5 million exploration program.  In addition the Company and Atacama are required to pay US$15,000 per litre per second to Hydro for 50% of any water rights approved by the General Directorate of Water Resources in Chile to a maximum of US$1 million.  In addition, Eton Chile will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.

Mineralization

Mineralization has been encountered in two main areas of the Caspiche property.  These two areas are called Caspiche Porphyry and Caspiche Epithermals.

All high-sulphidation epithermal, intermediate-sulphidation epithermal and porphyry-style mineralization occur at Caspiche Porphyry.  High-sulphidation epithermal-style alteration outcrops at Caspiche Porphyry, and hosts disseminated gold in felsic volcanic rocks and dioritic to quartz dioritic quartz-feldspar porphyry intrusive rocks.  Modelling of the mineralization indicates the presence of an upper gold-bearing oxide zone underlain by a lower gold-copper-bearing sulphide zone.  Porphyry-style stockwork quartz veining, containing gold and copper mineralization, has been intersected over broad lengths in drill holes.  Gold only mineralization from the MacNeill zone partially overprints and upgrades the western edge of porphyry style mineralization and is confined to the underside of the eastward-flared, late-mineral diatreme contact.  No porphyry-style mineralization or intermediate-epithermal style mineralization has been observed at surface on the property.  This is in part due to the extensive alluvium and colluvium which covers approximately 90% of the Caspiche property area.

Mineralization is hosted primarily by diorite porphyry and mineralized basement and andesitic volcanic rocks, covered by up to 60 m of alluvial waste.  The upper 100 – 200 m below the surficial deposits is generally mineralized only in gold and low level silver, and the onset of copper mineralization generally coincides with the commencement of sulphide mineralization.  No significant supergene oxide mineralization has been observed at Caspiche Porphyry.  Mineralized intercepts in and around the diorite porphyry appear to have good continuity, and yield consistent intercepts of several hundred metres of porphyry-style, sulphide mineralization grading between 0.3 g/t and 1.0 g/t gold, and 0.1 % and 0.4 % copper.  Near surface, oxide intercepts at Caspiche Porphyry generally range between 20 m and 200 m grading between 0.2 g/t and 1.2 g/t gold and <0.02 % copper.

At Caspiche Epithermals prospect, only high-sulphidation epithermal style alteration and mineralization have been observed and intersected by drilling to date.  Potential for porphyry style mineralization at depth remains, because drilling to date at Caspiche Epithermals has mostly targeted near-surface high-sulphidation epithermal mineralization and thus reached only relatively shallow depths in most areas.  One deeper drill hole completed in 2009 to the west of the system and an additional two deeper drill holes in the southern portion of the prospect failed to intersect intrusive rocks or proximal porphyry-style alteration and mineralization downgrading the potential for these areas.

Historical Exploration

Anglo was the first to explore the Caspiche area.  Between 1986 and 1990, Anglo conducted three field campaigns on the property.  The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock-chip samples and 431 soil samples were collected.  These surveys identified a 650 m by 300 m zone of the Caspiche Porphyry area that was strongly anomalous at surface in gold, copper, silver, and arsenic.  Eighty rock samples returned values greater than 1 g/t gold, with a high value of 5.45 g/t gold.

During the 1988 field season, Anglo drilled 568 m in 12 shallow air rotary holes in the Caspiche Porphyry sector.  These drill holes targeted near-surface gold mineralization identified in hydrothermally altered volcanic rocks, and delineated by geochemical surveys.  Drilling from this campaign intersected significant widths of mineralization in several holes, including 32 m grading 1.10 g/t gold in SHC-4 and 48 m grading 1.03 g/t gold in SHC-5.

During the 1990 season, Anglo drilled 950 m in six reverse circulation (RC) holes, exploring the Caspiche Porphyry gold system to greater depths.  Results from this program yielded narrow intersections of gold mineralization, including 10 m grading 1.09 g/t gold in SPC-02 and 34 m grading 0.63 g/t gold in SPC-05.

During the 1997-1998 field season, Newcrest conducted soil geochemical surveys, geological investigations and drilled 4,123 m in 22 RC drill holes at the Caspiche Porphyry and Caspiche Epithermals prospect areas.  Porphyry-style gold-copper mineralization was encountered in several of the drill holes at Caspiche.

Exeter optioned the property in October 2005.  No significant exploration work was reportedly conducted on the property from the end of the Newcrest drill campaign until Exeter began work.

In 2006 and 2007, Exeter compiled historic exploration data into a geographic information system (GIS), reprocessed existing geophysical data, completed geological mapping of the property area, collected rock-chip samples and conducted controlled source audio-frequency magnetotellurics (CSAMT), pole-dipole induced polarization (PDIP), and natural source magnetotellurics geophysical surveys.  In 2008 and 2009, Exeter completed property-scale geological mapping, a PIMATM (field portable, infrared spectrometer useful for mineral identification) study of drill core samples, a soil orientation survey over the Caspiche Porphyry area, a reinterpretation of the regional geophysical data and age dating work.

From 2006 through September 2011, Exeter completed over 66,000 m of drilling in 99 drill holes, mostly as deep diamond drill holes in the Caspiche Porphyry area.  Other work conducted during this period included geological mapping of the surface of the property, geochemical and geophysical surveying to help guide exploration for additional intrusive centres, geotechnical logging and geomechanical testing of a significant number of oriented drill cores and metallurgical testwork to determine expected metallurgical recoveries and guide process design.

During the drill season between September 2011 to May 2012, Exeter completed 35 diamond holes for 8,665.65 m, including an extensive geotechnical program, metallurgical test holes and groundwater monitoring holes.

At the end of November 2012 a radiometrics and high resolution helicopter magnetic program was conducted at Panorama and Sideral areas by NewSense Geophysics Ltd.

Sampling and Analysis

Reverse Circulation (RC) and core sampling by the Company was consistently applied throughout the Exeter drill campaigns.  Exeter documented their RC and core sampling procedures in a document, written in Spanish, which was used to train drill sampling staff.

RC drill cuttings were sampled using a tricone or hammer bit via a cyclone at 1 m intervals.  Sample material was collected at the drill rig in a large plastic bag, weighed, labelled and then transported to the Caspiche camp, located about 8 km from Caspiche Porphyry.  At the Caspiche camp, the entire sample was manually split to one-eighth and seven-eighth fractions using a single pass through a triple stage riffle splitter.  The one-eighth split was then weighed and set aside for compositing, while the seven-eighth reject sample was bagged.  The one-eighth splits from each consecutive 1 m samples were combined to form the 2 m field composite for assaying.

Diamond drilling by Exeter at Caspiche employed HQ (6.35 cm), HQ3 (6.11 cm), NQ (4.76 cm), and NQ3 (4.50 cm) diameter core tools.  PQ (8.50 cm) diameter core was employed during the confirmation / metallurgical drill program of the 2009-2010 drill campaign.

HQ3 and NQ3 triple-tube core tools were used with oriented core.  The triple-tube splits were removed from the core barrel and rolled into a spare split, followed by Exeter’s trained field technicians fitting the core together, measuring the length of the recovered sample and continuing the oriented line.  The angle between the pin and ball mark was transferred to the core from the ring using specifically-designed protractors and marked as a red pencil line.  The oriented core was then placed in a wooden core tray, where the end of the run was marked with a core block marked with hole depth.  There was always a trained field technician at the rig to perform core orientation and to record the preliminary core run recovery.

Exeter personnel transported the drill core from the drill site to Exeter’s offices in Copiapó where the core was logged and photographed by digital camera.  To maintain the integrity of the core, the boxes were packed and fastened with belts in the back of the trucks.

Following logging and photographing, core was sawn in half in uniform 2 m intervals using a diamond saw.  One half of the core interval was bagged for assay, and the other half was stored for future reference.  Core samples for assay were placed in marked plastic bags, sealed and transported to the assay laboratory by Exeter personnel.

To preserve as much of the core as possible for metallurgical testing, the core was divided so that the portion retained for assaying was approximately one-quarter NQ core.  In practice, a 1.7 cm split of the 8.5 cm core was used for assaying, and the remainder was retained in the core box for use in later metallurgical testwork.

Average core recovery for the 2007-2008, 2008-2009, 2009-2010 and 2010-2011 drill programs was approximately 98%.

The various steps taken by Exeter to ensure the integrity of analytical data were consistent with standard industry practice.  The sampling procedures were appropriate for the style of mineralization and structural controls for the Caspiche Project.  Cube’s examination of drill cores, particularly in regard to the recognition of mineralized intervals, verified the soundness of the core sampling procedure.

Cube undertook reasonable endeavours to assess the veracity of drilling data for the Caspiche project.  It was concluded that all logging, sampling and data QA/QC procedures between January 2007 and September 2011 had been carried out to a high industry standard and record keeping and database management was excellent.

Cube believed that the current database provided an accurate and robust representation of the Caspiche project and was appropriate for use in mineral resource estimation.

Mineral Resources, Mineral Reserves and Pre-Feasibility Study

Table 4.6 summarizes the mineral resources estimated for the Caspiche property 18 August 2011.

Table 4.6:          Single Open Pit Option for Mineral Resource for Caspiche 18 August 2011

The following formula was used on calculating AuEq values in each block of the model: where Au and Cu were the block kriged gold and copper grades, PAu and PCu were the gold and copper prices ($950/oz and $2.30/lb, respectively), and RAu and RCu are the gold and copper projected metallurgical recoveries, 75% and 85%, respectively for sulphide material and 50% for gold in the oxide zone.

Cautionary Note to U.S. Investors: Mineral resources in the categories reported in the table above are not recognized by SEC Industry Guide 7. Investors should not assume that any minerals in these categories will ever be upgraded to reserves.  See “Cautionary Note to United States Investors Concerning Reserve and Resource Estimates” above.

In 2011 Exeter signed a contract with Aker Solutions and other consultants, to conduct a pre-feasibility study on the viability of mining the deposit and processing ore to produce a gold and copper concentrate and precious metal doré.

The Caspiche Gold / Copper Pre-Feasibility project study was completed by Aker Solutions considering a type 1 magnitude study level, equivalent to the AACE level 4 study recommendations.  This level of study was classified to have a level of accuracy of -15/+20%.

The study developed three options for the Caspiche deposit including both the oxide and sulphide portions of the property.

Super Pit Option:

•	The total endowment of the deposits mineral reserves was 19.3 M ounces of gold, 2.1 M tonnes of copper and 41.5 M ounces of silver.

Proven and Probable Tonnage and Grades
Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
124	0,38	1,62	78	0,51	0,07	1,05	889	0,58	0,24	1,13	19,3	2,1	41,5

•	Production rate: 150,000 t/d.

Hybrid Option (Open Pit and Underground):

•	The total endowment of the deposits mineral reserves was 16 M ounces of gold, 1.7 M tonnes of copper, and 33.8 M ounces of silver.

Proven and Probable Tonnage and Grades
Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
124	0,38	1,62	70	0,50	0,07	1,05	660	0,63	0,26	1,18	16,0	1,7	33,8

•	Production rate: 95,000 t/d.

Full Underground Option:

•	The total endowment of the deposits mineral reserves was 11.6 M ounces of gold, 1.2 M tonnes of copper and 24.6 M ounces of silver.

Proven and Probable Tonnage and Grades
Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
112	0,39	1,57	74	0,55	0,11	1,12	400	0,69	0,30	1,27	11,6	1,2	24,6

•	Production rate: 90,000 t/d.

Cautionary Note to U.S. Investors: Mineral reserves in the categories reported in the tables above are not SEC Industry Guide 7 compliant reserves.  See “Cautionary Note to United States Investors Concerning Reserve and Resource Estimates” above.

Each of the above options additionally considered heap leaching of oxide and heap leachable sulphide material.

An economic evaluation was completed on the three options, with the Super Pit option generating the most favourable project economics.  As such it was the option recommended to be developed to feasibility level.

The mining section of the project was developed in parallel with the other aspects of the study.

The open pit option, designated ‘Super Pit case’, was modelled as extracting an average of 150,000 t/d sulphide ore over a project life of 19 years.  As a result of stripping and ongoing operations an additional heap leach operation treating both oxide and leachable material, which would operate for the first 9 years of operation, processing a maximum of 72,000 t/d was assessed.

Table 4.7 summarizes the Super Pit case for mineral reserves estimated for the Caspiche property in October 2011.

Table 4.7:                       Super Pit Case for Mineral Reserves for Caspiche October 2011

Cautionary Note to U.S. Investors: Mineral reserves in the categories reported in the tables above are not SEC Industry Guide 7 compliant reserves.  See “Cautionary Note to United States Investors Concerning Reserve and Resource Estimates” above.

The concentrator plant design used both the metallurgical test results obtained for expected recoveries and physical characterization testwork which defined ore hardness and abrasivity among other characteristics.

The sulphide material would be treated through a conventional SAG concentrator plant at throughputs ranging from 90,000 t/d to 150,000 t/d.  Due to mineral characteristics, the Caspiche process route incorporated a number of considerations to maximize production or ensure a saleable product, these included:

•	Treatment of the copper concentrates by partial atmosphere roasting to eliminate arsenic
•	Leaching of the cleaner flotation tails to recover additional gold
•	Use of a SART plant to recover copper contained in the gold rich leachate and recycle cyanide.

Prior to and in conjunction with mining the sulphide material, mine trucks would discharge run of mine (ROM) oxide material into a conventional two stage crushing operation consisting of static and vibrating grizzlies, classification screens and primary jaw and secondary cone crushers, at an annual production rate of 26 Mt/yr.  The final crushed material would then be transported to a valley heap leach by trucks and distributed by bulldozers and graders.  Gold rich, pregnant leach solution (PLS), would be discharged into a PLS pond and then pumped to the adsorption, desorption, recovery (ADR) plant where gold would be recovered via carbon adsorption.

Ore from the MacNeill zone would be processed through the same heap leach and ADR circuit following the exhaustion of the oxide reserves.  The MacNeill ore would be crushed through the same crushing circuit but at a throughput of 12 Mt per annum.  The pregnant solution would be pumped to the ADR plant as per the oxide process but with the addition of a SART plant in the pregnant solution line prior to the ADR circuit and close to the heap leach barren solution pond.  The SART plant would recover any copper in solution and recycle cyanide which would be reused in the heap leach operation.

The economic evaluation was developed for all alternatives considering Net Present Value discounted at 5% (NPV5), Internal Rate of Return (IRR) and Payback Period.  A summary of these indicators for all alternatives is presented in the table below.  The economic analysis excludes taxes but includes the Anglo American royalty of 3%.

Table 4.8:       Economic Evaluation

The economic analysis indicated that the Super Pit case provides the best return under the considerations used in this type 1 study.

The January 2012 NI 43-101 Technical Report recommended that a definitive feasibility study (DFS) be completed to confirm the economics of the Super Pit alternative at a higher level of accuracy (±10-15%).

It was noted that significant new information needs to be developed in most areas, including: metallurgy, geotechnical, topography, PAG nature of waste rock, hydrogeology, engineering design, environmental, community relations and project implementation.  The budget for these activities was estimated at $32 million.

2014 Project Activities

Planned activities for 2014 include water exploration and ongoing engineering including ongoing social activities with expected budgets of $1.5 million and $0.75 million respectively.  In addition the Company continues to look for new opportunities.

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco Resources Inc. (“San Marco”), for the exploration of the Angeles and La Buena gold-silver properties located in Mexico (the “Angeles Agreement” and “La Buena Agreement”, respectively).

Angeles Property, Mexico

The Angeles property comprised a 12,410 hectare (ha) land package located in Sonora State, Mexico.  The property hosts multiple structurally controlled zones of gold/silver/copper mineralization that have been identified over approximately 2.5 km.  Numerous historic workings on the property date back to the beginning of the 20th century, including a 400 m underground access drift, used previously for mine production at the La Bonanza zone.

Despite the presence of surface mineralization and historically significant underground workings on site, the Angeles property had never been drill tested.  Project infrastructure was considered excellent including road access, nearby electrical power and readily available skilled labour.  A diamond drilling program which commenced in April was completed in August 2013.

The Angeles Agreement

Pursuant to the Angeles Agreement, Exeter had an option to earn an initial 51% in the Angeles property by spending $10.0 million in exploration expenditures over 4 years and an additional 19%, over the next 3 years, for a total of 70%, by spending an additional $10.0 million in exploration expenditures.  Exeter was also required to make cash payments totaling $950,000 staged over 7 years.  All cash payments were to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange (“TSX-V”).  The Company completed the first purchase of $100,000 on completion of due diligence and acquired 625,000 common shares.

Exeter committed to first year expenditures of $1.0 million at Angeles (completed), which was largely related to drilling at the La Bonanza and La Verde target areas.  Due to adverse market conditions, the Company terminated its joint venture agreement relating to the Angeles project in December 2013.

La Buena Property, Mexico

The La Buena property consists of an 8,500 ha land package located in an active mining region within northern Zacatecas State, Mexico.  The property is 5 km north of Goldcorp's La Negra/Noche Buena deposit and 9 km north of its Peñasquito mine.

The La Buena Agreement

Pursuant to the La Buena agreement, Exeter had the option to earn 60% in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years ($150,000 paid).  All cash payments were to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP of San Marco’s shares on the TSX-V.

The Julia target at La Buena has similar geological, geochemical and geophysical characteristics to other mineral deposits in the area, including Peñasquito and Camino Rojo.  Exeter committed to first year expenditures of $1.4 million at La Buena (completed), which included a property scale IP program and an initial drilling program.  Activity included expanded IP and Gravity geophysical coverage of the property to facilitate a drilling program, principally to test the Julia target.  A drill program consisting of 4 drill holes totaling just under 2,000 m of drilling was completed on targets within the Julia zone.  The Company terminated its joint venture agreement relating to the La Buena project in February 2014 as exploration results had not met Company expectations.

Item 4A.     Unresolved Staff Comments

None.

Item 5.                 Operating and Financial Review and Prospects

Overview

The Company is an exploration stage company incorporated under the laws of British Columbia, Canada with its head office in Vancouver, Canada, and, together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties.  The Company is also evaluating new opportunities with the objective of securing properties which offer near term discovery potential.  The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

Our financial statements for the year ended December 31, 2013, 2012, and 2011 have been prepared in accordance with IFRS as issued by the IASB.  The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss.  The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

Critical accounting policies and Use of Estimates

Reference should be made to significant accounting policies contained in Note 4 of the December 31, 2013 audited consolidated financial statements of the Company attached hereto, which is incorporated herein by reference.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.  Note 4 also contains a discussion of use of estimates and judgments.  The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates.

A.	Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2013, 2012 and 2011, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.  This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F.  This discussion contains “forward-looking statements” that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”.  See “Cautionary Note Regarding Forward-Looking Statements” above.

Results of Operations for fiscal year ended December 31, 2013 compared with the fiscal year ended December 31, 2012

The Company currently has no revenue generating activities other than interest income.  Interest income of $643,000 was recognized in 2013 compared to $812,000 in 2012.  Interest income in 2013 was lower than 2012 due to cash balances being used to fund ongoing exploration and administrative expenditures.

The Company currently has no revenue generating activities other than interest income.

During the year ended December 31, 2013, the Company’s net loss decreased by $6.2 million from a net loss of $25.2 million for the year ended December 31, 2012 to a net loss of $19.1 million for the year ended December 31, 2013.

Significant variances for expenses:

Director’s fees were $1.4 million and $2.6 million for the fiscal years ended December 31, 2013 and 2012, respectively.  The decrease relates predominately to a decrease of approximately $1.2 million in share-based compensation recognized in 2013 compared to 2012 due to the vesting of options granted to directors in 2012.

Management fees were $1 million and $3.7 million for the fiscal years ended December 31, 2013 and 2012, respectively.  The decrease relates predominately to a decrease of approximately $2.1 million in share-based compensation recognized in 2013 compared to 2012 due to the vesting of options granted to management in 2012 and payments on the termination of certain management contracts in 2012.

Mineral property exploration expenditures were $14.2 million and $16.6 million for the fiscal years ended December 31, 2013 and 2012, respectively.  The decrease relates predominately to the advanced hydrology and hydrogeology studies and environmental and community baseline studies undertaken, as well as geotechnical and metallurgical drilling that was completed at Caspiche in the first half of 2012.  In 2013 $2.6 million was spent on exploration activities in Mexico compared to $Nil in 2012.  This Mexican expenditure increase was offset by reductions in 2013 from drilling, field camp, and assaying in Chile totalling $3.0 million.

Results of Operations for fiscal year ended December 31, 2012 compared with the fiscal year ended December 31, 2011

During 2012, the Company recorded a loss of approximately $25.2 million compared to approximately $30.6 million in 2011.

The Company currently had no revenue generating activities other than interest income.  Interest income of $812,000 was recognized in 2012 compared to $977,000 in 2011.  Interest income in 2012 was lower than 2011 due to cash balances being used and ongoing exploration and administrative expenditures.

Significant variances for expenses:

•
Administration salaries and consulting were $1.4 million and $1.8 million for the fiscal years ended December 31, 2012 and 2011, respectively.  The decrease relates predominately to approximately $562,000 less share-based compensation recognized in 2012 compared to 2011 as the majority of options outstanding in 2012 had either near or fully vested in 2011 and thus had less expense relating to them in 2012.

•
Directors fees were $2.6 million and $2.9 million for the fiscal years ended December 31, 2012 and 2011, respectively.  The change is attributable to a decrease of approximately $491,000 in non-cash share-based compensation recognized in 2012 compared to 2011.  This was partially offset by cash director fees of $200,000 paid in 2012; no director fees were paid in 2011.

•
Management fees were $3.7 million and $4.3 million for the fiscal years ended December 31, 2012 and 2011, respectively.  The decrease is attributable to approximately $777,000 less in share-based compensation recognized in 2012 compared to 2011. Options granted in 2010 vested mainly during 2011 giving rise to higher share-based compensation being recognized in 2011.

•
Mineral property exploration expenditures were $16.6 million and $20.4 million for the fiscal years ended December 31, 2012 and 2011, respectively.  The decrease in exploration expenditures for 2012 was largely attributable to the decreased expenditure on the various studies being conducted at Caspiche.

B.	Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2013 totalled $40.4 million compared to $55.2 million at December 31, 2012, a decrease of about $14.8 million.  The Company continues to utilize its cash resources to fund project exploration and administrative requirements.  Aside from cash and cash equivalents, the Company has no material liquid assets.  While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained.  The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding.  The Company believes that it has sufficient working capital to fund its current plans of operations for 2014 and into 2015.

Currently, the Company intends to continue to fund the exploration and development of its properties, with specific focus on Caspiche and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.  The Company has not issued any dividends and management does not expect this will change in the near future.

The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term nature of these financial instruments.

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars).  Such foreign currency balances, which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar.  Such foreign currency balances, which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information
While the Company does not have any producing mines it is directly affected by trends in the metal industry.  At the present time global metal prices are extremely volatile.  Base metal prices and, in particular, gold prices, driven by rising global demand, climbed dramatically and approached near historic highs over the past several years.  Subsequently prices have decreased significantly due to, amongst other factors, declines in economic growth in certain countries while improving stability in the financial markets may have led to declining prices of gold.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in liquidity are substantially determined by the success or failure of the Company’s exploration programs.

E.           Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations

As of December 31, 2013, the Company had the following contractual obligations:

Payments Due by Period ($000s) (Figures are in Canadian Dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 years	More than 5 Years
Office and Equipment Leases	$582	$316	$266	$–	$–
Land Easement Payments	$5,925	$658	$1,317	$1,317	$2,633
Property Access Agreements	$36	$36	$–	$–	$–
Advance Royalty Payments	$7,407	$274	$549	$549	$6,035
Total	$13,950	$1,284	$2,132	$1,866	$8,668

G.           Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6.        Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company’s directors and senior management as at December 31, 2013.  The directors were elected by the Shareholders on May 31, 2013 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name, Position(s) with the Company and Municipality of Residence	Principal Occupation	Period (s) Served as a Director
Bryce G. Roxburgh Co-Chairman of the Board Director Philippines
Co-Chairman of the Company since February 27, 2013; President and CEO of the Company from September 2003 to March 2013; Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012; Chairman of Rugby Mining Limited since January 2007.

March 20, 2003 to date
Yale R. Simpson Co-Chairman of the Board Director West Vancouver, B.C. Canada
Co-Chairman of the Company since February 27, 2013; Chairman of the Company from September 11, 2003 to February 27, 2013; Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012; President of Canaust Resource Consultants Ltd. since 1992; Director of Independence Gold Corp. since December 2011, Adamera Minerals since February 2013 and Rugby Mining Limited since January 2007.

June 10, 2003 to date

Robert G. Reynolds Director Sydney, Australia
Chartered Accountant; Chairman of Alacer Gold Corp./Avoca Resources Limited  March 2002 to August 2011; Director of Extorre Gold Mines Limited from March 2010 until August 2012; Rugby Mining Limited since January 24, 2007; Dacian Gold Limited since October 2012; Global Geoscience Limited since December 2007; Convergent Minerals Limited since December 2011 and Chesser Resources Limited since October 2012.

June 12, 2007 to date
Julian Bavin Director Santiago, Chile
Director of Pan Global Resources since June 2010 and CEO since December 2010; Director of Estrella Resources since March 2012 and Prism Resources since  May 2012; served as Rio Tinto’s Exploration Director for South America between 2001 and 2009.

March 25, 2010 to date
John Simmons Director Sydney, Australia	Fellow of the Institute of Chartered Accountants in Australia. Partner with Simmons Johnson & Co. Chartered Accountants (now Nexia Court) from 1978 to 2012.	August 18, 2010 to date
Wendell M. Zerb President and Chief Executive Officer Burnaby, B.C. Canada
A Appointed as President and Chief Executive Officer on February 27, 2013; Senior Mining Analyst for Canaccord Capital from March 2005 to July 2012 and a registered Professional Geologist with the Association of Professional Engineers, and Geoscientists of Alberta (APEGA).

N/A
S. R. Jeremy Perkins VP Development and Operations Sydney, Australia
Appointed as Vice President Development and Operations on February 1, 2005; AusIMM Chartered Professional and Fellow, Director and Principal, J Perkins & Associates Pty Ltd, an industry consultant firm since 1989.

N/A
Cecil Bond Chief Financial Officer Langley, B.C. Canada
Appointed as Chief Financial Officer on April 13, 2005; Chartered Accountant.  CFO of Rugby Mining Limited (formerly Carlyle Mining Corp.) from February 2007 to March 2009; Director of Rugby Mining Limited from March 2009 until September 2012; Director of Extorre Gold Mines Limited from December 2009 to March 2010; VP Finance of Extorre from March 2010 until August 2012; and Director and officer of various private companies.

N/A
Family Relationships

There are no family relationships between any directors or executive officers of the Company.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

Conflicts of Interest

There are no existing or potential conflicts of interest among the Company, its directors, officers or promoters as a result of their outside business interests with the exception that certain of the Company’s directors, officers and promoters serve as directors, officers and promoters of other companies, as set out below, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the British Columbia Business Corporations Act, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The majority of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  The Company has no specific internal policy governing conflicts of interest.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Bryce G. Roxburgh	Rugby Mining Limited
Yale R. Simpson	Independence Gold Corp. Rugby Mining Limited Adamera Minerals Corp.
Robert G. Reynolds	Rugby Mining Limited Global Geoscience Limited Dacian Gold Limited Convergent Minerals Limited Chesser Resources Limited
John C. Simmons	None
Julian Bavin	Pan Global Resources Inc. Estrella Resources Limited Prism Resources

B.	Compensation

The Company does not have a formal compensation program.  However, the Compensation Committee of the Board meets to discuss and determine the recommendations that it will make to the Board regarding management compensation, without reference to formal objectives, criteria or analysis.  The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The Compensation Committee is composed of Robert G. Reynolds, John C. Simmons and Julian Bavin, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52- 110 – Audit Committees (“NI 52-110”) and Rules 803A and 805(c)(1) of the NYSE MKT Company Guide.

The Compensation Committee considers and evaluates executive compensation levels on an annual basis against available information for “peer group” companies, which are principally comprised of “junior mineral exploration” companies, to ensure that the Company’s executive compensation levels are within the range of comparable norms.  In selecting peer group companies, the Compensation Committee primarily looks for public companies that are comparable in terms of business and size.  In 2012 the Compensation Committee commissioned an independent organization to provide an up to date review of the Company’s executive compensation package.

Currently, the principal components of the Company’s executive compensation packages are base remuneration, long-term incentive in the form of stock options, and a discretionary annual incentive cash bonus.  The Company targets base remuneration, bonuses, and option based awards towards an upper level relative to peer companies for similarly experienced executives performing similar duties.  Generally, awards are made within this range, although compensation is awarded above or below in cases of exceptional or poor corporate and/or individual performance or other individual factors relating to a Named Executive Officer.  The Company benchmarks against upper compensation levels to attract and retain executives, and provide an incentive for executives to strive for better than average performance to earn better than average compensation and helps the Company to manage the overall cost of management compensation.

While the Compensation Committee believes that it is important to use benchmarking data to assist it in determining appropriate ranges for executive compensation, it also considers other factors when awarding executive compensation, such as the overall financial strength of the Company, its exploration successes and equity financing success.

Base remuneration is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

The granting of incentive stock options provides a link between management compensation and the Company’s share price.  It also rewards management for achieving results that improve Company performance and thereby increase shareholder value.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the Named Executive Officer; current and expected future performance of the Named Executive Officer; the potential dilution to shareholders and the cost to the Company; general industry standards and the limits imposed by the terms of the Company’s stock option plan, as amended (the “Option Plan”) and the Toronto Stock Exchange (the “TSX”).  The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.  The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Option Plan, which are described under “Incentive Plan Awards” below.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers and if so, in what amount.  A cash bonus may be awarded to reward extraordinary performance that has led to increased value for shareholders through strategic corporate transactions, property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts.  Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

The Compensation Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers.  In particular, the committee considers the impact on NEOs and other senior executives to ensure that they do not take undue risks.  The Compensation Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

The Company does not have a formal policy prohibiting a NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation and held, directly or indirectly, by the NEO or director.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the three most recently completed financial years.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation		Pension value ($)(3)	All other compensation ($)	Total compensation ($)
					Annual incentive plan (2)	Long- term incentive plan(2)
Bryce G. Roxburgh, Co-Chairman(5)	2013 2012 2011	$280,000(7) $360,000(8) $360,000(8)	Nil Nil Nil	$339,900 $1,358,175 $606,740	Nil Nil $125,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$619,900 $1,718,175 $1,091,740
Yale R. Simpson, Co-Chairman	2013 2012 2011	$120,000(9) $160,000(9) $175,000(9)	Nil Nil Nil	$203,940 $981,939 $407,053	Nil Nil $75,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$323,940 $1,141,939 $657,050
Wendell M. Zerb, President and Chief Executive Officer(6)	2013 2012 2011	$350,000 Nil Nil	Nil Nil Nil	$1,115,400 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$1,465,400 Nil Nil
Cecil R. Bond, Chief Financial Officer	2013 2012 2011	$250,000(10) $200,000(11) $200,000(11)	Nil Nil Nil	$203,940 $886,658 $460,815	Nil Nil $100,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$453,940 $1,086,658 $760,815
S. R. Jeremy Perkins, VP Development & Operations	2013 2012 2011	$212,389(12) $288,508(12) $260,981(12)	Nil Nil Nil	Nil $541,640 Nil	Nil Nil $50,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$212,389 $830,148 $310,981

(1)
The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date.  These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised.

(2)
The Company does not currently have a formal annual incentive plan or long term incentive plan for any of its executive officers, including its Named Executive Officers, but may award discretionary bonus payments from time to time.

(3)	The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

(4)	Discretionary bonus paid for continuing and past service.

(5)	Mr. Roxburgh transitioned from the role of President and Chief Executive Officer to the role of Co-Chairman, a position shared with Mr. Simpson, on February 28, 2013.

(6)	Mr. Zerb was appointed President and Chief Executive Officer on February 28, 2013.

(7)
The Company paid a fee of $30,000 per month for the first six months and $16,667 per month for the last six months of the financial year ended December 31, 2013 to Rowen Company Limited (“Rowen”) a company controlled by Mr. Roxburgh.

(8)	The Company paid a fee of $30,000 per month during the financial year ended December 31, 2012, and 2011 to Rowen.

(9)	The Company paid a fee of $14,583 per month for the financial years ended December 31, 2013, 2012 and 2011 to Canaust Resource Consultants Ltd. (“Canaust”). Canaust is controlled by Mr. Simpson.

(10)	The Company paid a fee of $20,833 per month for the financial year ended December 31, 2013 to 667060 B.C. Ltd. (“667060”), a company controlled by Mr. Bond.

(11)	The Company paid a fee of $16,667 per month for the financial years ended December 31, 2012 and 2011 to 667060.

(12)	Fees paid by the Company, based upon time charged, are paid to J Perkins & Associates Pty Ltd. (“JPA”), a company controlled by Mr. Perkins.

The Company entered into consulting agreements dated as of September 1, 2010 with Bryce Roxburgh (“Roxburgh”), Cecil Bond (“Bond”) and Yale Simpson (“Simpson”) and the companies through which their services are provided.

Pursuant to the consulting agreement between the Company, Rowen of Hong Kong and Roxburgh, Rowen provides the services of Roxburgh to the Company, and provides for Roxburgh to serve as a director of the Company as elected and to hold office at the pleasure of the Board.  Roxburgh is a beneficiary of Rowen.  The Company pays Rowen a monthly consulting fee of $16,667 for Roxburgh’s services.  The agreement has a term of two years, and upon expiry, will automatically be extended for a further two years unless the Company gives 180 days’ notice that it will not extend the agreement.  With no notice provided by the Company, on March

1, 2012 the consulting agreement is extended to August 31, 2014.  See “Termination and Change of Control Benefits” below.

Pursuant to the consulting agreement between the Company, 667060 of British Columbia and Bond, 667060 provides the services of Bond to the Company, and provides for Bond to serve as CFO of the Company at the pleasure of the Board.  667060 is controlled by Bond.  The Company pays 667060 a monthly consulting fee of $20,833 for Bond’s services.  The agreement has a term of two years, and upon expiry, will automatically be extended for a further two years unless the Company gives 180 days’ notice that it will not extend the agreement.  With no notice provided by the Company, on March 1, 2012 the consulting agreement was extended to August 31, 2014.  See “Termination and Change of Control Benefits” below.

Pursuant to the consulting agreement between the Company, Canaust of British Columbia and Simpson, Canaust provides the services of Simpson to the Company, and provides for Simpson to serve as a director of the Company as elected and to hold the office of Chairman at the pleasure of the Board.  Canaust is controlled by Simpson.  The Company pays Canaust a monthly consulting fee of $14,583 for Simpson’s services.  The agreement has a term of two years, and upon expiry, will automatically be extended for a further two years unless the Company gives 180 days’ notice that it will not extend the agreement.  With no notice provided by the Company, on March 1, 2012 the consulting agreement was extended to August 31, 2014.  See “Termination and Change of Control Benefits” below.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards – NEOs

The following table is a summary of all option-based awards and share-based awards to the Named Executive Officers that were outstanding at the end of the most recently completed financial year.

	Option based Awards				Share based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of shares- based awards that have not vested	Market or payout value of shares- based awards not paid out or distributed ($)
Bryce G. Roxburgh	750,000 500,000	$1.31 $1.20	Nov. 16, 2017 Mar. 11, 2018	Nil	Nil	Nil	Nil
Yale R. Simpson	385,000 300,000	$1.31 $1.20	Nov. 16, 2017 Mar. 11, 2018	Nil	Nil	Nil	Nil
Wendell M. Zerb	1,500,000	$1.22	Jan. 10, 2018	Nil	Nil	Nil	Nil
Cecil R. Bond	585,000 300,000	$1.31 $1.20	Nov. 16, 2017 Mar. 11, 2018	Nil	Nil	Nil	Nil
S. R. Jeremy Perkins	250,000	$1.31	Nov. 16, 2017	Nil	Nil	Nil	Nil

(1) In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2013, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option. The closing market price of the Company’s shares as at December 31, 2013 was $0.53. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

Incentive Plan Awards – Value Vested or Earning During The Year - NEOs

The following table is a summary of the value of awards vested or earned during the most recently completed financial year for the Named Executive Officers.

Name	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bryce G. Roxburgh	Nil	Nil	Nil
Yale R. Simpson	Nil	Nil	Nil
Wendell M. Zerb	Nil	Nil	Nil
Cecil R. Bond	Nil	Nil	Nil
S. R. Jeremy Perkins	Nil	Nil	Nil

(1)           Value vested during the year is calculated by subtracting the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date) from the exercise price of the option.

(2)           No options vested during the year, options vested immediately or the market price of the Company’s common shares on the date the option vested was equal to or lower than the exercise price of the option.

Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  No additional options may be granted until the number of options falls below the Plan limit.  At December 31, 2013, the maximum number of options issuable under the Plan was 8,840,775.  The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.  Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

Termination and Change of Control Benefits

The Company has entered into consulting agreements with each of Rowen and Bryce Roxburgh; 667060 and Cecil Bond and Canaust and Yale Simpson and an employment agreement with Wendell Zerb.  Pursuant to the terms of the consulting agreements, where termination notice is given by the Company, other than for certain specified reasons, the Company will pay Rowen, 667060 or Canaust, as applicable, a lump sum equal to 24 times the monthly consulting fee under the agreement plus an amount equivalent to the highest annual bonus paid in the immediately preceding two years.  Pursuant to the employment agreement, where termination notice is given by the Company, other than for certain specified reasons, the Company will pay Wendell Zerb, a lump sum equal to 24 times the monthly salary under the agreement plus, if termination notice is given after the first year of the agreement, an amount equivalent to the highest annual bonus paid in the immediately preceding two years.  If no such annual bonus has been paid then the deemed annual bonus will be fifty percent of the annual fee paid to the consultant or employee.  Where termination notice is delivered by either party within the 90-day period following a Change of Control (as defined below), the Company will pay Rowen, 667060 or Canaust, as applicable, a lump sum equal to 30 times the monthly consulting fee under the agreement, plus 2 times the annual bonus or deemed annual bonus and the Company will pay Wendell Zerb a lump sum equal to 24 times the monthly consulting fee under the agreement, plus 2 times the annual bonus or deemed annual bonus.

“Change of Control” is defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company; or

(ii)
the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates, other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)
any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board; or

(iv)
any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(v)
the removal, by extraordinary resolution to the shareholders of the Company, of more than 51% of the then Incumbent Directors of the Company, or the election of a majority of directors to the Board who were not nominees of the Incumbent Board at the time immediately preceding such election.

“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency or entity however designated or constituted.

Had a notice of termination been given on December 31, 2013 in the circumstances described above, other than a Change of Control, Rowen would have been entitled to an immediate payment of approximately $500,000; 667060 would have been entitled to an immediate payment of approximately $625,000; Canaust would have been entitled to an immediate payment of approximately $437,500 and Wendell Zerb would have been entitled to an immediate payment of approximately $700,000.

Had a Change of Control occurred on December 31, 2013, and the Company determined that it would act in accordance with the provisions of the contracts and where such notice of termination was given under each of the consulting and employment agreements, Rowen would have been entitled to an immediate payment of approximately $700,000; 667060 would have been entitled to an immediate payment of approximately $875,000; Canaust would have been entitled to an immediate payment of approximately $612,500 and Wendell Zerb would have been entitled to an immediate payment of approximately $1,050,000.

Director Compensation

Effective January 1, 2012, non-executive directors received fees totaling $50,000 per annum payable quarterly.  The granting of incentive stock options provides a link between director compensation and the Company’s share price.  Stock options are generally awarded to directors when they are first elected by the shareholders or appointed by the Board and periodically thereafter.  In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the director; current and expected future contribution of the director; the potential dilution to shareholders and the cost to the Company; general industry standards; and the limits imposed by the terms of the Option Plan and the TSX.  The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each director’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.

Director Compensation Table

The following table is a summary of all compensation provided to the directors of the Company for the most recently completed financial year.

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert G. Reynolds	$50,000	Nil	Nil	Nil	Nil	Nil	$50,000
Julian Bavin	$50,000	Nil	Nil	Nil	Nil	Nil	$50,000
John C. Simmons	$50,000	Nil	Nil	Nil	Nil	Nil	$50,000
Douglas W. Scheving(3)	$12,500	Nil	Nil	Nil	Nil	Nil	$12,500

(1)           For disclosure regarding compensation for any directors whom are also NEOs, please refer to the ‘Summary Compensation Table’ above.  There was no compensation payable to these NEOs in their role as directors.

(2)           The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date.  These amounts do not represent actual amounts received by the directors, as any gain, if any, will depend on the market value of the shares on the date that the option is exercised.

(3)           Mr. Scheving ceased to be a director on February 27, 2013.

Outstanding Share-Based Awards and Option-Based Awards

The following table is a summary of all option-based awards to the directors of the Company that were outstanding at the end of the most recently completed financial year.  There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option based Awards				Share based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of shares- based awards that have not vested (#)	Market or payout value of shares- based awards not paid out or distributed ($)
Robert G. Reynolds	285,000	$1.31	Nov. 16, 2017	Nil	Nil	Nil	Nil
Julian Bavin	285,000	$1.31	Nov. 16, 2017	Nil	Nil	Nil	Nil
John C. Simmons	285,000	$1.31	Nov. 16, 2017	Nil	Nil	Nil	Nil
Douglas W. Scheving(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)           For disclosure regarding option-based awards outstanding at the end of the most recently completed financial year for any directors whom are also NEOs, please refer to the ‘Outstanding Share-Based Awards and Option-Based Awards - NEOs’ table above.

(2)           In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price.  This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2013, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option.  The closing market price of the Company’s shares as at December 31, 2013 was $0.53.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

(3)           Mr. Scheving ceased to be a director on February 27, 2013.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company.

Name(1)	Option-based awards – Value vested during the year(2)(3) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert G. Reynolds	Nil	Nil	Nil
Julian Bavin	Nil	Nil	Nil
John C. Simmons	Nil	Nil	Nil
Douglas W. Scheving(4)	Nil	Nil	Nil

(1)	For disclosure regarding incentive plan awards for any directors whom are also NEOs, please refer to the “Incentive Plan Awards – Value Vested or Earned During The Year - NEOs” table above.

(2)
Value vested during the year is calculated by subtracting the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date) from the exercise price of the option.

(3)
No options vested during the year, options vested immediately or the market price of the Company’s common shares on the date the option vested was lower than or equal to the exercise price of the option.

(4)	Mr. Scheving ceased to be a director on February 27, 2013.

C.           Board Practices

The Board is currently comprised of five directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the Annual General Meeting, held on May 31, 2013, the shareholders elected Messrs. Roxburgh, Simpson, Reynolds, Simmons and Bavin as directors.

The Board has considered the relationship of each director to the Company and currently considers three of the five directors to be independent directors (Messrs. Reynolds, Simmons and Bavin) because they independent of management and free from any interest and any business or other relationship which could reasonably be expected to interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.  Bryce G. Roxburgh and Yale R. Simpson, co-chairmen of the board, are not independent by virtue of the fact that they are or have within the last three years been executive officers of the Company.

Procedures are in place to allow the Board to function independently.  At the present time, the Board has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company.  Committees meet independent of management and other directors.

Mandate of the Board of Directors, its Committees and Management

The Board does not have a written mandate.  However, it is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  The Board actively oversees the development, adoption and implementation of the Company’s strategies and plans.  The Board’s responsibilities include:

●	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the executive officers create a culture of integrity throughout the Company,

●	the Company’s strategic planning process,

●	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage risk,

●	the Company’s succession planning, including appointing, training and monitoring senior management,

●	the Company’s major business development initiatives,

●	the integrity of the Company’s internal control and management information systems,

●	the Company’s policies for communicating with shareholders and others, and

●	the general review of the Company’s results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board.  Such decisions include:

●	approval of the annual capital budget and any material changes to the operating budget,

●	approval of the Company’s business plan,

●	acquisition of, or investments in new business,

●	changes in the nature of the Company’s business,

●	changes in senior management, and

●	all matters as required under the Business Corporations Act, applicable Canadian and U.S. securities laws and exchange rules and regulations.

Committees

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act.  As of the date of this Annual Report on Form 20-F, the Company’s Audit Committee is comprised of John C. Simmons, Robert G. Reynolds (Chairman) and Julian Bavin.

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

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee also recommends to the Board the independent registered public accounting firm to be appointed, subject to shareholder approval.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Board has not developed a written position description for the Chairman of the Audit Committee but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Audit Committee’s operations, reporting to the Board on the Audit Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Audit Committee.

Compensation Committee

The Compensation Committee is responsible for discussing and determining the recommendations that it will make to the Board regarding the CEO’s compensation, with reference to the general objectives of the Company’s compensation strategy.  The Compensation Committee also makes recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans.  The Compensation Committee reviews executive compensation disclosure before the Company publicly discloses the information.  Compensation matters may also be reviewed and approved by the entire Board.

The Compensation Committee is composed of John C. Simmons (Chairman), Robert G. Reynolds and Julian Bavin, all of whom are independent (as determined in Sections 803A and 805(c)(1) of the NYSE MKT Company Guide).

The Board has not developed a written position description for the Chairman of the Compensation Committee but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Compensation Committee’s operations, reporting to the Board on the Compensation Committee’s decisions and recommendations, setting the agenda and running and maintaining the minutes of meeting of the Compensation Committee.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

Governance and Nominating Committee

The Nominating and Corporate Governance Committee is composed of Julian Bavin (Chairman), Robert G. Reynolds and John C. Simmons, all of whom are independent directors.  The Nominating and Corporate Governance Committee has no formal mandate; however, it oversees, monitors and reviews the quality and effectiveness of corporate governance best practices and disclosure policies.  It reviews the composition of the Board members, on a periodic basis, makes recommendations regarding Board composition, analyzes the need for new nominees when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.

When considering potential Board nominees, the Nominating and Corporate Governance Committee takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of the Company, the skills and competencies the Board has, and the skills and competencies the Board should have, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

The Board has not developed a written position description for the Chairman of the Nominating and Corporate Governance Committee but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Nominating and Corporate Governance Committee’s operations, reporting to the Board on the Nominating and Corporate Governance Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Nominating and Corporate Governance Committee.

D.           Employees

As of December 31, 2013, the Company had 5 employees in Canada (5 as of the date hereof), and approximately 14 employees in Chile (14 as of the date hereof).  The Company relies on and engages consultants on a contract basis to provide services, management and personnel who assist the Company, to carry on its administrative or exploration activities either in Canada or Chile.

E.           Share Ownership

As of April 14, 2014, the Company had 88,407,753 shares outstanding.  The following table sets forth details of all Named Executive Officer and Director beneficial share ownership and percentage of ownership as of April 14, 2014.

Name of Beneficial Owner	Number of Shares Beneficially Held	Percent(*)
Bryce G. Roxburgh(1)	5,359,450	5.98%
Yale R. Simpson(2)	2,432,350	2.73%
Robert G. Reynolds(3)	285,000	**
John C. Simmons(4)	285,000	**
Julian Bavin(5)	285,000	**
Wendell M. Zerb(6)	645,500	**
Cecil R. Bond(7)	994,200	1.11%
S. R. Jeremy Perkins(8)	520,652	**

*
Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options within 60 days from April 14, 2014, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 88,407,753 common shares outstanding as of April 14, 2014.

**	Less than one percent

(1)	Includes 1,250,000 shares issuable upon exercise of outstanding options within 60 days of April 14, 2014 and includes 2,600,000 shares registered in the name of Rowen.
(2)	Includes 685,000 shares issuable upon exercise of outstanding options within 60 days of April 14, 2014.
(3)	Includes 285,000 shares issuable upon exercise of outstanding options within 60 days of April 14, 2014.
(4)	Includes 285,000 shares issuable upon exercise of outstanding options within 60 days of April 14, 2014.
(5)	Includes 285,000 shares issuable upon exercise of outstanding options within 60 days of April 14, 2014.
(6)
Includes 500,000 shares issuable upon exercise of outstanding options within 60 days of April 14, 2014.  Does not include 1,000,000 shares issuable upon exercise of outstanding options not within 60 days of April 14, 2014.

(7)	Includes 885,000 shares issuable upon exercise of outstanding options within 60 days of April 14, 2014.
(8)	Includes 250,000 shares issuable upon exercise of outstanding options within 60 days of April 14, 2014.

Outstanding Options

The following information, as of December 31, 2013, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Options	Date of Grant	Exercise Price	Expiration Date
Bryce G. Roxburgh	750,000 500,000	16 November, 2012 11 March, 2013	$1.31 $1.20	16 November, 2017 11 March, 2018
Yale R. Simpson	385,000 300,000	16 November, 2012 11 March, 2013	$1.31 $1.20	16 November, 2017 11 March, 2018
Robert G. Reynolds	285,000	16 November, 2012	$1.31	16 November, 2017
John C. Simmons	285,000	16 November, 2012	$1.31	16 November, 2017
Julian Bavin	285,000	16 November, 2012	$1.31	16 November, 2017
Wendell M. Zerb	1,500,000	10 January, 2013	$1.22	10 January, 2018
Cecil R. Bond	585,000 300,000	16 November, 2012 11 March, 2013	$1.31 $1.20	16 November, 2017 11 March, 2018
S. R. Jeremy Perkins	250,000	16 November, 2012	$1.31	16 November, 2017

Equity Compensation Plan Information

The following table sets out information as of the end of the Company’s most recently completed financial year, December 31, 2013, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders*	8,923,000	$1.30	Nil
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,923,000	$1.30	Nil

*
On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  No additional options may be granted until the number of options falls below the Plan limit.  At December 31, 2013, the maximum number of options issuable under the Plan was 8,840,775.

Item 7.                 Major Shareholders and Related Party Transactions

A.           Major Shareholders

As far as it is known to the Company, other than identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at April 14, 2014, concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned	Percent of Class *
Geologic Resource Partners, LLC	6,050,700	6.94%
TSP Capital Management Group, LLC	5,669,500	6.41%
Bryce G. Roxburgh(1)	5,359,450	5.98%

*
Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options within 60 days from April 14, 2014, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 88,407,753 common shares outstanding as of April 14, 2014.

(1)	Includes 1,250,000 shares issuable upon exercise of outstanding options within 60 days of April 14, 2014 and includes 2,600,000 shares registered in the name of Rowen.

Changes in ownership by major shareholders

To the knowledge of the Company’s directors and senior officers, during the year a major shareholder, Van Eck Associates Corporation reduced its holdings, which was zero at December 31, 2013 from a high of 7.6% during 2013.

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares by major shareholders other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of March 31, 2014, there were approximately 71 registered holders of the Company’s shares in the United States, with combined holdings of 28, 543,745 common shares.

Change of Control

As of the date of this Annual Report on Form 20-F, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.           Related Party Transactions

During the three-year period ended December 31, 2013:

Amounts due from related parties of $21,000 at December 31, 2013 (December 31, 2012 - $95,000; December 31, 2011 - $93,000) is for the recovery of common expenditures from associated companies.  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $42,000 at December 31, 2013 (December 31, 2012 - $50,000; December 31, 2011 - $126,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended December 31, 2013 a total of $900,000 (2012 - $1,734,000; 2011 - $1,719,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $280,000 (2012 - $360,000; 2011 - $485,000, which included a bonus of $125,000) were paid or accrued to a corporation of which a Co-Chairman and former President and CEO of the Company is a principal.  As at December 31, 2013, the Company had amounts owing of $10,000 (December 31, 2012 - $23,000; December 31, 2011 - $8,000) to this company.

b)
Exploration fees of $212,389 (2012 - $288,508; 2011 – $310,981) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.  As at December 31, 2013, the Company had amounts owing of $20,000 (December 31, 2012 - $10,000; December 31, 2011 - $86,000) to this company.

c)
Management fees of $120,000 (2012 - $160,000; 2011 - $250,000) were paid to a corporation controlled by a Co-Chairman of the Company.  As at December 31, 2013, the Company had amounts owing of $12,000 (December 31, 2012 - $7,000; December 31, 2011 - $15,000) to this company.

d)
Management fees of $250,000 (2012 - $200,000; 2011 - $300,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.  As at December 31, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $Nil; December 31, 2011 - $Nil) to this company.

e)
Management fees of $Nil (2012 - $650,000; 2011 - $300,000) were paid or accrued to a corporation controlled by the former Vice-President, Corporate Development and Legal Counsel.  As at December 31, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $Nil; December 31, 2011 - $Nil) to this company.

f)
The Company paid or accrued rent expense of $38,000 (2012 - $75,000; 2011 - $63,000) to a company controlled by a director of the Company.  Of this amount, $20,000 (2012 - $35,000; 2011 - $31,000) was recovered from a corporation with directors in common.  As at December 31, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $10,000; December 31, 2011 - $15,000) to this company.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby Mining Limited (“Rugby”).

g)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended December 31, 2013 was $317,000 (2012 - $270,000).  As at December 31, 2013, the Company had amounts receivable of $21,000 (December 31, 2012- $95,000; December 31, 2011 - $49,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.           Financial Information

A.           Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report on Form 20-F:

•	Auditors’ Report;
•	Consolidated Statements of Financial Position as at December 31, 2013 and December 31, 2012;
•	Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2013, 2012 and 2011;
•	Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011;
•	Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011; and
•	Notes to Financial Statements for the years ended December 31, 2013, 2012 and 2011.

Legal Proceedings

Exeter’s Chilean subsidiary, Eton Chile, has been served with a court claim challenging the Chilean Government’s grant of a surface easement required for the potential development of its Caspiche project.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Cerro del Medio.

Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  Cerro del Medio’s claim, cites “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps Cerro del Medio’s Santa Cecilia project mining properties”.

A review of the claim by Eton Chile’s Chilean legal counsel has concluded that Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

Other than the above claim, the Company is not a party to any legal proceedings, nor to the knowledge of management, are there any legal proceedings pending which may materially affect the business and affairs of the Company.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.  Any decision to pay dividends on its common shares in the future will be made by the Board of Directors of the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

B.           Significant Changes

None.

Item 9.          The Offer and Listing

A.           Price History of Stock

The common shares of Exeter are listed on the Toronto Stock Exchange under the symbol "XRC", on the NYSE MKT under the symbol "XRA", and on the Deutsche Borse AG Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol "EXB".  The Company's common shares commenced trading on the TSX on October 27, 2009.  Prior to trading on the TSX, the Company's common shares were listed for trading on the TSX Venture Exchange (“TSX-V”).

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX and in United States dollars on NYSE MKT in the United States for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX (Canadian Dollars)		NYSE MKT (United States Dollars)
Last Five Fiscal Years	High	Low	High	Low
2013	1.49	0.53	1.49	0.49
2012	4.19	1.05	4.20	1.09
2011	6.20	2.49	6.50	2.42
2010	9.32	5.47	9.41	5.33
2009 *	8.31	5.50	8.50	1.64
2013	High	Low	High	Low
Fourth Quarter ended December 31, 2013	0.84	0.53	0.82	0.49
Third Quarter ended September 31, 2013	1.15	0.75	1.13	0.70
Second Quarter ended June 30, 2013	1.21	0.65	1.20	0.62
First Quarter ended March 31, 2013	1.49	1.07	1.49	1.05

2012	High	Low	High	Low
Fourth Quarter ended December 31, 2012	1.71	1.05	1.72	1.09
Third Quarter ended September 31, 2012	1.96	1.24	2.02	1.21
Second Quarter ended June 30, 2012	2.87	1.52	2.90	1.41
First Quarter ended March 31, 2012	4.19	2.45	4.20	2.45
Last Six Months	High	Low	High	Low
February 2014	0.94	0.68	0.85	0.61
January 2014	0.77	0.58	0.69	0.54
December 2013	0.69	0.53	0.65	0.49
November 2013	0.82	0.64	0.79	0.62
October 2013	0.84	0.65	0.82	0.62
September 2013	0.92	0.77	0.89	0.74

*The Company listed on the Toronto Stock Exchange on October 27, 2009 under the symbol “XRC”

B.           Plan of Distribution

Not Applicable.

C.           Markets

The common shares of Exeter are listed on the Toronto Stock Exchange under the symbol "XRC", on the NYSE MKT under the symbol "XRA", and on the Deutsche Borse AG Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol "EXB".

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issue

Not Applicable.

Item 10           Additional Information

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

Pursuant to the BCBCA, as the Articles do not specify the majority of votes required to pass a special resolution, a special resolution must be passed by two-thirds of the votes cast by shareholders present in person or by proxy at a meeting.  Management believes that this provides the Company with greater flexibility for future corporate activities and is consistent with special resolution requirements for companies in other jurisdictions.

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

Subject to the provisions of the BCBCA, the directors shall cause the Company to indemnify a director, officer or alternate director or a former director, officer or alternate director of the Company or a person who, at the request of the Company, is or was a director, alternate director or officer of another corporation, at a time when the corporation is or was an affiliate of the Company or a person who, at the request of the Company, is or was, or holds or held a position equivalent to that of, a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity (in each case, an “eligible party”), and the heirs and personal representatives of any such eligible party, against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action (whether current, threatened, pending or completed) in which such eligible party or any of the heirs and personal representatives of such eligible party, by reason of such eligible party being or having been a director, alternate director or officer or holding or having held a position equivalent to that of a director, alternate director or officer, is or may be joined as a party or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to the proceeding.  Provided the Company first receives a written undertaking from the eligible party to repay amounts advanced if so required under the BCBCA, the directors shall cause the Company to pay, as they are incurred in advance of the final disposition of the proceeding, the costs, charges and expenses, including legal and other fees actually and reasonably incurred by the eligible party in respect of the proceeding.  After the final disposition of the proceeding, the directors shall cause the Company to pay the expenses actually and reasonably incurred by the eligible party in respect of the proceeding,to the extent the eligible party has not already been reimbursed for such expenses, subject to the provisions of the BCBCA.  Each director, alternate director and officer of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

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

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

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

Subject to Part 10.1 of the Articles and the BCBCA, annual general meetings shall be held once in every calendar year, at a time not being more than 15 months after the holding of the last preceding annual general meeting, and at a place as the directors shall appoint.  In default of the meeting being held, the court may, on its own motion or on the application of the Company, a director or a shareholder entitled to vote at the meeting, order that a meeting of shareholders be held.

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

Not less than 21 days’ notice of any general meeting specifying the date, time and place of the meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Part 24 of the Articles or otherwise as prescribed by law to any person as may by law or under the Articles or other regulations of the Company be entitled to receive the notice from the Company.  The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any person shall not invalidate any proceedings at that meeting. Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

There are no provisions in the Company’s Articles or in the BCBCA governing the threshold above which shareholder ownership must be disclosed.  Under applicable Canadian securities laws, any person holding or having beneficial ownership or control or direction over more than 10% of the Company’s issued shares is required to file insider and other reports disclosing such shareholdings.

C.           Material Contracts

The Company has the following material contracts:

1.           Purchase Agreement dated April 13, 2011 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and Anglo American Norte S.A. (formerly Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A.).  Pursuant to this agreement, the Company acquired the mineral properties comprising the Caspiche gold-copper project in the Maricunga district, Chile from Anglo American (“Anglo”).  By an agreement dated October 11, 2005 and subsequently amended, the Company had acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.  Having met these conditions, Anglo transferred title to the mineral properties to Exeter and retained a 3% net smelter royalty on production from the project.  Anglo also retained the right to repurchase the mineral properties for the amount that the Company has incurred on the property in the event that commercial production has not commenced prior to March 31, 2021.  The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 (US$750,000 paid to December 31, 2013) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production.  Should production commence prior to March 31, 2025, the advance royalty will cease and NSR will be payable.

2.           Easement Agreement dated June 10, 2013 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and this new easement extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  The Company paid US$1.5 million and is required to make 10 payments of approximately US$600,000 annually commencing December 31, 2013 (paid US$600,000 to December 31, 2013) to maintain the easement which is valid for 25 years.

D.           Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed below under “Item 10. Additional Information, E. Taxation.”

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.           Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a holder who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”), is resident in the United States, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on a business in Canada (a “U.S. Holder”).  The common shares will generally be considered to be capital property unless the U.S. Holder holds the common shares in the course of carrying on a business, or acquires the common shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of the Canada Revenue Agency and the current provisions of the Treaty.  This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign (including without limitation, any United States) tax considerations.

This summary is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder.  Accordingly, U.S. Holders are urged to consult with their own tax advisors about the specific tax consequences of acquiring, holding and disposing of common shares.

A U.S. Holder will be liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares.  The rate of withholding tax under the Tax Act is 25% of the gross amount of the dividend paid.  However, the Treaty will reduce that withholding tax rate, provided the U.S. Holder is eligible for benefits under the Treaty.  Where applicable, the general rate of withholding tax under the Treaty will be 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company, the rate of withholding tax will be reduced to 5%.  The Company will be required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit that tax to the Receiver General for Canada on account of the U. S. Holder.  Not all persons who are residents of the United States will qualify for benefits under the Treaty.  U.S. Holders are advised to consult their own tax advisors in this regard.

A U.S. Holder will generally not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes “taxable Canadian property” to the U.S.

Holder for purposes of the Tax Act.  Provided that the common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which includes the TSX) at the time of disposition, the common shares will generally not constitute “taxable Canadian property” to a U.S. Holder unless, at any time during the 60-month period immediately preceding the disposition (i) the U.S. Holder, together with persons with whom the U.S. Holder does not deal at “arm’s length” for the purposes of the Tax Act, owned 25% or more of the issued shares of any class of shares of the Company and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or a combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (as such terms are defined in the Tax Act), or options or interests in respect of any such properties.

Provided the common shares are listed at the time of disposition on the TSX or other “recognized stock exchange” for purposes of the Tax Act, a U.S. Holder who disposes of common shares will not be required to satisfy the obligations imposed under Section 116 of the Tax Act and, as such, the purchaser of such shares will not be required to withhold any amount on the purchase price paid.

U.S. Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

Certain United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  This summary does not address the tax consequences to any such partnership or partner.  Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares.  In addition, in any year in which the Company is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a Subsidiary PFIC, and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended December 31, 2013, and may be a PFIC in future tax years.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or a QEF Election, or a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election.  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on our common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

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

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of common shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on common shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares.  (See “Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of common shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to our common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.           Dividends and Paying Agents

Not Applicable.

G.           Statement by Experts

Not Applicable.

H.           Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada.  You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions.  These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report on Form 20-F has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information).  Requests for such copies should be directed to us at the following address: 999 West Hastings Street, Suite 1660, Vancouver, British Columbia, Canada, V6C 2W2.  The Company is required to file financial statements and other information with the Securities Commission in each of the Provinces of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

The Company files annual reports and furnishes other information with the SEC.  You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov).

I.           Subsidiary Information

Not Applicable.

Item 11          Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable.  The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term nature of these financial instruments.

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars).  Such foreign currency balances, which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar.  Such foreign currency balances, which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

The Canadian parent company had the following balances in foreign currencies as at December 31, 2013 and 2012:

2013 (in thousands)

US Dollars
Cash and cash equivalents	364
Accounts payable and accrued liabilities	(73)
Net balance	291
Equivalent in Canadian Dollars	310
Rate to convert to $ CDN	1.0636

2012

	US Dollars	Australian Dollars
Cash and cash equivalents	782	–
Accounts payable and accrued liabilities	(35)	(110)
Net balance	747	(110)
Equivalent in Canadian Dollars	743	(114)
Rate to convert to $ CDN	0.9949	1.0339

Based on the above net exposures as at December 31, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $31,000 (2012 - $74,300 and $11,400 for the US dollar and Australian dollar respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents.  Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2013 ranged between 1.25% and 1.50%.

Based on the amount of cash and cash equivalents invested at December 31, 2013, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $202,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company had cash at December 31, 2013 in the amount of $40.44 million in order to meet short-term business requirements.  At December 31, 2013, the Company had current liabilities of $0.895 million which are due on demand or within 30 days.

Item 12.           Description of Securities Other than Equity Securities

A. – C.

Not Applicable.

D.           American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

Part II

Item 13.           Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14            Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-D.

None.

E.            Use of Proceeds

Not Applicable.

Item 15            Controls and Procedures

A.           Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s audit committee and management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of December 31, 2013.  Based on their evaluation, the Company’s Chief Executive Officer (the “CEO”) have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.           Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.  Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2013, and management’s assessment did not identify any material weaknesses.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2013.  In this report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2013.  PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this Annual Report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

C.           Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013, has been audited by our independent registered public accounting firm, PricewaterhouseCoopers LLP, which also audited our consolidated financial statements for the year ended December 31, 2013.  PricewaterhouseCoopers LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2013, and their report is included with the Company’s consolidated financial statements.

D.           Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.           [Reserved]

Item 16A         Audit Committee Financial Expert

The Company’s Board of Directors has determined that Robert G. Reynolds qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide).

Item 16B         Code of Ethics

The Company is committed to the highest standards of legal and ethical business conduct.  The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the CEO and CFO.  This Code summarizes the legal, ethical and regulatory standards that the Company must follow and serves as a reminder to the directors, officers and employees, of the seriousness of that commitment.  Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company.  The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 20-F.

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

During the fiscal year ended December 31, 2013, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Item 16C         Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2013, 2012 and 2011 was PricewaterhouseCoopers LLP.

The following table sets out the aggregate fees billed by the Company’s external auditor for the three most recently completed financial years.

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees(3)	All Other Fees(4)
2013	$97,500	$20,000	$688	$Nil
2012	$88,000	$45,000	$2,094	$Nil
2011	$111,500	$61,500	$17,242	$Nil

(1)	The aggregate fees billed by the Company’s external auditor for audit services.
(2)	The aggregate fees billed by the Company’s external auditor for assurance and related services such as engagements relating to specific procedures.
(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)
Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years.  Fees relate to services relating to short form prospectus filings and information circulars.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2013.  The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.  There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D         Exemptions from the Listing Standards for Audit Committees

None.

Item 16E          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F          Changes in Registrants Certifying Accountant

None.

Item 16G         Corporate Governance

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

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.  Information contained on the Company’s website is not part of this Annual Report on Form 20-F.

A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-law.  The Company's quorum requirement is set forth in its articles of incorporation, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat, holding not less than one-tenth of the voting shares of the Company, each of whom is present in person or by proxy or represented by a representative for a shareholder so entitled.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: The Company will follow the Canadian securities regulatory authorities and TSX rules for shareholder approval of new issuances of its common shares.  Following securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length.  Shareholder approval is also required, pursuant to TSX rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

Item 16H         Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).  During the year ended December 31, 2013, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Part III

Item 17            Financial Statements

See “Item 18 – Financial Statements”.

Item 18            Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

The following Financial Statements pertaining to the Company are filed as part of this Annual Report on Form 20-F:

Independent Auditor’s Report	76 thru 77
Consolidated Statements of Financial Position	78
Consolidated Statements of Loss and Comprehensive Loss	79
Consolidated Statements of Cash Flows	80
Consolidated Statements of Changes in Equity	81
Notes to the Consolidated Financial Statements	82 thru 102

Item 19        Exhibits

Exhibit Number                     Name
1.1	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation(1)
1.2	Notice of Articles and Articles
4.1
Purchase Agreement dated April 13, 2011 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and Anglo American Norte S.A. (formerly Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A.)

4.2	Easement Agreement dated June 10, 2013 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean Government.
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

(1)  Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F filed January 31, 2005.

Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars)
For the years ended December 31, 2013, 2012 and 2011

Independent Auditor’s Report

To the Shareholders of Exeter Resource Corporation

We have completed integrated audits of Exeter Resource Corporation’s (the “Company) 2013 and 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Exeter Resource Corporation as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Exeter Resource Corporation’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Exeter Resource Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Colombia, Canada
February 28, 2014

Exeter Resource Corporation Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars)

		December 31, 2013	December 31, 2012

Assets

Current
Cash and cash equivalents	(Note 7)	$40,435	$55,237
Amounts receivable and prepaid expenses		273	829
Due from related parties	(Note 14)	21	95
Marketable securities	(Note 8)	63	–
		40,792	56,161

Property and equipment	(Note 9)	131	164
		$40,923	$56,325

Liabilities

Current
Accounts payable and accrued liabilities		$853	$876
Due to related parties	(Note 14)	42	50
		895	926

Shareholders’ Equity

Share capital	(Note 11)	246,089	246,089
Contributed surplus	(Note 13)	43,999	40,337
Deficit		(250,094)	(231,043)
Accumulated other comprehensive income		34	16
		40,028	55,399
		$40,923	$56,325

Contractual Obligations (Note 17)
Subsequent Events (Note 20)

Approved by the Directors:
“Robert Reynolds”	Director
“John Simmons”	Director

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data)
For the years ended December 31,		2013	2012	2011

Income
Interest income		$643	$812	$977
(Loss) gain on sale of assets		–	(6)	14
		643	806	991
Expenses
Accounting and audit		135	150	226
Administration salaries and consulting	(Note 12)	1,272	1,397	1,755
Amortization	(Note 9)	50	116	58
Directors’ fees	(Note 12)	1,402	2,634	2,924
Foreign exchange loss (gain)		20	(39)	67
General and administration	(Note 16)	571	597	600
Legal fees		48	40	95
Loss on available for sale investments	(Note 8)	187	–	–
Management fees	(Note 12)	1,000	3,690	4,262
Mineral property exploration expenditures	(Notes 10 and 12)	14,210	16,565	20,371
Shareholder communications		705	777	1,040
Stock exchange listing and filing fees		94	105	164
		19,694	26,032	31,562
Net loss for the year		(19,051)	(25,226)	(30,571)
Other comprehensive income (loss) for the year
Items that may be reclassified to profit or loss:
Currency translation difference		18	72	(56)
Comprehensive loss for the year		$(19,033)	$(25,154)	$(30,627)

Basic and diluted loss per common share		$(0.22)	$(0.29)	$(0.35)

Weighted average number of common shares outstanding		88,407,753	88,235,975	86,915,354

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars)
For the years ended December 31,	2013	2012	2011
Operating Activities
Net loss for the year	$(19,051)	$(25,226)	$(30,571)
Non-cash items:
Amortization (Note 9)	50	116	58
Loss on available for sale investments (Note 8)	187	–	–
Loss (gain) on sale of assets	–	6	(14)
Share-based compensation (Note 12)	3,662	7,489	9,843
	(15,152)	(17,615)	(20,684)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	559	(178)	(131)
Due from related parties	74	(2)	(84)
Due to related parties	(8)	(76)	8
Accounts payable and accrued liabilities	(6)	(957)	278
Cash flows from operating activities	(14,533)	(18,828)	(20,613)
Financing Activities
Issue of share capital (Note 11)	–	2,080	2,093
Cash flows from financing activities	–	2,080	2,093
Investing Activities
Acquisition of property and equipment	(22)	(89)	(56)
Acquisition of marketable securities	(250)	–	–
Proceeds from sale of assets	–	31	14
Cash flows from investing activities	(272)	(58)	(42)

Effect of foreign exchange rate change on cash	3	117	(120)

Net decrease in cash and cash equivalents	(14,802)	(16,689)	(18,682)
Cash and cash equivalents – beginning of the year	55,237	71,926	90,608
Cash and cash equivalents – end of the year	$40,435	$55,237	$71,926

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars)
	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance - January 1, 2011	86,307,503	$238,454	$26,467	$(175,246)	$–	$89,675
Additions during the year:
- Exercise of stock options	1,018,250	2,093	–	–	–	2,093
- Contributed surplus allocated on exercise of options	–	1,723	(1,723)	–	–	–
- Share-based compensation	–	–	9,843	–	–	9,843
- Other comprehensive loss	–	–	–	–	(56)	(56)
- Net loss for the year	–	–	–	(30,571)	–	(30,571)
Balance - December 31, 2011	87,325,753	$242,270	$34,587	$(205,817)	$(56)	$70,984

Balance - January 1, 2012	87,325,753	$242,270	$34,587	$(205,817)	$(56)	$70,984
Additions during the year:
- Exercise of stock options	1,082,000	2,080	–	–	–	2,080
- Contributed surplus allocated on exercise of options	–	1,739	(1,739)	–	–	–
- Share-based compensation	–	–	7,489	–	–	7,489
- Other comprehensive income	–	–	–	–	72	72
- Net loss for the year	–	–	–	(25,226)	–	(25,226)
Balance - December 31, 2012	88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399

Balance - January 1, 2013	88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399
Additions during the year:
- Share-based compensation	–	–	3,662	–	–	3,662
- Other comprehensive income	–	–	–	–	18	18
- Net loss for the year	–	–	–	(19,051)	–	(19,051)
Balance - December 31, 2013	88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada with its head office in Vancouver, Canada, and, together with its subsidiaries, it is currently engaged in the acquisition and exploration of mineral properties located in Chile. The Company is also evaluating new opportunities with the objective of securing properties which offer near term discovery potential.
The Company is in the process of exploring its mineral properties. The continued operation of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE MKT. The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified for marketable securities at fair value through profit or loss. The Company has consistently applied the same accounting policies throughout all periods presented, except as described in Note 3. The Board of Directors approved the consolidated financial statements on February 28, 2014.

3.	Changes in Accounting Policy and Disclosures

New Standards and Interpretations Not Yet Adopted

The IASB has issued the following standards which have not yet been adopted by the Company. Each of the new standards is effective for annual periods beginning on or after January 1, 2014. The Company is completing its assessment of the impact that the new standards will have on its consolidated financial statements.

IFRS 9 – Financial Instruments - classification and measurement

The IASB has suspended the originally planned effective date of January 1, 2015 for IFRS 9. The IASB issued IFRS 9 as the first step in its project to replace IAS 39: Financial Instruments – recognition and measurement. The Company will commence assessing the impact of this new standard upon the announcement of its new effective date.

Amendment to IAS 32 – Financial Instruments – presentation

These amendments are to the application guidance on IAS 31, Financial Instruments: Presentation, and clarify some of the requirements for offsetting assets and financial liabilities on the statement of financial position.

Amendment to IAS 36 – Impairment of Assets

This amendment addresses the disclosure of information regarding the recoverable amount of impaired assets as that amount is based on fair value less costs of disposal.
IFRIC 21 – Levies

This is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event, known as an obligating event. The interpretation clarifies that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

3.	Changes in Accounting Policy and Disclosures (Continued)

New and Amended Standards Adopted

As of January 1, 2013, the Company adopted the new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards. The Company has adopted these new and amended standards without any significant effect on its financial statements.

IFRS 10 – Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated. IFRS 10 sets out three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investors’ return; and the requirements on how to apply the control principle. IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, including subsidiaries, joint arrangements, associates, and special purpose vehicles.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes additional disclosures regarding fair value measurements.

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 require items to be grouped within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. This disclosure requirement has been reflected in the Company’s statement of comprehensive income.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty

a)	Basis of Presentation

These consolidated financial statements include the accounts of the following significant subsidiaries:

	Incorporation	Percentage of Ownership
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%
Sociedad Contractual Minera Retexe Chile (“Retexe”)	Chile	100%

The Company does not have restrictions on its ability to transfer cash to or from its subsidiaries, or to pay dividends, advance loans or make loan repayment within the group companies. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

b)	Mineral property costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the costs of acquisition are expensed over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property with any excess recognized in the income statement. If a property is abandoned, the acquisition costs will be written off to the income statement.

Although the Company has taken steps that it considers adequate to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Title to mineral properties in foreign jurisdictions is subject to uncertainty and consequently, such properties may be subject to prior undetected agreements or transfers.

c)	Mineral property exploration and evaluation expenditures

The Company expenses mineral property exploration and evaluation expenditures when incurred. When it has established that a mineral deposit is technically feasible and commercially viable and following a decision to commence development, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

d)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with an initial term to maturity of 90 days or less.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

e)	Translation of foreign currencies
(i) Presentation currency
The consolidated financial statements are presented in Canadian dollars.
(ii) Functional currency
The financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional currency of the parent company is the Canadian dollar and the functional currency of the Company’s Chilean subsidiaries, Eton and Retexe, is the Chilean Peso. The financial statements of these subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

●	Assets and liabilities – at the closing rate at the date of the statement of financial position.
●	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).
●	All resulting changes are recognized in Other Comprehensive Income (“OCI”) as cumulative translation adjustments.
When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from conversion of the item from functional to reporting currency are considered to form part of the net investment in the foreign operation and are recognized in OCI.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

(iii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the statement of income.

f)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

g)	Property and equipment

Property and equipment are carried at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Amortization is calculated at the following annual rates:

Computer equipment	Straight-line - 3-6 years
Computer software	Straight-line - 2 years
Equipment including vehicles	Straight-line - 3-7 years
Leasehold improvements	Straight-line - 5 years (term of lease)
Office equipment	Straight-line - 3-7 years

h)	Share-based compensation

The Company has adopted an incentive stock option plan. Stock options usually vest in tranches over a period of 1 to 2 years (50 - 100% per year), and expire after 5 years. All share-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity. Share-based compensation expense is recognized over the tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of options expected to vest.

i)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized either in OCI or directly in equity, in which case it is recognized in OCI or in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

j)	Use of estimates and judgements

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Areas of estimates include assumptions used in the accounting for share based compensation, amortization rates, and contingent liabilities. Actual results may differ from these estimates.

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

k)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

•
Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, accounts receivable, and amounts due from related parties, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

•
Available-for-Sale Financial Assets (“AFS”): Investments and other assets held by the Group are classified as AFS and are stated at fair value. Gains and losses arising from changes in fair value are recognized in other comprehensive income and are accumulated in the investments revaluation reserve. When an investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period. The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate at the statement of financial position date.

•
Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable and accrued liabilities and amounts due to related parties. Accounts payable are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Financial liabilities are classified as current liabilities as payment is due within twelve months.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

l)	Royalty payments

The Company expenses all advance royalty payments to mineral property exploration costs. Once a decision on development of mineral properties has been made, the Company will capitalize the advance royalty payments until the commencement of production at which time they will be charged to operations.

m)	Segmented reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief-operating decision maker. The chief operating decision-makers responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior management team, who are tasked with making strategic decisions.

n)	Land easement

The Company expenses all land easement payments to mineral property exploration costs as the agreement with the Chilean Government can be terminated, without penalty, if the Caspiche project does not advance.

5.	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the definition of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue debt and acquire or dispose of assets.

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

The Company’s investment policy is to limit investments to guaranteed investment certificates, banker’s acceptance notes, investment savings accounts or money market funds with high quality financial institutions in Canada and treasury bills, selected with regards to the expected timing of expenditures from operations.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

6.	Financial Instruments

a)	Fair Value

The carrying amount of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term nature of these financial instruments.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The marketable securities held by the Company are carried at fair value based on quoted prices in the active market (Level 1).

The Company has no financial assets or liabilities measured at fair value classified as Level 2 or Level 3.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

6.	Financial Instruments (Continued)

Currency risk

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars). Such foreign currency balances, which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar. Such foreign currency balances, which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

The Canadian parent company had the following balances in foreign currencies as at December 31, 2013 and 2012:

2013 (in thousands)
US Dollars
Cash and cash equivalents	364
Accounts payable and accrued liabilities	(73)
Net balance	291
Equivalent in Canadian Dollars	310
Rate to convert to $ CDN	1.0636

2012 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	782	–
Accounts payable and accrued liabilities	(35)	(110)
Net balance	747	(110)
Equivalent in Canadian Dollars	743	(114)
Rate to convert to $ CDN	0.9949	1.0339

Based on the above net exposures as at December 31, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $31,000 (2012 - $74,300 and $11,400 for the US dollar and Australian dollar respectively) in the Company’s net loss.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

6.	Financial Instruments (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2013 ranged between 1.25% and 1.50%.

Based on the amount of cash and cash equivalents held at December 31, 2013, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $202,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2013 in the amount of $40,435,000 in order to meet short-term business requirements. At December 31, 2013, the Company had current liabilities of $895,000 which are due on demand or within 30 days.

7.	Cash and Cash Equivalents

(in thousands)	December 31, 2013	December 31, 2012
Cash
Investment savings accounts	$40,435	$23,175
Guaranteed investment certificates	–	32,062
Total	$40,435	$55,237

8.	Marketable Securities

The Company holds common shares in San Marco Resources Inc. (“San Marco”) as follows:

	2013	2012
Number of shares held	1,562,500	–

(in thousands)
Cost	$250	$–
Market value – acquired during the year (Note 10(a))	$250	$–
Change in fair value	(187)	–
Market value – end of year	$63	$–

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

9.	Property and Equipment

(in thousands)	Computer Equipment	Computer Software	Equipment including Vehicles	Leasehold Improvements	Office equipment	Total
Cost
As at January 1, 2012	$111	$15	$281	$31	$68	$506
Additions	–	–	98	(9)	–	89
Disposals	–	–	(97)	–	–	(97)
Effect of movements in exchange rates	–	–	13	–	–	13
Balance as at December 31, 2012	$111	$15	$295	$22	$68	$511

Amortization
As at January 1, 2012	$(88)	$(14)	$(149)	$(3)	$(33)	$(287)
Charged for the year	(23)	(1)	(50)	(7)	(35)	(116)
Eliminated on disposal	–	–	61	–	–	61
Effect of movements in exchange rates	–	–	(5)	–	–	(5)
Balance as at December 31, 2012	$(111)	$(15)	$(143)	$(10)	$(68)	$(347)

Net carrying value
As at January 1, 2012	$23	$1	$132	$28	$35	$219
As at December 31, 2012	$–	$–	$152	$12	$–	$164

Cost
As at January 1, 2013	$111	$15	$295	$22	$68	$511
Additions	–	–	22	–	–	22
Disposals	–	–	–	–	–	–
Effect of movements in exchange rates	–	–	(7)	–	–	(7)
Balance as at December 31, 2013	$111	$15	$310	$22	$68	$526

Amortization
As at January 1, 2013	$(111)	$(15)	$(143)	$(10)	$(68)	$(347)
Charged for the year	–	–	(46)	(4)	–	(50)
Eliminated on disposal	–	–	–	–	–	–
Effect of movements in exchange rates	–	–	2	–	–	2
Balance as at December 31, 2013	$(111)	$(15)	$(187)	$(14)	$(68)	$(395)

Net carrying value
As at January 1, 2013	$–	$–	$152	$12	$–	$164
As at December 31, 2013	$–	$–	$123	$8	$–	$131

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

10.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to the NSR and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the property if the property is not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$750,000 paid to December 31, 2013) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

On February 4, 2011 the Company entered into an option on water rights to a total volume of 300 litres per second from a private Chilean company. The rights related to surface water flows and were consumptive in nature. Option payments incurred totalled US$1,100,000 and were expensed as incurred. In June 2013 the Company withdrew from the option.

Water agreement

On May 8, 2013 the Company’s Chilean subsidiary, Eton, entered into an agreement (the “Water Agreement”), which was amended subsequent to December 31, 2013 (see Note 20) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama”). The Water Agreement covers the potential exploration for subsurface water associated with granted tenements at Laguna Verde and Cuenca Two, located in northern Chile. Each company had a 50% interest in each water tenement granted and would incur 50% of the costs associated with exploration. Exeter agreed to contribute US$500,000 to the initial exploration budget. For the year ended December 31, 2013 the Company contributed and expensed approximately US$10,000. Atacama holds its interest in the tenements pursuant to an option agreement with a related Chilean company Minera Hydro Exploraciones SPA (“Hydro”).

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

10.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government. The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development. In order to maintain these rights, the Company paid US$1.5 million and is required to make 10 further payments of approximately US$600,000 annually commencing December 31, 2013 (paid US$600,000 to December 31, 2013), which are valid for 25 years. The Company can terminate the agreement, without penalty, if the Caspiche project does not advance (see Note 20).

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco, for the exploration of the Angeles and La Buena gold-silver properties located in Mexico.

Angeles

Pursuant to an agreement, Exeter had the option to earn an initial 51% in the Angeles property by spending $10.0 million in exploration expenditures over 4 years and an additional 19%, over the next 3 years, for a total of 70%, by spending an additional $10.0 million in exploration expenditures. Exeter was also required to make cash payments totaling $950,000 staged over 7 years. All cash payments were to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange (“TSX-V”). The Company completed the first purchase of $100,000 on completion of due diligence and acquired 625,000 common shares (see Note 8).

Exeter committed to first year expenditures of $1.0 million at Angeles (completed), which was largely related to drilling at the La Bonanza and La Verde target areas. Due to adverse market conditions, the Company terminated the joint venture agreement in December.

La Buena

Pursuant to an agreement, Exeter had the option to earn 60% in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years. Exeter was also required to make cash payments totalling $650,000 staged over 5 years. All cash payments were to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP of San Marco’s shares on the TSX-V. The Company completed the first purchase of $150,000 on completion of due diligence and acquired 937,500 common shares (see Note 8).

Exeter committed to first year expenditures of $1.4 million at La Buena (completed), which included a property scale IP program and a planned drilling program. The Company could withdraw from the option at any time after the first year of expenditures without penalty (see Note 20).

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

10.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below shows the Company’s exploration expenditures for the years ended December 31, 2013, 2012 and 2011.

(in thousands)	2013			2012	2011
	Mexico	Chile	Total	Chile Total	Chile Total
Assays	$62	$44	$106	$122	$104
Consultants and contractors	23	1,413	1,436	2,643	4,258
Drilling	767	2,281	3,048	3,826	3,880
Engineering and geological*	949	1,474	2,423	1,664	3,701
Environmental	22	91	113	91	54
Field camp	33	527	560	1,893	1,704
IVA tax	113	535	648	1,326	1,117
Legal and title	105	456	561	587	492
Metallurgical *	1	230	231	1,036	1,350
Office operations	174	288	462	269	438
Resource development	–	76	76	92	129
Travel	142	471	613	885	894
Wages and benefits *	148	1,125	1,273	1,617	1,696
Water rights option/Access payments	57	2,603	2,660	514	554
Exploration costs	$2,596	$11,614	$14,210	$16,565	$20,371
Cumulative exploration costs	$2,596	$91,760	$94,356	$80,146	$63,581

* Includes share-based compensation as reflected below:

(in thousands)	2013			2012	2011
	Mexico	Chile	Total	Chile Total	Chile Total
Engineering and geological	$74	$533	$607	$476	$1,065
Metallurgical	–	111	111	505	209
Wages and benefits	–	224	224	412	643
Total	$74	$868	$942	$1,393	$1,917

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

11.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

12.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant. No additional options may be granted until the number of options falls below the Plan limit. At December 31, 2013, the maximum number of options issuable under the Plan was 8,840,775. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company. Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the changes in share options during the year is as follows:

	December 31, 2013		December 31, 2012
	Options	Weighted Average Exercise Price

			Options	Weighted Average Exercise Price
Options outstanding, beginning of year	10,530,150	$1.79	12,428,400	$4.30
Granted	2,675,000	1.20	7,110,000	1.85
Exercised	–	–	(1,082,000)	1.92
Cancelled	(1,613,400)	2.22	(6,895,000)	5.25
Forfeited	(50,000)	1.27	(1,031,250)	2.83
Expired	(2,618,750)	2.57	–	–
Options outstanding, end of year	8,923,000	$1.30	10,530,150	$1.79	*

There were nil (2012 – 1,082,000) options exercised during the year at a weighted average exercise price of $nil (2012 - $1.92), and a weighted average trading price at the time of exercise of $nil (2012 - $3.28).

Option holders voluntarily surrendered 1,603,400 options (2012 – 6,895,000 options) and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $nil (2012 - $1,185,954).

*During 2012 the Company re-priced 1,238,000 options which ranged in price from $5.27 to $7.00, to an exercise price of $3.64 per option. These re-priced options had a fair value of approximately $1.04 per option. In 2012, the Company recognized an additional $756,000 in share-based compensation from the re-pricing of these options. The Company also re-priced 1,353,000 options which ranged in price from $2.60 to $6.20, to an exercise price of $1.27 per option. These re-priced options had a fair value of approximately $0.34 per option. In 2012, the Company recognized an additional $395,000 in share-based compensation from the re-pricing of these options.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

12.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at December 31, 2013.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	8,703,000	4.27	$1.27	6,985,500	$1.28
2.01 - 3.00	195,000	0.44	2.51	195,000	2.51
3.01 - 4.00	25,000	0.74	3.99	25,000	3.99
	8,923,000	4.18	$1.30	7,205,500	$1.32
For the options granted during the year, the weighted average fair market value was $1.20 per share.

Share-based Compensation

The fair value of the 2,675,000 (2012 – 7,110,000) options granted by the Company during the years ended December 31, 2013 and 2012 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2013	2012
Expected annual volatility	70%	71%
Risk-free interest rate	0.96% - 1.42%	0.96% - 1.37%
Expected life	5 years	5 years
Expected dividend yield	0.0%	0.0%

Share-based compensation expense of $3,662,000 (2012 - $7,489,000, 2011 - $9,843,000) was recognised in the year and was allocated to contributed surplus.

Share-based compensation expense for the years ended December 31 has been allocated as follows:

(in thousands)	2013	2012	2011
Administration salaries and consulting	$790	$903	$1,465
Directors’ fees	1,240	2,433	2,924
Management fees	690	2,760	3,537
Mineral property exploration expenditures	942	1,393	1,917
Total	$3,662	$7,489	$9,843

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

13.	Contributed Surplus

Details are as follows:

(in thousands)
Balance – January 1, 2011	$26,467
Share-based compensation expense	9,843
Contributed surplus allocated on exercise of stock options	(1,723)
Balance – December 31, 2011	$34,587

Share-based compensation expense	7,489
Contributed surplus allocated on exercise of stock options	(1,739)
Balance – December 31, 2012	$40,337

Share-based compensation expense	3,662
Balance – December 31, 2013	$43,999

14.	Related Party Transactions

An amount due from a related party of $21,000 at December 31, 2013 (December 31, 2012 - $95,000) is for the recovery of common expenditures from one associated company. The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $42,000 at December 31, 2013 (December 31, 2012 - $50,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business. The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended December 31, 2013 a total of $900,000 (2012 - $1,734,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $280,000 (2012 - $360,000) were paid or accrued to a corporation of which a Co-Chairman and former President and CEO of the Company is a principal. As at December 31, 2013, the Company had amounts owing of $10,000 (December 31, 2012 - $23,000) to this company.

b)
Exploration fees of $212,000 (2012 - $289,000) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at December 31, 2013, the Company had amounts owing of $20,000 (December 31, 2012 - $10,000) to this company.

c)
Management fees of $120,000 (2012 - $160,000) were paid to a corporation controlled by a Co-Chairman of the Company. As at December 31, 2013, the Company had amounts owing of $12,000 (December 31, 2012 - $7,000) to this company.

d)
Management fees of $250,000 (2012 - $200,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at December 31, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $Nil) to this company.

e)
Management fees of $Nil (2012 - $650,000) were paid or accrued to a corporation controlled by the former Vice-President, Corporate Development and Legal Counsel. As at December 31, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $Nil) to this company.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

14.	Related Party Transactions (Continued)
f)
The Company paid or accrued rent expense of $38,000 (2012 - $75,000) to a company controlled by a director of the Company. Of this amount, $20,000 (2012 - $35,000) was recovered from a corporation with directors in common. As at December 31, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $10,000) to this company.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby Mining Limited (“Rugby”).

g)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Rugby during the period ended December 31, 2013 was $317,000 (2012 - $270,000). As at December 31, 2013, the Company had amounts receivable of $21,000 (December 31, 2012- $95,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

15.	Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company at December 31, 2013 included four (4) (2012- 4, 2011- 4) executive officers and the three (3) (2012- 4, 2011- 4) independent members of the Board of Directors.

The following compensation has been provided to key management personnel for the years ended December 31:

(in thousands)	2013	2012	2011
Compensation - cash and benefits	$1,163	$1,570	$1,335
Share - based payments	2,611	5,193	6,483
Total	$3,774	$6,763	$7,818

16.	Expenses by Nature

General and administration expense is made up of the following:

Year ended December 31,
(in thousands)	2013	2012	2011
Bank charges	$13	$13	$12
Office	212	208	234
Rent	185	137	129
Telecommunications	28	28	28
Transfer agent	18	18	25
Travel and promotion	115	193	172
Total	$571	$597	$600

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

17.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2014	2015 - 2016	2017 - 2018	2019 - 2025
Office and equipment leases	$582	$316	$266	$–	$–
Land easement payments	5,925	658	1,317	1,317	2,633
Property access agreements	36	36	–	–	–
Advance royalty payments	7,407	274	549	549	6,035
Total	$13,950	$1,284	$2,132	$1,866	$8,668

18.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. The following disclosures are on a geographic basis:

December 31,2013
(in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$40,074	$–	$361	$40,435
Amounts receivable and prepaid expenses	169	74	30	273
Due from related party	21	–	–	21
Other financial assets	63	–	–	63
Property and equipment	1	–	130	131
	40,328	74	521	40,923
Current liabilities	(322)	–	(573)	(895)
	$40,006	$74	$(52)	$40,028
Net loss – year ended December 31, 2013	$4,777	$2,596	$11,678	$19,051

December 31, 2012 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$54,225	$1,012	$55,237
Amounts receivable and prepaid expenses	549	280	829
Due from related party	95	–	95
Property and equipment	11	153	164
	54,880	1,445	56,325
Current liabilities	(416)	(510)	(926)
	$54,464	$935	$55,399
Net loss – year ended December 31, 2012	$8,559	$16,667	$25,226
Net loss – year ended December 31, 2011	$9,991	$20,580	$30,571

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

19.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

(in thousands)	2013		2012		2011
Net loss for the year before income tax		$19,051		$25,226		$30,571
Combined federal and provincial tax rate		25.75%		25.00%		26.50%
Income tax recovery at statutory rates		$(4,906)		$(6,307)		$(8,101)
Losses and other deductions for which no benefit has been recognized		2,082		3,034		4,452
Non-deductible share-based compensation		943		1,873		2,583
Non-deductible mineral property exploration costs		1,019		551		1,698
Foreign exchange rate and tax rate differences		539		649		(657)
Other		323		200		25
Income tax recovery	$	Nil	$	Nil	$	Nil
The significant components of the Company’s consolidated future tax assets are as follows:

(in thousands)	2013	2012	2011
Non-capital loss carry forwards – Canada	$5,708	$4,738	$3,100
Non-capital loss carry forwards – Chile	1,128	851	78
Exploration and development deductions	12,065	10,655	8,644
Property and equipment – Canada	33	32	12
Share issue costs	26	323	755
Other	39	47	–
Unrecognised deferred tax asset	$18,999	$16,646	$12,589

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2013, 2012 and 2011

19.	Income Taxes (Continued)

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $22 million expire as follows:

(in thousands)
2026	$2,242
2027	2,001
2028	2,424
2029	4,038
2031	4,083
2032	4,135
2033	3,030
$21,953

At December 31, 2013, the Company also has tax loss carry forwards in Chile totaling $5.6 million, which are available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

20.	Subsequent Events

On February 26, 2014 the Water Agreement (see Note 10a) was amended (the “Amended Water Agreement”) whereby the Company has the option to acquire 80% of Atacama’s interest from Hydro such that it has a 90% interest in the Amended Water Agreement and must incur 90% of the costs associated with exploration, and Atacama will incur 10%. Pursuant to the Amended Water Agreement an initial US$1.5 million exploration program, has been approved. In addition under the Amended Water Agreement the Company and Atacama are required to pay US$15,000 per litre per second to Hydro for 50% of any water rights approved by the General Directorate of Water Resources in Chile to a maximum of US$1 million, and following any application for water rights, are required to pay US$5,000 per month to Hydro until such application is approved. The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.

On February 27, 2014, the Company announced the termination of the joint venture agreement with San Marco relating to the La Buena project as exploration results had not met Company objectives.

Subsequent to December 31, 2013, the Company’s Chilean subsidiary, Eton, was served with a court claim challenging the Chilean Government’s grant of the Easement. The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Compañía Minera Cerro del Medio SCM (SCM Cerro del Medio). Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits. SCM Cerro del Medio’s claim, sights “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps SCM Cerro del Medio’s Santa Cecilia project mining properties”. A review of the claim by Eton’s Chilean legal counsel has concluded that SCM Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated: April 17, 2014                                                          EXETER RESOURCE CORPORATION

By: /s/ Wendell Zerb
Wendell Zerb, President and Chief Executive Officer
(Principal Executive Officer)