Form 20-F
period 2014-12-31
EXETER RESOURCE CORP
filed 2015-05-08
CIK 1306900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2014
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2014, 88,407,753 common shares of the Registrant were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐                      Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐   No ☒

]

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

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	risks related to the Company operating in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations;
●	risks related to the Company not having any mineral reserves;
●	risks related to the Company’s requirement to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche;
●	risks related to the Company’s ability to secure adequate water or power resources for the Caspiche project in the near term;
●	risks related to the inherently dangerous activities of mining exploration, development and production;
●	risks related to the Company’s operations containing significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations;
●
risks related to the Company not having surveyed any of its properties, including risks related to the lack of guarantee on clear title to mineral properties and the uncertainty that the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation;

●
risks related to environmental approvals, when received, being subject to court challenges.  Such challenges, if successful can result in considerable additional costs or delay or stop future project development;

●
risks related to changes in the market price of gold, copper, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;

●	risks related to land reclamation requirements which may be burdensome;
●	risks related to regulations governing issues involving climate change, which could have a material adverse effect on the Company’s business;
●	risks related to the natural resource industry being highly competitive, which could restrict the Company’s growth;
●	risks related to market forces outside the Company’s control that could negatively impact the Company’s operations;
●	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;
●	risks related to the Company's property interests being in foreign countries which are subject to risks from political and economic instability in those countries;
●
risks related to the Company having a history of losses and expecting losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders;

●	risks related to the global economy;
●	risks related to the Company’s lack of cash flow sufficient to sustain operations and its expectation that it will not receive operating revenue in the foreseeable future;
●	risks related to foreign currency fluctuations;
●
risks related to the market for the Company’s common shares being subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s common shares;

●	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
●	risks that the Company could be deemed a passive foreign investment company (“PFIC”), which could have negative consequences for U.S. investors;
●	risks related to the Company’s intent to not pay dividends;
●	risks related to increased costs and compliance risks as a result of being a public company;
●	risks related to differences in United States and Canadian reporting of reserves and resources;
●	risks related to the potential inability of U.S. investor’s to enforce civil liabilities against the Company or its directors, controlling persons and officers; and
●	risks related to the Company being a foreign private issuer under U.S securities laws.

The above list is not exhaustive of the factors that may affect our forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” below in this Annual Report on Form 20-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law.  Investors are cautioned against attributing undue certainty to forward-looking statement.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars.  For the years ended December 31, 2014, 2013, and 2012, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”).  For the years ended December 31, 2011 and 2010, which annual audited consolidated financials are not presented in this Annual Report, we prepared our consolidated financial statements in accordance with IFRS as issued by the IASB.  Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Glossary of Mining Terms
Ag	Symbol used for silver in the periodic table of elements.

Andesite	A dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

As	Symbol used for arsenic in the periodic table of elements.

Assaying	Laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample. Technique usually involves firing/smelting.

Au	Symbol used for gold in the periodic table of elements.

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample	A collection of representative mineralized material whose location, geologic character and metal assay content can be determined, and then used for metallurgical or geotechnical testing purposes.

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

Felsic	An adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade	The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hg	Symbol used for mercury in the periodic table of elements.

Hydrothermal	The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Ignimbrite	A felsic volcanic tuff in which the fragments were welded together as the tuff cooled.

Intrusion/Intrusive	Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer	An instrument for detecting and measuring changes in the earth's magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

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

Pyroclastic	Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent; applied to the rocks and rock layers as well as to the textures so formed.

Quartz	Crystalline silica; often forming veins in fractures and faults within older rocks.

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

Sampling	Taking a sample of rock or material in order to test and assay its mineral composition.

Sediments/Sedimentary	Rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear Zone	A zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silicification	The in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Stockwork	A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Tuff	A general term for all consolidated pyroclastic rocks.

Vein	A thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics	Those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth's surface before solidifying.

PART I

Item 1.                 Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.                 Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                 Key Information

A.           Selected Financial Data

The selected financial data and the information of the Company in the following table as at December 31, 2014, 2013, and 2012 and for the years then ended was derived from the audited consolidated financial statements of the Company presented in this Annual Report on Form 20-F, audited by PricewaterhouseC oopers LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this Annual Report on Form 20-F.  The selected financial data and the information of the Company as at December 31, 2011 and 2010 and for the years then ended in the following table was derived from the audited consolidated financial statements of the Company which are not presented in this Annual Report on Form 20-F.

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

In this Annual Report on Form 20-F all dollars are expressed in Canadian dollars unless otherwise stated.

(in thousands, except for share data)	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Income
Interest Income	$497	$643	$812	$977	$530
(Loss) gain on sale of assets	-	-	(6)	14	-
Loss from continuing operations	(10,565)	(19,051)	(25,226)	(30,571)	(30,311)
Gain (loss) from discontinued operations	-	-	-	-	116,547
Net (loss) income for the year	(10,565)	(19,051)	(25,226)	(30,571)	86,236
Net (loss) income and comprehensive (loss) income for the year	(10,559)	(19,033)	(25,154)	(30,627)	86,236
Basic and diluted loss per common share from continuing operations	(0.12)	(0.22)	(0.29)	(0.35)	(0.39)
Basic (loss) income per common share from net (loss) income and comprehensive (loss) income for the year	(0.12)	(0.22)	(0.29)	(0.35)	1.12
Diluted (loss) income per common share from net (loss) income and comprehensive (loss) income for the year	(0.12)	(0.22)	(0.29)	(0.35)	1.08
Total Assets	31,042	40,923	56,325	72,880	91,371
Total Liabilities	1,168	895	926	1,896	1,696
Working Capital	29,790	39,897	55,235	70,765	89,441
Share Capital	246,089	246,089	246,089	242,270	238,454
Total Equity	29,874	40,028	55,399	70,984	89,675
Weighted Average Number of Common Shares Outstanding	88,407,753	88,407,753	88,235,975	86,915,354	76,808,345

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’, however, accounting policies require the application of management’s judgment in respect of the following relevant matters:

(i)
use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period.  Significant areas requiring the use of estimates include contingent liabilities, amortization rates, and the determination of the assumptions used in the calculation of share-based compensation expense.  Actual results could differ from those estimates used in its consolidated financial statements.

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

Recent Changes in Accounting Policy and Disclosures

New and Amended Standards Adopted

As of January 1, 2014, the Company adopted the following new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards.  The Company has adopted these new and amended standards without significant effect on its consolidated financial statements.

Amendment to IAS 32 – Financial Instruments – presentation

These amendments are to the application guidance in IAS 32, Financial Instruments: Presentation, and clarify some of the requirements for offsetting assets and financial liabilities on the statement of financial position.

Amendment to IAS 36 – Impairment of Assets

This amendment changes the disclosure requirements regarding the recoverable amount in circumstances where an impairment loss has been recognized or reversed, when there has been no impairment of a cash generating unit with goodwill or intangible assets and to require additional disclosure when an impairment of assets is based on fair value less costs of disposal.

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

IFRS 9 – Financial Instruments - classification and measurement

IFRS 9, reflects the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39.

The standard was initially effective for annual periods beginning on or after January 1, 2013, but the complete version of IFRS 9, issued in July 2014, moved the mandatory effective date to January 1, 2018.  The Company is currently completing its assessment of the impact that this new standard will have on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations.  IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue.  IFRS 15 is effective for reporting periods beginning on or after January 1, 2017.  Earlier adoption is permitted.  There should be no impact on the Company’s consolidated financial statements from this new standard.

Exchange Rates

The following tables set out the exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“Cdn$”) for (i) the average exchange rates (based on the average of the exchange rates on the last day of each month) in each of the years 2010 to 2014 and the low rate in each of those years, and (ii) the range of high and low exchange rates in each of the months November 2014 to April 2015.

The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates as published by the Bank of Canada, as expressed in the amount of one United States Dollar equal to Canadian dollars.

	2015 (to May 4)	2014	2013	2012	2011	2010
High for period	1.2803	1.1643	1.0697	1.0418	1.0604	1.0778
Low for period	1.1728	1.0614	0.9839	0.9710	0.9449	0.9946
End of period	1.2111	1.1601	1.0636	0.9949	1.0170	0.9946
Average for period	1.2386	1.1045	1.0299	0.9996	0.9891	1.0299

The following table sets forth, for each period indicated, the high and low exchange rates for one United States dollar expressed in Canadian dollars on the last day of each month during such period, based on the noon buying rate.

	November	December	January	February	March	April
	2014	2014	2015	2015	2015	2015
High	1.1427	1.1643	1.2717	1.2635	1.2803	1.2612
Low	1.1236	1.1344	1.1728	1.2403	1.2440	1.1954

Exchange rates are based on the Bank of Canada nominal noon exchange rates.  The nominal noon exchange rate on May 4, 2015 as reported by the Bank of Canada for the conversion of one United States dollar into Canadian dollars was US$1.00 = Cdn$1.2111.

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

The Company does not have any mineral reserves or water rights.

The Company is at the exploration stage on all of its properties and is engaged in ongoing engineering work in order to determine if any economic deposits exist on its properties.  The Company may expend substantial funds in exploring certain of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economically viable quantities of minerals are found.  Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into commercial production.  Finding commercially viable mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade, amenability to metallurgical processing, and proximity to infrastructure, availability of power and water, as well as metal prices.  The Company’s Caspiche project is located in the Atacama region of Northern Chile which has been experiencing drought conditions for an extended period resulting in considerable stress on available water resources.  In addition, the Chilean government is currently reviewing regulations regarding water rights and there is greater uncertainty regarding the potential to secure water rights in the area.  While the Company believes that it has discovered significant quantities of water at the Peñas Blancas exploration concessions which may be adequate for the potential development options identified in the PEA Report, it does not have any water rights.  In order to obtain water rights it is required to make applications to various government departments including the General Directorate of Water Resources and the Ministry of Public Land of the Chilean government (“BBNN”).  In the event that water rights are secured, the ability to extract and use such water is subject to further permitting appraisal from the authorities and there is no guarantee that such permits will be received.  The Company is also continuing to pursue other avenues for acquisition of water resources.  The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.  There can be no assurance that the Company’s operations will be profitable in the future.  There is no certainty that the studies conducted by the Company will result in a commercially viable mining operation.  No assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that the identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited.  There can be no assurance that minerals recovered in small scale tests or the results of pilot plant operations and metallurgical testwork will be duplicated in large scale tests under on-site conditions or in production.  If the Company is unsuccessful in its development efforts, the Company may be forced to acquire additional projects or cease operations.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest in the Caspiche project.

If the Company is unable to fulfill the requirements of these agreements, including the requirement to make advance royalty payments and commence commercial production within a fixed period, its interest in its Caspiche project could be lost.

The Company’s operations are subject to the inherent risk associated with mineral exploration, development and production activities.

Mineral exploration development and production activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Environmental hazards, industrial accidents, unusual or unexpected geological formations, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land-slides, the inability to obtain suitable or adequate machinery, equipment or labor, and the inability to meet ongoing requirements of various permits required for operations are other risks involved in the operation of mines and the conduct of exploration, development and production programs.  Operations and activities in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines, if any, and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  The occurrence of such risks could cause significant delays or cancelation in the conduct of the Company’s activities which could negatively impact profitability.

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

The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt.  If title is disputed, the Company will have to defend its ownership through the courts.  In the event of an adverse judgment, the Company would lose its property rights.  Some of the Company’s exploration concessions associated with its Caspiche project overlap exploration concessions held by other parties and entitlement to such concessions has not yet been determined and is not assured.  Some of the land over which the Company holds exploration concessions may be subject to claims of indigenous populations which have not been resolved.  The Company has secured an easement for surface rights for most of the area required for the potential development of Caspiche however the easement is being challenged in court and there is no guarantee that the Company will be successful in maintaining its rights under the easement.  In addition the Company will be required to negotiate agreements with indigenous communities over certain areas required for potential development of its project and there is no certainty that such negotiations will be successful.

A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business.

The Company is dependent on various supplies and equipment to carry out its mineral exploration and, if warranted, development operations.  Any shortage of such supplies, equipment and parts could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit or increase the cost of potential future production.

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

In addition various parties can commence court challenges to any permits or authorizations granted by the authorities.  Such court challenges if successful can result in significant delays and increased costs for potential project development.

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

The Company has limited financial resources and has no operating cash flow.  As of December 31, 2014, the end of the last financial year, the Company had incurred accumulated losses totalling approximately $261 million.  Continued development efforts will require additional capital to maintain and advance the studies on the Company’s Caspiche project.  Additionally, development of the Company’s Caspiche project would require significant additional capital which the Company may be unable to access.  The Company has been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing however should it determine to proceed with development of its properties it may be required to obtain loans or other sources of finance for such development.  However, the Company may not be able to obtain additional equity or other financing on reasonable terms, or at all.  If the Company is unable to obtain sufficient financing in the future, it might have to dramatically slow development efforts and/or lose control of its Caspiche project.  If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders.  These financings may be on terms less favourable to the Company than those obtained previously.

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

The Company’s operations at December 31, 2014 were located in Chile which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. Dollars, Australian Dollars, and Chilean Pesos.  Such fluctuations may adversely affect the Company’s financial position and results.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Common Shares of the Company

The market for the Company’s common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares.

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company, or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as economic recessions and changes to legislation in the countries in which it operates.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral.  In the last five financial years, the price of the Company’s common shares has fluctuated between $0.53 and $9.32.  The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be subject to volatility resulting from purely market forces over which the Company will have no control such as that experienced recently resulting from the economic downturn due to the on-going economic uncertainty in the United States, Europe and elsewhere around the globe.  Further, despite the existence of a market for trading the Company’s common shares in Canada, the U.S. and Germany, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

The Company is dependent upon key management, the absence of which would have a negative effect on the Company’s operations.

The Company depends on the business and technical expertise of its management and key personnel, including Wendell Zerb, President and Chief Executive Officer, Bryce Roxburgh, Co-Chairman, Yale Simpson, Co-Chairman and Cecil Bond, Chief Financial Officer.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required.  The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.  The Company has entered into services agreements with Wendell Zerb, Bryce Roxburgh, Yale Simpson and Cecil Bond and some of its senior personnel.  The Company maintains no “key man” life insurance on any members of its management or directors.

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

The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders of common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2014, and may be a PFIC in future tax years.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period of the common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s adjusted tax basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Consequences.”  Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

The Company does not intend to pay dividends.

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.  As a result, an investor’s return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

Increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years.  The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX in the future.  These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly.  There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”).  Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment.  Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the common shares.  These rules and regulations have made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future.  As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.  If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate consolidated financial statements and comply with the requirements of Sarbanes-Oxley and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

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

On March 11, 2010, shareholders of the Company approved a plan of arrangement to create two independent companies focused on mineral exploration and development in Argentina and Chile, respectively (the “Plan of Arrangement”), and (ii) a change in the authorized share capital from 100,000,000 to an unlimited number of common shares.  Under the Plan of Arrangement, which was approved by a final order of the British Columbia Supreme Court on March 12, 2010, Exeter retained all assets relating to the Caspiche gold-copper discovery, together with approximately $45.0 million in working capital, and focused on the advancement of Caspiche.  On March 22, 2010 Exeter transferred to Extorre Gold Mines Limited (“Extorre”), its Cerro Moro and other exploration properties in Argentina and approximately $25.0 million in working capital.

The head office of the Company is located at Suite 1660, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.  The address for service and the registered and records office of the Company is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Three Year History

The Company is engaged in the business of acquisition, exploration and development of mineral properties located in the Maricunga Region, Chile; its business development over the last three years is described in the following paragraphs.  Unless otherwise noted, Jerry Perkins, Vice President Development and Operations of the Company, a qualified person (“QP”) under NI 43-101, is responsible for the preparation of scientific or technical information in this Annual Report on Form 20-F and Matthew Williams, Exploration Manager – South & North America of the Company, a QP under NI 43-101, is responsible for geology and mineral resource information in this Annual Report on Form 20-F.

2012

Work to advance the Caspiche project during 2012 included the following:

●	Ongoing metallurgical programs designed to improve metal recoveries

●	Geotechnical studies to support the infrastructure placement

●	Hydrology and hydrogeological studies both at Caspiche and other locations with potential to provide viable water sources for future operations

●	Environmental base line programs to support an eventual Environmental Impact Assessment

●	Evaluation of the potential to secure an alternative early power supply by taking a branch off the line which feeds the current Maricunga mine

●	Drilling operations at a water exploration concession denominated Cuenca One

●	Development of detailed topography to 0.5 m contours for the immediate project area and infrastructure required by the project

●	Application for an easement over the surface area that could potentially be affected by the development of the Caspiche project

These programs were designed to allow development of a comprehensive feasibility study (“FS”) for the oxide stand-alone portion of the project and an updated pre-feasibility study (“PFS”) on the larger Caspiche project should the Company determine to proceed to FS or updated PFS studies.

2013

In January the Company announced the continuation of water exploration drilling at Cuenca One.

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

The Company had the option to earn up to 70% of the Angeles property by incurring expenditures of $10 million over 4 years to earn 51%, and the additional 19% by spending an additional $10 million over the following 3 years.  The agreement provided for cash payments of $950,000 staged over 7 years by way of placements in San Marco at a 25% premium to San Marco’s 20 day volume weighted average share price (“VWAP”).  Exeter committed to a first year expenditure of $1.0 million (completed).  Due to adverse market conditions, the Company terminated its joint venture agreement relating to the Angeles project in December.

The Company had the option to earn 60% of the La Buena property by spending $15 million in expenditures and by making cash payments of $650,000 staged over 5 years by way of placements in San Marco at a 25% premium to its 20 day VWAP.  The Company committed to first year expenditures of $1.4 million (completed).

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

In June, the Company announced that its Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton Chile”), had entered into a joint venture agreement (“JV”) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”).  The JV covered the potential exploration for subsurface water associated with water exploration concessions applied for at Peñas Blancas (Laguna Verde), Quebrada El Fraile and at Cuenca Two, all located in northern Chile.  The agreement included provisions that each company would own a 50% interest in each water tenement and any water rights granted and would incur 50% of the costs associated with exploration.  Exeter’s initial exploration commitments totalled US$500,000.

The Company’s application for surface rights at Caspiche (the “Easement”), was granted by the Chilean Government.  The Easement gives the Company the right to carry out work and install all of the infrastructure and surface modifications required for the potential development of a mining operation, including roads, excavations, stockpiles, buildings, pipelines, power lines, tailings storage facilities and the like.  The Company already had a lease agreement with the Chilean Government for the surface rights that corresponded to its initial mineral rights in the area, and the Easement extended this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  The Easement excluded specific surface rights in areas owned by the indigenous community, the Comunidad Colla Rio Jorquera y sus afluentes (CCRJ).  The Company has an access agreement with CCRJ and expects to maintain a good relationship, including open communications with the CCRJ and other indigenous communities in the Maricunga area.

The Company announced the evaluation of a new approach for the potential development of the Caspiche deposit.  The new approach considered both a standalone open pit oxide gold operation as well as a similar initial operation that then later combines with underground mining of the central higher grade gold copper sulphide core.  Santiago based engineering consultancies, NCL Construccion y Ingenieria (“NCL”) and Alquimia Conceptos S.A. (“Alquimia”) conducted the initial studies.  These new studies investigated lower capital cost and scaleable mining alternatives than a large scale, capital intensive super pit scenario.

The study targeted mining the higher grade zone using selective, top-down, open stope mining methods, rather than the bottom-up (block cave) underground approach previously evaluated by the Company.  The objective was to accelerate access to the higher grade core with lower upfront capital expenditures.  Anticipated advantages to a smaller scale, but higher grade operation include reduced water and power requirements when compared to a large scale open pit scenario.

2014

The Company continued its work on the Caspiche project in an effort to advance the project through the review of lower capital alternatives for the potential development of the project.  Options assessed included open pit mining of the near surface oxide zone (gold only), followed by a deepening of the open pit and underground mining of the central, higher grade portion of the gold-copper sulphide deposit.

In January, Eton Chile negotiated new water exploration agreement terms (“Water Agreement”) with Atacama Pacific.  The new terms amended the original agreement entered into between the parties in May 2013 and allowed Eton Chile to earn an additional 40% interest, for an aggregate 90% interest, in water exploration tenements Cuenca Two, Quebrada El Fraile, and Peñas Blancas.  Water exploration tenements have a maximum term of two years during which exploration activity can be conducted and are not renewable.  A new application is required after two years should future exploration be warranted.  In the event that water is discovered an application for water rights must be made within 90 days of the expiry of the water concession.

The objective of the water program is to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at the Company’s Caspiche gold-copper project.

In February, Exeter informed San Marco that results from exploration at the La Buena project did not meet Company objectives and that it was terminating the joint venture agreement.

During the first quarter of 2014, Eton Chile was served with a court claim challenging the Chilean Government’s 2013 grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Cerro del Medio.  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  Cerro del Medio’s claim, cites “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton Chile’s Chilean legal counsel has concluded that Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

In May, the Company released the results of a preliminary economic assessment (PEA) for Caspiche.  The PEA reported on the work carried out in evaluating new approaches to potential development at Caspiche described at the end of the section on 2013 operations above in this Annual Report.  It concentrated on three new low capex potential development options, all of which require modest quantities of water to support mining operations.

The Company announced that three large-diameter drill holes completed at the Company’s water exploration concession (option for 90% interest) Peñas Blancas, had intersected potentially significant quantities of water based on preliminary evaluation using airlift testing.  Down hole pump testing, a more definitive measurement technique to quantify water flow rates and the recharge rate, was completed on one hole, LV-03.  Pump tests on LV-03 confirmed a potentially significant water resource.  Tests included a series of variable and fixed-speed pump tests.  At each flow rate tested, the water table stabilized and recovered rapidly, suggesting favourable permeability and transmissivity.  Flow rates of +40 litres per second (“l/s”) were tested.

In October 2014, the Company announced an expanded water drilling program at Peñas Blancas.  The expanded water exploration program included completing two additional large diameter water bore holes and a series of smaller diameter water monitoring holes together with down hole pump tests and water level measurements to quantify water flow rates and aquifer recharge rates.  Results from the pump tests carried out on LV-03, indicated the potential for sustainable flows of over 200 l/s once all five holes have been tested (two new holes and three from drilling in Q2/14).

New metallurgical column leach results from the Company’s Caspiche oxide gold zone were encouraging, suggesting previous estimates for life of mine heap leach recoveries of approximately 80% might be conservative.  The Company believes the leach tests for coarsely crushed -50 mm material, indicated potential for increased metallurgical recoveries in the shallower zones, hence enhanced project cash flow.  Five PQ diamond drill cores provided a total of 74 bottle roll test samples and 17 column test samples, including 10 column tests on -50 mm material.  The column test materials were composited level by level to simulate mining intervals of two years within a ten year mine plan.  Well mineralized gravel, which overly the oxide zone were also tested.  The test work was designed to systematically test the oxide zone to confidence levels approaching the requirements for a final feasibility study.

In December, the Company announced the filing of an amended technical report prepared by Santiago based engineering consultancies, NCL Ingeniería y Construcción and Alquimia Conceptos S.A. titled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated December 19, 2014 with an effective date of April 30, 2014 (the “PEA Report”).  The PEA Report identified three new low capex, potential development options, all of which required modest quantities of water compared with the requirements of a large scale open pit.  The PEA Report calculated that the 30,000 tonne per day (“tpd”) standalone oxide operation would require a peak water supply of less than 50 l/s.  This option produced an estimated average of 122,000 gold equivalent* ounces annually over a projected ten year mine life, including 148,000 ounces annually in the first five years.  The standalone oxide open pit mine plan benefited from lower up front capital requirements and sequenced higher start up grades in the initial part of the mine life.  In addition, a low life-of-mine strip ratio (0.27:1) and favorable leach kinetics were positive contributors to the project economics.  At US$1,300/oz gold pre-tax net present value (“NPV”) was US$355 million, generating an internal rate of return (“IRR”) of 34.7%, and a payback period of 3.4 years from initial construction (after-tax 27% NPV 5% US$252 million, IRR 28.5%).  The other two potential development options considered the phased treatment of both oxides and sulphides at 60,000 tpd and 27,000 tpd respectively.  One option looked at mining both gold in oxides and gold-copper in sulphides by open pit only.  This option required a peak water supply of about 190 l/s.  The other option looked at open pit mining of gold in oxides followed by selective high grade underground mining of gold-copper sulphide mineralization, an option that required a peak supply of 150 l/s.

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

The progress on and results of work programs on the Company’s principal property is set out “Item 4. Information on the Company – Item D. Property, Plants and Equipment”.  At this time, based on the exploration results to-date, the Company cannot project significant mineral production from any of its existing properties.

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

Gold equivalent oz (AuEq) value is based on Au, Ag and Cu revenues (prices and recoveries involved). AuEq oz [troy oz] = [Au g/t * Rec Au * tonnes]/31.1 + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ gold price troy oz + [[Cu% * Rec Cu * tonnes]*2204] * copper price lbs/gold price troy oz. Recoveries are adjusted based on metallurgical characteristic of the resource.

Business Cycles

Late in 2008 the credit crisis in the United States sent many economies, including the Canadian economy, into a recession.  Since then, some of the markets have recovered, however the economies of certain States within the European Economic Union have declined and the commodity market has remained volatile.  The gold market, late in 2010, made significant gains in terms of US Dollars but remained volatile throughout 2011 and suffered declines through the latter part of 2012 and through 2014.  In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Chile.  In particular, exploration on the Company’s Caspiche property at higher altitude is challenging and potentially not possible in winter.

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

For each exploration concession the titleholder must pay an annual fee per hectare (“ha”) to the Chilean Treasury and exploration concessions have a duration of two years.  At the end of this period, they may (i) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

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

Foreign Operations

Mineral exploration and mining activities in Chile may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions may adversely affect the Company’s business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

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

C.           Organizational Structure

The Company has three wholly-owned subsidiaries: Eton Chile, Sociedad Contractual Minera Retexe Chile (“Retexe Chile”), and Eton Mining Corp (“Eton”).  Eton Chile and Retexe Chile are Chilean corporations, registered to conduct the Company’s business in Chile.  Eton is a British Columbia corporation, and is not currently active.

D.           Property, Plants and Equipment

Presently, the Company is in the exploration stage of its mineral project development (as those terms are considered under Canadian disclosure requirements; under SEC Industry Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Industry Guide 7 standards, See “Cautionary Note to United States Investors Concerning Reserve and Resource Estimates” above.).  It owns no producing properties.  The Company’s properties are currently in the exploratory stage.  In order to determine if a commercially viable mineral deposit exists in any of such properties, further exploration work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.  The following is a discussion of the Company’s material mineral properties.

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

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to a 3% NSR from production from the properties and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the properties if the properties are not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,000,000 paid to December 31, 2014) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

The following is based on the Summary section of an independent technical report on the Caspiche property titled, “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile”, with an effective date of April 30, 2014 and an amended and restated date of December 19, 2014.  The NI 43-101 technical report was prepared by Carlos Guzmán, Mining Eng., FAusIMM and registered member of the Chilean Mining Commission; Leticia Conca, Mining Eng., and registered member of the Chilean Mining Commission; Rick Adams, BSc, and member of the Australian Institute of Geoscientists and member of the AusIMM with Chartered Professional (Geology) accreditation all of whom are QPs under NI 43-101.  The report is available for viewing on SEDAR at www.sedar.com.

Information dated subsequent to the date of the technical report is provided by the Company.

The reader is cautioned that the following is an abridged summary only and is directed to view the full technical report on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Location

The Caspiche project is located high in the central Chilean Andes, within the 3rd Region of Chile.  The property is located 120 km ESE of Copiapó, which has a population of approximately 130,000 people, in northern Chile and is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the operating Maricunga Gold Mine (formerly Refugio), 15 km to the north.

Figure 4.1: Caspiche Location Map (Source: Exeter, 2013)

Concessions and Mineral Rights

Chile is a country with a stable mining industry with mature mining laws.  There are two types of mining concessions in Chile, exploration concessions and exploitation concessions.

With exploration concessions, the titleholder has the right to carry out all types of exploration activities within the area of the concession.  Exploration concessions can overlap, but only the titleholder with the earliest dated exploration concession over the area, can exercise these rights.  For each exploration concession, the titleholder must pay an annual fee per ha to the Chilean Treasury.  Exploration concessions have duration of two years.  At the end of this period, the concession may be renewed for 2 more years, in which case at least 50% of the surface area must be renounced; or converted, in total or in part, into exploitation concessions.

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

At the effective date of this Annual Report on Form 20-F, the Caspiche property consists of twenty-one granted mining exploitation concessions totalling 3,961 ha and four exploitation concessions in application covering an additional 880 ha.  The granted mining exploitation concessions are listed in Table 4-1 and those under application are listed in Table 4-2.

Table 4-1: Exeter Caspiche Mining Exploitation Concessions - Granted

Concession Name	ROL	Hectares	Concession Type
Caspiche 1/10	03203 – 1455 – 0	100	Exploitation
Caspiche Segundo 1/32	03203 – 1494 – 1	312	Exploitation
Vega de Caspiche 1/9	03203 – 1493 – 3	81	Exploitation
Caspiche Tercero 1/10	03203 – 1495 – K	100	Exploitation
Caspiche IV 1/7	03203 – 4659 – 2	300	Exploitation
Caspiche V 1/20	03203 – 4660 – 6	200	Exploitation
Caspiche VI 1/25	03203 – 4661 – 4	300	Exploitation
Caspiche VII 1/20	03203 – 4662 – 2	200	Exploitation
Caspiche VIII 1 /30	03203 – 6117 – 6	300	Exploitation
Caspiche IV 11	03203 – 4727 – 0	30	Exploitation
Troya 1/12	03203 – 1856 – 4	120	Exploitation
Panorama 1 1/250	03203 – 8292 – K	250	Exploitation
Panorama 2 1/300	03203 – 6293 – 8	300	Exploitation
Panorama 3 1/100	03203 – 6294 – 6	100	Exploitation
Panorama 4 1/300	03203 – 6295 – 4	300	Exploitation
Panorama 5 1/50	03203 – 6296 – 2	50	Exploitation
Panorama 6 1/200	03203 – 6297 – 0	200	Exploitation
Panorama 7 1/300	03203 – 6298 – 9	300	Exploitation
Panorama 9 1/178	03203 – 6300 – 4	178	Exploitation
Panorama 10 1/160	03203 – 6301 – 2	160	Exploitation
Panorama 8A 1/80	03203 – 6202 – 0	80	Exploitation
TOTAL		3,961

Table 4-2: Exeter Caspiche Exploitation Concessions - In Application

Concession Name	ROL	Hectares	Concession Type
ESCUDO IV 1/240	03203 – 5923 – 6	240	Exploitation in application
ESCUDO V 1/240	03203 – 5924 – 4	240	Exploitation in application
ESCUDO V1 1/100	03203 – 5925 – 2	100	Exploitation in application
PANORAMA 8 1/300		300	Exploitation in application
TOTAL		880

The Caspiche exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report.  Exeter paid the annual license fee for the Caspiche concessions for the period 2014 to 2015 and Exeter expects to make all payments required to maintain the properties in good standing in the future.

At the effective date of this report Exeter had been granted twenty-three mining exploration concessions over the original concessions, vacant ground and those of third parties, totaling 6,300 ha and thirty-five exploration concessions in application covering an additional 9,000 ha.  These concessions are valid under Chilean law, but are considered junior to the Caspiche and third party concessions where they overlap.  The concessions that overlap the Caspiche concessions were established by Exeter as a safeguard only.  The granted Exeter mining exploration concessions are listed in Table 4-3 and those under application are listed in Table 4-4.

Table 4-3: Exeter Exploration Concessions - Granted

Concession Name	ROL	Hectares	Concession Type
FLAMINGO 1	03102 – G627 – 7	300	Exploration
FLAMINGO 2	03102 – G628 – 5	300	Exploration
FLAMINGO 3	03102 – G629 – 3	300	Exploration
FLAMINGO 4	03102 – G630 – 7	300	Exploration
FLAMINGO 5	03102 – G631 – 5	300	Exploration
FLAMINGO 6	03102 – G632 – 3	300	Exploration
CORVINA 1A	03203 – C284 – 1	300	Exploration
SALMON 1A	03203 – C283 – 3	100	Exploration
REINETA 1A	03203 – C280 – 9	200	Exploration
REINETA 2A	03203 – C281 – 7	300	Exploration
REINETA 3A	03203 – C282 – 5	300	Exploration
GLORIA 1	03203 – 2492 – 6	200	Exploration
GLORIA 2	03203 – 2493 – 4	200	Exploration
LACUS B 5	03201 – H591 – 1	300	Exploration
LACUS B 6	03201 – H592 – K	300	Exploration
LACUS B 7	03201 – H590 – 3	300	Exploration
LACUS B 9	03201 – H605 – 5	300	Exploration
LACUS B 10	03201 – H606 – 3	300	Exploration
LACUS B 11	03201 – H507 – 1	200	Exploration
LACUS B 13	03201 – H508 – K	300	Exploration
LACUS B 14	03201 – H509 – 8	300	Exploration
LACUS B 15	03201 – H510 – 1	300	Exploration
LACUS B 18	03201 – H511 – K	300	Exploration

Table 4-4: Exeter Exploration Concessions – In Application

Concession Name	ROL	Hectares	Concession Type
ALBACORA 1A	N/A	300	Exploration in application
ALBACORA 2A	N/A	300	Exploration in application
PANORAMA 12A	N/A	300	Exploration in application
PANORAMA 13A	N/A	300	Exploration in application
PANORAMA 14A	N/A	300	Exploration in application
PANORAMA 15A	N/A	300	Exploration in application
PANORAMA 16A	N/A	300	Exploration in application
PANORAMA 17A	N/A	300	Exploration in application
PANORAMA 18A	N/A	300	Exploration in application
PANORAMA 19A	N/A	300	Exploration in application
ESCUDO 7A	N/A	300	Exploration in application
ESCUDO 8A	N/A	100	Exploration in application
ESCUDO 9A	N/A	100	Exploration in application
ESCUDO 10A	N/A	300	Exploration in application
ESCUDO 11A	N/A	300	Exploration in application
ESCUDO 12A	N/A	300	Exploration in application
ESCUDO 13A	N/A	200	Exploration in application
ESCUDO 14A	N/A	300	Exploration in application
ESCUDO 15A	N/A	200	Exploration in application
ESCUDO 16A	N/A	200	Exploration in application
ESCUDO 17A	N/A	300	Exploration in application
ESCUDO 18A	N/A	300	Exploration in application
ESCUDO 19A	N/A	100	Exploration in application
ESCUDO 20A	N/A	300	Exploration in application
ESCUDO 21A	N/A	300	Exploration in application
ESCUDO 22A	N/A	300	Exploration in application
ESCUDO 23A	N/A	300	Exploration in application
ESCUDO 24A	N/A	300	Exploration in application
ESCUDO 25A	N/A	300	Exploration in application
FLAMINGO 7	N/A	200	Exploration in application
FLAMINGO 8	N/A	200	Exploration in application
FLAMINGO 9	N/A	200	Exploration in application
FLAMINGO 10	N/A	200	Exploration in application
FLAMINGO 11	N/A	200	Exploration in application
FLAMINGO 12	N/A	200	Exploration in application

On March 4, 2011, Exeter entered into a four year option agreement with Xstrata Norte Exploraciones for their VIN properties located immediately east of the Exeter Caspiche concessions.  The agreement with Xstrata provides for Exeter to acquire 100 % of the VIN properties by meeting escalating annual drilling requirements, to a total of 15,000 m, within 4 years.  After the 15,000 m of drilling is completed, Xstrata has a once only back in right to acquire a 60 % interest in the property, provided the discovery of a deposit of greater than 100 Mt at >0.5 % copper has been made.  Should Xstrata elect to back in, it must pay Exeter three times its expenditure on the property.  In the event that Xstrata does not exercise its back in right, its interest will revert to a 2 % NSR.  Exeter has the right to purchase 50 % of the NSR for US$10 million.  Currently Exeter is in negotiations to extend the option agreement.  If the option agreement is not extended the Company will lose the rights to the VIN properties.

The VIN exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report.  Exeter will make all payments required to maintain the properties in good standing in 2015-2016.  No encumbrances are registered on the concessions and they are subject only to the agreement with Xstrata detailed above.

The Xstrata concessions subject to the 100 % option agreement with Exeter are listed in Table 4-5.

Table 4-5: Xstrata Concessions Subject to the 100% Option Agreement with Exeter

Concession Name	ROL	Hectares	Concession Type
VIN UNO 1 AL 20	03203 - 6259 - 8	100	Exploitation
VIN DOS 1 AL 14	03203 - 6260 - 1	70	Exploitation
VIN TRES 1 AL 14	03203 - 6261 - k	70	Exploitation
VIN CUATRO 1 AL 14	03203 - 6262 - 8	70	Exploitation
VIN CINCO 1 AL 60	03203 - 6263 - 6	300	Exploitation in application
VIN SEIS 1 AL 60	03203 - 6264 - 4	300	Exploitation in application
VIN SIETE 1 AL 60	03203 - 6265 - 2	300	Exploitation in application
VIN DOS 1 AL 29	03203 - 5685 - 7	145	Exploitation
VIN TRES 1 AL 41	03203 - 5686 - 5	202	Exploitation
VIN CUATRO 1 AL 42	03203 - 5687 - 3	210	Exploitation

Physiography

The Caspiche property is located high in the central Chilean Andes within the region commonly described as the Atacama Desert.  The topography within the property is almost entirely volcanic in nature and consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock.  The Caspiche property itself lies within the catchment of the Copiapó river tributary system, however a little further to the north-west an intermediate ridgeline and valley system closes the high Andean drainage resulting in a chain of endorheic saline lakes stretching considerable distances within the high Atacama region.

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

Climate

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow.  Day-time temperatures in summer months approach 23 °C, with night-time lows of 5 °C.  Day-time temperatures in winter are around freezing, with night-time temperatures dropping to -15 °C.  Exploration field seasons generally run from late October through mid-May.  Operating mines in the area, such as the nearby Maricunga Gold Mine, are operated year-round at elevations of 4,200 to 4,500 m above sea level.  Upon development, it is expected that the mine would be operated year-round.  Exeter operates three automatic weather stations to monitor detailed climatic variations.

Current Infrastructure

Caspiche is a green field site, and thus existing site infrastructure is limited to roads and trails on the property.  The property is large enough to host an open pit or underground mining operation, although optimum locations for infrastructure may overlie third party mining claims.  Concession owners have the right to establish an occupation easement over the surface as required for the comfortable exploration or exploitation of the concession.  The majority of the area required by Exeter is owned by the Chilean government.  The process for obtaining permits for easements and water rights is well defined in Chile.

On March 15, 2011, Exeter entered into an occupation agreement over an area of 1.77 ha where the project camp was located.  The initial duration of this agreement was for three years with a right to extend for a further three years.  This agreement has been extended to March 15, 2017.  On June 16, 2011 the BBNN granted Exeter a surface rights lease (the “Lease”) over a 1,313 ha area covering certain mineral tenements of the Caspiche project.  The duration of the Lease is five years from May 3, 2011 and is renewable thereafter.  An annual rental payment is paid quarterly by the Company.

On June 10, 2013 the Chilean government granted the surface land use Easement of over approximately 9,600 ha to extend the area required for future potential development of Caspiche.  The Easement specifically excludes surface rights in areas owned by the local indigenous communities.  This Easement is now also the subject of a court claim initiated by a local Chilean company challenging the Chilean governments granting of the Easement.

Exeter is also completing large-diameter size water drill holes at water exploration concessions in the Peñas Blancas area where it has the option to acquire up to a 90% interest in any water discovered.  It is anticipated that, these initiatives could provide sufficient water for the proposed oxide development at Caspiche if adequate water is discovered and water rights are secured at the concession.  In addition, initiatives are ongoing to outline additional sources of water.

Power for the existing projects in the Maricunga region is normally sourced from a large sub-station near Copiapó and carried to the mines by private power lines owned by the operating companies.  Copiapó and the surrounding areas are serviced by an extensive power grid known as the Central Interconnected System, (SIC), which also services the main population centres around Santiago and further south.  Plans are currently being implemented to considerably strengthen the power generation and distribution system in the Copiapo region as part of the interconnection of the SIC with the grid that services Regions I, II and XV to the north.  Exeter proposes using on site power generation or extending a line servicing the Maricunga mine for the power supply for the heap leach power requirements and then connecting via a separate power line to the grid system should the sulphide project be developed.

Water

In January 2014, the Company’s Chilean subsidiary, Eton Chile, negotiated new water exploration agreement terms (“Water Agreement”) with Atacama Pacific.  The new terms amended the original agreement entered into between the parties in May 2013 and allowed Eton Chile to earn an additional 40% interest, for an aggregate 90% interest, in water exploration tenements Cuenca Two, Quebrada El Fraile, and Peñas Blancas (Laguna Verde).  To earn the additional 40% interest, Eton Chile is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, following any discovery and subsequent approval of water rights by the General Directorate of Water Resources (“DGA”), Eton Chile will assume Atacama Pacific’s obligation to pay Hydro Exploranciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per l/s of DGA approved water rights.  Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton Chile’s original 50% interest in any water rights acquired.  In addition, Eton Chile will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.  Exeter’s objective for the water program is to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at the project.

In 2014, the Company announced that three large-diameter drill holes completed at the Company’s water exploration concession (option for 90% interest) Peñas Blancas, had intersected potentially significant quantities of water based on preliminary evaluation using airlift testing.  Down hole pump testing, a more definitive measurement technique to quantify water flow rates and the recharge rate, was completed on one hole, LV-03, prior to the onset of winter.  Pump tests on LV-03 confirmed a potentially significant water resource.  Tests included a series of variable and fixed-speed pump tests.  At each flow rate tested, the water table stabilized and recovered rapidly, suggesting favourable permeability and transmissivity.  Flow rates of +40 litres per second (“l/s”) were tested.

Following the winter shut-down in October 2014, the Company announced an expanded water drilling program at Peñas Blancas.  The expanded water exploration program included completing two additional large diameter water bore holes and a series of smaller diameter water monitoring holes together with down hole pump tests and water level measurements to quantify water flow rates and aquifer recharge rates.  Results from the pump tests carried out on LV-03, indicated the potential for sustainable flows of over 200 l/s once all five holes have been tested (two new holes and three from drilling in Q2/2014).

Mineralization

Mineralization has been encountered in two main areas of the Caspiche property.  These two areas are called Caspiche Porphyry and Caspiche Epithermals.

High-sulphidation epithermal, intermediate-sulphidation epithermal and porphyry-style mineralization occur at Caspiche.  High-sulphidation epithermal-style mineralization occurs at Caspiche, and hosts disseminated gold in felsic volcanic rocks and dioritic to quartz dioritic quartz-feldspar porphyry intrusive rocks.  Modelling of the mineralization indicates the presence of an upper gold-bearing oxide zone underlain by a lower gold-copper-bearing sulphide zone.  Porphyry-style stockwork quartz veining, containing gold and copper mineralization, has been intersected over broad lengths in drill holes.  Gold only mineralization from the MacNeill zone partially overprints and upgrades the western edge of porphyry style mineralization and is confined to the underside of the eastward-flared, late-mineral diatreme contact.  No porphyry-style mineralization or intermediate-epithermal style mineralization has been observed at surface on the property.  This is in part due to the extensive alluvium and colluvium which covers approximately 90% of the Caspiche property area.

Mineralization is hosted primarily by diorite porphyry and mineralized basement and andesitic volcanic rocks, covered by up to 60 m of alluvial material.  The upper surficial deposits is generally mineralized only in gold and low level silver, and the onset of copper mineralization generally coincides with the commencement of sulphide mineralization.  No significant supergene oxide mineralization has been observed at Caspiche Porphyry.  Mineralized intercepts in and around the diorite porphyry appear to have good continuity, and yield consistent intercepts of several hundred metres of porphyry-style, sulphide mineralization grading between 0.3 g/t and 1.4 g/t gold, and 0.1% and 0.5% copper.  Near surface, oxide intercepts at Caspiche Porphyry generally range between 20 m and 200 m grading between 0.2 g/t and 1.2 g/t gold and no appreciable copper.

At Caspiche Epithermals, only high-sulphidation epithermal style alteration and mineralization have been observed and intersected by drilling to date.  Potential for porphyry-style mineralization at depth remains, because drilling to date at Caspiche Epithermals has mostly targeted near-surface high-sulphidation epithermal mineralization and thus reached only relatively shallow depths in most areas.  One deeper drill hole completed in 2009 to the west of the system and an additional two deeper drillholes in the southern portion of the prospect failed to intersect intrusive rocks or proximal porphyry-style alteration and mineralization downgrading the potential for these areas.

Historical Exploration

Anglo was the first to explore the Caspiche area.  Between 1986 and 1990, Anglo conducted three field campaigns on the property.  The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock-chip samples and 431 soil samples were collected.  These surveys identified a 650 m by 300 m zone of the Caspiche Porphyry area that was strongly anomalous at surface in gold, silver, copper, and arsenic.  Eighty rock samples returned values greater than 1 g/t gold, with a high value of 5.45 g/t gold.

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

During the first field season of an option in 1996-1997, Newcrest conducted geological mapping, rock geochemical surveys, aeromagnetic and IP / resistivity geophysical surveys and drilled 3,298 m in 14 RC drill holes.  Twelve holes were drilled at Caspiche Porphyry to follow-up disseminated mineralization discovered by Anglo and to test targets defined by the geochemical and geophysical surveys.  Two holes were drilled in the Caspiche Epithermals area, targeting epithermal-style mineralization indicated by anomalous gold and mercury surface geochemistry.

During the 1997-1998 field season, Newcrest conducted soil geochemical surveys, geological investigations and drilled 4,123 m in 22 RC drill holes in the Caspiche Porphyry and Caspiche Epithermals prospect areas.  Porphyry-style gold-copper mineralization was encountered in several of the drill holes at Caspiche Porphyry.

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

During the drill season between September 2011 to May 2012, Exeter completed 35 diamond holes for 8,666 m, including an extensive geotechnical program, metallurgical test holes and groundwater monitoring holes.

At the end of November 2012, a radiometrics and high resolution helicopter magnetic program was conducted at Panorama and over the Vin properties held under option from Xstrata by NewSense Geophysics Ltd.

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

PQ diameter core from the confirmation / metallurgical drill program in 2009-2010 was split differently than the core from the routine drilling programs.  To preserve as much of the core as possible for metallurgical testing, the core was divided so that the portion retained for assaying was approximately one-quarter NQ core.  In practice, a 1.7 cm split of the 8.5 cm core was used for assaying, and the remainder was retained in the core box for use in later metallurgical testwork.

Average core recovery for the 2007-2008, 2008-2009, 2009-2010 and 2010-2011 drill programs was approximately 98%.

The various steps taken by Exeter to ensure the integrity of analytical data were appraised and deemed to be consistent with standard industry practice by independent reviews and audits.  The sampling procedures were appropriate for the style of mineralization and structural controls for the Caspiche Project.  The most recent independent audit and resource calculations were carried out by Cube Consulting Pty. Ltd. (“Cube”).  Cube’s examination of drill cores, particularly in regard to the recognition of mineralized intervals, verified the soundness of the core sampling procedure.

Cube most recently undertook a site visit to the Caspiche Project on the 22nd, 23rd, and 24th of October 2013.  Cube’s site visit included a field inspection, confirmation of drill hole locations, review of the geological and structural setting and inspection of representative mineralization in diamond drill core.  Cube undertook independent sampling and assaying of select drill core intervals during this site visit.

Cube believed that the current database provided an accurate and robust representation of the Caspiche project and was appropriate for use in mineral resource estimation.

Mineral Resources, Mineral Reserves and Preliminary Economic Assessment

The Mineral Resource Estimate (MRE) reported below for the Caspiche Project with an effective date of April 11, 2012 (the “Cube 2012 Mineral Resource”) was prepared by Mr. Ted Coupland, MAusIMM(CP), at the time, Director and Principal Geostatistician of Cube.  The Cube 2012 Mineral Resource, was classified in accordance with the CIM Definition Standards for  Mineral Resources and Mineral Reserves (Nov 2010).  Mr. Patrick Adams MAusIMM(CP), Director and Principal Geologist of Cube has reviewed and validated the Cube 2012 Mineral Resource.

The Cube 2012 Mineral Resource reported from within the 'reasonable prospects' resource shell is summarized in Table 1-5 below.  The Cube 2012 Mineral Resource may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates.  The MRE may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other as yet identified factors.  The Cube 2012 Mineral Resource is reported above a gold equivalent (AuEq) cut-off.  Oxide material was reported above 0.18 g/t AuEq cut-off and sulphide material was reported above 0.30 g/t AuEq cut-off.  Note that the PEA does not include or use the inferred mineral resources.

Table 1-5: Caspiche Mineral Resource Statement April 2012

Material	Class	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq1 (g/t)	Au Eq2 (Moz)
Oxide	Measured	66	0.46		1.55	0.46	1.0
Oxide	Indicated	56	0.39		1.63	0.40	0.7
Total Oxide	Meas + Ind	122	0.43		1.58	0.43	1.7
Sulphide	Measured	554	0.58	0.23	1.16	1.02	18.3
Sulphide	Indicated	728	0.48	0.18	1.17	0.84	19.6
Total Sulphide	Meas + Ind	1,282	0.52	0.20	1.17	0.92	37.9
Total Meas+Ind		1,404	0.51	0.19	1.20	0.88	39.6

Material	Class	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq1 (g/t)	Au Eq2 (Moz)
Oxide	Inferred	2.5	0.23		1.18	0.23
Sulphide	Inferred	195.6	0.29	0.12	0.91	0.52	3.3
Total	Inferred	198.1	0.29	0.12	0.91	0.52	3.3

1.	The following formula was used on calculating AuEq values in each block of the model:

where Au and Cu were the block kriged gold and copper grades, PAu and PCu were the gold and copper prices (US$1,150/oz and U.S$2.50/lb, respectively), and RAu and RCu are the gold and copper projected metallurgical recoveries, 65% and 85%, respectively for sulphide material and 78% for gold and 11% for copper in the oxide zone.

2.	Au Eq (Moz) = resource tonnes * AuEq1

Both the oxide and sulphide AuEq cut-off grades were selected as appropriate for the reporting of resources intended for open pit exploitation.  Cu% grades shown in the oxide portions of the Cube 2012 Mineral Resource are provided for information only.  Copper is not considered an economically viable product in the oxide portions of the Cube 2012 Mineral Resource.

For the purposes of the PEA a sub set of the Cube 2012 Mineral Resource including only the sulphide portion of the Cube 2012 Mineral Resource was reported using an updated AuEq formula.  The sulphide portions of the Cube 2012 Mineral Resource were reported as shown in Table 1-6 and Table 1-7 above a cut off of 0.75 g/t AuEq.  This higher cut off was selected as appropriate for the reporting of mineral resources intended for underground exploitation based on preliminary economic cut off studies commissioned by Exeter during October 2013 (NCL 29/10/2013)

Table 1-6: Caspiche – Transitional Measured and Indicated Mineral Resources - April 2013 above 0.75 g/t AuEq cut off.

Material	Class	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq1 (g/t)
Transitional	Measured	2.8	0.93	019	0.97	0.93
Transitional	Indicated	0.7	1.04	0.30	1.26	1.05
Total Transitional	Meas + Ind	3.5	0.95	0.21	1.02	0.95

1.	The following formula was used in calculating AuEq values in each block of the model:

where Au, Ag and Cu are the block kriged gold, silver and copper grades, PAu, PAg and PCu are the gold, silver and copper prices (US$1,250/oz., US$15/oz. and US$2.75/lb, respectively).  RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S% thresholds.

Table 1-7  details the recovery factors for gold, silver and  copper within the  oxidized, and sulphide domains and the DP and Non-DP stratigraphic units using a sulphur threshold determined by and provided by Exeter.

Table 1-7: Caspiche – Sulphide Project Measured and Indicated Mineral Resources - April 2013 above 0.75 g/t AuEq cut off.

Material	Class	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq1 (g/t)
Sulphide	Measured	378.6	0.71	0.30	1.30	1.28
Sulphide	Indicated	431.6	0.64	0.27	1.40	1.16
Total Sulphide	Meas + Ind	810.2	0.67	0.29	1.35	1.22

1.	The following formula was used in calculating AuEq values in each block of the model:

where Au, Ag and Cu are the block kriged gold, silver and copper grades, PAu, PAg and PCu are the gold, silver and copper prices (US$1,250/oz., US$15/oz. and US$2.75/lb, respectively).  RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S% thresholds.

Mining Methods

NCL has been used by Exeter to carry out mine planning and design services for several years.  In 2014, NCL was commissioned once again to review possible new development concepts that would require less up front capital expenditure and focus on higher grade or more eaisily treated components of the resources.

A summary of NCL’s 2014 Scope of Work follows:

●	Develop conceptual mine plans and mine production schedules for the potential life of mine (LOM), for five defined options:

°	Option 1: 30 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching

°
Option 2: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and a 27 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

°
Option 3: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and a 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

°
Option 4: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and a 12 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

°	Option 5: 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

●	Determine the mine equipment and labour requirements for the LOM options

●	Estimate the mine initial and sustaining capital and operating costs for the LOM of the options.

Different mining schedules, equipment and labour requirements were prepared and evaluated.  Only Measured and Indicated resources were included in the schedules.

●	Option 1 proposed to extract an average of 30 ktpd of mineralized material over a potential project life of 10 years. Total materials movement from the mine did not exceed 15 Mt per year.

●
Option 2 considered an expanded open pit to extract oxide and sulphide material.  Proposed production averaged 57 ktpd of oxide material for 6 years.  From the sixth year of operation, the pit production was up to 27 ktpd of sulphide material for 12 years.

●
Option 3 combined an expanded open pit to extract oxide followed by an underground mine to extract sulphide material.  Proposed production from the pit averaged 60 ktpd of oxide material for 5 years.  Proposed underground mine production averaged 25 ktpd of sulphide material for 38 years.

●
Option 4 considered an extended open pit to extract oxide and sulphide material.  Proposed production averaged 60 ktpd of oxide material for 6 years.  From the sixth year of operation, pit production was up to 12 ktpd of sulphide material for 12 years.

●	Option 5 considered an underground mine producing an average of 25 ktpd of sulphide material for 38 years.

The open pit options all consided a full diesel fleet, 8m for benches for option 1 and 16m benches for all other options.  The underground options included an underground sizer and conveyor belt.

Measured and Indicated mineral resources included in the mining schedules for all options are summarized in Table 1-8.

Table 1-8: Mining Schedule and Mine Life by Option (source: NCL, May, 2014)

Economic Analysis

The economic analysis is based on the estimated CAPEX and OPEX and revenue calculated thereof.  The CAPEX and OPEX were developed as noted in Section 21 of the PEA Report.  Cash flow and economic analyses were performed from the effective date that equipment was on the project site.

The economic analysis is presented in a pre and post-tax format, and includes the Anglo American and third party royalty totalling 3.08% and the Chilean state royalty.  A post-tax discussion is also included in this report but as Alquimia is not a financial advisor these figures should be confirmed with a recognised tax expert.  Sensitivities based on commodity price, metals recovery, operating cost and capital expenditure variation were performed and discussed in Section 22 of the PEA Report.

Since the analysis is based on a cash flow estimate, it should be expected that actual economic results might vary from these results.  The PEA has been completed to a level of accuracy of ± 35%.  The PEA Report is not a preliminary feasibility study or feasibility study as defined by the NI 43-101 guidelines.

There are no mineral reserves defined by the PEA Report, as the PEA Report is only a conceptual analysis of potential economic viability.

The economic analysis contained in the PEA Report is considered preliminary in nature.  No inferred mineral resources form part of the PEA Report economic evaluation and no mineral reserves for the PEA Report have been established.  Mineral resources are not mineral reserves and have not demonstrated economic viability.  There is no certainty that economic forecasts outlined in the PEA Report will be realized.  The PEA Report and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

This PEA Report is considered preliminary in nature and there is no certainty that the preliminary economic assessment will be realized.

Economic parameters used for the evaluation are shown in Table 1-18.

Table 1-18: Main Economic Parameters

2015 Project Activities

With the staged development potential at Caspiche, the Company continues to focus on identifying, evaluating, and securing water sources to support the heap leach oxide gold stage and the follow-on gold – copper sulphide stage of a potential mine development.  In order to meet its objectives, the Company announced a further water drilling program in early 2015 of up to two, large diameter, water bore holes.  The Company’s priority is to finalize the water exploration program by May 2015 and submit an application for water rights to the Chilean water authority.  Additional steps also include planning for and commencing a detailed scientific and environmental program using experienced consultants.  The objective of this next program will be to accurately model the zone, its interactions with adjacent areas, consult on possible uses with other stakeholders and communities as a basis for extraction plans

Other planned activities include the ongoing review of mineral projects with a view to securing additional projects.
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

Our consolidated financial statements for the year ended December 31, 2014, 2013, and 2012 have been prepared in accordance with IFRS as issued by the IASB.  The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss.

Critical accounting policies and use of estimates

Reference should be made to significant accounting policies contained in Note 4 of the December 31, 2014 audited consolidated financial statements of the Company attached hereto, which is incorporated herein by reference.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.  Note 4 also contains a discussion of use of estimates and judgments.  The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates.

A.	Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2014, 2013 and 2012, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.  This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F.  This discussion contains “forward-looking statements” that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”.  See “Cautionary Note Regarding Forward-Looking Statements” above.

Results of Operations for fiscal year ended December 31, 2014 compared with the fiscal year ended December 31, 2013

The Company currently has no revenue generating activities other than interest income.  Interest income of $497,000 was recognized in 2014 compared to $643,000 in 2013.  Interest income in 2014 was lower than 2013 due to cash balances being used to fund ongoing exploration and administrative expenditures together with lower interest rates on cash invested.

During the year ended December 31, 2014, the Company’s net loss decreased by $8.5 million from a net loss of $19.1 million for the year ended December 31, 2013 to a net loss of $10.6 million for the year ended December 31, 2014.

Significant variances for expenses:

Administration salaries and consulting were $694,000 and $1.3 million for the fiscal years ended December 31, 2014 and 2013 respectively.  The decrease relates predominately to a decrease of approximately $684,000 in share-based compensation recognized in 2014 compared to 2013 due to options vesting in 2013.

Director’s fees were $213,000 and $1.4 million for the fiscal years ended December 31, 2014 and 2013, respectively.  The decrease relates predominately to a decrease of approximately $1,177,000 in share-based compensation recognized in 2014 compared to 2013 due to options vesting in 2013.

Management fees were $334,000 and $1 million for the fiscal years ended December 31, 2014 and 2013, respectively.  The decrease relates predominately to a decrease of approximately $667,000 in share-based compensation recognized in 2014 compared to 2013 due to options vesting in 2013.

Mineral property exploration expenditures were $8.3 million and $14.2 million for the fiscal years ended December 31, 2014 and 2013, respectively.  The decrease relates predominately to the reduction of expenditures on the Caspiche project mainly related to the PEA, which commenced in and was substantially completed by December 2013 costing approximately $813,000, the initial easement payment of US$1.5 million, higher share-based compensation of $700,000 due to options vesting in 2013 and expenditures related to the projects in Mexico, which were relinquished in late 2013 and early 2014, of $2.6 million.

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

B.           Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2014 totalled $30.8 million compared to $40.4 million at December 31, 2013, a decrease of about $9.6 million.  The Company continues to utilize its cash resources to fund project exploration and administrative requirements.  Aside from cash and cash equivalents, the Company has no material liquid assets.  While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

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

The Company operates in Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

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

C.           Research and Development, Patents and Licenses, etc.

None.

D.           Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry.  At the present time global metal prices are volatile.  Base metal prices and, in particular, gold prices, driven by rising global demand, climbed dramatically and approached near historic highs over the past several years.  Subsequently prices have decreased significantly due to, amongst other factors, declines in economic growth in certain countries while improving stability in the financial markets may have led to declining prices of gold.

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

F.           Tabular disclosure of contractual obligations

As of December 31, 2014, the Company had the following contractual obligations:

Payments Due by Period ($000s) (Figures are in Canadian Dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 years	More than 5 Years
Advance Royalty Payments	$7,541	$290	$580	$580	$6,091
Land Easement Payments	$5,568	$696	$1,392	$1,392	$2,088
Office and Equipment Leases	$414	$331	$83	$-	$-
Property Access Agreements	$242	$150	$92	$-	$-
Total	$13,765	$1,467	$2,147	$1,972	$8,179

G.           Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6.                 Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company’s directors and senior management as at December 31, 2014.  The directors were elected by the Shareholders on June 18, 2014 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

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

The Compensation Committee considers and evaluates executive compensation levels on an annual basis against available information for “peer group” companies, which are principally comprised of “junior mineral exploration” companies, to ensure that the Company’s executive compensation levels are within the range of comparable norms.  In selecting peer group companies, the Compensation Committee primarily looks for public companies that are comparable in terms of business and size.  During 2013 the Compensation Committee reviewed executive compensation levels and determined that no changes were necessary, except for the CFO whose remuneration was increased and the former CEO whose remuneration was decreased to reflect his new role as Co-Chairman.  In May 2014 the Compensation Committee reviewed the executive consulting agreements in place which were set to expire on August 31, 2014, and agreed to renew them for a further two years under the same terms and conditions.

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

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the three most recently completed financial years.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation		Pension value ($)(3)	All other compensation ($)	Total compensation ($)
					Annual incentive plan(2)	Long- term incentive plan(2)
Bryce G. Roxburgh, Co-Chairman(4)	2014 2013 2012	$200,000(6) $280,000(7) $360,000(8)	Nil Nil Nil	Nil $339,900 $1,358,175	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$200,000 $619,900 $1,718,175
Yale R. Simpson, Co-Chairman	2014 2013 2012	$120,000(9) $120,000(9) $160,000(9)	Nil Nil Nil	Nil $203,940 $981,939	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$120,000 $323,940 $1,141,939
Wendell M. Zerb, President and Chief Executive Officer(5)	2014 2013 2012	$350,000 $350,000 Nil	Nil Nil Nil	Nil $1,115,400 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$6,000 Nil Nil	$356,000 $1,465,400 Nil
Cecil R. Bond, Chief Financial Officer	2014 2013 2012	$250,000(10) $250,000(10) $200,000(11)	Nil Nil Nil	Nil $203,940 $886,658	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$250,000 $453,940 $1,086,658
S. R. Jeremy Perkins, VP Development & Operations	2014 2013 2012	$249,141(12) $212,389(12) $288,508(12)	Nil Nil Nil	Nil Nil $541,640	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$249,141 $212,389 $830,148

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

(3)	The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

(4)	Mr. Roxburgh transitioned from the role of President and Chief Executive Officer to the role of Co-Chairman, a position shared with Mr. Simpson, on February 28, 2013.

(5)	Mr. Zerb was appointed President and Chief Executive Officer on February 28, 2013.

(6)	The Company paid a fee of $16,667 per month during the financial year ended December 31, 2014 to Rowen Company Limited (“Rowen”) a company controlled by Mr. Roxburgh.

(7)	The Company paid a fee of $30,000 per month for the first six months and $16,667 per month for the last six months of the financial year ended December 31, 2013 to Rowen.

(8)	The Company paid a fee of $30,000 per month during the financial year ended December 31, 2012 to Rowen.

(9)	The Company paid a fee of $14,583 per month for the financial years ended December 31, 2014, 2013 and 2012 to Canaust Resource Consultants Ltd. (“Canaust”). Canaust is controlled by Mr. Simpson.

(10)	The Company paid a fee of $20,833 per month for the financial years ended December 31, 2014 and 2013 to 667060 B.C. Ltd. (“667060”), a company controlled by Mr. Bond.

(11)	The Company paid a fee of $16,667 per month for the financial year ended December 31, 2012 to 667060.

(12)	Fees paid by the Company, based upon time charged, are paid to J Perkins & Associates Pty Ltd. (“JPA”), a company controlled by Mr. Perkins.

The Company entered into consulting agreements dated as of September 1, 2014 with Bryce Roxburgh (“Roxburgh”), Cecil Bond (“Bond”) and Yale Simpson (“Simpson”) and the companies through which their services are provided.

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

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards – NEOs.

The following table is a summary of all option-based awards and share-based awards to the Named Executive Officers that were outstanding at the end of the most recently completed financial year.

	Option based Awards				Share based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of shares- based awards that have not vested	Market or payout value of shares-based awards not paid out or distributed ($)
Bryce G. Roxburgh	750,000 500,000	$1.31 $1.20	Nov. 16, 2017 Mar. 11, 2018	Nil	Nil	Nil	Nil
Yale R. Simpson	385,000 300,000	$1.31 $1.20	Nov. 16, 2017 Mar. 11, 2018	Nil	Nil	Nil	Nil
Wendell M. Zerb	1,500,000	$1.22	Jan. 10, 2018	Nil	Nil	Nil	Nil
Cecil R. Bond	585,000 300,000	$1.31 $1.20	Nov. 16, 2017 Mar. 11, 2018	Nil	Nil	Nil	Nil
S. R. Jeremy Perkins	250,000	$1.31	Nov. 16, 2017	Nil	Nil	Nil	Nil

(1)           In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price.  This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2014, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option.  The closing market price of the Company’s shares as at December 31, 2014 was $0.66.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

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

Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At December 31, 2014, the maximum number of options issuable under the Plan was 8,840,775.  The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.  Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

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

Had a notice of termination been given on December 31, 2014 in the circumstances described above, other than a Change of Control, Rowen would have been entitled to an immediate payment of approximately $500,000; 667060 would have been entitled to an immediate payment of approximately $625,000; Canaust would have been entitled to an immediate payment of approximately $437,500 and Wendell Zerb would have been entitled to an immediate payment of approximately $875,000.

Had a Change of Control occurred on December 31, 2014, and the Company determined that it would act in accordance with the provisions of the contracts and where such notice of termination was given under each of the consulting and employment agreements, Rowen would have been entitled to an immediate payment of approximately $700,000; 667060 would have been entitled to an immediate payment of approximately $875,000; Canaust would have been entitled to an immediate payment of approximately $612,500 and Wendell Zerb would have been entitled to an immediate payment of approximately $1,050,000.

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

(2)           In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price.  This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2014, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option.  The closing market price of the Company’s shares as at December 31, 2014 was $0.66.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

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

C.           Board Practices

The Board is currently comprised of five directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the Annual General Meeting, held on June 18, 2014, the shareholders elected Messrs. Roxburgh, Simpson, Reynolds, Simmons and Bavin as directors.

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

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee also recommends to the Board the independent registered public accounting firm to be appointed, subject to shareholder approval.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual consolidated financial statements, the annual report and certain other documents required by regulatory authorities.

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

D.           Employees

As of December 31, 2014, the Company had 5 employees in Canada (5 as of the date hereof), and approximately 12 employees in Chile (12 as of the date hereof).  The Company relies on and engages consultants on a contract basis to provide services, management and personnel who assist the Company, to carry on its administrative or exploration activities either in Canada or Chile.

E.           Share Ownership

As of May 4, 2015, the Company had 88,407,753 shares outstanding.  The following table sets forth details of all Named Executive Officer and Director beneficial share ownership and percentage of ownership as of May 4, 2015.

Name of Beneficial Owner	Number of Shares Beneficially Held	Percent(*)
Bryce G. Roxburgh(1)	5,736,950	6.40%
Yale R. Simpson(2)	2,432,350	2.73%
Robert G. Reynolds(3)	285,000	**
John C. Simmons(4)	285,000	**
Julian Bavin(5)	285,000	**
Wendell M. Zerb(6)	1,175,500	1.31%
Cecil R. Bond(7)	994,200	1.11%
S. R. Jeremy Perkins(8)	520,652	**

*
Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options within 60 days from May 4, 2015, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 88,407,753 common shares outstanding as of May 4, 2015.

**	Less than one percent

(1)
Includes 1,250,000 shares issuable upon exercise of outstanding options within 60 days of May 4, 2015 and includes 2,600,000 shares registered in the name of Rowen and 58,000 shares registered in the name of Joamel Holdings Pty. Limited.

(2)	Includes 685,000 shares issuable upon exercise of outstanding options within 60 days of May 4, 2015.
(3)	Includes 285,000 shares issuable upon exercise of outstanding options within 60 days of May 4, 2015.
(4)	Includes 285,000 shares issuable upon exercise of outstanding options within 60 days of May 4, 2015.
(5)	Includes 285,000 shares issuable upon exercise of outstanding options within 60 days of May 4, 2015.
(6)
Includes 1,000,000 shares issuable upon exercise of outstanding options within 60 days of May 4, 2015.  Does not include 500,000 shares issuable upon exercise of outstanding options not within 60 days of May 4, 2015.

(7)	Includes 885,000 shares issuable upon exercise of outstanding options within 60 days of May 4, 2015.
(8)	Includes 250,000 shares issuable upon exercise of outstanding options within 60 days of May 4, 2015.

Outstanding Options

The following information, as of December 31, 2014, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Options	Date of Grant	Exercise Price	Expiration Date
Bryce G. Roxburgh	750,000 500,000	16 November, 2012 11 March, 2013	$1.31 $1.20	16 November, 2017 11 March, 2018
Yale R. Simpson	385,000 300,000	16 November, 2012 11 March, 2013	$1.31 $1.20	16 November, 2017 11 March, 2018
Robert G. Reynolds	285,000	16 November, 2012	$1.31	16 November, 2017
John C. Simmons	285,000	16 November, 2012	$1.31	16 November, 2017
Julian Bavin	285,000	16 November, 2012	$1.31	16 November, 2017
Wendell M. Zerb	1,500,000	10 January, 2013	$1.22	10 January, 2018
Cecil R. Bond	585,000 300,000	16 November, 2012 11 March, 2013	$1.31 $1.20	16 November, 2017 11 March, 2018
S. R. Jeremy Perkins	250,000	16 November, 2012	$1.31	16 November, 2017

Equity Compensation Plan Information

The following table sets out information as of the end of the Company’s most recently completed financial year, December 31, 2014, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders*	8,253,000	$1.26	587,775
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,253,000	$1.26	587,775

*
On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At December 31, 2014, the maximum number of options issuable under the Plan was 8,840,775.

Item 7.                 Major Shareholders and Related Party Transactions

A.           Major Shareholders

As far as it is known to the Company, other than identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at May 4, 2015, concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned	Percent of Class *
Geologic Resource Partners, LLC	6,872,500	7.77%
TSP Capital Management Group, LLC	5,669,500	6.76%
Bryce G. Roxburgh(1)	5,796,950	6.40%

*
Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options within 60 days from May 4, 2015, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 88,407,753 common shares outstanding as of May 4, 2015.

(1)
Includes 1,250,000 shares issuable upon exercise of outstanding options within 60 days of May 4, 2015 and includes 2,600,000 shares registered in the name of Rowen and 58,000 shares registered in the name of Joamel Holdings Pty. Limited.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares by major shareholders.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of May 4, 2015, there were approximately 68 registered holders of the Company’s shares in the United States, with combined holdings of 28,543,745 common shares.

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

B.           Related Party Transactions

During the three-year period ended December 31, 2014:

Amounts due from related parties of $9,000 at December 31, 2014 (December 31, 2013 - $21,000; December 31, 2012 - $95,000) is for the recovery of common expenditures from associated companies.  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $64,000 at December 31, 2014 (December 31, 2013 - $42,000; December 31, 2012 - $50,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended December 31, 2014 a total of $833,000 (2013 - $900,000; 2012 - $1,734,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $200,000 (2013 - $280,000; 2012 - $360,000) were paid or accrued to a corporation of which a Co-Chairman and former President and CEO of the Company is a principal.  As at December 31, 2014, the Company had amounts owing of $14,000 (December 31, 2013 - $10,000; December 31, 2012 - $23,000) to this company.

b)
Exploration fees of $249,141, (2013 - $212,389; 2012 – $288,508) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.  As at December 31, 2014, the Company had amounts owing of $28,000 (December 31, 2013 - $20,000; December 31, 2012 - $10,000) to this company.

c)
Management fees of $120,000 (2013 - $120,000; 2012 - $160,000) were paid to a corporation controlled by a Co-Chairman of the Company.  As at December 31, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $12,000; December 31, 2012 - $7,000) to this company.

d)
Management fees of $250,000 (2013 - $250,000; 2012 - $200,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.  As at December 31, 2014, the Company had amounts owing of $22,000 (December 31, 2013 - $Nil; December 31, 2012 - $Nil) to this company.

e)
Management fees of $Nil (2013 - $Nil; 2012 - $650,000) were paid or accrued to a corporation controlled by the former Vice-President, Corporate Development and Legal Counsel.  As at December 31, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $Nil; December 31, 2012 - $Nil) to this company.

f)
The Company paid or accrued rent expense of $14,000 (2013 - $38,000; 2012 - $75,000) to a company controlled by a director of the Company.  Of this amount, $6,000 (2013 - $20,000; 2012 - $35,000) was recovered from a corporation with directors in common.  As at December 31, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $Nil; December 31, 2012 - $10,000) to this company.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby Mining Limited (“Rugby”).

g)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended December 31, 2014 was $135,000 (2013 - $317,000).  As at December 31, 2014, the Company had amounts receivable of $9,000 (December 31, 2013- $21,000; December 31, 2012 - $95,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.                 Financial Information

A.           Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report on Form 20-F:

•	Auditors’ Report;
•	Consolidated Statements of Financial Position as at December 31, 2014 and December 31, 2013;
•	Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2014, 2013 and 2012;
•	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012;
•	Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012; and
•	Notes to Financial Statements for the years ended December 31, 2014, 2013 and 2012.

Legal Proceedings

On January 7, 2014, Exeter’s Chilean subsidiary, Eton Chile, was served with a court claim challenging the Chilean Government’s grant of a surface easement required for the potential development of its Caspiche project.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Cerro del Medio.  As of the effective date of this document, there has been no court date set for the commencements of proceedings in this case.

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

	TSX (Canadian Dollars)		NYSE MKT (United States Dollars)
Last Five Fiscal Years	High	Low	High	Low
2014	0.94	0.56	0.87	0.51
2013	1.49	0.53	1.49	0.49
2012	4.19	1.05	4.20	1.09
2011	6.20	2.49	6.50	2.42
2010	9.32	5.47	9.41	5.33
2014	High	Low	High	Low
Fourth Quarter ended December 31, 2014	0.90	0.56	0.79	0.51
Third Quarter ended September 31, 2014	0.93	0.66	0.87	0.59
Second Quarter ended June 30, 2014	0.80	0.61	0.75	0.56
First Quarter ended March 31, 2014	0.94	0.58	0.85	0.54
2013	High	Low	High	Low
Fourth Quarter ended December 31, 2013	0.84	0.53	0.82	0.49
Third Quarter ended September 31, 2013	1.15	0.75	1.13	0.70
Second Quarter ended June 30, 2013	1.21	0.65	1.20	0.62
First Quarter ended March 31, 2013	1.49	1.07	1.49	1.05
Last Six Months	High	Low	High	Low
April 2015	0.82	0.65	0.65	0.50
March 2015	0.69	0.57	0.55	0.45
February 2015	0.72	0.62	0.58	0.50
January 2015	0.80	0.68	0.66	0.54
December 2014	0.81	0.63	0.72	0.53
November 2014	0.90	0.59	0.79	0.51

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

C.           Material Contracts

The Company has the following material contracts:

1.           Purchase Agreement dated April 13, 2011 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and Anglo American Norte S.A. (formerly Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A.).  Pursuant to this agreement, the Company acquired the mineral properties comprising the Caspiche gold-copper project in the Maricunga district, Chile from Anglo American (“Anglo”).  By an agreement dated October 11, 2005 and subsequently amended, the Company had acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.  Having met these conditions, Anglo transferred title to the mineral properties to Exeter and retained a 3% net smelter royalty on production from the project.  Anglo also retained the right to repurchase the mineral properties for the amount that the Company has incurred on the property in the event that commercial production has not commenced prior to March 31, 2021.  The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 (US$1,000,000 paid to December 31, 2014) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production.  Should production commence prior to March 31, 2025, the advance royalty will cease and the NSR will be payable.

2.           Easement Agreement dated June 10, 2013 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and this new easement, which is valid for 25 years, extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  In order to maintain these rights, the Company is required to make aggregate payments of approximately US$7.4 million over 10 years of which $2.6 million has been paid to December 31, 2014.  A further eight annual payments of approximately US$600,000 are required.

3.           Amended Water Agreement (the “Water Agreement”) dated February 26, 2014 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”) regarding water exploration.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in water exploration tenements near Peñas Blancas (Laguna Verde) and Cuenca Two in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, following any discovery and subsequent approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama’s obligation to pay Hydro Exploranciones SpA (“Hydro”), an Atacama affiliate, US$15,000 per l/s of DGA approved water rights.  Atacama will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton’s original 50% interest in any water rights acquired.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.

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

E.           Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a holder who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”), is resident in the United States, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on a business in Canada (a “U.S. Holder”).  The common shares will generally be considered to be capital property to a U.S. Holder, unless the U.S. Holder holds the common shares in the course of carrying on a business, or acquires the common shares in a transaction or transactions considered to be an adventure in the nature of trade.

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●
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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares.  In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

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

The Company believes that it was classified as a PFIC during the tax year ended December 31, 2014, and may be a PFIC in future tax years.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the common shares and net gains from the disposition of the common shares.  Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax.  Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years.  Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments.  U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

The Canadian parent company had the following balances in foreign currencies as at December 31, 2014 and 2013:

2014
(in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	248	-
Accounts payable and accrued liabilities	(29)	(61)
Net balance	219	(61)
Equivalent in Canadian Dollars	254	(58)
Rate to convert to $ CDN	1.1601	0.9479

2013
(in thousands)

US Dollars
Cash and cash equivalents	364
Accounts payable and accrued liabilities	(73)
Net balance	291
Equivalent in Canadian Dollars	310
Rate to convert to $ CDN	1.0636

Based on the above net exposures as at December 31, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $25,400 and $5,800 respectively (2013 - $31,000 and $Nil respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents.  Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2014 ranged between 1.40% and 1.50%.

Based on the amount of cash and cash equivalents held at December 31, 2014, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $154,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company had cash at December 31, 2014 in the amount of $30.8 million in order to meet short-term business requirements.  At December 31, 2014, the Company had current liabilities of $1.2 million which are due on demand or within 30 days.

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

Part II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14                 Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-D.

None.

E.            Use of Proceeds

Not Applicable.

Item 15                 Controls and Procedures

A.           Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s audit committee and management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of December 31, 2014.  Based on their evaluation, the Company’s Chief Executive Officer (the “CEO”) have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii)

accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2014, and management’s assessment did not identify any material weaknesses.  The Company is transitioning to the 2013 COSO framework in 2015.  Management expects the change to have no material impact to reporting over the effectiveness of internal controls.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2014.  In this report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2014.  PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this Annual Report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

C.           Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014, has been audited by our independent registered public accounting firm, PricewaterhouseCoopers LLP, which also audited our consolidated financial statements for the year ended December 31, 2014.  PricewaterhouseCoopers LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2014, and their report is included with the Company’s consolidated financial statements.

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

During the fiscal year ended December 31, 2014, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Item 16C                 Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2014, 2013 and 2012 was PricewaterhouseCoopers LLP.

The following table sets out the aggregate fees billed by the Company’s external auditor for the three most recently completed financial years.

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees(3)	All Other Fees(4)
2014	$112,000	$7,500	$800	$Nil
2013	$92,500	$20,000	$688	$Nil
2012	$88,000	$45,000	$2,094	$Nil

(1)	The aggregate fees billed by the Company’s external auditor for audit services.
(2)
The aggregate fees billed by the Company’s external auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading “Audit Fees”, including review of interim financial statements and read & comments on interim financial statements.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)
Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years.  Fees relate to services relating to short form prospectus filings and information circulars.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2014.  The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.  There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

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

The following Financial Statements pertaining to the Company are filed as part of this Annual Report on Form 20-F:

Management’s Responsibility for Financial Reporting
Independent Auditor’s Report	84 thru 85
Consolidated Statements of Financial Position	86
Consolidated Statements of Loss and Comprehensive Loss	87
Consolidated Statements of Cash Flows	88
Consolidated Statements of Changes in Equity	89
Notes to the Consolidated Financial Statements	90 thru 110

Item 19                 Exhibits

Exhibit Number	Name

1.1	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (1)
4.1
Purchase Agreement dated April 13, 2011 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and Anglo American Norte S.A. (formerly Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A.) (2)

4.2	Easement Agreement dated June 10, 2013 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean Government. (2)
4.3	Amended Water Agreement dated February 26, 2014
4.4	Consulting Agreement with Bryce Roxburgh dated September 1, 2014
4.5	Consulting Agreement with Cecil Bond dated September 1, 2014
4.6	Consulting Agreement with Yale Simpson dated September 1, 2014
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F filed August 24, 2005.
(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F filed April 18, 2014.

EXETER RESOURCE CORPORATION
(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012
(Expressed in Canadian Dollars)

Index	Page

Independent Auditor’s Report	84 thru 85

Consolidated Financial Statements

Consolidated Statements of Financial Position	86

Consolidated Statements of Loss and Comprehensive Loss	87

Consolidated Statements of Cash Flows	88

Consolidated Statements of Changes in Equity	89

Notes to the Consolidated Financial Statements	90 thru 110

Independent Auditor’s Report

To the Shareholders of Exeter Resource Corporation

We have completed integrated audits of Exeter Resource Corporation’s (“the Company”) 2014, 2013
and 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited the Company’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC
March 25, 2015

Exeter Resource Corporation Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars)

		December 31, 2014	December 31, 2013

Assets

Current
Cash and cash equivalents	(Note 7)	$30,752	$40,435
Amounts receivable and prepaid expenses		173	273
Due from related party	(Note 13)	9	21
Other financial assets	(Note 8)	24	63
		30,958	40,792

Property and equipment	(Note 9)	84	131
		$31,042	$40,923

Liabilities

Current
Accounts payable and accrued liabilities		$1,104	$853
Due to related parties	(Note 13)	64	42
		1,168	895

Shareholders’ Equity

Share capital	(Note 11)	246,089	246,089
Contributed surplus		44,404	43,999
Deficit		(260,659)	(250,094)
Accumulated other comprehensive income		40	34
		29,874	40,028
		$31,042	$40,923

Contractual Obligations                                                                 (Note 16)

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2014	2013	2012

Income
Interest income		$497	$643	$812
Loss on sale of assets		-	-	(6)
		497	643	806
Expenses
Accounting and audit		102	135	150
Administration salaries and consulting	(Note 12)	694	1,272	1,397
Amortization	(Note 9)	42	50	116
Directors’ fees	(Note 12)	213	1,402	2,634
Foreign exchange loss (gain)		10	20	(39)
General and administration	(Note 15)	545	571	597
Legal fees		127	48	40
Impairment on available-for-sale investments	(Note 8)	39	187	-
Management fees	(Note 12)	334	1,000	3,690
Mineral property exploration expenditures	(Notes 10 and 12)	8,259	14,210	16,565
Shareholder communications		578	705	777
Stock exchange listing and filing fees		119	94	105
		11,062	19,694	26,032
Net loss for the year		(10,565)	(19,051)	(25,226)
Other comprehensive income for the year
Items that may be reclassified to profit or loss:
Currency translation difference		6	18	72
Comprehensive loss for the year		$(10,559)	$(19,033)	$(25,154)

Basic and diluted loss per common share		$(0.12)	$(0.22)	$(0.29)

Weighted average number of common shares outstanding		88,407,753	88,407,753	88,235,975

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars)

For the years ended December 31,		2014	2013	2012
Operating Activities
Net loss for the year		$(10,565)	$(19,051)	$(25,226)
Non-cash items:
Amortization	(Note 9)	42	50	116
Loss on available-for-sale investments	(Note 8)	39	187	-
Loss on sale of assets		-	-	6
Share-based compensation	(Note 12)	405	3,662	7,489
		(10,079)	(15,152)	(17,615)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		98	559	(178)
Due from related parties		12	74	(2)
Due to related parties		22	(8)	(76)
Accounts payable and accrued liabilities		284	(6)	(957)
Cash flows from operating activities		(9,663)	(14,533)	(18,828)
Financing Activities
Issue of share capital		-	-	2,080
Cash flows from financing activities		-	-	2,080
Investing Activities
Acquisition of property and equipment		(2)	(22)	(89)
Acquisition of marketable securities		-	(250)	-
Proceeds from sale of assets		-	-	31
Cash flows from investing activities		(2)	(272)	(58)

Effect of foreign exchange rate change on cash		(18)	3	117

Net decrease in cash and cash equivalents		(9,683)	(14,802)	(16,689)
Cash and cash equivalents – beginning of the year		40,435	55,237	71,926
Cash and cash equivalents – end of the year		$30,752	$40,435	$55,237

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance - January 1, 2012	87,325,753	$242,270	$34,587	$(205,817)	$(56)	$70,984

Additions during the year:
- Exercise of stock options	1,082,000	2,080	-	-	-	2,080
- Contributed surplus allocated on exercise of options	-	1,739	(1,739)	-	-	-
- Share-based compensation	-	-	7,489	-	-	7,489
- Other comprehensive income	-	-	-	-	72	72
- Net loss for the year	-	-	-	(25,226)	-	(25,226)
Balance - December 31, 2012	88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399

Balance - January 1, 2013	88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399
Additions during the year:
- Share-based compensation	-	-	3,662	-	-	3,662
- Other comprehensive income	-	-	-	-	18	18
- Net loss for the year	-	-	-	(19,051)	-	(19,051)
Balance - December 31, 2013	88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028

Balance - January 1, 2014	88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028
Additions during the year:
- Share-based compensation	-	-	405	-	-	405
- Other comprehensive income	-	-	-	-	6	6
- Net loss for the year	-	-	-	(10,565)	-	(10,565)
Balance - December 31, 2014	88,407,753	$246,089	$44,404	$(260,659)	$40	$29,874

See accompanying notes to the consolidated financial statements

1.	Nature of Business

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

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The consolidated financial statements have been prepared under the historical cost convention except for marketable securities at fair value through profit or loss.  The Board of Directors approved the consolidated financial statements on March 25, 2015.

3.	Changes in Accounting Policy and Disclosures

New and Amended Standards Adopted

As of January 1, 2014, the Company adopted the following new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards.

Amendment to IAS 32 – Financial Instruments – presentation

These amendments are to the application guidance in IAS 32, Financial Instruments: Presentation, and clarify some of the requirements for offsetting assets and financial liabilities on the statement of financial position.  The Company is currently completing its assessment of the impact that this new standard will have on its consolidated financial statements.

Amendment to IAS 36 – Impairment of Assets

This amendment changes the disclosure requirements regarding the recoverable amount in circumstances where an impairment loss has been recognized or reversed, when there has been no impairment of a cash generating unit with goodwill or intangible assets and to require additional disclosure when an impairment of assets is based on fair value less costs of disposal.

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

3.	Changes in Accounting Policy and Disclosures (Continued)

New Standards and Interpretations Not Yet Adopted

The IASB has issued the following standards which have not yet been adopted by the Company.

IFRS 9 – Financial Instruments - classification and measurement

IFRS 9 as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but the complete version of IFRS 9, issued in July 2014, moved the mandatory effective date to January 1, 2018.  The Company is currently completing its assessment of the impact that this new standard will have on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations.  IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue.  IFRS 15 is effective for reporting periods beginning on or after January 1, 2017.  Earlier adoption is permitted.  There should be no impact on the Company’s financial statements from this new standard.

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty

a)	Basis of presentation

These consolidated financial statements include the accounts of Exeter and its subsidiaries.  Subsidiaries are those entities which Exeter controls.  The Company has control over an entity when it is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

	Incorporation	Percentage of Ownership
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%
Sociedad Contractual Minera Retexe Chile (“Retexe”)	Chile	100%

The Company does not have restrictions on its ability to transfer cash to or from its subsidiaries, or to pay dividends, advance loans or make loan repayments between group companies.  All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

b)	Mineral property costs

Mineral properties consist of exploration and mining concessions, options to acquire interest in exploration and mining concessions.  Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired.  If a property is put into production the costs of acquisition are expensed on a units of production basis over the life of the property based on estimated proven and probable reserves.  Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property with any excess recognized in the income statement.  If a property is abandoned, the acquisition costs will be written off to the income statement.

c)	Mineral property exploration and evaluation expenditures

The Company expenses mineral property exploration and evaluation expenditures when incurred.  When it has established that a mineral deposit is technically feasible and commercially viable and following a decision to commence development, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized on a units of production basis following the commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

d)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with an initial term to maturity of ninety days or less.

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

The functional currency of the parent company is the Canadian dollar and the functional currency of the Company’s Chilean subsidiaries, Eton and Retexe, is the Chilean Peso.  The financial statements of these subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in Other Comprehensive Income (“OCI”) as cumulative translation adjustments.

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

(iii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions.  Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the statement of income.

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

The Company has adopted an incentive stock option plan.  All share-based awards are measured and recognized based on the grant date fair value.  Fair value is determined using the Black-Scholes option pricing model.  Awards that the Company has the ability to settle with stock are recorded as equity.  Share-based compensation expense is recognized over the tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of options expected to vest.

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

However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

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

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Areas of estimates include assumptions used in the accounting for share-based compensation, amortization rates, and contingent liabilities.  Actual results may differ from these estimates.

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

Financial assets and liabilities are offset when there is a legally enforceable right to offset and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

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

•
Available-for-Sale Financial Assets (“AFS”): Investments held by the Company are classified as AFS and are recorded at fair value.  Gains and losses arising from changes in fair value are recognized in other comprehensive income.  When an investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is included in profit or loss for the period.  AFS investments are considered to be impaired when the declines in fair value below cost are considered significant (20% or more) or prolonged (more than 12 months).  The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate at the statement of financial position date.

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

The Company expenses all advance royalty payments to mineral property exploration expenditures.  Once a decision on development of mineral properties has been made, the Company will capitalize the advance royalty payments until the commencement of production at which time they will be charged to operations (see Note 16).

m)	Land easement

The Company expenses all land easement payments to mineral property exploration expenditures as the agreement with the Chilean Government can be terminated, without penalty, if the Caspiche project does not advance.

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

Fair value measurements are categorized within the following hierarchy:

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

6.	Financial Instruments (Continued)

Currency risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates.  The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them, resulting exchange gains and losses impact earnings.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars).  Such balances are subject to foreign exchange fluctuation.

The Canadian parent company had the following balances in foreign currencies as at December 31, 2014 and 2013:

2014 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	248	-
Accounts payable and accrued liabilities	(29)	(61)
Net balance	219	(61)
Equivalent in Canadian Dollars	254	(58)
Rate to convert to $ CDN	1.1601	0.9479

2013 (in thousands)
US Dollars
Cash and cash equivalents	364
Accounts payable and accrued liabilities	(73)
Net balance	291
Equivalent in Canadian Dollars	310
Rate to convert to $ CDN	1.0636

Based on the above net exposures as at December 31, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $25,400 and $5,800 respectively (2013 - $31,000 for the US dollar) in the Company’s net loss.

6.	Financial Instruments (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents.  Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2014 ranged between 1.40% and 1.50%.

Based on the amount of cash and cash equivalents held at December 31, 2014, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $154,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company had cash and cash equivalents at December 31, 2014 in the amount of $30,752,000 in order to meet short-term business requirements.  At December 31, 2014, the Company had current liabilities of $1,168,000 which are due on demand or within 30 days.

7.	Cash and Cash Equivalents

(in thousands)	December 31, 2014	December 31, 2013
Cash
Cash at bank	$5,278	$15,314
Investment savings accounts	25,474	25,121
Total	$30,752	$40,435

8.	Other Financial Assets

The Company holds 1,562,500* common shares in San Marco Resources Inc. (“San Marco”) (see note 10(a)).

	December 31, 2014	December 31, 2013
Number of shares held	1,562,500	1,562,500

(in thousands)
Cost	$250	$250
Market value – beginning of year	$63	$250	**
Impairment of available-for-sale financial assets	(39)	(187)
Market value – end of year1	$24	$63

*	On January 5, 2015 San Marco shares were consolidated on the basis of one new common share for five old common shares. As a result the Company now holds 312,500 new common shares.
**    Acquired during the 2013 year (Note 10(a)).

1 Classified as a Level 1 financial instrument and measured at fair value using quoted prices in active markets for identical assets.

9.	Property and Equipment

(in thousands)	Computer Equipment	Computer Software	Equipment including Vehicles	Leasehold Improvements	Office equipment	Total
Cost
As at January 1, 2013	$111	$15	$295	$22	$68	$511
Additions	-	-	22	-	-	22
Effect of movements in exchange rates	-	-	(7)	-	-	(7)
Balance as at December 31, 2013	$111	$15	$310	$22	$68	$526

Amortization
As at January 1, 2013	$(111)	$(15)	$(143)	$(10)	$(68)	$(347)
Charged for the year	-	-	(46)	(4)	-	(50)
Effect of movements in exchange rates	-	-	2	-	-	2
Balance as at December 31, 2013	$(111)	$(15)	$(187)	$(14)	$(68)	$(395)

Net carrying value
As at January 1, 2013	$-	$-	$152	$12	$-	$164
As at December 31, 2013	$-	$-	$123	$8	$-	$131

Cost
As at January 1, 2014	$111	$15	$310	$22	$68	$526
Additions	-	-	-	-	2	2
Effect of movements in exchange rates	-	-	(14)	-	-	(14)
Balance as at December 31, 2014	$111	$15	$296	$22	$70	$514

Amortization
As at January 1, 2014	$(111)	$(15)	$(187)	$(14)	$(68)	$(395)
Charged for the year	-	-	(38)	(4)	-	(42)
Effect of movements in exchange rates	-	-	7	-	-	7
Balance as at December 31, 2014	$(111)	$(15)	$(218)	$(18)	$(68)	$(430)

Net carrying value
As at January 1, 2014	$-	$-	$123	$8	$-	$131
As at December 31, 2014	$-	$-	$78	$4	$2	$84

10.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

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

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties.  The vendor retains the 3% NSR from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,000,000 paid to December 31, 2014) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project.  The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years.  After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made.  Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR.  The Company has the right to purchase 50% of the NSR for $10 million.  To date the Company has not exercised the option on the property and is in discussions with the vendor regarding amendment of the option agreement.

10.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Water agreement

In January 2014, the Company’s Chilean subsidiary, Eton, negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama”).  The new terms amend the original agreement entered into between the parties in May 2013.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in water exploration tenements near Peñas Blancas (Laguna Verde) and Cuenca Two in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, following any discovery and subsequent approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama’s obligation to pay Hydro Exploranciones SpA (“Hydro”), an Atacama affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights.  Atacama will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton’s original 50% interest in any water rights acquired.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.  The objective of the water program is to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at the Company’s Caspiche gold-copper project.
Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as areas that may be required for Caspiche development.  In order to maintain these rights, the Company is required to make payments of approximately US$7.4 million of which US$2.6 million has been paid to December 31, 2014, which are valid for 25 years.  Annual payments are required of approximately US$600,000.

10.	Mineral Properties - Acquisition and Exploration Costs (Continued)

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco, for the exploration of the Angeles and La Buena gold-silver properties located in Mexico.

Angeles

Exeter had a staged option to earn up to a 70% interest in the Angeles property by incurring an aggregate of $20.0 million in exploration expenditures over 7 years.  Exeter was also required to make cash payments totaling $950,000 staged over 7 years.  All cash payments were to be made by way of a private placement purchase of San Marco’s common shares.  The Company paid $100,000 and acquired 625,000 common shares during 2013 (see Note 8).

The Company terminated the option agreement in December 2013 due to adverse market conditions following the completion of $1 million of committed exploration expenditures.

La Buena

Exeter had the option to earn a 60% interest in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years.  All cash payments were to be made by way of a private placement purchase of San Marco’s common shares.  The Company paid $150,000 and acquired 937,500 common shares during 2013 (see Note 8).

Following completion of $1.4 million in committed expenditures, the Company withdrew from the option in February 2014 due to exploration results not meeting expectations.

10.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below shows the Company’s exploration expenditures for the years ended December 31, 2014, 2013 and 2012.

(in thousands)	2014			2013			2012
							Chile
	Mexico	Chile	Total	Mexico	Chile	Total	Total
Access payments	$25	$731	$756	$57	$2,603	$2,660	$514
Assays	-	-	-	62	44	106	122
Consultants and contractors	-	755	755	23	1,413	1,436	2,643
Drilling	6	2,159	2,165	767	2,281	3,048	3,826
Engineering and geological *	17	1,000	1,017	949	1,474	2,423	1,664
Environmental	-	121	121	22	91	113	91
Field camp	-	901	901	33	527	560	1,893
IVA tax	(100)	451	351	113	535	648	1,326
Legal and title	2	566	568	105	456	561	587
Metallurgical *	-	323	323	1	230	231	1,036
Office operations	2	216	218	174	288	462	269
Resource development	-	32	32	-	76	76	92
Travel	2	390	392	142	471	613	885
Wages and benefits *	2	658	660	148	1,125	1,273	1,617
Exploration costs	$(44)	$8,303	$8,259	$2,596	$11,614	$14,210	$16,565
Cumulative exploration costs	$2,552	$100,063	$102,615	$2,596	$91,760	$94,356	$80,146

* Includes share-based compensation as reflected below:

(in thousands)	2014			2013			2012
							Chile
	Mexico	Chile	Total	Mexico	Chile	Total	Total
Engineering and geological	$5	$208	$213	$74	$533	$607	$476
Metallurgical	-	-	-	-	111	111	505
Wages and benefits	-	-	-	-	224	224	412
Cumulative exploration costs	$5	$208	$213	$74	$868	$942	$1,393

11.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

12.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows:  On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At December 31, 2014, the maximum number of options issuable under the Plan was 8,840,775.  The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.  Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.  Stock options usually vest in tranches over a period of 1 to 2 years (50 - 100% per year).

A summary of the changes in share options during the year is as follows:

	December 31, 2014		December 31, 2013

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of year	8,923,000	$1.30	10,530,150	$1.79
Granted	50,000	0.70	2,675,000	1.20
Cancelled	-	-	(1,613,400)	2.22
Forfeited	-	-	(50,000)	1.27
Expired	(720,000)	1.70	(2,618,750)	2.57
Options outstanding, end of year	8,253,000	$1.26	8,923,000	$1.30

There were nil (2013 – nil) options exercised during the year.

During 2013, option holders voluntarily surrendered 1,603,400 options and the Company accounted for these as cancellations.  As all the options had vested no additional expense was incurred on the cancellation.

12.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at December 31, 2014.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.70	50,000	4.85	$0.70	-	$-
1.20	1,175,000	3.20	1.20	1,175,000	1.20
1.22	1,500,000	3.03	1.22	1,000,000	1.22
1.27	2,333,000	2.07	1.27	2,203,000	1.27
1.31	3,195,000	2.88	1.31	3,195,000	1.31
	8,253,000	2.73	$1.26	7,573,000	$1.27

For the options granted during the year, the weighted average fair market value was $0.70 per share.

Share-based Compensation

The fair value of the 50,000 (2013 – 2,675,000) options granted by the Company during the years ended December 31, 2014 and 2013 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2014	2013	2012
Expected annual volatility	60%	70%	71%
Risk-free interest rate	1.56%	0.96% - 1.42%	0.96% - 1.37%
Expected life	5 years	5 years	5 years
Expected dividend yield	0.0%	0.0%	0.0%

Share-based compensation expense of $405,000 (2013 - $3,662,000, 2012 - $7,489,000) was recognised during the year.

Share-based compensation expense for the years ended December 31 has been allocated as follows:
(in thousands)	2014	2013	2012
Administration salaries and consulting	$106	$790	$903
Directors’ fees	63	1,240	2,433
Management fees	23	690	2,760
Mineral property exploration expenditures	213	942	1,393
Total	$405	$3,662	$7,489

13.	Related Party Transactions

An amount due from a related party of $9,000 at December 31, 2014 (December 31, 2013 - $21,000) is for the recovery of common expenditures from Rugby Mining Limited (“Rugby”).  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $64,000 at December 31, 2014 (December 31, 2013 - $42,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended December 31, 2014 a total of $833,000 (2013 - $900,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $200,000 (2013 - $280,000) were paid or accrued to a corporation of which a Co-Chairman and former President and CEO of the Company is a principal.  As at December 31, 2014, the Company had amounts owing of $14,000 (December 31, 2013 - $10,000) to this company.

b)
Exploration fees of $249,000 (2013 - $212,000) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.  As at December 31, 2014, the Company had amounts owing of $28,000 (December 31, 2013 - $20,000) to this company.

c)
Management fees of $120,000 (2013 - $120,000) were paid to a corporation controlled by a Co-Chairman of the Company.  As at December 31, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $12,000) to this company.

d)
Management fees of $250,000 (2013 - $250,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.  As at December 31, 2014, the Company had amounts owing of $22,000 (December 31, 2013 - $Nil) to this company.

e)
The Company paid or accrued rent expense of $14,000 (2013 - $38,000) to a company controlled by a director of the Company.  Of this amount, $6,000 (2013 - $20,000) was recovered from Rugby.  As at December 31, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $Nil) to this company.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby.

f)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended December 31, 2014 was $135,000 (2013 - $317,000).  As at December 31, 2014, the Company had amounts receivable of $9,000 (December 31, 2013- $21,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

14.           Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.  Key management personnel of the Company at December 31, 2014 included four (4) (2013- 4, 2012- 4) executive officers and the three (3) (2013- 3, 2012- 4) independent members of the Board of Directors.

The following compensation has been provided to key management personnel for the years ended December 31:

(in thousands)	2014	2013	2012
Compensation - cash and benefits	$1,070	$1,163	$1,570
Share-based payments	396	2,611	5,193
Total	$1,466	$3,774	$6,763

15.           Expenses by Nature

General and administration expense is made up of the following:

Year ended December 31,
(in thousands)	2014	2013	2012
Bank charges	$8	$13	$13
Office	211	212	208
Rent	185	185	137
Telecommunications	27	28	28
Transfer agent	17	18	18
Travel and promotion	97	115	193
Total	$545	$571	$597

16.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2015	2016 – 2017	2018 - 2019	2020 - 2025
Advance royalty payments	$7,541	$290	$580	$580	$6,091
Land easement payments	5,568	696	1,392	1,392	2,088
Office and equipment leases	414	331	83	-	-
Property access agreements	242	150	92	-	-
Total	$13,765	$1,467	$2,147	$1,972	$8,179

17.	Segmented Information

The Company’s activities are all in the one reportable operating segment - mineral property acquisition, exploration and development.  The following provides required disclosures on a geographic basis:

December 31,2014
(in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$30,567	$-	$185	$30,752
Amounts receivable and prepaid expenses	144	-	29	173
Due from related party	9	-	-	9
Other financial assets	24	-	-	24
Property and equipment	4	-	80	84
	30,748	-	294	31,042
Current liabilities	(307)	-	(861)	(1,168)
	$30,441	$-	$(567)	$29,874
Net loss – year ended December 31, 2014	$2,239	$(44)	$8,370	$10,565

December 31,2013
(in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$40,074	$-	$361	$40,435
Amounts receivable and prepaid expenses	169	74	30	273
Due from related party	21	-	-	21
Other financial assets	63	-	-	63
Property and equipment	1	-	130	131
	40,328	74	521	40,923
Current liabilities	(322)	-	(573)	(895)
	$40,006	$74	$(52)	$40,028
Net loss – year ended December 31, 2013	$4,777	$2,596	$11,678	$19,051
Net loss – year ended December 31, 2012	$8,559	$-	$16,667	$25,226

18.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

(in thousands)	2014		2013		2012
Net loss for the year before income tax		$10,565		$9,051		$25,226
Combined federal and provincial tax rate		26.00%		25.75%		25.00%
Income tax recovery at statutory rates		$(2,747)		$(4,906)		$(6,307)
Losses and other deductions for which no benefit has been recognized		1,979		2,082		3,034
Non-deductible share-based compensation		105		943		1,873
Non-deductible mineral property exploration costs		609		1,019		551
Foreign exchange rate and tax rate differences		(66)		539		649
Other		120		323		200
Income tax recovery	$	Nil	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

(in thousands)	2014	2013	2012
Non-capital loss carry forwards – Canada	$6,248	$5,708	$4,738
Non-capital loss carry forwards – Chile	2,459	1,128	851
Exploration and development deductions	17,689	12,065	10,655
Property and equipment – Canada	34	33	32
Share issue costs	-	26	323
Other	41	39	47
Unrecognised deferred tax asset	$26,471	$18,999	$16,646

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of $24 million expire as follows:

(in thousands)
2026	$2,242
2027	2,001
2028	2,424
2029	4,038
2031	4,083
2032	4,135
2033	3,031
2034	2,077
$24,031

At December 31, 2014, the Company also has tax loss carry forwards in Chile which have no expiry, totaling $9.1 million, which are available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Dated: May 8, 2015	EXETER RESOURCE CORPORATION

	By:	/s/ Wendell Zerb
Wendell Zerb, President and Chief Executive Officer
(Principal Executive Officer)