Form 20-F
period 2015-12-31
EXETER RESOURCE CORP
filed 2016-04-29
CIK 1306900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2015
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2015, 88,407,753 common shares of the Registrant were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐                                                   Accelerated filer ☐                                Non-accelerated filer ☒

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐                     Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐   No ☒

i

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars.  For the years ended December 31, 2015, 2014, and 2013, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”).  For the years ended December 31, 2012 and 2011, which annual audited consolidated financials are not presented in this Annual Report, we prepared our consolidated financial statements in accordance with IFRS as issued by the IASB.  Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

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

Felsic	An adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade	The metal content of rock, generally in terms of percentage (%) or parts per million (ppm). With precious metals, grade can be expressed as troy ounces or grams per tonne of rock.
Hg	Symbol used for mercury in the periodic table of elements.
Hydrothermal	The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.
Ignimbrite	A felsic volcanic tuff in which the fragments were welded together as the tuff cooled.
Intrusion/Intrusive	Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.
Magnetometer	An instrument for detecting and measuring changes in the earth's magnetic field, including those in different rock formations which may indicate the presence of specific minerals.
Metallurgical Tests
Scientific procedures carried out on rock/material to determine the optimum extraction methods for the potentially economic metals contained in representative samples of the mineralization normally obtained from diamond drill hole cores are used for this test work.

Metallurgy	The study of the extractive processes which produce mineral concentrates or final metals for marketing, from their host rocks.
Mineral	A naturally occurring inorganic substance or compound having a definite chemical composition and a characteristic internal structure, usually in crystal form.
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

Open Pit	A mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.
Outcrop	The part of a rock formation that appears at the surface of the ground.
Oxide	A compound of oxygen with another element.
Preliminary Economic Assessment	“Preliminary economic assessment” (PEA) means a study, other than a pre-feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Phyllic Alteration	A hydrothermal alteration common in porphyry base-metal systems.
Porphyry	Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.
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

PART I

Item 1.                 Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.                 Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                 Key Information

A.           Selected Financial Data

The selected financial data and the information of the Company in the following table as at December 31, 2015 and 2014, and for the three years ended December 31, 2015 was derived from the audited consolidated financial statements of the Company presented in this Annual Report on Form 20-F, audited by PricewaterhouseCoopers LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this Annual Report on Form 20-F.  The selected financial data and the information of the Company as at December 31, 2013, 2012 and 2011 and for the years ended December 31, 2102 and 2011 in the following table was derived from the audited consolidated financial statements of the Company which are not presented in this Annual Report on Form 20-F.

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

In this Annual Report on Form 20-F all dollars are expressed in Canadian dollars unless otherwise stated.

(in thousands, except for share data)	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Income
Interest Income	$291	$497	$643	$812	$977
(Loss) gain on sale of assets	-	-	-	(6)	14
Loss from continuing operations	(8,897)	(10,565)	(19,051)	(25,226)	(30,571)
Gain (loss) from discontinued operations	-	-	-	-	-
Net (loss) income for the year	(8,897)	(10,565)	(19,051)	(25,226)	(30,571)
Net (loss) income and comprehensive (loss) income for the year	(8,893)	(10,559)	(19,033)	(25,154)	(30,627)
Basic and diluted loss per common share from continuing operations	(0.10)	(0.12)	(0.22)	(0.29)	(0.35)
Basic (loss) income per common share from net (loss) income and comprehensive (loss) income for the year	(0.10)	(0.12)	(0.22)	(0.29)	(0.35)
Diluted (loss) income per common share from net (loss) income and comprehensive (loss) income for the year	(0.10)	(0.12)	(0.22)	(0.29)	(0.35)
Total Assets	22,543	31,042	40,923	56,325	72,880
Total Liabilities	331	1,168	895	926	1,896
Working Capital	22,153	29,790	39,897	55,235	70,765
Share Capital	246,089	246,089	246,089	246,089	242,270
Total Equity	22,212	29,874	40,028	55,399	70,984
Weighted Average Number of Common Shares Outstanding	88,407,753	88,407,753	88,407,753	88,235,975	86,915,354

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements’’, however, accounting policies require the application of management’s judgment in respect of the following relevant matters:

(i)
use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of estimates include accrued liabilities and the determination of the assumptions used in the calculation of share-based compensation expense.  Actual results could differ from those estimates used in the financial statements.

(ii)
share-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a share-based compensation plan.  All share-based awards are measured and recognized based on the grant date fair value.  Fair value is determined using the Black Scholes option pricing model.  Expected volatility is based on historical volatility of the stock.  The Company utilizes historical data to estimate the expected option term for input into the valuation model.  The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Recent Changes in Accounting Policy and Disclosures

New Standards and Interpretations Not Yet Adopted

The IASB has issued the following standards which have not yet been adopted by the Company.

IFRS 9 – Financial Instruments - classification and measurement

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.  The Company is currently assessing the impact of the standard on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations.  IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue.  IFRS 15 is effective for reporting periods beginning on or after January 1, 2018.  Earlier adoption is permitted.  There should be no impact on the Company’s financial statements from this new standard.

IFRS 16 – Leases

In January 2016, the IASB published IFRS 16 which replaces IAS 17, Leases.  IFRS 16 establishes how an entity will recognise, measure, present and disclose leases. It is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Exchange Rates

The following tables set out the exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“CDN$”) for (i) the average exchange rates (based on the average of the exchange rates on the last day of each month) in each of the years 2011 to 2015 and the low rate in each of those years, and (ii) the range of high and low exchange rates in each of the months October 2015 to March 2016.

The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates as published by the Bank of Canada, as expressed in the amount of one United States Dollar equal to Canadian dollars.

	2016 (to April 21)	2015	2014	2013	2012	2011
High for period	1.4589	1.3990	1.1643	1.0697	1.0418	1.0604
Low for period	1.2627	1.1728	1.0614	0.9839	0.9710	0.9449
End of period	1.2710	1.3840	1.1601	1.0636	0.9949	1.0170
Average for period	1.3570	1.2787	1.1045	1.0299	0.9996	0.9891

The following table sets forth, for each period indicated, the high and low exchange rates for one United States dollar expressed in Canadian dollars on the last day of each month during such period, based on the noon buying rate.

	October	November	December	January	February	March
	2015	2015	2015	2016	2016	2016
High	1.3242	1.3360	1.3990	1.4589	1.4040	1.3468
Low	1.2904	1.3095	1.3360	1.3969	1.3523	1.2962

Exchange rates are based on the Bank of Canada nominal noon exchange rates.  The nominal noon exchange rate on April 21, 2016 as reported by the Bank of Canada for the conversion of one United States dollar into Canadian dollars was US$1.00 = Cdn$1.2710.

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

The Company is at the exploration stage on all of its properties and is engaged in ongoing engineering work in order to determine if any economic deposits exist on its properties.  The Company may expend substantial funds in exploring certain of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economically viable quantities of minerals are found.  Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into commercial production.  Finding commercially viable mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade, amenability to metallurgical processing, and proximity to infrastructure, availability of power and water, as well as metal prices.  The Company’s Caspiche project is located in the Atacama region of Northern Chile which has been experiencing drought conditions for an extended period resulting in considerable stress on available water resources.  In addition, the Chilean government is currently reviewing regulations regarding water rights and there is greater uncertainty regarding the potential to secure water rights in the area.  While the Company believes that it has discovered significant quantities of water at the Peñas Blancas exploration concessions which may be adequate for the potential development options identified in the PEA Report, it does not have any water rights.  In order to obtain water rights it is required to make applications to various government departments including the General Directorate of Water Resources (“DGA”) and the Ministry of Public Land of the Chilean government (“BBNN”).  In the event that water rights are secured, the ability to extract and use such water is subject to further permitting appraisal from the authorities and there is no guarantee that such permits will be received.  The Company is also continuing to pursue other avenues for acquisition of water resources.  The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.  There can be no assurance that the Company’s operations will be profitable in the future.  There is no certainty that the studies conducted by the Company will result in a commercially viable mining operation.  No assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that the identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited.  There can be no assurance that minerals recovered in small scale tests or the results of pilot plant operations and metallurgical testwork will be duplicated in large scale tests under on-site conditions or in production.  If the Company is unsuccessful in its development efforts, the Company may be forced to acquire additional projects or cease operations.

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

Mineral exploration, development and production activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Environmental hazards, industrial accidents, unusual or unexpected geological formations, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land-slides, the inability to obtain suitable or adequate machinery, equipment or labor, and the inability to meet ongoing requirements of various permits required for operations are other risks involved in the operation of mines and the conduct of exploration, development and production programs.  Operations and activities in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines, if any, and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  The occurrence of such risks could cause significant delays in the conduct of the Company’s activities or their cancelation which could negatively impact profitability.

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

Changes in the market prices of gold, copper, silver and other metals, which in the past have fluctuated widely, would affect the future profitability of the Company’s planned operations and financial condition.

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

The Company cannot predict the effect of these and other factors on metal prices.  A decrease in the market price of gold, silver, copper and other metals could affect the commercial viability of the Company’s properties and its anticipated development of such properties in the future.  Lower gold and other commodity prices could also adversely affect the Company’s ability to finance exploration and development of its properties.

Land reclamation requirements for the Company’s properties may be burdensome and expensive.

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

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

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. The Company is required to comply with the provisions of the International Labour Organisation Convention 169 (“ILO 169”) on Indigenous and Tribal Peoples which sets out requirements for consultation with indigenous communities. Compliance with ILO 169 requirements could result in delays and significant additional expense in obtaining the necessary approvals or agreement with indigenous communities to advance the Caspiche project.

In Chile, exploration activities normally require environmental approval.  Early stage exploration activities in the scarcely populated Atacama region do not need an environmental impact declaration (DIA) nor an environmental impact study if they involve less than 40 drill holes or drill platforms.  On the other hand if the exploration project considers more work than this, a DIA or EIA is required to be prepared and assessed by the environmental evaluation service department (SEA) within the Ministry of Environment.  The SEA can be consulted regarding the complexity of the proposal and which of the two styles of reports is required.  Normally exploration programs, even if quite large, require the less complex DIA.  Development, construction and operations almost always require an EIA.  The appropriate document must be presented to the SEA (usually the branch in the Region) in the correct format and they then consult with other government departments regarding the proposal and arrange public comment.  Finally, taking into account the responses they have received, the regional environmental evaluation commission (CEA) which is chaired by the Regional Governor and includes all the various sectorial authorities that were involved in the assessment procedure, issues an environmental qualification resolution (RCA) which allows the proposed works to proceed, subject to any conditions or constraints that it deems to impose.

As the Company is in an exploration phase, the appropriate activities and intentions have been described and approved in DIAs.  However if in practice the exploration activities result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.  The requirements of Government that can be imposed on planned operations as a result of the SEA evaluation can require additional facilities, restrictions on operations, additional capital and operating expenditure and additional regulatory requirements that cannot be reasonably forecast by the Company prior to assessment.  In addition, compliance with environmental regulations and the terms of an RCA is supervised by another branch of the Ministry of Environment, the SMA who carry out inspections and respond to 3rd party complaints.   In case of breach, the SMA will determine the remedial actions or restrictions and may initiate sanctioning procedures which can include temporary or permanent suspension of activities as well as the imposition of significant fines, none of which can be reasonably forecast by the Company.

In addition various parties can commence court challenges to any permits or authorizations granted by the authorities.  Such court challenges if successful can result in significant delays and increased costs for potential project development. Failure to comply with applicable laws, regulations and permitting requirements may result in substantial fines and enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

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

The Company has limited financial resources and has no operating cash flow.  As of December 31, 2015, the end of the last financial year, the Company had incurred accumulated losses totalling approximately $270 million.  Continued development efforts will require additional capital to maintain and advance the studies on the Company’s Caspiche project.  Additionally, development of the Company’s Caspiche project would require significant additional capital which the Company may be unable to access.  The Company has been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing however should it determine to proceed with development of its properties it may be required to obtain loans or other sources of finance for such development.  However, the Company may not be able to obtain additional equity or other financing on reasonable terms, or at all.  If the Company is unable to obtain sufficient financing in the future, it might have to dramatically slow development efforts and/or lose control of its Caspiche project.  If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders.  These financings may be on terms less favourable to the Company than those obtained previously.

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

The Company’s operations at December 31, 2015 were located in Chile which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. Dollars, Australian Dollars, and Chilean Pesos.  Such fluctuations may adversely affect the Company’s financial position and results.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Common Shares of the Company

The market for the Company’s common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares.

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company, or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as economic recessions and changes to legislation in the countries in which it operates.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral.  In the last five financial years, the price of the Company’s common shares has fluctuated between $0.39 and $6.20.  The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be subject to volatility resulting from purely market forces over which the Company will have no control such as that experienced recently resulting from the economic downturn due to the on-going economic uncertainty in the United States, Europe and elsewhere around the globe.  Further, despite the existence of a market for trading the Company’s common shares in Canada, the U.S. and Germany, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

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

The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders of common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2015, and may be a PFIC in future tax years.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period of the common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s adjusted tax basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Consequences.”  Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Three Year History

The Company is engaged in the business of acquisition, exploration and development of mineral properties located in the Maricunga Region, Chile; its business development over the last three years is described in the following paragraphs.  Unless otherwise noted, Jerry Perkins, Vice President Development and Operations of the Company, a qualified person (“QP”) under NI 43-101, is responsible for the preparation of scientific or technical information in this Annual Report on Form 20-F and Wendell Zerb, President and CEO of the Company, a QP under NI 43-101, is responsible for geological and mineral resource information in this Annual Report on Form 20-F.

2013

In February 2013, the Company announced certain management changes, including the appointment of Wendell Zerb as President & CEO, the transition to Co-Chairman by Bryce Roxburgh, and the retirement of Douglas Scheving from the Board of Directors.

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

In March 2013, the Company announced that it had completed its first water exploration drill hole to test a potential aquifer located within the Cuenca One tenement for which the Company has filed a new exploration permit application.  Water was encountered in drilling and preliminary air lift tests were conducted to establish the initial characteristics and significance of the water encountered.  Results released in June from a second exploration drill hole sited approximately 1,200 m northwest of the first drill hole, encountered both similar lithologies and water.  Air lift tests completed on this hole provided similar water flows as the first drill hole.  The water levels in each of the holes returned to original levels within minutes of the termination of the air lift tests, suggesting the potential for positive recharge within the aquifer.

In June 2013, the Company announced that its Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton Chile”), had entered into a joint venture agreement (“JV”) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”).  The JV covered the potential exploration for subsurface water associated with water exploration concessions applied for at Peñas Blancas (Laguna Verde), Quebrada El Fraile and at Cuenca Two, all located in northern Chile.  The agreement included provisions that each company would own a 50% interest in each water tenement and any water rights granted and would incur 50% of the costs associated with exploration.  Exeter’s initial exploration commitments totalled US$500,000.

The Company’s application for surface rights at Caspiche (the “Easement”), was granted by the Chilean Government.  The Easement gives the Company the right to carry out work and install all of the infrastructure and surface modifications required for the potential development of a mining operation, including roads, excavations, stockpiles, buildings, pipelines, power lines, tailings storage facilities and the like.  The Company already had a lease agreement with the Chilean Government for the surface rights that corresponded to its initial mineral rights in the area, and the Easement extended this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  The Easement excluded specific surface rights in areas owned by the indigenous community, the Comunidad Colla Rio Jorquera y sus afluentes (CCRJ).  The Company had an access agreement with CCRJ and maintained a good relationships, including open communications with the CCRJ and other indigenous communities in the Maricunga area. It expects these relationships and agreements to continue in the future.

The Company announced the evaluation of a new approach for the potential development of the Caspiche deposit.  The new approach considered both a standalone open pit oxide gold operation as well as a similar initial operation that then later combined with underground mining of a central higher grade gold copper sulphide core.  Santiago based engineering consultancies, NCL Construccion y Ingenieria (“NCL”) and Alquimia Conceptos S.A. (“Alquimia”) conducted these initial studies which investigated lower capital cost and scaleable mining alternatives rather than a large scale, capital intensive super pit scenario.

These initial studies investigated the concept of mining a central higher grade zone using selective, top-down, open stope mining methods, rather than the much larger scale bottom-up (block cave) underground approach previously evaluated by the Company.  The objective was to accelerate access to the higher grade core with lower upfront capital expenditures and a relatively early start to production when compared to block caving. Anticipated advantages to a smaller scale, but higher grade operation included reduced water and power requirements when compared to a large scale open pit scenario.

2014

The Company continued its work on the Caspiche project in an effort to advance the project through the review of lower capital alternatives for the potential development of the project.  Options assessed included open pit mining of the near surface oxide zone (gold only), followed by a deepening of the open pit as well as underground mining of the central, higher grade portion of the gold-copper sulphide deposit by open stoping.

In January 2014, Eton Chile negotiated new water exploration agreement terms (“Water Agreement”) with Atacama Pacific.  The new terms amended the original agreement entered into between the parties in May 2013 and allowed Eton Chile to earn an additional 40% interest, for an aggregate 90% interest, in water exploration tenements Cuenca Two, Quebrada El Fraile, and Peñas Blancas.  Water exploration tenements have a maximum term of two years during which exploration activity can be conducted and are not renewable.  A new application is required after two years should future exploration be warranted.  In the event that water is discovered an application for water rights must be made within 90 days of the expiry of the water exploration concession.

The objective of the Company’s water exploration program was to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at Caspiche.

In February 2014, Exeter informed San Marco that results from exploration at the La Buena project did not meet Company objectives and that it was terminating the joint venture agreement.

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

In May 2014, the Company released the results of a preliminary economic assessment (PEA) for Caspiche (see details of the technical report filed relating to the PEA below). The PEA reported on the work carried out in evaluating the new approaches to potential development at Caspiche described in the paragraphs above, in this Annual Report.  It concentrated on three new low capex potential development options, all of which required modest quantities of water to support mining operations. The Company announced that three large-diameter drill holes completed at the Company’s water exploration concession (option for 90% interest) Peñas Blancas, had intersected potentially significant quantities of water based on preliminary evaluation using airlift testing.  Down hole pump testing, a more definitive measurement technique to quantify water flow rates and the recharge rate, was completed on one hole, LV-03.  Pump tests on LV-03 confirmed a potentially significant water resource.  Tests included a series of variable and fixed-speed pump tests.  At each flow rate tested, the water table stabilized and recovered rapidly, suggesting favourable permeability and transmissivity.  Flow rates of +40 litres per second (“l/s”) were recorded.

In October 2014, the Company announced an expanded water drilling program at Peñas Blancas. The expanded water exploration program included completing two additional large diameter water bore holes and a series of smaller diameter water monitoring holes together with down hole pump tests and water level measurements to quantify water flow rates and aquifer recharge rates.  Results from the pump tests, indicated potential for sustainable flows of over 200 l/s over the five holes tested (two new holes and three from drilling in Q2/14).

New metallurgical column leach results from the Company’s Caspiche oxide gold zone were encouraging, suggesting previous estimates for life of mine heap leach recoveries of approximately 80% might be conservative.  The tests on coarsely crushed -50 mm material, indicated some potential for increased metallurgical recoveries in the shallower zones, and hence possibly enhanced project cash flow.  Five PQ diamond drill cores provided a total of 74 bottle roll test samples and 17 column test samples, including 10 column tests on -50 mm material.  The column test materials were composited level by level to simulate mining intervals of two years within a ten year mine plan.  Well mineralized gravels, which overly the oxide zone were also tested.  The test work was designed to systematically test the oxide zone such that when considered with earlier results confidence levels would approach the requirements for a final feasibility study.

In December 2014, the Company announced the filing of an amended technical report prepared by Santiago based engineering consultancies, NCL Ingeniería y Construcción and Alquimia Conceptos S.A. titled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated December 19, 2014 with an effective date of April 30, 2014 (the “PEA Report”).  The PEA Report described the three new low capex, potential development options, all of which required modest quantities of water compared with the requirements of a large scale open pit.  The PEA Report calculated that the 30,000 tonne per day (“tpd”) standalone oxide operation would require a peak water supply of less than 50 l/s. This option produced an estimated average of 122,000 gold equivalent* ounces annually over a projected ten year mine life, including 148,000 ounces annually in the first five years.

Disclaimer: The economic analysis contained in the 2014 PEA is considered preliminary in nature. No inferred mineral resources were used, nor is there any certainty that the economic forecast outlined in the 2014 PEA will be realized. See Exeter’s website or Sedar for the news release dated December 19, 2014: Amended NI 43-101 Technical Report on the Caspiche Project; Effective date: April 30, 2014.

The PEA Report used prices of: Au US$1,300 US$/oz. Ag US$20/oz. and Cu US$3/lb

* Gold equivalent oz (AuEq) value is based on Au, Ag and Cu revenues (prices and recoveries involved). AuEq oz [troy oz] = [Au g/t * Rec Au *tonnes]/31.1 + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ gold price troy oz + [[Cu% * Rec Cu * tonnes]*2204] * copper price lbs/gold price troy oz. Recoveries are adjusted based on metallurgical characteristic of the resource.

The standalone oxide open pit mine plan benefited from lower up front capital requirements and sequenced higher start up grades in the initial part of the mine life.  In addition, a low life-of-mine strip ratio (0.27:1) and favorable leach kinetics were positive contributors to the project economics.  At US$1,300/oz gold, the pre-tax net present value (“NPV”) was US$355 million, generating an internal rate of return (“IRR”) of 34.7%, and a payback period of 3.4 years from initial construction using a 5% discount rate (after-tax 27% NPV 5% US$252 million, IRR 28.5%).  The other two potential development options considered the phased treatment of both oxides and sulphides at 60,000 tpd and 27,000 tpd respectively.  One option looked at mining both gold in oxides and gold-copper in sulphides by open pit only.  This option required a peak water supply of about 185 l/s.  The other option looked at open pit mining of gold in oxides followed by selective high grade underground mining of gold-copper sulphide mineralization by open stoping methods, an option that required a peak supply of 150 l/s.

2015

The Company continued its work on the Caspiche gold-copper project in the Maricunga region of Northern Chile. The main focus through 2015 was the advancement of programs related to securing water for the Caspiche project and the review of lower capital alternatives for the potential development of the project.

In February 2015 the Company announced further positive results from the water exploration drilling program at Peñas Blancas. Drilling results suggested that Peñas Blancas is part of a previously undiscovered, extensive, subterranean aquifer. It is located centrally within a high-altitude basin, where there are no other existing underground water rights. The extensive winter snowfall in the area is believed to be the source of recharge. In the second quarter of 2015 the Company announced completion of the water exploration drilling program. Individual pump testing of the six large diameter exploration wells drilled in Peñas Blancas confirmed strong constant water flows and rapid recharge rates. The aggregate flow rate that was tested at constant rates was over 400 l/s, with individual wells varying from 45 l/s to 85 l/s. This aggregate flow rate was considerably above Exeter’s previously targeted estimate of 200 + l/s.

The Company believes that Peñas Blancas could support any of the three identified low capex, development options for the Caspiche project as outlined in the PEA Report. Importantly, the aquifer could also provide an appropriate long term water resource for other potential users in this arid, largely unpopulated region of Chile.

An application for water rights at Peñas Blancas was filed in August 2015.

Also in August 2015, due to challenging financial markets, the Company announced an initiative to reduce corporate overhead through personnel layoffs and reductions in remuneration payable to directors and officers by up to thirty percent.

In November 2015, the Company applied for access to certain areas at Peñas Blancas covering the area where its water drill holes are located and was granted a provisional easement over the area.

Exeter also reviewed a number of new opportunities during the year with the objective of identifying assets that could be acquired to provide additional value for shareholders.

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

Business Cycles

Late in 2008 the credit crisis in the United States sent many economies, including the Canadian economy, into a recession.  Since then, some of the markets have recovered, however the economies of certain States within the European Economic Union have declined and the commodity market has remained volatile.  The gold market, late in 2010, made significant gains in terms of US Dollars but remained volatile throughout 2011 and suffered declines through the latter part of 2012 and through 2015.  In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Chile.  In particular, exploration on the Company’s Caspiche property at higher altitude is challenging and potentially not possible in winter.

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

Exploitation Concessions

The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted.  Exploitation concessions can only be overlapped by exploration concessions and the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

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

Environmental Protection Requirements

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. In Chile, mining operations require the submission and approval of environmental impact assessments. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. Environmental legislation is evolving in a manner which means stricter standards and enforcement with fines and penalties for non-compliance more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to negatively affect future operations.

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

C.           Organizational Structure

As of the effective date of this report, the Company has four wholly-owned subsidiaries: Sociedad Contractual Minera Eton Chile (“Eton Chile”), Sociedad Contractual Minera Retexe Chile (“Retexe Chile”), Minera Goldeye Chile Limitada (“Goldeye”) and Eton Mining Corp. (“Eton”).  Eton Chile, Retexe Chile and Goldeye are Chilean corporations, registered to conduct the Company’s business in Chile.  Eton is a British Columbia corporation, and is not currently active.

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

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to a 3% NSR from production from the properties and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the properties if the properties are not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,250,000 paid to December 31, 2015) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

The following is based on the Summary section of an independent technical report on the Caspiche property titled, “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile”, with an effective date of April 30, 2014 and an amended and restated date of December 19, 2014 (the “PEA Report”).  The NI 43-101 technical report was prepared by Carlos Guzmán, Mining Eng., FAusIMM and registered member of the Chilean Mining Commission; Leticia Conca, Mining Eng., and registered member of the Chilean Mining Commission; Rick Adams, BSc, and member of the Australian Institute of Geoscientists and member of the AusIMM with Chartered Professional (Geology) accreditation all of whom are QPs under NI 43-101.  The report is available for viewing on SEDAR at www.sedar.com.

Information dated subsequent to the date of the technical report is provided by the Company.

The reader is cautioned that the following is an abridged summary only and is directed to view the full technical report on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Location

The Caspiche project is located high in the central Chilean Andes, within the 3rd Region of Chile.  The property is located 120 km ESE of Copiapó, which has a population of approximately 160,000 people, in northern Chile and is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the operating Maricunga Gold Mine (formerly Refugio), 15 km to the north.

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

With exploitation concessions, the titleholder has the right to explore and exploit the minerals located within the concession area and to take ownership of the extracted minerals.  Exploitation concessions can only be overlapped by exploration concessions and the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

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

At the effective date of this Annual Report on Form 20-F, the Caspiche property consists of twenty-one granted mining exploitation concessions totalling 3,600 ha and four exploitation concessions in application covering an additional 457 ha.  The granted mining exploitation concessions are listed in Table 4-1 and those under application are listed in Table 4-2.

Table 4-1: Exeter Caspiche Mining Exploitation Concessions - Granted

Concession Name	ROL	Hectares	Concession Type
Caspiche 1/10	03203–1455–0	100	Exploitation
Caspiche Segundo 1/32	03203–1494–1	312	Exploitation
Vega de Caspiche 1/9	03203–1493–3	81	Exploitation
Caspiche Tercero 1/10	03203–1495–K	100	Exploitation
Caspiche IV 1/7	03203–4659–2	70	Exploitation
Caspiche V 1/20	03203–4660–6	185	Exploitation
Caspiche VI 1/25	03203–4661–4	243	Exploitation
Caspiche VII 1/20	03203–4662–2	169	Exploitation
Caspiche VIII 1 /300	03203–6117–6	300	Exploitation
Caspiche IV 11	03203–4727–0	2	Exploitation
Troya 1/12	03203–1856–4	120	Exploitation
Panorama 1 1/250	03203–8292–K	250	Exploitation
Panorama 2 1/300	03203–6293–8	300	Exploitation
Panorama 3 1/100	03203–6294–6	100	Exploitation
Panorama 4 1/300	03203–6295–4	300	Exploitation
Panorama 5 1/50	03203–6296–2	50	Exploitation
Panorama 6 1/200	03203–6297–0	200	Exploitation
Panorama 7 1/300	03203–6298–9	300	Exploitation
Panorama 9 1/178	03203–6300–4	178	Exploitation
Panorama 10 1/160	03203–6301–2	160	Exploitation
Panorama 8A 1/80	03203–6202–0	80	Exploitation
TOTAL		3,600

Table 4-2: Exeter Caspiche Exploitation Concessions - In Application

Concession Name	ROL	Hectares	Concession Type
ESCUDO IV 1/240	03203–5923–6	227	Exploitation in application
ESCUDO V 1/240 1/90	03203–5924–4	90	Exploitation in application
ESCUDO VI 1/100 1/20	03203–5925–2	20	Exploitation in application
PANORAMA 8 1/120		120	Exploitation in application
TOTAL		457

The Caspiche exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report.  Exeter paid the annual license fee for the Caspiche concessions for the period 2015 to 2016 and Exeter expects to make all payments required to maintain the properties in good standing in the future.

At the effective date of this report Exeter had been granted fifty-six mining exploration concessions over the original concessions, vacant ground and those of third parties, totalling 14,700 ha and two exploration concessions in application covering an additional 600 ha.  These concessions are valid under Chilean law, but are considered junior to the Caspiche and third party concessions where they overlap.  The concessions that overlap the Caspiche concessions were established by Exeter as a safeguard only.  The granted Exeter mining exploration concessions are listed in Table 4-3 and those under application are listed in Table 4-4.

Table 4-3: Exeter Exploration Concessions - Granted

Concession Name	ROL	Hectares	Concession Type
ALBACORA 1A	03203-D502-1	300	Exploration
ALBACORA 2A	03203-D503-K	300	Exploration
PANORAMA 12A	03203-D504-8	300	Exploration
PANORAMA 13A	03203-D505-6	300	Exploration
PANORAMA 14A	03203-D506-4	300	Exploration
PANORAMA 15A	03203-D507-2	300	Exploration
PANORAMA 16A	03203-D508-0	300	Exploration
PANORAMA 17A	03203-D509-9	300	Exploration
PANORAMA 18A	03203-D510-2	300	Exploration
PANORAMA 19A	03203-D511-0	300	Exploration
ESCUDO 7A	03203-D524-2	300	Exploration
ESCUDO 8A	03203-D525-0	100	Exploration
ESCUDO 9A	03203-D526-9	100	Exploration
ESCUDO 10A	03203-D527-7	300	Exploration
ESCUDO 11A	03203-D528-5	300	Exploration
ESCUDO 12A	03203-D529-3	300	Exploration
ESCUDO 13A	03203-D530-7	200	Exploration
ESCUDO 14A	03203-D531-5	300	Exploration
ESCUDO 15A	03203-D532-3	200	Exploration
ESCUDO 16A	03203-D533-1	200	Exploration
ESCUDO 17A	03203-D534-K	300	Exploration
ESCUDO 18A	03203-D535-8	300	Exploration
ESCUDO 19A	03203-D536-6	100	Exploration
ESCUDO 20A	03203-D537-4	300	Exploration
ESCUDO 21A	03203-D538-2	300	Exploration
ESCUDO 22A	03203-D539-0	300	Exploration
ESCUDO 23A	03203-D540-4	300	Exploration
ESCUDO 24A	03203-D541-2	300	Exploration
ESCUDO 25A	03203-D542-0	300	Exploration
FLAMINGO 1	03102-J846-2	300	Exploration
FLAMINGO 2	03102-J847-0	300	Exploration
FLAMINGO 3	03102-J848-9	300	Exploration
FLAMINGO 4	03102-J880-2	300	Exploration
FLAMINGO 5	03102-J849-7	300	Exploration
FLAMINGO 6	03102-J850-0	300	Exploration
FLAMINGO 7	03102-I706-1	200	Exploration
FLAMINGO 8	03102-I707-K	200	Exploration

Concession Name	ROL	Hectares	Concession Type
FLAMINGO 9	03102-I708-8	200	Exploration
FLAMINGO 10	03102-I709-6	200	Exploration
FLAMINGO 11	03102-I710-K	200	Exploration
FLAMINGO 12	03102-I711-8	200	Exploration
SALMON 1B	03203-D852-7	100	Exploration
REINETA 1B	03203-D853-5	200	Exploration
REINETA 3B	03203-D854-3	300	Exploration
GLORIA 1A	03202-2800-K	200	Exploration
GLORIA 2A	03202-2801-8	200	Exploration
LACUS C 5	03201-K055-K	300	Exploration
LACUS C 6	03201-K056-8	300	Exploration
LACUS C 7	03201-K057-6	300	Exploration
LACUS C 9	03201-K058-4	300	Exploration
LACUS C 10	03201-K059-2	300	Exploration
LACUS C 11	03201-K060-6	200	Exploration
LACUS C 13	03201-K061-4	300	Exploration
LACUS C 14	03201-K062-2	300	Exploration
LACUS C 15	03201-K063-0	300	Exploration
LACUS C 18	03201-K064-9	300	Exploration

Table 4-4: Exeter Exploration Concessions – In Application

Concession Name	ROL	Hectares	Concession Type
CORVINA 1B	N/A	300	Exploration in application
REINETA 2B	N/A	300	Exploration in application

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

On March 15, 2011, Exeter entered into an occupation agreement with the local Colla community over an area of 1.77 ha where the project camp was located.   The initial duration of this agreement was for three years with a right to extend for a further three years.  This agreement has been extended to March 15, 2017.  On June 16, 2011 the BBNN granted Exeter a surface rights lease (the “Lease”) over a 1,313 ha area covering certain mineral tenements of the Caspiche project.  The duration of the Lease is five years from May 3, 2011 and the Company has applied to renew the lease.  An annual rental payment is paid quarterly by the Company.

On June 10, 2013 the Chilean government granted a surface land use Easement of approximately 9,600 ha to extend the area required for future potential development of Caspiche.  The Easement specifically excludes surface rights in areas owned by the local indigenous communities.  This Easement is now also the subject of a court claim initiated by a local Chilean company challenging the Chilean governments granting of the Easement.

Exeter has completed a water drilling program at its concessions in the Peñas Blancas area where it has the option to acquire up to a 90% interest in any water discovered. Water quantities discovered to date are believed to be sufficient for the potential development options outlined in the PEA report. The application process for water rights at Peñas Blancas has been commenced.  In addition, initiatives are ongoing to outline additional sources of water.

Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies. Copiapó and the surrounding areas are serviced by an extensive power grid known as the Central Interconnected System, (SIC), which also services the main population centres around Santiago and further south.  Plans are currently being implemented to considerably strengthen the power generation and distribution system in the region and are due to be completed in 2017.  Exeter proposes using on site power generation or extending the Maricunga line for the power supply for the heap leach power requirements and then connect to the grid system should the sulphide project be developed.

Water

In January 2014, the Company’s Chilean subsidiary, Eton Chile, negotiated new water exploration agreement terms (“Water Agreement”) with Atacama Pacific.  The new terms amended the original agreement entered into between the parties in May 2013. The Water Agreement allows Eton Chile to earn an additional 40% interest, for an aggregate 90% interest, in any water rights granted following the discovery of water near Peñas Blancas (Laguna Verde) in Maricunga region, norther Chile.  To earn the additional 40% interest, Eton Chile is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, in the event of approval of water rights by the General Directorate of Water Resources (“DGA”), Eton Chile will assume Atacama Pacific’s obligation to pay Hydro Exploraciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per l/s of DGA approved water rights.  Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton Chile’s original 50% interest in any water rights acquired.  In addition, Eton Chile will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.

During 2014, three large-diameter drill holes, LV-02, LV-03 and LV-04, completed at Peñas Blancas, intersected potentially significant quantities of water based on preliminary evaluation using airlift testing.  Down hole pump testing, a more definitive measurement technique to quantify water flow rates and the recharge rate, was completed on one hole, LV-

03, prior to the onset of winter.  Pump tests on LV-03 confirmed a potentially significant water resource.  Tests included a series of variable and fixed-speed pump tests.  At each flow rate tested, the water table stabilized and recovered rapidly, suggesting favourable permeability and transmissivity.  Flow rates of +40 litres per second (“l/s”) were tested.

Following the winter shut-down in October 2014, the Company commenced an expanded water drilling program at Peñas Blancas which included completing two additional large diameter water bore holes and a series of smaller diameter water monitoring holes together with down hole pump tests and water level measurements to quantify water flow rates and aquifer recharge rates.

In the second quarter of 2015, the Company announced completion of the water exploration drilling program at Peñas Blancas. Testing of the water discovery confirmed aggregate flow rates of over 400 l/s. The ultimate, cumulative flow rate potential of the aquifer remains open and the technical characteristics of the aquifer are considered excellent. Maximum anticipated water requirements based on the 2014 PEA is 185 l/s, less than half of the flow rate tested. The water exploration phase at Peñas Blancas is complete and applications to acquire water rights have been initiated. The timeline for this approval process is not defined by the Chilean water authorities. In Q4 2015, the Company was granted a provisional easement over the area where the water drill holes are located.

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

Historical Exploration

Anglo American was the first company to explore the Caspiche area.  Between 1986 and 1990, Anglo American conducted three field campaigns on the property.  The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock-chip samples and 431 soil samples were collected.  These surveys identified a 650 m by 300 m zone of the Caspiche Porphyry area that was strongly anomalous at surface in gold, silver, copper, and arsenic.  Eighty rock samples returned values greater than 1 g/t gold, with a high value of 5.45 g/t gold.

During the 1988 field season, Anglo American drilled 568 m in 12 shallow air rotary holes in the Caspiche Porphyry sector.  These drill holes targeted near-surface gold mineralization identified in hydrothermally altered volcanic rocks, and delineated by geochemical surveys.  Drilling from this campaign intersected significant widths of mineralization in several holes, including 32 m grading 1.10 g/t gold in SHC-4 and 48 m grading 1.03 g/t gold in SHC-5.

During the 1990 season, Anglo American drilled 950 m in six reverse circulation (RC) holes, exploring the Caspiche Porphyry gold system to greater depths.  Results from this program yielded narrow intersections of gold mineralization, including 10 m grading 1.09 g/t gold in SPC-02 and 34 m grading 0.63 g/t gold in SPC-05.

During the first field season of an option in 1996-1997, Newcrest conducted geological mapping, rock geochemical surveys, aeromagnetic and IP / resistivity geophysical surveys and drilled 3,298 m in 14 RC drill holes.  Twelve holes were drilled at Caspiche Porphyry to follow-up disseminated mineralization discovered by Anglo American and to test targets defined by the geochemical and geophysical surveys.  Two holes were drilled in the Caspiche Epithermals area, targeting epithermal-style mineralization indicated by anomalous gold and mercury surface geochemistry.

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

At the end of November 2012, a radiometrics and high resolution helicopter magnetic program was conducted at Panorama and over the VIN properties, previously held under option from Xstrata, by NewSense Geophysics Ltd.

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

Table 1-5: Caspiche Mineral Resource Statement April 2012

Material	Class	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq1 (g/t)	Au Eq2 (Moz)
Oxide	Measured	66	0.46		1.55	0.46	1.0
Oxide	Indicated	56	0.39		1.63	0.40	0.7
Total Oxide	Meas + Ind	122	0.43		1.58	0.43	1.7
Sulphide	Measured	554	0.58	0.23	1.16	1.02	18.3
Sulphide	Indicated	727.9	0.48	0.18	1.17	0.84	19.6
Total Sulphide	Meas + Ind	1,282.1	0.52	0.20	1.17	0.92	37.9
Total Meas+Ind		1,403.6	0.51	0.19	1.20	0.88	39.6

Material	Class	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq1 (g/t)	Au Eq2 (Moz)
Oxide	Inferred	2.5	0.23		1.18	0.23
Sulphide	Inferred	195.6	0.29	0.12	0.91	0.52	3.3
Total	Inferred	198.1	0.29	0.12	0.91	0.52	3.3

1.	The following formula was used on calculating AuEq values in each block of the model:
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

For the purposes of the PEA a sub set of the Cube 2012 Mineral Resource including only the sulphide portion of the Cube 2012 Mineral Resource was reported using an updated AuEq formula.  The sulphide portions of the Cube 2012 Mineral Resource were reported as shown in Table 1-6 and Table 1-7 above a cut off of 0.75 g/t AuEq.  This higher cut off was selected as appropriate for the reporting of mineral resources intended for underground exploitation based on preliminary economic cut off studies commissioned by Exeter during October 2013 (NCL 29/10/2013).

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

Mining Methods

NCL has been used by Exeter to carry out mine planning and design services for several years.  In 2014, NCL was commissioned once again to review possible new development concepts that would require less up front capital expenditure and focus on higher grade or more easily treated components of the resources.

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

°	Option 5: 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

●	Determine the mine equipment and labour requirements for each of the options.

●	Estimate the mine initial and sustaining capital and operating costs for each of the options.

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

The open pit options all considered a full diesel fleet, 8m for benches for option 1 and 16m benches for all other options.  The underground options included an underground sizer and conveyor belt.

Measured and Indicated mineral resources included in the mining schedules for all options are summarized in Table 1-8.

Table 1-8: Mining Schedule and Mine Life by Option (source: NCL, May, 2014)

The PEA Report shows three potential development options:

1.	A 30,000 tpd heap leach oxide gold project producing a projected average of 122,000 oz AuEq*annually over a planned 10 year mine life, including 148,000 oz AuEq* annually in the first five years.

Very low strip ratio (0.27:1) and favorable gold recoveries, drive favorable economics.

●	Projected average total cash operating costs US$589/oz AuEq*. AISC US$676/oz AuEq*.
●	Pre-tax NPV5% of US$355 million at US$1,300/oz.
●	IRR of 34.7%.
●	After-tax (27% tax rate) NPV5% of US$252 million, IRR 28.5%.
●	Payback period of 3.4 years from initial construction.
●	Estimated initial capex US$210 million plus an additional US$41 million in contingencies.
●	Required water, 44 l/s.

2.
A larger, scalable 60,000 tpd open pit, heap leach oxide gold option followed by expanded open pit mining (27,000 tpd) of the gold copper sulphide zone. Planned mine life is 18 years with projected average annual production of approximately 289,000 oz AuEq* per year.

3.
A scalable 60,000 tpd open pit, heap leach oxide gold operation transitioning to underground sub level open stope mining (27,000 tpd) of the higher grade gold copper sulphide zone. Projected annual average production is 250,000 oz of Au in years 1-3 and 425,000 oz AuEq* in years 4-13. Over a planned 42 year mine life projected production is 344,000 oz AuEq* per year.

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

The PEA Report used prices of: Au US$1,300 US$/oz. Ag US$20/oz. and Cu US$3/lb

* Gold equivalent oz (AuEq) value is based on Au, Ag and Cu revenues (prices and recoveries involved). AuEq oz [troy oz] = [Au g/t * Rec Au *tonnes]/31.1 + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ gold price troy oz + [[Cu% * Rec Cu * tonnes]*2204] * copper price lbs/gold price troy oz. Recoveries are adjusted based on metallurgical characteristic of the resource.

There are no mineral reserves defined by the PEA Report, as the PEA Report is only a conceptual analysis of potential economic viability.

The economic analysis contained in the PEA Report is considered preliminary in nature and there is no certainty that the preliminary economic assessment will be realized.  No inferred mineral resources form part of the PEA Report economic evaluation and no mineral reserves for the PEA Report have been established.  Mineral resources are not mineral reserves and have not demonstrated economic viability.  There is no certainty that economic forecasts outlined in the PEA Report will be realized.  The PEA Report and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.
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

Our consolidated financial statements for the year ended December 31, 2015, 2014, and 2013 have been prepared in accordance with IFRS as issued by the IASB.  The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss.

Critical accounting policies and use of estimates

Reference should be made to significant accounting policies contained in Note 4 of the December 31, 2015 audited consolidated financial statements of the Company attached hereto, which is incorporated herein by reference.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.  Note 4 also contains a discussion of use of estimates and judgments.  The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates.

A.	Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2015, 2014 and 2013, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.  This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F.  This discussion contains “forward-looking statements” that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”.  See “Cautionary Note Regarding Forward-Looking Statements” above.

Results of Operations for fiscal year ended December 31, 2015 compared with the fiscal year ended December 31, 2014

The Company currently has no revenue generating activities other than interest income.  Interest income of $291,000 was recognized in 2015 compared to $497,000 in 2014.  Interest income in 2015 was lower than 2014 due to cash balances being used to fund ongoing exploration and administrative expenditures together with lower interest rates on cash invested.

During the year ended December 31, 2015, the Company’s net loss decreased by $1.7 million from a net loss of $10.6 million for the year ended December 31, 2014 to a net loss of $8.9 million for the year ended December 31, 2015.

Significant variances for expenses:

Share based compensation totalled $1,231,000, an increase of $826,000 over 2014 due to the Company granting stock options to directors, officers and employees and re-pricing certain employee stock options.

Shareholder communications: $390,000 ($578,000 in 2014) – the lower expenditure in 2015 is mainly due to Company reducing expenditures as a result of the challenging financial conditions experienced in 2015.

Mineral property exploration expenditures: $6,296,000 ($8,390,000 in 2014) – the higher expenditure in 2014 was largely attributable to costs related to water exploration and the review of lower capital cost alternatives for the potential development of the Caspiche project which was completed in 2014. In 2015, the water exploration program was completed during the second quarter of the year resulting in lower expenditures compared to 2014.

The Company implemented voluntary reductions of directors and senior executives’ remuneration in the 4th quarter, resulting in reductions of expenditures of approximately $92,000 as well as implementing personnel reductions.

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

Management fees were $203,000 and $1 million for the fiscal years ended December 31, 2014 and 2013, respectively.  The decrease relates predominately to a decrease of approximately $667,000 in share-based compensation recognized in 2014 compared to 2013 due to options vesting in 2013.

B.           Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2015 totalled $22.3 million compared to $30.8 million at December 31, 2014, a decrease of about $8.5 million.  The Company continues to utilize its cash resources to fund project exploration and administrative requirements.  Aside from cash and cash equivalents, the Company has no material liquid assets.  While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained.  The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding.

Currently, the Company intends to continue to utilize its cash and cash equivalent to fund the exploration and development of its properties, with specific focus on Caspiche and for general working capital purposes.

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

F.           Tabular disclosure of contractual obligations

As of December 31, 2015, the Company had the following contractual obligations:

Payments Due by Period ($000s) (Figures are in Canadian Dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 years	More than 5 Years
Advance Royalty Payments	$8,650	$346	$692	$692	$6,920
Land Easement Payments	$4,501	$643	$1,286	$1,286	$1,286
Office and Equipment Leases	$379	$326	$53	$-	$-
Property Access Agreements	$103	$103	$-	$-	$-
Total	$13,633	$1,418	$2,031	$1,978	$8,206

G.           Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6.                 Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company’s directors and senior management as at December 31, 2015.  The directors were elected by the Shareholders on June 11, 2015 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name, Position(s) with the Company and Municipality of Residence	Principal Occupation	Period (s) Served as a Director
Bryce G. Roxburgh Co-Chairman of the Board Director Manila, Philippines
Co-Chairman of the Company since February 27, 2013; President and CEO of the Company from September 2003 to March 2013; Chairman of Rugby Mining Limited since January 2007; Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012.

March 20, 2003 to date
Yale R. Simpson Co-Chairman of the Board Director West Vancouver, B.C. Canada
Co-Chairman of the Company since February 27, 2013; Chairman of the Company from September 11, 2003 to February 27, 2013; President of Canaust Resource Consultants Ltd. since 1992;  Director of Adamera Minerals since February 2013 and Rugby Mining Limited since January 2007; Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012; Director of Diamonds North Resources Ltd. from March 2002 to February 2013; Dynasty Metals & Mining Inc. from September 2003 to October 2011; Maudore Minerals Ltd. from November 2010 to June 2012; Silver Quest Resources Ltd. from December 2009 to December 2011; Independence Gold Corp. from December 2011 to October 2014.
June 10, 2003 to date
Robert G. Reynolds Director Sydney, Australia

Director of Rugby Mining Limited since January 24, 2007; Dacian Gold Limited since October 2012; Convergent Minerals Limited since December 2011; Chairman of Alacer Gold Corp./Avoca Resources Limited from March 2002 to August 2011; Director of Extorre Gold Mines Limited from March 2010 to  August 2012; Global Geoscience Limited from December 2007 to December 2015 and Chesser Resources Limited from October 2012 to February 2015.
June 12, 2007 to date
Julian Bavin Director Santiago, Chile	Director of Prism Resources since May 2012; Minera IRL Ltd since December 2015 and Director of Pan Global Resources from June 2010 to July 2015.	March 25, 2010 to date

John Simmons Director Sydney, Australia	Fellow of the Institute of Chartered Accountants in Australia. Partner with Simmons Johnson & Co. Chartered Accountants (now Nexia Court) from 1978 to 2012.	August 18, 2010 to date

Wendell M. Zerb President and Chief Executive Officer Burnaby, B.C. Canada
Appointed as President and Chief Executive Officer on February 27, 2013; Senior Mining Analyst for Canaccord Capital from March 2005 to July 2012 and a registered Professional Geologist with the Association of Professional Engineers, and Geoscientists of Alberta (APEGA).

N/A
S. R. Jeremy Perkins VP Development and Operations Santiago, Chile
Appointed as Vice President Development and Operations on February 1, 2005; Chartered Professional Metallurgist (CPmet), Director and Principal, J Perkins & Associates Pty Ltd, an industry consultant firm since 1989.

N/A
Cecil Bond Chief Financial Officer Langley, B.C. Canada
Appointed as Chief Financial Officer on April 13, 2005; Chartered Accountant. Director and officer of various private companies. Director of Rugby Mining Limited from March 2009 until September 2012; Director of Extorre Gold Mines Limited from December 2009 to March 2010 and VP Finance of Extorre from March 2010 until August 2012.
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

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Bryce G. Roxburgh	Rugby Mining Limited
Yale R. Simpson	Rugby Mining Limited Adamera Minerals Corp.
Robert G. Reynolds	Rugby Mining Limited Dacian Gold Limited Convergent Minerals Limited
John C. Simmons	None
Julian Bavin	Prism Resources Minera IRL Ltd

B.	Compensation

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

The Compensation Committee considers and evaluates executive compensation levels on an annual basis, including when considered necessary, against available information for “peer group” companies, which are principally comprised of “junior mineral exploration” companies, to ensure that the Company’s executive compensation levels are within the range of comparable norms.  In selecting peer group companies, the Compensation Committee primarily looks for public companies that are comparable in terms of business and size.  During 2015 the Compensation Committee reviewed executive compensation levels and, in discussion management determined that certain executive and director remuneration would be temporarily reduced by up to 30% given the challenging economic circumstances in the junior mining industry. The temporary reductions in remuneration were effective October 1, 2015.

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

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the three most recently completed financial years.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation		Pension value ($)(3)	All other compensation ($)	Total compensation ($)
					Annual incentive plan(2)	Long- term incentive plan(3)
Bryce G. Roxburgh, Co-Chairman(4)	2015 2014 2013	$185,000(6) $200,000(7) $280,000(8)	Nil Nil Nil	$354,375 Nil $339,900	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$539,375 $200,000 $619,900
Yale R. Simpson, Co-Chairman	2015 2014 2013	$106,875(9) $120,000(10) $120,000(10)	Nil Nil Nil	$194,198 Nil $203,940	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$301,073 $120,000 $323,940

Wendell M. Zerb, President and Chief Executive Officer(5)	2015 2014 2013	$323,750(11) $350,000 $350,000	Nil Nil Nil	$359,417 Nil $1,115,400	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$6,000 $6,000 Nil	$689,167 $356,000 $1,465,400
Cecil R. Bond, Chief Financial Officer	2015 2014 2013	$231,250(12) $250,000(13) $250,000(13)	Nil Nil Nil	$253,100 Nil $203,940	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$484,350 $250,000 $453,940
S. R. Jeremy Perkins, VP Development & Operations	2015 2014 2013	$269,172(14) $249,141(14) $212,389(14)	Nil Nil Nil	$68,350 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$337,522 $249,141 $212,389

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

(6)
The Company paid a fee of $16,667 per month for the first nine  months and $11,666.67 for the last three months of the financial year ended December 31, 2015 to Rowen Company Limited (“Rowen”) a company controlled by Mr. Roxburgh. The decrease in the last three months was due to the voluntary temporary reduction in remuneration agreed to between Rowen and the Company.

(7)	The Company paid a fee of $16,667 per month during the financial year ended December 31, 2014 to Rowen.

(8)	The Company paid a fee of $30,000 per month for the first six months and $16,667 per month for the last six months of the financial year ended December 31, 2013 to Rowen.

(9)
The Company paid a fee of $14,583.33 per month for first nine months and $10,208.33 for the last three months of the financial year ended December 31, 2015 to Canaust Resource Consultants Ltd. (“Canaust”).  Canaust is controlled by Mr. Simpson. The decrease in the last three months was due to the voluntary temporary reduction in remuneration agreed to between Canaust and the Company.

(10)	The Company paid a fee of $14,583 per month for the financial years ended December 31, 2014 and 2013 to Canaust Resource Consultants Ltd. (“Canaust”). Canaust is controlled by Mr. Simpson.

(11)
The Company paid a salary of $29,166.67 per month for first nine months and $20,416.67 for the last three months of the financial year ended December 31, 2015 to Wendell Zerb (“Zerb”).  The decrease in the last three months was due to the voluntary temporary reduction in remuneration agreed to between Zerb and the Company.

(12)
The Company paid a fee of $20,833.33 per month for first nine months and $14,583.33 for the last three months of the financial year ended December 31, 2015 to 667060 B.C. Ltd. (“667060”), a company controlled by Mr. Bond.  The decrease in the last three months was due to the voluntary temporary reduction in remuneration agreed to between 667060 and the Company.

(13)	The Company paid a fee of $20,833 per month for the financial years ended December 31, 2014 and 2013 to 667060.

(14)	Fees paid by the Company, based upon time charged, are paid to J Perkins & Associates Pty Ltd. (“JPA”), a company controlled by Mr. Perkins.

The Company entered into consulting agreements dated as of September 1, 2014 with Bryce Roxburgh (“Roxburgh”), Cecil Bond (“Bond”) and Yale Simpson (“Simpson”) and the companies through which their services are provided.

Pursuant to the consulting agreement between the Company, Rowen of Hong Kong and Roxburgh, Rowen provides the services of Roxburgh to the Company, and provides for Roxburgh to serve as a director of the Company as elected and to hold office at the pleasure of the Board.  Roxburgh is a beneficiary of Rowen.  The Company pays Rowen a monthly consulting fee of $16,667 for Roxburgh’s services.  Rowen and the Company agreed to a temporary reduction in the monthly fee commencing October1, 2015 to $11,666.66 per month to recognize the current financial difficulties in the junior mining industry.  The agreement has a term of two years, and upon expiry, will automatically be extended for a further two years unless the Company gives 180 days’ notice that it will not extend the agreement.  See “Termination and Change of Control Benefits” below.

Pursuant to the consulting agreement between the Company, 667060 of British Columbia and Bond, 667060 provides the services of Bond to the Company, and provides for Bond to serve as CFO of the Company at the pleasure of the Board.  667060 is controlled by Bond.  The Company pays 667060 a monthly consulting fee of $20,833 for Bond’s services.  667060 and the Company agreed to a temporary reduction in the monthly fee commencing October1, 2015 to $14,583.33 per month to recognize the current financial difficulties in the junior mining industry.  The agreement has a term of two years, and upon expiry, will automatically be extended for a further two years unless the Company gives 180 days’ notice that it will not extend the agreement.  See “Termination and Change of Control Benefits” below.

Pursuant to the consulting agreement between the Company, Canaust of British Columbia and Simpson, Canaust provides the services of Simpson to the Company, and provides for Simpson to serve as a director of the Company as elected and to hold the office of Chairman at the pleasure of the Board.  Canaust is controlled by Simpson.  The Company pays Canaust a monthly consulting fee of $14,583 for Simpson’s services.  Canaust and the Company agreed to a temporary reduction in the monthly fee commencing October1, 2015 to $10,208.33 per month to recognize the current financial difficulties in the junior mining industry The agreement has a term of two years, and upon expiry, will automatically be extended for a further two years unless the Company gives 180 days’ notice that it will not extend the agreement.  See “Termination and Change of Control Benefits” below.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards – NEOs.

The following table is a summary of all option-based awards and share-based awards to the Named Executive Officers that were outstanding at the end of the most recently completed financial year.

	Option based Awards				Share based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise pricee ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of shares- based awards that have not vested	Market or payout value of shares-based awards not paid out or distributed ($)
Bryce G. Roxburgh	1,250,000	$0.56	Aug. 20, 2020	Nil	Nil	Nil	Nil
Yale R. Simpson	685,000	$0.56	Aug. 20, 2020	Nil	Nil	Nil	Nil
Wendell M. Zerb	1,500,000	$0.54	Aug. 27, 2020	Nil	Nil	Nil	Nil
Cecil R. Bond	1,000,000	$0.50	Sep. 11, 2020	Nil	Nil	Nil	Nil
S. R. Jeremy Perkins	250,000	$0.54	Aug. 27, 2020	Nil	Nil	Nil	Nil

(1)           In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price.  This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2015, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option.  The closing market price of the Company’s shares as at December 31, 2015 was $0.45.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

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

Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At December 31, 2015, the maximum number of options issuable under the Plan was 8,840,775. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.  Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

Termination and Change of Control Benefits

The Company has entered into consulting agreements with each of Rowen and Bryce Roxburgh; 667060 and Cecil Bond and Canaust and Yale Simpson and an employment agreement with Wendell Zerb.  Pursuant to the terms of the consulting agreements, where termination notice is given by the Company, other than for certain specified reasons, the Company will pay Rowen, 667060 or Canaust, as applicable, a lump sum equal to 24 times the monthly consulting fee under the agreement plus an amount equivalent to the highest annual bonus paid in the immediately preceding two years.  Pursuant to the employment agreement, where termination notice is given by the Company, other than for certain specified reasons, the Company will pay Wendell Zerb, a lump sum equal to 24 times the monthly salary under the agreement plus an amount equivalent to the highest annual bonus paid in the immediately preceding two years.  If no such annual bonus has been paid then the deemed annual bonus will be fifty percent of the annual fee payable to the consultant or employee under the applicable contract excluding any temporary reductions. Where termination notice is delivered by either party within the 90-day period following a Change of Control (as defined below), the Company will pay Rowen, 667060 or Canaust, as applicable, a lump sum equal to 30 times the monthly consulting fee under the agreement, plus 2 times the annual bonus or deemed annual bonus and the Company will pay Wendell Zerb a lump sum equal to 24 times the monthly consulting fee under the agreement, plus 2 times the annual bonus or deemed annual bonus.

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

Had a notice of termination been given on December 31, 2015 in the circumstances described above, other than a Change of Control, Rowen would have been entitled to an immediate payment of approximately $500,000; 667060 would have been entitled to an immediate payment of approximately $625,000; Canaust would have been entitled to an immediate payment of approximately $437,500 and Wendell Zerb would have been entitled to an immediate payment of approximately $875,000.

Had a Change of Control occurred on December 31, 2015, and the Company determined that it would act in accordance with the provisions of the contracts and where such notice of termination was given under each of the consulting and employment agreements, Rowen would have been entitled to an immediate payment of approximately $700,000; 667060 would have been entitled to an immediate payment of approximately $875,000; Canaust would have been entitled to an immediate payment of approximately $612,500 and Wendell Zerb would have been entitled to an immediate payment of approximately $1,050,000.

Director Compensation

Effective January 1, 2012, non-executive directors received fees totalling $50,000 per annum payable quarterly.  Commencing October 1, 2015 non-executive directors agreed to a temporary reduction in fees to $35,000 per annum payable quarterly. The granting of incentive stock options provides a link between director compensation and the Company’s share price.  Stock options are generally awarded to directors when they are first elected by the shareholders or appointed by the Board and periodically thereafter.  In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the director; current and expected future contribution of the director; the potential dilution to shareholders and the cost to the Company; general industry standards; and the limits imposed by the terms of the Option Plan and the TSX.  The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each director’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.

Director Compensation Table

The following table is a summary of all compensation provided to the directors of the Company for the most recently completed financial year.

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert G. Reynolds	$46,250	Nil	$80,798	Nil	Nil	Nil	$127,048
Julian Bavin	$46,250	Nil	$80,798	Nil	Nil	Nil	$127,048
John C. Simmons	$46,250	Nil	$80,798	Nil	Nil	Nil	$127,048

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

	Option based Awards				Share based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of shares- based awards that have not vested (#)	Market or payout value of shares- based awards not paid out or distributed ($)
Robert G. Reynolds	285,000	$0.56	Aug. 20, 2020	Nil	Nil	Nil	Nil
Julian Bavin	285,000	$0.56	Aug. 20, 2020	Nil	Nil	Nil	Nil
John C. Simmons	285,000	$0.56	Aug. 20, 2020	Nil	Nil	Nil	Nil

(1)           For disclosure regarding option-based awards outstanding at the end of the most recently completed financial year for any directors whom are also NEOs, please refer to the ‘Outstanding Share-Based Awards and Option-Based Awards - NEOs’ table above.

(2)           In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price.  This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2015, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option.  The closing market price of the Company’s shares as at December 31, 2015 was $0.45. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

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

C.           Board Practices

The Board is currently comprised of five directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the Annual General Meeting, held on June 11, 2015, the shareholders elected Messrs. Roxburgh, Simpson, Reynolds, Simmons and Bavin as directors.

The Board has considered the relationship of each director to the Company and currently considers three of the five directors to be independent directors (Messrs. Reynolds, Simmons and Bavin) because they are independent of management and free from any interest and any business or other relationship which could reasonably be expected to interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.  Bryce G. Roxburgh and Yale R. Simpson, co-chairmen of the board, are not independent by virtue of the fact that they are or have within the last three years been executive officers of the Company.

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

Governance and Nominating Committee

The Nominating and Corporate Governance Committee is composed of Julian Bavin (Chairman), Robert G. Reynolds and John C. Simmons, all of whom are independent directors (as determined in Section 803A of the NYSE MKT Company Guide).  The Nominating and Corporate Governance Committee has no formal mandate; however, it oversees, monitors and reviews the quality and effectiveness of corporate governance best practices and disclosure policies.  It reviews the composition of the Board members, on a periodic basis, makes recommendations regarding Board composition, analyzes the need for new nominees when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.

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
D.           Employees

As of December 31, 2015 the Company had 4 full-time employees in Canada (4 full-time as of the date hereof), and 9 full-time and 1 part-time employees in Chile (9 full-time and 1 part-time as of the date hereof).  The Company relies on and engages consultants on a contract basis to provide services, management and personnel who assist the Company, to carry on its administrative or exploration activities either in Canada or Chile.

E.           Share Ownership

As of April 21, 2016, the Company had 88,442,753 shares outstanding.  The following table sets forth details of all Named Executive Officer and Director beneficial share ownership and percentage of ownership as of April 21, 2016.
Name of Beneficial Owner	Number of Shares Beneficially Held	Percent(*)
Bryce G. Roxburgh(1)	5,111,750	5.74%
Yale R. Simpson(2)	2,089,850	2.35%
Robert G. Reynolds(3)	142,500	**
John C. Simmons(4)	142,500	**
Julian Bavin(5)	142,500	**
Wendell M. Zerb(6)	945,500	1.06%
Cecil R. Bond(7)	609,200	**
S. R. Jeremy Perkins(8)	395,652	**

*
Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options within 60 days from April 21, 2016, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 88,442,753 common shares outstanding as of April 21, 2016.

**	Less than one percent

(1)
Includes 625,000 shares issuable upon exercise of outstanding options within 60 days of April 21, 2016 and includes 2,919,500 shares registered in the name of Rowen and 350,000 shares registered in the name of Joamel Holdings Pty. Limited.

(2)	Includes 342,500 shares issuable upon exercise of outstanding options within 60 days of April 21, 2016.
(3)	Includes 142,500 shares issuable upon exercise of outstanding options within 60 days of April 21, 2016.
(4)	Includes 142,500 shares issuable upon exercise of outstanding options within 60 days of April 21, 2016.
(5)	Includes 142,500 shares issuable upon exercise of outstanding options within 60 days of April 21, 2016.
(6)	Includes 750,000 shares issuable upon exercise of outstanding options within 60 days of April 21, 2016.
(7)	Includes 500,000 shares issuable upon exercise of outstanding options within 60 days of April 21, 2016.
(8)	Includes 125,000 shares issuable upon exercise of outstanding options within 60 days of April 21, 2016.

Outstanding Options

The following information, as of December 31, 2015, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Options	Date of Grant	Exercise Price	Expiration Date
Bryce G. Roxburgh	1,250,000	21 August, 2015	$0.56	20 August, 2020
Yale R. Simpson	685,000	21 August, 2015	$0.56	20 August, 2020
Robert G. Reynolds	285,000	21 August, 2015	$0.56	20 August, 2020
John C. Simmons	285,000	21 August, 2015	$0.56	20 August, 2020
Julian Bavin	285,000	21 August, 2015	$0.56	20 August, 2020
Wendell M. Zerb	1,500,000	28 August, 2015	$0.54	27 August, 2020
Cecil R. Bond	1,000,000	12 September, 2015	$0.50	11 September, 2020
S. R. Jeremy Perkins	250,000	28 August, 2015	$0.54	27 August, 2020

Equity Compensation Plan Information

The following table sets out information as of the end of the Company’s most recently completed financial year, December 31, 2015, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders*	7,445,000	$0.53	1,395,775
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	7,445,000	$0.53	1,395,775

*
On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At December 31, 2015, the maximum number of options issuable under the Plan was 8,840,775.

Item 7.                 Major Shareholders and Related Party Transactions

A.           Major Shareholders

As far as it is known to the Company, other than identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at April 21, 2016, concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned	Percent of Class *
Sun Valley Gold, LLC	10,391,713	11.75%
TSP Capital Management Group, LLC	5,744,600	6.50%
Bryce G. Roxburgh(1)	5,111,750	5.74%

*
Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options within 60 days from April 21, 2016, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 88,442,753 common shares outstanding as of April 21, 2016.

(1)
Includes 625,000 shares issuable upon exercise of outstanding options within 60 days of April 21, 2016 and includes 2,919,500 shares registered in the name of Rowen and 350,000 shares registered in the name of Joamel Holdings Pty. Limited.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares by major shareholders.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of April 21, 2016, there were approximately 66 registered holders of the Company’s shares in the United States, with combined holdings of 28,543,745 common shares.

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

B.           Related Party Transactions

During the three-year period ended December 31, 2015:

Amounts due from related parties of $18,000 at December 31, 2015 (December 31, 2014 - $9,000; December 31, 2013 - $21,000) is for the recovery of common expenditures from associated companies.  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $20,000 at December 31, 2015 (December 31, 2014 - $64,000; December 31, 2013 - $42,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended December 31, 2015 a total of $792,000 (2014 - $833,000; 2013 - $900,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $185,000 (2014 - $200,000; 2013 - $280,000) were paid or accrued to a corporation of which a Co-Chairman and former President and CEO of the Company is a principal.  As at December 31, 2015, the Company had amounts owing of $5,000 (December 31, 2014 - $14,000; December 31, 2013 - $10,000) to this company.

b)
Exploration fees of $269,000, (2014 - $249,000; 2013 – $212,389) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.  As at December 31, 2015, the Company had amounts owing of $13,000 (December 31, 2014 - $28,000; December 31, 2013 - $20,000) to this company.

c)
Management fees of $107,000 (2014 - $120,000; 2013 - $120,000) were paid to a corporation controlled by a Co-Chairman of the Company.  As at December 31, 2015, the Company had amounts owing of $Nil (December 31, 2014 - $Nil; December 31, 2013 - $12,000) to this company.

d)
Management fees of $231,000 (2014 - $250,000; 2013 - $250,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.  As at December 31, 2015, the Company had amounts owing of $2,000 (December 31, 2014 - $22,000; December 31, 2013 - $Nil) to this company.

e)
The Company paid or accrued rent expense of $Nil (2014 - $14,000; 2013 - $38,000) to a company controlled by a director of the Company.  Of this amount, $Nil (2014 - $6,000; 2013 - $20,000) was recovered from a corporation with directors in common.  As at December 31, 2015, the Company had amounts owing of $Nil (December 31, 2014 - $Nil; December 31, 2013 - $Nil) to this company.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby Mining Limited (“Rugby”).

f)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended December 31, 2015 was $95,000 (2014 - $135,000).  As at December 31, 2015, the Company had amounts receivable of $18,000 (December 31, 2014- $9,000; December 31, 2013 - $21,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.                 Financial Information

A.           Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report on Form 20-F:

●	Auditors’ Report;
●	Consolidated Statements of Financial Position as at December 31, 2015 and December 31, 2014;
●	Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2015, 2014 and 2013;
●	Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013;
●	Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013; and
●	Notes to Financial Statements for the years ended December 31, 2015, 2014 and 2013.

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

	TSX (Canadian Dollars)		NYSE MKT (United States Dollars)
Last Five Fiscal Years	High	Low	High	Low
2015	0.82	0.39	0.66	0.29
2014	0.94	0.56	0.87	0.51
2013	1.49	0.53	1.49	0.49
2012	4.19	1.05	4.20	1.09
2011	6.20	2.49	6.50	2.42
2015	High	Low	High	Low
Fourth Quarter ended December 31, 2015	0.57	0.39	0.40	0.29
Third Quarter ended September 30, 2015	0.61	0.42	0.48	0.31
Second Quarter ended June 30, 2015	0.82	0.58	0.65	0.46
First Quarter ended March 31, 2015	0.80	0.57	0.66	0.45
2014	High	Low	High	Low
Fourth Quarter ended December 31, 2014	0.90	0.56	0.79	0.51
Third Quarter ended September 30, 2014	0.93	0.66	0.87	0.59
Second Quarter ended June 30, 2014	0.80	0.61	0.75	0.56
First Quarter ended March 31, 2014	0.94	0.58	0.85	0.54
Last Six Months	High	Low	High	Low
March 2016	0.87	0.67	0.67	0.50
February 2016	0.73	0.53	0.54	0.37
January 2016	0.56	0.43	0.40	0.31
December 2015	0.57	0.42	0.40	0.31
November 2015	0.47	0.39	0.36	0.29
October 2015	0.51	0.41	0.39	0.30

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

C.           Material Contracts

The Company has the following material contracts:

1.           Purchase Agreement dated April 13, 2011 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and Anglo American Norte S.A. (formerly Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A.).  Pursuant to this agreement, the Company acquired the mineral properties comprising the Caspiche gold-copper project in the Maricunga district, Chile from Anglo American (“Anglo”).  By an agreement dated October 11, 2005 and subsequently amended, the Company had acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.  Having met these conditions, Anglo transferred title to the mineral properties to Exeter and retained a 3% net smelter royalty on production from the project.  Anglo also retained the right to repurchase the mineral properties for the amount that the Company has incurred on the property in the event that commercial production has not commenced prior to March 31, 2021.  The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 (US$1,250,000 paid to December 31, 2015) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production. Should production commence prior to March 31, 2025, the advance royalty will cease and the NSR will be payable.

2.           Easement Agreement dated March 15, 2011 between Sociedad Contractual Minera Eton (Exeter Resource Corporation) and Comunidad Indígena Colla del Río Jorquera y sus Afluentes. Exeter entered into an occupation agreement with the local Colla community over an area of 1.77 ha where the project camp was located. The initial duration of this agreement was for three years with a right to extend for a further three years.  This agreement has been extended to March 15, 2017.

3.           Easement Agreement dated June 10, 2013 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and this new easement, which is valid for 25 years, extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  In order to maintain these rights, the Company is required to make aggregate payments of approximately US$6.3 million over 10 years of which US$3.0 million has been paid to December 31, 2015.  Seven annual payments of approximately US$465,000 remain payable.

4.           Amended Water Agreement (the “Water Agreement”) dated February 26, 2014 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”) regarding water exploration.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in any water rights granted following the discovery of water near Peñas Blancas (Laguna Verde) in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, in the event of approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama Pacific’s obligation to pay Hydro Exploraciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights.  Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton’s original 50% interest in any water rights acquired.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.

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

The Company believes that it was classified as a PFIC during the tax year ended December 31, 2015, and may be a PFIC in future tax years.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely for purposes of avoiding the rules under Section 1291 of the Code discussed above. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

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

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares.  (See “Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method of tax accounting.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

The Canadian parent company had the following balances in foreign currencies as at December 31, 2015 and 2014:

2015
(in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	90	-
Accounts payable and accrued liabilities	(27)	(16)
Net balance	63	(16)
Equivalent in Canadian Dollars	87	(16)
Rate to convert to $ CDN	1.3840	1.0083

2014
(in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	248	-
Accounts payable and accrued liabilities	(29)	(61)
Net balance	219	(61)
Equivalent in Canadian Dollars	254	(58)
Rate to convert to $ CDN	1.1601	0.9479

Based on the above net exposures as at December 31, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $8,700 and $1,600 respectively (2014 - $25,400 and $5,800 respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents.  Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2015 ranged between 1.00% and 1.20%.

Based on the amount of cash and cash equivalents held at December 31, 2015, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $112,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company had cash at December 31, 2015 in the amount of $22.3 million in order to meet short-term business requirements.  At December 31, 2015, the Company had current liabilities of $331,000 which are due on demand or within 30 days.

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

Part II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14                 Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-D.

None.

E.            Use of Proceeds

Not Applicable.

Item 15                 Controls and Procedures

A.           Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s audit committee and management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of December 31, 2015.  Based on their evaluation, the Company’s Chief Executive Officer (the “CEO”) have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii)

accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2015, and management’s assessment did not identify any material weaknesses.
C.           Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002, as amended, which provides that issuers that are not an “accelerated filer” or “large accelerated filer” are exempt from the requirement to provide an auditor attestation report.

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

During the fiscal year ended December 31, 2015, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Item 16C                 Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2015, 2014 and 2013 was PricewaterhouseCoopers LLP.

The following table sets out the aggregate fees billed by the Company’s external auditor for the three most recently completed financial years.

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees(3)	All Other Fees(4)
2015	$124,376	$8,925	$606	$Nil
2014	$112,000	$7,500	$800	$Nil
2013	$92,500	$20,000	$688	$Nil

(1)	The aggregate fees billed by the Company’s external auditor for audit services.
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

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2015.  The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.  There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

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

Item 16H                 Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).  During the year ended December 31, 2015, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Part III

Item 17                 Financial Statements

See “Item 18 – Financial Statements”.

Item 18                 Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

The following Financial Statements pertaining to the Company are filed as part of this Annual Report on Form 20-F:

Management’s Responsibility for Financial Reporting
Independent Auditor’s Report	83 - 84
Consolidated Statements of Financial Position	85
Consolidated Statements of Loss and Comprehensive Loss	86
Consolidated Statements of Cash Flows	87
Consolidated Statements of Changes in Equity	88
Notes to the Consolidated Financial Statements	89 - 106

Item 19                 Exhibits

Exhibit Number                                Name

1.1	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (1)
4.1
Purchase Agreement dated April 13, 2011 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and Anglo American Norte S.A. (formerly Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A.) (2)

4.2	Easement Agreement dated June 10, 2013 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean Government. (2)
4.3	Amended Water Agreement dated February 26, 2014 (3)
4.4	Consulting Agreement with Bryce Roxburgh dated September 1, 2014 (3)
4.5	Consulting Agreement with Cecil Bond dated September 1, 2014 (3)
4.6	Consulting Agreement with Yale Simpson dated September 1, 2014 (3)
8.1	List of Subsidiaries
4.2	Easement Agreement dated June 10, 2013 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean Government. (2)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

_____________________
(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F filed August 24, 2005.
(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F filed April 18, 2014.
(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F filed May 8, 2015

EXETER RESOURCE CORPORATION
(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013
(Expressed in Canadian Dollars)

Index	Page

Management’s Responsibility for Financial Reporting

Independent Auditor’s Report	83 - 84

Consolidated Statements of Financial Position	85

Consolidated Statements of Loss and Comprehensive Loss	86

Consolidated Statements of Cash Flows	87

Consolidated Statements of Changes in Equity	88

Notes to the Consolidated Financial Statements	89 - 106

Independent Auditor’s Report

To the Shareholders of Exeter Resource Corporation

We have audited the accompanying consolidated financial statements of Exeter Resource Corporation, which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years in the three year period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.
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

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Exeter Resource Corporation as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, BC
March 22, 2016

Exeter Resource Corporation Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars)

		December 31, 2015	December 31, 2014

Assets

Current
Cash and cash equivalents	(Note 7)	$22,308	$30,752
Amounts receivable and prepaid expenses		132	173
Due from related party	(Note 13)	18	9
Other financial assets	(Note 8)	26	24
		22,484	30,958

Property and equipment	(Note 9)	59	84
		$22,543	$31,042

Liabilities

Current
Accounts payable and accrued liabilities		$311	$1,104
Due to related parties	(Note 13)	20	64
		331	1,168

Shareholders’ Equity

Share capital	(Note 11)	246,089	246,089
Contributed surplus		45,635	44,404
Deficit		(269,556)	(260,659)
Accumulated other comprehensive income		44	40
		22,212	29,874
		$22,543	$31,042

Contractual Obligations                                          (Note 16)

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2015	2014	2013

Income
Interest income		$291	$497	$643
Expenses
Accounting and audit		87	102	135
Administration salaries and consulting	(Note 12)	760	694	1,272
Amortization	(Note 9)	35	42	50
Directors’ fees	(Note 12)	639	213	1,402
Foreign exchange loss		29	10	20
General and administration	(Note 15)	492	545	571
Legal fees		80	127	48
Impairment on available-for-sale investments	(Note 8)	48	39	187
Management fees	(Note 12)	209	203	1,000
Mineral property exploration expenditures	(Notes 10 and 12)	6,296	8,390	14,210
Shareholder communications		390	578	705
Stock exchange listing and filing fees		123	119	94
		9,188	11,062	19,694
Net loss for the year		(8,897)	(10,565)	(19,051)
Other comprehensive income for the year
Items that may be reclassified to profit or loss:
Currency translation difference		4	6	18
Comprehensive loss for the year		$(8,893)	$(10,559)	$(19,033)

Basic and diluted loss per common share		$(0.10)	$(0.12)	$(0.22)

Weighted average number of common shares outstanding		88,407,753	88,407,753	88,407,753

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars)

For the years ended December 31,	2015	2014	2013

Operating Activities
Net loss for the year	$(8,897)	$(10,565)	$(19,051)
Non-cash items:
Amortization (Note 9)	35	42	50
Impairment on available-for-sale investments (Note 8)	48	39	187
Share-based compensation (Note 12)	1,231	405	3,662
	(7,583)	(10,079)	(15,152)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	41	98	559
Due from related parties	(9)	12	74
Due to related parties	(44)	22	(8)
Accounts payable and accrued liabilities	(791)	284	(6)
Cash outflow from operating activities	(8,386)	(9,663)	(14,533)
Investing Activities
Acquisition of property and equipment	(9)	(2)	(22)
Acquisition of marketable securities	(50)	-	(250)
Cash outflow from investing activities	(59)	(2)	(272)

Effect of foreign exchange rate change on cash	1	(18)	3

Net decrease in cash and cash equivalents	(8,444)	(9,683)	(14,802)
Cash and cash equivalents – beginning of the year	30,752	40,435	55,237
Cash and cash equivalents – end of the year	$22,308	$30,752	$40,435

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance - January 1, 2013		88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399
Activity during the period:
-	Share-based compensation	-	-	3,662	-	-	3,662
-	Other comprehensive income	-	-	-	-	18	18
-	Net loss for the period	-	-	-	(19,051)	-	(19,051)
Balance - December 31, 2013		88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028

Balance - January 1, 2014		88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028
Activity during the period:
-	Share-based compensation	-	-	405	-	-	405
-	Other comprehensive income	-	-	-	-	6	6
-	Net loss for the period	-	-	-	(10,565)	-	(10,565)
Balance - December 31, 2014		88,407,753	$246,089	$44,404	$(260,659)	$40	$29,874

Balance - January 1, 2015		88,407,753	$246,089	$44,404	$(260,659)	$40	$29,874
Activity during the period:
-	Share-based compensation	-	-	1,231	-	-	1,231
-	Other comprehensive income	-	-	-	-	4	4
-	Net loss for the period	-	-	-	(8,897)	-	(8,897)
Balance - December 31, 2015		88,407,753	$246,089	$45,635	$(269,556)	$44	$22,212

See accompanying notes to the consolidated financial statements

1.	Nature of Business

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

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The consolidated financial statements have been prepared under the historical cost convention except for marketable securities at fair value through profit or loss.  The Board of Directors approved the consolidated financial statements on March 22, 2016.

3.	Changes in Accounting Policy and Disclosures

    New Standards and Interpretations Not Yet Adopted

The IASB has issued the following standards which have not yet been adopted by the Company.

IFRS 9 – Financial Instruments - classification and measurement

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.  The Company is currently assessing the impact of the standard on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations.  IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue.  IFRS 15 is effective for reporting periods beginning on or after January 1, 2018.  Earlier adoption is permitted.  There should be no impact on the Company’s financial statements from this new standard.

3.	Changes in Accounting Policy and Disclosures (Continued)

IFRS 16 – Leases

In January 2016, the IASB published IFRS 16 which replaces IAS 17, Leases.  IFRS 16 establishes how an entity will recognise, measure, present and disclose leases. It is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

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

	Incorporation	Percentage of Ownership
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%
Sociedad Contractual Minera Retexe Chile (“Retexe”)	Chile	100%
Minera Goldeye Chile Limitada (“Goldeye”)	Chile	100%

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

The functional currency of the parent company is the Canadian dollar and the functional currency of the Company’s Chilean subsidiaries, Eton, Retexe and Goldeye, is the Chilean Peso.  The financial statements of these subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

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

●
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

●
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

●
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

The Company expenses all advance royalty payments to mineral property exploration expenditures.  Once a decision on development of mineral properties has been made, the Company will capitalize the advance royalty payments until the commencement of production at which time they will be charged to operations (see Notes 10 and 16).

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

The Canadian parent company had the following balances in foreign currencies as at December 31, 2015 and 2014:

2015 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	90	-
Accounts payable and accrued liabilities	(27)	(16)
Net balance	63	(16)
Equivalent in Canadian Dollars	87	(16)
Rate to convert to $ CDN	1.3840	1.0083

2014 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	248	-
Accounts payable and accrued liabilities	(29)	(61)
Net balance	219	(61)
Equivalent in Canadian Dollars	254	(58)
Rate to convert to $ CDN	1.1601	0.9479

Based on the above net exposures as at December 31, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $8,700 and $1,600 respectively (2014 - $25,400 and $5,800 respectively) in the Company’s net loss.

6.	Financial Instruments (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents.  Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2015 ranged between 1.00% and 1.20%.

Based on the amount of cash and cash equivalents held at December 31, 2015, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $112,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company had cash and cash equivalents at December 31, 2015 in the amount of $22,308,000 in order to meet short-term business requirements.  At December 31, 2015, the Company had current liabilities of $331,000 which are due on demand or within 30 days.

7.	Cash and Cash Equivalents

(in thousands)	December 31, 2015	December 31, 2014
Cash
Cash at bank	$12,728	$5,278
Investment savings accounts	9,580	25,474
Total	$22,308	$30,752

8.	Other Financial Assets

The Company holds 312,500* common shares in San Marco Resources Inc. (“San Marco”). In addition, during the year, the Company acquired 1,000,000 common shares of Goldeye Explorations Limited (“Goldeye”).

	Goldeye		San Marco
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Number of shares held (in thousands)	1,000,000	-	312,500	1,562,500

Cost	$50	$-	$250	$250
Market value – beginning of year	$-	$-	$24	$63
Impairment of available-for-sale financial assets	(30)	-	(18)	(39)
Market value – end of year1	$20	$-	$6	$24

*	On January 5, 2015 San Marco shares were consolidated on the basis of one new common share for five old common shares. As a result the Company now holds 312,500 new common shares.
1	Classified as a Level 1 financial instrument and measured at fair value using quoted prices in active markets for identical assets.

9.	Property and Equipment

(in thousands)	Computer Equipment	Computer Software	Equipment including Vehicles	Leasehold Improvements	Office equipment	Total
Cost
As at January 1, 2014	$111	$15	$310	$22	$68	$526
Additions	-	-	-	-	2	2
Effect of movements in exchange rates	-	-	(14)	-	-	(14)
Balance as at December 31, 2014	$111	$15	$296	$22	$70	$514

Amortization
As at January 1, 2014	$(111)	$(15)	$(187)	$(14)	$(68)	$(395)
Charged for the year	-	-	(38)	(4)	-	(42)
Effect of movements in exchange rates	-	-	7	-	-	7
Balance as at December 31, 2014	$(111)	$(15)	$(218)	$(18)	$(68)	$(430)

Net carrying value
As at January 1, 2014	$-	$-	$123	$8	$-	$131
As at December 31, 2014	$-	$-	$78	$4	$2	$84

Cost
As at January 1, 2015	$111	$15	$296	$22	$70	$514
Additions	9	-	-	-	-	9
Effect of movements in exchange rates	-	-	5	-	-	5
Balance as at December 31, 2015	$120	$15	$301	$22	$70	$528

Amortization
As at January 1, 2015	$(111)	$(15)	$(218)	$(18)	$(68)	$(430)
Charged for the year	(3)	-	(28)	(4)	-	(35)
Effect of movements in exchange rates	-	-	(4)	-	-	(4)
Balance as at December 31, 2015	$(114)	$(15)	$(250)	$(22)	$(68)	$(469)

Net carrying value
As at January 1, 2015	$-	$-	$78	$4	$2	$84
As at December 31, 2015	$6	$-	$51	$-	$2	$59

10.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

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

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties.  The vendor retains a 3% NSR from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,250,000 paid to December 31, 2015) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and the NSR will be payable.

Water agreement

In January 2014, the Company’s Chilean subsidiary, Eton, negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”).  The new terms amend the original agreement entered into between the parties in May 2013.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in any water rights granted following the discovery of water near Peñas Blancas (Laguna Verde) in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, in the event of approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama Pacific’s obligation to pay Hydro Exploraciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights.  Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton’s original 50% interest in any water rights acquired.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired. Following the discovery of water at Peñas Blancas, as part of the application for water rights, the Company was granted a provisional easement over the area in Q4 2015.

10.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Land easement

On June 10, 2013 the Company announced that its application for surface rights at Caspiche had been granted by the Chilean Government.  The Company has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area; the easement extends this area to cover most of its additional tenements as well as areas that may be required for potential development of a mine at Caspiche. In order to maintain these rights, which are valid for 25 years, the Company is required to make total payments of 157,529 Unidades de Fomento (UF)*, an equivalent of approximately US $6.3 million of which US$3.0 million has been paid to December 31, 2015. Seven annual payments of approximately US$465,000 remain payable.

* Unidad de Fomento (UF). This is a unit of account used in Chile. The exchange rate between the UF and the Chilean peso is constantly adjusted to inflation so that the value of the UF remains constant.

b)	Exploration Costs

The tables below show the Company’s exploration expenditures for the years ended December 31, 2015, 2014 and 2013.

	2015			2014			2013
(in thousands)	Generative	Chile	Total	Mexico	Chile	Total	Mexico	Chile	Total
Access/easement/advanced royalty	$-	$1,207	$1,207	$25	$1,002	$1,027	$57	$2,603	$2,660
Assays	-	-	-	-	-	-	62	44	106
Consultants and contractors	-	428	428	-	755	755	23	1,413	1,436
Drilling	-	851	851	6	2,159	2,165	767	2,281	3,048
Engineering and geological *	309	629	938	17	1,000	1,017	949	1,474	2,423
Environmental	-	161	161	-	121	121	22	91	113
Field camp	-	340	340	-	901	901	33	527	560
IVA tax	-	371	371	(100)	451	351	113	535	648
Legal and title	-	478	478	2	295	297	105	456	561
Metallurgical *	-	17	17	-	323	323	1	230	231
Office operations	-	193	193	2	216	218	174	288	462
Resource development	-	3	3	-	32	32	-	76	76
Travel	28	318	346	2	390	392	142	471	613
Wages and benefits *	93	870	963	2	789	791	148	1,125	1,273
Exploration costs	$430	$5,866	$6,296	$(44)	$8,434	$8,390	$2,596	$11,614	$14,210
Cumulative exploration costs	$430	$106,060	$109,042	$2,552	$100,194	$102,746	$2,596	$91,760	$94,356

* Includes share-based compensation as reflected below:

	2015	2014			2013
(in thousands)	Chile	Mexico	Chile	Total	Mexico	Chile	Total
Engineering and geological	$308	$5	$208	$213	$74	$533	$607
Metallurgical	-	-	-	-	-	111	111
Wages and benefits	149	-	-	-	-	224	224
Cumulative exploration costs	$457	$5	$208	$213	$74	$868	$942

11.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

12.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows:  On May 31, 2013, shareholders approved an amendment reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At December 31, 2015, the maximum number of options issuable under the Plan was 7,445,000. Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.

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

A summary of the changes in share options during the year is as follows:

	December 31, 2015		December 31, 2014
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	8,253,000	$1.26	8,923,000	$1.30
Granted	7,230,000	0.53	50,000	0.70
Cancelled	(7,252,500)	1.27	-	-
Forfeited	(410,000)	1.27	-	-
Expired	(375,500)	1.27	(720,000)	1.70
Options outstanding, end of year	7,445,000	$0.53	8,253,000	$1.26

During the year, option holders voluntarily surrendered 7,252,500 options and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $nil (2014 -$nil). Additionally, the Company re-priced 215,000 options which ranged in price from $0.70 to $1.27 to an exercise price of $0.50 per option, recognizing $38,650 in share-based compensation.

The Company granted 7,230,000 options during the year. Of the options granted, 1,500,000 were accounted for as a re-pricing from an exercise price of $1.22 to an exercise price of $0.54 resulting in the Company recognizing $138,809 in share-based compensation. The remaining 5,730,000 options were accounted for as a new grant and the Company recognized share-based compensation expense of $1,053,577. Total share-based compensation for the year was $1,231,036.

There were nil (2014 - nil) options exercised during the period.

12.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at December 31, 2015.
Outstanding Options				Exercisable Options
Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.50	2,905,000	4.95	$0.50	782,500	$0.50
0.54	1,750,000	4.91	0.54	437,500	0.54
0.56	2,790,000	4.89	0.56	697,500	0.56
	7,445,000	4.92	$0.53	1,917,500	$0.53

For the options granted during the year, the weighted average grant date fair market value was $0.27 per share.

Share-based Compensation

The fair value of the 7,230,000 (2014 – 50,000) options granted by the Company during the years ended December 31, 2015 and 2014 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2015	2014	2013
Expected annual volatility	60%	60%	70%
Risk-free interest rate	0.59%-0.90%	1.56%	0.96% - 1.42%
Expected life	5 years	5 years	5 years
Expected dividend yield	0.0%	0.0%	0.0%

Share-based compensation expense of $1,231,000 (2014 - $405,000, 2013 - $3,662,000) was recognised during the year.

Share-based compensation expense for the years ended December 31 has been allocated as follows:

(in thousands)	2015	2014	2013
Administration salaries and consulting	$232	$106	$790
Directors’ fees	500	63	1,240
Management fees	42	23	690
Mineral property exploration expenditures	457	213	942
Total	$1,231	$405	$3,662

13.	Related Party Transactions

An amount due from a related party of $18,000 at December 31, 2015 (December 31, 2014 - $9,000) is for the recovery of common expenditures from Rugby Mining Limited (“Rugby”).  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $20,000 at December 31, 2015 (December 31, 2014 - $64,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

During the year ended December 31, 2015 a total of $792,000 (2014 - $833,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $185,000 (2014 - $200,000) were paid or accrued to a corporation of which a Co-Chairman of the Company is a principal.  As at December 31, 2015, the Company had amounts owing of $5,000 (December 31, 2014 - $14,000) to this company.

b)
Exploration fees of $269,000 (2014 - $249,000) were paid or accrued to a corporation controlled by the Vice-President, Development and Operations.  As at December 31, 2015, the Company had amounts owing of $13,000 (December 31, 2014 - $28,000) to this company.

c)
Management fees of $107,000 (2014 - $120,000) were paid to a corporation controlled by a Co-Chairman of the Company.  As at December 31, 2015, the Company had amounts owing of $Nil (December 31, 2014 - $Nil) to this company.

d)
Management fees of $231,000 (2014 - $250,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.  As at December 31, 2015, the Company had amounts owing of $2,000 (December 31, 2014 - $22,000) to this company.

e)
The Company paid or accrued rent expense of $Nil (2014 - $14,000) to a company controlled by a director of the Company.  Of this amount, $Nil (2014 - $6,000) was recovered from a corporation with directors in common.  As at December 31, 2015, the Company had amounts owing of $Nil (December 31, 2014 - $Nil) to this company.

14.           Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.  Key management personnel of the Company at December 31, 2015 included four (4) (2014 - 4, 2013 - 4) executive officers and three (3) (2014 - 3, 2013 - 3) independent members of the Board of Directors.

The following compensation has been provided to key management personnel for the years ended December 31:

(in thousands)	2015	2014	2013
Compensation - cash and benefits	$986	$1,070	$1,163
Share-based payments	831	396	2,611
Total	$1,817	$1,466	$3,774

15.           Expenses by Nature

General and administration expense is made up of the following:

Year ended December 31, (in thousands)
	2015	2014	2013
Bank charges	$8	$8	$13
Office	213	211	212
Rent	159	185	185
Telecommunications	29	27	28
Transfer agent	9	17	18
Travel and promotion	74	97	115
Total	$492	$545	$571

16.	Contractual Obligations

The Company leases offices in Canada and Chile and has land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2016	2017 - 2018	2019 - 2020	2021 - 2025
Advance royalty payments*	$8,650	$346	$692	$692	$6,920
Land easement payments**	4,501	643	1,286	1,286	1,286
Office and equipment leases	379	326	53	-	-
Property access agreements	103	103	-	-	-
Total	$13,633	$1,418	$2,031	$1,978	$8,206

* Obligation in US dollars converted to Canadian dollars at the closing rate of the reporting period (1 USD = 1.3840 CAD).
** Obligation in Unidad de Fomento (UF). This value is converted to Canadian dollars at the closing rate of the reporting period (1 UF = 50.15 CAD).

17.	Segmented Information

The Company’s activities are all in the one reportable operating segment - mineral property acquisition, exploration and development.  The following provides required disclosures on a geographic basis:

December 31,2015
(in thousands)	Canada	Chile	Total
Cash and cash equivalents	$22,268	$40	$22,308
Amounts receivable and prepaid expenses	79	53	132
Due from related party	18	-	18
Other financial assets	26	-	26
Property and equipment	7	52	59
	22,398	145	22,543
Current liabilities	(193)	(138)	(331)
	$22,205	$7	$22,212
Net loss – year ended December 31, 2015	$2,968	$5,929	$8,897

December 31,2014
(in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$30,567	$-	$185	$30,752
Amounts receivable and prepaid expenses	144	-	29	173
Due from related party	9	-	-	9
Other financial assets	24	-	-	24
Property and equipment	4	-	80	84
	30,748	-	294	31,042
Current liabilities	(307)	-	(861)	(1,168)
	$30,441	$-	$(567)	$29,874
Net loss – year ended December 31, 2014	$2,239	$(44)	$8,370	$10,565
Net loss – year ended December 31, 2013	$4,777	$2,596	$11,678	$19,051

18.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

(in thousands)	2015	2014	2013
Net loss for the year before income tax	$8,897	$10,565	$9,051
Combined federal and provincial tax rate	26.00%	26.00%	25.75%
Income tax recovery at statutory rates	$(2,313)	$(2,747)	$(4,906)
Losses and other deductions for which no benefit has been recognized	1,666	1,979	2,082
Non-deductible share-based compensation	320	105	943
Non-deductible mineral property exploration costs	277	609	1,019
Foreign exchange rate and tax rate differences	(48)	(66)	539
Other	98	120	323
Income tax recovery	$ Nil	$ Nil	$ Nil

The significant components of the Company’s consolidated future tax assets are as follows:

(in thousands)	2015	2014	2013
Non-capital loss carry forwards – Canada	$6,688	$6,248	$5,708
Non-capital loss carry forwards – Chile	3,676	2,459	1,128
Exploration and development deductions	18,088	17,689	12,065
Property and equipment – Canada	36	34	33
Share issue costs	-	-	26
Other	53	41	39
Unrecognised deferred tax asset	$28,541	$26,471	$18,999

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of $24 million expire as follows:

(in thousands)
2026	$2,242
2027	2,001
2028	2,424
2029	4,038
2031	4,083
2032	4,135
2033	3,031
2034	2,077
2034	1,694
$25,725

At December 31, 2015, the Company also has tax loss carry forwards in Chile which have no expiry, totaling $13.6 million, which are available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

EXETER RESOURCE CORPORATION

Dated: April 29 2016	By:	/s/ Wendell Zerb
Wendell Zerb, President and Chief Executive Officer
(Principal Executive Officer)